     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 1998.


                                                      REGISTRATION NO. 333-48819
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------

                                AMENDMENT NO. 5

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                        CAPSTAR BROADCASTING CORPORATION
             (Exact name of registrant as specified in its charter)

             DELAWARE                              4832                             74-2833106
     (State of incorporation)          (Primary Standard Industrial              (I.R.S. Employer
                                       Classification Code Number)             Identification No.)

                             ---------------------
                        600 CONGRESS AVENUE, SUITE 1400
                              AUSTIN, TEXAS 78701
                                 (512) 340-7800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                R. STEVEN HICKS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        CAPSTAR BROADCASTING CORPORATION
                        600 CONGRESS AVENUE, SUITE 1400
                              AUSTIN, TEXAS 78701
                                 (512) 340-7800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                          Copies of Communications to:

     WILLIAM S. BANOWSKY, JR.               MICHAEL D. WORTLEY                  JEREMY W. DICKENS
 CAPSTAR BROADCASTING CORPORATION         VINSON & ELKINS L.L.P.            WEIL, GOTSHAL & MANGES LLP
 600 CONGRESS AVENUE, SUITE 1400        3700 TRAMMELL CROW CENTER         100 CRESCENT COURT, SUITE 1300
       AUSTIN, TEXAS 78701                   2001 ROSS AVENUE                  DALLAS, TEXAS 75201
          (512) 340-7800                   DALLAS, TEXAS 75201                    (214) 746-7700
                                              (214) 220-7700

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                             ---------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY   , 1998

LOGO                                 31,000,000 Shares
                              CAPSTAR BROADCASTING CORPORATION
                                    Class A Common Stock
                                      ($.01 par value)

                               ------------------
All of the shares of Class A Common Stock, par value $.01 per share (the "Class
    A Common Stock"), offered hereby are being sold by Capstar Broadcasting Corporation (the "Company"). Of the 31,000,000 shares of Class A Common Stock being offered, 24,800,000 shares are being offered initially in the United States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S.
 Offering") and 6,200,000 shares are being offered initially outside the United
      States and Canada (the "International Shares") by the Managers (the "International Offering" and together with the U.S. Offering, the "Offering").
   The offering price and underwriting discounts and commissions of the U.S.
             Offering and the International Offering are identical.

The net proceeds of the Offering will be part of the Financing (as defined) that will be used to consummate the acquisition (the "SFX Acquisition") of SFX Broadcasting, Inc. ("SFX") and related acquisitions for approximately $1.3 billion, to repay existing indebtedness under the SFX Credit Facility (as defined) of approximately $313.0 million, to redeem $154.0 million aggregate principal amount of the 10 3/4% SFX Notes (as defined), to redeem $119.6 million aggregate liquidation preference of the outstanding shares of 12 5/8% SFX
    Preferred Stock (as defined), and to pay related fees and expenses. The consummation of the Offering is conditioned on the concurrent consummation of the SFX Acquisition. See "Use of Proceeds" and "The Transactions -- The SFX
                                 Transactions."

 Prior to the Offering, there has been no public market for the Class A Common Stock. It is anticipated that the initial public offering price will be between
   $18.00 and $21.00 per share. For information relating to the factors to be considered in determining the initial offering price to the public, see
                                "Underwriting."

The Company's authorized common stock consists of Class A Common Stock, Class B
  Common Stock, par value $.01 per share ("Class B Common Stock"), and Class C Common Stock, par value $.01 per share ("Class C Common Stock" and, together with the Class A Common Stock and the Class B Common Stock, the "Common Stock").
 The rights of each share of Common Stock are essentially identical other than with respect to voting rights. The Class A Common Stock entitles the holders thereof to one vote per share, the Class B Common Stock has no voting rights, except as otherwise required by law, and the Class C Common Stock entitles the holders thereof to ten votes per share. Upon completion of the Offering, (i) the holders of Class A Common Stock offered hereby will hold approximately 92.0% of the outstanding Class A Common Stock, representing approximately 4.3% of the total voting power of the outstanding Common Stock and (ii) the holders of the
Class C Common Stock will have approximately 95.3% of the total voting power of the outstanding Common Stock. Thomas O. Hicks, the Company's Chairman of the Board, R. Steven Hicks, the Company's President and Chief Executive Officer, and affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") beneficially own all of the outstanding Class C Common Stock. An affiliate of Hicks Muse owns 84.2% of the outstanding Class B Common Stock. Subject to any necessary approval of the Federal Communications Commission (the "FCC"), the Class B Common Stock
  and the Class C Common Stock are convertible in whole or in part at any time into Class A Common Stock on a share-for-share basis. See "Description of
                                Capital Stock."

  The Class A Common Stock has been approved for listing on the New York Stock
        Exchange under the symbol "CRB," subject to notice of issuance.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE CLASS A COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE
                                   15 HEREIN.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                            UNDERWRITING
                                                     PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                      PUBLIC                COMMISSIONS               COMPANY(1)
                                                ------------------       ------------------       ------------------
Per Share...................................            $                        $                        $
Total (2)...................................            $                        $                        $

(1) Before deduction of expenses payable by the Company estimated at $3,325,000.

(2) The Company has granted the U.S. Underwriters and Managers an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 4,650,000 additional shares to cover over-allotments of shares. If the option is exercised in
    full, the total Price to Public will be $         , Underwriting Discounts
    and Commissions will be $         , and Proceeds to Company will be
    $         .

     The U.S. Shares are offered by the several U.S. Underwriters when, as and if issued by the Company, delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that
the U.S. Shares will be ready for delivery on or about             , 1998
against payment in immediately available funds.

                              Joint Lead Managers

CREDIT SUISSE FIRST BOSTON       BT ALEX. BROWN       MORGAN STANLEY DEAN WITTER
                               ------------------
BEAR, STEARNS & CO. INC.                                    GOLDMAN, SACHS & CO.

NATIONSBANC MONTGOMERY SECURITIES LLC                       SALOMON SMITH BARNEY

                      Prospectus dated             , 1998.

[A map of the United States depicting the markets in which the Company owns and operates radio stations]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise specified, this Prospectus assumes (i) the consummation of the SFX Transactions (as defined), (ii) a one for ten reverse stock split of the Common Stock effected prior to the closing of the Offering and (iii) no exercise of the over-allotment option. As used in this Prospectus, unless the context otherwise requires, the "Company" and "Capstar" refer to Capstar Broadcasting Corporation and its subsidiaries after giving effect to the consummation of the SFX Transactions. The Company is a holding company, which conducts substantially all of its operations through its subsidiary Capstar Broadcasting Partners, Inc. ("Capstar Partners"), which conducts substantially all of its operations through its subsidiary Capstar Radio Broadcasting Partners, Inc. ("Capstar Radio"), which conducts substantially all of its operations through its subsidiaries, Atlantic Star Communications, Inc. ("Atlantic Star"), Southern Star Communications, Inc. ("Southern Star"), GulfStar Communications, Inc. ("GulfStar"), Central Star Communications, Inc. ("Central Star"), and Pacific Star Communications, Inc. ("Pacific Star"). See "Business -- The Company" for additional information regarding the development of the Company. Certain capitalized terms used in this Prospectus are defined herein under the caption "Glossary of Certain Terms."


                                  THE COMPANY


     The Company is the largest radio broadcaster in the United States operating primarily in mid-sized markets based on number of stations and, on a pro forma basis after giving effect to the Completed Transactions (as defined), the SFX Transactions and the Pending Acquisitions (as defined), based on 1997 revenue. Since its first acquisition in October 1996, the Company has assembled, on a pro forma basis after giving effect to the SFX Transactions, a nationwide portfolio of 299 owned and operated or programmed stations in 75 mid-sized markets. This portfolio includes clusters of four or more stations in 42 markets and comprises the leading station group, in terms of revenue share and/or audience share, in 49 markets. Of the 299 stations, the Company owns and operates 209 stations and programs 21 stations and, upon the consummation of the SFX Transactions, will own and operate an additional 68 stations and sell commercial time on one additional station. On a pro forma basis, after giving effect to the Completed Transactions and the SFX Transactions, and the financing thereof, and the application of the net proceeds therefrom, as if they had occurred on January 1, 1997, the Company would have had net revenue, BCF (as defined) and net loss from continuing operations of $578.1 million, $223.8 million and $146.3 million, respectively, for the twelve-months ended March 31, 1998. On a same station basis, for all of the Company's stations owned or operated as of March 31, 1998, BCF increased $4.3 million, or 32.8%, to $17.5 million in the three months ended March 31, 1998 from $13.2 million in the three months ended March 31, 1997.


     R. Steven Hicks, an executive with over 30 years of experience in the radio broadcasting industry, and Hicks Muse, a Dallas-based private equity firm, formed Capstar to capitalize on the consolidation opportunities produced by the Telecommunications Act of 1996 (the "Telecom Act"). R. Steven Hicks and Hicks Muse recognized that the Telecom Act created a unique opportunity to consolidate stations in mid-sized markets and, accordingly, created a company that was designed specifically to address this market opportunity. Because the Telecom Act enabled operators in mid-sized markets for the first time to form clusters of four or more stations in individual markets, R. Steven Hicks and Hicks Muse believed that the Company could achieve the economies of scale necessary to support an investment in higher quality managers, programming and systems in these markets. The creation of sizable operations allows the Company to upgrade its stations' programming, sales, promotions, engineering and administrative operations to standards previously seen only in larger markets. Management believes that this positions the Company to generate revenue growth in these markets in excess of historical growth rates, to increase its audience and revenue shares within these markets and, by capitalizing on economies of scale, to achieve increases in its BCF growth rates and margins.

     Management believes that Capstar's national portfolio of 299 stations creates significant revenue and cash flow growth opportunities for the Company, previously unavailable to mid-sized market operators. For example, the Company is utilizing innovative computer networking technology to distribute high quality programming created in centralized locations to selected stations throughout the country, while maintaining the local character of each broadcast. This allows management to reduce staffing and programming costs while substantially increasing the quality of programming. In addition, the Company's national audience of approximately 16.7 million listeners per week, one of the largest national audiences among radio broadcasters, has created an opportunity for national, network and regional advertisers to easily reach listeners in mid-sized markets. Furthermore, management believes that the Company's well-developed infrastructure allows it to efficiently acquire and integrate additional stations.

     Because the Company has assembled its portfolio of 299 stations over the past 20 months, management considers many of these newly formed station clusters to be underdeveloped with the potential for substantial growth as the Company capitalizes on the opportunities created by industry deregulation and the implementation of its acquisition strategy.

                               STATION PORTFOLIO

     To effectively and efficiently manage its station portfolio, the Company has developed a flexible operating structure designed to manage a large and growing number of radio stations throughout the United States. The station portfolio is operationally organized into five regions: the Northeast (Atlantic
Star), the Southeast (Southern Star), the Southwest (GulfStar), the Midwest (Central Star) and the West (Pacific Star), each of which is managed by regional executives in conjunction with general managers in each of the Company's markets.

     The following table sets forth certain information regarding the Company's station portfolio, assuming consummation of the SFX Transactions. The table does not include ten large market SFX stations, for which Chancellor Media will provide services under separate LMAs (as defined).

                                                                        NUMBER OF   COMPANY   COMPANY
                                                                        STATIONS    REVENUE   AUDIENCE
                                                                MSA     ---------    SHARE     SHARE
                         MARKET(1)                            RANK(1)   FM    AM    RANK(1)   RANK(1)
                         ---------                            -------   ---   ---   -------   --------
NORTHEAST REGION (ATLANTIC STAR)
  Providence, RI*...........................................     31      2     1        2          2
  Hartford, CT*.............................................     42      4     1        2          2
  Richmond, VA*.............................................     56      4    --        2          2
  Albany-Schenectady-Troy, NY*..............................     57      3     2        1          1
  Allentown-Bethlehem, PA...................................     65      2     2        1          1
  Harrisburg-Lebanon-Carlisle, PA...........................     73      1     1        2          2
  Wilmington, DE............................................     74      2     2        3          2
  Springfield, MA*..........................................     77      2     1        1          3
  New Haven, CT*............................................     95      2    --        1          1
  Roanoke, VA...............................................    102      4     1        2          1
  Worcester, MA.............................................    107      1     1        1          1
  Fairfield County, CT......................................    112      2     2        2          4
  Portsmouth-Dover-Rochester, NH............................    117      2     1        2          1
  Huntington, WV-Ashland, KY................................    139      5     5        1          1
  Manchester, NH............................................    193      1     1        2          2
  Wheeling, WV..............................................    216      5     2        1          1
  Winchester, VA............................................    219      2     1        1          1
  Burlington, VT............................................    221      1    --        2          4t
  Lynchburg, VA.............................................     NA      3     1        1          1
                                                                       ---   ---
        Subtotal............................................            48    25
SOUTHEAST REGION (SOUTHERN STAR)
  Charlotte-Gastonia-Rock Hill, NC*.........................     36      3    --        2          2
  Greensboro, NC*...........................................     40      2     2        4          4
  Nashville, TN*............................................     44      4     1        1          1
  Raleigh-Durham, NC*.......................................     48      4    --        1          1
  Jacksonville, FL*.........................................     51      4     2        1          1
  Birmingham, AL............................................     55      2     1        3          3
  Greenville, SC*...........................................     58      3     1        1          1
  Columbia, SC..............................................     90      4     2        1          1
  Melbourne-Titusville-Cocoa, FL............................     96      3     2        1          1
  Huntsville, AL............................................    113      4     2        1          1
  Ft. Pierce-Stuart-Vero Beach, FL..........................    119      5     1        1          1
  Montgomery, AL............................................    143      3    --        2          1
  Savannah, GA..............................................    154      4     2        1          1

                                                                        NUMBER OF   COMPANY   COMPANY
                                                                        STATIONS    REVENUE   AUDIENCE
                                                                MSA     ---------    SHARE     SHARE
                         MARKET(1)                            RANK(1)   FM    AM    RANK(1)   RANK(1)
                         ---------                            -------   ---   ---   -------   --------
  Asheville, NC.............................................    176      1     1        1          1
  Tuscaloosa, AL............................................    215      3     1        1          1
  Jackson, TN...............................................    260      2     1        1          1
  Statesville, NC...........................................     NA      1     1       NA         NA
  Gadsden, AL...............................................     NA      1     1       NA         NA
                                                                       ---   ---
        Subtotal............................................            53    21
SOUTHWEST REGION (GULFSTAR)
  Austin, TX*...............................................     50      2     1        1          1
  Baton Rouge, LA...........................................     81      3     3        1          1
  Wichita, KS*..............................................     89      2     1        3          2
  Jackson, MS*..............................................    118      3     1        1          2
  Pensacola, FL.............................................    123      3    --        1          1
  Corpus Christi, TX........................................    127      4     2        1          1
  Beaumont, TX..............................................    128      3     1        1          1
  Shreveport, LA............................................    129      1     1        2          3
  Biloxi-Gulfport-Pascagoula, MS*...........................    137      2    --        1          1
  Tyler-Longview, TX........................................    141      4     1        1          1
  Killeen, TX...............................................    151      2    --        1          1
  Fayetteville, AR..........................................    156      4    --        1          1
  Ft. Smith, AR.............................................    169      2     1        1          1
  Lubbock, TX...............................................    173      4     2        1          1
  Midland, TX...............................................    174      3    --        2          2
  Amarillo, TX..............................................    188      3     1        2          2
  Waco, TX..................................................    192      4     2        1          1
  Alexandria, LA............................................    200      3     1        1          1
  Texarkana, TX.............................................    241      4     2        1          1
  Lawton, OK................................................    249      2    --        1          1
  Lufkin, TX................................................     NA      3     1       NA          1
  Victoria, TX..............................................     NA      2    --       NA          1
                                                                       ---   ---
        Subtotal............................................            63    21
MIDWEST REGION (CENTRAL STAR)
  Milwaukee, WI*............................................     30      1     1        4          5
  Indianapolis, IN*.........................................     37      2     1        2          3
  Grand Rapids, MI..........................................     65      3     1        2          2
  Des Moines, IA............................................     88      2     1        3          3t
  Madison, WI...............................................    120      4     2        1          1
  Springfield, IL...........................................    190      2     1        3          3
  Cedar Rapids, IA..........................................    199      2    --        2          2
  Battle Creek-Kalamazoo, MI................................    232      2     2        1          1
                                                                       ---   ---
        Subtotal............................................            18     9
WEST REGION (PACIFIC STAR)
  Honolulu, HI..............................................     59      4     3        1          1
  Tucson, AZ*...............................................     61      2     2        1          2
  Fresno, CA................................................     64      6     3        2          2
  Modesto-Stockton, CA......................................    121      3     2        2          2
  Anchorage, AK.............................................    170      4     2        2          1
  Fairbanks, AK.............................................     NA      2     1       NA          1
  Farmington, NM............................................     NA      3     1       NA         NA
  Yuma, AZ..................................................     NA      2     1       NA          1
                                                                       ---   ---
        Subtotal............................................            26    15
        Total...............................................           208    91
                                                                       ===   ===

---------------

NA   Information not available.
t    Tied with another radio station group.
*    Stations to be acquired in the SFX Transactions.

(1) See explanatory notes to this table beginning on page 60 of this Prospectus.

                               OPERATING STRATEGY

     The Company's primary goals are (i) to achieve revenue growth rates at its stations that are significantly in excess of historical growth rates achieved in comparable markets and (ii) to increase its operating margins at these stations at growth rates which exceed the average operating margin growth rates being achieved in large markets. The Company intends to achieve these goals through the implementation of the following strategies:

     Enhance Revenue Growth through Multiple Station Ownership. The ownership of multiple stations in a market allows the Company to coordinate its programming to appeal to a broad spectrum of listeners. Once a station cluster has been created, the Company can provide one-stop shopping to advertisers attempting to reach a wide range of demographic groups in the Company's markets. Management believes that simplifying the buying of advertising time for customers encourages increased advertiser usage, thereby enhancing the Company's revenue generating potential. The Company also believes this simplification of the buying process is particularly effective outside the largest markets because advertisers in smaller markets typically perform more functions in the buying process for themselves (as opposed to outsourcing these functions to advertising firms or other vendors). By offering broad demographic coverage, the Company can also compete more effectively against alternative media, such as newspaper and television, thus potentially increasing radio's share of the total advertising dollars spent in a given market.

     The Company believes that multiple station ownership will allow it to be more effective in pursuing national, network and regional advertisers, a source of revenues which was previously limited in mid-sized markets. For example, the Company believes that its participation in the AMFM Radio Network, a national radio network owned by Chancellor Media Corporation ("Chancellor Media"), illustrates the Company's ability to attract new sources of network revenues to its stations as a result of its large audience reach.

     Utilize Sophisticated Revenue Generating Techniques. Following the acquisition of a station or station group, the Company implements sophisticated techniques such as advertising inventory management systems and centralized sales training programs to allow such stations to serve their advertising clients better and to compete more effectively with other media. It also utilizes in-depth music research studies to improve the quality of the programming and its responsiveness to the local market. Management believes that many single station or single market operators cannot justify the costs associated with utilizing these management techniques.

     Use Innovative Computer Technology to Enhance Programming. The Company is an industry leader in using computer network technology to deliver high quality programming. The Company's StarSystem(TM), a Company-owned programming distribution network, is designed to broadcast quality programming from centralized locations to selected stations throughout its markets. With this system, a single radio personality is able to introduce programming in multiple markets by digitally transferring custom introductions for each local market and inserting them into the playlist via the Company's wide area computer network. StarSystem(TM) enables the Company to make high quality on-air talent available on a cost-effective basis in markets that previously could not afford that level of programming while still maintaining a station's local identity. Management believes that in addition to the cost reductions associated with this system, StarSystem(TM) provides the Company with a competitive advantage by allowing management to implement format changes quickly and to integrate newly acquired stations and clusters more efficiently. To date, the Company has installed this digital technology at 88 stations at a one time cost of approximately $43,000 per station, which has resulted in average cost reductions of approximately $44,000 at each such station on an annualized basis. The Company intends to expand its StarSystem(TM) to an additional 132 stations by December 31, 1998, and plans to develop additional regionalized programming centers during 1998 and 1999 to continue its expansion of StarSystem(TM).

     Create Low Cost Operating Structure. Management believes that it can create a low cost operating structure in mid-sized markets for several reasons. First, because stations in mid-sized markets typically have less direct format competition, the Company is less reliant on expensive on-air celebrities and costly advertising and promotional campaigns to capture listeners. Second, the ownership of multiple stations within a market allows the Company to achieve substantial cost savings through the consolidation of facilities, management, sales and administrative personnel and operating resources (such as on-air talent, programming and music research) and through the elimination of redundant corporate expenses. Furthermore, the Company, as a result of its large station portfolio, combined with the consolidated purchasing power of other companies affiliated with Hicks Muse, has realized volume discounts in such areas as national representation commissions, employee benefits, casualty insurance premiums and other operating expenses.

     Capitalize on Extensive Regional Management Experience. Each of the Company's regional presidents and chief executive officers has extensive industry experience, having served as a senior executive and/or owner of, or consultant to, one or more substantial station groups in mid-sized to large markets. The Company has capitalized on this experience by designing a regional organizational structure to manage its station portfolio effectively and to accommodate future in-market or station group acquisitions. Each regional operating executive reports directly to the Company's Chief Operating Officer. The Company believes that each of its regional executives possesses considerable knowledge of its region's other radio broadcasters and is, therefore, well situated to identify strategic acquisition candidates.

                              ACQUISITION STRATEGY

     The Company is the leading consolidator of radio stations in mid-sized markets throughout the United States. Management has achieved this position using an acquisition strategy that it believes allows the Company to develop radio station clusters at reasonable prices. The Company first seeks to enter attractive new mid-sized markets by acquiring a leading station (or a group that owns a leading station). The Company then uses the initial acquisition as a platform to acquire additional stations. Management believes that by leveraging its existing infrastructure, knowledge of and relationships with advertisers and substantial experience it can improve the operating performance and financial results of acquired stations. From time to time, the Company may acquire station groups or companies with one or more stations in large or small markets. Although the Company's primary acquisition strategy is to acquire and operate stations in mid-sized markets, the Company may in the future retain and operate such large or small market stations. Any acquisitions made by the Company may be for cash, debt, property or capital stock or stock equivalents of the Company or a combination thereof. From time to time, management anticipates that it also may have opportunities to purchase radio stations outside of the United States and may pursue such opportunities. In addition, management from time to time also evaluates other acquisition opportunities in media related businesses, particularly businesses with significant after tax cash flow generating potential, that it believes would complement the Company's radio broadcasting business. The Company has entered into a long-term, approximately $500.0 million station exchange agreement with Chancellor Media, pursuant to which Chancellor Media will acquire certain of the SFX stations in large markets in exchange for radio stations to be identified by the Company over a three-year period. See "The Transactions -- The SFX Transactions" and "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."

                                   OWNERSHIP

     The Company represents the largest investment of capital by Hicks Muse and its affiliates. Hicks Muse is a private investment firm with offices in Dallas, New York, St. Louis and Mexico City that specializes in acquisitions, recapitalizations and other principal investing activities. Hicks Muse has a distinctive investment philosophy emphasizing growth of sales and earnings in existing portfolio companies by pursuing strategic acquisitions. Since the firm's inception in 1989, Hicks Muse has completed or has pending more than 200 transactions having a combined transaction value exceeding $26.0 billion. In 1994, Hicks Muse made its first major investment in the radio broadcasting industry when Hicks, Muse, Tate & Furst Equity Fund II, L.P. founded the predecessor of Chancellor Media, which is currently the largest pure-play radio broadcasting company in the United States based on net revenue. Hicks Muse and its affiliates own approximately 11.1% of the outstanding common stock of Chancellor Media, which is Hicks Muse's only other investment in the radio industry.

     Upon completion of the Offering, the purchasers of the Class A Common Stock offered hereby will hold approximately 92.0% of the outstanding Class A Common Stock, representing approximately 4.3% of the total voting power of the outstanding Common Stock, and the existing holders of Class A Common Stock will own the remaining approximately 8.0% of the outstanding Class A Common Stock, representing approximately 0.4% of the total voting power of the outstanding Common Stock. Thomas O. Hicks, the Company's Chairman of the Board, R. Steven Hicks, the Company's President and Chief Executive Officer, and affiliates of Hicks Muse beneficially own all of the outstanding Class C Common Stock, representing approximately 95.3% of the total voting power of the outstanding Common Stock. An affiliate of Hicks Muse owns 84.2% of the Class B Common Stock. See "Risk Factors -- Control of the Company," "Security Ownership of Certain Beneficial Owners" and "Description of Capital Stock."

     Thomas O. Hicks has publicly stated that a possible combination of the Company and Chancellor Media is under serious consideration by Hicks Muse. However, no combination proposal is being prepared at this time by Hicks Muse, the Company, or Chancellor Media. If made, any such proposal would require various prior approvals, including approvals of the respective Boards of Directors of the Company and Chancellor Media, the limited partners (or a committee thereof) of the investment fund controlled by Hicks Muse that owns the indirect majority economic interest of the Company, the FCC, and, under certain circumstances, the stockholders of Chancellor Media. There can be no assurance as to the terms or timing of such proposal or whether such proposal will be made at all.

                                THE TRANSACTIONS

COMPLETED TRANSACTIONS

     Since its formation in 1996, the Company has acquired 239 stations in 31 separate transactions with purchase prices ranging from $200,000 to $225.0 million, and for strategic or regulatory reasons has sold or shortly after the consummation of the SFX Acquisition will have sold 22 stations in 10 separate transactions with sale prices ranging from $100,000 to $40.0 million (together with the acquisition of Prophet Systems, Inc., the "Completed Transactions"). See "The Transactions -- Completed Transactions" for a complete list of the Completed Transactions and "Glossary of Certain Terms" for defined terms representing each Completed Transaction.

THE SFX TRANSACTIONS

     SFX Acquisition. Pursuant to a merger agreement dated as of August 24, 1997, as amended (the "Merger Agreement"), a subsidiary of the Company will be merged, subject to certain conditions, with and into SFX, with SFX continuing as the surviving corporation and an indirect wholly-owned subsidiary of the Company. The total cash cost to the Company of the merger and related repayment of existing indebtedness under the existing credit facility of SFX (the "SFX Credit Facility") is expected to be approximately $1.5 billion if completed by June 1, 1998. R. Steven Hicks co-founded SFX and served as its chief executive officer for three years before resigning in 1996 to form the Company with Hicks Muse.


     SFX Related Transactions. Concurrently with or shortly after the SFX Acquisition, the Company intends to acquire eight radio stations for $178.3 million and, due to multiple station ownership rules and regulations, the Company and SFX intend to dispose of 15 radio stations for $306.7 million. Chancellor Media has agreed pursuant to a long-term exchange agreement (the "Chancellor Exchange Agreement") to provide services upon the consummation of the SFX Transactions to ten SFX stations in large markets under separate LMAs with the Company for approximately $49.4 million per year. As part of the Chancellor Exchange Agreement, Chancellor Media has agreed to acquire such stations in exchange for radio stations to be identified by the Company over a three-year period, with corresponding decreases in the amount of the LMA fees received by the Company as stations are exchanged. No assurances can be given that stations acquired by the Company will generate cash flows comparable to the LMA fees to be received from Chancellor Media in connection therewith, either initially when such stations are acquired or at all. See "Risk Factors -- Risks of Acquisition Strategy" and "Certain Relationship and Related
Transactions -- Chancellor Exchange Agreement."

     The following table summarizes the transactions that are expected to be consummated concurrently with or shortly after the SFX Acquisition (together with the programming of the ten SFX stations by, and the eventual sale of such stations to, Chancellor Media and the sale of SFX stations WTAE-AM in Pittsburgh, Pennsylvania and WJDX-FM in Jackson, Mississippi after the consummation of the SFX Acquisition to comply with the SFX Consent Decree (as defined), the "SFX Related Transactions" and, together with the SFX Acquisition, the "SFX Transactions"). See "Business -- Federal Regulation of Radio Broadcasting -- Federal Antitrust Laws." Upon completion of the SFX Transactions, the Company will own and operate or program 299 radio stations (22 stations of which will be programmed by the Company) in 75 mid-sized markets located throughout the United States.


                                                           STATIONS TO BE
                                                        ACQUIRED/DISPOSED OF
                                                        --------------------
                    TRANSACTION(1)                       FM             AM       REGION
                    --------------                      -----          -----    ---------
Acquisitions
Austin................................................     2              1     Southwest
Jacksonville..........................................     2             --     Southeast
Nashville(2)..........................................     2              1     Southeast
                                                          --             --
          Total.......................................     6              2
                                                          ==             ==
Dispositions
Greenville............................................     3              1     Southeast
Upper Fairfield(3)....................................     2              2     Northeast
Daytona Beach-WGNE....................................     1             --     Southeast
Houston-KODA..........................................     1             --     Southwest
Long Island...........................................     3              1     Northeast
Houston-KKPN..........................................     1             --     Southwest
                                                          --             --
          Total.......................................    11              4
                                                          ==             ==

---------------


(1) See explanatory notes to this table on page 84 of this Prospectus; see also "Glossary of Certain Terms."


(2) The Nashville Acquisition closed on May 21, 1998. Due to restrictions on borrowing under SFX's debt instruments, the Company provided the funds required to consummate the acquisition from excess cash on hand.

(3) The Company will retain a minority interest in these stations. The stations to be sold in the Upper Fairfield Disposition will be placed in trust pending the disposition thereof after the consummation of the SFX Acquisition. See "The Transactions -- The SFX Transactions -- SFX Related Transactions" and "Glossary of Certain Terms."

PENDING ACQUISITIONS

     In addition to the SFX Transactions, the Company has entered into eight agreements to acquire 25 additional stations (18 FM and seven AM) in ten mid-sized markets (including 15 stations in five markets for which the Company currently provides services pursuant to a LMA) for $36.5 million (the "Pending Acquisitions"). See "The Transactions -- Pending Acquisitions" for a complete list of the Pending Acquisitions and see "Glossary of Certain Terms" for defined terms representing each Pending Acquisition. Consummation of each of the Pending Acquisitions is subject to numerous conditions, including governmental approvals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 THE FINANCING

     In connection with the SFX Transactions and other related transactions, the Company will borrow $135.0 million from Chancellor Media (the "Chancellor Loan") and $811.4 million (the "Capstar Loan") under the Capstar Credit Facility (as defined). The net proceeds from the Offering, together with cash on hand, proceeds from the sale of certain radio stations and the proceeds from the Chancellor Loan and the Capstar Loan, will be used (i) to finance the SFX Transactions; (ii) to repay existing indebtedness under the SFX Credit Facility;
(iii) after the consummation of the SFX Transactions, (A) to redeem $154.0 million aggregate principal amount of the 10 3/4% SFX Notes and (B) to redeem $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock; and (iv) to pay related fees and expenses. The Offering, the cash on hand, the proceeds from the sale of certain radio stations, the Chancellor Loan and the Capstar Loan are collectively referred to in this Prospectus as the "Financing." See "Use of Proceeds," "Certain Relationships and Related Transactions" and "Description of Indebtedness."

                                  THE OFFERING

Class A Common Stock
offered hereby.............  31,000,000 shares(1)

Common Stock to be
outstanding after the
  Offering:(2)

  Class A Common Stock.....  33,698,675 shares(1)

  Class B Common Stock.....   6,081,723 shares

  Class C Common Stock.....  67,808,902 shares

          Total............  107,589,300 shares

Voting Rights..............  The Class A Common Stock entitles the holders thereof to one vote per share; the Class B Common Stock has no voting rights except as otherwise required by law; and the Class C Common Stock entitles the holder thereof to ten votes per share. The Class A Common Stock and the Class C Common Stock vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by law and except that the holders of Class A Common Stock, voting as a separate class, are entitled to elect two members of the Company's Board of Directors. Notwithstanding the foregoing, upon the earlier to occur of (i) the date on which Hicks Muse and its affiliates cease to own beneficially more than 50% of the number of shares of Class C Common Stock owned by them upon completion of the Offering and
                             (ii) the third anniversary date of the completion of the Offering, the holders of Class A Common Stock and Class C Common Stock shall vote together as a single class upon the election of all directors (with the Class C Common Stock continuing to vote on a ten-to-one basis with the Class A Common Stock). Upon completion of the Offering, (i) the holders of the Class A Common Stock offered hereby will hold approximately 92.0% of the outstanding Class A Common Stock, representing approximately 4.3% of the total voting power of the outstanding Common Stock, (ii) the holders of the Class C Common Stock will have approximately 95.3% of the total voting power of the outstanding Common Stock and (iii) the holders of shares of Class A Common Stock acquired prior to the Offering will have approximately 0.4% of the total voting power of the outstanding Common Stock. Thomas O. Hicks, the Company's Chairman of the Board, R. Steven Hicks, the Company's President and Chief Executive Officer, and affiliates of Hicks Muse will beneficially own all of the outstanding Class C Common Stock. See "Risk Factors -- Control of the Company" and "Description of Capital Stock." Also see "Security Ownership of Certain Beneficial Owners" and "Certain Relationships and Related Transactions" as to the voting and other interests of certain beneficial owners of the Company's capital stock.

Other Rights...............  Each class of Common Stock has the same rights to dividends and upon liquidation. Subject to any necessary FCC approval, shares of Class B Common Stock and Class C Common Stock are convertible in whole or in part at any time into shares of Class A Common Stock on a share-for-share basis. Upon the sale or transfer of shares of Class B Common Stock or Class C Common Stock to any person or entity other than Hicks Muse or its affiliates, such shares shall automatically convert into shares of Class A Common Stock on a share-for-share basis, subject to certain conditions in the case of Class B Common Stock. See "Description of Capital Stock."

Dividend Policy............  The Company intends to retain future earnings for use in the Company's business and does not anticipate declaring or paying any cash or stock dividends on shares of its Common Stock in the foreseeable future.

Symbol.....................  "CRB"
---------------

(1) Does not include 4,650,000 shares of Class A Common Stock issuable pursuant to the U.S. Underwriters' and Managers' over-allotment option.

(2) Excludes 2,362,600 shares of Class A Common Stock and 2,196,406 shares of Class C Common Stock issuable upon exercise of the outstanding Warrants (as defined) and stock options of the Company at a weighted average exercise price of $14.33 per share. See "Certain Relationships and Related Transactions -- Warrants" and "Management -- Benefit Plans -- Stock Option Plan."

                                  RISK FACTORS

     Prospective purchasers of Class A Common Stock should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under the caption "Risk Factors" beginning on page 15 of this Prospectus.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following table presents summary historical financial data of the Company for the periods indicated. The following financial information should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes included elsewhere in this Prospectus.

     In July 1997, the Company and GulfStar merged in a transaction between entities under common control accounted for in a manner similar to a pooling of interests. The table below presents only the financial data of GulfStar from January 1, 1993 through October 16, 1996, the date the Company commenced operations. Subsequent to October 16, 1996, the historical financial data of the Company and GulfStar have been combined.

                                                                                                  THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                           MARCH 31,
                                     -------------------------------------------------------   -------------------------
                                      1993       1994        1995       1996        1997          1997          1998
                                     ------   ----------   --------   --------   -----------   -----------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Net revenue......................  $4,002   $    9,834   $ 15,797   $ 42,866   $   175,445   $    25,102   $    64,075
  Station operating expenses.......   2,818        6,662     11,737     30,481       122,135        18,304        47,760
  Depreciation and amortization....     307          712      1,134      4,141        26,415         3,725        11,032
  Corporate expenses...............     158          339        513      2,523        14,221         1,942         3,757
  LMA fees.........................      23          330        341        834         2,519           683         1,871
  Non-cash compensation
    expense(1).....................      --           --         --      6,176        10,575         2,469        15,793
  Operating income (loss)..........     696        1,791      2,072     (1,289)         (420)       (2,021)      (16,138)
  Interest expense.................     315          635      3,737      8,907        47,012         7,955        15,897
  Net income (loss)................     319          645      1,570    (11,957)      (45,740)       (8,203)      (29,805)
  Net income (loss) attributable to
    common stock...................     319          645      1,562    (13,307)      (52,811)       (8,997)      (29,805)
  Basic and diluted loss per common
    share(2).......................  $   --   $     0.11   $   0.25   $  (1.50)  $     (2.07)  $     (0.47)  $     (0.65)
  Weighted average common shares
    outstanding(2).................      --    5,940,000   6,286,248  8,880,488   25,455,211    19,288,014    46,130,912
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Cash and cash equivalents...............................................................................   $   216,374
  Intangible and other assets, net........................................................................     1,202,002
  Total assets............................................................................................     1,612,601
  Long-term debt, including current portion...............................................................       459,725
  Redeemable preferred stock..............................................................................       104,545
  Total stockholders' equity..............................................................................       775,782
OTHER DATA:
  Broadcast cash flow(3)...........  $1,184   $    3,172   $  4,060   $ 12,385   $    53,310   $     6,798   $    16,315
  Broadcast cash flow margin.......    29.6%        32.3%      25.7%      28.9%         30.4%         27.1%         25.5%
  EBITDA (before non-cash
    compensation expense and LMA
    fees)(4).......................  $1,026   $    2,833   $  3,547   $  9,862   $    39,089   $     4,856   $    12,558
  Cash flows related to:
    Operating activities...........     411        1,833      1,259     (2,339)        6,699           507        (1,029)
    Investing activities...........    (324)     (11,531)   (19,648)  (155,579)     (487,002)     (147,677)     (267,709)
    Financing activities...........     180       10,325     17,696    167,519       540,541       156,352       415,053
  Capital expenditures.............     300        1,192        495      2,478        10,020         1,679         4,162

---------------

(1) Consists of non-cash compensation charges resulting from the grant of warrants and stock subscriptions.

(2) Reflects the effect of the one for ten reverse stock split.

(3) Broadcast cash flow consists of operating income before depreciation, amortization, corporate expenses, LMA fees and non-cash compensation expense. Although broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As broadcast cash flow is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies. See "Glossary of Certain Terms."

(4) EBITDA (before non-cash compensation expense and LMA fees) consists of operating income before depreciation, amortization, LMA fees and non-cash compensation expense. Although EBITDA (before non-cash compensation expense and LMA fees) is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA (before non-cash compensation expense and LMA fees) is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies. See "Glossary of Certain Terms."

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following tables present summary pro forma financial data of the Company for the year ended December 31, 1997 and the three months ended March 31, 1997 and 1998 and as of March 31, 1998. The pro forma summary reflects adjustments to the summary historical financial data of the Company to illustrate the effects of the following as if each had occurred on January 1, 1997: (i) the Completed Transactions and the Other Equity Transactions (as defined), (ii) the SFX Transactions and (iii) the Financing and the application of the net proceeds therefrom. The summary pro forma financial data are not necessarily indicative of either future results of operations or the results that would have occurred if those transactions had been consummated on the indicated dates. The following financial information should be read in conjunction with the Consolidated Financial Statements, the Unaudited Pro Forma Financial Information and, in each case, the related notes included elsewhere in this Prospectus.


                                                                       YEAR ENDED DECEMBER 31, 1997
                                                              -----------------------------------------------
                                                                                PRO FORMA
                                                                                 FOR THE          PRO FORMA
                                                                                COMPLETED          FOR THE
                                                                               TRANSACTIONS          SFX
                                                                                 AND THE        TRANSACTIONS
                                                                  THE          OTHER EQUITY        AND THE
                                                                COMPANY      TRANSACTIONS(1)      FINANCING
                                                              ------------   ----------------   -------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Net revenue...............................................  $   175,445       $  294,924       $   569,994
  Station operating expenses................................      122,135          211,459           354,076
  Depreciation and amortization.............................       26,415           47,933           125,044
  Corporate expenses........................................       14,221           22,660            29,497
  LMA fees..................................................        2,519               --                --
  Non-cash compensation expense.............................       10,575           10,575            11,199
  Other operating expenses..................................           --               --            16,353
  Operating income (loss)...................................         (420)           2,297            33,825
  Interest expense..........................................       47,012           42,980           176,259
  Net loss from continuing operations applicable to common
    stock...................................................      (50,408)         (36,242)         (108,218)
  Basic and diluted loss from continuing operations per
    common share(2).........................................  $     (1.98)                       $     (1.39)
  Weighted average common shares outstanding(2).............   25,455,211                         77,661,870
OTHER DATA:
  Broadcast cash flow(3)(4).................................  $    53,310       $   83,465       $   215,918(4)
  Broadcast cash flow margin................................         30.4%            28.3%             37.9%
  EBITDA (before non-cash compensation expense and LMA
    fees)(4)(5).............................................  $    39,089       $   60,805       $   170,068(4)
  Cash flows related to:
    Operating activities....................................        6,699           48,752            67,312
    Investing activities....................................     (487,002)         (12,000)          (24,000)
    Financing activities....................................      540,541          (36,752)          (43,312)



                                                                     THREE MONTHS ENDED MARCH 31, 1997
                                                              -----------------------------------------------
                                                                                PRO FORMA
                                                                                 FOR THE          PRO FORMA
                                                                                COMPLETED          FOR THE
                                                                               TRANSACTIONS          SFX
                                                                                 AND THE        TRANSACTIONS
                                                                  THE          OTHER EQUITY        AND THE
                                                                COMPANY      TRANSACTIONS(1)      FINANCING
                                                              ------------   ----------------   -------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Net revenue...............................................  $    25,102       $   60,532       $   118,353
  Station operating expenses................................       18,304           48,428            80,421
  Depreciation and amortization.............................        3,725           11,970            31,248
  Corporate expenses........................................        1,942            3,889             4,924
  LMA fees..................................................          683               --                --
  Non-cash compensation expense.............................        2,469            2,469             2,625
  Other operating expenses..................................           --               --                --
  Operating income (loss)...................................       (2,021)          (6,224)             (865)
  Interest expense..........................................        7,955           10,746            44,066
  Net loss from continuing operations applicable to common
    stock...................................................       (8,399)          (7,562)          (23,285)
  Basic and diluted loss from continuing operations per
    common share(2).........................................  $     (0.44)                       $     (0.30)
  Weighted average common shares outstanding(2).............   19,288,014                         77,661,870
OTHER DATA:
  Broadcast cash flow(3)(4).................................  $     6,798       $   12,104       $    37,932(4)
  Broadcast cash flow margin................................         27.1%            20.0%             32.1%
  EBITDA (before non-cash compensation expense and LMA
    fees)(4)(5).............................................  $     4,856       $    8,215       $    33,008(4)
  Cash flows related to:
    Operating activities....................................          507           25,373            27,747
    Investing activities....................................     (147,677)          (3,000)           (6,000)
    Financing activities....................................      156,352          (22,373)          (21,747)

                                                                     THREE MONTHS ENDED MARCH 31, 1998
                                                              -----------------------------------------------
                                                                                PRO FORMA
                                                                                 FOR THE          PRO FORMA
                                                                                COMPLETED          FOR THE
                                                                               TRANSACTIONS          SFX
                                                                                 AND THE        TRANSACTIONS
                                                                  THE          OTHER EQUITY        AND THE
                                                                COMPANY      TRANSACTIONS(1)      FINANCING
                                                              ------------   ----------------   -------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Net revenue...............................................  $    64,075       $   67,776       $   126,475
  Station operating expenses................................       47,760           50,367            80,627
  Depreciation and amortization.............................       11,032           11,970            31,248
  Corporate expenses........................................        3,757            3,883             5,452
  LMA fees..................................................        1,871               --                --
  Non-cash compensation expense.............................       15,793           15,793            15,931
  Other operating expenses..................................           --               --             5,235
  Operating income (loss)...................................      (16,138)         (14,237)          (12,018)
  Interest expense..........................................       15,897           10,746            44,066
  Net loss from continuing operations applicable to common
    stock...................................................      (29,805)         (28,556)          (61,389)
  Basic and diluted loss from continuing operations per
    common share(2).........................................  $     (0.65)                       $     (0.79)
  Weighted average common shares outstanding(2).............   46,130,912                         77,661,870
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents.................................  $   216,374       $  182,476       $     5,000
  Intangible and other assets, net..........................    1,202,002        1,227,409         3,788,010
  Total assets..............................................    1,612,601        1,609,275         4,274,314
  Long-term debt, including current portion.................      459,725          378,761         1,654,554
  Redeemable preferred stock................................      104,545          104,545           230,014
  Total stockholders' equity................................      775,782          858,267         1,426,194
OTHER DATA:
  Broadcast cash flow(3)(4).................................  $    16,315       $   17,409       $    45,848(4)
  Broadcast cash flow margin................................         25.5%            25.7%             36.3%
  EBITDA (before non-cash compensation expense and LMA
    fees)(4)(5).............................................  $    12,558       $   13,526       $    35,161(4)
  Cash flows related to:
    Operating activities....................................       (1,029)          20,755            14,131
    Investing activities....................................     (267,709)          (3,000)           (6,000)
    Financing activities....................................      415,053          (17,755)           (8,131)


---------------

(1) Gives effect to (i) the Completed Transactions and (ii) (A) the equity investment by Hicks Muse, (B) the equity investment by Capstar BT Partners, L.P., (C) the stock subscription receivable due from Gerry House and (D) the completed tender offer for the 13 1/4% Capstar Notes (as defined) (the "Other Equity Transactions"). See "Certain Relationships and Related Transactions" and "Description of Indebtedness."

(2) Reflects the effect of the one for ten reverse stock split.

(3) Broadcast cash flow consists of operating income before depreciation, amortization, corporate expenses, LMA fees and non-cash compensation expense. Although broadcast cash flow is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As broadcast cash flow is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies. See "Glossary of Certain Terms."


(4) The pro forma financial results exclude the effects of estimated cost savings resulting from (i) the Completed Transactions and (ii) the SFX Transactions. The Company expects to realize approximately $12.3 million of cost savings resulting from the elimination of redundant operating expenses arising from such transactions, including elimination of certain management positions, the consolidation of facilities and new rates associated with revised vendor contracts and savings related to automation of certain station operations. Also, the Company expects to realize approximately $35.6 million of cost savings, resulting from the elimination of certain corporate overhead functions, net of increased costs associated with the implementation of the Company's corporate management structure. Corporate cost savings reflect the expected level of annual corporate expenditures arising from such transactions. There can be no assurances that any operating or corporate cost savings will be achieved.


(5) EBITDA (before non-cash compensation expense and LMA fees) consists of operating income before depreciation, amortization, LMA fees and non-cash compensation expense. Although EBITDA (before non-cash compensation expense and LMA fees) is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA (before non-cash compensation expense and LMA fees) is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies. See "Glossary of Certain Terms."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "foresee," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in "Risk Factors." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the shares of Class A Common Stock offered hereby.

LIMITED OPERATING HISTORY; HISTORY OF NET LOSSES; MANAGEMENT OF GROWTH


     The Company was organized in October 1996 and, consequently, has a limited operating history upon which investors may base their evaluation of the Company's performance. The Company had net losses attributable to common stock of $13.3 million and $52.8 million for the years ended December 31, 1996 and 1997, respectively, and $29.8 million for the three months ended March 31, 1998. There can be no assurance that the Company will become profitable. On a pro forma basis after giving effect to the Completed Transactions and the SFX Transactions, and their related financing (including the Financing), and the application of the net proceeds therefrom, as if each had occurred on January 1, 1997, the Company would have had a net loss from continuing operations attributable to common stock of $61.4 million for the three months ended March 31, 1998.


     The Company incurred or assumed, and will incur or assume, substantial indebtedness to finance the Completed Transactions, the SFX Transactions and the Pending Acquisitions for which it has, and will continue to have, significant debt service requirements. In addition, the Company has, and will continue to have, significant charges for depreciation and amortization expense related to the fixed assets and intangibles acquired, or to be acquired, in its acquisitions. Consequently, the Company expects that, for the foreseeable future as it pursues its acquisition strategy, it will report net losses substantially in excess of those experienced historically, which will result in decreases in stockholders' equity. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

     The Company has grown and expects to continue to grow rapidly through acquisitions, which places significant demands on its administrative, operational, and financial resources. The Company's future performance and profitability will depend in part on its ability to make additional radio station acquisitions in mid-sized markets, to integrate successfully the operations and systems of acquired radio stations and radio groups, to hire additional personnel, and to implement necessary enhancements to its management systems to respond to changes in its business. The inability of the Company to do any of the foregoing could have a material adverse effect on the Company. See "Business" and "The Transactions." In addition, although the Company expects to increase advertising revenues by, among other things, offering advertisers broad demographic coverage from multiple station ownership and to realize certain cost savings and other operating efficiencies from multiple station ownership that result from, among other things, programming coordination, centralized training and advertising inventory management systems and consolidation of facilities, management, sales and administrative personnel and operating resources, no assurances can be given that revenues will increase or cost savings or other operating efficiencies will be realized or that increased revenues or cost savings or other operating efficiencies will be realized to an extent sufficient to achieve profitability.

RISKS OF ACQUISITION STRATEGY

     The Company pursues growth through the acquisition of radio broadcasting companies, radio station groups and individual radio stations primarily in mid-sized markets. The Company cannot predict whether it will be successful in pursuing acquisition opportunities or what the consequences will be of any acquisitions. Consummation of future acquisitions (including the Pending Acquisitions) is subject to various conditions, including FCC and other regulatory approval. No assurances can be given that any future acquisitions (including the Pending Acquisitions) will be consummated or that, if completed, they will be successful. The Company's acquisition strategy involves numerous risks, including increasing debt service requirements, difficulties in the integration of operations and systems and the management of a large and geographically diverse group of stations, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired stations. There can be no assurance that the Company's management will be able to manage effectively the resulting business or that such acquisitions will benefit the Company. Depending on the nature, size and timing of future acquisitions, the Company may be required to raise additional financing necessary to consummate future acquisitions (including the Pending Acquisitions). There can be no assurance that such financing will be permitted under the agreements that govern the outstanding indebtedness of the Company, or any other loan agreements or indebtedness to which the Company may become a party. Moreover, there can be no assurance that such additional financing will be available to the Company on terms acceptable to its management. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" and "Description of Indebtedness."

     Chancellor Media has agreed pursuant to the Chancellor Exchange Agreement to provide services for ten SFX stations in large markets under separate local marketing agreements ("LMA") with the Company for approximately $49.4 million per year upon the consummation of the SFX Transactions. In addition, Chancellor Media has agreed to acquire such stations in exchange for radio stations to be identified by the Company over a three-year period, with corresponding decreases in the amount of the LMA fees received by the Company as stations are exchanged. No assurances can be given that stations acquired by the Company in exchange for these ten SFX stations will generate cash flows comparable to the LMA fees to be received from Chancellor Media in connection therewith, either initially when such stations are acquired or at all. See "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."

CONTROL OF THE COMPANY

     Upon completion of the Offering, the purchasers of the Class A Common Stock offered hereby will own approximately 92.0% of the outstanding Class A Common Stock, representing approximately 4.3% of the total voting power of the outstanding Common Stock. Thomas O. Hicks, R. Steven Hicks and affiliates of Hicks Muse beneficially own all of the outstanding Class C Common Stock, representing approximately 95.3% of the total voting power of the outstanding Common Stock. Thomas O. Hicks is the controlling stockholder of Hicks Muse and serves as its Chairman of the Board. Accordingly, immediately after the consummation of the Offering, Thomas O. Hicks, through his control of Hicks Muse and its affiliates, his personal holdings of Common Stock and his control of the voting of R. Steven Hicks' holdings of Common Stock pursuant to the Affiliate Stockholders Agreement (as defined), will be able to control the vote on all matters submitted to the vote of stockholders, and, therefore, will be able to direct the management and policies of the Company, except with respect to those matters requiring a class vote by applicable law (including an amendment to the Company's Certificate of Incorporation if such amendment would increase or decrease the aggregate number of authorized shares of a specific class, increase or decrease the par value of the shares of a specific class, or alter or change the powers, preferences or special rights of a specific class so as to adversely affect the holders thereof) and except that the holders of Class A Common Stock, voting as a separate class, will be entitled for a limited time to elect two members of the Company's Board of Directors at each annual meeting of the stockholders. In addition, without the approval of Thomas O. Hicks, the Company will be unable to consummate transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might otherwise receive a premium for their shares over then current market prices. Furthermore, only the vote of Thomas O. Hicks will be required to effect a change of control in which the stockholders of the Company would receive cash or capital stock of another company in exchange for their shares, including a change of control in which an affiliate of Hicks Muse is the acquiror. See "-- Potential Conflicts of Interest," "Security Ownership of Certain Beneficial Owners," "Certain Relationships and Related
Transactions -- Stockholders Agreements" and "Description of Capital Stock."

POSSIBLE COMBINATION WITH CHANCELLOR MEDIA

     Thomas O. Hicks has publicly stated that a possible combination of the Company and Chancellor Media is under serious consideration by Hicks Muse. However, no combination proposal is being prepared at this time by Hicks Muse, the Company, or Chancellor Media. If made, any such proposal would require various prior approvals, including approvals of the respective Boards of Directors of the Company and Chancellor Media, the limited partners (or a committee thereof) of the investment fund controlled by Hicks Muse that owns the indirect majority economic interest of the Company, the FCC, and, under certain circumstances, the stockholders of Chancellor Media. There can be no assurance as to the terms or timing of such proposal or whether such proposal will be made at all.

POTENTIAL CONFLICTS OF INTEREST

     Hicks Muse is in the business of making significant investments in existing or newly formed companies and may from time to time acquire and hold controlling or noncontrolling interests in radio broadcasting assets (such as its investment in Chancellor Media) other than through the Company, or in other broadcasting businesses (such as its recent investment in LIN Television Corporation ("LIN") and STC Broadcasting Corporation) that may directly or indirectly compete with the Company for, among other things, advertising revenues and radio stations or other broadcast related businesses. The interests of Hicks Muse (and Thomas O. Hicks) may conflict with those of other stockholders of the Company. Hicks Muse and its affiliates (including Chancellor Media) may from time to time identify, pursue and consummate acquisitions of radio stations or other broadcast related businesses that may be complementary to the business of the Company and, therefore, such acquisition opportunities may not be available to the Company. In addition, affiliates of Hicks Muse may from time to time identify and structure acquisitions for the Company and will receive fees in connection with such transactions. Certain affiliates of Hicks Muse have entered, and in the future may enter, into business relationships with the Company. See "Certain Relationships and Related Transactions."

     As a result of the current or future ownership of radio and television broadcast stations by entities in which Hicks Muse has significant equity interests (other than through the Company), regulatory and other restrictions may restrict or prohibit the Company from buying the stations in which those other stations operate or intend to operate. See "Business -- Federal Regulation of Radio Broadcasting." In addition, Hicks Muse (and Thomas O. Hicks) has required, and in the future may require, the Company to divest itself of one or more radio stations in a market to permit the ownership of radio and television broadcast stations in such market by other entities in which Hicks Muse has significant equity interests.

SUBSTANTIAL LEVERAGE

     The Company has, and after giving effect to the SFX Transactions and the Financing and the application of the net proceeds therefrom will continue to have, consolidated indebtedness that is substantial in relation to its stockholders' equity. As of March 31, 1998, after giving effect to the Completed Transactions, the Other Equity Transactions, the SFX Transactions and the financing, and the application of the net proceeds therefrom, as if each had occurred on January 1, 1997, the Company would have had outstanding, on a consolidated basis, long-term indebtedness (including current portions) of $1.7 billion and stockholders' equity of approximately $1.4 billion. See "Capitalization," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." The Indentures (as defined), the Certificate of Designation (the "Capstar Partners Certificate of Designation") that governs the outstanding shares of 12% Senior Exchangeable Preferred Stock, par value $.01 per share (the "12% Capstar Partners Preferred Stock"), of Capstar Partners, the Certificate of Designation (the "SFX Certificate of Designation" and, together with the Capstar Partners Certificate of Designation, the "Certificates of Designation") that governs SFX's 12 5/8% Series E Cumulative Exchangeable Preferred Stock (the "12 5/8% SFX Preferred Stock"), the credit facility that the Company will enter into in connection with the SFX Acquisition to replace its existing credit agreement (the "Capstar Credit Facility"), and the Chancellor Note (as defined) limit, or will limit, the incurrence of additional indebtedness by the Company, in each case subject to certain exceptions. See "Description of Indebtedness."

     The level of the Company's indebtedness could have several important consequences to the holders of Class A Common Stock, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes may be impaired in the future; (iii) borrowings under the Capstar Credit Facility will be, and future indebtedness of the Company may be, subject to variable rates of interest, which expose the Company to the risk of increased interest rates; (iv) the Company's leveraged position and the covenants contained, or to be contained, in the Indentures, the Certificates of Designation, the Capstar Credit Facility, and the Chancellor Note could limit the Company's ability to compete, expand and make capital improvements; (v) the Company's level of indebtedness could make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions; and (vi) certain restrictive covenants contained, or to be contained, in the Indentures, the Certificates of Designation, the Capstar Credit Facility, and the Chancellor Note could limit the ability of the Company to pay dividends and make other distributions to its stockholders. See "Capitalization" and "Description of Indebtedness."

     The Company's ability to satisfy its debt service and other obligations will depend upon its future financial and operating performance, which, in turn, are subject to prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service and other obligations, the Company may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom or that such sales or other capital raising activities or debt restructuring can be effected on terms satisfactory to the Company or at all. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources," "Description of Capital Stock" and "Description of Indebtedness."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Indentures, the Certificates of Designation, the Capstar Credit Facility and the Chancellor Note contain, or will contain, certain covenants that restrict, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, issue preferred stock, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries. The Company is a holding company with no significant assets other than the capital stock of its direct and indirect subsidiaries. Consequently, the Company's sole source of cash from which to make dividend or other payments will be dividends distributed or other payments made to it by its operating subsidiaries. See "Dividend Policy." The Capstar Credit Facility will also require the Company and its subsidiaries to maintain specified financial ratios and to satisfy certain financial condition tests. The ability of the Company and its subsidiaries to meet those financial ratios and financial condition tests can be affected by events beyond their control, and there can be no assurance that the Company and its subsidiaries will meet those tests. A breach of any of these covenants could result in a default under the Indentures and/or the Capstar Credit Facility. Upon an event of default under the Indentures or the Capstar Credit Facility, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In the case of the Capstar Credit Facility, if the Company were unable to repay those amounts, the lenders thereunder could proceed against the collateral granted to them to secure that indebtedness. The Company will secure the Capstar Credit Facility by granting a first priority perfected pledge of Capstar Radio's assets, including, without limitation, the capital stock of its subsidiaries, except for SFX and its direct and indirect subsidiaries. The Company, Capstar Partners and all of the direct and indirect subsidiaries of the Company (other than Capstar Radio and SFX and its direct and indirect subsidiaries) will guarantee the Capstar Credit Facility and will secure their guarantees by granting a first priority perfected pledge of substantially all of their assets, including Capstar Partners' pledge of the capital stock of Capstar Radio. Capstar Radio will also pledge a note evidencing an intercompany loan to SFX as security for the Capstar Credit Facility and collaterally assign any security pledged or granted to Capstar Radio in connection with such intercompany loan as security for the Capstar Credit Facility. In addition, the Capstar Credit Facility will be secured in part by a second lien on the common stock of Capstar Partners, which is subordinate to Chancellor Media's lien thereon. In the case of an event of default under the Chancellor Note, Chancellor Media could proceed against the common stock of Capstar Partners, which will be pledged by the Company as collateral for the Chancellor Note. The Company conducts all of its operations through Capstar Partners. Any such event of default, therefore, could have a material adverse effect on the Company. See "Description of Indebtedness."

SFX TAX LIABILITY

     SFX estimates that it has incurred a tax liability of approximately $84.0 million from SFX's distribution on April 27, 1998 of all of the capital stock owned by SFX in SFX Entertainment, Inc. ("SFX Entertainment") to certain of SFX's stockholders and other security holders (the "Spin-Off"). SFX Entertainment has agreed to fully indemnify SFX from and against such tax liability (including any tax liability of SFX arising from such indemnification payments), which full indemnity payments are estimated to be approximately $120.0 million. SFX's estimate of the amount of the indemnity payment are based on certain assumptions which SFX believes are reasonable. The actual amount of the tax liability and SFX Entertainment's indemnity obligation could vary significantly. The Company expects that any such indemnity payments will be due beginning on or about July 1, 1998. It is the Company's understanding that SFX Entertainment intends to pay such indemnification amounts with the proceeds from a public offering of SFX Entertainment's capital stock. No assurances can be given that SFX Entertainment's public offering will be successful or, if successful, that such payments will be made timely. See "Management's Discussion and Analysis -- Liquidity and Capital Resources" and "The Transactions -- The SFX Transactions -- SFX Acquisition."

COMPETITION; BUSINESS RISKS

     Radio broadcasting is a highly competitive business. The Company's radio stations, now owned or to be acquired upon completion of the SFX Transactions and the Pending Acquisitions, compete for audiences and advertising revenues within their respective markets directly with other radio stations, as well as with other media, such as newspapers, magazines, cable television, outdoor advertising and direct mail. Audience ratings and market shares are subject to change and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. While the Company already competes with other stations with comparable programming formats in many of its markets, if another radio station in the market were to convert its programming format to a format similar to one of the Company's stations, if a new station were to adopt a competitive format, or if an existing competitor were to strengthen its operations, the Company's stations could suffer a reduction in ratings and/or advertising revenue and could require increased promotional and other expenses. The Telecom Act facilitates the entry of other radio broadcasting companies into the markets in which the Company operates or may operate in the future. Some of such companies may be larger and have more financial resources than the Company. Future operations are further subject to many variables which could have a material adverse effect on the Company. These variables include economic conditions, both generally and relative to the radio broadcasting industry; shifts in population and other demographics; the level of competition for advertising dollars with other radio stations, television stations, and other entertainment and communications media; fluctuations in operating costs; technological changes and innovations; changes in labor conditions; and changes in governmental regulations and policies and actions of federal regulatory bodies, including the United States Department of Justice ("DOJ"), the Federal Trade Commission (the "FTC"), and the FCC. Although the Company believes that substantially all of its radio stations, now owned or to be acquired upon completion of the SFX Transactions and the Pending Acquisitions, are positioned to compete effectively in their respective markets, there can be no assurance that any such station will be able to maintain or increase its current audience ratings and advertising revenues.

     Radio broadcasting is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems and the introduction of digital audio broadcasting ("DAB"). DAB may deliver by satellite to nationwide and regional audiences multi-channel, multi-format digital radio services with sound quality equivalent to compact discs. The

Company cannot predict the effect, if any, that any such new technologies may have on the radio broadcasting industry or the Company. See
"Business -- Competition; Changes in Broadcasting Industry."

GOVERNMENTAL REGULATION OF BROADCASTING INDUSTRY

     The radio broadcasting industry is subject to extensive federal regulation by the FCC under the Communications Act of 1934, as amended (the "Communications Act"), that, among other things, requires approval by the FCC for the issuance, renewal, transfer of control and assignment of broadcasting station operating licenses and limits the number of broadcasting properties that the Company may acquire in any market. In addition, the Communications Act and FCC rules impose limitations on alien ownership and voting of the capital stock of, and participation in the affairs of, the Company. The Company's business is dependent upon maintaining its broadcasting licenses issued by the FCC, which are ordinarily issued for a maximum term of eight years. Although it is rare for the FCC to deny a license renewal application, there can be no assurance that the future renewal applications of the Company will be approved or that such renewals will not include conditions or qualifications that could adversely affect the Company. The non-renewal, or renewal with substantial conditions or modifications, of one or more of the Company's licenses could have a material adverse effect on the Company. Moreover, governmental regulations and policies may change over time and there can be no assurance that such changes would not have a material adverse impact upon the Company.

     As a result of the passage of the Telecom Act, radio broadcasting companies were permitted to increase their ownership of stations within a single market from a maximum of four to a maximum of between five and eight stations, depending on market size. The Telecom Act creates significant new opportunities for broadcasting companies but also creates uncertainties as to how the FCC and the courts will enforce and interpret the Telecom Act. Compliance with the FCC's multiple ownership rules is expected to cause the Company and other radio broadcasters to forego acquisition opportunities that they might otherwise wish to pursue. Compliance with these rules by third parties may also have a significant impact on the Company as, for example, in precluding the consummation of swap transactions that would cause such third parties to violate multiple ownership limitations. The consummation of radio broadcasting acquisitions requires prior approval of the FCC with respect to the transfer of control or assignment of the broadcast licenses of the acquired stations. None of the Pending Acquisitions has received FCC approval. There can be no assurance that the FCC will approve future acquisitions or dispositions by the Company (including the Pending Acquisitions) or will not impose conditions or qualifications in connection with such acquisitions or dispositions by the Company (including the Pending Acquisitions). As a result of the recent consolidation of ownership in the radio broadcast industry, the DOJ has been giving closer scrutiny to acquisitions in the industry, including certain transactions involving the Company. The DOJ has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. However, to date, the DOJ has also investigated transactions that do not meet or exceed these benchmarks and has cleared transactions that do exceed the benchmarks. Although the Company does not believe that its acquisition strategy as a whole will be adversely affected in any material respect by antitrust review (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")) or by additional divestitures that the Company may have to make as a result of antitrust review, there can be no assurance that this will be the case.

     The number of radio stations the Company may acquire in any market is limited by FCC rules and may vary depending upon whether the interests in other radio stations or certain other media properties of certain individuals affiliated with the Company are attributable to those individuals under FCC rules. The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. The interests of the Company's officers, directors, and stockholders who have the right to vote 5% or more of the Company's voting stock are generally attributable to the Company. If any such attributable broadcast interests overlap with the Company's directly-held radio broadcast interests in the Company's markets, such interests are combined with the Company's interests in such markets when determining compliance with the multiple ownership limitations. In addition, under the FCC's "one-to-a-market" rule, a party may not have attributable interests in radio stations and a television station in the same market unless a waiver is granted by the FCC. Certain of the Company's officers, directors and 5% or more stockholders have attributable broadcast interests, which will limit the number of radio stations that the Company may acquire or own in any market in which such officers or directors hold or acquire attributable broadcast interests. Moreover, the FCC's cross-interest policy may prohibit one party from acquiring an attributable interest in one media outlet and a substantial non-attributable economic interest in another media outlet in the same market. Under certain circumstances this policy may preclude FCC approval of a particular acquisition by the Company. See "Business -- Federal Regulation of Radio Broadcasting" and "The Transactions."

DEPENDENCE ON KEY PERSONNEL

     The Company's business depends upon the continued efforts, abilities and expertise of its executive officers and other key employees, including the Company's regional presidents. The Company has employment agreements with several of the Company's key employees, including R. Steven Hicks and the Company's regional presidents. The Company believes that the loss of any of these individuals could have a material adverse effect on the Company. See "Management."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Upon completion of the Offering, the Company will have outstanding 33,698,675 shares of Class A Common Stock, 6,081,723 shares of Class B Common Stock, and 67,808,902 shares of Class C Common Stock. Of these shares, the 31,000,000 shares of Class A Common Stock sold in the Offering (35,650,000 shares if the U.S. Underwriters' and Managers' over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act of 1933 (the "Securities Act") by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 2,698,675 shares of Class A Common Stock, all 6,081,723 shares of Class B Common Stock, and all 67,808,902 shares of Class C Common Stock were issued in reliance on exemptions from the registration requirements of the Securities Act, and those shares are "restricted" securities under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which all of the holders of such shares have agreed not to sell or otherwise dispose of their shares for a period of 180 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of Credit Suisse First Boston Corporation, except for certain limited exceptions. Because of these restrictions, on the date of this Prospectus, no shares other than those offered hereby will be eligible for sale. Upon expiration of the Lock-Up Period, all of the restricted securities will be eligible for sale in the public market, subject to compliance with the manner-of-sale, volume and other limitations of Rule 144 and Rule 701 of the Securities Act (other than 120,000 shares of Class A Common Stock which will become eligible for sale in May 1999, 558,496 shares and 1,905,301 shares of Class B Common Stock which will become eligible for sale in January and April 1999, respectively, and 7,518,797 shares, 11,278,195 shares, 21,428,571 shares and 3,571,428 shares of Class C Common Stock which will become eligible for sale in January, February, March and April 1999, respectively).

     Notwithstanding the foregoing, the Company is a party to a stockholders agreement (the "Affiliate Stockholders Agreement") with certain of its stockholders, including R. Steven Hicks and certain affiliates of Hicks Muse, and also to a stockholders agreement (the "GulfStar Stockholders Agreement") with certain of its other stockholders, including Thomas O. Hicks, each of which grants those stockholders, who will hold an aggregate of 273,227 shares, 5,119,724 shares and 63,171,989 shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively, in the case of the Affiliate Stockholders Agreement, and 1,616,662 shares, 961,999 shares and 4,636,913 shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively, in the case of the GulfStar Stockholders Agreement, the right to require the Company, subject to certain limitations, to effect up to three "demand" registrations under the Securities Act for the sale of such stockholders' shares of Common Stock. The Company is also a party to another stockholders agreement (the "Management Stockholders Agreement" and, together with the Affiliate Stockholders Agreement and the GulfStar Stockholders Agreement, the "Stockholders Agreements") with its other stockholders pursuant to which 688,787 shares of Class A Common Stock are subject. The Stockholders Agreements provide that in the event that the Company proposes to register any shares of its Common Stock under the Securities Act, whether or not for its own account, at any time or times, the stockholders that are parties to the Stockholders Agreements will be entitled, with certain exceptions, to include their shares of Common Stock in such registration unless the managing underwriters of such offering exclude some or all of such shares from such registration under the circumstances specified in the Stockholders Agreements. The parties to the Stockholders Agreements have waived their rights to participate as selling stockholders in the Offering and, to the extent that such parties possess "demand" registration rights, they have waived such rights for a period of 180 days after the date of this Prospectus.


     Future sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, may affect the market price of the Class A Common Stock prevailing from time to time. See "Shares Eligible for Future Sale" and "Underwriting."

DILUTION


     Persons purchasing shares of Class A Common Stock in the Offering will incur immediate dilution in the net tangible book value per share of Class A Common Stock of approximately $42.10 per share. In addition, the exercise of vested stock options and warrants would result in further dilution. This dilution is calculated based on an assumed initial public offering price of $19.50 per share (the midpoint of the estimated offering range). Dilution for this purpose represents the difference between the per share initial public offering price of the Class A Common Stock and the pro forma net tangible book value per share of Class A Common Stock after giving effect to the Completed Transactions that were completed after March 31, 1998, the Other Equity Transactions, the SFX Transactions and the Financing and the application of net proceeds therefrom. See "Dilution."


NO PRIOR PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Class A Common Stock and there can be no assurance that an active public market will develop or be sustained after the Offering or that the initial public offering price will correspond to the price at which the Class A Common Stock will trade in the public market subsequent to the Offering. The initial public offering price for the Class A Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters based upon the consideration of certain factors set forth herein under "Underwriting." Market conditions in the radio industry and market fluctuations in the stock market generally may have an adverse impact on the market price of the Class A Common Stock.

                                USE OF PROCEEDS

     The Company estimates that it will receive net proceeds from the Offering of approximately $567.9 million (after deducting underwriting discounts and commissions and estimated offering expenses based on an assumed initial public offering price of $19.50 per share (the midpoint of the estimated offering range)). The net proceeds from the Offering will be used to finance in part the SFX Transactions and to pay related fees and expenses. In connection with the SFX Transactions and other related transactions, the Company will borrow $135.0 million from Chancellor Media and $811.4 million under the Capstar Credit Facility. The net proceeds from the Offering, together with cash on hand, the proceeds from the sale of certain radio stations and the proceeds from the Chancellor Loan and the Capstar Loan, will be used (i) to finance the SFX Transactions; (ii) to repay existing indebtedness under the SFX Credit Facility;
(iii) after the consummation of the SFX Transactions, (A) to redeem $154.0 million aggregate principal amount of the 10 3/4% SFX Notes and (B) to redeem $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock; and (iv) to pay related fees and expenses. See "Certain Relationships and Related Transactions" and "Description of Indebtedness."

SOURCES AND USES OF FUNDS

     The following table sets forth the estimated sources and uses of funds as if the Financing and the use of proceeds thereof occurred on March 31, 1998. The actual amounts of sources and uses of funds may differ from those shown.

                                                                      AMOUNT
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
SOURCES:
  Net Proceeds from the Offering............................        $  567,927
  Chancellor Loan(1)........................................           135,000
  Capstar Loan(2)...........................................           801,621
  Gross Proceeds from Station Sales(3)......................           256,250
  Cash on Hand..............................................           215,940
                                                                    ----------
         Total Sources......................................        $1,976,738
                                                                    ==========
USES:
  Consummation of SFX Transactions(4).......................        $1,349,170
  Repayment of SFX Credit Facility(5).......................           313,000
  Redemption of 10 3/4% SFX Notes(6)........................           176,763
  Redemption of 12 5/8% SFX Preferred Stock(7)..............           137,805
                                                                    ----------
         Total Uses.........................................        $1,976,738
                                                                    ==========

---------------

(1) The Company will borrow $135.0 million from Chancellor Media pursuant to the Chancellor Exchange Agreement, which the Company will use to finance in part the SFX Transactions. The Chancellor Loan will be evidenced by a note (the "Chancellor Note") and will bear interest at a rate of 12% per annum (subject to increase in certain circumstances), payable quarterly, of which 5/6 shall be payable in cash and 1/6 shall, at the Company's option, either be payable in cash or added to the principal amount of the Chancellor Note. In addition, the Company may elect to defer the 5/6 portion payable in cash, in which case the Chancellor Note would bear interest at a rate of 14% per annum. The Chancellor Note will mature on the twentieth anniversary of the date of issuance, provided that the Company may prepay all or part of the outstanding principal balance and, in certain circumstances, Chancellor Media will have the right to require the Company to prepay part of the outstanding principal balance. See "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement" and "Description of Indebtedness."

(2) The Company will enter into the Capstar Credit Facility concurrently with the SFX Acquisition. The Capstar Credit Facility will consist of a $550.0 million revolving loan facility (the "Revolving Loan"), a $600.0 million term loan facility (the "A Term Loan"), a $250.0 million term loan facility (the "B Term Loan") and additional term loans and revolving loans in an aggregate amount up to $500.0 million subject to future commitment availability. The amount shown includes borrowings of approximately $600.0 million under the A Term Loan and $211.4 million under the B Term Loan, net of fees and expenses relating to the Capstar Credit Facility. The actual amount of the borrowings under each facility will depend on the actual cost of the consummation of the SFX Transactions and other related transactions and whether all of the SFX Related Transactions are actually consummated before or concurrently with the consummation of the SFX Acquisition. See "The Transactions -- The SFX Transactions" and "Description of
    Indebtedness -- Capstar Credit Facility." The existing credit agreement, which has no outstanding balance, will be terminated when the Company enters into the Capstar Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


(3) Represents the gross proceeds received by the Company from the consummation of the Greenville Disposition, the Upper Fairfield Disposition, the Daytona Beach-WGNE Disposition, the Long Island Disposition, the Houston-KKPN Disposition, the Houston-KODA Disposition and the sale of SFX stations WTAE-AM and WJDX-FM (after the consummation of the SFX Acquisition). See "The Transactions." The Company will not receive FCC approval for the Upper Fairfield Disposition prior to the consummation of the SFX Acquisition; accordingly, the Company will borrow an additional $14.9 million under the Chancellor Note. FCC approval for the Long Island Disposition has been obtained, but is conditioned on the FCC's renewal of the FCC licenses for the stations to be disposed of. If such condition is not satisfied before the consummation of the SFX Acquisition, the Long Island Disposition will close after the SFX Acquisition and the Company will borrow an additional $48.0 million under the Chancellor Note. The Houston-KODA Disposition may actually occur after the consummation of the SFX Acquisition if FCC approval for the Austin Acquisition is not obtained before consummation of the SFX Acquisition. See "The Transactions -- The SFX Transactions -- SFX Related Acquisitions" and "Certain Relationships and Related
    Transactions -- Chancellor Exchange Agreement."



(4) Includes estimated fees and expenses relating to the SFX Transactions and $1.2 billion for the SFX Acquisition, $90.3 million for the Austin Acquisition, and $35.0 million for the Nashville Acquisition. The purchase price for the SFX Acquisition is subject to adjustment under the circumstances described in "The Transactions -- The SFX Transactions -- SFX Acquisition." As of the date of this Prospectus, FCC approval has not been obtained for the Austin Acquisition. If such FCC approval is not obtained before the consummation of the SFX Acquisition, the Austin Acquisition will be delayed. See "Certain Relationships and Related
    Transactions -- Chancellor Exchange Agreement."


(5) The Merger Agreement requires that the SFX Credit Facility be repaid concurrently with the consummation of the SFX Acquisition. See "The Transactions -- The SFX Transactions -- SFX Acquisition." The loans under the SFX Credit Facility are subject to variable rates of interest and the maturity date of such loans is June 30, 2005. SFX used the borrowings under the SFX Credit Facility to finance permitted acquisitions, to provide working capital and to issue letters of credit. As of March 31, 1998, the SFX Credit Facility had a weighted average effective interest rate of 8.13%.

(6) Pursuant to the terms of the 10 3/4% SFX Notes Indenture (as defined), on a pro forma basis at March 31, 1998, the Company intends to redeem $154.0 million aggregate principal amount of the 10 3/4% SFX Notes for an aggregate purchase price of $176.8 million, including a $16.6 million redemption premium and $6.2 million of accrued interest. The Company will deliver a notice of redemption to each holder of the 10 3/4% SFX Notes from whom notes will be redeemed as soon as practicable after the SFX Acquisition. See "Description of Indebtedness." The Company anticipates that $154.0 million aggregate principal amount of the 10 3/4% SFX Notes will actually be redeemed for an aggregate purchase price of $173.3 million, including a $16.6 million redemption premium and $2.8 million of accrued interest.

(7) Pursuant to the terms of the SFX Certificate of Designation, on a pro forma basis at March 31, 1998, the Company intends to redeem $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock for an aggregate purchase price of $137.8 million, including a $15.1 million redemption premium and $3.1 million of accumulated dividends. The Company will deliver a notice of redemption to each holder of the 12 5/8% SFX Preferred Stock from whom preferred stock will be redeemed as soon as practicable after the SFX Acquisition. See "Description of Capital Stock -- SFX." The Company anticipates that $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock will actually be redeemed for an aggregate purchase price of $141.6 million, including a $15.1 million redemption premium and $6.9 million of accumulated dividends.

                                DIVIDEND POLICY

     The Company is a holding company with no significant assets other than the capital stock of its direct and indirect subsidiaries. Consequently, the Company's sole source of cash from which to make dividend payments will be dividends distributed or other payments made to it by its operating subsidiaries. The right of the Company to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of the Company's subsidiaries and the holders of preferred stock. The Indentures, the Certificates of Designation, the Capstar Credit Facility, and the Chancellor Note contain, or will contain, certain covenants that restrict or prohibit the Company's ability to pay dividends and make other distributions. The Company intends to retain future earnings for use in the Company's business and does not anticipate declaring or paying any cash or stock dividends on shares of its Common Stock in the foreseeable future. Further, any determination to declare and pay dividends will be made by the Company's Board of Directors in light of the Company's earnings, financial position, capital requirements and credit agreements and such other factors as the Board of Directors deems relevant. See "Risk Factors -- Restrictions Imposed by Terms of Indebtedness," "Description of Capital Stock" and "Description of Indebtedness."

                                    DILUTION


     As of March 31, 1998, the Company had a deficit in net tangible book value of $407.4 million, or approximately $5.74 per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of the Company (tangible assets less total liabilities) by the total number of shares of Common Stock outstanding. After giving effect to the Completed Transactions that were completed after March 31, 1998, the Other Equity Transactions, the SFX Transactions and the net proceeds received by the Company from completion of the Financing and the application of the net proceeds therefrom, but without taking into account any other changes in such net tangible book value after March 31, 1998, the Company's deficit in net tangible book value on a pro forma as adjusted basis as of March 31, 1998, would have been $2.3 billion, or $22.60 per share. This represents an immediate increase in pro forma net tangible book value of $1.27 per share to existing holders of Common Stock based on an assumed initial public offering price of $19.12 per share (the midpoint of the estimated offering range) and an immediate dilution in pro forma net tangible book value of $42.10 per share to new investors purchasing shares at the assumed initial offering price. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:



Assumed initial public offering price per share.............            $  19.50
                                                                        --------
  Net tangible book value (deficit) per share at March 31,
     1998...................................................  $ (5.74)
  Decrease per share attributable to the acquisitions(1)....   (19.12)
  Increase per share attributable to Other Equity
     Transactions...........................................     0.99
  Increase per share attributable to the Financing..........     1.27
                                                              -------
Pro forma net tangible book value (deficit).................              (22.60)
                                                                        --------
Net tangible book value dilution per share to new
  investors.................................................            $  42.10
                                                                        ========


---------------

(1) Amount gives effect to the following acquisitions of the Company: the Completed Transactions that were completed after March 31, 1998 and the SFX Transactions.

     The following table sets forth on a pro forma basis at March 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by existing stockholders and to be paid (at an assumed initial public offering price of $19.50 per share, the midpoint of the estimated offering range) by new investors purchasing shares of the Class A Common Stock offered hereby (before deducting estimated underwriting discounts and commissions and estimated offering expenses):

                                       SHARES PURCHASED           TOTAL CONSIDERATION
                                   ------------------------   ---------------------------   AVERAGE PRICE
                                     NUMBER      PERCENTAGE       AMOUNT       PERCENTAGE     PER SHARE
                                   -----------   ----------   --------------   ----------   -------------
                                                              (IN THOUSANDS)
Existing stockholders............   76,589,300      71.2%       $  942,367        60.9%        $ 12.30
New investors....................   31,000,000      28.8%          604,500        39.1%          19.50
                                   -----------     -----        ----------       -----
          Total..................  107,589,300     100.0%       $1,546,867       100.0%
                                   ===========     =====        ==========       =====

     The preceding table excludes (i) outstanding stock options to purchase up to 2,062,600 shares of Class A Common Stock at a weighted average exercise price of $13.44 per share, 335,485 shares of which are currently exercisable, and (ii) Warrants to purchase 2,496,406 shares of Common Stock at a weighted average exercise price of $15.06 per share, 1,047,051 shares of which are currently exercisable to purchase shares of Class C Common Stock. To the extent that these stock options or Warrants are exercised at exercise prices below the initial public offering price, there will be further dilution to purchases of shares of the Class A Common Stock offered hereby. See "Management -- Benefit Plans" and "Management -- Warrants."

                                 CAPITALIZATION

     The following table sets forth (i) the historical capitalization of the Company at March 31, 1998, (ii) the unaudited pro forma capitalization of the Company, after giving effect to the Completed Transactions and the Other Equity Transactions, and (iii) the unaudited pro forma capitalization of the Company, after giving effect to the SFX Transactions and the Financing (including the Offering), and the application of the net proceeds therefrom, and each of the foregoing transactions.


                                                                        MARCH 31, 1998
                                                          ------------------------------------------
                                                                       PRO FORMA FOR
                                                                       THE COMPLETED     PRO FORMA
                                                                        TRANSACTIONS    FOR THE SFX
                                                                       AND THE OTHER    TRANSACTIONS
                                                             THE           EQUITY         AND THE
                                                           COMPANY      TRANSACTIONS     FINANCING
                                                          ----------   --------------   ------------
                                                                    (DOLLARS IN THOUSANDS)
Cash and Cash Equivalents...............................  $  216,374     $  182,476      $    5,000
                                                          ==========     ==========      ==========
Long-term Debt (including current maturities):
  Company:
     Chancellor Note(1).................................  $       --     $       --      $  135,000
  Capstar Partners:
     12 3/4% Capstar Notes(2)...........................     172,251        172,251         172,251
  Capstar Radio:
     9 1/4% Capstar Notes...............................     199,250        199,250         199,250
     13 1/4% Capstar Notes(3)...........................      80,964             --              --
     Existing Credit Facility(4)........................          --             --              --
     Capstar Credit Facility(4).........................          --             --         811,371
     Other Indebtedness(5)..............................       7,260          7,260           8,296
  SFX:
     10 3/4% SFX Notes (including $296,000 of principal
       obligations and $31,820 of premium)(6)...........          --             --         327,820
     11 3/8% SFX Notes..................................          --             --             566
                                                          ----------     ----------      ----------
          Total Long-term Debt..........................     459,725        378,761       1,654,554
                                                          ----------     ----------      ----------
12% Capstar Partners Preferred Stock....................     104,545        104,545         104,545
12 5/8% SFX Preferred Stock (includes $115,203 of
  liquidation preference and $10,266 of premium)(7).....          --             --         125,469
Stockholders' Equity:
  Class A Common Stock..................................          25             26             336
  Class B Common Stock..................................          54             56              56
  Class C Common Stock..................................         630            634             634
  Paid-in Capital.......................................     862,887        950,054       1,517,671
  Stock Subscription Receivable.........................      (2,842)        (2,842)         (2,842)
  Accumulated Deficit(8)................................     (84,972)       (89,661)        (89,661)
                                                          ----------     ----------      ----------
          Total Stockholders' Equity....................     775,782        858,267       1,426,194
                                                          ----------     ----------      ----------
          Total Capitalization..........................  $1,340,052     $1,341,573      $3,310,762
                                                          ==========     ==========      ==========


---------------


(1) The Company will borrow $135.0 million from Chancellor Media pursuant to the Chancellor Exchange Agreement, which the Company will use to finance in part the SFX Transactions. The Chancellor Loan will be evidenced by a note (the "Chancellor Note") and will bear interest at a rate of 12% per annum (subject to increase in certain circumstances), payable quarterly, of which 5/6 shall be payable in cash and 1/6 shall, at the Company's option, either be payable in cash or added to the principal amount of the Chancellor Note. In addition, the Company may elect to defer the 5/6 portion payable in cash, in which case the Chancellor Note would bear interest at a rate of 14% per annum. The Chancellor Note will mature on the twentieth anniversary of the date of issuance, provided that the Company may prepay all or part of the outstanding principal balance and, in certain circumstances, Chancellor Media will have the right to require the Company to prepay part of the outstanding principal balance. The Company will not receive FCC approval for the Upper Fairfield Disposition prior to the consummation of the SFX Acquisition; accordingly, the Company will borrow an additional $14.9 million under the Chancellor Note. FCC approval for the Long Island Disposition has been obtained, but is conditioned on the FCC's renewal of the FCC licenses for the stations to be disposed of. If such condition is not satisfied before the consummation of the SFX Acquisition, the Long Island Disposition will close after the SFX Acquisition and the Company will borrow an additional $48.0 million under the Chancellor Note. See "The Transactions -- The SFX Transactions --

SFX-Related Transactions," "Certain Relationships and Related
Transactions -- Chancellor Exchange Agreement" and "Description of
Indebtedness."
(2) The 12 3/4% Capstar Notes were issued by the Company at a substantial discount from their aggregate principal amount at maturity of $277.0 million and generated gross proceeds to the Company of approximately $150.3 million. The 12 3/4% Capstar Notes pay no cash interest until August 1, 2002. Accordingly, the carrying value will increase through accretion until August 1, 2002. Thereafter, interest will be payable semi-annually, in cash, on February 1 and August 1 of each year.


(3) The actual amount at March 31, 1998 of approximately $81.0 million includes an unamortized premium of $4.2 million. Pursuant to a tender offer, the Company purchased all of its outstanding 13 1/4% Capstar Notes on April 27, 1998 for an aggregate purchase price of approximately $90.2 million, including a $10.7 million purchase premium and $2.7 million of accrued interest.


(4) The Company will enter into the Capstar Credit Facility concurrently with the SFX Acquisition. The Capstar Credit Facility will consist of a $550.0 million Revolving Loan, a $600.0 million A Term Loan, a $250.0 million B Term Loan and additional term loans and revolving loans in an aggregate amount up to $500.0 million subject to future commitment availability. The Company expects to borrow approximately $600.0 million under the A Term Loan and $211.4 million under the B Term Loan. The actual amount of the borrowings under each facility will depend on the actual cost of the consummation of the SFX Transactions and other related transactions and whether all of the SFX Related Transactions are actually consummated before or concurrently with the consummation of the SFX Acquisition. See "The Transactions -- The SFX Transactions" and "Description of Indebtedness -- Capstar Credit Facility." The existing credit agreement, which has no outstanding balance, will be terminated when the Company enters into the Capstar Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(5) Includes capital lease obligations and other notes payable of the Company.

(6) The 10 3/4% SFX Notes bear interest at a rate of 10 3/4% per annum. Interest is payable semi-annually, in cash, on May 15 and November 15 each year. On a pro forma basis at March 31, 1998, the Company intends to redeem $154.0 million aggregate principal amount of the 10 3/4% SFX Notes for an aggregate purchase price of $176.8 million, including a $16.6 million redemption premium and $6.2 million of accrued interest. The Company will deliver a notice of redemption to each holder of the 10 3/4% SFX Notes from whom notes will be redeemed as soon as practicable after the SFX Acquisition. See "Description of Indebtedness." The Company anticipates that $154.0 million aggregate principal amount of the 10 3/4% SFX Notes will actually be redeemed for an aggregate purchase price of $173.3 million, including a $16.6 million redemption premium and $2.8 million of accrued interest. In connection with the SFX Acquisition, the 10 3/4% SFX Notes will be adjusted to their fair market value. On a pro forma basis, the 10 3/4% SFX Notes have been adjusted to their fair value of $327.8 million at March 31, 1998, after giving effect to the redemption. Of this amount, $296.0 million will be repaid at maturity and the premium of $31.8 million will be amortized as a component of interest expense over the remaining term of the 10 3/4% SFX Notes.

(7) The 12 5/8% SFX Preferred Stock accrue dividends at a rate of 12 5/8% per annum. Dividends may be paid in cash or additional shares of 12 5/8% SFX Preferred Stock on January 15 and July 15, each year. On a pro forma basis at March 31, 1998, the Company intends to redeem $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock for an aggregate purchase price of $137.8 million, including a $15.1 million redemption premium and $3.1 million of accumulated dividends. The Company will deliver a notice of redemption to each holder of the 12 5/8% SFX Preferred Stock from whom preferred stock will be redeemed as soon as practicable after the SFX Acquisition. See "Description of Capital Stock -- SFX." The Company anticipates that $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock will actually be redeemed for an aggregate purchase price of $141.6 million, including $15.1 million redemption premium and $6.9 million of accumulated dividends. In connection with the SFX Acquisition, the 12 5/8% SFX Preferred Stock will be adjusted to their fair market value. On a pro forma basis, the 12 5/8% SFX Preferred Stock has been adjusted to its fair value of $125.5 million at March 31, 1998, after giving effect to the redemption. Of this amount, $115.2 million will be repaid at maturity and the premium of $10.3 million will be amortized as a component of dividends and accretion over the remaining term of the 12 5/8% SFX Notes.


(8) If the tender offer of the 13 1/4% Capstar Notes had occurred on March 31, 1998, the Company would have recognized an extraordinary charge on the early extinguishment of debt of $4.7 million, net of tax benefit of $2.1 million, including prepayment penalties and expenses.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information (the "Pro Forma Financial Information") is based on the audited historical financial statements of the Company, Osborn, Benchmark, Madison, Community Pacific, Ameron, Patterson and SFX (each as defined in "Glossary of Certain Terms") and, in each case, the related notes included elsewhere in this Prospectus.

     The pro forma statements of operations for the year ended December 31, 1997 and the three months ended March 31, 1997 and 1998 have been prepared to illustrate the effects of (i) the Completed Transactions and the Other Equity Transactions, (ii) the SFX Transactions and (iii) the Financing and the application of the net proceeds therefrom, as if each had occurred on January 1, 1997. The pro forma balance sheet as of March 31, 1998 has been prepared as if any such transaction not yet consummated on that date had occurred on that date. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Pro Forma Financial Information and accompanying notes should be read in conjunction with the consolidated financial statements and other financial information included elsewhere herein pertaining to the Company, Osborn, Benchmark, Madison, Community Pacific, Ameron, Patterson and SFX, including "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Pro Forma Financial Information is not necessarily indicative of either future results of operations or the results that might have been achieved if such transactions had been consummated on the indicated dates.

     All acquisitions, except the acquisition of GulfStar, given effect in the Pro Forma Financial Information are accounted for using the purchase method of accounting. The aggregate purchase price of each transaction is allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values. The allocation of the aggregate purchase price reflected in the Pro Forma Financial Information is preliminary for transactions to be closed subsequent to March 31, 1998. The final allocation of the purchase price is contingent upon the receipt of final appraisals of the acquired assets and the revision of other estimates; however, the allocation is not expected to differ materially from the preliminary allocation. The acquisition of GulfStar was accounted for at historical cost, on a basis similar to a pooling of interests, as the Company and GulfStar were under common control.

                        CAPSTAR BROADCASTING CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             ADJUSTMENTS     PRO FORMA
                                                               FOR THE        FOR THE                     ADJUSTMENTS
                                                              COMPLETED      COMPLETED                      FOR THE
                                                             TRANSACTIONS   TRANSACTIONS                      SFX
                                               COMPLETED       AND THE        AND THE          SFX        TRANSACTIONS
                                              TRANSACTIONS   OTHER EQUITY   OTHER EQUITY   TRANSACTIONS     AND THE
                                THE COMPANY   COMBINED(A)    TRANSACTIONS   TRANSACTIONS   COMBINED(H)     FINANCING
                                -----------   ------------   ------------   ------------   ------------   ------------
Net revenue...................  $  175,445      $119,479       $     --       $294,924       $275,070       $     --
Station operating expenses....     122,135        89,324             --        211,459        142,617             --
Depreciation and
  amortization................      26,415        11,770          9,748(B)      47,933         35,378         41,733(B)
Corporate expenses............      14,221         8,439             --         22,660          6,837             --
LMA fees......................       2,519            --         (2,519)(C)         --             --             --
Non-cash compensation
  expense.....................      10,575            --             --         10,575            624             --
Other operating expenses......          --            --             --             --         20,174         (3,821)(I)
                                -----------     --------       --------       --------       --------       --------
  Operating income (loss).....        (420)        9,946         (7,229)         2,297         69,440        (37,912)
Interest expense..............      47,012        15,735        (19,767)(D)     42,980         64,998         68,281(J)
Gain (loss) on sale of
  assets......................        (908)        5,214             --          4,306             --             --
Increase in fair value of
  redeemable warrants.........          --        (2,022)         2,022(E)          --             --             --
Other (income) expense........         157        (2,483)            --         (2,326)        (3,886)            --
                                -----------     --------       --------       --------       --------       --------
  Income (loss) before
    provision for income
    taxes.....................     (48,497)         (114)        14,560        (34,051)         8,328       (106,193)
Provision (benefit) for income
  taxes.......................     (11,720)        1,818          5,533(F)      (4,369)           810        (40,353)(F)
Dividends, accretion and
  redemption of preferred
  stock of subsidiary.........       6,560            --             --          6,560             --         13,654(K)
                                -----------     --------       --------       --------       --------       --------
Net income (loss) from
  continuing operations.......     (43,337)       (1,932)         9,027        (36,242)         7,518        (79,494)
Redeemable preferred stock
  dividends and accretion.....       7,071            --         (7,071)(G)         --         38,510        (38,510)(K)
                                -----------     --------       --------       --------       --------       --------
Net loss from continuing
  operations applicable to
  common stock................  $  (50,408)     $ (1,932)      $ 16,098       $(36,242)      $(30,992)      $(40,984)
                                ===========     ========       ========       ========       ========       ========
Basic and diluted loss from
  continuing operations per
  common share(L).............  $    (1.98)
Weighted average common shares
  outstanding(L)..............  25,455,211


                                 PRO FORMA
                                  FOR THE
                                    SFX
                                TRANSACTIONS
                                  AND THE
                                 FINANCING
                                ------------
Net revenue...................  $   569,994
Station operating expenses....      354,076
Depreciation and
  amortization................      125,044
Corporate expenses............       29,497
LMA fees......................           --
Non-cash compensation
  expense.....................       11,199
Other operating expenses......       16,353
                                -----------
  Operating income (loss).....       33,825
Interest expense..............      176,259
Gain (loss) on sale of
  assets......................        4,306
Increase in fair value of
  redeemable warrants.........           --
Other (income) expense........       (6,212)
                                -----------
  Income (loss) before
    provision for income
    taxes.....................     (131,916)
Provision (benefit) for income
  taxes.......................      (43,912)
Dividends, accretion and
  redemption of preferred
  stock of subsidiary.........       20,214
                                -----------
Net income (loss) from
  continuing operations.......     (108,218)
Redeemable preferred stock
  dividends and accretion.....           --
                                -----------
Net loss from continuing
  operations applicable to
  common stock................  $  (108,218)
                                ===========
Basic and diluted loss from
  continuing operations per
  common share(L).............  $     (1.39)
Weighted average common shares
  outstanding(L)..............   77,661,870


           See accompanying notes to pro forma financial information.

                        CAPSTAR BROADCASTING CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               ADJUSTMENTS     PRO FORMA
                                                                 FOR THE        FOR THE                     ADJUSTMENTS
                                                                COMPLETED      COMPLETED                      FOR THE
                                                               TRANSACTIONS   TRANSACTIONS                      SFX
                                                 COMPLETED       AND THE        AND THE          SFX        TRANSACTIONS
                                                TRANSACTIONS   OTHER EQUITY   OTHER EQUITY   TRANSACTIONS     AND THE
                                 THE COMPANY    COMBINED(M)    TRANSACTIONS   TRANSACTIONS   COMBINED(N)     FINANCING
                                 ------------   ------------   ------------   ------------   ------------   ------------
Net revenue....................  $    25,102      $35,430        $    --        $ 60,532       $57,821        $     --
Station operating expenses.....       18,304       30,124             --          48,428        31,993              --
Depreciation and
  amortization.................        3,725        3,971          4,274(B)       11,970         6,628          12,650(B)
Corporate expenses.............        1,942        1,947             --           3,889         1,035              --
LMA fees.......................          683           --           (683)(C)          --            --              --
Non-cash compensation
  expense......................        2,469           --             --           2,469           156              --
Other operating expenses.......           --           --             --              --            --              --
                                 -----------      -------        -------        --------       -------        --------
  Operating income (loss)......       (2,021)        (612)        (3,591)         (6,224)       18,009         (12,650)
Interest expense...............        7,955        4,147         (1,356)(D)      10,746         9,502          23,818(J)
Gain (loss) on sale of
  assets.......................           --        5,356             --           5,356            --              --
Increase in fair value of
  redeemable warrants..........           --       (5,882)         5,882(E)           --            --              --
Other (income) expense.........          (63)        (278)            --            (341)       (1,387)             --
                                 -----------      -------        -------        --------       -------        --------
  Income (loss) before
    provision for income
    taxes......................       (9,913)      (5,007)         3,647         (11,273)        9,894         (36,468)
Provision (benefit) for income
  taxes........................       (2,308)      (2,789)         1,386(F)       (3,711)          285         (13,858)(F)
Dividends, accretion and
  redemption of preferred stock
  of subsidiary................           --           --             --              --            --           2,722(K)
                                 -----------      -------        -------        --------       -------        --------
Net income (loss) from
  continuing operations........       (7,605)      (2,218)         2,261          (7,562)        9,609         (25,332)
Redeemable preferred stock
  dividends and accretion......          794           --           (794)(G)          --         7,952          (7,952)(K)
                                 -----------      -------        -------        --------       -------        --------
Net income (loss) from
  continuing operations
  applicable to common stock...  $    (8,399)     $(2,218)       $ 3,055        $ (7,562)      $ 1,657        $(17,380)
                                 ===========      =======        =======        ========       =======        ========
Basic and diluted loss from
  continuing operations per
  common share(L)..............  $     (0.44)
Weighted average common shares
  outstanding(L)...............   19,288,014


                                  PRO FORMA
                                   FOR THE
                                     SFX
                                 TRANSACTIONS
                                   AND THE
                                  FINANCING
                                 ------------
Net revenue....................  $   118,353
Station operating expenses.....       80,421
Depreciation and
  amortization.................       31,248
Corporate expenses.............        4,924
LMA fees.......................           --
Non-cash compensation
  expense......................        2,625
Other operating expenses.......           --
                                 -----------
  Operating income (loss)......         (865)
Interest expense...............       44,066
Gain (loss) on sale of
  assets.......................        5,356
Increase in fair value of
  redeemable warrants..........           --
Other (income) expense.........       (1,728)
                                 -----------
  Income (loss) before
    provision for income
    taxes......................      (37,847)
Provision (benefit) for income
  taxes........................      (17,284)
Dividends, accretion and
  redemption of preferred stock
  of subsidiary................        2,722
                                 -----------
Net income (loss) from
  continuing operations........      (23,285)
Redeemable preferred stock
  dividends and accretion......           --
                                 -----------
Net income (loss) from
  continuing operations
  applicable to common stock...  $   (23,285)
                                 ===========
Basic and diluted loss from
  continuing operations per
  common share(L)..............  $     (0.30)
Weighted average common shares
  outstanding(L)...............   77,661,870


           See accompanying notes to pro forma financial information.

                        CAPSTAR BROADCASTING CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                         ADJUSTMENTS     PRO FORMA
                                                           FOR THE        FOR THE                     ADJUSTMENTS     PRO FORMA
                                                          COMPLETED      COMPLETED                      FOR THE        FOR THE
                                                         TRANSACTIONS   TRANSACTIONS                      SFX            SFX
                                           COMPLETED       AND THE        AND THE          SFX        TRANSACTIONS   TRANSACTIONS
                                          TRANSACTIONS   OTHER EQUITY   OTHER EQUITY   TRANSACTIONS     AND THE        AND THE
                            THE COMPANY   COMBINED(O)    TRANSACTIONS   TRANSACTIONS   COMBINED(P)     FINANCING      FINANCING
                            -----------   ------------   ------------   ------------   ------------   ------------   ------------
Net revenue...............  $   64,075      $ 3,701        $    --        $ 67,776       $ 58,699       $     --      $  126,475
Station operating
  expenses................      47,760        2,607             --          50,367         30,260             --          80,627
Depreciation and
  amortization............      11,032          312            626(B)       11,970          8,369         10,909(B)       31,248
Corporate expenses........       3,757          126             --           3,883          1,569             --           5,452
LMA fees..................       1,871           --         (1,871)(C)          --             --             --              --
Non-cash compensation
  expense.................      15,793           --             --          15,793            138                         15,931
Other operating
  expenses................          --           --             --              --         24,974        (19,739)(I)       5,235
                            -----------     -------        -------        --------       --------       --------      ----------
  Operating income
    (loss)................     (16,138)         656          1,245         (14,237)        (6,611)         8,830         (12,018)
Interest expense..........      15,897          648         (5,799)(D)      10,746         19,186         14,134(J)       44,066
Other (income) expense....        (320)       3,126             --           2,806           (328)            --           2,478
                            -----------     -------        -------        --------       --------       --------      ----------
  Income (loss) before
    provision for income
    taxes.................     (31,715)      (3,118)         7,044         (27,789)       (25,469)        (5,304)        (58,562)
Provision (benefit) for
  income taxes............      (4,962)          --          2,677(F)       (2,285)           210         (2,016)(F)      (4,091)
Dividends, accretion and
  redemption of preferred
  stock of subsidiary.....       3,052           --             --           3,052             --          3,866(K)        6,918
                            -----------     -------        -------        --------       --------       --------      ----------
Net income (loss) from
  continuing operations...     (29,805)      (3,118)         4,367         (28,556)       (25,679)        (7,154)        (61,389)
Redeemable preferred stock
  dividends and
  accretion...............          --           --             --              --         10,350        (10,350)(K)          --
                            -----------     -------        -------        --------       --------       --------      ----------
Net income (loss) from
  continuing operations
  applicable to common
  stock...................  $  (29,805)     $(3,118)       $ 4,367        $(28,556)      $(36,029)      $  3,196      $  (61,389)
                            ===========     =======        =======        ========       ========       ========      ==========
Basic and diluted loss
  from continuing
  operations per common
  share(L)................  $    (0.65)                                                                               $    (0.79)
Weighted average common
  shares outstanding(L)...  46,130,912                                                                                77,661,870


           See accompanying notes to pro forma financial information.

                        CAPSTAR BROADCASTING CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                                       ADJUSTMENTS     PRO FORMA
                                                                         FOR THE        FOR THE                     ADJUSTMENTS
                                                                        COMPLETED      COMPLETED                      FOR THE
                                                                       TRANSACTIONS   TRANSACTIONS                      SFX
                                                         COMPLETED       AND THE        AND THE          SFX        TRANSACTIONS
                                                        TRANSACTIONS   OTHER EQUITY   OTHER EQUITY   TRANSACTIONS     AND THE
                                          THE COMPANY   COMBINED(Q)    TRANSACTIONS   TRANSACTIONS   COMBINED(X)     FINANCING
                                          -----------   ------------   ------------   ------------   ------------   ------------
ASSETS
Current Assets:
  Cash and cash equivalents.............  $  216,374      $  1,664       $ (1,664)(R)  $  182,476     $   38,532     $      (68)(Y)
                                                                          (33,898)(S)                                  (215,940)(S)
  Accounts receivable, net..............      53,806         3,553         (3,173)(R)      54,186         65,675         (1,228)(Y)
  Prepaid expenses and other............       5,797         3,433         (3,433)(R)       5,797        167,511        (38,342)(Y)
                                          ----------      --------       --------      ----------     ----------     ----------
        Total current assets............     275,977         8,650        (42,168)        242,459        271,718       (255,578)
Property and equipment, net.............     134,622        (1,123)         5,908(R)      139,407         67,781         20,517(Y)
Intangible and other assets, net........   1,202,002       (12,073)        26,980(R)    1,227,409        931,536      1,614,815(Y)
                                                                           10,500(T)                                      4,500(Z)
                                                                                                                          9,750(AA)
                                          ----------      --------       --------      ----------     ----------     ----------
        Total assets....................  $1,612,601      $ (4,546)      $  1,220      $1,609,275     $1,271,035     $1,394,004
                                          ==========      ========       ========      ==========     ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and other accrued
    expenses............................  $   38,136      $  1,395       $ (1,395)(R)  $   35,396     $  179,806     $     (545)(Y)
                                                                           (2,740)(U)                                    (6,208)(BB)
  Current portion of long-term debt.....      82,598         2,793         (2,793)(U)       1,634            617             --
                                                                          (80,964)(U)
                                          ----------      --------       --------      ----------     ----------     ----------
        Total current liabilities.......     120,734         4,188        (87,892)         37,030        180,423         (6,753)
Long-term debt, less current portion....     377,127         5,016         (5,016)(U)     377,127        763,985       (467,000)(BB)
                                                                                                                         31,820(Y)
                                                                                                                        135,000(CC)
                                                                                                                        811,371(CC)
Other long-term liabilities.............     234,413            --         (2,107)(V)     232,306         77,781        445,016(Y)
                                          ----------      --------       --------      ----------     ----------     ----------
        Total liabilities...............     732,274         9,204        (95,015)        646,463      1,022,189        949,454
Redeemable preferred stock..............     104,545            --             --         104,545        376,615       (146,209)(DD)
                                                                                                                       (115,203)(DD)
                                                                                                                         10,266(Y)
Minority interest.......................          --            --             --              --         56,200        (56,200)(Y)
Stockholders' equity (deficit)..........     775,782       (13,750)        13,750(W)      858,267       (183,969)       183,969(EE)
                                                                           87,174(W)                                    567,927(FF)
                                                                           (4,689)(V)
                                          ----------      --------       --------      ----------     ----------     ----------
        Total liabilities and
          stockholders' equity..........  $1,612,601      $ (4,546)      $  1,220      $1,609,275     $1,271,035     $1,394,004
                                          ==========      ========       ========      ==========     ==========     ==========


                                           PRO FORMA
                                            FOR THE
                                              SFX
                                          TRANSACTIONS
                                            AND THE
                                           FINANCING
                                          ------------
ASSETS
Current Assets:
  Cash and cash equivalents.............   $    5,000
  Accounts receivable, net..............      118,633
  Prepaid expenses and other............      134,966
                                           ----------
        Total current assets............      258,599
Property and equipment, net.............      227,705
Intangible and other assets, net........    3,788,010
                                           ----------
        Total assets....................   $4,274,314
                                           ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and other accrued
    expenses............................   $  208,449
  Current portion of long-term debt.....        2,251
                                           ----------
        Total current liabilities.......      210,700
Long-term debt, less current portion....    1,652,303
Other long-term liabilities.............      755,103
                                           ----------
        Total liabilities...............    2,618,106
Redeemable preferred stock..............      230,014
Minority interest.......................           --
Stockholders' equity (deficit)..........    1,426,194
                                           ----------
        Total liabilities and
          stockholders' equity..........   $4,274,314
                                           ==========


           See accompanying notes to pro forma financial information.

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

(A) The schedule below gives effect to the following for the period from January 1, 1997 through December 31, 1997: (i) acquisitions by the Company completed prior to March 31, 1998; (ii) the historical acquisitions and dispositions of the indicated entities consummated prior to March 31, 1998; and (iii) the acquisitions and dispositions of the indicated entities which were pending at March 31, 1998 and will be consummated prior to the consummation of the SFX Acquisition.

       COMPLETED TRANSACTIONS COMBINED

                                                           HISTORICAL
                                              HISTORICAL   COMMUNITY     HISTORICAL    HISTORICAL   HISTORICAL   HISTORICAL
                                              OSBORN(1)    PACIFIC(2)   BENCHMARK(3)   MADISON(4)   AMERON(5)    PATTERSON
                                              ----------   ----------   ------------   ----------   ----------   ----------
Net revenue.................................    $3,577       $2,458       $19,566        $4,130       $6,095      $53,053
Station operating expenses..................     2,937        1,315        12,956         2,588        4,352       37,334
Depreciation and amortization...............       418          713         3,657           752          506        5,273
Corporate expenses..........................       268          373           348            75           --        4,946
                                                ------       ------       -------        ------       ------      -------
  Operating income (loss)...................       (46)          57         2,605           715        1,237        5,500
Interest expense............................       385          469         4,689           686          659        7,574
Gain (loss) on sale of assets...............     5,348           --            --            --           --           --
Increase in fair value of redeemable
  warrants..................................        --           --            --            --           --       (2,022)
Other (income) expense......................      (212)           3           (64)           --          147           50
                                                ------       ------       -------        ------       ------      -------
  Income (loss) before provision for income
    taxes...................................     5,129         (415)       (2,020)           29          431       (4,146)
Provision (benefit) for income taxes........        32           --            --            --           --        1,704
                                                ------       ------       -------        ------       ------      -------
  Net income (loss) from continuing
    operations..............................    $5,097       $ (415)      $(2,020)       $   29       $  431      $(5,850)
                                                ======       ======       =======        ======       ======      =======

                                                ADJUSTMENTS        OTHER
                                                    FOR          COMPLETED      COMPLETED
                                                HISTORICAL      TRANSACTIONS   TRANSACTIONS
                                              TRANSACTIONS(6)   COMBINED(7)      COMBINED
                                              ---------------   ------------   ------------
Net revenue.................................      $5,357          $25,243        $119,479
Station operating expenses..................       3,011           24,831          89,324
Depreciation and amortization...............          --              451          11,770
Corporate expenses..........................          --            2,429           8,439
                                                  ------          -------        --------
  Operating income (loss)...................       2,346           (2,468)          9,946
Interest expense............................          --            1,273          15,735
Gain (loss) on sale of assets...............          --             (134)          5,214
Increase in fair value of redeemable
  warrants..................................          --               --          (2,022)
Other (income) expense......................          --           (2,407)         (2,483)
                                                  ------          -------        --------
  Income (loss) before provision for income
    taxes...................................       2,346           (1,468)           (114)
Provision (benefit) for income taxes........          --               82           1,818
                                                  ------          -------        --------
  Net income (loss) from continuing
    operations..............................      $2,346          $(1,550)       $ (1,932)
                                                  ======          =======        ========

---------------

      (1) The column represents the consolidated results of operations of Osborn from January 1, 1997 through February 20, 1997, the date of the Osborn Acquisition.

      (2) The column represents the results of operations of Community Pacific from January 1, 1997 through June 30, 1997, prior to the date of the Community Pacific Acquisition.

      (3) The column represents the results of operations of Benchmark from January 1, 1997 through June 30, 1997, prior to the date of the Benchmark Acquisition.

      (4) The column represents the results of operations of Madison from January 2, 1997 through June 30, 1997, prior to the date of the Madison Acquisition.

      (5) The column represents the results of operations of Ameron from January 1, 1997 through September 30, 1997, prior to the date of the Ameron Acquisition.

      (6) The adjustments give effect to the historical operating results and/or LMA or JSA expense and/or revenue of the following stations which were acquired or sold prior to December 31, 1997: WYNU-FM, WTXT-FM, WSCQ-FM, WZHT-FM, WMCZ-FM, KTRA-FM, KCQL-AM, KDAG-FM, KKFG-FM, WMEZ-FM, KRDU-AM, KJOI-FM and WQFN-FM.

      (7) The column represents the historical results of operations for the following transactions which will be consummated prior to the consummation of the SFX Acquisition: (i) the Knight, Quass, COMCO, Osborn Tuscaloosa, Osborn Huntsville, Space Coast, WRIS, Cavalier, Griffith, Emerald City, American General, Booneville, KJEM, McForhun, Livingston, KLAW, Grant, East Penn, IRS, KOSO, Commonwealth, KDOS, Prophet Systems and the Reynolds Acquisitions,(ii) Americom Acquisition, (iii) Americom Disposition and (iv) Wilmington, Osborn Ft. Myers, Bryan, Allentown, Jackson, Westchester, Dayton, Salisbury-Ocean City (this disposition actually will be consummated shortly after the consummation of the SFX Acquisition) and KASH Dispositions.

                             (DOLLARS IN THOUSANDS)

(B) The adjustment reflects (i) a change in depreciation and amortization resulting from conforming the estimated useful lives of the acquired stations and (ii) the additional depreciation and amortization expense resulting from the allocation of the purchase price of the acquired stations including an increase in property and equipment, FCC licenses and intangible assets to their estimated fair market value and the recording of goodwill associated with the acquisitions. Goodwill and FCC licenses are being amortized over 40 years.


(C) The adjustment reflects the elimination of LMA fees paid by the Company attributable certain acquisitions consummated prior to the Offering.



(D) The adjustment reflects interest expense associated with (i) the 9 1/4% Capstar Notes (as defined), (ii) the 12 3/4% Capstar Notes (as defined),
      (iii) other indebtedness of the Company and (iv) the amortization of deferred financing fees associated with the 9 1/4% Capstar Notes, the 12 3/4% Capstar Notes and the Capstar Credit Facility, net of interest expense related to the existing indebtedness of the Company and the companies included within Completed Transactions Combined. Deferred financing fees are amortized over the term of the related debt.


                                                                            THREE MONTHS ENDED
                                                             YEAR ENDED          MARCH 31,
                                                            DECEMBER 31,    -------------------
                                                                1997         1997        1998
                                                            ------------    -------    --------
9 1/4% Capstar Notes......................................    $ 18,430      $ 4,608    $  4,608
12 3/4% Capstar Notes.....................................      21,962        5,491       5,491
Other indebtedness........................................         417          104         104
                                                              --------      -------    --------
Interest expense before amortization of deferred financing
  fees....................................................      40,809       10,203      10,203
Amortization of deferred financing fees...................       2,171          543         543
                                                              --------      -------    --------
  Pro forma interest expense..............................      42,980       10,746      10,746
Historical interest expense for the Company...............     (47,012)      (7,955)    (15,897)
Historical interest expense for Completed Transactions
  Combined................................................     (15,735)      (4,147)       (648)
                                                              --------      -------    --------
  Net adjustment..........................................    $(19,767)     $(1,356)   $ (5,799)
                                                              ========      =======    ========

      A 1/8% change in the weighted average interest rate on total indebtedness would result in a $471 change in interest expense for the year ended December 31, 1997 and a $118 change for the three months ended March 31, 1997 and 1998.


(E) The adjustment reflects the elimination of the increase in the fair value of the redeemable warrants which were repurchased in connection with the Patterson Acquisition. The increase in the fair value of the warrants was determined based upon the sales price of Patterson Broadcasting, Inc. to Capstar Broadcasting Corporation in January 1998.



(F) The adjustment reflects the tax effect of the pro forma adjustments at the Company's statutory tax rate of 38% for the periods presented. The pro forma tax benefit is primarily the result of the reversal of temporary differences related to the difference in the carrying amounts of FCC licenses for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liability resulting from the temporary differences, which have arisen out of the Company's various purchase business combinations, has been recognized in connection with the purchase accounting for the related acquisitions. The Company has not recorded a valuation allowance for its pro forma tax benefit as it believes that, in accordance with Financial Accounting Standards Board Statement No. 109, on a pro forma basis, it is more likely than not to have adequate future taxable income to utilize its deferred tax assets.



(G) The adjustment reflects the elimination of the redeemable preferred stock redeemed in connection with the GulfStar Acquisition.

                             (DOLLARS IN THOUSANDS)


(H) The column represents the combined income statements for the year ended December 31, 1997 of the transactions which (i) SFX completed prior to March 31, 1998, (ii) were pending at March 31, 1998 and have been consummated by SFX prior to the consummation of the SFX Acquisition and
      (iii) were pending at March 31, 1998 and will close subsequent to the consummation of the SFX Acquisition in connection with the SFX Transactions.


       SFX TRANSACTIONS COMBINED


                                                                 SFX            SFX
                                                              HISTORICAL      PENDING                           SFX
                                                HISTORICAL   TRANSACTIONS   TRANSACTIONS     CHANCELLOR     TRANSACTIONS
                                                  SFX(1)     COMBINED(2)    COMBINED(3)    EXCHANGE(4)(5)     COMBINED
                                                ----------   ------------   ------------   --------------   ------------
      Net revenue.............................   $270,364      $16,552        $(61,271)       $49,425         $275,070
      Station operating expenses..............    167,063       14,042         (38,488)            --          142,617
      Depreciation and amortization...........     38,232           --          (2,854)            --           35,378
      Corporate expenses......................      6,837           --              --             --            6,837
      Non-cash compensation expense...........        624           --              --             --              624
      Other operating expenses................     20,174           --              --             --           20,174
                                                 --------      -------        --------        -------         --------
           Operating income (loss)............     37,434        2,510         (19,929)        49,425           69,440
      Interest expense........................     64,506           --             492             --           64,998
      Other (income) expense..................     (2,821)          --          (1,065)            --           (3,886)
                                                 --------      -------        --------        -------         --------
           Income (loss) before provision for
             income taxes.....................    (24,251)       2,510         (19,356)        49,425            8,328
      Provision for income taxes..............        810           --              --             --              810
                                                 --------      -------        --------        -------         --------
           Net income (loss) from continuing
             operations.......................    (25,061)       2,510         (19,356)        49,425            7,518
      Redeemable preferred stock dividends and
        accretion.............................     38,510           --              --             --           38,510
                                                 --------      -------        --------        -------         --------
           Net income (loss) from continuing
             operations applicable to common
             stock............................   $(63,571)     $ 2,510        $(19,356)       $49,425         $(30,992)
                                                 ========      =======        ========        =======         ========


---------------

     (1) Excludes the results of operations of SFX Entertainment which were classified as income from operations to be distributed to shareholders, net of taxes in the historical financial statements of SFX. SFX Entertainment was distributed to certain of the SFX stockholders in the Spin-Off, which was consummated in April 1998. Consequently, SFX Entertainment will not be acquired by the Company in the SFX Transactions.

     (2) The adjustments represent the combined historical results of operations of the following station acquisitions and dispositions completed by SFX prior to the consummation of the SFX Acquisition: WPYX-FM, WHFS-FM, KTXQ-FM, KRRW-FM, WDSY-FM, WRFX-FM, WWYZ-FM, WISN-AM, WLTQ-FM, WVGO-FM, WLEE-FM, WKHK-FM, WBZU-FM, WFBQ-FM, WRZX-FM and WNDE-AM.

     (3) The adjustments reflect the combined historical operating results of
         (i) the following pending acquisitions, dispositions and LMAs in connection with the SFX Transactions: Nashville, Austin, Jacksonville, Greenville, Upper Fairfield, Daytona Beach-WGNE, Houston-KODA, Long Island, Houston-KKPN, and the stations included in the Chancellor Exchange Agreement and (ii) stations WJDX-FM and WTAE-AM, which the Company will sell after the consummation of the SFX Acquisition to comply with the SFX Consent Decree.

     (4) The adjustment represents the LMA revenue attributable to the ten SFX stations to be sold to Chancellor Media in connection with the Chancellor Exchange Agreement. Chancellor Media will provide services to ten SFX stations in the Dallas, Houston, San Diego and Pittsburgh markets under separate LMAs until such stations are exchanged. See "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."


     (5) The historical interest expense, depreciation and amortization of the stations to be sold to Chancellor Media pursuant to the Chancellor Exchange Agreement have been eliminated from the pro forma financial statements as described in footnote 3, above. In accordance with the Company's policy, since the Company's ownership costs, comprised of interest expense, depreciation and amortization, exceed the LMA revenue for these stations, the entire LMA fee described by footnote 4 above, has been recognized. This column does not give effect to pro forma interest expense, depreciation and amortization as a result of the foregoing transactions. Note B to the pro forma financial statements describes the aggregate adjustment to depreciation and amortization based upon the purchase accounting for the SFX Transactions and includes depreciation and amortization related to the stations included in the Chancellor Exchange. Note J to the pro forma financial statements describes the aggregate adjustment to interest expense based upon the financing of the SFX Transactions and includes interest expense related to the stations included in the Chancellor Exchange.

                             (DOLLARS IN THOUSANDS)


(I) The adjustment reflects the elimination of non-recurring transaction-related charges of $3.8 million and $3.2 million in the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, recorded by SFX in connection with the SFX Acquisition and the Spin-Off. These charges consist primarily of legal, accounting and regulatory fees. In addition, the adjustment reflects the elimination of $16.6 million relating to the consent solicitations from the holders of the 10 3/4% SFX Notes and 12 5/8% SFX Preferred Stock in connection with the Spin-Off in the three months ended March 31, 1998. The Spin-Off was consummated in April 1998.



(J) The adjustment reflects interest expense associated with (i) the 9 1/4% Capstar Notes, (ii) the 12 3/4% Capstar Notes, (iii) the Capstar Credit Facility, (iv) the Chancellor Loan, (v) the 10 3/4% SFX Notes, (vi) other indebtedness of the Company and SFX and (vii) amortization of deferred financing fees associated with the 9 1/4% Capstar Notes, the 12 3/4% Capstar Notes, the Capstar Credit Facility and the 10 3/4% SFX Notes, all net of interest expense related to the existing indebtedness of the Company, the companies included within the Completed Transactions Combined and the SFX Transactions. Deferred financing fees are amortized over the term of the related debt.


                                                                            THREE MONTHS ENDED
                                                            YEAR ENDED          MARCH 31,
                                                           DECEMBER 31,    --------------------
                                                               1997          1997        1998
                                                           ------------    --------    --------
9 1/4% Capstar Notes.....................................    $ 18,430      $  4,608    $  4,608
12 3/4% Capstar Notes....................................      21,962         5,491       5,491
Capstar Credit Facility at 9 3/4%........................      79,109        19,777      19,777
Chancellor Loan at 12%...................................      16,200         4,050       4,050
10 3/4% SFX Notes........................................      31,820         7,955       7,955
Other indebtedness.......................................         519           130         130
                                                             --------      --------    --------
Interest expense before amortization of deferred
  financing fees.........................................     168,040        42,011      42,011
Amortization of deferred financing fees..................       8,219         2,055       2,055
                                                             --------      --------    --------
  Pro forma interest expense.............................     176,259        44,066      44,066
Pro forma interest expense for the Completed Transactions
  Combined...............................................     (42,980)      (10,746)    (10,746)
Historical interest expense for the SFX Transactions
  Combined...............................................     (64,998)       (9,502)    (19,186)
                                                             --------      --------    --------
  Net adjustment.........................................    $ 68,281      $ 23,818    $ 14,134
                                                             ========      ========    ========

      A 1/8% change in the weighted average interest rate on total indebtedness would result in a $2,065 change in interest expense for the year ended December 31, 1997 and a $516 change for the three months ended March 31, 1997 and 1998.


(K) The adjustment reflects the elimination and reclassification of a portion of the redeemable preferred stock dividends and accretion due to the SFX Acquisition and redemption of $115,203 of the 12 5/8% SFX Preferred Stock.



(L) Pro forma net loss per share is based on the weighted average shares of common stock and common stock equivalents during the pro forma period. The pro forma weighted average common shares include all shares of common stock outstanding prior to the Offering, shares to be issued in the Offering and the additional shares issued in connection with certain other transactions given effect in the pro forma financial statements, all adjusted for the one for ten reverse stock split.

                             (DOLLARS IN THOUSANDS)


(M) The schedule below gives effect to the following for the period from January 1, 1997 through March 31, 1997: (i) acquisitions by the Company completed prior to March 31, 1998; (ii) the historical acquisitions and dispositions of the indicated entities consummated prior to March 31, 1998; and (iii) the acquisitions and dispositions of the indicated entities which were pending at March 31, 1998 and will be consummated prior to the consummation of the SFX Acquisition.


       COMPLETED TRANSACTIONS COMBINED

                                                           HISTORICAL
                                              HISTORICAL   COMMUNITY     HISTORICAL    HISTORICAL   HISTORICAL   HISTORICAL
                                              OSBORN(1)    PACIFIC(2)   BENCHMARK(3)   MADISON(4)   AMERON(5)    PATTERSON
                                              ----------   ----------   ------------   ----------   ----------   ----------
Net revenue.................................    $3,577       $1,681       $ 6,444        $2,028       $1,856      $10,727
Station operating expenses..................     2,937        1,311         5,338         1,246        1,616        8,552
Depreciation and amortization...............       418          350         1,336           376          167        1,162
Corporate expenses..........................       268          197           265            47           --        1,151
                                                ------       ------       -------        ------       ------      -------
  Operating income (loss)...................       (46)        (177)         (495)          359           73         (138)
Interest expense............................       385          238           937           348          218        1,716
Gain (loss) on sale of assets...............     5,348           --            --            --           --           --
Increase in fair value of redeemable
  warrants..................................        --           --            --            --           --       (5,882)
Other (income) expense......................      (212)           2           (61)           --            5           (3)
                                                ------       ------       -------        ------       ------      -------
  Income (loss) before provision for income
    taxes...................................     5,129         (417)       (1,371)           11         (150)      (7,733)
Provision (benefit) for income taxes........        32           --            --            --           --       (2,861)
                                                ------       ------       -------        ------       ------      -------
  Net income (loss) from continuing
    operations..............................    $5,097       $ (417)      $(1,371)       $   11       $ (150)     $(4,872)
                                                ======       ======       =======        ======       ======      =======

                                                ADJUSTMENTS        OTHER
                                                    FOR          COMPLETED      COMPLETED
                                                HISTORICAL      TRANSACTIONS   TRANSACTIONS
                                              TRANSACTIONS(6)   COMBINED(7)      COMBINED
                                              ---------------   ------------   ------------
Net revenue.................................      $2,117          $ 7,000        $ 35,430
Station operating expenses..................       1,601            7,523          30,124
Depreciation and amortization...............          --              162           3,971
Corporate expenses..........................          --               19           1,947
                                                  ------          -------        --------
  Operating income (loss)...................         516             (704)           (612)
Interest expense............................          --              305           4,147
Gain (loss) on sale of assets...............          --                8           5,356
Increase in fair value of redeemable
  warrants..................................          --               --          (5,882)
Other (income) expense......................          --               (9)           (278)
                                                  ------          -------        --------
  Income (loss) before provision for income
    taxes...................................         516             (992)         (5,007)
Provision (benefit) for income taxes........          --               40          (2,789)
                                                  ------          -------        --------
  Net income (loss) from continuing
    operations..............................      $  516          $(1,032)       $ (2,218)
                                                  ======          =======        ========

---------------

      (1) The column represents the consolidated results of operations of Osborn from January 1, 1997 through February 20, 1997, the date of the Osborn Acquisition.

      (2) The column represents the results of operations of Community Pacific from January 1, 1997 through March 31, 1997, prior to the date of the Community Pacific Acquisition.

      (3) The column represents the combined results of operations of Benchmark from January 1, 1997 through March 31, 1997, prior to the date of the Benchmark Acquisition.

      (4) The column represents the results of operations of Madison from January 2, 1997 through March 31, 1997, prior to the date of the Madison Acquisition.

      (5) The column represents the results of operations of Ameron from January 1, 1997 through March 31, 1997, prior to the date of the Ameron Acquisition.

      (6) The adjustments give effect to the historical operating results and/or LMA or JSA expense and/or revenue of the following stations which were acquired or sold prior to December 31, 1997: WYNU-FM, WTXT-FM, WSCQ-FM, WZHT-FM, WMCZ-FM, KTRA-FM, KCQL-AM, KDAG-FM, KKFG-FM, WMEZ-FM, KRDU-AM, KJOI-FM and WQFN-FM.

      (7) The column represents the historical results of operations for the following transactions which will be consummated prior to the consummation of the SFX Acquisition: (i) the Knight, Quass, COMCO, Osborn Tuscaloosa, Osborn Huntsville, Space Coast, WRIS, Cavalier, Griffith, Emerald City, American General, Booneville, KJEM, McForhun, Livingston, KLAW, Grant, East Penn, KOSO, Commonwealth, KDOS, Prophet Systems and the Reynolds Acquisitions,(ii) Americom Acquisition, (iii) Americom Disposition and (iv) Wilmington, Osborn Ft. Myers, Bryan, Allentown, Jackson, Westchester, Dayton, Salisbury-Ocean City (this disposition actually will be consummated shortly after the consummation of the SFX Acquisition) and KASH Dispositions.

                             (DOLLARS IN THOUSANDS)


(N) The column represents the combined income statements for the three months ended March 31, 1997 of the transactions which (i) SFX completed prior to March 31, 1998, (ii) were pending at March 31, 1998 and have been consummated by SFX prior to the consummation of the SFX Acquisition and
    (iii) were pending at March 31, 1998 and will close subsequent to the consummation of the SFX Acquisition in connection with the SFX Transactions.


SFX TRANSACTIONS COMBINED


                                                              SFX            SFX
                                                           HISTORICAL      PENDING                           SFX
                                           HISTORICAL     TRANSACTIONS   TRANSACTIONS     CHANCELLOR     TRANSACTIONS
                                             SFX(1)       COMBINED(2)    COMBINED(3)    EXCHANGE(4)(5)     COMBINED
                                          -------------   ------------   ------------   --------------   ------------
Net revenue.............................    $  44,991       $ 8,401        $(7,927)        $12,356         $57,821
Station operating expenses..............       29,916         6,488         (4,411)             --          31,993
Depreciation and amortization...........        7,485           204         (1,061)             --           6,628
Corporate expenses......................        1,035            --             --              --           1,035
Non-cash compensation expense...........          156            --             --              --             156
Other operating expenses................           --            --             --              --              --
                                            ---------       -------        -------         -------         -------
     Operating income (loss)............        6,399         1,709         (2,455)         12,356          18,009
Interest expense........................       12,712            --         (3,210)             --           9,502
Other (income) expense..................       (1,654)          246             21              --          (1,387)
                                            ---------       -------        -------         -------         -------
     Income (loss) before provision for
       income taxes.....................       (4,659)        1,463            734          12,356           9,894
Provision for income taxes..............          285            --             --              --             285
                                            ---------       -------        -------         -------         -------
     Income (loss) from continuing
       operations.......................       (4,944)        1,463            734          12,356           9,609
                                            ---------       -------        -------         -------         -------
Redeemable preferred stock dividends and
  accretion.............................        7,952            --             --              --           7,952
                                            ---------       -------        -------         -------         -------
     Net income (loss) from continuing
       operations applicable to common
       stock............................    $ (12,896)      $ 1,463        $   734         $12,356         $ 1,657
                                            =========       =======        =======         =======         =======


---------------

(1) Excludes the results of operations of SFX Entertainment which were classified as income from operations to be distributed to shareholders, net of taxes in the historical financial statements of SFX. SFX Entertainment was distributed to certain of the SFX stockholders in the Spin-Off, which was consummated in April 1998. Consequently, SFX Entertainment will not be acquired by the Company in the SFX Transactions.

(2) The adjustments represent the combined historical results of operations of the following station acquisitions and dispositions completed by SFX prior to the consummation of the SFX Acquisition: WPYX-FM, WHFS-FM, KTXQ-FM, KRRW-FM, WRFX-FM, WWYZ-FM, WISN-AM, WLTQ-FM, WVGO-FM, WLEE-FM, WKHK-FM, WBZU-FM, WFBQ-FM, WRZX-FM and WNDE-AM.

(3) The adjustments reflect the combined historical operating results of (i) the following pending acquisitions, dispositions and LMAs in connection with the SFX Transactions: Nashville, Austin, Jacksonville, Greenville, Upper Fairfield, Daytona Beach-WGNE, Houston-KODA, Long Island, Houston-KKPN, and the stations included in the Chancellor Exchange Agreement and (ii) stations WJDX-FM and WTAE-AM, which the Company will sell after the consummation of the SFX Acquisition to comply with the SFX Consent Decree.

(4) The adjustment represents the LMA revenue attributable to the ten SFX stations to be sold to Chancellor Media in connection with the Chancellor Exchange Agreement. Chancellor Media will provide services to ten SFX stations in the Dallas, Houston, San Diego and Pittsburgh markets under separate LMAs until such stations are exchanged. See "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."


(5) The historical interest expense, depreciation and amortization of the stations to be sold to Chancellor Media pursuant to the Chancellor Exchange Agreement have been eliminated from the pro forma financial statements as described in footnote 3, above. In accordance with the Company's policy, since the Company's ownership costs, comprised of interest expense, depreciation and amortization, exceed the LMA revenue for these stations, the entire LMA fee described by footnote 4 above, has been recognized. This column does not give effect to pro forma interest expense, depreciation and amortization as a result of the foregoing transactions. Note B to the pro forma financial statements describes the aggregate adjustment to depreciation and amortization based upon the purchase accounting for the SFX Transactions and includes depreciation and amortization related to the stations included in the Chancellor Exchange. Note J to the pro forma financial statements describes the aggregate adjustment to interest expense based upon the financing of the SFX Transactions and includes interest expense related to the stations included in the Chancellor Exchange.

                             (DOLLARS IN THOUSANDS)


(O) The schedule below gives effect to the following for the period from January 1, 1998 through March 31, 1998: (i) acquisitions by the Company completed prior to March 31, 1998; (ii) the historical acquisitions and dispositions of the indicated entities consummated prior to March 31, 1998; and (iii) the acquisitions and dispositions of the indicated entities which were pending at March 31, 1998 and will be consummated prior to the consummation of the SFX Acquisition.


         COMPLETED TRANSACTIONS COMBINED

                                                                              OTHER
                                                                            COMPLETED      COMPLETED
                                                             HISTORICAL    TRANSACTIONS   TRANSACTIONS
                                                            PATTERSON(1)   COMBINED(2)      COMBINED
                                                            ------------   ------------   ------------
         Net revenue......................................    $ 3,503        $   198        $ 3,701
         Station operating expenses.......................      2,523             84          2,607
         Depreciation and amortization....................        497           (185)           312
         Corporate expenses...............................        171            (45)           126
                                                              -------        -------        -------
           Operating income (loss)........................        312            344            656
         Interest expense.................................        645              3            648
         Other (income) expense...........................      3,163            (37)         3,126
                                                              -------        -------        -------
           Net income (loss) from continuing operations...    $(3,496)       $   378        $(3,118)
                                                              =======        =======        =======

---------------

         (1) The column represents the results of operations of Patterson from January 1, 1998 through January 29, 1998, the date of the Patterson Acquisition.

         (2) The column represents the historical results of operations for the following transactions which will be consummated prior to the consummation of the SFX Acquisition: (i) the Quass, Commonwealth, KDOS, Prophet Systems and the Reynolds Acquisitions, (ii) Americom Disposition and (iii) Allentown, Jackson, Westchester, Dayton and Salisbury-Ocean City (this disposition actually will be consummated shortly after the consummation of the SFX Acquisition) Dispositions.

                             (DOLLARS IN THOUSANDS)


(P) The column represents the combined income statements for the three months ended March 31, 1998 of the transactions which (i) SFX completed during the period, (ii) were pending at March 31, 1998 and have been consummated by SFX prior to the consummation of the SFX Acquisition and (iii) were pending at March 31, 1998 and will close subsequent to the consummation of the SFX Acquisition in connection with the SFX Transactions.


         SFX TRANSACTIONS COMBINED


                                                                    SFX
                                                                  PENDING                           SFX
                                                   HISTORICAL   TRANSACTIONS     CHANCELLOR     TRANSACTIONS
                                                     SFX(1)     COMBINED(2)    EXCHANGE(3)(4)     COMBINED
                                                   ----------   ------------   --------------   ------------
         Net revenue.............................   $ 65,751      $(19,408)       $12,356         $ 58,699
         Station operating expenses..............     44,636       (14,376)            --           30,260
         Depreciation and amortization...........     10,653        (2,284)            --            8,369
         Corporate expenses......................      1,569            --             --            1,569
         Non-cash compensation expense...........        138            --             --              138
         Other operating expenses................     24,974            --             --           24,974
                                                    --------      --------        -------         --------
              Operating income (loss)............    (16,219)       (2,748)        12,356           (6,611)
         Interest expense........................     19,190            (4)            --           19,186
         Other (income) expense..................       (202)         (126)            --             (328)
                                                    --------      --------        -------         --------
              Income (loss) before provision for
                income taxes.....................    (35,207)       (2,618)        12,356          (25,469)
         Provision for income taxes..............        210            --             --              210
                                                    --------      --------        -------         --------
              Income (loss) from continuing
                operations.......................    (35,417)       (2,618)        12,356          (25,679)
         Redeemable preferred stock dividends and
           accretion.............................     10,350            --             --           10,350
                                                    --------      --------        -------         --------
              Net income (loss) from continuing
                operations applicable to common
                stock............................   $(45,767)     $ (2,618)       $12,356         $(36,029)
                                                    ========      ========        =======         ========


---------------

         (1) Excludes the results of operations of SFX Entertainment which were classified as income from operations to be distributed to shareholders, net of taxes in the historical financial statements of SFX. SFX Entertainment was distributed to certain of the SFX stockholders in the Spin-Off which was consummated in April 1998. Consequently, SFX Entertainment will not be acquired by the Company in the SFX Transactions.

         (2) The adjustments reflect the combined historical operating results of (i) the following pending acquisitions, dispositions and LMAs in connection with the SFX Transactions: Nashville, Austin, Jacksonville, Greenville, Upper Fairfield, Daytona Beach-WGNE, Houston-KODA, Long Island, Houston-KKPN and the stations included in the Chancellor Exchange Agreement and (ii) stations WJDX-FM and WTAE-AM, which the Company will sell after the consummation of the SFX Acquisition to comply with the SFX Consent Decree.

         (3) The adjustment represents the LMA revenue attributable to the ten SFX stations to be sold to Chancellor Media in connection with the Chancellor Exchange Agreement. Chancellor Media will provide services to ten SFX stations in the Dallas, Houston, San Diego and Pittsburgh markets under separate LMAs until such stations are exchanged. See "Certain Relationships and Related
             Transactions -- Chancellor Exchange Agreement."


         (4) The historical interest expense, depreciation and amortization of the stations to be sold to Chancellor Media pursuant to the Chancellor Exchange Agreement have been eliminated from the pro forma financial statements as described in footnote 3, above. In accordance with the Company's policy, since the Company's ownership costs, comprised of interest expense, depreciation and amortization, exceed the LMA revenue for these stations, the entire LMA fee described by footnote 4 above, has been recognized. This column does not give effect to pro forma interest expense, depreciation and amortization as a result of the foregoing transactions. Note B to the pro forma financial statements describes the aggregate adjustment to depreciation and amortization based upon the purchase accounting for the SFX Transactions and includes depreciation and amortization related to the stations included in the Chancellor Exchange. Note J to the pro forma financial statements describes the aggregate adjustment to interest expense based upon the financing of the SFX Transactions and includes interest expense related to the stations included in the Chancellor Exchange.



(Q) The column represents the combined balance sheets as of March 31, 1998 of the acquisitions and dispositions of the Company which will be consummated subsequent to March 31, 1998, but prior to the date of the consummation of the SFX Acquisition, including: Grant Acquisition, KOSO Acquisition, KDOS Acquisition, Prophet Systems Acquisition, Americom Acquisition, Westchester Disposition, Americom Disposition and Salisbury-Ocean City Disposition (this disposition actually will be consummated shortly after the consummation of the SFX Acquisition).

                             (DOLLARS IN THOUSANDS)


(R) The adjustments reflect the allocation of the purchase prices, net of the proceeds from the stations disposed of in connection with the Completed Transactions, of the Completed Transactions, to the assets acquired and liabilities assumed resulting in adjustments to property and equipment and FCC licenses to their estimated fair values and the recording of goodwill associated with the acquisitions as follows:



                                                      ALLOCATION OF        CARRYING
                                                  PURCHASE PRICES(1)(2)     VALUE      ADJUSTMENTS
                                                  ---------------------    --------    -----------
   Cash and cash equivalents....................         $    --           $  1,664      $(1,664)
   Accounts receivable, net.....................             380              3,553       (3,173)
   Prepaid expenses and other...................              --              3,433       (3,433)
   Property and equipment, net..................           4,785             (1,123)       5,908
   Intangible and other assets, net.............          14,907            (12,073)      26,980
   Accounts payable and other accrued
     expenses...................................              --             (1,395)      (1,395)
                                                         -------
        Total purchase prices...................         $20,072
                                                         =======


---------------

      (1) Included in the allocation of purchase prices to the intangibles and other assets acquired, approximately $12,671 relates to FCC licenses and $2,236 relates to goodwill.


      (2) The significant components of the Company's deferred tax assets and liabilities on a pro forma basis after giving effect to the Completed Transactions as of March 31, 1998 are as follows:



   Deferred tax liabilities:
     Property and equipment basis differences and related
       depreciation............................................  $  2,094
     FCC licenses and other intangible asset basis differences
       and related amortization................................   289,875
                                                                 --------
           Total deferred tax liabilities......................   283,319
   Deferred tax assets:
     Miscellaneous.............................................     4,307
     Unamortized discount of long-term debt....................    10,589
     Net operating loss carryforwards..........................    42,660
                                                                 --------
           Total deferred tax assets...........................    57,556
     Valuation allowance for deferred tax assets...............        --
                                                                 --------
           Net deferred tax asset..............................    57,556
                                                                 --------
           Net deferred tax liability..........................  $234,413
                                                                 ========



(S) Adjustments represent available cash which will be used in connection with the SFX Transactions.



(T) The adjustment represents the loan receivable due to the Company issued in connection with the Westchester Disposition of $10,500.



(U) The adjustments reflect (i) the completion of the April 1998 tender offer of the 13 1/4% Capstar Notes of $80,964, including accrued interest of $2,740, and (ii) the elimination of the historical debt of the stations acquired in the Completed Transactions of $7,809, including the current portion of $2,793.



(V) The adjustment reflects the extraordinary charge on the early extinguishment of debt of $4,689, net of tax benefit of $2,107, related to the purchase of the 13 1/4% Capstar Notes in the period the refinancing occurred. See "Management's Discussion and Analysis -- Liquidity and Capital Resources."



(W) The adjustments reflect (i) the net effect of the elimination of the historical deficit of $13,750 of the Completed Transactions, based on the purchase method of accounting, (ii) an equity investment in April 1998 by Hicks Muse of $50,000, (iii) equity investments by Capstar BT Partners, L.P. in April 1998 and Gerry House of $26,674 and $500, respectively, and
     (iv) Common Stock to be issued sometime after the Offering in connection with the Prophet Systems Acquisition valued at $10,000 (based upon the issuance of 285,714 shares of Class A Common Stock with a deemed value of $35.00 per share).


\

                             (DOLLARS IN THOUSANDS)


(X) The column represents the combined balance sheets as of March 31, 1998 of SFX and the acquisitions and dispositions which will be completed in connection with the SFX Transactions.


       SFX TRANSACTIONS COMBINED


                                                                   SFX             SFX
                                                HISTORICAL       PENDING       TRANSACTIONS
                                                  SFX(1)     TRANSACTIONS(2)     COMBINED
                                                ----------   ---------------   ------------
   ASSETS
   Current assets:
     Cash and cash equivalents................  $   38,464      $      68       $   38,532
     Accounts receivable, net.................      64,447          1,228           65,675
     Prepaid expenses and other...............     167,437             74          167,511
                                                ----------      ---------       ----------
             Total current assets.............     270,348          1,370          271,718
   Property and equipment, net................      75,296         (7,515)          67,781
   Intangible and other assets, net(3)........   1,048,251       (116,715)         931,536
                                                ----------      ---------       ----------
             Total assets.....................  $1,393,895      $(122,860)      $1,271,035
                                                ==========      =========       ==========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Accounts payable and other accrued
        expenses..............................  $  179,261      $     545       $  179,806
     Current portion of long-term debt........         617             --              617
                                                ----------      ---------       ----------
             Total current liabilities........     179,878            545          180,423
   Long-term debt, less current portion.......     763,985             --          763,985
   Other long-term liabilities................      77,781             --           77,781
                                                ----------      ---------       ----------
             Total liabilities................   1,021,644            545        1,022,189
   Redeemable preferred stock.................     376,615             --          376,615
   Minority interest..........................      56,200             --           56,200
   Stockholders' deficit......................     (60,564)      (123,405)        (183,969)
                                                ----------      ---------       ----------
             Total liabilities and
               stockholders' equity...........  $1,393,895      $(122,860)      $1,271,035
                                                ==========      =========       ==========


---------------


(1) In connection with the SFX Transaction, a portion of the 10 3/4% SFX Notes and the 11 3/8% SFX Notes will remain outstanding. Neither the Company, nor any of its subsidiaries, excluding SFX and its subsidiaries, will guarantee the aforementioned notes.



(2) The column reflects the combined balance sheets of (i) the following entities to be acquired or sold in connection with the SFX Transactions:
     Nashville, Austin, Jacksonville, Greenville, Upper Fairfield, Daytona Beach-WGNE, Houston-KODA, Long Island and Houston-KKPN and (ii) stations WJDX-FM and WTAE-AM, which the Company will sell after the consummation of the SFX Acquisition to comply with the SFX Consent Decree.



(3) Historical intangible and other assets, net includes the $11,454 of net assets of SFX Entertainment which were classified in the historical financial statements of SFX as net assets to be distributed to shareholders. These assets were distributed in the Spin-Off in April of 1998 and no value has been assigned to the SFX Entertainment assets in the purchase accounting for the SFX Transactions described in pro forma note Y.

                             (DOLLARS IN THOUSANDS)


(Y) The adjustment reflects (i) the increase of $31,820 in carrying value of the 10 3/4% SFX Notes to their estimated fair value of $327,820, (ii) the increase of $10,266 in carrying value of the 12 5/8% SFX Preferred Stock to their estimated fair value of $125,469, and (iii) the allocation of the purchase prices, net of the proceeds from the stations disposed of in connection with the SFX Transactions, of the SFX Transactions to the assets acquired and liabilities assumed resulting in adjustments to property and equipment and FCC licenses to their estimated fair values and the recording of goodwill associated with the acquisitions as follows:



                                                       ALLOCATION OF       CARRYING
                                                   PURCHASE PRICES(1)(2)     VALUE     ADJUSTMENTS
                                                   ---------------------   ---------   -----------
    Cash and cash equivalents....................       $   38,464         $  38,532   $      (68)
    Accounts receivable, net.....................           64,447            65,675       (1,228)
    Prepaid expenses and other...................          129,169           167,511      (38,342)
    Property and equipment, net..................           88,298            67,781       20,517
    Intangible and other assets, net(3)..........        2,546,351           931,536    1,614,815
    Accounts payable and other accrued
      expenses...................................         (179,261)         (179,806)        (545)
    Other long-term liabilities..................         (522,797)          (77,781)     445,016
    Minority interest............................               --           (56,200)     (56,200)
                                                        ----------
              Total purchase prices..............       $2,164,671
                                                        ==========


     --------------------


      (1) Of the allocation of purchase prices to the intangibles and other assets acquired, approximately $1,877,872 relates to FCC licenses and $668,479 relates to goodwill. In connection with the allocation of $1,877,872 to FCC licenses, the Company recorded an additional deferred tax liability of $445,016 to other long-term liabilities.



      (2) The significant components of the Company's deferred tax assets and liabilities on a pro forma basis after giving effect to the SFX Transactions as of March 31, 1998 are as follows:



   Deferred tax liabilities:
     Property and equipment basis differences and related
       depreciation............................................  $ 10,369
     FCC licenses and other intangible asset basis differences
       and related amortization................................   764,213
                                                                 --------
           Total deferred tax liabilities......................   744,055
   Deferred tax assets:
     Miscellaneous.............................................    17,939
     Unamortized discount of long-term debt....................    10,589
     Net operating loss carryforwards..........................    66,625
                                                                 --------
           Total deferred tax assets...........................    95,153
     Valuation allowance for deferred tax assets...............        --
                                                                 --------
           Net deferred tax asset..............................    95,153
                                                                 --------
           Net deferred tax liability..........................  $679,429
                                                                 ========



      (3) In connection with the SFX Transactions, no value has been assigned to the net assets of SFX Entertainment which were distributed to certain of the SFX stockholders in the Spin-Off in April of 1998. Prior to the SFX Transactions, the net assets of SFX Entertainment of $11,454 were classified in the historical financial statements of SFX as net assets to be distributed to shareholders. This amount is included in intangible and other assets, net in the table above.



(Z) The adjustment represents the loan receivable due to the Company issued in connection with the Upper Fairfield Disposition of $4,500.



(AA) The adjustment represents the estimated deferred financing costs of $9,750 incurred in connection with the Capstar Credit Facility.



(BB) The adjustments reflect (i) the redemption of $154,000 aggregate principal amount of the 10 3/4% SFX Notes and the payment of related accrued interest of $6,208 and (ii) the repayment of borrowings under the SFX Credit Facility of $313,000. A portion of the 10 3/4% SFX Notes and the
      11 3/8% SFX Notes will remain outstanding. Neither the Company, nor any of its subsidiaries, excluding SFX and its subsidiaries, will guarantee the aforementioned notes.

                             (DOLLARS IN THOUSANDS)


(CC) The adjustments reflect (i) borrowings of $135,000 under the Chancellor Note and (ii) borrowings of $811,371 under the Capstar Credit Facility with a weighted average annual interest rate of 9 3/4%.



(DD) The adjustment reflects (i) the purchase and cancellation of SFX's Series B Redeemable Preferred Stock, Series C Redeemable Preferred Stock, and Series D Cumulative Convertible Exchangeable Preferred Stock with a carrying value of $146,209 in connection with the SFX Acquisition and (ii) the redemption of the 12 5/8% SFX Preferred Stock with a carrying value of $115,203 in connection with the Financing.



(EE) The adjustment reflects the net effect of the elimination of the historical deficit of $183,969 of the SFX Transactions based on the purchase method of accounting.



(FF) The adjustment reflects proceeds of $567,927 from the Offering, net of estimated fees and expenses.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following financial information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Business," the Consolidated Financial Statements of the Company and the related notes thereto, included elsewhere in this Prospectus.

    In July 1997, the Company and GulfStar merged in a transaction between entities under common control which was accounted for in a manner similar to a pooling of interests. The table below presents only the financial data of GulfStar from January 1, 1993 through October 16, 1996, the date the Company commenced operations. Subsequent to October 16, 1996, the historical financial data of the Company and GulfStar have been combined.

    The financial results of Commodore, the Company's predecessor, are included on the following page and are presented through October 16, 1996, the data of its acquisition by the Company.

    The operating and other data in the following table have been derived from audited financial statements of the Company for the years ended December 31, 1997, 1996 and 1995 and from unaudited financial statements of the Company for the three months ended March 31, 1998 and 1997, all of which are included elsewhere in this Prospectus, and from audited financial statements for the years ended December 31, 1994 and 1993. The selected balance sheet data in the following table have been derived from audited financial statements of the Company as of December 31, 1997 and 1996 and from unaudited financial statements of the Company as of March 31, 1998 and 1997 all of which are included elsewhere in this Prospectus, and from audited financial statements of the Company as of December 31, 1995, 1994 and 1993.

    In management's opinion, the unaudited financial statements from which such data have been derived include all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly, in all material respects, the results of operations and financial condition of the Company as of and for the periods presented.

THE COMPANY

                                                                                                    THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                             MARCH 31,
                                   -----------------------------------------------------------   -------------------------
                                    1993       1994         1995         1996         1997          1997          1998
                                   ------   ----------   ----------   ----------   -----------   -----------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Net revenue....................  $4,002   $    9,834   $   15,797   $   42,866   $   175,445   $    25,102   $    64,075
  Station operating expenses.....   2,818        6,662       11,737       30,481       122,135        18,304        47,760
  Depreciation and
    amortization.................     307          712        1,134        4,141        26,415         3,725        11,032
  Corporate expenses.............     158          339          513        2,523        14,221         1,942         3,757
  LMA fees.......................      23          330          341          834         2,519           683         1,871
  Non-cash compensation
    expense(1)...................      --           --           --        6,176        10,575         2,469        15,793
  Operating income (loss)........     696        1,791        2,072       (1,289)         (420)       (2,021)      (16,138)
  Interest expense...............     315          635        3,737        8,907        47,012         7,955        15,897
  Net income (loss)..............     319          645        1,570      (11,957)      (45,740)       (8,203)      (29,805)
  Net income (loss) attributable
    to common stock..............     319          645        1,562      (13,307)      (52,811)       (8,997)      (29,805)
  Basic and diluted loss per
    common share(2)..............  $   --   $     0.11   $     0.25   $    (1.50)  $     (2.07)  $     (0.47)  $     (0.65)
  Weighted average common shares
    outstanding(2)...............      --    5,940,000    6,286,248    8,880,488    25,455,211    19,288,014    46,130,912
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Cash and cash equivalents......  $  286   $      913   $      220   $    9,821   $    70,059   $    19,003   $   216,374
  Intangible and other assets,
    net..........................   5,019       15,094       39,003      344,524       900,045       508,602     1,202,002
  Total assets...................   8,424       20,991       49,000      402,632     1,121,456       627,044     1,612,601
  Long-term debt, including
    current portion..............   7,448       18,719       37,427      191,170       594,572       312,515       459,725
  Redeemable preferred stock.....      --           --          758       23,098       101,493        23,081       104,545
  Total stockholders' equity.....     323          970        2,563       93,736       232,085       144,452       775,782
OTHER DATA:
  Broadcast cash flow(3).........  $1,184   $    3,172   $    4,060   $   12,385   $    53,310   $     6,798   $    16,315
  Broadcast cash flow margin.....    29.6%        32.3%        25.7%        28.9%         30.4%         27.1%         25.5%
  EBITDA (before non-cash
    compensation expense and LMA
    fees)(4).....................  $1,026   $    2,833   $    3,547   $    9,862   $    39,089   $     4,856   $    12,558
  Cash flows related to:
    Operating activities.........     411        1,833        1,259       (2,339)        6,699           507        (1,029)
    Investing activities.........    (324)     (11,531)     (19,648)    (155,579)     (487,002)     (147,677)     (267,709)
    Financing activities.........     180       10,325       17,696      167,519       540,541       156,352       415,053
  Capital expenditures...........     300        1,192          495        2,478        10,020         1,679         4,162

---------------
(1) Consists of non-cash compensation charges resulting from the grant of warrants and stock subscriptions.
(2) Reflects the effect of the one for ten reverse stock split.
(3) Broadcast cash flow consists of operating income before depreciation, amortization, corporate expenses, LMA fees and non-cash compensation expense. Although broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As broadcast cash flow is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies. See "Glossary of Certain Terms."
(4) EBITDA (before non-cash compensation expense and LMA fees) consists of operating income before depreciation, amortization, LMA fees and non-cash compensation expense. Although EBITDA (before non-cash compensation expense and LMA fees) is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA (before non-cash compensation expense and LMA fees) is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies. See "Glossary of Certain Terms."

COMMODORE

     The operating and other data in the following table have been derived from audited consolidated statements of operations and cash flows of Commodore, the Company's predecessor, for the period January 1, 1996 through October 16, 1996 and for the year ended December 31, 1995, included elsewhere in this Prospectus, and from audited financial statements for the years ended December 31, 1994, 1993 and 1992. The selected balance sheet data in the following table have been derived from audited financial statements of Commodore as of December 31, 1995, 1994, 1993 and 1992.

                                                      YEARS ENDED DECEMBER 31,              JANUARY 1, 1996-
                                            --------------------------------------------      OCTOBER 16,
                                              1992        1993        1994        1995          1996(1)
                                            --------    --------    --------    --------    ----------------
                                                                 (DOLLARS IN THOUSANDS)
OPERATING DATA:
  Net revenue.............................  $ 17,961    $ 19,798    $ 26,225    $ 30,795        $ 31,957
  Station operating expenses..............    12,713      13,509      16,483      19,033          21,291
  Depreciation and amortization...........     1,676       1,129       2,145       1,926           2,158
  Corporate expenses......................     1,602       2,531       2,110       2,051           1,757
  Other operating expenses(2).............        --       1,496       2,180       2,007          13,834
  Operating income (loss).................     1,970       1,133       3,307       5,778          (7,083)
  Interest expense........................     4,614       4,366       3,152       7,806           8,861
  Net income (loss).......................    (2,580)     (3,782)       (527)     (2,240)        (17,836)
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents...............  $  1,045    $    887    $  2,042    $ 10,891
  Intangible and other assets, net........    13,819      22,419      21,096      27,422
  Total assets............................    27,508      36,192      36,283      52,811
  Long-term debt, including current
    portion...............................    51,934      41,773      36,962      66,261
  Redeemable preferred stock..............     5,800          10       8,414          --
  Total stockholders' deficit.............   (28,766)     (8,097)    (18,038)    (18,555)
OTHER DATA:
  Broadcast cash flow(3)..................  $  5,248    $  6,289    $  9,742    $ 11,762        $ 10,666
  Broadcast cash flow margin..............      29.2%       31.8%       37.1%       38.2%           33.4%
  EBITDA (before non-cash compensation
    expense and LMA fees)(4)..............  $  3,646    $  3,758    $  7,632    $  9,711        $  8,909
  Cash flows related to:
    Operating activities..................      (406)        477       4,061       1,245           1,990
    Investing activities..................      (458)    (10,013)        (50)     (4,408)        (34,358)
    Financing activities..................       951       9,377      (2,855)     12,013          26,724
  Capital expenditures....................       371         333         623         321             449

---------------
(1) The historical financial data set forth includes the results of operations from January 1, 1996 through October 16, 1996, the date of the Commodore Acquisition.

(2) Other operating expenses consist of separation compensation in 1993 and long-term incentive compensation under restructured employment agreements with Commodore's former President and Chief Executive Officer and its former Chief Operating Officer in 1995 and 1994. In 1996, it consists of merger related compensation charges in connection with the Commodore Acquisition. Such expenses are non-cash and/or are not expected to recur.

(3) Broadcast cash flow consists of operating income before depreciation, amortization, corporate expenses, LMA fees and non-cash compensation expense. Although broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As broadcast cash flow is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies. See "Glossary of Certain Terms."

(4) EBITDA (before non-cash compensation expense and LMA fees) consists of operating income before depreciation, amortization, LMA fees and non-cash compensation expense. Although EBITDA (before non-cash compensation expense and LMA fees) is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA (before non-cash compensation expense and LMA fees) is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies. See "Glossary of Certain Terms."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto of the Company included elsewhere in this Prospectus. Periodically, the Company may make statements about trends, future plans and the Company's prospects. Actual results may differ materially from those described in such forward looking statements based on the risks and uncertainties facing the Company, including but not limited to, the following: business conditions and growth in the radio broadcasting industry and the general economy; competitive factors; changes in interest rates; the failure or inability to renew one or more of the Company's broadcasting licenses; and the factors described in "Risk Factors."

     A radio broadcast company's revenues are derived primarily from the sale of time to local and national advertisers. Those revenues are affected by the advertising rates that a radio station is able to charge and the number of advertisements that can be broadcast without jeopardizing listener levels (and resulting ratings). Advertising rates tend to be based upon demand for a station's advertising inventory and its ability to attract audiences in targeted demographic groups, as measured principally by Arbitron. Radio stations attempt to maximize revenues by adjusting advertising rates based upon local market conditions, controlling advertising inventory and creating demand and audience ratings.

     Seasonal revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures by local and national advertisers, with revenues typically being lowest in the first calendar quarter and highest in the second and fourth calendar quarters of each year. A radio station's operating results in any period also may be affected by the occurrence of advertising and promotional expenditures that do not produce commensurate revenues in the period in which the expenditures are made. Because Arbitron reports audience ratings on a quarterly basis, a radio station's ability to realize revenues as a result of increased advertising and promotional expenses and any resulting audience ratings improvements may be delayed for several months.

     The Company's results of operations from period to period have not historically been comparable because of the impact of the various acquisitions and dispositions that the Company has completed. For a description of the transactions completed by the Company, see "Capstar Broadcasting Partners, Inc. and Subsidiaries -- Notes to Consolidated Financial Statements -- Acquisitions and Dispositions of Broadcasting Properties" set forth in Part II.

     In the Pending Acquisitions, the Company has agreed to purchase 25 radio stations serving ten mid-sized markets. The Company anticipates that it will consummate the Pending Acquisitions; however, the closing of each such acquisition is subject to various conditions, including FCC and other governmental approvals, which are beyond the Company's control, and the availability of financing to the Company on acceptable terms. No assurances can be given that regulatory approval will be received, that the Indentures, the Certificates of Designation, the Capstar Credit Facility, the Chancellor Note or any other loan agreements to which the Company will be a party will permit additional financing for the Pending Acquisitions or that such financing will be available to the Company on acceptable terms. See "Risk Factors -- Risks of Acquisition Strategy."

     In the following analysis, management discusses broadcast cash flow and EBITDA (before non-cash compensation expense and LMA fees). Broadcast cash flow consists of operating income before depreciation, amortization, corporate expenses, LMA fees and non-cash compensation expense. EBITDA (before non-cash compensation expense) consists of operating income before depreciation, amortization, LMA fees and non-cash compensation expense. Although broadcast cash flow and EBITDA (before non-cash compensation expense and LMA fees) are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), management believes that they are useful to an investor in evaluating the Company because they are measures widely used in the broadcast industry to evaluate a radio company's operating performance. However, broadcast cash flow and EBITDA (before non-cash compensation expense and LMA fees) should not be considered in isolation or as substitutes for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of liquidity or profitability. See "Glossary of Certain Terms."

  Results of Operations

     The following table presents summary historical financial data of the Company and should be read in conjunction with the consolidated financial statements of the Company and, in each case, the related notes included elsewhere in this Prospectus.


                                        YEAR ENDED DECEMBER 31,                        THREE MONTHS ENDED MARCH 31,
                        -------------------------------------------------------    -------------------------------------
                         1995       %        1996       %        1997       %        1997       %        1998       %
                        -------   -----    --------   -----    --------   -----    --------   -----    --------   ------
                                                             (DOLLARS IN THOUSANDS)
OPERATING DATA:
  Net revenue.........  $15,797   100.0%   $ 42,866   100.0%   $175,445   100.0%   $ 25,102   100.0%   $ 64,075   100.00%
  Station operating
    expenses..........   11,737    74.3      30,481    71.1     122,135    69.6      18,304    72.9      47,760     74.5
  Depreciation and
    amortization......    1,134     7.2       4,141     9.7      26,415    15.1       3,725    14.9      11,032     17.2
  Corporate
    expenses..........      513     3.2       2,523     5.9      14,221     8.1       1,942     7.7       3,757      5.9
  LMA fees............      341     2.2         834     1.9       2,519     1.4         683     2.7       1,871      2.9
  Non-cash
    compensation
    expense...........       --      --       6,176    14.4      10,575     6.0       2,469     9.8      15,793     24.7
  Operating income
    (loss)............    2,072    13.1      (1,289)   (3.0)       (420)   (0.2)     (2,021)   (8.0)    (16,138)   (25.2)
  Interest expense....    3,737    23.7       8,907    20.8      47,012    26.8       7,955    31.7      15,897     24.8
  Net income (loss)...    1,570     9.9     (11,957)  (27.9)    (45,740)  (26.1)     (8,203)  (32.7)    (29,805)   (46.5)
OTHER DATA:
  Broadcast cash
    flow..............  $ 4,060    25.7%   $ 12,385    28.9%   $ 53,310    30.4%   $  6,798    27.1%   $ 16,315     25.5%
  EBITDA (before non-
    cash compensation
    expense and LMA
    fees).............    3,547    22.5       9,862    23.0      39,089    22.3       4,856    19.3      12,558     19.6


THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997


     Net Revenue. Net revenue increased $39.0 million or 155.3% to $64.1 million in the three months ended March 31, 1998 from $25.1 million in the three months ended March 31, 1997. This increase was attributable primarily to the acquisition of radio stations and revenue generated from JSAs and LMAs entered into during 1997 and 1998. On a same station basis, for stations owned or operated as of March 31, 1998, net revenue increased $3.7 million or 5.8% to $67.7 million in the three months ended March 31, 1998 from $64.0 million in the three months ended March 31, 1997. This increase was primarily attributable to growth in the sale of time to local and national advertisers.



     Station Operating Expenses. Station operating expenses increased $29.5 million or 160.9% to $47.8 million in the three months ended March 31, 1998 from $18.3 million in the three months ended March 31, 1997. The increase was attributable to the station operating expenses of the radio station acquisitions and JSAs and LMAs entered into during 1997 and 1998. On a same station basis, for stations owned or operated as of March 31, 1998, operating expenses decreased $600,000 or 1.2% to $50.2 million in the three months ended March 31, 1998 from $50.8 million in the three months ended March 31, 1997 and, as a percent of revenue, on a same station basis, operating expenses declined from 79.4% for the three months ended March 31, 1997 to 74.1% for the three months ended March 31, 1998 as a result of (i) cost savings measures implemented by the Company in connection with its acquisitions and (ii) the spreading of fixed costs over a larger revenue base.


     Corporate Expenses. Corporate expenses increased approximately $1.9 million or 93.5% for the three months ended March 31, 1998 to $3.8 million from $1.9 million for the three months ended March 31, 1997 as a result of higher salary expense for additional staffing.

     Other Operating Expenses. Depreciation and amortization increased $7.3 million or 196.2% to $11.0 million for the three months ended March 31, 1998 from $3.7 million for the three months ended March 31, 1997, primarily due to radio station acquisitions consummated in 1997 and 1998. LMA fees increased

$1.2 million, or 173.9%, to $1.9 million for the three months ended March 31, 1998 from $700,000 for the three months ended March 31, 1998. Non-cash compensation expense related to certain warrants issued to the Company's Chief Executive Officer in 1996 and 1997 in connection with certain transactions and certain stock subscriptions increased $13.3 million or 539.7% to $15.8 million in the three months ended March 31, 1998 from $2.5 million in the three months ended March 31, 1997 due to the increase in the fair value of the Common Stock as determined based on the midpoint of the estimated offering range.

     Other Expenses (Income). Interest expense increased $7.9 million or 99.8% to $15.9 million in the three months ended March 31, 1998 from $8.0 million during the same period in 1997 primarily due to indebtedness incurred in connection with the Company's acquisitions. Other income, net, increased $200,000 to $300,000 in the three months ended March 31, 1998 from $100,000 in the same period in 1997. An extraordinary loss of $600,000 on extinguishment of debt was recorded in 1997, related to the write-off of deferred financing fees associated with the GulfStar credit facility, which was refinanced during the period.

     Net Loss. As a result of the factors described above and preferred stock dividends resulting from the 12% Capstar Partners Preferred Stock issued by Capstar Partners in June 1997, net loss increased $21.6 million in the three months ended March 31, 1998 to a net loss of $29.8 million from a net loss of $8.2 million in the three months ended March 31, 1997.


     Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow increased $9.5 million or 140.0% to $16.3 million in the three months ended March 31, 1998 from $6.8 million in the three months ended March 31, 1997. The broadcast cash flow margin was 25.5% in the three months ended March 31, 1998 as compared to 27.1% in the same period in 1997. The inclusion of broadcast cash flow from acquisitions and JSAs and LMAs accounted for $9.0 million of the increase. On a same station basis, for stations owned or operated as of March 31, 1998, broadcast cash flow increased $4.3 million or 32.8% to $17.5 million in the three months ended March 31, 1998 from $13.2 million in the three months ended March 31, 1997.


     EBITDA (before non-cash compensation expense and LMA fees). As a result of the factors described above, EBITDA (before non-cash compensation expense and LMA fees) increased $7.7 million or 158.6% to $12.6 million in the three months ended March 31, 1998 from $4.9 million in the three months ended March 31, 1997. EBITDA (before non-cash compensation expense and LMA fees) margin increased to 19.6% for the three months ended March 31, 1998 from 19.4% for the same three month period in 1997 as a result of lower corporate expenses as a percentage of net revenue as described above.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     Net Revenue. Net revenue increased $132.5 million or 309.3% to $175.4 million in the year ended December 31, 1997 from $42.9 million in the year ended December 31, 1996. This increase was attributable to the acquisition of radio stations and revenue generated from JSAs and LMAs entered into during the years ended December 31, 1997 and 1996. On a same station basis, for stations owned or operated as of December 31, 1997, net revenue increased $9.0 million or 4.2% to $223.5 million in the year ended December 31, 1997 from $214.5 million in the year ended December 31, 1996. This increase was primarily attributable to growth in the sale of time to local and national advertisers.



     Station Operating Expenses. Station operating expenses increased $91.6 million or 300.7% to $122.1 million in the year ended December 31, 1997 from $30.5 million in the year ended December 31, 1996. The increase was attributable to the station operating expenses of the radio station acquisitions and JSAs and LMAs entered into during the years ended December 31, 1997 and 1996. On a same station basis, for stations owned or operated as of December 31, 1997, operating expenses decreased $1.4 million or 0.9% to $157.6 million in the year ended December 31, 1997 from $159.0 million in the year ended December 31, 1996 and, as a percent of revenue, historical operating expenses declined from 71.1% in 1996 to 69.6% in 1997 as a result of (i) cost savings measures implemented by the Company in connection with its acquisitions and (ii) the spreading of fixed costs over a larger revenue base.

     Corporate Expenses. Corporate expenses increased $11.7 million or 463.7% during 1997 to $14.2 million from $2.5 million in 1996 as a result of higher salary expense for additional staffing.


     Other Operating Expenses. Depreciation and amortization increased $22.3 million or 537.9% to $26.4 million in 1997 from $4.1 million in 1996 primarily due to radio station acquisitions consummated in 1997 and 1996. LMA fees increased $1.7 million or 202.0%, to $2.5 million in the year ended December 31, 1997 from $800,000 in the year ended December 31, 1996. Non-cash compensation expense increased $4.4 million or 71.2% to $10.6 million in the year ended December 31, 1997 from $6.2 million in the year ended December 31, 1996 due to compensation charges in connection with certain warrants issued to the Company's Chief Executive Officer and certain stock subscriptions.


     Other Expenses (Income). Interest expense increased $38.1 million or 427.8% to $47.0 million in the year ended December 31, 1997 from $8.9 million during the same period in 1996 primarily due to indebtedness incurred in connection with the Company's acquisitions. Other expense, net, increased $3.8 million to $4.7 million in expense in the year ended December 31, 1997 from $900,000 in other income in the same period in 1996. The increase in other expense was primarily due to $3.5 million in transaction costs incurred as a result of the GulfStar Acquisition. An extraordinary loss of $2.4 million on extinguishment of debt was recorded in 1997, related to the write-off of deferred financing fees associated with the GulfStar credit facility, which was refinanced during the period.

     Net Loss. As a result of the factors described above and preferred stock dividends resulting from the 12% Capstar Partners Preferred Stock issued by Capstar Partners in June 1997, net loss increased $33.7 million in the year ended December 31, 1997 to a net loss of $45.7 million from a net loss of $12.0 million in the year ended December 31, 1996.


     Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow increased $40.9 million or 330.4% to $53.3 million in the year ended December 31, 1997 from $12.4 million in the year ended December 31, 1996. The broadcast cash flow margin was 30.4% in the year ended December 31, 1997 as compared to 28.9% in the same period in 1996. The inclusion of broadcast cash flow from acquisitions and JSAs and LMAs accounted for $40.1 million of the increase. On a same station basis, for stations owned or operated as of December 31, 1997, broadcast cash flow increased $10.4 million or 18.8% to $65.9 million in the year ended December 31, 1997 from $55.5 million in year ended December 31, 1996.


     EBITDA (before non-cash compensation expense and LMA fees). As a result of the factors described above, EBITDA (before non-cash compensation expense and LMA fees) increased $29.2 million or 296.4% to $39.1 million in the year ended December 31, 1997 from $9.9 million in the year ended December 31, 1996. The EBITDA (before non-cash compensation expense and LMA fees) margin decreased to 22.3% in 1997 from 23.0% in 1996 as a result of higher corporate expenses as described above.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     Net Revenue. Net revenue increased $27.1 million or 171.4% to $42.9 million in the year ended December 31, 1996 from $15.8 million in the year ended December 31, 1995. This increase was attributable to the acquisitions of radio stations and revenue generated from JSAs and LMAs entered into during the years ended December 31, 1996 and 1995. On a same station basis, for stations owned or operated as of December 31, 1996 net revenue increased $13.3 million or 17.7% to $88.8 million in the year ended December 31, 1996 from $75.5 million in the year ended December 31, 1995. The increase was primarily attributable to growth in the sale of time to local and national advertisers.


     Station Operating Expenses. Station operating expenses increased $18.8 million or 159.7% to $30.5 million in the year ended December 31, 1996 from $11.7 million in the year ended December 31, 1995. The increase was attributable to the station operating expenses of the radio station acquisitions and the JSAs and the LMAs entered into during the years ended December 31, 1996 and 1995, which contributed $20.8 million to the increase. On a same station basis, for stations owned or operated as of December 31, 1996, operating expenses increased $9.1 million or 16.8% to $63.4 million from $54.3 million in the year ended December 31, 1995. As a percent of revenue, historical operating expenses have declined from 74.3% in 1995 to 71.1% in 1996 as a result of (i) cost savings measures implemented by the Company in connection with its acquisitions and (ii) the spreading of fixed costs over a larger revenue base.

     Corporate Expenses. Corporate expenses increased $2.0 million or 391.8% to $2.5 million in the year ended December 31, 1996 from $500,000 in the same period in 1995 as a result of higher salary expense for additional staffing.


     Other Operating Expenses. Depreciation and amortization increased $3.0 million or 265.2% to $4.1 million in the year ended December 31, 1996 from $1.1 million in the same period in 1995 primarily due to radio station acquisitions consummated in 1996 and 1995. LMA fees increased $500,000 or 144.6%, to $800,000 in the year ended December 31, 1996 from $300,000 in the year ended December 31, 1995. The Company incurred non-cash compensation expense of $6.2 million in the year ended December 31, 1996 as a result of certain warrants issued to the Company's Chief Executive Officer and certain stock subscriptions.


     Other Expenses (Income). Interest expense increased $5.2 million or 138.4% to $8.9 million in the year ended December 31, 1996 from $3.7 million in the same period in 1995 primarily due to the interest expense associated with indebtedness incurred in connection with the Company's acquisitions. Other expense, net, increased $800,000 to $900,000 in the year ended December 31, 1996 from $100,000 in income in the same period in 1995. An extraordinary loss of $1.2 million on extinguishment of debt was recorded in 1996, related to the write-off of deferred financing fees associated with the GulfStar credit facility which was refinanced during the period.

     Net Income (Loss). As a result of the factors described above, net income decreased $13.6 million to a $12.0 million net loss in the year ended December 31, 1996 from net income of approximately $1.6 million in the year ended December 31, 1995.


     Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow increased $8.3 million or 205% to $12.4 million in the year ended December 31, 1996 from $4.1 million in the year ended December 31, 1995. The broadcast cash flow margin was 28.9% in the year ended December 31, 1996 as compared to 25.7% in the same period in 1995. The inclusion of broadcast cash flow from acquisitions and LMAs accounted for $7.4 million of the increase. On a same station basis, for stations owned or operated as of December 31, 1996, broadcast cash flow increased $4.3 million or 20.0% to $25.4 million in the year ended December 31, 1996 from $21.1 million in year ended December 31, 1995, primarily attributable to growth in the sale of time to local and national advertisers.


     EBITDA (before non-cash compensation expense and LMA fees). As a result of the factors described above, EBITDA (before non-cash compensation expense and LMA fees) increased $6.4 million or 178.0% to $9.9 million in the year ended December 31, 1996 from $3.5 million in the year ended December 31, 1995. The EBITDA (before non-cash compensation expense and LMA fees) margin increased to 23.0% in 1996 from 22.5% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's acquisition strategy has required a significant portion of the Company's capital resources. The Completed Transactions were funded from one or a combination of the following sources: (i) equity investments in the Company from Hicks Muse and its affiliates and management of the Company of approximately $872.7 million; (ii) assumption of indebtedness of acquired companies, including the 13 1/4% Capstar Notes, of approximately $76.8 million of principal; (iii) net proceeds from the issuance of the 12 3/4% Capstar Notes in February 1997 of approximately $150.3 million; (iv) net proceeds from the issuance of the 12% Capstar Partners Preferred Stock in June 1997 of approximately $100.0 million; (v) net proceeds from the issuance of the 9 1/4% Capstar Notes in June 1997 of approximately $199.2 million; (vi) borrowings under the existing credit agreement and other bank indebtedness of the Company of approximately $141.7 million; and (vii) net proceeds from dispositions of certain assets of the Company of approximately $107.7 million.

     In October 1996, the Company assumed the 13 1/4% Capstar Notes in connection with the financing of the Commodore Acquisition. On April 28, 1998, the Company (through its subsidiary Capstar Radio) purchased all of the outstanding 13 1/4% Senior Subordinated Notes due 2003 of the Company (the "13 1/4% Capstar Notes") for an aggregate purchase price of $90.2 million, including a $10.7 million purchase premium and $2.7 million of accrued interest, which amount was funded with the proceeds of an equity investment in the Company by an affiliate of Hicks Muse in 1998. In connection with the financing of the Osborn Acquisition in February 1997, the Company (through its subsidiary Capstar Partners) issued the 12 3/4% Capstar Notes at a substantial discount from their aggregate principal amount at maturity of $277.0 million, generating gross proceeds to the Company of approximately $150.3 million. The 12 3/4% Capstar Notes pay no cash interest until August 1, 2002. Accordingly, the carrying value will increase through accretion until August 1, 2002. As of March 31, 1998, the outstanding principal balance was $172.3 million. On August 1, 2002 and thereafter, interest of approximately $17.7 million will be payable semi-annually on February 1 and August 1 of each year until maturity on February 1, 2009. In June 1997, the Company (through its subsidiary Capstar Radio) issued the 9 1/4% Capstar Notes in connection with certain Completed Transactions that were completed during the third quarter of 1997. As of March 31, 1998, the outstanding principal balance was $199.2 million. Interest on the 9 1/4% Capstar Notes of approximately $9.3 million is payable semi-annually on January 1 and July 1 of each year until maturity on July 1, 2007. See "Description of Indebtedness."


     In June 1997, the Company (through its subsidiary Capstar Partners) issued 1,000,000 shares of the 12% Capstar Partners Preferred Stock in connection with the financing of the GulfStar Acquisition. Dividends on the 12% Capstar Partners Preferred Stock accumulate from the date of issuance and are payable semi-annually on January 1 and July 1 of each year at a rate per annum of 12% of the $100.00 per share liquidation preference. Dividends may be paid, at Capstar Partners' option, on any dividend payment date occurring on or before July 1, 2002, either in cash or in additional shares of 12% Capstar Partners Preferred Stock. Capstar Partners paid the required dividend on January 1, 1998 by issuing an additional 64,667 shares of 12% Capstar Partners Preferred Stock and intends to pay in kind dividends, rather than cash, through July 1, 2002. See "Description of Capital Stock -- Capstar Partners."

     In 1998, the Company received proceeds in the amount of $634.1 million from equity investments of Hicks Muse and its affiliates, of which (i) approximately $467.7 million was used to consummate station acquisitions, to repay indebtedness under the Company's existing credit agreement and to purchase all of the outstanding 13 1/4% Capstar Notes and (ii) approximately $166.4 million will be used to consummate in part the SFX Transactions. See "Certain Relationships and Related Transactions -- Management and Affiliate Equity Investments."

     In May 1998, the Company purchased a $8.5 million letter of credit reimbursement obligation owing from R. Steven Hicks to Bankers Trust Company. The $8.5 million indebtedness of R. Steven Hicks currently owing to the Company will be satisfied upon the transfer by R. Steven Hicks to the Company of a construction permit issued by the FCC to construct a new FM broadcast station on Channel 290C2 located in Round Rock, Texas. See "Certain Relationships and Related Transactions -- Round Rock, Texas Construction Permit."

     The Company will fund the cash payments required for the SFX Transactions, the repayment of the SFX Credit Facility, the redemption of $154.0 million aggregate principal amount of the 10 3/4% SFX Notes, the redemption of $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock, and the fees and expenses related thereto, with the net proceeds of the Offering, anticipated borrowings from Chancellor Media, anticipated borrowings under the Capstar Credit Facility, the net proceeds from the anticipated sale of certain radio stations, and cash on hand. As a result of the financing of its acquisitions (including the anticipated financing of the SFX Transactions), the Company has a substantial amount of long-term indebtedness, and for the foreseeable future, the Company will use a large percentage of its cash to make payments under the Capstar Credit Facility, the Chancellor Note and the Notes (as defined in "Glossary of Certain Terms").

     Concurrently with the Offering, the Company (through its subsidiary Capstar Radio) will enter into the Capstar Credit Facility. The Capstar Credit Facility will consist of a $550.0 million Revolving Loan, a $600.0 million A Term Loan, a $250.0 million B Term Loan and additional term loans and revolving loans in an aggregate amount up to $500.0 million subject to future commitment availability (the Company will be required to obtain additional loan commitments from lenders in order to be able to borrow an additional

$500.0 million of term loans and revolving loans). Borrowings under the Capstar Credit Facility will bear interest at floating rates and require interest payments on varying dates depending on the interest rate option selected by the Company. After the consummation of the SFX Transactions and other related transactions, including the partial redemptions of the 10 3/4% SFX Notes and the 12 5/8% SFX Preferred Stock, the Company expects to have borrowings of approximately $811.4 million outstanding under the Capstar Credit Facility ($600.0 million under the A Term Loan and $211.4 million under the B Term Loan) with a weighted average effective interest rate of 9.75% per annum. The A Term Loans will require scheduled annual principal payments. Quarterly principal payments on the A Term Loans could begin as early as August 31, 1999 and would be payable quarterly thereafter. Quarterly payments on A Term Loans from August 31, 1999 through May 31, 2000 will be in an amount equal to $15,000,000. Quarterly payments on A Term Loans from August 31, 2000 through May 31, 2002 will be an amount equal to $22,500,000. Quarterly payments on A Term Loans from August 31, 2002 through May 31, 2004 will be in an amount equal to $30,000,000. The final two quarterly payments on the A Term Loans on August 31, 2004 and the A Term Loan maturity date, November 30, 2004, will be in an amount equal to $60,000,000. The B Term Loans will also require scheduled annual principal payments. Quarterly principal payments on the B Term Loans could begin as early as August 31, 1998 and would be payable quarterly thereafter. Quarterly payments on B Term Loans from August 31, 1998 through May 31, 2003 will be in an amount equal to $625,000. Quarterly payments on B Term Loans from August 31, 2003 through May 31, 2004 will be in an amount equal to $28,125,000. Quarterly payments on B Term Loans from August 31, 2004 through the B Term Loan maturity date, May 31, 2005, will be in an amount equal to $34,375,000. The stated maturity date for the Revolving Loans is November 30, 2004. The Capstar Credit Facility also requires certain mandatory prepayments with respect to the A Term Loans, the B Term Loans and the Revolving Loans. Such mandatory prepayments will be applied first to the A Term Loans and the B Term Loans on a pro rata basis against remaining scheduled principal payments. After the A Term Loans and the B Term Loans have been repaid, any mandatory prepayments required under the Capstar Credit Facility will be applied against any outstanding principal balances under the Revolving Loans, and if there are no outstanding Revolving Loans, then the commitments for Revolving Loans will be permanently terminated by an amount equal to such mandatory prepayments. The Company's existing credit agreement, which has no outstanding balance, will be terminated when the Company enters into the Capstar Credit Facility. See "Description of
Indebtedness -- Capstar Credit Facility."

     Concurrently with the Offering, the Company also expects to borrow $135.0 million from Chancellor Media. The Chancellor Note will bear interest at a rate of 12% per annum (subject to increase in certain circumstances), payable quarterly, of which 5/6 shall be payable in cash and 1/6 shall, at the Company's option, either be payable in cash or added to the principal amount of the Chancellor Note. In addition, the Company may elect to defer the 5/6 portion payable in cash, in which case the Chancellor Note would bear interest at a rate of 14% per annum. If the Company elects to pay interest when due, quarterly interest payments will equal $4.1 million, payable until maturity. The Chancellor Note will mature on the twentieth anniversary of the date of issuance, provided that the Company may prepay all or part of the outstanding principal balance and, in certain circumstances, Chancellor Media will have the right to require the Company to prepay part of the outstanding principal balance. See "Description of Indebtedness -- Chancellor Note."

     SFX will remain liable after the consummation of the SFX Transactions for the outstanding indebtedness of SFX under the 10 3/4% SFX Notes and the 11 3/8% SFX Notes (as defined) in connection with the SFX Acquisition. The Company expects that the outstanding principal balance under the 10 3/4% SFX Notes and the 11 3/8% SFX Notes will be $296.0 million and $600,000, respectively, after giving effect to the Company's redemption of $154.0 million aggregate principal amount of the 10 3/4% SFX Notes as described below. After giving effect to the contemplated redemption, interest payments of approximately $15.9 million will be payable on the 10 3/4% SFX Notes semi-annually on May 15 and November 15 of each year until maturity on May 15, 2006. Interest payments of approximately $32,000 will be payable on the 11 3/8% SFX Notes semi-annually on April 1 and October 1 of each year until maturity on October 1, 2000. After the consummation of the SFX Acquisition, the Company intends to redeem $154.0 million aggregate principal amount of the 10 3/4% SFX Notes for an aggregate purchase price of $173.3 million, including a $16.6 million redemption premium and $2.8 million of accrued interest. The Company will deliver a notice of redemption to each holder of the 10 3/4% SFX Notes from whom notes will be redeemed as soon as practicable after the SFX Acquisition. The

SFX Acquisition will result in a change of control under the indentures governing the 10 3/4% SFX Notes and the 11 3/8% SFX Notes, and accordingly, SFX will be obligated to offer (a "change of control offer") to purchase such notes from the holders thereof pursuant to which each holder of the 10 3/4% SFX Notes or 11 3/8% SFX Notes will have the right to require that SFX purchase all or a portion of such holder's notes pursuant to the change of control offer at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase. The Company anticipates that such repurchases, if any, will be funded with borrowings under the Capstar Credit Facility. See "Description of Indebtedness."

     All 2,250,000 shares of the 12 5/8% SFX Preferred Stock will be outstanding for at least 30 days after the consummation of the SFX Acquisition. Dividends on the 12 5/8% SFX Preferred Stock accumulate from the date of issuance at the rate per share of $12.625 per annum, and are payable semi-annually on January 15 and July 15 of each year. Dividends may be paid, at SFX's option, on any dividend payment date occurring on or before January 15, 2002, either in cash or in additional shares of 12% Capstar Partners Preferred Stock having a liquidation preference equal to the amount of such dividend. The Company intends to cause SFX to pay in kind dividends, rather than cash, through January 15, 2002. After the consummation of the SFX Acquisition, the Company also intends to redeem $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock for an aggregate purchase price of $141.6 million, including a $15.1 million redemption premium and $6.9 million of accumulated dividends. The Company will deliver a notice of redemption to each holder of the 12 5/8% SFX Preferred Stock from whom preferred stock will be redeemed as soon as practicable after the SFX Acquisition. The SFX Acquisition will result in a change of control under the SFX Certificate of Designation, and accordingly, SFX will be obligated to make a change of control offer to the holders of the 12 5/8% SFX Preferred Stock pursuant to which each holder will have the right to require that SFX offer to purchase all or a portion of such holder's shares of 12 5/8% SFX Preferred Stock pursuant to the change of control offer at an offer price in cash equal to 101% of the aggregate liquidation preference thereof plus accrued and unpaid dividends, if any, thereon to the date of purchase. The Company anticipates that such repurchases, if any, will be funded with borrowings under the Capstar Credit Facility. See "Description of Capital
Stock -- SFX."

     SFX estimates that it has incurred a tax liability of approximately $84.0 million from the Spin-Off. Pursuant to a Tax Sharing Agreement (as defined in "The Transactions -- The SFX Transactions -- SFX Acquisition"), SFX Entertainment has agreed to fully indemnify SFX from and against such tax liability (including any tax liability of SFX arising from such indemnification payments), which full indemnity payments are estimated to be approximately $120.0 million. SFX's estimate of the amount of the indemnity payment are based on certain assumptions which SFX believes are reasonable. The actual amount of the tax liability and SFX Entertainment's indemnity obligation could vary significantly. The Company expects that SFX's tax liability will be due on or about June 15, 1998. If such indemnification payments are not received from SFX Entertainment, the Company expects that SFX will pay its tax liability when due with borrowings under the Capstar Credit Facility. See "Risk Factors -- SFX Tax Liability."

     Chancellor Media has agreed pursuant to the Chancellor Exchange Agreement to provide services for ten large market SFX stations under separate LMAs with the Company for approximately $49.4 million per year for up to three years after the consummation of the SFX Transactions. In addition, Chancellor Media has agreed to acquire such stations in exchange for radio stations to be identified by the Company over a three-year period, with corresponding decreases in the amount of the LMA fees received by the Company as stations are exchanged. No assurances can be given that stations acquired by the Company will generate cash flows comparable to the LMA fees to be received from Chancellor Media in connection therewith, either initially when such stations are acquired or at all. See "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."

     In addition to debt service and the consummation of the change of control offers to be made by SFX, the Company's principal liquidity requirements will be for working capital and general corporate purposes, including capital expenditures estimated at $18.0 million for fiscal year 1998 and payment of the tax liability resulting from the Spin-Off, to consummate the Pending Acquisitions and, as appropriate opportunities arise, to acquire additional radio stations or complementary broadcast-related businesses. Management believes that the disposition of certain assets of the Company, cash from operating activities, LMA fees from Chancellor Media and SFX Entertainment's satisfaction of its indemnity obligation to pay SFX for SFX's tax liability resulting from the Spin-Off, together with available revolving credit borrowings under the Capstar Credit Facility, should be sufficient to permit the Company to meet its obligations under the agreements governing its existing indebtedness, to fund its operations, and to consummate the Pending Acquisitions. The Company may require financing, either in the form of additional debt or equity securities, for additional future acquisitions, if any, and there can be no assurance that it would be able to obtain such financing on terms considered to be favorable by management. Management evaluates potential acquisition opportunities on an on-going basis and has had, and continues to have, preliminary discussions concerning the purchase of additional stations. The Company expects that in connection with the financing of future acquisitions, it may consider disposing of stations in its markets. The Company has no current arrangements or intentions to dispose of any of its stations other than as described in "The Transactions."

     Other than the obligations of its subsidiaries, the Company's only current cash obligation will be the repayment of the Chancellor Loan upon completion of the Offering; provided, however, that the Company has guaranteed, or will guarantee, the Capstar Credit Facility and the outstanding bank indebtedness of three limited liability companies in the amount of approximately $28.6 million, $26.0 million and $11.0 million, respectively, in each of which entities the Company holds a 30% non-voting equity interest, and may in the future be required to repay such indebtedness. The Company is a holding company with no significant assets other than the capital stock of its direct and indirect subsidiaries. Consequently, the Company's sole source of cash from which to service its indebtedness will be dividends distributed or other payments made to it by its operating subsidiaries. The Indentures, the Certificates of Designation, and the Capstar Credit Facility contain, or will contain, certain covenants that restrict or prohibit the ability of the Company's subsidiaries to pay dividends and make other distributions. With respect to the Indentures and the Certificates of Designation, dividends may be paid or loans or advances made by a subsidiary to the Company only if such payments are not in excess of certain capital contributions to and earnings of such subsidiary. With respect to the Capstar Credit Facility, any dividend paid or loan or advance made to the Company would require the approval of the Company's lenders; provided, however, that dividends paid in order to permit the Company to meet its cash obligations under the Chancellor Note do not require such approval if there are no defaults under the Capstar Credit Facility at such time (and such dividend would not cause noncompliance with certain financial covenants). These restrictions are not anticipated to have an impact on the Company's ability to meet its cash obligations. See "Dividend Policy" and "Description of Indebtedness."

     Net cash provided by operating activities was approximately $500,000 for the three months ended March 31, 1997, and $6.7 million and $1.3 million for the years ended December 31, 1997 and 1995, respectively, and net cash used by operating activities was $1.0 million for the three months ended March 31, 1998 and $2.3 million for the year ended December 31, 1996. Changes in the Company's net cash provided by operating activities are primarily the result of the Company's completed acquisitions and station operating agreements entered into during the periods and their effects on income from operations and working capital requirements.

     Net cash used in investing activities was $267.7 million and $147.7 million for the three months ended March 31, 1998 and 1997, and $487.0 million, $155.6 million, and $19.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. Net cash provided by financing activities was $415.1 million and $156.4 million for the three months ended March 31, 1998 and 1997, and $540.5 million, $167.5 million, and $17.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. These cash flows primarily reflect the borrowings, capital contributions and expenditures for station acquisitions and dispositions.


     In April 1998, the Company amended and restated the Original Regular Warrants (as defined) and the Original Incentive Warrants (as defined) that were granted to R. Steven Hicks, the Company's President and Chief Executive Officer, in 1996 and 1997 and also granted a fourth warrant to Mr. Hicks. The Company expects to recognize a non-cash compensation charge of approximately $350,000 in the second quarter of 1998 in connection with the grant of the Fourth Warrant (as defined) to Mr. Hicks. The total non-cash compensation charge to be recognized will be calculated based upon the difference between the initial offering price per share of the shares of Class A Common Stock offered hereby and the exercise price of the warrants. Since the Fourth Warrant vests in 39 months, the total charge of $4.5 million will be recognized (i) ratably, or approximately $350,000 per fiscal quarter, over the vesting period of such warrants, or (ii) ratably until there is a Sale of the Company (as defined in "Management --Warrants") whereupon the entire unrecognized charge will be recognized immediately. In addition, the Company granted a fifth warrant to Mr. Hicks and two warrants to certain other executives of the Company in April 1998, all of which vest over a five-year period and become exercisable upon the occurrence of a triggering event described in "Management -- Warrants." Once the triggering event occurs, the Company will recognize a charge calculated based upon (i) the difference between the price per share of the Class A Common Stock on that date and the exercise price per share of the warrants and (ii) the portion of the warrants which have vested. The remaining unrecognized charge will be recognized pro rata over the remaining vesting period, if any. See "Management -- Warrants."


     On April 1, 1998, the Company granted stock options under the Stock Option Plan (as defined) to certain key employees, which stock options are exercisable for the purchase of up to 585,339 shares of Class A Common Stock at a per share exercise price of $17.50. The Company expects to record a non-cash compensation charge of $58,500 in the second quarter of 1998 in connection with such stock option grants. This charge will be calculated based on the difference between the initial offering price per share of the shares of Class A Common Stock offered hereby and the exercise price per share of the stock options and will be charged ratably, or $58,500 per fiscal quarter, over the five-year vesting period of such stock options. See "Management -- Stock Option Plan."

     The Company anticipates a substantial number of options that are available for grant under the Stock Option Plan will be granted shortly after consummation of the Offering. The amount and exercise price of the options has not been determined. The Company believes that the exercise price will be at the price to the public in the Offering or at the fair market value of the stock at the date of grant. If the exercise price is set at the price to the public in the Offering and such price is less than the fair market value at the date of grant, the Company will recognize a non-cash compensation charge over the vesting period equal to the product of (i) the difference between the fair market value of the option and the price to the public in the Offering and (ii) the number of shares of Common Stock underlying the options.

RECENT PRONOUNCEMENTS


     The Company adopted SFAS No. 130 "Reporting Comprehensive Income" during the first quarter of 1998. The Company has no items of other comprehensive income as described in SFAS No. 130. Therefore, net income is equal to comprehensive income for all periods presented.


     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

     In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which significantly changes current financial statement disclosure requirements form those that were required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 does not change the existing measurement or recognition provision of SFAS Nos. 87, 88 or 106.

     These pronouncements are effective for fiscal years beginning after December 15, 1997. Management does not believe the implementation of these accounting pronouncements will have a material effect on its consolidated financial statements.

EXTRAORDINARY ITEMS


     During 1997, the Company recognized an extraordinary charge of approximately $2.4 million, net of tax benefit of $1.5 million, related to the repayment of the GulfStar credit facility. In connection with the completed tender of the 13 1/4% Capstar Notes in the second quarter of 1998, the Company will recognize an extraordinary charge on the early extinguishment of debt of $4.7 million, net of tax benefit of $2.1 million, including prepayment penalties and expenses in the second quarter of 1998.


IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 Issue is whether the Company's computer systems will properly recognize date sensitive information when the year changes to 2000, or "00." Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company uses purchased software programs for a variety of functions, including general ledger, accounts payable and accounts receivable accounting packages. Responsibility for Year 2000 compliance has been analyzed and testing is currently ongoing for many of the financial applications, individual work stations, and broadcasting systems. Preliminary tests on applications have proven them to be compliant, but further testing is warranted. The Company believes that the Year 2000 Issue will not pose significant operational problems for the Company's computer systems and, therefore, will not have a material impact on the financial position or the operations of the Company.

                                    BUSINESS

THE COMPANY


     The Company is the largest radio broadcaster in the United States operating primarily in mid-sized markets based on number of stations and, on a pro forma basis after giving effect to the Completed Transactions, the SFX Transactions and the Pending Acquisitions, based on 1997 revenue. Since its first acquisition in October 1996, the Company has assembled, on a pro forma basis after giving effect to the SFX Transactions, a nationwide portfolio of 299 owned and operated or programmed stations in 75 mid-sized markets. This portfolio includes clusters of four or more stations in 42 markets and comprises the leading station group, in terms of revenue share and/or audience share, in 49 markets. Of the 299 stations, the Company owns and operates 209 stations and programs 21 stations and, upon the consummation of the SFX Transactions, will own and operate an additional 68 stations and sell commercial time on one additional station. On a pro forma basis, after giving effect to the Completed Transactions and the SFX Transactions, and the financing thereof, and the application of the net proceeds therefrom, as if they had occurred on January 1, 1997, the Company would have had net revenue, BCF and net loss from continuing operations of $578.1 million, $223.8 million and $146.3 million, respectively, for the twelve-months ended March 31, 1998. On a same station basis for all of the Company's stations owned or operated as of March 31, 1998, BCF increased $4.3 million, or 32.8%, to $17.5 million in the three months ended March 31, 1998 from $13.2 million in the three months ended March 31, 1997.


     R. Steven Hicks, an executive with over 30 years of experience in the radio broadcasting industry, and Hicks Muse, a Dallas-based private equity firm, formed Capstar to capitalize on the consolidation opportunities produced by the Telecom Act. R. Steven Hicks and Hicks Muse recognized that the Telecom Act created a particularly attractive and unique opportunity to consolidate stations in mid-sized markets and, accordingly, created a company that was designed specifically to address this market opportunity. Because the Telecom Act enabled operators in mid-sized markets for the first time to form clusters of four or more stations in individual markets, R. Steven Hicks and Hicks Muse believed that the Company could achieve the economies of scale necessary to support an investment in higher quality managers, programming and systems in these markets. The creation of sizable operations allows the Company to upgrade its stations' programming, sales, promotions, engineering and administrative operations to standards previously seen only in larger markets. Management believes that this positions the Company to generate revenue growth in these markets in excess of historical growth rates, to increase its audience and revenue shares within these markets and, by capitalizing on economies of scale, to achieve increases in its BCF growth rates and margins.

     Management believes that Capstar's national portfolio of 299 stations creates significant revenue and cash flow growth opportunities for the Company, previously unavailable to mid-sized market operators. For example, the Company is utilizing innovative computer networking technology to distribute high quality programming created in centralized locations to selected stations throughout the country, while maintaining the local character of each broadcast. This allows management to reduce staffing and programming costs while substantially increasing the quality of programming. In addition, the Company's national audience of approximately 16.7 million listeners per week, one of the largest national audiences among radio broadcasters, has created an opportunity for national, network and regional advertisers to easily reach listeners in mid-sized markets. Furthermore, management believes that the Company's well-developed infrastructure allows it to efficiently acquire and integrate additional stations.

     Because the Company has assembled its portfolio of 299 stations over the past 20 months, management considers many of these newly formed station clusters to be underdeveloped with the potential for substantial growth as the Company capitalizes on the opportunities created by industry deregulation and the implementation of its acquisition strategy.

     The Company is a holding company with no significant assets other than the capital stock of its direct and indirect subsidiaries. Accordingly, the Company conducts substantially all of its operations through its sole direct subsidiary Capstar Partners, which conducts substantially all of its operations through its direct subsidiary Capstar Radio, which conducts substantially all of its operations through its subsidiaries, Atlantic

Star, Southern Star, GulfStar, Central Star, and Pacific Star. Capstar Partners was formed in October 1996 and completed the acquisition of Commodore (which has subsequently been renamed Capstar Radio Broadcasting, Partners Inc.) during the same month. During 1997, Capstar Partners and Capital Radio incurred a substantial amount of indebtedness in completing several leveraged acquisitions. Capstar was formed in June 1997 and became the sole common stockholder of Capstar Partners. The resulting three-tiered capital structure of the Company has facilitated the Company's acquisition strategy by maximizing the Company's borrowing capacity. The indebtedness of Capstar is not considered indebtedness for purposes of the debt incurrence limitations of Capstar Partners' debt facilities, and the indebtedness of Capstar and Capstar Partners are not considered indebtedness for purposes of the debt incurrence limitations of Capstar Radio's debt facilities, except for the Capstar Credit Facility; accordingly, the Company has been able to maximize its borrowing capacity by adding tiers to its capital structure.

STATION PORTFOLIO

     To effectively and efficiently manage its station portfolio, the Company has developed a flexible operating structure designed to manage a large and growing number of radio stations throughout the United States. The station portfolio is operationally organized into five regions: the Northeast (Atlantic
Star), the Southeast (Southern Star), the Southwest (GulfStar), the Midwest (Central Star) and the West (Pacific Star), each of which is managed by regional executives in conjunction with general managers in each of the Company's markets.

     The following table sets forth certain information regarding the Company's station portfolio, assuming consummation of the SFX Transactions. The table does not include ten large market SFX stations, for which Chancellor Media will provide services under separate LMAs.

                                                                        STATIONS        COMPANY         COMPANY
                                                               MSA     -----------   REVENUE SHARE   AUDIENCE SHARE
                         MARKET(1)                           RANK(2)    FM     AM       RANK(2)         RANK(3)
                         ---------                           -------   ----   ----   -------------   --------------
NORTHEAST REGION (ATLANTIC STAR)
 Providence, RI*............................................    31       2      1           2                2
 Hartford, CT*..............................................    42       4      1           2                2
 Richmond, VA*..............................................    56       4     --           2                2
 Albany-Schenectady-Troy, NY*...............................    57       3      2           1                1
 Allentown-Bethlehem, PA....................................    65       2      2           1                1
 Harrisburg-Lebanon-Carlisle, PA............................    73       1      1           2                2
 Wilmington, DE.............................................    74       2      2           3                2
 Springfield, MA*...........................................    77       2      1           1                3
 New Haven, CT*.............................................    95       2     --           1                1
 Roanoke, VA................................................   102       4      1           2                1
 Worcester, MA..............................................   107       1      1           1                1
 Fairfield County, CT(4)....................................   112       2      2           2                4
 Portsmouth-Dover-Rochester, NH.............................   117       2      1           2                1
 Huntington, WV-Ashland, KY(5)..............................   139       5      5           1                1
 Manchester, NH.............................................   193       1      1           2                2
 Wheeling, WV(5)............................................   216       5      2           1                1
 Winchester, VA.............................................   219       2      1           1                1
 Burlington, VT.............................................   221       1     --           2                4t
 Lynchburg, VA..............................................    NA       3      1           1                1
                                                                       ---    ---
       Subtotal.............................................            48     25
SOUTHEAST REGION (SOUTHERN STAR)
 Charlotte-Gastonia-Rock Hill, NC*..........................    36       3     --           2                2
 Greensboro, NC*............................................    40       2      2           4                4
 Nashville, TN*.............................................    44       4      1           1                1
 Raleigh-Durham, NC*........................................    48       4     --           1                1
 Jacksonville, FL*..........................................    51       4      2           1                1
 Birmingham, AL.............................................    55       2      1           3                3
 Greenville, SC*............................................    58       3      1           1                1
 Columbia, SC...............................................    90       4      2           1                1
 Melbourne-Titusville-Cocoa, FL.............................    96       3      2           1                1
 Huntsville, AL.............................................   113       4      2           1                1

                                                                        STATIONS        COMPANY         COMPANY
                                                               MSA     -----------   REVENUE SHARE   AUDIENCE SHARE
                         MARKET(1)                           RANK(2)    FM     AM       RANK(2)         RANK(3)
                         ---------                           -------   ----   ----   -------------   --------------
 Ft. Pierce-Stuart-Vero Beach, FL(5)........................   119       5      1           1                1
 Montgomery, AL.............................................   143       3     --           2                1
 Savannah, GA...............................................   154       4      2           1                1
 Asheville, NC..............................................   176       1      1           1                1
 Tuscaloosa, AL.............................................   215       3      1           1                1
 Jackson, TN................................................   260       2      1           1                1
 Statesville, NC............................................    NA       1      1          NA               NA
 Gadsden, AL................................................    NA       1      1          NA               NA
                                                                       ---    ---
       Subtotal.............................................            53     21
SOUTHWEST REGION (GULFSTAR)
 Austin, TX*................................................    50       2      1           1                1
 Baton Rouge, LA............................................    81       3      3           1                1
 Wichita, KS*...............................................    89       2      1           3                2
 Jackson, MS*...............................................   118       3      1           1                2
 Pensacola, FL..............................................   123       3     --           1                1
 Corpus Christi, TX.........................................   127       4      2           1                1
 Beaumont, TX...............................................   128       3      1           1                1
 Shreveport, LA.............................................   129       1      1           2                3
 Biloxi-Gulfport-Pascagoula, MS*............................   137       2     --           1                1
 Tyler-Longview, TX(5)......................................   141       4      1           1                1
 Killeen, TX(5).............................................   151       2     --           1                1
 Fayetteville, AR...........................................   156       4     --           1                1
 Ft. Smith, AR..............................................   169       2      1           1                1
 Lubbock, TX................................................   173       4      2           1                1
 Midland, TX(5).............................................   174       3     --           2                2
 Amarillo, TX(5)............................................   188       3      1           2                2
 Waco, TX...................................................   192       4      2           1                1
 Alexandria, LA(5)..........................................   200       3      1           1                1
 Texarkana, TX(5)...........................................   241       4      2           1                1
 Lawton, OK.................................................   249       2     --           1                1
 Lufkin, TX(5)..............................................    NA       3      1          NA                1
 Victoria, TX...............................................    NA       2     --          NA                1
                                                                       ---    ---
       Subtotal.............................................            63     21
MIDWEST REGION (CENTRAL STAR)
 Milwaukee, WI*.............................................    30       1      1           4                5
 Indianapolis, IN*..........................................    37       2      1           2                3
 Grand Rapids, MI...........................................    65       3      1           2                2
 Des Moines, IA.............................................    88       2      1           3                3t
 Madison, WI................................................   120       4      2           1                1
 Springfield, IL............................................   190       2      1           3                3
 Cedar Rapids, IA...........................................   199       2     --           2                2
 Battle Creek-Kalamazoo, MI.................................   232       2      2           1                1
                                                                       ---    ---
       Subtotal.............................................            18      9
WEST REGION (PACIFIC STAR)
 Honolulu, HI...............................................    59       4      3           1                1
 Tucson, AZ*................................................    61       2      2           1                2
 Fresno, CA.................................................    64       6      3           2                2
 Modesto-Stockton, CA(4)....................................   121       3      2           2                2
 Anchorage, AK..............................................   170       4      2           2                1
 Fairbanks, AK(4)...........................................    NA       2      1          NA                1
 Farmington, NM.............................................    NA       3      1          NA               NA
 Yuma, AZ...................................................    NA       2      1          NA                1
                                                                       ---    ---
       Subtotal.............................................            26     15
       Total(6).............................................           208     91
                                                                       ===    ===


---------------

NA   Information not available.
t    Tied with another radio station group.
*    Stations to be acquired in the SFX Acquisition.

(1) Actual city of license may be different from metropolitan market served. Market may be different from market definition used under FCC multiple ownership rules.
(2) Metropolitan Statistical Area ("MSA") rank and Company revenue share rank obtained from BIA Research-Master Access, Version 2.0 Radio Analysis Database (current as of February 27, 1998). Revenue figures based upon 1997 gross revenue for the indicated markets.
(3) Company audience share rank obtained from Arbitron's Radio Market Reports, based on average quarter hour estimates for the last available reporting period ending either Spring or Fall 1997 for the demographic of persons ages 25-54, listening Monday through Sunday, 6 a.m. to midnight, except for the Yuma, Arizona market which was obtained from AccuRatings. To account for listeners lost to other nearby markets, a radio station's "local" audience share is derived by comparing the radio station's average quarter hour share to the total average quarter hour share for all stations whose signals are heard within the MSA, excluding audience share for listeners who listen to stations whose signals originate outside the MSA.

(4) Fairfield County, Connecticut is a custom survey area ("CSA") as defined by Arbitron. The CSA includes the Arbitron markets of Bridgeport, Stamford-Norwalk and Danbury, Connecticut with market rankings of 112, 134 and 191, respectively. MSA rank is listed for the Bridgeport market only. The combined rank for the CSA has not been estimated. Modesto-Stockton, CA is also a CSA as defined by Arbitron and includes the Arbitron markets of Modesto, CA and Stockton, CA with market rankings of 121 and 83, respectively. Fairbanks, Alaska is a CSA as defined by Arbitron; share rank and audience share rank were obtained from Arbitron's Fall 1997 CSA Market Report.

(5) The Company provides certain sales and marketing services to stations WPAW-FM in Ft. Pierce-Stuart-Vero Beach, Florida, WEEL-FM in Wheeling, West Virginia, and KLFX in Killeen, TX pursuant to JSAs. The Company provides certain sales, programming and marketing services to stations WHRD-AM in Huntington, West Virginia and KTFS-AM and KTWN-FM in Texarkana, Texas; and pending consummation of the respective acquisitions, to stations; KKTX-AM and KKTX-FM in Tyler-Longview, Texas; KCDQ-FM, KCHX-FM and KMRK-FM in Midland, Texas; KMML-FM, KBUY-FM, KNSY-FM and KIXZ-AM in Amarillo, Texas; KRRV-FM, KKST-FM, KZMZ-FM and KDBS-AM in Alexandria, Louisiana; and KTBQ-FM and KSFA-AM in Lufkin, Texas pursuant to LMAs. The chart includes these stations.
(6) The table does not include (i) the ten large market SFX stations for which Chancellor Media will provide services pursuant to separate LMAs upon the consummation of the SFX Acquisition and (ii) SFX stations WTAE-AM and WJDX-FM, which the Company will sell to comply with the requirements of the SFX Consent Decree. See "-- Federal Regulation of Radio
    Broadcasting -- Federal Antitrust Laws," "The Transactions" and "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."

OPERATING STRATEGY

     The Company's primary goals are (i) to achieve revenue growth rates at its stations that are significantly in excess of historical growth rates achieved in comparable markets and (ii) to increase its operating margins at these stations at growth rates which exceed the average in operating margins growth rates being achieved in large markets. The Company intends to achieve these goals through the implementation of the following strategies:

     Enhance Revenue Growth through Multiple Station Ownership. The ownership of multiple stations in a market allows the Company to coordinate its programming to appeal to a broad spectrum of listeners. Once a station cluster has been created, the Company can provide one-stop shopping to advertisers attempting to reach a wide range of demographic groups in the Company's markets. Management believes that simplifying the buying of advertising time for customers encourages increased advertiser usage, thereby enhancing the Company's revenue generating potential. The Company also believes this simplification of the buying process is particularly effective outside the largest markets because advertisers in smaller markets typically perform more functions in the buying process for themselves (as opposed to outsourcing these functions to advertising firms or other vendors). By offering broad demographic coverage, the Company can also compete more effectively against alternative media, such as newspaper and television, thus potentially increasing radio's share of the total advertising dollars spent in a given market.

     The Company believes that multiple station ownership will allow it to be more effective in pursuing national, network and regional advertisers, a source of revenues which was previously limited in mid-sized markets. For example, the Company believes that its participation in the AMFM Radio Network, a national radio network owned by Chancellor Media, illustrates the Company's ability to attract new sources of network revenues to its stations as a result of its large audience reach.

     Utilize Sophisticated Revenue Generating Techniques. Following the acquisition of a station or station group, the Company implements sophisticated techniques such as advertising inventory management systems and centralized sales training programs to allow such stations to serve their advertising clients better and to compete more effectively with other media. It also utilizes in-depth music research studies to improve the quality of the programming and its responsiveness to the local market. Management believes that many single station or single market operators cannot justify the costs associated with utilizing these management techniques.

     Use Innovative Computer Technology to Enhance Programming. The Company is an industry leader in using computer network technology to deliver high quality programming. The Company's StarSystem(TM), a

Company-owned programming distribution network, is designed to broadcast quality programming from centralized locations to selected stations throughout its markets. With this system, a single radio personality is able to introduce programming in multiple markets by digitally transferring custom introductions for each local market and inserting them into the playlist via the Company's wide area computer network. StarSystem(TM) enables the Company to make high quality on-air talent available on a cost-effective basis in markets that previously could not afford that level of programming while still maintaining a station's local identity. Management believes that in addition to the cost reductions associated with this system, StarSystem(TM) provides the Company with a competitive advantage by allowing management to implement format changes quickly and to integrate newly acquired stations and clusters more efficiently. To date, the Company has installed this digital technology at 88 stations at a one time cost of approximately $43,000 per station, which has resulted in average cost reductions of approximately $44,000 at each such station on an annualized basis. The Company intends to expand its StarSystem(TM) to an additional 132 stations by December 31, 1998, and plans to develop additional regionalized programming centers during 1998 and 1999 to continue its expansion of StarSystem(TM).

     Create Low Cost Operating Structure. Management believes that it can create a low cost operating structure in mid-sized markets for several reasons. First, because stations in mid-sized markets typically have less direct format competition, the Company is less reliant on expensive on-air celebrities and costly advertising and promotional campaigns to capture listeners. Second, the ownership of multiple stations within a market allows the Company to achieve substantial cost savings through the consolidation of facilities, management, sales and administrative personnel and operating resources (such as on-air talent, programming and music research) and through the elimination of redundant corporate expenses. Furthermore, the Company, as a result of its large station portfolio, combined with the consolidated purchasing power of other companies affiliated with Hicks Muse, has realized volume discounts in such areas as national representation commissions, employee benefits, casualty insurance premiums and other operating expenses.

     Capitalize on Extensive Regional Management Experience. Each of the Company's regional presidents and chief executive officers has extensive industry experience, having served as a senior executive and/or owner of, or consultant to, one or more substantial station groups in mid-sized to large markets. The Company has capitalized on this experience by designing a regional organizational structure to manage its station portfolio effectively and to accommodate future in-market or station group acquisitions. Each regional operating executive reports directly to the Company's Chief Operating Officer. The Company believes that each of its regional executives possesses considerable knowledge of its region's other radio broadcasters and is, therefore, well situated to identify strategic acquisition candidates.

ACQUISITION STRATEGY

     The Company is the leading consolidator of radio stations in mid-sized markets throughout the United States. Management has achieved this position using an acquisition strategy that it believes allows the Company to develop radio station clusters at reasonable prices. The Company first seeks to enter attractive new mid-sized markets by acquiring a leading station (or a group that owns a leading station). The Company then uses the initial acquisition as a platform to acquire additional stations. Management believes that by leveraging its existing infrastructure, knowledge of and relationships with advertisers and substantial experience it can improve the operating performance and financial results of acquired stations. From time to time, the Company may acquire station groups or companies with one or more stations in large or small markets. Although the Company's primary acquisition strategy is to acquire and operate stations in mid-sized markets, the Company may in the future retain and operate such large or small market stations. Any acquisitions made by the Company may be for cash, debt, property or capital stock or stock equivalents of the Company or a combination thereof. From time to time, management anticipates that it also may have opportunities to purchase radio stations outside of the United States and may pursue such opportunities. In addition, management from time to time also evaluates other acquisition opportunities in media related businesses, particularly businesses with significant after tax cash flow generating potential, that it believes would complement the Company's radio broadcasting business, including television, outdoor advertising and international media opportunities. The Company has entered into a long-term, approximately $500 million station exchange agreement with Chancellor Media, pursuant to which Chancellor Media will acquire certain of the SFX stations in large markets in exchange for radio stations to be identified by the Company over a three-year period. See "The Transactions -- The SFX Transactions" and "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."

OWNERSHIP

     The Company represents the largest investment of capital by Hicks Muse and its affiliates. Hicks Muse is a private investment firm with offices in Dallas, New York, St. Louis and Mexico City that specializes in acquisitions, recapitalizations and other principal investing activities. Hicks Muse has a distinctive investment philosophy emphasizing growth of sales and earnings in existing portfolio companies by pursuing strategic acquisitions. Since the firm's inception in 1989, Hicks Muse has completed or has pending more than 200 transactions having a combined transaction value exceeding $26.0 billion. In 1994, Hicks Muse made its first major investment in the radio broadcasting industry when Hicks, Muse, Tate & Furst Equity Fund II, L.P. founded the predecessor of Chancellor Media, which is currently the largest pure-play radio broadcasting company in the United States based on net revenue. Hicks Muse and its affiliates own approximately 11.1% of the outstanding common stock of Chancellor Media, which is Hicks Muse's only other investment in the radio industry.

     Upon completion of the Offering, the purchasers of the Class A Common Stock offered hereby will hold approximately 92.0% of the outstanding Class A Common Stock, representing approximately 4.3% of the total voting power of the outstanding Common Stock, and the existing holders of Class A Common Stock will own the remaining approximately 8.0% of the outstanding Class A Common Stock, representing approximately 0.4% of the total voting power of the outstanding Common Stock. Thomas O. Hicks, the Company's Chairman of the Board, R. Steven Hicks, the Company's President and Chief Executive Officer, and affiliates of Hicks Muse beneficially own all of the outstanding Class C Common Stock, representing approximately 95.3% of the total voting power of the outstanding Common Stock. An affiliate of Hicks Muse owns 84.2% of the Class B Common Stock. See "Risk Factors -- Control of the Company," "Security Ownership of Certain Beneficial Owners" and "Description of Capital Stock."

REGIONAL OPERATING GROUPS

  Regional Executives

     Each of the regional operating groups is operated by a regional president who has extensive industry experience, having served as a senior executive and/or owner of, or consultant to, one or more substantial station groups in mid-sized to large markets.

     Northeast Region. The Northeast Region is managed by its president and chief executive officer, James T. Shea, Jr. Mr. Shea has over 24 years of experience in the radio broadcasting industry. Mr. Shea's operating knowledge and strong advertising relationships helped Commodore become a leading radio group in each of its markets prior to its acquisition by the Company in 1996.

     Southeast Region. The Southeast Region is managed by its president and chief executive officer, Rick Peters. Mr. Peters brings more than 25 years of broadcasting experience to the Company, including, most recently, serving as the President of Peters Communications, Inc., a programming consulting firm affiliated with radio stations in various mid-sized and large markets.

     Southwest Region. The Southwest Region is managed by its president and chief executive officer, John D. Cullen who is also serving on an interim basis as the Company's Chief Operating Officer. Mr. Cullen has served as president and chief operating officer of GulfStar since 1996 and brings more than 16 years of radio experience to the Company. Prior to joining GulfStar, Mr. Cullen served as a regional manager for SFX.

     Midwest Region. The Midwest Region is managed by its president and chief executive officer, Mary K. Quass. Ms. Quass has more than 20 years experience in the radio broadcasting industry in numerous roles, including, most recently, serving as the president and chief executive officer of Quass Broadcasting Company until its acquisition by the Company in January 1998.

     West Region. The West Region will be managed by James P. Donahoe who will become its president and chief executive officer upon the consummation of the SFX Acquisition. Mr. Donahoe has over 15 years of experience in the radio broadcasting industry, including, most recently, serving as a regional vice president of SFX.

     In addition to a regional president, management for each region includes a human resources director, a controller, a director of programming, an engineer and one or more advertising sales personnel.

  Regional Station Portfolios

     The following tables set forth certain information regarding to the Company's station portfolio in each of its five regions, assuming consummation of the SFX Transactions. Stations are grouped on a regional basis according to geographic location and are not necessarily owned by a subsidiary of the regional operating subsidiary.

                        NORTHEAST REGION (ATLANTIC STAR)


                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
                MARKET AND                      SOURCE        MSA     DEMOGRAPHIC    SHARE     SHARE
         STATION CALL LETTERS(1)               COMPANY      RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
         -----------------------               -------      -------   -----------   -------   --------            ------
PROVIDENCE, RI                                                31                      2         2
 WHJJ-AM..................................       SFX                     25-54                           News/Talk
 WHJY-FM..................................       SFX                     18-34                           Album Oriented Rock
 WSNE-FM..................................       SFX                     25-54                           Adult Contemporary
HARTFORD, CT                                                  42                      2         2
 WHCN-FM..................................       SFX                     18-34                           Album Oriented Rock
 WKSS-FM..................................       SFX                     18-34                           Top 40
 WMRQ-FM..................................       SFX                     25-54                           Modern Rock
 WWYZ-FM..................................       SFX                     25-54                           Country
 WPOP-AM..................................       SFX                    M18-49                           Sports
RICHMOND, VA                                                  56                      2         2
 WMXB-FM..................................       SFX                     18-34                           Hot Adult Contemporary
 WBZU-FM..................................       SFX                     18-34                           Alternative
 WKHK-FM..................................       SFX                     25-54                           Country
 WKLR-FM..................................       SFX                     35-64                           Classic Rock
ALBANY-SCHENECTADY-TROY, NY                                   57                      1         1
 WGNA-AM..................................       SFX                     25-54                           Country
 WGNA-FM..................................       SFX                     25-54                           Country
 WPYX-FM..................................       SFX                     18-34                           Album Oriented Rock
 WTRY-AM..................................       SFX                     25-54                           Country
 WTRY-FM..................................       SFX                     18-34                           70's Oldies
ALLENTOWN-BETHLEHEM, PA                                       66                      1         1
 WAEB-AM..................................    Commodore                     35+                          News/Talk/Sports
 WAEB-FM..................................    Commodore                 F18-49                           Hot Adult Contemporary
 WZZO-FM..................................    Commodore                 M18-49                           Album Rock
 WKAP-AM..................................    Commodore                     35+                          Nostalgia
HARRISBURG-LEBANON-CARLISLE, PA                               73                      2         2
 WTCY-AM..................................    Patterson                  35-54                           Urban Adult Contemporary
 WNNK-FM..................................    Patterson                 F25-44                           Contemporary Hits
WILMINGTON, DE                                                74                      3         2
 WJBR-AM..................................    Commodore                 F25-54                           Nostalgia
 WDSD-FM..................................    Benchmark                  25-54                           Country
 WRDX-FM..................................    Benchmark                  25-54                           Album Rock
 WDOV-AM..................................    Benchmark                  25-54                           News/Talk
SPRINGFIELD, MA                                               77                      1         3
 WHMP-AM..................................       SFX                     25-54                           Talk
 WHMP-FM..................................       SFX                     18-34                           Alternative
 WPKX-FM..................................       SFX                     25-54                           Country
NEW HAVEN, CT                                                 95                      1         1
 WPLR-FM..................................       SFX                     18-34                           Album Oriented Rock
 WYBC-FM(6)...............................       SFX                     18-34                           Urban Adult Contemporary

                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
                MARKET AND                      SOURCE        MSA     DEMOGRAPHIC    SHARE     SHARE
         STATION CALL LETTERS(1)               COMPANY      RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
         -----------------------               -------      -------   -----------   -------   --------            ------
ROANOKE, VA(4)                                               102                      2         1
 WROV-AM..................................    Benchmark                  25-54                           Album Rock
 WROV-FM..................................    Benchmark                  18-49                           Album Rock
 WRDJ-FM..................................     Cavalier                  35-64                           Oldies
 WJJS-FM..................................     Cavalier                  18-34                           Contemporary Hits
 WJLM-FM..................................       WRIS                    25-54                           Country
WORCESTER, MA                                                107                      1         1
 WTAG-AM..................................  Knight Quality               35-64                           News/Talk/Sports
 WSRS-FM..................................  Knight Quality              F25-44                           Lite Rock
FAIRFIELD COUNTY, CT(4)                                      112                      2         4
 WNLK-AM..................................    Commodore                     35+                          News/Talk
 WEFX-FM..................................    Commodore                 F18-49                           Classic Hits
 WSTC-AM..................................    Commodore                  25-54                           News/Talk
 WKHL-FM..................................    Commodore                  25-54                           Oldies
PORTSMOUTH-DOVER-ROCHESTER, NH                               117                      2         1
 WHEB-FM..................................  Knight Quality              M25-44                           Album Rock
 WXHT-FM..................................  Knight Quality              F25-44                           Adult Contemporary
 WTMN-AM..................................  Knight Quality              M18-50                           Sports/Talk
HUNTINGTON, WV-ASHLAND, KY                                   140                      1         1
 WTCR-AM..................................    Commodore                  25-54                           Classic Country
 WTCR-FM..................................    Commodore                  25-54                           Country
 WIRO-AM..................................    Commodore                 M25-54                           Sports
 WHRD-AM(5)...............................    Commodore                 M25-54                           Sports
 WZZW-AM..................................    Commodore                 M25-54                           Sports
 WKEE-AM..................................    Commodore                     35+                          Big Band
 WKEE-FM..................................    Commodore                  25-54                           Adult Contemporary
 WAMX-FM..................................    Commodore                 M25-54                           Rock
 WFXN-FM..................................    Commodore                 M25-54                           Classic Rock
 WBVB-FM..................................    Commodore                 M18-49                           Oldies
MANCHESTER, NH                                               194                      2         2
 WGIR-AM..................................  Knight Quality                  35+                          News/Talk/Sports
 WGIR-FM..................................  Knight Quality              M25-49                           Album Rock
WHEELING, WV                                                 218                      1         1
 WWVA-AM..................................      Osborn                   25-54                           Talk/Country
 WOVK-FM..................................      Osborn                   25-54                           Country
 WKWK-FM..................................      Osborn                   25-54                           Lite Rock
 WBBD-AM..................................      Osborn                   25-54                           Nostalgia
 WZNW-FM..................................      Osborn                   25-54                           Hot Adult Contemporary
 WEGW-FM..................................      Osborn                   25-54                           Rock
 WEEL-FM(5)...............................      Osborn                   25-54                           Oldies
WINCHESTER, VA                                               219                      1         1
 WUSQ-FM..................................    Benchmark                  25-54                           Country
 WFQX-FM..................................    Benchmark                  18-49                           Modern Rock
 WNTW-AM..................................    Benchmark                  25-54                           News/Sports/Talk
BURLINGTON, VT                                               222                      2         4t
 WEZF-FM..................................  Knight Quality              F25-54                           Adult Contemporary
LYNCHBURG, VA(4)                                              NA                      1         1
 WLDJ-FM..................................     Cavalier                  35-64                           Oldies
 WJJX-FM..................................     Cavalier                  18-34                           Contemporary Hits
 WJJS-AM..................................     Cavalier                  25-54                           Urban/Solid Gold
 WYYD-FM..................................    Benchmark                  25-54                           Country


---------------
F   Female
M   Male
NA  Information not available.
t   Tied with another radio company.

(1) Actual city of license may be different from metropolitan market served. Market may be different from market definition used under FCC multiple ownership rules. The table does not include SFX station WTAE-AM, which the Company will sell to comply with the requirements of the SFX Consent Decree. See "-- Federal Regulation of Radio Broadcasting -- Federal Antitrust Laws."

(2) MSA rank and Company revenue share rank obtained from BIA Research-Master Access Version 2.0 Radio Analysis Database (current as of February 27,
    1998). Revenue figures based upon 1997 gross revenue for the indicated markets.

(3) Company audience share rank obtained from Arbitron's Radio Market Reports, based on average quarter hour estimates for the last available reporting period ending Fall 1997, for the demographic of persons ages 25-54, listening Monday through Sunday, 6 a.m. to midnight. To account for listeners lost to other nearby markets, a radio station's "local" audience share is derived by comparing the radio station's average quarter hour share to the total average quarter hour share for all stations whose signals are heard within the MSA, excluding audience share for listeners who listen to stations whose signal originate outside the MSA.

(4) Fairfield County is a CSA as defined by Arbitron. The CSA includes the Arbitron markets of Bridgeport, Stamford-Norwalk, and Danbury, Connecticut with market rankings of 112, 134, and 191, respectively. MSA Rank is listed for the Bridgeport market only. The combined rank for the CSA has not been estimated. Fairfield County, Connecticut audience share and revenues obtained from Arbitron's Custom Survey Area Report for the Fall 1997 period. Rankings for Roanoke, Virginia, and Lynchburg, Virginia markets were determined separately, using the City of License to determine the split of the market.

(5) The Company provides certain sales and marketing services to station WEEL-FM in Wheeling, West Virginia pursuant to a JSA. The Company provides certain sales, programming and marketing services to station WHRD-AM in Huntington, West Virginia pursuant to an LMA.

(6) Station to be programmed pursuant to a JSA upon consummation of the SFX Transaction.

                        SOUTHEAST REGION (SOUTHERN STAR)

                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
               MARKET AND                      SOURCE         MSA     DEMOGRAPHIC    SHARE     SHARE
            CALL LETTERS(1)                   COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
            ---------------                   -------       -------   -----------   -------   --------            ------
CHARLOTTE-GASTONIA-ROCK HILL, NC                              36                      2         2
 WLYT-FM................................        SFX                     F25-54                           Lite Adult Contemporary
 WKKT-FM................................        SFX                      25-54                           Country
 WRFX-FM................................        SFX                      18-34                           Album Rock
GREENSBORO, NC                                                40                      4         4
 WHSL-FM................................        SFX                      25-54                           Country
 WMAG-FM................................        SFX                      18-34                           Adult Contemporary
 WMFR-AM................................        SFX                      25-54                           News/Talk
 WTCK-AM................................        SFX                     M18-49                           Sports
NASHVILLE, TN                                                 44                      1         1
 WRVW-FM................................        SFX                      18-34                           Hot Adult Contemporary
 WSIX-FM................................        SFX                      25-54                           Country
 WJZC-FM................................        SFX                      25-54                           Smooth Jazz
 WLAC-FM................................        SFX                      18-34                           Classic Rock
 WLAC-AM................................        SFX                      25-54                           News/Talk/Sports
RALEIGH-DURHAM, NC                                            48                      1         1
 WDCG-FM................................        SFX                      18-34                           Contemporary Hits Radio
 WRDU-FM................................        SFX                      18-34                           Album Oriented Rock
 WRSN-FM................................        SFX                      18-34                           Adult Contemporary
 WTRG-FM................................        SFX                      35-64                           Oldies
JACKSONVILLE, FL                                              51                      1         1
 WAPE-FM................................  Chancellor Media               18-34                           Top 40
 WFYV-FM................................  Chancellor Media              M18-34                           Sports
 WMXQ-FM................................        SFX                      25-54                           Oldies
 WKQL-FM................................        SFX                      35-64                           Album Oriented Rock
 WOKV-AM................................        SFX                     M25-54                           News/Talk/Sports
 WBWL-AM................................        SFX                      25-54                           Sports
BIRMINGHAM, AL                                                55                      3         3
 WMJJ-FM................................       Ameron                   F25-54                           Adult Contemporary
 WERC-AM................................       Ameron                   M35-54                           News/Talk
 WOWC-FM................................       Ameron                    18-44                           Country
GREENVILLE, SC                                                58                      1         1
 WGVL-AM................................        SFX                      25-54                           Gospel
 WMYI-FM................................        SFX                      18-34                           Adult Contemporary
 WROQ-FM................................        SFX                      18-34                           Classic Rock
 WSSL-FM................................        SFX                      25-54                           Country

                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
               MARKET AND                      SOURCE         MSA     DEMOGRAPHIC    SHARE     SHARE
            CALL LETTERS(1)                   COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
            ---------------                   -------       -------   -----------   -------   --------            ------
COLUMBIA, SC                                                  90                      1         1
 WCOS-FM................................     Benchmark                   25-54                           Country
 WHKZ-FM................................     Benchmark                   25-54                           Country
 WVOC-AM................................     Benchmark                   35-64                           News/Talk
 WSCQ-FM................................     Benchmark                   25-54                           Adult Standards
 WCOS-AM................................     Benchmark                   25-54                           Country
 WNOK-FM................................    Emerald City                 25-54                           Contemporary Hits
MELBOURNE-TITUSVILLE-COCOA, FL                                96                      1         1
 WMMB-AM................................        City                        50+                          Nostalgia
 WBVD-FM................................        City                     35-64                           Classic Rock
 WMMV-AM................................        EZY                      35-64                           Nostalgia
 WLRQ-FM................................        EZY                      25-54                           Adult Contemporary
 WHKR-FM................................       Roper                     25-54                           Country
HUNTSVILLE, AL                                               113                      1         1
 WDRM-FM................................       Dixie                     25-54                           Country
 WHOS-AM................................       Dixie                     25-54                           News
 WBHP-AM................................       Dixie                     25-54                           CNN News
 WTAK-FM................................      Griffith                  M25-54                           Classic Rock
 WXQW-FM................................      Griffith                   25-54                           Oldies
 WWXQ-FM................................      Griffith                   25-54                           Oldies
FT. PIERCE-STUART-VERO BEACH, FL                             119                      1         1
 WZZR-FM................................     Commodore                  M18-49                           Classic Rock
 WQOL-FM................................     Commodore                   25-54                           Oldies
 WPAW-FM(4).............................     Commodore                   25-54                           Country
 WBBE-FM................................     Commodore                   25-54                           Adult Contemporary
 WAVW-FM................................     Commodore                   25-54                           Country
 WAXE-AM................................     Commodore                      35+                          News/Talk/Financial
MONTGOMERY, AL                                               143                      2         1
 WZHT-FM................................     Benchmark                   25-54                           Urban
 WMCZ-FM................................     Benchmark                   25-54                           Urban/Adult Contemporary
 WQLD-FM................................     Benchmark                      35+                          Oldies
SAVANNAH, GA                                                 154                      1         1
 WCHY-AM................................     Patterson                   35-54                           Country
 WCHY-FM................................     Patterson                   25-54                           Country
 WYKZ-FM................................     Patterson                   25-54                           Soft Adult Contemporary
 WAEV-FM................................     Patterson                   18-49                           Adult Contemporary
 WSOK-AM................................     Patterson                   25-54                           Gospel
 WLVH-FM................................     Patterson                   25-54                           Urban Adult Contemporary
ASHEVILLE, NC                                                176                      1         1
 WWNC-AM................................       Osborn                    25-54                           Country
 WKSF-FM................................       Osborn                    25-54                           Country
TUSCALOOSA, AL                                               215                      1         1
 WACT-AM................................       Osborn                    25-54                           Gospel
 WRTR-FM................................       Osborn                    25-54                           Classic Rock
 WTXT-FM................................       Osborn                    25-54                           Country
 WZBQ-FM................................       Grant                     18-34                           Contemporary Hits
JACKSON, TN                                                  260                      1         1
 WTJS-AM................................       Osborn                    25-54                           News/Talk
 WTNV-FM................................       Osborn                    25-54                           Country
 WYNU-FM................................       Osborn                    25-54                           Classic Rock
STATESVILLE, NC                                               NA                     NA         NA
 WFMX-FM................................     Benchmark                   25-54                           Country
 WSIC-AM................................     Benchmark                   25-54                           News/Talk
GADSDEN, AL                                                   NA                     NA         NA
 WAAX-AM................................       Osborn                    25-54                           News/Talk
 WQEN-FM................................       Osborn                    25-54                           Adult Contemporary

---------------

F   Female
M   Male
NA  Information not available.

(1) Actual city of license may be different from metropolitan market served. Market may be different from market definition used under FCC multiple ownership rules. The table does not include SFX station WJDX-FM, which the Company will sell to comply with the requirements of the SFX Consent Decree. See " -- Federal Regulation of Radio Broadcasting -- Federal Antitrust Laws."

(2) MSA rank and Company revenue share rank obtained from BIA Research-Master Access, Version 2.0 Radio Analysis Database (current as of February 27,
    1998). Revenue figures based upon 1997 gross revenue for the indicated markets.

(3) Company audience share rank obtained from Arbitron's Radio Market Reports, based on average quarter hour estimates for the last available reporting period ending Fall 1997, for the demographic of persons ages 25-54, listening Monday through Sunday, 6 a.m. to midnight. To account for listeners lost to other nearby markets, a radio station's "local" audience share is derived by comparing the radio station's average quarter hour share to the total average quarter hour share for all stations whose signals are heard within the MSA, excluding audience share for listeners who listen to stations whose signal originate outside the MSA.

(4) The Company provides certain sales and marketing services to station WPAW-FM in Ft. Pierce-Stuart-Vero Beach, Florida, pursuant to a JSA.

                          SOUTHWEST REGION (GULFSTAR)


                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
               MARKET AND                      SOURCE         MSA     DEMOGRAPHIC    SHARE     SHARE
        STATION CALL LETTERS(1)               COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
        -----------------------               -------       -------   -----------   -------   --------            ------
AUSTIN, TX                                                    50                      1         1
 KASE-FM................................     Butler/SFX                  25-54                           Country
 KVET-FM................................     Butler/SFX                  25-54                           Country
 KVET-AM................................     Butler/SFX                  25-54                           News/Talk/Sports
BATON ROUGE, LA                                               81                      1         1
 WYNK-FM................................      GulfStar                   25-54                           Country
 WYNK-AM................................      GulfStar                      12+                          Disney
 WJBO-AM................................      GulfStar                  M35-64                           News/Talk/Sports
 WLSS-FM................................      GulfStar                  F18-35                           Contemporary Hits
 KRVE-FM................................      McForhun                  F25-54                           Adult Contemporary
 WSKR-AM................................     Livingston                 M25-54                           Sports
WICHITA, KS                                                   89                      3         2
 KKRD-FM................................        SFX                      18-34                           Contemporary Hits Radio
 KRZZ-FM................................        SFX                      18-34                           Classic Rock
 KNSS-AM................................        SFX                     M35-64                           News/Talk/Sports
JACKSON, MS                                                  118                      1         2
 WMSI-FM................................        SFX                      25-54                           Country
 WKTF-FM................................        SFX                      18-49                           Country
 WSTZ-FM................................        SFX                      25-54                           Album Rock
 WJDS-AM................................        SFX                        M18+                          Sports
PENSACOLA, FL                                                123                      1         1
 WMEZ-FM................................     Patterson                  F25-54                           Soft Adult Contemporary
 WXBM-FM................................     Patterson                   25-54                           Country
 WWSF-FM................................     Patterson                   35-54                           Oldies
CORPUS CHRISTI, TX                                           127                      1         1
 KRYS-FM................................      GulfStar                   25-54                           Country
 KRYS-AM................................      GulfStar                      12+                          Disney
 KMXR-FM................................      GulfStar                  F20-45                           Hot Adult Contemporary
 KNCN-FM................................      GulfStar                  M18-44                           Active Rock
 KUNO-AM................................        KDOS                     25-54                           Spanish
 KSAB-FM................................        KDOS                     25-54                           Tejano
BEAUMONT, TX                                                 128                      1         1
 KLVI-AM................................      GulfStar                      30+                          News/Talk
 KYKR-FM................................      GulfStar                   25-54                           Country
 KKMY-FM................................      GulfStar                   30-54                           Adult Contemporary
 KIOC-FM................................      GulfStar                   18-34                           Contemporary Hits
SHREVEPORT, LA                                               129                      2         3
 KRMD-FM................................     Benchmark                   25-54                           Country
 KRMD-AM................................     Benchmark                   25-54                           Sports
BILOXI-GULFPORT-PASCAGOULA, MS                               137                      1         1
 WKNN-FM................................        SFX                      25-54                           Country
 WMJY-FM................................        SFX                      25-54                           Adult Contemporary

                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
               MARKET AND                      SOURCE         MSA     DEMOGRAPHIC    SHARE     SHARE
        STATION CALL LETTERS(1)               COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
        -----------------------               -------       -------   -----------   -------   --------            ------
TYLER-LONGVIEW, TX                                           141                      1         1
 KNUE-FM................................      GulfStar                   25-54                           Country
 KISX-FM................................      GulfStar                   18-34                           Adult Contemporary
 KTYL-FM................................      GulfStar                  F30-54                           Adult Contemporary
 KKTX-AM(4).............................      Noalmark                  M30-49                           Classic Rock
 KKTX-FM(4).............................      Noalmark                  M30-49                           Classic Rock
KILLEEN, TX                                                  151                      1         1
 KIIZ-FM................................      GulfStar                   25-54                           Urban
 KLFX-FM(5).............................      GulfStar                   18-34                           Active Rock
FAYETTEVILLE, AR                                             156                      1         1
 KEZA-FM................................      GulfStar                   25-54                           Soft Adult Contemporary
 KKIX-FM................................      GulfStar                   25-54                           Country
 KMXF-FM................................      GulfStar                   25-54                           Hot Adult Contemporary
 KJEM-FM................................        KJEM                     35-64                           Classic Rock
FT. SMITH, AR                                                169                      1         1
 KWHN-AM................................      GulfStar                   35-64                           News/Talk
 KMAG-FM................................      GulfStar                   25-59                           Country
 KZBB-FM................................     Booneville                  25-54                           Contemporary Hits
LUBBOCK, TX.............................                     173                      1         1
 KFMX-FM................................      GulfStar                  M18-34                           Active Rock
 KKAM-AM................................      GulfStar                      18+                          Talk
 KZII-FM................................      GulfStar                   12-34                           Contemporary Hits
 KFYO-AM................................      GulfStar                      35+                          News/Talk/Sports
 KCRM-FM................................      GulfStar                  F18-49                           Classic Rock
 KKCL-FM................................  American General               35-64                           Oldies
MIDLAND, TX                                                  174                      2         2
 KCDQ-FM(4).............................      Champion                   18-34                           Classic Rock
 KCHX-FM(4).............................      Champion                   18-34                           Contemporary Hits Radio
 KMRK-FM(4).............................      Champion                   25-54                           Tejano
AMARILLO, TX                                                 188                      2         2
 KMML-FM(4).............................      Champion                   25-54                           Country
 KBUY-FM(4).............................      Champion                   25-54                           Country
 KNSY-FM(4).............................      Champion                   18-34                           Hot Adult Contemporary
 KIXZ-AM(4).............................      Champion                   35-64                           Nostalgia
WACO, TX                                                     192                      1         1
 KBRQ-FM................................      GulfStar                  M25-54                           Classic Rock
 KKTK-AM................................      GulfStar                  M18-49                           Sports
 WACO-FM................................      GulfStar                   25-54                           Country
 KCKR-FM................................      GulfStar                   18-49                           New Country
 KWTX-FM................................      GulfStar                  F25-54                           Contemporary Hits
 KWTX-AM................................      GulfStar                   25-54                           News/Talk
ALEXANDRIA, LA                                               200                      1         1
 KRRV-FM(4).............................      Champion                   25-54                           Country
 KKST-FM(4).............................      Champion                   18-34                           Adult Contemporary
 KZMZ-FM(4).............................      Champion                   18-34                           Classic Rock
 KDBS-AM(4).............................      Champion                   25-54                           News/Talk
TEXARKANA, TX                                                241                      1         1
 KKYR-AM................................      GulfStar                   25-54                           Country
 KKYR-FM................................      GulfStar                   25-54                           Country
 KTHN-FM................................      GulfStar                   18-49                           Contemporary Hits
 KYGL-FM................................      GulfStar                   35-49                           Classic Rock
 KTFS-AM(4).............................        KATQ                     25-54                           Talk
 KTWN-FM(4).............................        KATQ                     18-34                           Hot Adult Contemporary
LAWTON, OK                                                   249                      1         1
 KLAW-FM................................        KLAW                     25-54                           Country
 KZCD-FM................................        KLAW                    M25-54                           Rock

                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
               MARKET AND                      SOURCE         MSA     DEMOGRAPHIC    SHARE     SHARE
        STATION CALL LETTERS(1)               COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
        -----------------------               -------       -------   -----------   -------   --------            ------
LUFKIN, TX                                                    NA                     NA         1
 KYKS-FM................................      GulfStar                      12+                          Country
 KAFX-FM................................      GulfStar                   18-49                           Contemporary Hits
 KTBQ-FM(4).............................     Class Act                   18-34                           Classic Rock
 KSFA-AM(4).............................     Class Act                   25-54                           News/Talk/Sports
VICTORIA, TX                                                  NA                     NA         1
 KIXS-FM................................      GulfStar                   25-54                           Country
 KLUB-FM................................      GulfStar                   25-49                           Classic Rock

---------------

F   Female
M   Male
NA  Information not available.

(1) Actual city of license may be different from metropolitan market served. Market may be different from market definition used under FCC multiple ownership rules.
(2) MSA rank and Company revenue share rank obtained from BIA Research-Master Access, Version 2.0 Radio Analysis Database (current as of February 27,
    1998). Revenue figures based upon 1997 gross revenue for the indicated markets.

(3) Company audience share rank obtained from Arbitron's Radio Market Reports, based on average quarter hour estimates for the last available reporting period ending Fall 1997, except for Lufkin, Texas, and Victoria, Texas, which are reported as of Spring 1997 because the markets were not rated for the Fall 1997 period, for the demographic of persons ages 25-54, listening Monday through Sunday, 6 a.m. to midnight. To account for listeners lost to other nearby markets, a radio station's "local" audience share is derived by comparing the radio station's average quarter hour share to the total average quarter hour share for all stations whose signals are heard within the MSA, excluding audience share for listeners who listen to stations whose signal originate outside the MSA.

(4) The Company provides certain sales, programming and marketing services to stations KTFS-AM and KTWN-FM in Texarkana, Texas and pending the consummation of the respective Pending Acquisitions, the Company provides certain sales, programming and marketing services pursuant to LMAs to stations KKTX-FM and KKTX-AM in Tyler-Longview, Texas; KCDQ-FM, KCHX-FM and KMRK-FM in Midland, Texas; KMML-FM, KBUY-FM, KNSY-FM and KIXZ-AM in Amarillo, Texas; KRRV-FM, KKST-FM, KZMZ-FM and KDBS-AM in Alexandria, Louisiana; and KTBQ-FM and KSFA-AM in Lufkin, Texas.

(5) The Company provides certain sales and marketing services to station KLFX-FM in Killeen, Texas, pursuant to a JSA.

                         MIDWEST REGION (CENTRAL STAR)

                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
              MARKET AND                      SOURCE          MSA     DEMOGRAPHIC    SHARE     SHARE
        STATION CALL LETTERS(1)               COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
        -----------------------               -------       -------   -----------   -------   --------            ------
MILWAUKEE, WI                                                  30                     4         5
 WISN-AM...............................         SFX                                                      Talk
 WLTQ-FM...............................         SFX                                                      Lite Adult Contemporary
INDIANAPOLIS, IN                                               37                     2         3
 WFBQ-FM...............................         SFX                                                      Album Oriented Rock
 WNDE-AM...............................         SFX                                                      News/Talk
 WRZX-FM...............................         SFX                                                      Alternative
GRAND RAPIDS, MI                                               65                     2         2
 WGRD-FM...............................      Patterson                   18-34                           Modern Rock
 WRCV-AM...............................      Patterson                      35+                          Country
 WLHT-FM...............................      Patterson                   25-54                           Adult Contemporary
 WQFN-FM...............................      Patterson                  F25-54                           Soft Adult Contemporary
DES MOINES, IA                                                 88                     3         3t
 KHKI-FM...............................  Community Pacific               25-54                           Country
 KGGO-FM...............................  Community Pacific               25-54                           Album Rock
 KDMI-AM...............................  Community Pacific                  NA                           Gospel/Talk
MADISON, WI                                                   120                     1         1
 WIBA-AM...............................       Madison                    35-64                           News/Talk
 WIBA-FM...............................       Madison                    25-54                           Classic Rock
 WMAD-FM...............................       Madison                    18-34                           Modern Rock
 WTSO-AM...............................       Madison                    35-64                           Nostalgia
 WZEE-FM...............................       Madison                    18-49                           Contemporary Hits
 WMLI-FM...............................       Madison                   F25-54                           Soft Adult Contemporary
SPRINGFIELD, IL                                               190                     3         3
 WFMB-AM...............................      Patterson                  M35-64                           News/Talk/Sports
 WFMB-FM...............................      Patterson                   25-54                           Country
 WCVS-FM...............................      Patterson                   25-54                           Classic Hits

                                                                                    COMPANY   COMPANY
                                                                        TARGET      REVENUE   AUDIENCE
              MARKET AND                      SOURCE          MSA     DEMOGRAPHIC    SHARE     SHARE
        STATION CALL LETTERS(1)               COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
        -----------------------               -------       -------   -----------   -------   --------            ------
CEDAR RAPIDS, IA                                              199                     2         1
 KHAK-FM...............................        Quass                     25-54                           Country
 KDAT-FM...............................        Quass                     25-54                           Soft Rock
BATTLE CREEK-KALAMAZOO, MI                                    232                     1         1
 WBCK-AM...............................      Patterson                   35-64                           News/Talk
 WBXX-FM...............................      Patterson                   25-54                           Adult Contemporary
 WRCC-AM...............................      Patterson                      45+                          Nostalgia
 WWKN-FM...............................      Patterson                   35-64                           Oldies

---------------

F   Female
M   Male
NA  Information not available.

(1) Actual city of license may be different from metropolitan market served. Market may be different from market definition used under FCC multiple ownership rules.

(2) MSA rank and Company revenue share rank obtained from BIA Research-Master Access, Version 2.0 Radio Analysis Database (current as of February 27,
    1998). Revenue figures based upon 1997 gross revenue for the indicated markets.

(3) Company audience share rank obtained from Arbitron's Radio Market Reports, based on average quarter hour estimates for the last available reporting period ending Fall 1997, for the demographic of persons ages 25-54, listening Monday through Sunday, 6 a.m. to midnight. To account for listeners lost to other nearby markets, a radio station's "local" audience share is derived by comparing the radio station's average quarter hour share to the total average quarter hour share for all stations whose signals are heard within the MSA, excluding audience share for listeners who listen to stations whose signal originate outside the MSA.

                           WEST REGION (PACIFIC STAR)


                                                                                   COMPANY   COMPANY
                                                                       TARGET      REVENUE   AUDIENCE
              MARKET AND                     SOURCE          MSA     DEMOGRAPHIC    SHARE     SHARE
       STATION CALL LETTERS(1)               COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
       -----------------------               -------       -------   -----------   -------   --------            ------
HONOLULU, HI                                                 59                      1         1
 KSSK-AM..............................      Patterson                   25-54                           Hot Adult Contemporary
 KSSK-FM..............................      Patterson                   25-54                           Hot Adult Contemporary
 KUCD-FM..............................      Patterson                   35-54                           Modern Adult Contemporary
 KHVH-AM..............................      Patterson                   35-64                           News/Talk
 KKLV-FM..............................      Patterson                  M35-54                           Classic Rock
 KIKI-AM..............................      Patterson                   18-34                           Country
 KIKI-FM..............................      Patterson                   18-34                           Urban
TUCSON, AZ                                                   61                      1         2
 KCEE-AM..............................         SFX                      35-64                           Nostalgia
 KNST-AM..............................         SFX                      25-54                           News/Talk/Sports
 KRQQ-FM..............................         SFX                      18-34                           Contemporary Hits Radio
 KWFM-FM..............................         SFX                      35-64                           Oldies
FRESNO, CA                                                   64                      2         2
 KBOS-FM..............................      Patterson                   18-34                           Contemporary Hits
 KCBL-AM..............................      Patterson                  M18-49                           Sports/Talk
 KRZR-FM..............................      Patterson                  M18-49                           Album Rock
 KRDU-AM..............................      Patterson                   35-64                           Religion
 KSOF-FM..............................      Patterson                   25-54                           Soft Rock
 KEZL-FM..............................      Americom                    35-54                           Smooth Jazz
 KFSO-FM..............................      Americom                    25-54                           Oldies
 KALZ-FM..............................      Americom                    25-54                           Adult Contemporary
 KFSO-AM..............................      Americom                       NA                           Oldies
MODESTO-STOCKTON, CA(4)                                     121                      2         2
 KFRY-FM..............................  Community Pacific               18-49                           Country
 KJAX-AM..............................  Community Pacific               35-64                           News/Talk
 KJSN-FM..............................  Community Pacific               25-54                           Adult Contemporary
 KFIV-AM..............................  Community Pacific               35-64                           News/Talk
 KOSO-FM..............................        KOSO                      25-54                           Adult Contemporary
ANCHORAGE, AK                                               170                      2         1
 KBFX-FM..............................  Community Pacific               18-49                           Classic Rock
 KASH-FM..............................  Community Pacific               25-54                           Country
 KENI-AM..............................  Community Pacific               25-54                           News/Talk
 KTZN-AM..............................        COMCO                     25-54                           Sports/Talk
 KGOT-FM..............................        COMCO                     25-54                           Contemporary Hits
 KYMG-FM..............................        COMCO                     25-54                           Adult Contemporary
FAIRBANKS, AK(4)                                             NA                     NA         1
 KIAK-FM..............................        COMCO                     25-54                           Country
 KIAK-AM..............................        COMCO                     25-54                           News/Talk
 KAKQ-FM..............................        COMCO                     25-54                           Adult Contemporary

                                                                                   COMPANY   COMPANY
                                                                       TARGET      REVENUE   AUDIENCE
              MARKET AND                     SOURCE          MSA     DEMOGRAPHIC    SHARE     SHARE
       STATION CALL LETTERS(1)               COMPANY       RANK(2)      GROUP      RANK(2)   RANK(3)             FORMAT
       -----------------------               -------       -------   -----------   -------   --------            ------
FARMINGTON, NM                                               NA                     NA         NA
 KKFG-FM..............................      GulfStar                    25-54                           Country
 KDAG-FM..............................      GulfStar                   M25-54                           Classic Rock
 KCQL-AM..............................      GulfStar                       35+                          Oldies/Talk
 KTRA-FM..............................      GulfStar                    18-49                           Traditional Country
YUMA, AZ                                                     NA                     NA         1
 KYJT-FM..............................    Commonwealth                  25-49                           Classic Rock
 KTTI-FM..............................    Commonwealth                  25-54                           Country
 KBLU-AM..............................    Commonwealth                  35-64                           News/Talk/Sports


---------------

F   Female
M   Male
NA  Information not available.

(1) Actual city of license may be different from metropolitan market served. Market may be different from market definition used under FCC multiple ownership rules.

(2) MSA rank and Company revenue share obtained from BIA Research-Master Access, Version 2.0 Radio Analysis Database (current as of February 27, 1998). Revenue figures based upon 1997 gross revenue for the indicated markets.

(3) Company audience share rank obtained from Arbitron's Radio Market Reports, based on average quarter hour estimates for the last available reporting period ending Fall 1997, for the demographic of persons ages 25-54, listening Monday through Sunday, 6 a.m. to midnight, except for the Yuma, Arizona market which was obtained from AccuRatings, Spring 1997. To account for listeners lost to other nearby markets, a radio station's "local" audience share is derived by comparing the radio station's average quarter hour share to the total average quarter hour share for all stations whose signals are heard within the MSA, excluding audience share for listeners who listen to stations whose signal originate outside the MSA.


(4) Modesto-Stockton, CA is a CSA as defined by Arbitron and includes the Arbitron markets of Modesto, CA and Stockton, CA with market rankings of 121 and 83, respectively. Fairbanks, Alaska is also a CSA as defined by Arbitron; audience share and audience share rank were obtained from Arbitron's Fall 1997 CSA Market Report.


COMPETITION; CHANGES IN BROADCASTING INDUSTRY

     The radio broadcasting industry is highly competitive. The success of each of the Company's stations depends largely upon its audience ratings and its share of the overall advertising revenue within its market. The Company's stations compete for listeners and advertising revenue directly with other radio stations as well as with advertising and other media within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of a specific demographic group in each of its markets, the Company is able to attract advertisers seeking to reach those listeners. In addition to competition for market share, the Company competes for acquisition opportunities with other radio broadcasting companies, including Jacor Broadcasting Corp., Clear Channel Communications, Inc. and CBS Inc.

     Factors that are material to a radio station's competitive position include management experience, the station's local audience rank in its market, transmitter power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations and other advertising media in the market area. The Company attempts to improve its competitive position with promotional campaigns aimed at the demographic groups targeted by its stations and by sales efforts designed to attract advertisers. Recent changes in the FCC's policies and rules permit increased ownership and operation of multiple local radio stations. Management believes that radio stations that elect to take advantage of joint arrangements such as LMAs or JSAs may in certain circumstances have lower operating costs and may be able to offer advertisers more attractive rates and services. Although the Company currently operates several multiple station groups and intends to pursue the creation of additional multiple station groups, the Company's competitors in certain markets include operators of multiple stations or operators who already have entered into LMAs or JSAs.

     The radio broadcasting industry is highly competitive, although some barriers to entry exist. The operation of a radio broadcast station requires a license from the FCC and the number of radio stations that can operate in a given market is limited by the availability of FM and AM radio frequencies allotted by the FCC to communities in that market, as well as by the FCC's multiple ownership rules that regulate the number of stations that may be owned and controlled by a single entity. See "-- Federal Regulation of Radio Broadcasting."

     The Company's stations also compete for audiences and advertising revenues within their respective markets directly with other radio stations, as well as with other media such as newspapers, magazines, cable television, outdoor advertising and direct mail. In addition, the radio broadcasting industry is subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, by satellite and by DAB. DAB may deliver by satellite to nationwide and regional audiences, multi-channel, multi-format, digital radio services with sound quality equivalent to compact discs. The delivery of information through the presently unregulated Internet also could create a new form of competition. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry.

     The FCC has allocated spectrum for a new technology, digital audio radio services ("DARS"), to deliver audio programming. The FCC has adopted licensing and operating rules for DARS and in April 1997 awarded two licenses for this service. DARS may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and/or national audiences. Digital technology also may be used in the future by terrestrial radio broadcast stations either on existing or alternate broadcasting frequencies, and the FCC has stated that it will consider making changes to its rules to permit AM and FM radio stations to offer digital sound following industry analysis of technical standards. In addition, the FCC has authorized an additional 100 kHz of bandwidth for the AM band and has allotted frequencies in this new band to certain existing AM station licensees that applied for migration to the expanded AM band prior to the FCC's cut-off date, subject to the requirement that such licensees apply to the FCC to implement operations on their expanded band frequencies. At the end of a transition period, those licensees will be required to return to the FCC either the license for their existing AM band station or the license for the expanded AM band station.

     The Company cannot predict what other matters might be considered in the future by the FCC, nor can it assess in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

     The Company employs a number of on-air personalities and generally enters into employment agreements with certain of these personalities to protect its interests in those relationships that it believes to be valuable. The loss of certain of these personalities could result in a short-term loss of audience share, but the Company does not believe that any such loss would have a material adverse effect on the Company.

FEDERAL REGULATION OF RADIO BROADCASTING

     The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; and adopts and implements regulations and policies that directly affect the ownership, operation and employment practices of stations. The FCC has the power to impose penalties for violation of its rules or the Communications Act.

     The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of radio stations.

     FCC Licenses. Radio stations operate pursuant to broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years and are subject to renewal upon application to the FCC. The FCC licenses for the Company's stations are held by certain of the Company's subsidiaries. During certain periods when renewal applications are pending, petitions to deny license renewals can be filed by interested parties, including members of the public. Historically, the Company's management has not experienced any material difficulty in renewing any licenses for stations under its control. The FCC is required to hold hearings on a station's renewal application if a substantial or material question of fact exists as to whether (i) the station has served the public interest, convenience and necessity, (ii) there have been serious violations by the licensee of the Communications Act or the FCC rules thereunder or (iii) there have been other violations by the licensee of the Communications Act or the FCC rules thereunder that, taken together, constitute a pattern of abuse. Historically, FCC licenses have generally been renewed. The Company has no reason to believe that its licenses will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of the Company's licenses could have a material adverse effect on the Company.

     The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either: Class A stations, which operate on an unlimited time basis and are designated to render primary and secondary service over an extended area; Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; and Class D stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power. A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the suburban and rural areas immediately contiguous thereto. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

     The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1 and C.

     Ownership Matters. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the licensee, including compliance with the various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein, and compliance with the Communications Act's limitations on alien ownership as well as compliance with other FCC policies, including FCC equal employment opportunity requirements.

     A transfer of control of a corporation controlling a broadcast license may occur in various ways. For example, a transfer of control occurs if an individual stockholder gains or loses "affirmative" or "negative" control of such corporation through issuance, redemption or conversion of stock. "Affirmative" control would consist of control of more than 50% of such corporation's outstanding voting power and "negative" control would consist of control of exactly 50% of such voting power. To obtain the FCC's prior consent to assign or transfer control of a broadcast license, appropriate applications must be filed with the FCC. If the application involves a "substantial change" in ownership or control, the application must be placed on public notice for a period of approximately 30 days during which petitions to deny the application may be filed by interested parties, including members of the public. If the application does not involve a "substantial change" in ownership or control, it is a "pro forma" application. The "pro forma" application is nevertheless subject to having informal objections filed against it. If the FCC grants an assignment or transfer application, interested parties have approximately 30 days from public notice of the grant to seek reconsideration of that grant. Generally, parties that do not file initial petitions to deny or informal objections against the application face a high hurdle in seeking reconsideration of the grant. The FCC normally has approximately an additional ten days to set aside such grant on its own motion. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer of the broadcast license to any party other than the assignee or transferee specified in the application.

     In response to the Telecom Act, the FCC amended its multiple ownership rules to eliminate the national limits on ownership of AM and FM stations. Additionally, it established new local ownership rules that use a sliding scale of permissible ownership, depending on market size. In radio markets with 45 or more commercial radio stations, a licensee may own up to eight stations, no more than five of which can be in a single radio service (i.e., no more than five AM or five FM). In radio markets with 30 to 44 commercial radio stations, a licensee may own up to seven stations, no more than four of which can be in a single radio service. In radio markets having 15 to 29 commercial radio stations, a licensee may own up to six radio stations, no more than four of which can be in a single radio service. Finally, in radio markets having 14 or fewer commercial radio stations, a licensee may own up to five radio stations, no more than three of which can be in the same service; provided that the licensee may not own more than one half of the radio stations in the market. FCC ownership rules continue to permit an entity to own one FM and one AM station in a local market regardless of market size.

     The Communications Act and FCC rules also prohibit the common ownership, operation or control of a radio broadcast station and a television broadcast station serving the same geographic market (subject to a waiver of such prohibition if certain conditions are satisfied) and of a radio broadcast station and a daily newspaper serving the same geographic market. Under these rules, absent waivers, the Company would not be permitted to acquire any daily newspaper or television broadcast station (other than low-power television) in any geographic market in which it now owns radio broadcast properties. On October 1, 1996, the FCC commenced a proceeding to explore possible revisions of its policies concerning waiver of the newspaper/radio cross-ownership restrictions. The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding, or through subsidiaries controlling, broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock (or 10% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors) are generally attributable.


     Thomas O. Hicks, the Company's Chairman of the Board, is the President, the sole director and the sole shareholder of HM2/Chancellor Holdings, Inc., which through its subsidiaries, including Chancellor Media (for which Thomas O. Hicks serves on an interim basis as the Chief Executive Officer until June 1, 1998), holds attributable interests in radio stations in various markets in the States of Arizona, California, Colorado, Florida, Georgia, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, Pennsylvania, and Texas, as well as in Washington, D.C. Thomas O. Hicks is also the President, the sole director and the sole shareholder of HM3/Sunrise, Inc., which through its subsidiaries owns television stations in California, Michigan, New York and Ohio and is seeking to acquire an attributable interest in television stations in Rhode Island, Texas and Vermont. In addition, Thomas O. Hicks is the sole member and director of TOH/Ranger, LLC, which controls LIN Holdings Corporation ("LHC"), the parent corporation of LIN, and is a director and Chairman of LHC and LIN. LIN and its subsidiaries own television stations in Connecticut, New York, Virginia, Indiana, Illinois, and Texas, and have agreements to acquire interests in television stations in Alabama, California and Michigan. Lawrence
D. Stuart, Jr. and Eric C. Neuman, directors of the Company, also serve as directors of Chancellor Media, LHC and LIN.


     In determining whether the Company is in compliance with the local ownership limits on AM and FM stations, the FCC will consider the Company's AM and FM holdings as well as the attributable broadcast interests of the Company's officers, directors and attributable stockholders. Accordingly, the attributable broadcast interests of the Company's officers and directors described in the preceding paragraph will limit the number of radio stations the Company may acquire or own in any market in which such officers or directors hold or acquire attributable broadcast interests. In addition, the Company's officers and directors may from time to time hold various nonattributable interests in media properties.

     The FCC "one-to-a-market" rule generally prohibits an entity from holding an attributable interest in both a television station and radio stations in the same market. The FCC has granted waivers of this rule in certain circumstances. Some such waivers (including one recently granted for the Company's stations in the New Haven, Connecticut market) have been conditioned on the outcome of a pending rulemaking proceeding in which the FCC is considering whether to modify the rule and/or the current waiver policy. Requests for similar "one-to-a-market" waivers in other markets are pending before the FCC in the application for approval of the SFX Acquisition and the Austin Acquisition. There can be no assurance that these waiver requests will be granted. Likewise, depending on the outcome of the pending FCC rulemaking, the Company may in the future have to divest stations for which "one-to-a-market" waivers were previously granted.

     Under its "cross-interest" policy, the FCC considers certain "meaningful" relationships among competing media outlets in the same market, even if the ownership rules do not specifically prohibit the relationship. Under the cross-interest policy, the FCC in certain instances may prohibit one party from acquiring an attributable interest in one media outlet and a substantial non-attributable economic interest in another media outlet in the same market. Under this policy, the FCC may consider significant equity interests combined with an attributable interest in a media outlet in the same market, joint ventures, and common key employees among competitors. The cross-interest policy does not necessarily prohibit all of these interests, but requires that the FCC consider whether, in a particular market, the "meaningful" relationships between competitors could have a significant adverse effect upon economic competition and program diversity. Heretofore, the FCC has not applied its cross-interest policy to LMAs and JSAs between broadcast stations. In its ongoing rulemaking proceeding concerning the attribution rules described below, the FCC has sought comment on, among other things, (i) whether the cross-interest policy should be applied only in smaller markets and (ii) whether non-equity financial relationships such as debt, when combined with multiple business interrelationships such as LMAs and JSAs, raise concerns under the cross-interest policy.

     The Communications Act prohibits the issuance of broadcast licenses to, or the holding of broadcast licenses by, any corporation of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country (collectively, "Aliens"). The Communications Act also authorizes the FCC, if the FCC determines that it would be in the public interest, to prohibit the issuance of a broadcast license to, or the holding of a broadcast license by, any corporation directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by Aliens. The FCC has issued interpretations of existing law (i) under which these restrictions in modified form apply to other forms of business organizations, including partnerships and
(ii) indicating how alien interests in a company that are held directly through intermediate entities should be considered in determining whether that company is in compliance with these alien ownership restrictions. As a result of these provisions, the licenses granted to the radio station subsidiaries of the Company by the FCC could be revoked if, among other restrictions imposed by the FCC, more than 25% of the Company's stock were directly or indirectly owned or voted by Aliens. The Company's Certificate of Incorporation restricts the ownership, voting and transfer of the Company's capital stock in accordance with the Communications Act and the rules of the FCC, and prohibits ownership of more than 25% of the Company's outstanding capital stock (or more than 25% of the voting rights it represents) by or for the account of Aliens or corporations otherwise subject to domination or control by Aliens. The Certificate of Incorporation authorizes the Company's Board of Directors to adopt such provisions as it deems necessary to enforce these prohibitions. In addition, the Certificate of Incorporation provides that shares of capital stock of the Company determined by the Company's Board of Directors to be owned beneficially by an Alien or an entity directly or indirectly owned by Aliens in whole or in part shall always be subject to redemption by the Company by action of the Board of Directors to the extent necessary, in the judgment of the Board of Directors, to comply with these alien ownership restrictions. See "Description of Capital Stock."

     Local Marketing Agreements. Over the past few years, a number of radio stations have entered into what have commonly been referred to as local marketing agreements or LMAs. While these agreements may take varying forms, under a typical LMA, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these arrangements, separately-owned stations could agree to function cooperatively in programming, advertising sales and similar matters, subject to the requirement that the licensee of each station maintain independent control over the programming and operations of its own station. One typical type of LMA is a programming agreement between two separately-owned radio stations serving a common service area, whereby the licensee of one station programs substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during those program segments. Such arrangements are an extension of the concept of "time brokerage" agreements, under which a licensee of a station sells blocks of time on its station to an entity or entities that program the blocks of time and sell commercial advertising announcements during the time periods in question.

     The FCC's "cross-interest" policy is currently inapplicable to time brokerage arrangements. Furthermore, the staff of the FCC's Mass Media Bureau has held that LMAs are not contrary to the Communications Act provided that the licensee of the station that is being substantially programmed by another entity maintains complete responsibility for, and control over, programming and operations of its broadcast station and assures compliance with applicable FCC rules and policies.

     The FCC's multiple ownership rules specifically permit radio station LMAs to continue to be entered into and implemented, but provide that a licensee or a radio station that brokers more than 15% of the weekly broadcast time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, in a market where it owns a radio station, the Company would not be permitted to enter into an LMA with another local radio station in the same market that it could not own under the revised local ownership rules, unless the Company's programming constituted 15% or less of the other local station's programming time on a weekly basis. The FCC rules also prohibit a broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) through a time brokerage or LMA arrangement where the brokered and brokering stations which it owns or programs serve substantially the same area. Such 25% simulcasting limitation also applies to commonly owned stations in the same broadcast service that serve substantially the same area.

     Joint Sales Agreements. Over the past few years, a number of radio stations have entered into cooperative arrangements commonly known as joint sales agreements or JSAs. While these agreements may take varying forms, under the typical JSA, a station licensee obtains, for a fee, the right to sell substantially all of the commercial advertising on a separately-owned and licensed station in the same market. The typical JSA also customarily involves the provision by the selling licensee of certain sales, accounting and "back office" services to the station whose advertising is being sold. The typical JSA is distinct from an LMA in that a JSA normally does not involve programming.

     The FCC has determined that issues of joint advertising sales should be left to enforcement by antitrust authorities, and therefore does not generally regulate joint sales practices between stations. Currently, stations for which a licensee sells time under a JSA are not deemed by the FCC to be attributable interests of that licensee. However, in connection with its ongoing rulemaking proceeding concerning the attribution rules, the FCC is considering whether JSAs should be considered attributable interests or within the scope of the FCC's cross-interest policy, particularly when JSAs contain provisions for the supply of programming services and/or other elements typically associated with LMAs. If JSAs become attributable interests as a result of changes in the FCC rules, the Company may be required to terminate any JSA it might have with a radio station which the Company could not own under the FCC's multiple ownership rules.

     Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." The FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. A licensee continues to be required, however, to present programming that is responsive to issues of the station's community and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although listener complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must pay regulatory and application fees and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, obscene and indecent broadcasts, and technical operations, including limits on human exposure to radio frequency radiation. In addition, licensees must develop and implement affirmative action programs designed to promote equal employment opportunities and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a renewal application.

     Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short term" (less than the full term) license renewal or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

     Proposed and Recent Changes. The FCC has pending a rulemaking proceeding that seeks, among other things, comment on whether the FCC should modify its radio and television broadcast ownership "attribution" rules by (i) raising the basic benchmark for attributing ownership in a corporate licensee from 5% to 10% of the licensee's outstanding voting power, (ii) increasing from 10% to 20% of the licensee's outstanding voting power the attribution benchmark for "passive investors" in corporate licensees, (iii) attributing certain minority stockholdings in corporations with a single majority shareholder and (iv) attributing certain LMA, JSA, debt or non-voting stock interests that have heretofore been non-attributable.

     Moreover, Congress and the FCC have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of the Company's radio stations, result in the loss of audience share and advertising revenues for the Company's radio stations, and affect the ability of the Company to acquire additional radio stations or to finance those acquisitions. Such matters may include spectrum use or other fees on FCC licenses; foreign ownership of broadcast licenses; revisions to the FCC's equal employment opportunity rules and rules relating to political broadcasting; technical and frequency allocation matters; proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio; changes in the FCC's cross-interest, multiple ownership and attribution policies; new technologies such as DAB; and proposals to auction the right to use the radio broadcast spectrum to the highest bidder.

     The Company cannot predict what other matters might be considered in the future by the FCC or Congress, nor can it judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

     Federal Antitrust Laws. In addition to the risks associated with the acquisition of radio stations, the Company is also aware of the possibility that certain acquisitions it proposes to make may be investigated by the FTC or the DOJ, which are the agencies responsible for enforcing the federal antitrust laws. The agencies have recently investigated several radio station acquisitions where an operator proposed to acquire new stations in its existing markets, including the Patterson Acquisition. The DOJ's investigation with respect to the Patterson Acquisition was closed, however, when the DOJ granted early termination of the applicable waiting period under the HSR Act in January 1998. The Company cannot predict the outcome of any specific DOJ or FTC investigation, which are necessarily fact specific. Any decision by the FTC or the DOJ to challenge a proposed acquisition could affect the ability of the Company to consummate the acquisition or to consummate it on the proposed terms.

     For an acquisition meeting certain size thresholds, the HSR Act and the rules promulgated thereunder require the parties to file Notification and Report Forms with the FTC and the DOJ and to observe specified waiting period requirements before consummating the acquisition. During the initial 30-day period after the filing, the agencies decide which of them will investigate the transaction. If the investigating agency determines that the transaction does not raise significant antitrust issues, then it will either terminate the waiting period or allow it to expire after the initial 30 days. On the other hand, if the agency determines that the transaction requires a more detailed investigation, then at the conclusion of the initial 30-day period, it will issue a formal request for additional information ("Second Request"). The issuance of a Second Request extends the waiting period until the twentieth calendar day after the date of substantial compliance by all parties to the acquisition. Thereafter, such waiting period may only be extended by court order or with the consent of the parties. In practice, complying with a Second Request can take a significant amount of time. In addition, if the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including but not limited to persuading the agency that the proposed acquisition would not violate the antitrust laws, restructuring the proposed acquisition, divestiture of other assets of one or more parties, or abandonment of the transaction. Such discussions and negotiations can be time-consuming, and the parties may agree to delay consummation of the acquisition during their pendency.

     At any time before or after the consummation of a proposed acquisition, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of the business acquired or other assets of the Company. Acquisitions that are not required to be reported under the HSR Act may still be investigated by the FTC or the DOJ under the antitrust laws before or after consummation. In addition, private parties and states may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

     Except as described hereinafter, the Company does not believe that any Pending Acquisition will be adversely affected in any material respect by review under the HSR Act. Although no filing under the HSR Act is required for each of the Big Chief, KATQ and Gibbons Acquisitions, the DOJ is investigating the competitive effects of combining the stations with the Company's currently owned stations in each of the Fort Smith, Arkansas; Baton Rouge, Louisiana; Texarkana, Texas; and Roanoke, Virginia areas. See "The Transactions."

     The Company is currently subject to two consent decrees and a letter agreement with the DOJ with respect to certain markets. As a result of the GulfStar Acquisition, the Company is subject to a letter agreement in the northwest Arkansas area which requires the Company to notify the DOJ at least 30 days prior to the consummation of an acquisition in such area for a ten-year period beginning on March 4, 1997. SFX has entered into a consent decree (the "Long Island Consent Decree") with the DOJ and Chancellor Media with respect to the Long Island, New York market under which SFX agreed not to acquire WALK-FM. As a result of the SFX Acquisition, the Company will become subject to the Long Island Consent Decree. The Company and SFX executed a consent decree (the "SFX Consent Decree") with the DOJ to permit the SFX Acquisition. The SFX Consent Decree required the Company to agree to divest itself of station WTAE-AM serving the Pittsburgh, Pennsylvania market, station WJDX-FM serving the Jackson, Mississippi market and the stations that are the subject of the Long Island, Houston-KKPN, and Greenville Dispositions before the DOJ would permit the consummation of the SFX Acquisition. The SFX Consent Decree also requires the Company to give the DOJ notice of any acquisition in the Long Island, New York; Houston, Texas; Pittsburgh, Pennsylvania; Greenville, South Carolina; and Jackson, Mississippi areas at least 30 days prior to the consummation thereof for a period of up to ten years unless the Company and Chancellor Media do not own stations in these areas at the time of the proposed acquisitions.

     As part of its increased scrutiny of radio station acquisitions, the DOJ has stated publicly that it believes that LMAs, JSAs and other similar agreements customarily entered into in connection with radio station transfers if such agreements take effect prior to the expiration of the waiting period under the HSR Act could violate the HSR Act. Furthermore, the DOJ has noted that JSAs may raise antitrust concerns under Section 1 of the Sherman Act and has challenged JSAs in certain locations. To date, none of the Company's JSAs have been challenged.

EMPLOYEES

     At March 31, 1998, the Company had a staff of approximately 2,700 full-time employees and approximately 800 part-time employees. If the Completed Transactions that were completed after March 31, 1998, and the SFX Transactions had been consummated as of March 31, 1998, the Company would have had a staff of approximately 4,000 full-time employees and approximately 1,300 part-time employees as of such date. There are no collective bargaining agreements between the Company and its employees. The Company does have, however, one union member employed in connection with its Muzak franchise in Atlanta, Georgia. The Company believes that its relations with its employees are good.

SEASONALITY

     Seasonal revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures by retailers. The Company's revenues and broadcast cash flows are typically lowest in the first quarter and highest in the second and fourth quarters.

PROPERTIES AND FACILITIES

     The types of properties required to support each of the Company's radio stations include offices, studios and transmitter/antenna sites. No one property is material to the overall operations of the Company. The Company typically leases its studio and office space with lease terms that expire in five to ten years, although the Company does own certain of its facilities. A station's studios are generally housed with its offices in downtown or business districts. The Company generally considers its facilities to be suitable and of adequate size for its current and intended purposes. The Company typically owns its transmitter and antenna sites, although the Company does lease certain of its transmitter/antenna sites with lease terms that expire in three to 20 years. The transmitter/antenna site for each station is generally located so as to provide maximum market coverage, consistent with the station's FCC license. The Company does not anticipate any difficulties in renewing any facility or transmitter/antenna site leases or in leasing additional space or sites if required.

     The Company owns substantially all of its other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment. The towers, antennae and other transmission equipment used by the Company's stations are generally in good condition, although opportunities to upgrade facilities are continuously reviewed. All of the property owned by the Company will secure the Company's borrowings under the Capstar Credit Facility, except for certain real estate and leasehold interests, including radio tower sites, and FCC licenses. See "Description of Indebtedness."

     The principal executive offices of the Company are located at 600 Congress Avenue, Suite 1400, Austin, Texas 78701. The telephone number of the Company is
(512) 340-7800.

LITIGATION

     The Company is involved in litigation from time to time in the ordinary course of its business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition or results of operations.

     On August 29, 1997, two lawsuits were commenced against SFX and its directors in the Court of Chancery of the State of Delaware (New Castle County). The plaintiffs in the lawsuits are Harbor Finance Partners (C.A. No. 15891) and Steven Lieberman (C.A. No. 15901). The complaints are identical and allege that the consideration to be paid as a result of the SFX Acquisition to the holders of SFX's Class A common stock is unfair and that the individual defendants have breached their fiduciary duties. Both complaints seek to have the actions certified as class actions and seek to enjoin the SFX Acquisition or, in the alternative, monetary damages. The defendants have filed answers denying the allegations, and discovery has commenced. The parties have agreed that the lawsuits may be consolidated in one action entitled In Re SFX Broadcasting, Inc. Shareholders Litigation (C.A. No. 15891).

     On March 17, 1998, the parties entered into a Memorandum of Understanding, pursuant to which the parties have reached an agreement providing for a settlement of the action (the "Settlement"). Pursuant to the Settlement, SFX has agreed not to seek an amendment to the Merger Agreement to reduce the consideration to be received by the stockholders of SFX in the SFX Acquisition in order to offset SFX Entertainment's indemnity obligations. The Settlement also provides for SFX to pay plaintiffs' counsel an aggregate of $950,000, including all fees and expenses as approved by the court. The Settlement is conditioned on the (a) consummation of the SFX Acquisition, (b) completion of the confirmatory discovery and (c) approval of the court. Pursuant to the Settlement, the defendants have denied, and continued to deny, that they have acted in bad faith or breached any fiduciary duty. There can be no assurance that the court will approve the Settlement on the terms and conditions provided for therein, or at all.

                                THE TRANSACTIONS

COMPLETED TRANSACTIONS

     Since its formation in 1996, the Company has acquired 239 stations in 31 separate transactions with purchase prices ranging from $200,000 to $225.0 million, and for strategic or regulatory reasons has sold or shortly after the consummation of the SFX Acquisition will have sold 22 stations in ten separate transactions with sale prices ranging from $100,000 to $40.0 million. The following table summarizes the Completed Transactions that have been (or with respect to the Salisbury-Ocean City Disposition will have been) consummated by the Company, other than the acquisition of Prophet Systems, Inc. described below.

                                                                                STATIONS
                                                                                ACQUIRED/
                                                                               DISPOSITION
                                                                                   OF
                                                                   DATE        -----------
                       TRANSACTION(1)                             CLOSED        FM     AM      REGION
                       --------------                             ------       ----   ----     ------
Acquisitions
Commodore...................................................  October 1996      18     12    NE/SE
Osborn......................................................  February 1997     12      6    NE/SE
Space Coast.................................................  April 1997         3      2    Southeast
Osborn Tuscaloosa...........................................  April 1997         1      1    Southeast
Osborn Huntsville...........................................  May 1997           1      2    Southeast
Cavalier....................................................  July 1997          4      1    Northeast
Community Pacific...........................................  July 1997          6      5    MW/W
GulfStar....................................................  July 1997         34     12    SW/W
Benchmark...................................................  August 1997       20     10    NE/SE/SW
Emerald City................................................  August 1997        1     --    Southeast
Livingston..................................................  August 1997       --      1    Southwest
Madison.....................................................  August 1997        4      2    Midwest
McForhun....................................................  August 1997        1     --    Southwest
Booneville..................................................  September 1997     1     --    Southwest
WRIS........................................................  September 1997     1     --    Northeast
American General............................................  October 1997       1     --    Southwest
Ameron......................................................  October 1997       2      1    Southeast
Griffith....................................................  October 1997       3     --    Southeast
KJEM........................................................  October 1997       1     --    Southwest
KLAW........................................................  October 1997       2     --    Southwest
COMCO.......................................................  November 1997      4      2    West
East Penn...................................................  January 1998      --      1    Northeast
Knight......................................................  January 1998       5      3    Northeast
Patterson...................................................  January 1998      25     14    NE/SE/SW/MW/W
Quass.......................................................  January 1998       2     --    Midwest
Commonwealth................................................  February 1998      2      1    West
Reynolds....................................................  February 1998      1     --    Southeast
Americom(2).................................................  April 1998         3      1    West
KDOS........................................................  April 1998         1      1    Southwest
KOSO........................................................  April 1998         1     --    West
Grant.......................................................  May 1998           1     --    Southeast
                                                                               ---     --
        Total...............................................                   161     78
                                                                               ===     ==
Dispositions
Osborn Ft. Myers............................................  April 1997         2      1    Southeast
Wilmington..................................................  September 1997     1     --    Northeast
KASH........................................................  November 1997     --      1    West
Bryan.......................................................  September 1997     1      1    Southwest
Allentown...................................................  January 1998       1      1    Northeast
Jackson.....................................................  February 1998      2      2    Southwest
Dayton......................................................  February 1998      1     --    Northeast
Americom(2).................................................  April 1998         2      1    West
Westchester.................................................  April 1998         2      1    Northeast
Salisbury-Ocean City(3).....................................  May 1998           2     --    Northeast
                                                                               ---     --
        Total...............................................                    14      8
                                                                               ===     ==

---------------

(1) As defined in "Glossary of Certain Terms." Does not include (i) 21 stations for which the Company currently provides services pursuant to LMAs and JSAs and (ii) one station for which a third party provides services pursuant to an LMA. See "Business -- Station Portfolio."

(2) The Company purchased three radio stations (two FM and one AM) from Americom for cash and, concurrently therewith, exchanged three of the Company's radio stations (two FM and one AM) for another FM radio station of Americom.

(3) The Salisbury-Ocean City Disposition will actually occur after the consummation of the SFX Acquisition.

     In April 1998, the Company acquired substantially all of the assets of Prophet Systems, Inc. (the "Prophet Systems Acquisition") for a purchase price of $15.0 million in cash and 285,714 shares of Class A Common Stock with a deemed value of $10.0 million, or $35.00 per share. The Class A Common Stock will be issued by the Company after the Offering upon satisfaction of certain conditions contained in the asset purchase agreement. The acquired assets permit a radio station operator to broadcast programming from a centralized location to selected stations by digitally transferring programming to such stations. Such technology is an integral part of StarSystem(TM), the Company's programming distribution network.

THE SFX TRANSACTIONS

  SFX Acquisition

     Pursuant to the Merger Agreement, a subsidiary of SBI Holding Corporation ("SBI"), an indirect subsidiary of the Company, will be merged, subject to certain conditions, with and into SFX, and SFX will become an indirect wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, SFX has contributed all of the capital stock of SFX Concerts, Inc. (formerly known as Delsener/Slater Enterprises, Inc.) to SFX Entertainment, a wholly-owned subsidiary of SFX which holds all of SFX's live entertainment business. Pursuant to the Merger Agreement, SFX distributed in April 1998 all of the capital stock owned by SFX in SFX Entertainment to certain of the stockholders and other security holders of SFX (the "Spin-Off"). The total cash cost to the Company of the SFX Acquisition and related repayment of existing indebtedness under the SFX Credit Facility is expected to be approximately $1.5 billion if completed by June 1, 1998. R. Steven Hicks co-founded SFX and served as its chief executive officer for three years before resigning in 1996 to form the Company with Hicks Muse.

     Merger Consideration. Pursuant to the Merger Agreement, the issued and outstanding shares (other than shares held by persons who exercise statutory dissenters' appraisal rights) of SFX's Class A common stock, Class B common stock, Series C preferred stock, and Series D preferred stock will be converted into the right to receive cash in an amount equal to approximately $1.2 billion in the aggregate at the Effective Time, subject to adjustment as described hereinafter. Each issued and outstanding share of 12 5/8% SFX Preferred Stock, will remain outstanding after the Effective Time. After the consummation of the Offering, the Company intends to redeem $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock for an aggregate purchase price of $141.6 million, including a $15.1 million redemption premium and $6.9 million of accrued dividends. See "Use of Proceeds" and "Description of Capital Stock." Each option or warrant to purchase shares of SFX capital stock will, at the Effective Time, represent only the right to receive cash from SFX (net of any applicable exercise price).

     The "Termination Date" of the Merger Agreement is June 1, 1998, subject to extension by SBI for up to three months, in one-calendar-month intervals; however, if SBI extends the closing date beyond June 1, 1998, subject to certain exceptions, the merger consideration payable to holders of SFX's Class A common stock ("Class A Merger Consideration") and holders of Class B common stock ("Class B Merger Consideration") will increase by $1.00 per share for each calendar month of extension. Under certain circumstances, if any judicial order delaying the merger is lifted, and if SBI fails to consummate the merger within 10 days thereafter, then the Class A Merger Consideration and Class B Merger Consideration will be increased by $2.00 per share for each calendar month (or partial calendar month) between the Termination Date and the Effective Time.

     Sillerman Consulting and Non-Competition Agreement and Stockholder Agreement. Concurrently with the execution of the Merger Agreement, Robert F.X. Sillerman, SFX's Executive Chairman and a director, entered into a Consulting, Non-Compete and Termination Agreement with SBI and SFX, effective as of the Effective Time, pursuant to which Mr. Sillerman (i) tendered his resignation as an officer and director of SFX, (ii) agreed to release SFX from all claims he may then have against SFX, with certain specified exceptions, (iii) agreed to serve as an adviser and consultant for a period of two years, and (iv) agreed that, subject to certain exceptions and for a period of five years commencing at the Effective Time, he would not engage in, manage or operate any entity (or be connected as a stockholder, director, officer, employee or agent of any entity) that engages in the business of owning, operating or providing services to radio stations in certain markets. SFX agreed to pay Mr. Sillerman, at the Effective Time, $2.0 million for his agreement to provide consulting services to SFX and $23.0 million for his agreement not to compete with SFX.

     Directors' and Officers' Indemnification and Release. In the Merger Agreement, SBI and SFX have agreed to indemnify and hold harmless the present and former directors, officers and employees of SFX and its subsidiaries against all amounts paid in connection with any actual or threatened legal suit based in whole or part on the fact that such person was a director, officer or employee of SFX or any of its subsidiaries and pertaining to any matter existing, or arising out of acts or omissions occurring, at or prior to the Effective Time. The Merger Agreement also obligates SBI to maintain SFX's directors' and officers' liability insurance covering the directors and officers of SFX on the date of the Merger Agreement for at least 6 years after the Effective Time, but SBI is not required to pay annual premiums more than twice SFX's last annual premium. In addition, at the Effective Time, SFX and its subsidiaries (other than SFX Entertainment and its subsidiaries) will release the executive officers and directors of SFX from all claims by SFX or its subsidiaries (other than SFX Entertainment and its subsidiaries), except for claims arising from or attributable to the transactions contemplated by the Merger Agreement or any related document, or otherwise asserted prior to the Effective Time. Concurrently with the execution of the Merger Agreement, Mr. Sillerman waived his right to receive indemnification after the Effective Time with respect to claims or damages relating to the Merger Agreement and the transactions contemplated thereby from SFX, its subsidiaries and SBI and its subsidiary, except to the extent that SFX can be reimbursed under the terms of its directors' and officers' liability insurance for any such indemnification amounts.

     Provisions Regarding the Spin-Off. As a part of the Spin-Off, SFX and SFX Entertainment entered into a Distribution Agreement (the "Distribution Agreement"), a Tax Sharing Agreement (the "Tax Sharing Agreement"), and an Employee Benefits Agreement (the "Employee Benefits Agreement"). The Distribution Agreement contains the terms and conditions pursuant to which SFX and SFX Entertainment propose to separate their businesses. The terms and conditions of the Distribution Agreement include the following: the manner of effecting the Spin-Off, the transfer of certain assets to and the assumption of liabilities by SFX Entertainment, the obligation of SFX's senior management and certain other SFX employees to continue to devote time to the operations of SFX if the Spin-Off occurs prior to the Effective Time, the manner of allocating working capital (in general, current assets minus current liabilities of SFX, subject to certain agreed on adjustments) between SFX and SFX Entertainment, and the assignment of the use of the name "SFX" and other specific intellectual property of SFX to SFX Entertainment no later than six months from the date of the consummation of the merger. The Merger Agreement requires that a working capital adjustment be calculated prior to the consummation of the SFX Acquisition.

     Under the Tax Sharing Agreement, SFX Entertainment agreed to pay to SFX its allocable share of the amount of the tax liability of SFX and SFX Entertainment combined, and each of SFX and SFX Entertainment will indemnify the other for any tax adjustment made in subsequent years that relates to taxes properly attributable to SFX Entertainment during the period prior to and including the Spin-Off. SFX Entertainment also is obligated to indemnify SFX for any taxes of SFX resulting from the Spin-Off, including any income taxes that result from gain on the distribution that exceeds the net operating losses of SFX and SFX Entertainment available to offset gain resulting from the Spin-Off and any taxes resulting from the indemnification payment made by SFX Entertainment. The actual amount of the gain will be based on the excess of the value of the SFX Entertainment common stock distributed over the tax basis of such stock. The Company believes that the value of the SFX Entertainment common stock for tax purposes will be determined based upon the first trading day following the date on which the common stock was distributed in the Spin-Off. Increases or decreases in the value of the SFX Entertainment common stock subsequent to such date will not affect the amount of the tax liability. The SFX Entertainment common stock had a value of approximately $30.50 per share at the time of the Spin-Off. Therefore, the Company believes that the indemnification payments that it will be entitled to receive from SFX Entertainment will be approximately $120.0 million. The Company expects that any such indemnity payments will be due beginning on or about July 1, 1998.

     The Employee Benefits Agreement will provide that each party agrees to take all actions necessary or appropriate so that, as of the Spin-Off, SFX Entertainment and its subsidiaries will no longer be participating employers and sponsors of the SFX's employee benefit plans.

  SFX Related Transactions


     Concurrently with or shortly after the SFX Acquisition, the Company intends to acquire eight radio stations for $178.3 million and, due to multiple station ownership rules and regulations, the Company and SFX intend to dispose of 15 radio stations for $306.7 million. In addition, under the Chancellor Exchange Agreement, the Company has agreed to sell ten SFX stations in the Dallas, Houston, San Diego and Pittsburgh markets to Chancellor Media during the three-year period ending February 20, 2001, in exchange for stations to be identified by the Company. Chancellor will provide services to these SFX stations under separate LMAs after the consummation of the SFX Acquisition. See "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement." The following table summarizes the SFX Related Transactions that are expected to be consummated concurrently with or shortly after the SFX Acquisition (other than the programming of the ten SFX stations by, and the eventual sale of such stations to, Chancellor Media and the sale of SFX stations WTAE-AM in Pittsburgh, Pennsylvania and WJDX-FM in Jackson, Mississippi after the consummation of the SFX Acquisition to comply with the SFX Consent Decree). See "Business -- Federal Regulation of Radio Broadcasting -- Federal Antitrust Laws." Upon completion of the SFX Transactions, the Company will own and operate or program 299 radio stations (22 stations of which will be programmed by the Company) in 75 mid-sized markets located throughout the United States.



                                                              STATIONS TO BE
                                                                ACQUIRED/
                                                               DISPOSED OF
                                                              --------------                 PURCHASE/SALE
                       TRANSACTION(1)                          FM        AM      REGION          PRICE
                       --------------                         ----      ----    ---------    -------------
Acquisitions
Austin(2)...................................................    2         1     Southwest       $ 90.3
Jacksonville(2).............................................    2        --     Southeast         53.0
Nashville(3)................................................    2         1     Southeast         35.0
                                                               --        --                     ------
        Total...............................................    6         2                     $178.3
                                                               ==        ==                     ======
Dispositions
Greenville(4)...............................................    3         1     Southeast       $ 35.0
Upper Fairfield(4)(5).......................................    2         2     Northeast         14.9
Daytona Beach-WGNE(4).......................................    1        --     Southeast         11.5
Houston-KODA(2).............................................    1        --     Southwest        143.3
Long Island(6)..............................................    3         1     Northeast         48.0
Houston-KKPN(4).............................................    1        --     Southwest         54.0(7)
                                                               --        --                     ------
        Total...............................................   11         4                     $306.7
                                                               ==        ==                     ======


---------------

(1) As defined in "Glossary of Certain Terms."


(2) As of the date of this Prospectus, FCC approval has not been granted for the Austin Acquisition. The exchange of SFX station KODA-FM (the Houston-KODA Disposition) for Chancellor stations WAPE-FM and WFYV-FM (the Jacksonville Acquisition) and stations KASE-FM, KVET-AM and KVET-FM (the Austin Acquisition) will be delayed if FCC approval is not obtained prior to the SFX Acquisition, and Chancellor Media will provide services to SFX station KODA-FM on an interim basis pursuant to a LMA. See "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."


(3) The Nashville Acquisition closed on May 21, 1998. Due to restrictions on borrowing under SFX's debt instruments, the Company provided the funds required to consummate the acquisition from excess cash on hand.

(4) The sale of such stations on or before the consummation of the SFX Acquisition is required to avoid violation of the multiple station ownership limitations under the Communications Act. If such dispositions cannot be consummated on or before the consummation of the SFX Acquisition, then the Company intends to place the assets of such stations (including FCC licenses) in trust pending the disposition thereof by the trustee. The Company has received FCC approval to place the assets of such stations in trust. Upon the consummation of the sale of any assets that may be placed in trust, the trustee will distribute the net proceeds therefrom to the Company. The Company cannot predict whether or when such assets, if placed in trust, will be sold, or if sold, whether they will be sold at a profit to the Company. The Company will not receive FCC approval for the Upper Fairfield Disposition prior to the consummation of the SFX Acquisition; accordingly, the stations to be sold in connection therewith will be placed in trust pending the disposition thereof by the trustee.

(5) The Company will retain a minority interest in these stations. See "Glossary of Certain Terms."


(6) FCC approval for the Long Island Disposition has been obtained, but is conditioned on the FCC's renewal of the FCC licenses for the stations to be disposed of. If such condition is not satisfied before the consummation of the SFX Acquisition, the Long Island Disposition will be consummated as soon as practicable after the FCC approval is granted.



(7) 50% of the sale proceeds in excess of $50.0 million, or $2.0 million, will be paid to Chancellor Media under the terms of the Chancellor Exchange Agreement. See "Certain Relationships and Related Transactions -- Chancellor Exchange Agreement."

PENDING ACQUISITIONS

     In addition to the SFX Transactions, the Company has entered into eight agreements to acquire 25 additional stations (18 FM and seven AM) in ten mid-sized markets (including 15 stations in five markets for which the Company currently provides services pursuant to an LMA) for $36.5 million. The Company must obtain additional financing to consummate the Pending Acquisitions and there can be no assurance that such financing will be available to the Company on terms acceptable to its management. Consummation of each of the Pending Acquisitions is subject to numerous conditions, including governmental approvals. Accordingly, the actual date of consummation of each of the Pending Acquisitions may vary from the anticipated closing dates. No assurances can be given that any or all of the Pending Acquisitions will be consummated or that, if completed, they will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The following table summarizes the Pending Acquisitions that the Company expects to consummate after the consummation of the SFX Transactions.

                                                 STATIONS TO BE
                                                    ACQUIRED                                       ESTIMATED
                                                 --------------                   EXPECTED         PURCHASE
                TRANSACTION(1)                    FM        AM      REGION      CLOSING DATE         PRICE
                --------------                   ----      ----     ------      ------------    ---------------
                                                                                                ($ IN MILLIONS)
Class Act......................................    1         1     Southwest    May 1998             $ 0.9
KRNA...........................................    1        --     Midwest      June 1998              6.0
Shreveport-KMJJ................................    1        --     Southwest    June 1998              5.5
Fairbanks......................................    1        --     West         July 1998              0.2
Portsmouth.....................................    2         2     Northeast    July 1998              6.0
Burlington.....................................    2         1     Northeast    August 1998            5.2
Champion.......................................    9         2     Southwest    January 1999          11.3
Noalmark(2)....................................    1         1     Southwest    March 2000             1.4
                                                  --        --                                       -----
        Total..................................   18         7                                       $36.5
                                                  ==        ==                                       =====

---------------

(1) As defined in "Glossary of Certain Terms." The table also does not include
    (i) the Big Chief Acquisition or the KATQ Acquisition, each of which the Company does not anticipate will close due to regulatory reasons, (ii) the SFX Jackson-Biloxi Acquisition which the Company and SFX will terminate upon the consummation of the SFX Acquisition or (iii) the Gibbons Acquisition, the consummation of which, for regulatory reasons, would require the sale of one or more stations owned by the Company in the Roanoke, Virginia market; the Company has not yet determined whether or which stations, if any, to sell to permit the consummation of the Gibbons Acquisition. See
    "Business -- Federal Regulation of Radio Broadcasting."

(2) The Company has an option to acquire two stations in the Longview, Texas market from Noalmark Broadcasting Corp. on or before March 6, 2000. The Company currently provides services for such stations pursuant to an LMA and expects to exercise the option on or before March 6, 2000.

OTHER TRANSACTIONS

     As part of the Company's ongoing acquisition strategy, the Company is continually evaluating certain other potential acquisition opportunities. The Company has entered into five separate nonbinding letters of intent to acquire and/or exchange substantially all of the assets of the respective potential sellers used or useful in the operations of each seller's radio stations, each of which is subject to various conditions, including the ability of the Company to enter into a definitive agreement to acquire such assets. No assurances can be given that definitive agreements will be entered into to acquire such assets or that such transactions will be consummated. See "Risk Factors -- Risks of Acquisition Strategy."

     The Company intends to dispose of SFX stations WJDX-FM and WTAE-AM serving the Jackson, Mississippi and Pittsburgh, Pennsylvania markets, respectively, in order to comply with the SFX Consent Decree. See "Business -- Federal Regulation of Radio Broadcasting -- Federal Antitrust Laws." No agreements have been entered into to dispose of such stations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information concerning the directors and executive officers of the Company.

           NAME              AGE                         POSITION
           ----              ---                         --------
R. Steven Hicks............  48   Chief Executive Officer, President and Director
William S. Banowsky, Jr....  36   Executive Vice President and General Counsel
Paul D. Stone..............  37   Executive Vice President and Chief Financial Officer
James T. Shea, Jr. ........  44   President and Chief Executive Officer of Atlantic Star
                                    (Northeast Region)
John D. Cullen(1)..........  44   Interim Chief Operating Officer, President and Chief
                                    Executive Officer of GulfStar (Southwest Region)
James P. Donahoe(2)........  46   President and Chief Executive Officer of Pacific Star
                                    (West Region)
Mary K. Quass..............  48   President and Chief Executive Officer of Central Star
                                    (Midwest Region)
Rick Peters................  45   President and Chief Executive Officer of Southern Star
                                    (Southeast Region)
Thomas O. Hicks............  52   Chairman of the Board
Michael J. Levitt..........  39   Director
Eric C. Neuman.............  53   Director
Lawrence D. Stuart, Jr. ...  53   Director
R. Gerald Turner...........  52   Director

---------------

(1) The Company is currently negotiating with Mr. D. Geoffrey Armstrong, who is currently an officer and director of SFX, to become the Chief Operating Officer of the Company on September 1, 1998 and a director of the Company as soon as practicable after the Offering. No assurances can be made that such negotiations will result in Mr. Armstrong becoming an officer or director of the Company. Mr. Armstrong's biography is set forth below.

(2) Mr. Donahoe will become the President and Chief Executive Officer of Pacific Star upon the consummation of the SFX Acquisition.

     Executive officers of the Company are appointed by the Board of Directors and serve at the Board's discretion. A brief biography of each director and executive officer follows:

     R. Steven Hicks has served as President, Chief Executive Officer and a director since June 1997. Mr. Hicks has also served as Chairman of the Board from June to September 1997. Mr. Hicks joined the Company in October 1996. Prior to joining the Company, Mr. Hicks acted as Chairman of the Board and Chief Executive Officer of GulfStar from January 1987 to July 1997 and as President and Chief Executive Officer of SFX from November 1993 to May 1996. Mr. Hicks is a 31-year veteran of the radio broadcasting industry, including 18 years as a station owner. Mr. Hicks is the brother of Thomas O. Hicks.

     William S. Banowsky, Jr. has served as Executive Vice President, General Counsel and Secretary since June 1997. Mr. Banowsky joined the Company in January 1997. Mr. Banowsky was an attorney with Snell, Banowsky & Trent, P.C., Dallas, Texas, for six years before joining the Company. Prior to that time, he was an attorney for Johnson & Gibbs, P.C., Dallas, Texas, for four years.

     Paul D. Stone has served as Chief Financial Officer, Executive Vice President and Assistant Secretary since June 1997. Mr. Stone joined the Company in January 1997. Prior to joining the Company, he was an Executive Vice President and the Chief Financial Officer of GulfStar from April 1996 until January 1997. Prior to January 1997, Mr. Stone was Vice President and Controller of Hicks Muse for six years. He is a Certified Public Accountant.

     James T. Shea, Jr. has been employed by the Company since October 1996 and was named President and Chief Executive Officer of Atlantic Star in June 1997. Prior to joining the Company, Mr. Shea served as Chief Operating Officer of Commodore from January 1995 to October 1996. Mr. Shea joined Commodore as the President of its MidAtlantic Region in March 1992. He joined Wilks-Schwartz in 1980 and served in various positions, including Executive Vice President, General Manager and Partner, until 1992.

     John D. Cullen has served as the interim Chief Operating Officer since March 1998 and has served as the President and Chief Operating Officer of GulfStar since March 1996. From 1992 to February 1996, Mr. Cullen served as a regional manager of SFX's radio stations in the Greenville-Spartanburg, Raleigh-Durham, Charlotte and Greensboro-Winston-Salem markets. Mr. Cullen is a 17-year veteran of the radio broadcasting industry.

     James P. Donahoe will join the Company as the President and Chief Executive Officer of Pacific Star upon the consummation of the SFX Acquisition. Since December 1996, Mr. Donahoe has served as a regional vice president of SFX. In addition to his duties as regional vice president, Mr. Donahoe has served as vice president and general manager of several SFX stations in San Diego, California since October 1995. Prior to joining SFX, Mr. Donahoe served as general manager for Commonwealth Broadcasting in Las Vegas, Nevada.

     Mary K. Quass has served as the President and Chief Executive Officer of Central Star since January 1998. She previously served as the President and Chief Executive Officer of Quass Broadcasting Company from 1988 to January 1998. From 1982 to 1988, Ms. Quass served as Vice President/General Manager of stations KHAK-AM and KHAK-FM in Cedar Rapids, Iowa. Ms. Quass is a 20-year veteran of the radio broadcasting industry, including nine years as a station owner.

     Rick Peters has served as President and Chief Executive Officer of Southern Star since November 1997. From February 1986 to November 1997, Mr. Peters served as president of Peters Communications, Inc., a programming consultancy affiliated with radio stations in various mid-sized and large markets. Prior to February 1986, Mr. Peters was Vice President-Programming for TK Communications and Sconnix Broadcasting. Mr. Peters has over 25 years of experience in the radio industry.

     Thomas O. Hicks has been a director since June 1997 and has served as Chairman of the Board since September 1997. Mr. Hicks has been Chairman and Chief Executive Officer of Hicks Muse since co-founding the firm in 1989. Prior to forming Hicks Muse, Mr. Hicks co-founded Hicks & Haas Incorporated in 1983 and served as its Co-Chairman and Co-Chief Executive Officer through 1989. Mr. Hicks also serves as a director of Berg Electronics Corp., Chancellor Media, Cooperative Computing, Inc., CorpGroup Limited, Group MVS. S.A. de C.V., International Home Foods, Inc., LIN Television Corp., Sybron International Corporation and Viasystems Group, Inc.

     Michael J. Levitt has been a director of the Company since March 1998. Mr. Levitt is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse, Mr. Levitt was a Managing Director and Deputy Head of Investment Banking with Smith Barney Inc. from 1993 through 1995. From 1986 through 1993, Mr. Levitt was with Morgan Stanley & Co. Incorporated, most recently as a Managing Director responsible for the New York based Financial Entrepreneurs Group. Mr. Levitt also serves as a director of Atrium Companies, Inc., Group MVS. S.A. de C.V., International Home Foods, Inc., LIN Television Corp. and Sunrise Television Corp.

     Eric C. Neuman has served as a director since June 1997. Mr. Neuman has been employed as an officer of Hicks Muse since 1993 and was named Senior Vice President in 1996. Before joining Hicks Muse, Mr. Neuman served for eight years as Managing General Partner of Communications Partners, Ltd., a Dallas-based private investment firm. Mr. Neuman also serves as a director of Chancellor Media.

     Lawrence D. Stuart, Jr. became a director in June 1997. Mr. Stuart has been a Managing Director and Principal of Hicks Muse since 1995. Prior to joining Hicks Muse, Mr. Stuart served for over 20 years as the principal outside legal counsel for the investment firms and portfolio companies led by Thomas O. Hicks. From 1989 to 1995, Mr. Stuart was the Managing Partner of the Dallas office of Weil, Gotshal & Manges LLP. Mr. Stuart also serves as a director of Chancellor Media.

     R. Gerald Turner has served as a director since July 1997. Mr. Turner has been President of Southern Methodist University in Dallas, Texas since June 1995. Prior to joining Southern Methodist University,

Mr. Turner served as the Chancellor of The University of Mississippi from April 1984 to June 1995. Mr. Turner has also served in various positions at the University of Oklahoma and Pepperdine University. Mr. Turner also acts as a director of Chem First Corporation, Mobil Telecommunications Technologies, Inc. and J.C. Penney Company, Inc.

     The Company is currently negotiating with D. Geoffrey Armstrong to become the Chief Operating Officer of the Company on September 1, 1998 and director of the Company as soon as practicable after the Offering. Mr. Armstrong has served as the Chief Operating Officer and an Executive Vice President of SFX since November 1996 and has served as a director of SFX since 1993. Mr. Armstrong became the Chief Operating Officer of SFX in June 1996 and the Chief Financial Officer, Executive Vice President and Treasurer of SFX in April 1995. Mr. Armstrong was Vice President, Chief Financial Officer and Treasurer of SFX from 1992 until March 1995. He served as Executive Vice President and Chief Financial Officer of Capstar, a predecessor of SFX and unrelated to the Company, since 1989. From 1988 to 1989, Mr. Armstrong was the Chief Executive Officer of Sterling Communications Corporation.

ELECTION OF BOARD OF DIRECTORS

     The Certificate of Incorporation of the Company provides that the Board of Directors shall consist of no less than one and no more than twenty-one directors (plus such number of directors as may be elected from time to time by the holders, if any, of any class or series of preferred stock), two of whom shall be elected by the holders of the Class A Common Stock voting as a class (the "Class A Directors"), and the remainder of whom (the "Classified Directors") shall be elected by the holders of the Class A Common Stock and the Class C Common Stock, voting together as a single class. It is expected that the Board of Directors will designate R. Gerald Turner as a Class A Director and such designee will then be nominated for election as the Class A Directors at the next annual meeting of stockholders. It is expected that the other Class A directorship will be vacant immediately after the completion of the Offering and will be filled as soon as practicable after the Offering by the Board of Directors. The Class A Directors will be elected for one-year terms by the holders of the Class A Common Stock at each annual meeting of the stockholders of the Company commencing after the Offering. Notwithstanding the previous sentence, upon the earlier to occur of (i) the date on which Hicks Muse and its affiliates ceases to own beneficially more than 50% of the number of shares of Class C Common Stock owned by them upon completion of the Offering subject to certain adjustments and (ii) the third anniversary date of the completion of the Offering, the holders of the Class A Common Stock and the holders of the Class C Common Stock will vote together as a single class on the election of all directors. See "Description of Capital Stock." The Classified Directors are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of the stockholders. See "Description of Capital Stock -- The Company." Mr. Neuman is a Class I director whose term of office will expire at the annual meeting of stockholders in 1999; Mr. Stuart and Mr. Levitt are Class II directors whose terms of office will expire at the annual meeting of stockholders in 2000; and Mr. Thomas O. Hicks and Mr. R. Steven Hicks are Class III directors whose terms of office will expire at the annual meeting of stockholders in 2001. If Mr. Armstrong is elected to the Board of Directors, it is anticipated that he will be classified as a Class I director, whose term of office will expire at the annual meeting of stockholders in 1999. Each of the current members of the Board of Directors of the Company was designated as a director by Hicks Muse pursuant to the terms of the Affiliate Stockholders Agreement, the Management Stockholders Agreement and the GulfStar Stockholders Agreement. See "Certain Relationships and Related Transactions -- Stockholders Agreements."

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has two committees: an Audit Committee and a Compensation Committee. The Audit Committee's functions include recommending to the Board of Directors the engagement of the Company's independent public accountants and reviewing with such accountants the plans for, and the result and scope of, their auditing engagement. The Compensation Committee determines the compensation of executive officers, including bonuses, and administers the Capstar Broadcasting Corporation Amended and Restated 1998 Stock Option Plan (the "Stock Option Plan"). See "-- Stock Option Plan." The Audit

Committee will consist of Mr. Turner and another independent director who will be appointed after the Offering. The Compensation Committee will consist of Messrs. Thomas O. Hicks, Stuart, Turner and an independent director who will be appointed after the Offering.

EXECUTIVE COMPENSATION

     The following table sets forth for 1997 certain information concerning compensation paid to or earned by the Chief Executive Officer of the Company and the Company's other most highly compensated executive officers for services rendered during the year ended December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE


                                                                                LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                                        -------------------------
                                                                         SECURITIES
                                                 ANNUAL COMPENSATION     UNDERLYING     PAYOUTS
                NAME AND                         --------------------     OPTIONS/        LTIP         ALL OTHER
           PRINCIPAL POSITION             YEAR   SALARY($)   BONUS($)     SARS(#)      PAYOUTS($)   COMPENSATION($)
           ------------------             ----   ---------   --------   ------------   ----------   ---------------
R. Steven Hicks.........................  1997    500,000    750,000      748,436(1)         --               --
  President and Chief Executive Officer
  of                                      1996    191,667         --      930,000(2)         --               --
  the Company                             1995         --         --           --            --               --
William S. Banowsky, Jr.................  1997    200,000    300,000      169,998            --               --
  Executive Vice President and General    1996         --         --           --            --               --
  Counsel of the Company                  1995         --         --           --            --               --
Paul D. Stone...........................  1997    200,000    300,000      169,998            --               --
  Executive Vice President and Chief      1996         --         --           --            --               --
  Financial Officer of the                1995         --         --           --            --               --
  Company
James T. Shea, Jr.......................  1997    282,692    150,000           --            --               --
  President of Atlantic Star              1996    262,500         --       72,088       170,000        3,412,495
                                          1995    242,361    144,500           --       183,000               --
John D. Cullen..........................  1997    204,575     70,000       50,000            --               --
  Interim Chief Operating Officer of the  1996    112,500     35,000           --            --               --
  Company and President of GulfStar       1995         --         --           --            --               --
Frank D. Osborn.........................  1997    375,000    250,000      150,000            --        3,511,327(3)
  Former President of Southern Star(4)    1996    387,000    300,000           --            --        1,778,375
                                          1995    378,490    300,000       35,000(5)         --           16,000


---------------

(1) Represents stock options to purchase up to 169,998 shares of Class A Common Stock and Warrants to purchase up to 578,438 shares of Class C Common Stock granted to R. Steven Hicks in 1997. See "-- Warrants."

(2) Represents Warrants to purchase up to 930,000 shares of Class C Common Stock granted to R. Steven Hicks in 1996. See "-- Warrants."

(3) Represents (i) $3,220,000 received by Mr. Osborn pursuant to his employment agreement with Osborn Communications Corporation prior to the Osborn Acquisition under which Mr. Osborn was entitled upon the occurrence of a change of control, (ii) $276,375 received by Mr. Osborn in connection with the Osborn Acquisition in settlement of his outstanding options to purchase shares of common stock of Osborn and (iii) $14,952 for tax preparation expenses paid on behalf of Mr. Osborn pursuant to the terms of his previous employment agreement with Osborn.

(4) Mr. Osborn served as President of Southern Star from February 1997 to November 1997.

(5) Represents options granted to Mr. Osborn by Osborn Communications Corporation to buy shares of common stock of Osborn Communication Corporation.

     The following table sets forth certain information concerning stock option grants to purchase shares of Class A Common Stock during the year ended December 31, 1997, to the Named Executive Officers pursuant to the Stock Option Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                      INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                                      -------------------------------------------------      VALUE AT ASSUMED
                                      NUMBER OF     % OF TOTAL                             ANNUAL RATES OF STOCK
                                      SECURITIES     OPTIONS                              PRICE APPRECIATION FOR
                                      UNDERLYING    GRANTED TO   EXERCISE                     OPTION TERM(1)
                                       OPTIONS      EMPLOYEES      PRICE     EXPIRATION   -----------------------
                NAME                  GRANTED(#)     IN 1997     PER SHARE      DATE        5%($)       10%($)
                ----                  ----------    ----------   ---------   ----------   ---------   -----------
R. Steven Hicks.....................    84,499         6.04%       11.00      2-20-03      317,989       721,410
                                        84,499         6.04%       13.30      9-10-03      384,478       872,250
William S. Banowsky, Jr.............    84,499         6.04%       11.00      2-20-03      317,989       721,410
                                        84,499         6.04%       13.30      9-10-03      384,478       872,250
Paul D. Stone.......................    84,499         6.04%       11.00      2-20-03      317,989       721,410
                                        84,499         6.04%       13.30      9-10-03      384,478       872,250
James T. Shea, Jr...................        --            --          --           --           --            --
John D. Cullen......................    50,000         3.55%       13.30      9-10-03      226,164       513,088
Frank D. Osborn.....................   150,000        10.66%       11.00      2-20-03      561,158     1,273,076

---------------

(1) The potential realizable value of the options has been calculated based on the Board of Director's determination that the fair market of the Class A Common Stock underlying the options at the date of grant was equal to the exercise price per share on the date of grant. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the option was granted through the expiration date of such option.

     The following table provides information about the number of shares underlying unexercised options under the Stock Option Plan to purchase shares of Class A Common Stock by the Named Executive Officers at December 31, 1997, and the value of unexercised in-the-money options of the Named Executive Officers at December 31, 1997.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                              NUMBER OF SECURITIES
                                             UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                     OPTIONS                   IN-THE-MONEY OPTIONS AT
                                              AT DECEMBER 31, 1997             DECEMBER 31, 1997($)(1)
                                          -----------------------------     -----------------------------
                  NAME                    EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
                  ----                    -----------     -------------     -----------     -------------
R. Steven Hicks.........................        --           169,998         $     --        $1,249,483
William S. Banowsky, Jr.................        --           169,998               --         1,249,483
Paul D. Stone...........................        --           169,998               --         1,249,483
James T. Shea, Jr.......................    24,030            48,058          228,276           456,551
John D. Cullen..........................        --            50,000               --           310,000
Frank D. Osborn.........................        --           150,000               --         1,275,000

---------------

(1) Assuming a fair market price of $19.50, which is the assumed public offering price per share (the midpoint of the estimated offering range) of the Class A Common Stock in the Offering.

DIRECTORS COMPENSATION

     Directors who are officers, employees or otherwise affiliates of the Company do not receive compensation for their services as directors. Non-employee directors receive an annual retainer of $25,000, plus $1,000 for attending each meeting of the Board of Directors and $1,000 for attending each committee meeting. Directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof. The Company expects to implement an equity program pursuant to which each director who is not an officer, employee or otherwise an affiliate of the Company will be granted stock options and may be given an opportunity to acquire shares of Class A Common Stock. In connection with his appointment as a director, R. Gerald Turner purchased 7,518 shares of Class A Common Stock in exchange for a non-recourse promissory note payable to the Company in the amount of $75,000 and a recourse note payable to the Company in the amount of $25,000 and was granted stock options under the Stock Option Plan to purchase 7,518 shares of Class A Common Stock for $13.30 per share. In addition, Mr. Turner received directors fees in the amount of $28,000 during 1997, which were applied against Mr. Turner's notes payable to the Company. See "Certain Relationships and Related Transactions -- Indebtedness of Management."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1997, Messrs. Thomas O. Hicks, R. Steven Hicks, Stuart and Turner served as members of the Compensation Committee of the Company's Board of Directors. In 1998 the Board of Directors has appointed Messrs. Thomas O. Hicks, Stuart and Turner to the Compensation Committee, of which Mr. Stuart acts as chairman. During 1997, Thomas O. Hicks served as the Company's Chairman of the Board, and R. Steven Hicks served as the Company's President and Chief Executive Officer.

     Thomas O. Hicks and Mr. Stuart are executive officers and principals of Hicks Muse, which through its affiliates will own approximately 66.7% of the outstanding Common Stock upon the consummation of the Offering. Hicks Muse or an affiliate thereof is a party to the Capstar Broadcasting Monitoring and Oversight Agreement, the Capstar Partners Monitoring and Oversight Agreement, the Capstar Broadcasting Financial Advisory Agreement, the Capstar Partners Financial Advisory Agreement, the Affiliate Stockholders Agreement, the Management Stockholders Agreement and the GulfStar Agreement (each as defined). Messrs. Thomas O. Hicks, R. Steven Hicks and Stuart were stockholders of GulfStar prior to its acquisition by the Company. Thomas O. Hicks serves as the interim Chief Executive Officer and as a director of Chancellor Media, and Mr. Stuart also serves as a director of Chancellor Media. Chancellor Media is a party to the Chancellor Exchange Agreement and owns and operates The AMFM Radio Network of which the Company is a participant. In addition, the Company has retained Katz Media Group, Inc., a subsidiary of Chancellor Media, as its media representative to sell national spot advertising air time. Mr. Turner is indebted to the Company under the terms of a non-recourse note and a recourse note, each made payable to the Company. See "Certain Relationships and Related Transactions."

EMPLOYMENT AGREEMENTS

     R. Steven Hicks Employment Agreement. The Company has entered into an employment agreement with R. Steven Hicks pursuant to which Mr. Hicks serves as President and Chief Executive Officer. Mr. Hicks' employment agreement terminates on December 31, 2001, and will be automatically renewed for successive one-year terms unless Mr. Hicks or the Company gives the other party written notice of his or its intention not to renew the employment agreement at least six months prior to the date the employment agreement would otherwise expire (but no more than 12 months prior to such expiration date). Mr. Hicks' annual base salary for 1998 is $550,000 and is subject to annual increases at least equal to five percent of the then current base salary. He is also entitled to receive such annual performance bonuses as the Board of Directors may determine. Further, Mr. Hicks is eligible to receive stock options to purchase shares of Class A Common Stock. If the Company terminates Mr. Hicks' employment for cause or Mr. Hicks terminates his employment for other than good reason, the Company must pay Mr. Hicks all accrued obligations and other benefits earned prior to the date of termination. If the Company terminates Mr. Hicks' employment agreement other than for cause or Mr. Hicks terminates his employment agreement for good reason, Mr. Hicks' employment agreement provides for (A) a lump sum payment of (x) two times Mr. Hicks' then current annual salary and (y) any accrued obligations and other benefits earned prior to the date of termination and (B) unless the Board of Directors determines that Mr. Hicks has not satisfactorily performed his obligations and duties under the agreement, the immediate vesting of all stock options between the Company and Mr. Hicks and the right to exercise those options until the earlier of (x) the expiration date of those options or (y) the 90th day after Mr. Hicks' termination.

     William S. Banowsky, Jr. Employment Agreement. The Company has entered into an employment agreement with William S. Banowsky, Jr. pursuant to which Mr. Banowsky serves as Executive Vice President and General Counsel. Mr. Banowsky's employment agreement terminates on December 31, 2001, and will be renewed automatically for successive one-year terms unless Mr. Banowsky or the Company gives the other party written notice of his or its intention not to renew the employment agreement at least six months prior to the date the employment agreement would otherwise expire (but not more than 12 months prior to such expiration date). Mr. Banowsky's annual base salary for 1998 is $275,000, subject to annual increases at least equal to five percent of the then current base salary. Mr. Banowsky is also entitled to receive such annual bonuses as the Board of Directors may determine. Further, Mr. Banowsky is eligible to receive stock options to purchase shares of Class A Common Stock. If the Company terminates Mr. Banowsky's employment for cause or Mr. Banowsky terminates his employment for other than good reason, the Company must pay Mr. Banowsky all accrued obligations and other benefits earned prior to the date of termination. If the Company terminates Mr. Banowsky's employment agreement other than for cause or Mr. Banowsky terminates his employment agreement for good reason, Mr. Banowsky's employment agreement provides for (A) a lump sum payment of (x) two times Mr. Banowsky's then current annual salary and (y) any accrued obligations and other benefits earned prior to the date of termination and (B) unless the Board of Directors determines that Mr. Banowsky has not satisfactorily performed his obligations and duties under the agreement, the immediate vesting of all stock options between the Company and Mr. Banowsky and the right to exercise those options until the earlier of (x) the expiration date of those options or (y) the 90th day after Mr. Banowsky's termination.

     Paul D. Stone Employment Agreement. The Company has entered into an employment agreement with Paul D. Stone pursuant to which Mr. Stone serves as Executive Vice President and Chief Financial Officer. Mr. Stone's employment agreement terminates on December 31, 2001, and will be renewed automatically for successive one-year terms unless Mr. Stone or the Company gives the other party written notice of his or its intention not to renew the employment agreement at least six months prior to the date the employment agreement would otherwise expire (but no more than 12 months prior to such expiration date). Mr. Stone's annual base salary for 1998 is $275,000, subject to annual increases at least equal to five percent of the then current base salary. Mr. Stone is also entitled to receive such annual bonuses as the Board of Directors may determine. Further, Mr. Stone is eligible to receive stock options to purchase shares of Class A Common Stock. If the Company terminates Mr. Stone's employment for cause or Mr. Stone terminates his employment for other than good reason, the Company must pay Mr. Stone all accrued obligations and other benefits earned prior to the date of termination. If the Company terminates Mr. Stone's employment agreement other than for cause or Mr. Stone terminates his employment agreement for good reason, Mr. Stone's employment agreement provides for (A) a lump sum payment of (x) two times Mr. Stone's then current annual salary and (y) any accrued obligations and other benefits earned prior to the date of termination and (B) unless the Board of Directors determines that Mr. Stone has not satisfactorily performed his obligations and duties under the agreement, the immediate vesting of all stock options between the Company and Mr. Stone and the right to exercise those options until the earlier of (x) the expiration date of those options or (y) the 90th day after Mr. Stone's termination.

     James T. Shea, Jr. Employment Agreement. The Company has entered into an employment agreement with James T. Shea, Jr. pursuant to which Mr. Shea serves as the President and Chief Executive Officer of Atlantic Star. Mr. Shea's employment agreement terminates on April 30, 1999. Mr. Shea's annual base salary for 1998 is $288,750, which increases at the beginning of each calendar year by an amount not less than five percent of his then current base salary. Mr. Shea is also entitled to receive annual bonuses as the Board of Directors of the Company may determine, provided that the bonus shall not be less than $150,000. In addition, the employment agreement provides for an automobile allowance, participation in the retirement, savings, and welfare benefit plans of the Company and a life insurance policy with a death benefit of $650,000. If the Company terminates Mr. Shea's employment for cause, the Company is obligated to pay Mr. Shea's then accrued base salary, reimbursable expenses, and any other compensation then due and owing. In addition, the Company must continue to fund Mr. Shea's life insurance policy. If the employment agreement is terminated due to death or disability, without cause or by Mr. Shea for good reason, Mr. Shea will be entitled to (i) the continuation of his annual base salary, as then in effect, for a 12-month period commencing on the termination date, (ii) a pro rata amount of his annual bonus, (iii) any annual base salary and annual bonus then accrued but not yet paid, (iv) the continuation of his welfare benefits for a 12-month period commencing on the termination date, (v) the continuation of his life insurance policy, (vi) any other compensation and benefits as may be provided in accordance with the terms and provisions of any applicable plans and programs, (vii) reimbursement for certain expenses incurred as of the termination date but not yet paid as of the date of termination and (viii) any other rights afforded to him under other written agreements between Mr. Shea and the Company.

     John D. Cullen Employment Agreement. The Company has entered into an employment agreement with John D. Cullen pursuant to which Mr. Cullen serves as the President and Chief Executive Officer of GulfStar. Mr. Cullen's employment agreement terminates on March 31, 2001 unless sooner terminated in accordance with the terms of the employment agreement. Mr. Cullen's annual base salary for 1998 is $275,000 subject to annual increases as determined by the Board of Directors of the Company. Mr. Cullen is also entitled to receive annual bonuses of at least $35,000 if GulfStar achieves certain annual broadcast cash flow projections established by the Board of Directors of the Company. If the Company terminates Mr. Cullen's employment for cause or Mr. Cullen resigns (and the Company has not breached the employment agreement), the Company must pay Mr. Cullen all accrued obligations and other benefits earned prior to the date of termination. If the Company terminates Mr. Cullen's employment without cause or Mr. Cullen terminates his employment due to a material breach of the employment agreement by the Company (which breach is not cured within 30 days after receipt of notice of breach), then the Company must pay Mr. Cullen his current salary (in equal monthly installments) for a one year period, plus a pro rata portion of any bonuses that would otherwise have been payable to Mr. Cullen.

     Frank D. Osborn Consulting Agreement. Southern Star has entered into a consulting, non-compete and separation agreement with Frank D. Osborn pursuant to which Mr. Osborn resigned as an officer and employee of Southern Star. Pursuant to such agreement, Mr. Osborn will serve as a consultant to Southern Star until February 28, 2001, and Mr. Osborn has agreed not to compete with Southern Star and its subsidiaries until after February 28, 2002. Mr. Osborn receives $100,000 per year for his consulting services and $375,000 per year for his agreement not to compete with Southern Star. Upon execution of the agreement in consideration of the termination of his employment agreement with Southern Star, Mr. Osborn also received a lump sum payment of $730,000. Upon execution of the agreement, Mr. Osborn's options to purchase 150,000 shares of Class A Common Stock under the Stock Option Plan immediately became vested. The stock options may be exercised until the earlier to occur of (i) February 28, 2001 or (ii) the 90th day after the termination of the agreement.

STOCK OPTION PLAN

     The Stock Option Plan gives certain individuals and key employees of the Company who are responsible for the continued growth of the Company an opportunity to acquire a proprietary interest in the Company, and thus to create in such persons an increased interest in and a greater concern for the welfare of the Company. The Stock Option Plan provides for grant of options to acquire up to 4,700,000 shares of Class A Common Stock. Grants of stock options with respect to 2,182,600 shares of Class A Common Stock have been made under the Stock Option Plan.

     The Stock Option Plan is administered by the Compensation Committee of the Company's Board of Directors; provided, that for purposes of determining the performance goals applicable to employees who constitute "covered employees" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and granting stock options, "Compensation Committee" as used in this summary description of the Stock Option Plan shall mean a sub-committee of the Compensation Committee members who qualify as both a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934, as amended, and as an "outside director" within the meaning of Section 162(m) of the Code, and such performance goals and stock option grants shall be subject to ratification by the unanimous approval of all members of the Compensation Committee and further ratification by the Company's Board of Directors. The Compensation Committee has authority, subject to the terms of the Stock Option Plan (including the formula grant provisions and the provisions relating to incentive stock options contained therein), to determine when and to whom to make grants or awards under the Stock Option Plan, the number of shares to be covered by the grants or awards, the types and terms of the grants and awards, and the exercise price of stock options. Moreover, the Compensation Committee has the authority, subject to the provisions of the Stock Option Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and interpretations and to take such action in connection with the Stock Option Plan and any grants and awards thereunder as it deems necessary or advisable. The Compensation Committee's determinations and interpretations under the Stock Option Plan are final, binding and conclusive on all participants and need not be uniform and may be made by the Compensation Committee selectively among persons who receive, or are eligible to receive, grants and awards under the Stock Option Plan.

     Grants of "incentive stock options" within the meaning of section 422 of the Code and non-qualified stock options (options which do not qualify under section 422 of the Code) may be made under the Stock Option Plan to key employees. Grants of non-qualified stock options may be made to eligible non-employees.

     The exercise price per share of Class A Common Stock under each option is fixed by the Compensation Committee on the date of grant; provided, however, that the exercise price of an incentive stock option granted to a person who, at the time of grant, owns shares of the Company possessing more than 10% of the total combined voting power of all classes of stock of the Company may not be less than 110% of the fair market value of a share of Class A Common Stock on the date of grant. No option is exercisable after the expiration of ten years from the date of grant, unless, as to any non-qualified stock option, otherwise expressly provided in the option agreement; provided, however, that no incentive stock option granted to a person who, at the time of grant, owns stock of the Company possessing more than 10% of the total combined voting power of all classes of stock of the Company is exercisable after the expiration of five years from the date of grant.

     In the event of a change of control or sale of the Company, all outstanding stock options may, subject to the sole discretion of the Compensation Committee, become exercisable in full at such time or times as the Compensation Committee may determine. Each stock option accelerated by the Compensation Committee shall terminate on such date (not later than the stated exercise date) as the Compensation Committee determines.

     Unless an option or other agreement provides otherwise, upon the date of death of an optionee (or upon the termination of an optionee because of such optionee's disability), the person who acquires the right to exercise the option of such optionee (or the optionee in the case of disability) must exercise such option within 180 days after the date of death (or termination in the case of disability), unless a longer period is expressly provided in such incentive stock option or a shorter period is established by the Compensation Committee, but in no event after the expiration date of such option. Following an optionee's termination of employment for cause, all stock options held by such optionee will immediately be canceled as of the date of termination of employment. Following an optionee's termination of employment for other than cause, such optionee must exercise his stock option within 30 days after the date of such termination, unless a longer period is expressly provided in such stock option or a shorter period is established by the Compensation Committee, provided that no incentive stock option shall be exercisable more than three months after such termination.

     The option exercise price may be paid in cash, or, in the discretion of the compensation committee, by the delivery of shares of Class A Common Stock then owned by the participant, or by a combination of these methods. Also, in the discretion of the Compensation Committee, payment may be made by delivering a properly executed exercise notice to the Company together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds to pay the exercise price.

WARRANTS

     Under the terms of the Affiliate Stockholders Agreement, the Company has granted five warrants to R. Steven Hicks. In 1996 and 1997, the Company granted three warrants to R. Steven Hicks pursuant to which Mr. Hicks or the holder of such warrants became entitled to purchase up to 744,000 shares, 204,254 shares and 98,797 shares, respectively, of Class C Common Stock at any time or from time to time prior to the termination date of such warrants (the "Original Regular Warrants"), and, upon the fulfillment of certain triggering events (which are based on the achievement of a 30% internal rate of return on the respective investments in the Company by Hicks Muse and its affiliates), Mr. Hicks or the holder thereof would become entitled to purchase up to an additional 186,000 shares, 51,063 shares, and 224,323 shares, respectively, of Class C Common Stock (the "Original Incentive Warrants" and, together with the Original Regular Warrants, the "Original Warrants"). The per share exercise price of each of the Original Warrants was $10.00, $11.00 and $13.30, respectively, subject in each case to increase by an annual rate of interest equal to 8% per year commencing on the date of grant of each warrant. Effective April 1, 1998, the Original Warrants were amended and restated, such that (i) the per share exercise price for each of the Original Warrants is $14.40, $15.40 and $18.10, respectively, and (ii) the Original Incentive Warrants are exercisable on the earlier to occur of June 30, 2001 or immediately preceding a Sale of the Company (as defined) if Mr. Hicks is then employed in any capacity with the Company. The Original Incentive Warrants terminate upon either a Sale of the Company or a capital reorganization (a "Capital Reorganization") in which (i) the stockholders of the Company receive only cash consideration for each share of Common Stock held by such stockholder that is less than the Qualifying Cash Consideration (as defined below), (ii) a majority of directors of the purchaser or surviving entity in such capital reorganization consists of persons who are not either members of the Board of Directors of the Company immediately prior to the capital reorganization or designees of Hicks Muse and its affiliates ("Continuing Directors"), and (iii) such purchaser or surviving entity is not an affiliate of Hicks Muse. A "Sale of the Company" means a capital reorganization in which (i) the stockholders of the Company receive cash consideration for each share of common stock of the Company held by such stockholder that (when added to any cash consideration attributable to any prior capital reorganization) equals or exceeds the Qualifying Cash Consideration, (ii) a majority of directors of the purchaser or surviving entity in such capital reorganization consists of persons who are not Continuing Directors, and (iii) such purchaser or surviving entity is not an affiliate of Hicks Muse. "Qualifying Cash Consideration" means cash consideration for each share of Common Stock received pursuant to a capital reorganization that equals or exceeds the lesser of (i) $60.00 per share or (ii) the greater of (A) a per share amount equal to $14.00 compounded at an annual rate of 30% for the period from April 3, 1998 to the end of the calendar month immediately preceding the consummation of such capital reorganization or (B) a per share amount equal to the initial public offering price of the shares of Class A Common Stock offered hereby compounded at an annual rate of 20% for the period from the date on which the Offering is consummated to the end of the calendar month immediately preceding the consummation of such capital reorganization.



     The fourth warrant (the "Fourth Warrant") was granted to Mr. Hicks in April 1998 and provides that, subject to certain exceptions, on the earlier to occur of June 30, 2001 or immediately preceding a Sale of the Company, if Mr. Hicks is then employed in any capacity with the Company, Mr. Hicks or the holder thereof may purchase up to 187,969 shares of Class C Common Stock at an exercise price equal to $17.10 per share. The Fourth Warrant terminates upon either a Sale of the Company or a Capital Reorganization.



     The fifth warrant was also granted to Mr. Hicks in April 1998 and provides that Mr. Hicks or the holder thereof may purchase up to 500,000 shares of Class C Common Stock at an exercise price equal to $14.00 per share if the fair market value of the Class A Common Stock, calculated on a daily basis, equals or exceeds $60.00 per share for a period of 180 consecutive days during the period from the date of grant of the warrant through May 31, 2003. Subject to certain exceptions, after the warrant becomes exercisable, the warrant may be exercised from time to time until (and including) the later to occur of May 31, 2003 and the 90th day after the warrant becomes exercisable. Twenty percent of the shares of Class C Common Stock issuable pursuant to the warrant vest on the first anniversary date of the warrant, and 1/60th of such shares of Class C Common Stock vest on the last day of each calendar month thereafter. If a Sale of the Company is completed, then the shares of Class C Common Stock issuable pursuant to the warrant fully vest and become exercisable immediately prior to the consummation of the Sale of the Company. The fifth warrant terminates upon either a Sale of the Company or a Capital Reorganization.


     William S. Banowsky, Jr. and Paul D. Stone were also granted warrants (together with the warrants granted to R. Steven Hicks (including the Original Warrants), the "Warrants") in April 1998 to purchase up to 150,000 shares and 150,000 shares, respectively, of Class A Common Stock at an exercise price of $14.00 per share. It is expected that if Mr. Armstrong joins the Company as its Chief Operating Officer, the Company will grant Mr. Armstrong a warrant to purchase up to 200,000 shares of Class A Common Stock at an exercise price of $14.00 per share. The terms of these warrants are the same as the terms of the fifth warrant granted to Mr. Hicks.

     In addition, each Warrant contains provisions addressing the vesting and exercisability of such Warrant under various events of termination of employment of the grantee.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

     The Company has entered into indemnification agreements with each of its directors and executive officers under which the Company will indemnify the director or officer to the fullest extent permitted by law, and to advance expenses, if the director or officer becomes a party to or witness or other participant in any threatened, pending or completed action, suit or proceeding (a "Claim") by reason of any occurrence related to the fact that the person is or was a director, officer, employee, agent or fiduciary of the Company or another entity at the Company's request (an "Indemnifiable Event"), unless a reviewing party (either outside counsel or a committee appointed by the Board of Directors) determines that the person would not be entitled to indemnification under applicable law. In addition, if a change in control or a potential change in control of the Company occurs and if the person indemnified so requests, the Company will establish a trust for the benefit of the indemnitee and fund the trust in an amount sufficient to satisfy all expenses reasonably anticipated at the time of the request to be incurred in connection with any Claim relating to an Indemnifiable Event. The reviewing party will determine the amount deposited in the trust. An indemnitee's rights under his indemnification agreement will not be exclusive of any other rights under the Company's Certificate of Incorporation or Bylaws or applicable law.

     The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information regarding (i) the beneficial ownership of each class of the Common Stock as of the date hereof, after giving effect to the Offering, by (a) each person or group beneficially owning five percent or more of any class of the Common Stock of the Company, (b) each director of the Company, (c) each Named Executive Officer, and (d) all directors and executive officers of the Company as a group and (ii) the combined percentage of all classes of the Common Stock of the Company that is beneficially owned by each of such person or group of persons. Except as noted below and pursuant to applicable community property laws, the Company believes that each individual or entity named below has sole investment and voting power with respect to the shares of Common Stock set forth opposite such stockholder's name.


                                       CLASS A               CLASS B                 CLASS C
                                   COMMON STOCK(1)       COMMON STOCK(2)         COMMON STOCK(3)
                                 -------------------   --------------------   ---------------------   PERCENT OF   PERCENTAGE
                                  NUMBER     PERCENT     NUMBER     PERCENT     NUMBER      PERCENT     TOTAL       OF TOTAL
                                    OF         OF          OF         OF          OF          OF       ECONOMIC      VOTING
   NAME OF BENEFICIAL OWNER      SHARES(4)    CLASS    SHARES(4)     CLASS     SHARES(4)     CLASS     INTEREST      POWER
   ------------------------      ---------   -------   ----------   -------   -----------   -------   ----------   ----------
Hicks Muse Parties(5)..........    272,727       *      5,119,724    84.2%     61,674,542     91.0%      62.4%        86.7%
  200 Crescent Court, Suite
  1600
  Dallas, Texas 75201
Thomas O. Hicks(5)(6)..........    295,894       *      5,119,724    84.2%     68,855,954    100.0%       4.3%        95.4%
  200 Crescent Court, Suite
    1600
  Dallas, Texas 75201
BT Capital Partners, Inc.......         --      --        961,999    15.8%             --       --          *           --
  130 Liberty Street, 25th
  Floor
  New York, New York 10006
R. Steven Hicks(7).............     23,167       *             --      --       2,544,499      3.7%       2.4%         3.5%
John D. Cullen.................    329,298       *             --      --              --       --          *            *
D. Geoffrey Armstrong(8).......    296,986       *             --      --              --       --          *            *
Frank D. Osborn(9).............    313,632       *             --      --              --       --          *            *
William S. Banowsky, Jr.(10)...     72,667       *             --      --              --       --          *            *
Eric C. Neuman.................         --      --             --      --              --       --          *            *
Paul D. Stone(11)..............    249,802       *             --      --              --       --          *            *
Lawrence D. Stuart, Jr.........     63,792       *             --      --              --       --          *            *
Michael J. Levitt..............         --      --             --      --              --       --          *            *
James T. Shea, Jr.(12).........     59,029       *             --      --              --       --          *            *
R. Gerald Turner...............      7,518       *             --      --              --       --          *            *
All directors and executive
  officers as a group (14
  persons).....................  1,465,895     4.3%     5,119,724    84.2%     68,855,954    100.0%       7.7%        95.5%


---------------

  *  Less than one percent.

 (1) The number of shares of Class A Common Stock does not include the shares of Class A Common Stock issuable upon conversion of the outstanding shares of Class B Common Stock and Class C Common Stock.

 (2) The holders of shares of Class B Common Stock are not entitled to vote, except as required by law. The shares of Class B Common Stock are convertible in whole or in part, at the option of the holder or holders thereof, into the same number of shares of Class A Common Stock, subject to certain conditions. See "Description of Capital Stock."

 (3) The holders of the Class C Common Stock are entitled to vote with the holders of the Class A Common Stock on all matters submitted to a vote of stockholders of the Company, except with respect to the election of Class A Directors and as otherwise required by law. Each share of Class C Common Stock is entitled to ten votes per share on all matters submitted to a vote of stockholders, except certain "going private" transactions. The shares of Class C Common Stock are convertible in whole or in part, at the option of the holder or holders thereof, subject to certain conditions, into the same number of shares of Class A Common Stock. See "Description of Capital Stock."

 (4) Shares beneficially owned and percentage ownership are based on 33,698,675 shares of Class A Common Stock, 6,081,723 shares of Class B Common Stock, and 67,808,902 shares of Class C Common Stock outstanding after the Offering.


 (5) Includes (i) 272,727 shares of Class A Common Stock owned of record by Capstar Boston Partners, L.L.C., a limited liability company of which the manager is a limited partnership whose ultimate general partner is Hicks, Muse Fund III Incorporated ("Fund III Inc."), (ii) 5,119,724 shares of Class B Common Stock owned of record by Capstar BT Partners, L.P., a limited partnership of which the ultimate general partner is Fund III Inc., and (iii) 61,674,542 shares of Class C Common Stock owned of record by Capstar Broadcasting Partners, L.P. ("Capstar L.P."), a limited partnership of which the ultimate general partner is HM3/Capstar, Inc. ("HM3/Capstar") (Capstar Boston Partners, L.L.C., Capstar BT Partners, L.P. and Capstar L.P. collectively, the "Hicks Muse Parties"). Thomas O. Hicks is a controlling stockholder and serves as Chief Executive Officer and Chairman of the Boards of Directors of Fund III Inc. and HM3/Capstar. Accordingly, Thomas O. Hicks may be deemed to be the beneficial owner of the Common Stock held by the Hicks Muse Parties. Mr. Thomas O. Hicks disclaims beneficial ownership of the shares of Common Stock not owned of record by him.

 (6) In addition to the shares of Class A Common Stock of the Hicks Muse Parties, the number of shares of Class A Common Stock includes 22,667 shares beneficially owned by R. Steven Hicks and 500 shares owned by Dean McClure Taylor that are subject to a voting agreement in the Affiliate Stockholders Agreement. The shares of Class B Common Stock includes the shares of the Hicks Muse Parties. In addition to the shares of Class C Common Stock of the Hicks Muse Parties, the number of shares of Class C Common Stock includes (i) 4,636,913 shares owned of record by Thomas O. Hicks, (ii) 10,000 shares owned of record by R. Steven Hicks' children,
     (iii) 1,487,447 shares owned of record by R. Steven Hicks, and (iv) 1,047,052 shares purchasable pursuant to the terms of Steve Hicks' Warrants, which are beneficially owned by R. Steven Hicks. The shares of Class C Common Stock beneficially owned by R. Steven Hicks are subject to a voting agreement in the Affiliate Stockholders Agreement. Hicks Muse is a party to the Affiliate Stockholders Agreement, which agreement requires, among other things, the parties to the Affiliate Stockholders Agreement to vote their shares in favor of the election to the Company's Board of Directors of such individuals as may be designated by Hicks Muse and its affiliates. Accordingly, Thomas O. Hicks may be deemed to be the beneficial owner of all of the Common Stock subject to the Affiliate Stockholders Agreement. Thomas O. Hicks disclaims beneficial ownership of the shares of Common Stock not owned by him of record.

 (7) The number of shares of Class A Common Stock includes (i) 19,834 shares issuable upon the exercise of stock options that are currently vested, (ii) 2,833 shares subject to stock options that are exercisable within 60 days and (iii) 500 shares owned by Dean McClure Taylor for which R. Steven Hicks serves as custodian under the Texas Uniform Gifts to Minors Act. The number of shares of Class C Common Stock includes (i) 1,487,447 shares owned of record by R. Steven Hicks, (ii) 10,000 shares owned of record by R. Steven Hicks' children and (iii) 1,047,052 shares purchasable by R. Steven Hicks pursuant to the terms of certain of Steve Hicks' Warrants. See
     "-- Warrants." R. Steven Hicks has voting rights to the shares owned by his children under the terms of the Affiliate Stockholders Agreement. R. Steven Hicks disclaims beneficial ownership of the shares of Common Stock not owned by him of record. The shares owned of record by R. Steven Hicks and his children are subject to a voting agreement in the Affiliate Stockholders Agreement. See "Certain Relationships and Related
     Transactions -- Stockholders Agreements -- Affiliate Stockholders
     Agreement."

 (8) Although Mr. Armstrong is not currently an officer, the Company and Mr. Armstrong are currently negotiating an agreement whereby Mr. Armstrong would become the Company's Chief Operating Officer on September 1, 1998 and a director of the Company as soon as practicable after the Offering. See "Management." Includes 296,986 shares owned of record by Mr. Armstrong.

 (9) Includes (i) 156,117 shares owned of record by Mr. Osborn, (ii) 150,000 shares issuable upon the exercise of stock options that are currently vested, and (iii) 7,515 shares owned of record by Mr. Osborn's children.

(10) Includes (i) 50,000 shares owned of record by Mr. Banowsky, (ii) 19,834 shares issuable upon the exercise of stock options that are currently vested, and (iii) 2,834 shares subject to stock options that are exercisable within 60 days.

(11) Includes (i) 227,135 shares owned of record by Mr. Stone, (ii) 19,834 shares issuable upon the exercise of stock options that are currently vested and (iii) 2,834 shares subject to stock options that are exercisable within 60 days.

(12) Includes (i) 35,000 shares owned of record by Mr. Shea and (ii) 24,029 shares issuable upon the exercise of stock options that are currently vested.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CHANCELLOR EXCHANGE AGREEMENT


     On February 20, 1998, the Company and Chancellor Media entered into the Chancellor Exchange Agreement pursuant to which the Company will exchange 11 SFX stations in the Dallas, Houston, San Diego and Pittsburgh markets ("Chancellor Exchange Stations") having an aggregate deemed market value of $637.5 million to Chancellor Media during the three-year period ending February 20, 2001 (the "Exchange Period"). The Chancellor Exchange Stations will be exchanged (i) in the case of SFX station KODA-FM, for certain radio stations in the Austin, Texas and the Jacksonville, Florida markets concurrently with the consummation of the SFX Acquisition if FCC approval for the acquisition of the radio stations in Austin, Texas is obtained before the consummation of the SFX Acquisition and
(ii) in the case of the remaining Chancellor Exchange Stations, for mid-sized market radio stations to be identified by the Company and paid for by Chancellor Media ("Capstar Exchange Stations"). The Company and Chancellor Media intend for the exchange transactions to qualify as like-kind exchanges under the Code. The Company, however, bears all risks related to the tax treatment of the exchanges. The Company has agreed not to solicit, initiate or encourage the submission of proposals for the acquisition of the Chancellor Exchange Stations or to participate in any discussions for such purpose during the Exchange Period, other than as contemplated under the Chancellor Exchange Agreement. Upon the consummation of the SFX Transactions and pending the consummation of such exchanges, Chancellor Media will provide services to the Chancellor Exchange Stations (other than KODA-FM, which may be owned by Chancellor Media) pursuant to separate LMAs until such stations are exchanged. Chancellor Media will retain the advertising revenues it generates while it provides services to the Chancellor Exchange Stations under such LMAs. The Company will receive initially LMA fees of approximately $49.4 million per year, with corresponding decreases in the amount of the LMA fees received by the Company as Chancellor Exchange Stations are exchanged.



     The Company and Chancellor Media have agreed that, concurrently with the consummation of the SFX Acquisition, (i) the Company will exchange SFX station KODA-FM for Chancellor stations WAPE-FM and WFYV-FM in Jacksonville, Florida and stations KASE-FM, KVET-AM and KVET-FM in Austin, Texas (which the Company currently has under agreement to acquire in the Austin Acquisition) and (ii) Chancellor Media will terminate its LMA to provide services to SFX stations WBLI-FM, WBAB-FM, WGBB-AM and WHFM-FM in the Long Island, New York market (which are under agreement to be sold by the Company concurrently with or shortly after the consummation of the SFX Acquisition). As of the date of this Prospectus, FCC approval has not been granted for the acquisition of stations KASE-FM, KVET-AM and KVET-FM. The exchange of SFX station KODA-FM for Chancellor stations WAPE-FM and WFYV-FM and stations KASE-FM, KVET-AM and KVET-FM will be delayed if FCC approval is not obtained prior to the SFX Acquisition, and Chancellor Media will provide services to SFX station KODA-FM on an interim basis pursuant to a LMA.



     The Company and Chancellor Media have agreed also that SFX station KKPN-FM in Houston, Texas will be sold to comply with regulatory requirements and, accordingly, the Company has entered into an agreement to sell KKPN-FM concurrently with the consummation of the SFX Acquisition for $54.0 million. The Company and Chancellor Media have further agreed that 50% of the sale proceeds in excess of $50.0 million shall be paid to Chancellor Media.


     If, 180 days prior to the expiration of the Exchange Period, any Chancellor Exchange Station has not been exchanged or sold to Chancellor Media or has not become the subject of an asset purchase agreement or asset exchange agreement between the Company and Chancellor Media, the Chancellor Exchange Agreement gives Chancellor Media the right to acquire the remaining Chancellor Exchange Station(s) for cash in the amount of the station valuation for such station(s). In addition, upon 120 days notice to Chancellor Media, the Company has the right, at any time during the Exchange Period, to designate any Chancellor Exchange Station for sale to Chancellor Media in cash at a price equal to its station valuation.

     Chancellor Media has committed to make the Chancellor Loan to the Company immediately prior to the SFX Acquisition to partially finance the SFX Transactions. The Company expects to borrow $135.0 million from Chancellor Media. The Chancellor Note will bear interest at a rate of 12% per annum (subject to increase in certain circumstances), payable quarterly, of which 5/6 shall be payable in cash and 1/6 shall, at the

Company's option, either be payable in cash or added to the principal amount of the Chancellor Note. In addition, the Company may elect to defer the 5/6 portion payable in cash, in which case the Chancellor Note would bear interest at a rate of 14% per annum. The Chancellor Note will mature on the twentieth anniversary of the date of issuance, provided that the Company may prepay all or part of the outstanding principal balance. Chancellor Media will have the right to require the Company to prepay all or part, depending upon the circumstance under which such prepayment event occurs, of the Chancellor Note upon the consummation of the purchase of a Chancellor Exchange Station under a purchase agreement as contemplated under the Chancellor Exchange Agreement, upon the closing of the transfer of the final Chancellor Exchange Station, upon Chancellor's purchase of all remaining Chancellor Exchange Stations for cash in accordance with the terms of the Chancellor Exchange Agreement, upon the Company acquiring stations (other than those specifically identified in the Chancellor Exchange Agreement) during the Exchange Period that are not acquired in compliance with the procedures set forth in the Chancellor Exchange Agreement, and upon the Company's termination of the Chancellor Exchange Agreement. The amount of the Chancellor Loan may not exceed $250.0 million; provided that if (i) the initial public offering price per share of the Class A Common Stock offered hereby is $18.00 or more and (ii) the Houston-KKPN Disposition and the Long Island Disposition are consummated (with any contribution of such stations to a back-up trust not being deemed to be a disposition) at or prior to the consummation of the SFX Acquisition (together, the "Loan Decrease Conditions"), then the amount of the Chancellor Loan may not exceed $200.0 million. If the Loan Decrease Conditions are satisfied and the U.S. Underwriters' and Managers' over-allotment option is exercised, the Company will be required to use the net proceeds received by the Company from the exercise of the over-allotment option to prepay the amount of the then outstanding principal balance of the Chancellor Note that exceeds $150.0 million. If the Loan Decrease Conditions are not satisfied, then the Company will not be permitted to close any acquisitions for cash, other than (i) any acquisitions of the Company that were under binding agreement on or before May 4, 1998 or (ii) as contemplated by the Chancellor Exchange Agreement, in each case until such time as the outstanding principal balance of the Chancellor Note equals $150.0 million or less. See "Description of Indebtedness -- Chancellor Note."

MONITORING AND OVERSIGHT AGREEMENTS

     Capstar Broadcasting Monitoring and Oversight Agreement. The Company has entered into a monitoring and oversight agreement (the "Capstar Broadcasting Monitoring and Oversight Agreement") with Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners"). Pursuant thereto, the Company has agreed to pay to Hicks Muse Partners an annual fee for ongoing financial oversight and monitoring services. The annual fee is adjustable upward or downward at the end of each fiscal year to an amount equal to 0.2% of the budgeted consolidated annual net sales of the Company for the then-current fiscal year; provided, that such fee shall at no time be less than $100,000 per year. Notwithstanding the calculation of the annual fee in the immediately preceding sentence, the annual fee will be reduced by the amount previously paid for such period by Capstar Partners under the Capstar Partners Monitoring and Oversight Agreement (as defined). All past due payments under the Capstar Broadcasting Monitoring and Oversight Agreement bear interest at the lesser of the highest rate of interest which may be charged under applicable law or the prime rate plus five percent, from the due date of such payment to the date on which the payment is made. Hicks Muse Partners is also entitled to reimbursement for any out-of-pocket expenses incurred by it in connection with rendering services under the Capstar Broadcasting Monitoring and Oversight Agreement. In addition, the Company has agreed to indemnify Hicks Muse Partners, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse Partners in connection with the Capstar Broadcasting Monitoring and Oversight Agreement. Hicks Muse Partners has reserved the right to seek an increase in the amount of its annual fee based on the increased scope of the Company's operations. Any such increase will be subject to the approval of the Board of Directors of the Company, including a majority of the disinterested directors, based on the exercise of their independent judgment. To date, the Company has not paid Hicks Muse Partners monitoring and oversight fees. As of March 31, 1998, the Company has no outstanding obligation to Hicks Muse under the Capstar Broadcasting Monitoring and Oversight Agreement.

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


     The Capstar Broadcasting Monitoring and Oversight Agreement makes available on an ongoing basis the resources of Hicks Muse Partners concerning a variety of financial matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. The Capstar Broadcasting Monitoring and Oversight Agreement expires on the earlier to occur of (i) July 1, 2007 or (ii) the date on which Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("HM Fund III") and its affiliates cease to own beneficially, directly or indirectly, any securities of the Company or its successors.


     Capstar Partners Monitoring and Oversight Agreement. Capstar Partners has entered into a monitoring and oversight agreement (the "Capstar Partners Monitoring and Oversight Agreement") with Hicks Muse Partners. Pursuant thereto, Capstar Partners has agreed to pay to Hicks Muse Partners an annual fee for ongoing financial oversight and monitoring services. The annual fee is adjustable upward or downward at the end of each fiscal year to an amount equal to 0.2% of the budgeted consolidated annual net sales of Capstar Partners for the then-current fiscal year; provided, that such fee shall at no time be less than $100,000 per year. Capstar Partners has paid Hicks Muse Partners approximately $399,000 of monitoring and oversight fees since inception in October 1996. As of March 31, 1998, Capstar Partners has no outstanding obligation to Hicks Muse under the Capstar Partners Monitoring and Oversight Agreement. The Capstar Partners Monitoring and Oversight Agreement expires on the earlier to occur of (i) October 16, 2006 or (ii) the date on which HM Fund III and its affiliates cease to own beneficially, directly or indirectly, any securities of Capstar Partners or its successors. The remainder of the terms of the Capstar Partners Monitoring and Oversight Agreement are substantially similar to the terms of the Capstar Broadcasting Monitoring and Oversight Agreement.

FINANCIAL ADVISORY AGREEMENTS

     Capstar Broadcasting Financial Advisory Agreement. The Company is a party to a financial advisory agreement (the "Capstar Broadcasting Financial Advisory Agreement") with Hicks Muse Partners. Pursuant to the Capstar Broadcasting Financial Advisory Agreement, Hicks Muse Partners is entitled to receive a fee equal to 1.5% of the transaction value (as defined) for each add-on transaction (as defined) in which the Company or any of its subsidiaries is involved. Hicks Muse Partners is also entitled to reimbursement for any out-of-pocket expenses incurred by it in connection with rendering services under the Capstar Broadcasting Financial Advisory Agreement. The term "transaction value" means the total value of any add-on transaction, including, without limitation, the aggregate amount of the funds required to complete the add-on transaction (excluding any fees payable pursuant to the Capstar Broadcasting Financial Advisory Agreement, but including the amount of any indebtedness, preferred stock or similar items assumed or remaining outstanding). The term "add-on transaction" means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring, or other similar transaction directly or indirectly involving the Company or any of its subsidiaries, excluding Capstar Partners and its direct or indirect subsidiaries, and any other person or entity. In addition, the Company has agreed to indemnify Hicks Muse Partners, its affiliates and partners, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse Partners in connection with the Capstar Broadcasting Financial Advisory Agreement.

     Pursuant to the Capstar Broadcasting Financial Advisory Agreement, Hicks Muse Partners provides investment banking, financial advisory and other similar services with respect to the add-on transactions in which the Company is involved. Such transactions require additional attention beyond that required to monitor and advise the Company on an ongoing basis and accordingly the Company pays separate advisory fees with respect to such matters in addition to those paid in connection with the Capstar Broadcasting Monitoring and Oversight Agreement. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. The Capstar Broadcasting Financial Advisory Agreement will terminate concurrently with the termination of the Capstar Broadcasting Monitoring and Oversight Agreement.

     Capstar Partners Financial Advisory Agreement. Capstar Partners is a party to a financial advisory agreement (the "Capstar Partners Financial Advisory Agreement") with Hicks Muse Partners. The terms of the Capstar Partners Financial Advisory Agreement are substantially similar to the terms of the Capstar Broadcasting Financial Advisory Agreement.

     The Company has paid, or will pay, Hicks Muse Partners financial advisory fees of approximately $51.1 million since inception in October 1996, including $32.2 million in connection with the SFX Transactions and $10.4 million in connection with the Houston-KKPN Disposition and the sale of the 11 SFX stations to Chancellor Media under the Chancellor Exchange Agreement.

STOCKHOLDERS AGREEMENTS

     Affiliate Stockholders Agreement. R. Steven Hicks, five of his children, Capstar BT Partners, L.P. and Capstar Boston Partners, L.L.C. and Capstar L.P. (the "Affiliate Stockholders") have entered into the Affiliate Stockholders Agreement with the Company and Hicks Muse which provides, among other things, that the Affiliate Stockholders may require the Company, subject to certain registration volume limitations, to effect up to three demand registrations of their Common Stock under the Securities Act. The Affiliate Stockholders Agreement also provides that in the event the Company proposes to register any shares of its Common Stock under the Securities Act, whether or not for its own account, the Affiliate Stockholders will be entitled, with certain exceptions, to include their shares of Common Stock in such registration.

     The Affiliate Stockholders Agreement also requires the Affiliate Stockholders, subject to certain conditions, to vote their shares (i) in favor of the election to the Board of Directors of such individuals as may be designated by Hicks Muse and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Affiliate Stockholders Agreement. If certain conditions are met, including R. Steven Hicks serving as the Company's President and Chief Executive Officer or beneficially holding not less than 3% of the fully-diluted Common Stock of the Company, the Affiliate Stockholders Agreement provides that R. Steven Hicks shall be one of such designees to serve on the Board of Directors.

     Management Stockholders Agreement. Certain stockholders of the Company have entered into the Management Stockholders Agreement with the Company and Hicks Muse that provides, among other things, that in the event the Company proposes to register any shares of its Common Stock under the Securities Act, whether or not for its own account, the stockholders that are parties to the Management Stockholders Agreement will be entitled, with certain exceptions, to include their shares of Common Stock in such registration.

     GulfStar Stockholders Agreement. Certain stockholders of the Company have entered into the GulfStar Stockholders Agreement with the Company and Hicks Muse that provides, among other things, that such persons may require the Company, subject to certain registration volume limitations, to effect up to three demand registrations of their Common Stock under the Securities Act. The GulfStar Stockholders Agreement also provides that in the event the Company proposes to register any shares of its Common Stock under the Securities Act, whether or not for its own account, the parties will be entitled, with certain exceptions, to include their shares of Common Stock in such registration.

MANAGEMENT AND AFFILIATE EQUITY INVESTMENTS

     Hicks Muse and its affiliates (excluding Capstar BT Partners, L.P. and Capstar Boston Partners, L.L.C.) have invested $799.8 million in Common Stock, including $90.0 million for 9,000,000 shares of Class C Common Stock in connection with the Commodore Acquisition, $34.8 million for 3,163,452 shares of Class C Common Stock in connection with the Osborn Acquisition, $75.0 million for 5,639,097 shares of Class C Common Stock in connection with the GulfStar Acquisition, and $600.0 million for 43,796,992 shares of Class C Common Stock which was used to consummate station acquisitions, the repayment of indebtedness under the Company's existing credit agreement and the purchase of all of the outstanding 13 1/4% Capstar Notes and will be used to consummate in part the SFX Transactions. Capstar BT Partners, L.P., an entity controlled by Hicks Muse, has invested $20.0 million for 1,818,181 shares of Class B Common Stock in connection with the Osborn Acquisition, $11.1 million for 837,746 shares of Class B Common Stock in connection with the GulfStar Acquisition, and $34.1 million for 2,463,797 shares of Class B Common Stock which was used to consummate station acquisitions, the repayment of indebtedness under the Company's existing credit agreement and the purchase of all of the outstanding 13 1/4% Capstar Notes and will be used to consummate in part the SFX Transactions. Capstar Boston Partners, L.L.C., an entity controlled by Hicks Muse, has invested $3.0 million for 272,727 shares of Class A Common Stock.

     In October 1996, R. Steven Hicks purchased 300,000 shares of Class A Common Stock for $3.0 million. In January 1997, William S. Banowsky, Jr. purchased 50,000 shares of Class A Common Stock for $500,000 and R. Steven Hicks purchased 10,000 shares of Class A Common Stock for $100,000. In June 1997, Mary K. Quass, president of Central Star, purchased 90,909 shares of Class A Common Stock for $1.0 million. In July 1997, R. Gerald Turner, a director of the Company, purchased 7,518 shares of Class A Common Stock for $100,000. In May 1998, Thomas
O. Hicks exchanged 1,200,064 shares of Class B Common Stock for an equal number of shares of Class C Common Stock.

INDEBTEDNESS OF MANAGEMENT

     Mary K. Quass, the president and chief executive officer of Central Star, purchased 90,909 shares of Class A Common Stock, in exchange for cash in the amount of $9,091 and a promissory note payable to the Company in the principal amount of $990,909 and bearing interest at an annual rate of 9%. Ms. Quass repaid the promissory note in January 1998.

     R. Gerald Turner, a director of the Company, purchased 7,518 shares of Class A Common Stock in exchange for a non-recourse promissory note payable to the Company in the principal amount of $75,000 and a recourse note payable to the Company in the principal amount of $25,000. As of March 31, 1998, principal balances of $75,000 and $1,125, respectively, were outstanding on the non-recourse note and the recourse note. The notes, which mature on the fifth anniversary thereof, are secured by the shares of Class A Common Stock purchased by Mr. Turner and bear interest at a rate of 8.25% per annum with quarterly interest payments and principal payable at maturity.

     Each of the Eric C. Neuman Special Trust, Paul D. Stone, John D. Cullen and
D. Geoffrey Armstrong acquired shares of common stock of GulfStar in exchange for non-recourse promissory notes payable and recourse promissory notes payable to GulfStar in aggregate principal amounts of approximately $147,000, $512,000, $951,000 and $174,000, respectively, as of March 31, 1998. Before the GulfStar Acquisition, the notes were secured by the common stock of GulfStar. In connection with the GulfStar Acquisition, the common stock of GulfStar was exchanged for Common Stock. The Common Stock held of record by each of the Eric
C. Neuman Special Trust, Paul D. Stone and John D. Cullen now secures such person's obligation under the notes. Two notes of Paul D. Stone (with an aggregate principal balance of approximately $37,000 as of March 31, 1998), the note of the Eric C. Neuman Special Trust and D. Geoffrey Armstrong's notes bear interest at a rate of 9% per annum, and Paul D. Stone's other notes and John D. Cullen's note bear interest at 7.6% per annum, each with principal and interest payments payable annually in arrears or, at the option of the holder, such interest payments may be deferred and added to the outstanding principal balance of the note. Each of the notes matures 10 years after the date thereof.

     Dex Allen, the former president and chief executive officer of Pacific Star until May 15, 1998, purchased 36,363 shares of Class A Common Stock in exchange for $200,000 in cash and a promissory note payable to the Company in the principal amount of $200,000 and bearing interest at an annual rate of 9%. Mr. Allen repaid the promissory note in February 1998.

     David J. Benjamin, III, a former managing director of Capstar Radio, purchased 36,363 shares of Class A Common Stock in exchange for $3,636 in cash and a promissory note payable to the Company in the principal amount of $400,000 and bearing interest at an annual rate of 9%. Mr. Allen repaid the promissory note in July 1997.

GULFSTAR TRANSACTIONS

     In September 1997, William R. Hicks, the brother of Thomas O. Hicks, sold 105,965 shares of Class A Common Stock to the Company for $682,380. In connection with the sale and pursuant to the GulfStar Stockholders Agreement, Hicks Muse waived its right of first refusal to purchase William R. Hicks' Class A Common Stock. Concurrently with the sale of William R. Hicks' Class A Common Stock, GulfStar Communications Holdings, Inc., an indirect subsidiary of the Company, sold all of the outstanding stock of Bryan Broadcasting Operating Company, Inc. ("BBOC") to Mr. Hicks and another purchaser for a purchase price of $580,000. In connection with the sale, the Company entered into an agreement with William R. Hicks that provides the Company with the right of first refusal, subject to certain permitted transfers, to repurchase the stock of BBOC if William R. Hicks attempts to sell the radio stations operated by BBOC.

     In April 1996, GulfStar acquired all of the outstanding capital stock of Sonance Communications, Inc. ("Sonance") in exchange for 542 shares of GulfStar Class C common stock, 1,626 shares of GulfStar Class A common stock and approximately $619,000. Total consideration for the acquisition, including acquisition costs, was approximately $8,692,000, including assumed liabilities of $7,627,000. Sonance's controlling stockholder is William R. Hicks, brother of Thomas O. Hicks and R. Steven Hicks.

     In 1996, GulfStar recorded a charge of approximately $771,000 in connection with the write-off of a receivable from Sonance Midland, Inc. ("Sonance Midland"). Before its sale to an unrelated third party, Sonance Midland was owned by Thomas O. Hicks and William R. Hicks. Sonance Midland owed GulfStar $771,000 in connection with advances for working capital. During 1996, Sonance Midland was sold by William R. Hicks to an unrelated third party. Concurrently with the sale, GulfStar wrote-off the receivable from Sonance Midland.

GULFSTAR ACQUISITION

     On July 8, 1997, GulfStar Communications, Inc. merged with and into a wholly-owned subsidiary of the Company (the "GulfStar Acquisition"). In the merger, all of the outstanding common stock of GulfStar was exchanged for Common Stock having a deemed value of approximately $113.0 million. Concurrently with the merger, the Company redeemed all outstanding preferred stock of GulfStar for approximately $29.4 million and repaid in full the outstanding indebtedness of GulfStar of approximately $90.7 million. The conversion ratio used to determine the amount of Common Stock received by the stockholders of GulfStar was calculated by the parties based on the relative value of the Company and GulfStar principally determined by utilizing projected broadcast cash flows for the year ending December 31, 1998.

     Thomas O. Hicks beneficially owned 87.3% of the voting power of GulfStar before the GulfStar Acquisition. In addition, Thomas O. Hicks and R. Steven Hicks served as two of the four directors of GulfStar, and R. Steven Hicks was the Chief Executive Officer of GulfStar. Pursuant to the GulfStar Acquisition,
R. Steven Hicks received 1,187,947 shares of Class C Common Stock; Thomas O. Hicks received 1,200,064 shares and 3,436,849 shares, respectively, of Class B Common Stock and Class C Common Stock, and the Eric C. Neuman Special Trust (of which Eric C. Neuman is the beneficiary), Paul D. Stone, Lawrence D. Stuart, Jr., John D. Cullen and D. Geoffrey Armstrong received 250,062 shares, 227,135 shares, 63,792 shares, 329,298 shares and 296,986 shares, respectively, of Class A Common Stock. In May 1998, Thomas O. Hicks exchanged his shares of Class B Common Stock for a like number of shares of Class C Common Stock.

CHANCELLOR MEDIA TRANSACTIONS

     The Company has retained Katz Media Group, Inc. ("Katz") as its media representative to sell national spot advertising air time. Katz is a wholly-owned subsidiary of Chancellor Media, and Thomas O. Hicks serves as Chairman of the Board of Chancellor Media (and as its interim Chief Executive Officer until June 1, 1998). In addition, Eric C. Neuman and Lawrence D. Stuart, Jr. serve on the board of directors of Chancellor Media. In 1997 and for the three months ended March 31, 1998, the Company has paid Katz $1,403,000 and $600,000, respectively, for media representation services.

     The Company broadcasts advertising over the Company's portfolio of stations from The AMFM Radio Network. The AMFM Radio Network is owned and operated by Chancellor Media. For the three months ended March 31, 1998, the Company has paid Chancellor Media $70,000 for the use of the AMFM Radio Network.

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

ROUND ROCK, TEXAS CONSTRUCTION PERMIT

     R. Steven Hicks and the Company anticipate entering into a Letter Agreement to effect the transfer from R. Steven Hicks to the Company of a construction permit (the "Construction Permit") issued by the FCC to construct a new FM broadcast station on Channel 290C2 located in Round Rock, Texas, for an effective purchase price of $8.5 million, subject only to FCC approval of such transfer. R. Steven Hicks is currently indebted to the Company in the aggregate principal amount of $8.5 million in connection with the letter of credit that R. Steven Hicks used to acquire the Construction Permit. Bankers Trust Company issued a letter of credit on February 10, 1998, for the account of R. Steven Hicks that was ultimately used to satisfy R. Steven Hicks' obligations pursuant to a Settlement Agreement dated as of January 30, 1998, by and among R. Steven Hicks, Elinor Lewis Stephens, Grass Roots Radio, Inc., and August Communications Group, Inc. with respect to multiple applications on file with the FCC for the Construction Permit and to obtain the Construction Permit in R. Steven Hicks' name. Elinor Lewis Stephens, Grass Roots Radio, Inc., and August Communications Group, Inc. are independent third parties and the $8.5 million settlement payment by R. Steven Hicks to these persons was determined on an arms-length basis. Subsequent to the issuance of the Construction Permit to R. Steven Hicks, the Company purchased the $8.5 million letter of credit reimbursement obligations owing from R. Steven Hicks to Bankers Trust Company, in its capacity as the issuer of such letter of credit, pursuant to the terms of a Guaranty and Purchase Agreement dated as of February 10, 1998, between Capstar Radio and Bankers Trust Company, which agreement has been assigned by Capstar Radio to the Company. The $8.5 million indebtedness of R. Stevens Hicks currently owing to the Company as a result of the above described transactions will be satisfied upon the transfer of the Construction Permit to the Company.

                          DESCRIPTION OF CAPITAL STOCK

THE COMPANY

     The following description of the capital stock of the Company gives effect to the proposed sale of 31,000,000 shares of Class A Common Stock in the Offering. The Company's authorized capital stock consists of (i) 750,000,000 shares of Class A Common Stock, of which 33,698,675 shares are issued and outstanding, (ii) 150,000,000 shares of Class B Common Stock, of which 6,081,723 shares are issued and outstanding, (iii) 150,000,000 shares of Class C Common Stock, of which 67,808,902 shares are issued and outstanding, and (iv) 100,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), none of which are issued and outstanding. In addition, the Company has reserved for issuance (i) 300,000 shares of Class A Common Stock and 2,196,408 shares of Class C Common Stock upon the exercise of the Warrants, (ii) 4,700,000 shares of Class A Common Stock under the Stock Option Plan, and (iii) 300,000,000 shares of Class A Common Stock upon the conversion of the Class B Common Stock and the Class C Common Stock. See "Management -- Benefit Plans."

  Common Stock

     The rights of holders of the Common Stock are identical in all respects, except as discussed below. All the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are validly issued, fully paid and nonassessable.

     Dividends. Subject to the right of the holders of any class of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of any class of Common Stock unless simultaneously the same dividend is declared or paid on each share of the other class of Common Stock; provided that, in the event of stock dividends, holders of a specific class of Common Stock shall be entitled to receive only additional shares of such class.

     Voting Rights. The Class A Common Stock and the Class C Common Stock vote together as a single class on all matters submitted to a vote of stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class C Common Stock entitled to ten votes, except (i) the holders of Class A Common Stock, voting as a separate class, will be entitled to elect two Class A Directors, (ii) with respect to any proposed "going private" transaction (as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), with Hicks Muse or any of its affiliates (a "Rule 13e-3 Transaction"), each share of Class A Common Stock and Class C Common Stock shall be entitled to one vote, but the holders of Class A Common Stock and Class C Common Stock shall vote together as a single class in Rule 13e-3 Transactions, and (iii) as otherwise required by law. The Class B Common Stock has no voting rights except as otherwise required by law. Except as otherwise required by law and except in connection with the election of the directors of the Company, the vote of the holders of at least a majority in voting power of the outstanding shares then entitled to vote shall decide any question brought before a meeting of the stockholders of the Company. The directors of the Company shall be elected at a meeting of the stockholders at which a quorum is present by a plurality of the votes of the shares entitled to vote on the election of directors or a class of directors.

     R. Gerald Turner has been appointed by the Company's Board of Directors as a Class A Director. As soon as practicable after the consummation of the Offering, the Board of Directors will appoint an additional Class A Director. R. Gerald Turner and the additional Class A Director will serve until the next annual meeting of stockholders at which time the holders of the Class A Common Stock, voting as a separate class, will be entitled to elect two Class A Directors, each of whom must be an "independent director." For this purpose, an "independent director" means a person who is not an officer or employee of the Company or its subsidiaries, and who does not have a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the holders of Class A Common Stock and Class C Common Stock, voting as a single class, are entitled to elect the Classified Directors, which will be divided into three classes of directors with staggered

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

three-year terms. Notwithstanding the foregoing, upon the earlier to occur of
(i) the date on which Hicks Muse and its affiliates ceases to own beneficially more than 50% of the number of shares of Class C Common Stock owned by them upon completion of the Offering subject to certain adjustments and (ii) the third anniversary date of the completion of the Offering, the holders of Class A Common Stock and Class C Common Stock shall vote together as a single class upon the election of all directors (with the Class C Common Stock continuing to vote on a ten-to-one basis) and the Board of Directors will appoint the Class A Directors to the three classes of directors in its discretion and in accordance with applicable law. Holders of Common Stock are not entitled to cumulate votes in the election of directors.

     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of Common Stock is required to approve any amendment to the Company's Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect such class adversely.

     Liquidation Rights. Upon liquidation, dissolution or winding-up of the Company, the holders of the capital stock of the Company are entitled to ratably share in all assets available for distribution after payment in full of creditors.

     Conversion of Class B Common Stock and Class C Common Stock. The shares of Class B Common Stock and Class C Common Stock are convertible, in whole or in part, at the option of the holder or holders thereof at any time into a like number of shares of Class A Common Stock, subject to certain conditions. Upon the sale or other transfer of any share or shares of Class B Common Stock or Class C Common Stock to any person other than Hicks Muse and its affiliates or with respect to Class B Common Stock, to certain banking entities, each share so sold or transferred shall automatically be converted into one share of Class A Common Stock, subject to certain conditions.

     Preemptive Rights. The holders of Common Stock are not entitled to preemptive or similar rights.

     Transfer Agent. Harris Trust & Savings Bank is the Transfer Agent and Registrar for the Class A Common Stock.

  Preferred Stock

     The Company is authorized to issue 100,000,000 shares of Preferred Stock. The Board of Directors, in its sole discretion, may designate and issue one or more series of Preferred Stock from the authorized and unissued shares of Preferred Stock. Subject to limitations imposed by law or the Certificate of Incorporation, the Board of Directors is empowered to determine the designation of and the number of shares constituting a series of Preferred Stock, the dividend rate for the series, the terms and conditions of any voting and conversion rights for the series, the amounts payable on the series upon redemption or upon the liquidation, dissolution or winding-up of the Company, the provisions of any sinking fund for the redemption or purchase of shares of any series, and the preferences and relative rights among the series of Preferred Stock. Such rights, preferences, privileges and limitations could adversely effect the rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE COMPANY

     Classified Board of Directors. In addition to the Class A Directors, the Certificate of Incorporation provides for three additional classes of directors, which serve staggered three-year terms and which shall be elected by the holders of the Class A Common Stock and Class C Common Stock, voting as a single class.

     Special Meetings; Action by Written Consent. The Bylaws provide that special meetings of holders of Common Stock may be called only by the Board of Directors and that only business proposed by the Board of Directors may be considered at special meetings of the holders of Common Stock. Holders of Common Stock may act at annual or special meetings of holders of Common Stock and by written consent.

     Removal of Directors. A Class A Director may be removed before the expiration of such director's term of office with or without cause by the vote of at least a majority of the voting power of the shares of Class A

Common Stock entitled to vote thereon. A Classified Director may be removed before the expiration of such director's term of office for cause only by the vote of holders of at least a majority of the voting power of the shares of Common Stock entitled to vote thereon.

     Foreign Ownership. The Certificate of Incorporation restricts the ownership, voting and transfer of the Company's capital stock in accordance with the Communications Act and the rules of the FCC, which prohibit ownership of more than 25% of the Company's outstanding capital stock (or more than 25% of the voting rights it represents) by or for the account of Aliens or corporations otherwise subject to domination or control by Aliens. The Certificate of Incorporation authorizes the Board of Directors to adopt such provisions as it deems necessary to enforce these prohibitions, including the inclusion of a legend regarding restrictions on foreign ownership of such stock on the certificates representing the Common Stock. In addition, the Certificate of Incorporation provides that shares of capital stock determined by the Board of Directors to be owned beneficially by an Alien or an entity directly or indirectly owned by Aliens in whole or in part shall always be subject to redemption by action of the Board of Directors to the extent necessary, in the judgment of the Board of Directors, to comply with the Alien ownership restrictions of the Communications Act and the FCC rules and regulations.

     Exculpation. The Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. See "Management -- Limitations of Liability and Indemnification Matters."

     Indemnification. The Certificate of Incorporation provides that the Company shall indemnify its officers and directors to the maximum extent allowed by the General Corporation Law of the State of Delaware. Pursuant to Section 145 of the General Corporation Law of the State of Delaware, the Company generally has the right to indemnify its current and former directors against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful.

DELAWARE LAW PROVISIONS

     Generally, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following events occurs: (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Pursuant to Section 203 of the General Corporation Law of the State of Delaware, Hicks Muse and its affiliates will not be "interested stockholders" after completion of the Offering.

CAPSTAR PARTNERS

  12% Capstar Partners Preferred Stock

     Capstar Partners has authorized 10,000,000 shares of preferred stock, par value $.01 per share, of which 2,500,000 shares are designated as 12% Senior Exchangeable Preferred Stock (the "12% Capstar Partners Preferred Stock"). As of the date of this Prospectus, 1,064,667 shares of 12% Capstar Partners Preferred

Stock are issued and outstanding. The following description of the 12% Capstar Partners Preferred Stock does not purport to be complete and is qualified in its entirety by the terms of the Capstar Partners Certificate of Designation therefor.

     Ranking. The 12% Capstar Partners Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, ranks (a) senior to all classes of common stock of Capstar Partners and to each other series of preferred stock established after June 17, 1997 (the "Preferred Stock Issuance Date") by the Board of Directors of Capstar Partners the terms of which expressly provide that such class or series will rank junior to the 12% Capstar Partners Preferred Stock (the "Junior Stock"), subject to certain conditions,
(b) on a parity with each other class of preferred stock established after the Preferred Stock Issuance Date by the Board of Directors of Capstar Partners the terms of which expressly provide that such class or series will rank on a parity with the 12% Capstar Partners Preferred Stock (the "Parity Stock") and (c) subject to certain conditions, junior to each class of Preferred Stock established after the Preferred Stock Issuance Date by the Board of Directors of Capstar Partners the terms of which expressly provide that such class will rank senior to the 12% Capstar Partners Preferred Stock ("Senior Stock").

     Dividends. Holders of the 12% Capstar Partners Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of Capstar Partners, out of funds legally available therefor, cash dividends on each share of 12% Capstar Partners Preferred Stock at a rate per annum equal to 12% of the then effective liquidation preference per share of the 12% Capstar Partners Preferred Stock, payable semi-annually. Capstar Partners, at its option, may pay dividends on any dividend payment date occurring on or before July 1, 2002 either in cash or in additional shares of the 12% Capstar Partners Preferred Stock. If any dividend payable on any dividend payment date on or before July 1, 2002 is not declared or paid in full in cash on such dividend payment date, the amount payable as dividends on such dividend payment date that is not paid in cash on such dividend payment date shall be paid in additional shares of the 12% Capstar Partners Preferred Stock on such dividend payment date and will be deemed paid in full and will not accumulate. After July 1, 2002, dividends may be paid only in cash out of funds legally available therefor. No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Stock for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid (or are deemed declared and paid) in full or declared and, if payable in cash, a sum in cash sufficient for such payment is set apart for such payment on the 12% Capstar Partners Preferred Stock. If full dividends are not so paid, the 12% Capstar Partners Preferred Stock will share dividends pro rata with the Parity Stock. No dividends may be paid or set apart for such payment on Junior Stock (except dividends on Junior Stock payable in additional shares of Junior Stock) and no Junior Stock or Parity Stock may be repurchased, redeemed or otherwise retired nor may funds be set apart for payment with respect thereto, if full cumulative dividends have not been paid in full (or deemed paid) on the 12% Capstar Partners Preferred Stock. So long as any shares of the 12% Capstar Partners Preferred Stock are outstanding, Capstar Partners may not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any of the Parity Stock or Junior Stock or any warrants, rights, calls or options exercisable or convertible into any of the Parity Stock or Junior Stock, and may not permit any corporation or other entity directly or indirectly controlled by Capstar Partners to purchase or redeem any of the Parity Stock or Junior Stock or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance with the foregoing on the 12% Capstar Partners Preferred Stock have been paid (or are deemed paid) in full.

     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of Capstar Partners, holders of 12% Capstar Partners Preferred Stock are entitled to be paid, out of the assets of Capstar Partners available for distribution to stockholders, the liquidation preference per share of 12% Capstar Partners Preferred Stock, which will initially be $100.00 per share, plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any Junior Stock, including, without limitation, common stock of Capstar Partners. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of Capstar Partners, the amounts payable with respect to the 12% Capstar Partners Preferred Stock and all other Parity Stock are not paid in full, the holders of the

12% Capstar Partners Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of Capstar Partners in proportion to the full liquidation preference to which each is entitled until such preferences are paid in full, and then in proportion to their respective amounts of accumulated but unpaid dividends. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of shares of 12% Capstar Partners Preferred Stock are not entitled to any further participation in any distribution of assets of Capstar Partners. The Capstar Partners Certificate of Designation for the 12% Capstar Partners Preferred Stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the 12% Capstar Partners Preferred Stock, although such liquidation preference will be substantially in excess of the par value of such shares of 12% Capstar Partners Preferred Stock.

     Optional Redemption. The 12% Capstar Partners Preferred Stock may be redeemed (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) at any time on or after July 1, 2002, in whole or in part, at the option of Capstar Partners, at the redemption prices (expressed in percentages of the liquidation preference thereof) set forth below, plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends to the redemption date (including an amount in cash equal to a prorated dividend for the period from the dividend payment date immediately prior to the redemption date to the redemption date), if redeemed during the 12-month period beginning July 1 of each of the years set forth below:

                       YEAR                         PERCENTAGE
                       ----                         ----------
2002..............................................   106.000%
2003..............................................   104.800%
2004..............................................   103.600%
2005..............................................   102.400%
2006..............................................   101.200%
2007 and thereafter...............................   100.000%

     In addition, prior to July 1, 2001, Capstar Partners may, at its option, use the net cash proceeds of one or more public equity offerings or major asset sales (each as defined below) to redeem the 12% Capstar Preferred Stock, in part, at a redemption price of 112.00% of the liquidation preference thereof; provided, however, that after any such redemption, there is outstanding at least $75.0 million in aggregate liquidation preference of 12% Capstar Partners Preferred Stock. Any such redemption is required to occur on or prior to one year after the receipt by Capstar Partners of the proceeds of each public equity offering or major asset sale. A "public equity offering" means an underwritten public offering of capital stock of Capstar Partners or the Company, pursuant to an effective registration statement filed with the Securities and Exchange Commission, provided that, in the case of a public equity offering of the Company, net proceeds in an amount sufficient to redeem the 12% Capstar Partners Preferred Stock called for redemption are contributed to Capstar Partners. A "major asset sale" means any asset sale or series of related asset sales involving assets with a fair market value in excess of $25.0 million.

     Mandatory Redemption. The 12% Capstar Partners Preferred Stock is subject to mandatory redemption (subject to the legal availability of funds therefor) in whole on July 1, 2009 at a price equal to 100% of the liquidation preference thereof, plus, without duplication, all accrued and unpaid dividends to the date of redemption.

     Exchange. Capstar Partners may, at its option, subject to certain conditions, on any scheduled dividend payment date occurring on or after the Preferred Stock Issuance Date, exchange the 12% Capstar Partners Preferred Stock, in whole but not in part, for the 12% Capstar Partners Exchange Debentures. Holders of the 12% Capstar Partners Preferred Stock will be entitled to receive $1.00 principal amount of 12% Capstar Partners Exchange Debentures for each $1.00 in liquidation preference of 12% Capstar Partners Preferred Stock. See "Description of Indebtedness -- 12% Capstar Partners Exchange Debentures."

     Voting Rights. Holders of 12% Capstar Partners Preferred Stock, except as otherwise required under Delaware law or as set forth below, are not entitled or permitted to vote on any matter required or permitted to be voted upon by the sole stockholder of Capstar Partners.

     The Capstar Partners Certificate of Designation provides that if (i) after July 1, 2002, cash dividends on the 12% Capstar Partners Preferred Stock are in arrears and unpaid for three or more semi-annual dividend periods (whether or not consecutive); (ii) Capstar Partners fails to redeem the 12% Capstar Partners Preferred Stock on July 1, 2009 or fails to otherwise discharge any redemption obligation with respect to the 12% Capstar Partners Preferred Stock; (iii) Capstar Partners fails to make a change of control offer (as described below) if such offer is required by the provisions of the Capstar Partners Certificate of Designation or fails to purchase shares of 12% Capstar Partners Preferred Stock from holders who elect to have such shares purchased pursuant to the change of control offer (unless, in either case, Capstar Partners has decided to effect a change of control redemption (as described below) in lieu of such change of control offer as set forth in the Capstar Partners Certificate of Designation);
(iv) Capstar Partners fails to make an offer to purchase when it is obligated to do so; (v) a breach or violation of any of the provisions described under the caption "-- Certain Covenants" occurs and the breach or violation continues for a period of 30 days or more after Capstar Partners receives notice thereof specifying the default from the holders of at least 25% of the shares of 12% Capstar Partners Preferred Stock then outstanding; or (vi) Capstar Partners fails to pay at the final stated maturity (giving effect to any extensions thereof) the principal amount of any indebtedness of Capstar Partners or any subsidiary of Capstar Partners, or the final stated maturity of any such indebtedness is accelerated, if the aggregate principal amount of such indebtedness, together with the aggregate principal amount of any other such indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof) or which has been accelerated, aggregates $10,000,000 or more at any time, in each case, after a 10-day period during which such default shall not have been cured or such acceleration rescinded, then the number of directors constituting the board of directors will be adjusted to permit the holders of a majority of the then outstanding shares of 12% Capstar Partners Preferred Stock, voting separately and as a class (together with the holders of any Parity Stock having similar voting rights), to elect the lesser of two directors and that number of directors constituting at least 25% of the members of the board of directors of Capstar Partners. Such voting rights will continue until such time as, in the case of a dividend default, all dividends in arrears on the 12% Capstar Partners Preferred Stock are paid in full in cash and, in all other cases, any failure, breach or default giving rise to such voting rights is remedied or waived by the holders of at least a majority of the shares of 12% Capstar Partners Preferred Stock then outstanding, at which time the term of any directors elected pursuant to the provisions of this paragraph shall terminate. Such voting rights shall be the holders' exclusive remedy at law or in equity.

     Change of Control. The Capstar Partners Certificate of Designation provides that, upon the occurrence of a change of control (as defined below), Capstar Partners will be obligated to make an offer (a "change of control offer") to the holders of the 12% Capstar Partners Preferred Stock pursuant to which each holder will have the right to require that Capstar Partners repurchase all or a portion of such holder's 12% Capstar Partners Preferred Stock in cash at a purchase price equal to 101% of the liquidation preference thereof, plus, without duplication, all accumulated and unpaid dividends per share to the date of repurchase. A "change of control" means the occurrence of one or more of the following events: (i) any sale or other transfer of all or substantially all of the assets of Capstar Partners, other than to Hicks Muse, any of its affiliates, officers and directors or R. Steven Hicks; (ii) a majority of the Board of Directors of Capstar Partners shall consist of persons who are not continuing directors (generally, persons who were members of the Board of Directors of Capstar Partners on the date of original issuance of the 12% Capstar Partners Preferred Stock or were nominated for election or elected to the Board of Directors of Capstar Partners by continuing directors or are representatives of Hicks Muse and its affiliates); or (iii) the acquisition by any person or group of persons of the direct or indirect power to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of directors of Capstar Partners.

     In addition, the Capstar Partners Certificate of Designation provides that, prior to July 1, 2002, upon the occurrence of a change of control, Capstar Partners has the option to redeem the 12% Capstar Partners Preferred Stock in whole but not in part (a "Change of Control Redemption") at a redemption price equal to

100% of the liquidation preference thereof, plus the applicable premium. "Applicable premium" means, with respect to a share of the 12% Capstar Partners Preferred Stock at any change of control redemption date, the greater of (i) 1.0% of the liquidation preference of such share and (ii) the excess of (A) the present value at such time of (1) the redemption price of such share at July 1, 2002 plus (2) all required dividend payments due on such share through July 1, 2002 over (B) the liquidation preference of such share.

     Certain Covenants. The Capstar Partners Certificate of Designation contains restrictive provisions that, among other things, limit the ability of Capstar Partners and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, or merge or consolidate with or sell all or substantially all of their assets to any other person.

SFX

  12 5/8% SFX Preferred Stock

     SFX has authorized 10,012,000 shares of preferred stock, par value $.01 per share, of which 2,250,000 shares are designated as Series E Cumulative Preferred Stock (the "12 5/8% SFX Preferred Stock"). As of the date of this Prospectus, 2,446,640 shares of 12 5/8% SFX Preferred Stock are issued and outstanding. The following summary of certain terms of the 12 5/8% SFX Preferred Stock does not purport to be complete and is qualified in its entirety by the terms of the SFX Certificate of Designation.

     Ranking. The 12 5/8% SFX Preferred Stock ranks senior in right of payment to all classes or series of capital stock of SFX as to dividends and upon liquidation, dissolution or winding up of SFX. The SFX Certificate of Designation provides that SFX may not, without the consent of the holders of at least two-thirds of the then outstanding 12 5/8% SFX Preferred Stock, authorize, create (by way of reclassification or otherwise) or issue any class or series of capital stock of SFX ranking senior to the 12 5/8% SFX Preferred Stock ("Senior Securities") or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of Senior Securities.

     Dividends. The holders of the 12 5/8% SFX Preferred Stock are entitled to receive, when, as and if dividends are declared by the Board of Directors of SFX out of funds of SFX legally available therefor, cumulative preferential dividends from the issue date of the 12 5/8% SFX Preferred Stock accruing at the rate per share of $12.625 per annum, payable semi-annually in arrears on January 15 and July 15 in each year or, if any such date is not a business day, on the next succeeding business day (each, a "Dividend Payment Date"), to the Holders of record as of the next preceding January 1 and July 1 (each, a "Record Date"). Dividends are payable in cash, except that on each Dividend Payment Date occurring on or prior to January 15, 2002, dividends may be paid, at SFX's option, by the issuance of additional shares of 12 5/8% SFX Preferred Stock (including fractional shares) having an aggregate liquidation preference (as defined in the SFX Certificate of Designation) equal to the amount of such dividends. Dividends payable on the 12 5/8% SFX Preferred Stock are computed on the basis of a 360-day year of twelve 30-day months and are deemed to accrue on a daily basis.

     Dividends on the 12 5/8% SFX Preferred Stock accrue whether or not SFX has earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared. Dividends accumulate to the extent they are not paid on the Dividend Payment Date for the period to which they relate. Accumulated unpaid dividends bear interest at the rate of 12.625% per annum. The SFX Certificate of Designation provides that SFX will take all actions required or permitted under Delaware law to permit the payment of dividends on the 12 5/8% SFX Preferred Stock.

     No dividend whatsoever may be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding 12 5/8% SFX Preferred Stock with respect to any dividend period unless all dividends for all preceding dividing periods have been declared and paid upon, or declared and a sufficient sum set apart for the payment of such dividend upon, all outstanding shares of 12 5/8% SFX Preferred Stock. Unless full cumulative dividends on all outstanding shares of SFX Series Preferred Stock due for all past dividend periods shall have been declared and paid, or declared and a sufficient sum for the payment thereof set apart, then (i) no dividend (other than a dividend payable solely in shares of any class of stock ranking junior to the

12 5/8% SFX Preferred Stock as to the payment of dividends and as to rights in liquidation, dissolution or winding up of the affairs of SFX ("Junior Securities")) may be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of Junior Securities; (ii) no other distribution may be declared or made upon, or any sum set apart for the payment of any distribution upon, any shares of Junior Securities; (iii) no shares of Junior Securities may be purchased, redeemed or otherwise acquired or retired for value (excluding an exchange for series of other Junior Securities) by SFX or any of its subsidiaries; and (iv) no monies may be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition or retirement for value of any shares of Junior Securities by SFX or any of its subsidiaries. Holders of the 12 5/8% SFX Preferred Stock are not entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends as herein described.

     Voting Rights. Holders of record of the 12 5/8% SFX Preferred Stock have no voting rights, except as required by law and as provided in the SFX Certificate of Designation. The SFX Certificate of Designation provides that upon (a) the accumulation of accrued and unpaid dividends on the outstanding 12 5/8% SFX Preferred Stock in an amount equal to six full quarterly dividends (whether or not consecutive); (b) the failure of SFX to satisfy any mandatory redemption or repurchase obligation (including, without limitation, pursuant to any required change of control offer (as described below)) with respect to the 12 5/8% SFX Preferred Stock; (c) the failure to SFX to make a change of control offer; (d) the failure of the SFX to comply with any of the other covenants or agreements set forth in the SFX Certificate of Designation and the continuance of such failure for 60 consecutive days or more; or (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness (as defined in the SFX Certificate of Designation) for money borrowed by SFX or any of its subsidiaries (or the payment of which is guaranteed by SFX or any of its subsidiaries), which default
(i) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a "Payment Default") or (ii) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more (each of the events described in clauses (a), (b), (c), (d) and (e) being referred to herein as a "Voting Rights Triggering Event"), then the number of members of SFX's Board of Directors will be immediately and automatically increased by two, and the holders of a majority of the outstanding shares of 12 5/8% SFX Preferred Stock, voting as a separate class, will be entitled to elect two members to the Board of Directors of SFX. Voting rights arising as a result of a Voting Rights Triggering Event will continue until such time as all dividends in arrears on the 12 5/8% SFX Preferred Stock are paid in full and all other Voting Rights Triggering Events have been cured or waived.

     In addition, SFX may not authorize, create (by way of reclassification or otherwise) or issue any Senior Securities, or any obligation or security convertible into or evidencing the right to purchase Senior Securities, without the affirmative vote or consent of the holders of two-thirds of the then outstanding shares of 12 5/8% SFX Preferred Stock, in each case, voting as a separate class.

     Exchange. SFX may, at its option, on any Dividend Payment Date and subject to certain conditions, exchange, in whole or in part, on a pro rata basis, the then outstanding shares of 12 5/8% SFX Preferred Stock for 12 5/8% SFX Exchange Debentures; provided that immediately after giving effect to any partial exchange, there shall be outstanding 12 5/8% SFX Preferred Stock with an aggregate liquidation preference of not less than $50.0 million and not less than $50.0 million in aggregate principal amount of 12 5/8% SFX Exchange Debentures.

     Mandatory Redemption. On October 31, 2006 (the "Mandatory Redemption Date"), SFX is required to redeem (subject to the legal availability of funds therefor) all outstanding shares of 12 5/8% SFX Preferred Stock at a price in cash equal to the liquidation preference thereof, plus accrued and unpaid dividends, if any, to the date of redemption.

     Optional Redemption. The 12 5/8% SFX Preferred Stock may be redeemed, in whole or in part, at the option of SFX on or after January 15, 2002, at the redemption prices specified below (expressed as percentages of the liquidation preference thereof), in each case, together with accrued and unpaid dividends, if any, to the date of redemption, upon not less than 30 nor more the 60 days' prior written notice, if redeemed during the 12-month period commencing on January 15 of each of the years set forth below:

                                                             REDEMPTION
                           YEAR                                 RATE
                           ----                              ----------
2002.......................................................   106.313%
2003.......................................................   104.734%
2004.......................................................   103.156%
2005.......................................................   101.578%
2006 and thereafter........................................   100.000%

     In addition, prior to January 15, 2000, SFX may, at its option, redeem up to 50% of the aggregate of (i) the liquidation preference of the 12 5/8% SFX Preferred Stock issued (whether issued or issued in lieu of cash dividends) less the liquidation preference of 12 5/8% SFX Preferred Stock exchanged for 12 5/8% SFX Exchange Debentures and (ii) the principal amount of 12 5/8% SFX Exchange Debentures issued (whether issued in exchange for 12 5/8% SFX Preferred Stock or in lieu of cash interest), with the net proceeds of one or more common equity offerings received on or after the date of original issuance of the 12 5/8% SFX Preferred Stock at a redemption price of 112.625% of the liquidation preference or principal amount, as the case may be, plus accumulated and unpaid dividends in the case of 12 5/8% SFX Preferred Stock and accrued and unpaid interest in the case of 12 5/8% SFX Exchange Debentures; provided, that after any such redemption, if any 12 5/8% SFX Preferred Stock or 12 5/8% SFX Exchange Debentures remain outstanding, at least $50 million in liquidation preference or principle amount, as applicable, of 12 5/8% SFX Preferred Stock or 12 5/8% SFX Exchange Debentures, as the case may be, remain outstanding; and provided further, that any such redemption shall occur within 75 days of the date of closing of such offering of common equity of SFX. See "Description of Indebtedness --12 5/8% SFX Exchange Debentures."

     Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SFX or reduction or decrease in is capital stock resulting in a distribution of assets to the holders of any class or series of SFX's capital stock (a "reduction or decrease in capital stock"), each holder of the 12 5/8% SFX Preferred Stock will be entitled to payment out of the assets of SFX available for distribution of an amount equal to the liquidation preference per share of 12 5/8% SFX Preferred Stock held by such holder, plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution, winding up or reduction or decrease in capital stock, before any distribution is made on any Junior Securities, including, without limitation, common stock of SFX. After payment in full of the liquidation preference and all accrued dividends, if any, to which holders of 12 5/8% SFX Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of SFX. However, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of SFX nor the consolidation or merger of SFX with or into one or more corporations will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of SFX or reduction or decrease in capital stock, unless such sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding up of the business of SFX or reduction or decrease in capital stock.

     The SFX Certificate of Designation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the 12 5/8% SFX Preferred Stock, although such liquidation preference will be substantially in excess of the par value of the 12 5/8% SFX Preferred Stock.

     Change of Control. Upon the occurrence of a change of control (as defined below), SFX will be obligated to make a change of control offer to the holders of the 12 5/8% SFX Preferred Stock pursuant to which each holder will have the right to require that SFX repurchase all or any part of such holder's shares of 12 5/8% SFX Preferred Stock in cash at a purchase price equal to 101% of the aggregate liquidation preference thereof plus, without duplication, all accrued and unpaid dividends, if any, thereon to the date of repurchase. A

"change of control" means the occurrence of one or more of the following events:
(i) any sale or other transfer of all or substantially all of the assets of SFX and its subsidiaries; (ii) the adoption of a plan of liquidation or dissolution of SFX; (iii) a majority of the Board of Directors of SFX shall consist of persons who are not continuing directors (generally, person who were members of the Board of Directors of SFX on the original date of issuance of the 12 5/8% SFX Preferred Stock or were nominated for election or elected to SFX's Board of Directors by continuing directors); or (iv) the consummation of any transaction, the result of which is that any person becomes the beneficial owner of voting stock of SFX having more than 35% of the combined voting power of all classes of voting stock of SFX then outstanding.

     Certain Covenants. The SFX Certificate of Designation contains restrictive provisions that, among other things, limit the ability of SFX and its subsidiaries to incur additional indebtedness, issue certain stock, merge, consolidate with or sell all or substantially all of their assets to any other person.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Class A Common Stock of the Company. The sale, or availability for sale, of substantial amounts of Class A Common Stock in the public market subsequent to the Offering, could adversely affect the prevailing market price of the shares of Class A Common Stock and could impair the Company's ability to raise additional capital through the sale of equity securities.

     Upon completion of the Offering, the Company will have outstanding a total of 33,698,675 shares of Class A Common Stock, 6,081,723 shares of Class B Common Stock and 67,808,902 shares of Class C Common Stock. Of these outstanding shares, the 31,000,000 shares of Class A Common Stock sold in the Offering (35,650,000 shares if the U.S. Underwriters' and Managers' over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act, except for any such shares purchased by an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company, which shares may generally only be sold in compliance with the limitations and Rule 144 described below. The remaining 2,698,675 shares of Class A Common Stock, all 6,081,723 shares of Class B Common Stock and all 67,808,902 shares of Class C Common stock will be "restricted securities" for purposes of Rule 144 and may not be resold unless registered under the Securities Act or sold pursuant to an applicable exemption thereunder, including the exemption contained in Rule 144.

     The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which all of the holders of such shares have agreed not to sell or otherwise dispose of their shares for a period of 180 days after the effective date of this Offering (the "Lock-Up Period") without the prior written consent of Credit Suisse First Boston Corporation, except for certain limited exceptions. Because of these restrictions, on the date of this Prospectus, no shares other than those offered hereby will be eligible for sale. Upon expiration of the Lock-Up Period, all of the restricted securities will be eligible for sale in the public market, subject to Rule 144 and Rule 701 of the Securities Act (other than 120,000 shares of Class A Common Stock which will become eligible for sale in May 1999, 558,496 shares and 1,905,301 shares of Class B Common Stock which will become eligible for sale in January and April 1999, respectively, and 7,518,797 shares, 11,278,195 shares, 21,428,571 shares and 3,571,428 shares of Class C Common Stock which will become eligible for sale in January, February, March and April 1999, respectively).

     In general, under Rule 144, as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including persons who may be deemed "affiliates" of the Company under Rule 144) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the class of Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale, subject to certain manner of sale limitations. A stockholder who is deemed not to have been an affiliate of the Company for at least three months prior to the date of sale and who has beneficially owned restricted securities for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume or manner of sale limitations described above.


     Rule 701 under the Securities Act provides that shares of Class A Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its minimum holding period. The Company intends to register on a registration statement on Form S-8, shortly after the date of this Prospectus, 7,196,406 shares of Class A Common Stock reserved for issuance under the Stock Option Plan and the Warrants and 2,196,406 shares of Class C Common Stock reserved for issuance under the Warrants.


     Notwithstanding the foregoing, the Company is a party to the Affiliate Stockholders Agreement with certain of its stockholders, including R. Steven Hicks and certain affiliates of Hicks Muse, and also to the GulfStar Stockholders Agreement with certain of its other stockholders, including Thomas
O. Hicks, each of which grants those stockholders, who will hold an aggregate of 273,227 shares, 5,119,724 shares and 63,171,989 shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively, in the case of the Affiliate Stockholders Agreement, and 1,616,662 shares, 961,999 shares and 4,636,913 shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, respectively, in the case of the GulfStar Stockholders Agreement, the right to require the Company, subject to certain limitations, to effect up to three "demand" registrations under the Securities Act for the sale of such stockholders' shares of Common Stock. The Company is also a party to the Management Stockholders Agreement with its other stockholders pursuant to which 688,787 shares of Class A Common Stock are subject. The Stockholders Agreements provide that in the event that the Company proposes to register any shares of its Common Stock under the Securities Act, whether or not for its own account, at any time or times, the stockholders that are parties to the Stockholders Agreements will be entitled, with certain exceptions, to include their shares of Common Stock in such registration unless the managing underwriters of such offering exclude some or all of such shares from such registration under the circumstances specified in the Stockholders Agreements. The parties to the Stockholders Agreements have waived their rights to participate as selling stockholders in the Offering and, to the extent that such parties possess "demand" registration rights, they have waived such rights for a period of 180 days after the date of this Prospectus.

                          DESCRIPTION OF INDEBTEDNESS

CAPSTAR CREDIT FACILITY

     Capstar Radio, as the borrower, will enter into a new Credit Agreement (the "Capstar Credit Facility") with the Company and Capstar Partners as guarantors under the same agreement, together with Salomon Brothers Holding Company Inc and Goldman Sachs Credit Partners L.P., as documentation agents, NationsBank, N.A., as syndication agent, and Bankers Trust Company, as administrative agent (the "Agent"), and the other financial institutions party thereto (the "Lenders") in connection with the SFX Acquisition. The Capstar Credit Facility will consist of a $550.0 million Revolving Loan, a $600.0 million A Term Loan and a $250.0 million B Term Loan. The Capstar Credit Facility will also contain provisions providing mechanisms for additional term loans and revolving loans in an aggregate amount up to $500.0 million subject, in all instances, to future commitment availability from the Lenders at their discretion. Such additional loans are not available to Capstar Radio as of the Closing Date and will not be available until requested by Capstar Radio and approved by the Lenders choosing to participate therein. The following description of certain provisions of the Capstar Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Capstar Credit Facility.

     Revolving Loans. The Capstar Credit Facility will provide for revolving credit loans (the "Revolving Loans") of up to $550.0 million (as reduced from time to time, the "Revolving Loan Commitment"). The Capstar Credit Facility will mature six and a half years from the initial borrowing date with the Revolving Loans then outstanding to be repaid in full on such date. $150.0 million of the Revolving Loan Commitment will be available to Capstar Radio for the issuance of letters of credit. The proceeds of the Revolving Loans will be available to Capstar Radio for (i) working capital and general corporate purposes of Capstar Radio and its subsidiaries, including, without limitation, acquisitions permitted under the Capstar Credit Facility ,and (ii) the funding of any payments to the holders of the 10 3/4% SFX Notes, the 11 3/8% SFX Notes and the 12 5/8% SFX Preferred Stock that exercise their option to put such obligations to SFX in connection with a change of control of SFX. A principal amount equal to $25.0 million of the Revolving Loans may be used by Capstar Radio to finance a portion of the SFX Acquisition and fees and expenses related thereto.

     A Term Loans. Up to $600.0 million in A Term Loans may be incurred by Capstar Radio on only two dates; the first date is the initial closing date (the "Closing Date") of the Capstar Credit Facility and the second date is the date that is 120 days after the Closing Date. The first borrowing of A Term Loans will be used as necessary to finance a portion of the SFX Acquisition and fees and expenses related thereto. The second borrowing of the remaining A Term Loans will be used to provide funds in connection with the redemption of $154.0 million aggregate principal amount of the 10 3/4% SFX Notes and $119.6 million aggregate liquidation preference of the 12 5/8% SFX Preferred Stock, plus applicable premiums with respect thereto. The A Term Loans are subject to scheduled annual principal repayments, payable in equal quarterly installments, set forth in the table below:

A TERM LOAN SCHEDULED REPAYMENT DATE                        AMOUNT
------------------------------------                      -----------
August 31, 1999.......................................    $15,000,000
November 30, 1999.....................................    $15,000,000
February 28, 2000.....................................    $15,000,000
May 31, 2000..........................................    $15,000,000
August 31, 2000.......................................    $22,500,000
November 30, 2000.....................................    $22,500,000
February 28, 2001.....................................    $22,500,000
May 31, 2001..........................................    $22,500,000
August 31, 2001.......................................    $22,500,000
November 30, 2001.....................................    $22,500,000
February 28, 2002.....................................    $22,500,000
May 31, 2002..........................................    $22,500,000
August 31, 2002.......................................    $30,000,000
November 30, 2002.....................................    $30,000,000
February 28, 2003.....................................    $30,000,000
May 31, 2003..........................................    $30,000,000
August 31, 2003.......................................    $30,000,000
November 30, 2003.....................................    $30,000,000
February 28, 2004.....................................    $30,000,000
May 31, 2004..........................................    $30,000,000
August 31, 2004.......................................    $60,000,000
A Term Loan Maturity Date (November 30, 2004).........    $60,000,000

     The A Term Loans will mature on the six and a half year anniversary of the Closing Date of the Capstar Credit Facility. A Term Loans may not be reborrowed after payment.

       B Term Loans. On the Closing Date, Capstar Radio may incur B Term Loans in an aggregate principal amount of $250.0 million. The proceeds of the B Term Loans will be used solely to finance the SFX Acquisition and the payment of fees and expenses related thereto. The B Term Loans are subject to scheduled annual principal repayments, payable in equal quarterly installments, set forth in the table below:

         B TERM LOAN SCHEDULED REPAYMENT DATE               AMOUNT
         ------------------------------------             -----------
August 31, 1998.......................................    $   625,000
November 30, 1998.....................................    $   625,000
February 28, 1999.....................................    $   625,000
May 31, 1999..........................................    $   625,000
August 31, 1999.......................................    $   625,000
November 30, 1999.....................................    $   625,000
February 28, 2000.....................................    $   625,000
May 31, 2000..........................................    $   625,000
August 31, 2000.......................................    $   625,000
November 30, 2000.....................................    $   625,000
February 28, 2001.....................................    $   625,000
May 31, 2001..........................................    $   625,000
August 31, 2001.......................................    $   625,000
November 30, 2001.....................................    $   625,000
February 28, 2002.....................................    $   625,000
May 31, 2002..........................................    $   625,000
August 31, 2002.......................................    $   625,000
November 30, 2002.....................................    $   625,000

         B TERM LOAN SCHEDULED REPAYMENT DATE               AMOUNT
         ------------------------------------             -----------
February 28, 2003.....................................    $   625,000
May 31, 2003..........................................    $   625,000
August 31, 2003.......................................    $28,125,000
November 30, 2003.....................................    $28,125,000
February 28, 2004.....................................    $28,125,000
May 31, 2004..........................................    $28,125,000
August 31, 2004.......................................    $34,375,000
November 30, 2004.....................................    $34,375,000
February 28, 2005.....................................    $34,375,000
B Term Loan Maturity Date (May 31, 2005)..............    $34,375,000

     The B Term Loans will mature on the seventh anniversary of the Closing Date of the Capstar Credit Facility. B Term Loans may not be reborrowed after payment.

       Additional Term Loans. At any time on or after the Closing Date and prior to May 31, 2001, with the prior written consent of the Agent, Capstar Radio may request one or more of the Lenders to assume an Additional Term Loan Commitment and to make Additional Term Loans under the Capstar Credit Facility, up to an aggregate amount, together with any Additional Revolving Loans, equal to $500.0 million. The Additional Term Loans may be accessed in multiple advances with a minimum amount for each such advance (the "Additional Term Loans"). The Additional Term Loans would be subject to scheduled annual principal repayments, payable in equal quarterly installments, as agreed to by the Lenders making such Additional Term Loans and Capstar Radio at the time the Additional Term Loans are made.

     The Additional Term Loans will mature on the six and a half year anniversary of the Closing Date of the Capstar Credit Facility. Additional Term Loans may not be reborrowed after payment.

       Additional Revolving Loans. At any time on or after the Closing Date and prior to November 30, 2004 with the prior written consent of the Agent, Capstar Radio may request one or more of the Lenders to assume an Additional Revolving Loan Commitment and to make Additional Revolving Loans under the Capstar Credit Facility, up to an aggregate amount equal to $200.0 million, less any Additional Term Loans made in excess of $300.0 million. Additional Revolving Loans once made would be subject to the same provisions governing the payment of, repayment (mandatory and voluntary) of and calculation of interest on the Revolving Loans under the Capstar Credit Facility.

       Letters of Credit. Letters of Credit may be provided under the Capstar Credit Facility as a portion of the Revolving Loan Commitment, subject to a limit on availability equal to an aggregate amount of $150,000,000. The Letters of Credit will be available for general corporate purposes, including, without limitation, to provide letter of credit support in connection with the requirements of the purchase contracts relating to acquisitions permitted by the terms of the Capstar Credit Facility.

     Interest Rate. The Revolving Loans, the A Term Loans, the B Term Loans and the Additional Term Loans (the "Loans") will bear interest at a rate equal to, at Capstar Radio's option, (i) the Base Rate (as defined below) in effect from time to time plus the Applicable Margin (as defined below) (the "Base Rate Loans") or (ii) the Eurodollar Rate (as defined below) (adjusted for maximum reserves) as determined by the Agent for the respective interest period plus the Applicable Margin (the "Eurodollar Loans"). The

Applicable Margin for the Loans will be equal to a percentage per annum, adjusted based upon Capstar Radio's leverage ratio as set forth below:

                                A TERM LOANS,           A TERM LOANS,
                            ADDITIONAL TERM LOANS   ADDITIONAL TERM LOANS
                             AND REVOLVING LOANS     AND REVOLVING LOANS     B TERM LOANS       B TERM LOANS
                                MAINTAINED AS           MAINTAINED AS        MAINTAINED AS     MAINTAINED AS
      LEVERAGE RATIO           BASE RATE LOANS        EURODOLLAR LOANS      BASE RATE LOANS   EURODOLLAR LOANS
      --------------        ---------------------   ---------------------   ---------------   ----------------
Greater than 6.75:1.......         1.125%                  2.125%                1.50%             2.50%
Greater than 6.5:1 but
  less than or equal to
  6.75:1..................         1.00%                   2.00%                 1.375%            2.375%
Greater than 6.0:1 but
  less than or equal to
  6.5:1...................         0.875%                  1.875%                1.25%             2.25%
Greater than 5.5:1 but
  less than or equal to
  6.0:1...................         0.625%                  1.625%                1.00%             2.00%
Greater than 5.0:1 but
  less than or equal to
  5.5:1...................         0.375%                  1.375%                0.75%             1.75%
Greater than 4.5:1 but
  less than or equal to
  5.0:1...................         0.125%                  1.125%                0.75%             1.75%
Less than or equal to
  4.5:1...................        0%                       0.875%                0.75%             1.75%

; provided that at any time after the date occurring six months after the Closing Date, the Applicable Margin set forth in the grid above with respect to the Term Loans shall be reduced (i) in the case of the A Term Loans, the Additional Term Loans and the Revolving Loans, by 0.125% for a margin corresponding to a Leverage Ratio of greater than 6.5:1 or less than or equal to 4.5:1 and by 0.25% for a margin corresponding to a Leverage Ratio of greater than 4.5:1 but less than or equal to 6.5:1 and (ii) in the case of B Term Loans, by 0.25%, in each case so long as SFX has repaid in full or has transferred or assigned to the Company, Capstar Partners or Capstar Radio all of its obligations under each of the 10 3/4% SFX Notes and the 12 5/8% SFX Preferred Stock (it being agreed and understood, however, that notwithstanding anything to the contrary contained in this proviso under no circumstances shall the Applicable Margin (x) for B Term Loans maintained as Eurodollar Loans be reduced to less than 1.50% and for B Term Loans maintained as Base Rate Loans be reduced to less than 0.50% and (y) be less than 0.0%).

     "Base Rate" shall mean the higher of (i) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate, adjusted for reserves, and (ii) the rate that the Agent announces from time to time as its prime lending rate, as in effect from time to time. Interest on Base Rate Loans will be payable quarterly in arrears. Interest on Eurodollar Loans will be payable on the last day of the applicable interest period and, in the case of interest periods in excess of three months, on the applicable three-month anniversary of the related borrowing. Interest periods of one, two, three, six, and if available to all Lenders, nine and twelve months will be available for Eurodollar Loans. "Eurodollar Rate" shall mean the offered quotation to first-class banks in the New York interbank Eurodollar market by Bankers Trust Company for dollar deposits of amounts in immediately available funds comparable to the outstanding principal amount of the eurodollar loan of Bankers Trust Company with maturities comparable to the interest period applicable to such eurodollar loan commencing two business days thereafter as of 10:00 A.M. (New York time) on the date which is two business days prior to the commencement of such interest period, divided (and rounded upward to the nearest 1/16 of 1%) by a percentage equal to 100% minus the then stated maximum rate of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves required by applicable law) applicable to any member bank of the Federal Reserve System in respect of Eurocurrency funding or liabilities.

     Fees. Capstar Radio will be required to pay commitment fees on the combined unutilized total Revolving Loan Commitment and total Additional Term Loan Commitment, as in effect from time to time, to the Agent for the account of the Lenders for the period commencing on the Closing Date of the Capstar Credit Facility to (and including) the date of termination of the Revolving Loan Commitment and the Additional Term Loan

Availability Termination Date, as applicable, payable quarterly in arrears and upon the termination of the Capstar Credit Facility. The Applicable Commitment Commission Percentage is a percentage per annum, adjusted based upon Capstar Radio's Leverage Ratio as follows: (i) for the period from the Closing Date until the first day of the first Margin Reduction Period (the date that is six months after the Closing Date) at 0.50%, (ii), thereafter, if the Leverage Ratio shall be greater than 6.0:1 on each applicable last day of the most recent fiscal quarter at 0.50%, (iii) if the Leverage Ratio shall be greater than 5.0:1 but less than or equal to 6.0:1 on each applicable Test Date at 0.375%, and (iv) if the Leverage Ratio shall be equal to or less than 5.0:1 on each applicable Test Date at 0.25%. In addition Capstar Radio will be required to pay letter of credit fees equal to the remainder of the Applicable Margin from time to time for Revolving Loans maintained as Eurodollar Loans less 1/4% per annum on the outstanding stated amounts of Letters of Credit. In addition Capstar Radio will pay a facing fee for the account of the issuer of the Letter of Credit equal to
 1/4% on such outstanding stated amounts.

     Security and Guarantees. Capstar Radio will secure the Capstar Credit Facility by granting a first priority perfected pledge of Capstar Radio's assets, including, without limitation, the capital stock of its subsidiaries, except for the direct and indirect subsidiaries of SFX. The Company, Capstar Partners and all of the direct and indirect subsidiaries of the Company (other than Capstar Radio and SFX and its direct and indirect subsidiaries) will guarantee the Capstar Credit Facility and will secure their guarantees by granting a first priority perfected pledge of substantially all of their assets, including Capstar Partners' pledge of the capital stock of Capstar Radio. Capstar Radio will fund an intercompany loan to SFX with proceeds from the Capstar Credit Facility, which intercompany loan will be secured by SFX and its direct and indirect subsidiaries through a pledge of substantially all of their assets. Capstar Radio will pledge the note evidencing such intercompany loan to SFX to the Agent for the ratable benefit of the Lenders and collaterally assign any security pledged or granted to Capstar Radio in connection with such intercompany loan to the Agent for the ratable benefit of the Lenders. The common stock of Capstar Partners will be pledged by the Company on a first priority basis to Chancellor Media as security for the Chancellor Note. The Company will also grant a second priority security interest in Capstar Partners' common stock to the Agent for the ratable benefit of the Lenders as additional security for its guaranty of the Capstar Credit Facility. While, as of the Closing Date, SFX and its direct and indirect subsidiaries will not directly guarantee the obligations of Capstar Radio under the Capstar Credit Facility, the Company, Capstar Partners and Capstar Radio have agreed that, in the event that SFX is permitted under its indentures to guarantee such obligations without such guarantee being deemed a restricted payment thereunder, they will cause SFX and its direct and indirect subsidiaries to so guarantee the obligations of Capstar Radio under the Capstar Credit Facility at such time.

  Covenants. The Capstar Credit Facility will contain customary restrictive covenants, which, among other things and with certain exceptions, limit the ability of the Company, Capstar Partners and Capstar Radio to incur additional indebtedness and liens in connection therewith, enter into certain transactions with affiliates, pay dividends, consolidate, merge or effect certain asset sales, issue additional stock, make capital expenditures and enter new lines of business. The Capstar Credit Facility limits Capstar Radio's ability to make additional acquisitions in excess of $200.0 million on an individual basis without the prior consent of a majority of the Lenders. Under the Capstar Credit Facility, Capstar Radio will also be required to satisfy certain financial covenants, which will require Capstar Radio to maintain specified financial ratios and to comply with certain financial tests, such as maximum leverage ratio, minimum consolidated EBITDA and minimum consolidated EBITDA to consolidated net cash interest expense. Under the Capstar Credit Facility, Capstar will also be required to make mandatory prepayments on the A Term Loans, the B Term Loans and the Revolving Loans upon the occurrence of certain events, including, the generation of excess cash flow of the Company on a consolidated basis, the issuance of indebtedness by the Company and any of its subsidiaries, the sale of assets of the Company and any of its subsidiaries, casualty events, the issuance of equity by the Company and any of its subsidiaries, subject to certain permitted exceptions. Such mandatory prepayments will be applied first to the A Term Loans and the B Term Loans on a pro rata basis against remaining scheduled principal payments for such loans. After the A Term Loans and the B Term Loans have been repaid, any mandatory prepayments required under the Capstar Credit Facility will be applied against any outstanding principal balances under the Revolving Loans, and if there are no outstanding Revolving Loans, then the commitments for Revolving Loans will be permanently terminated by an amount equal to the mandatory prepayments that would otherwise be required.

     Events of Default. The Capstar Credit Facility will contain customary events of defaults, including, but not limited to: (i) (x) the default in the payment when due of any principal of any Loan or note thereunder or (y) the default, and such default shall continue unremedied for three or more business days in the payment when due of any payment or disbursement under a letter of credit or interest on any A Term Loan, B Term Loan or Revolving Loan or note or fees (as defined in the Capstar Credit Facility) thereunder; (ii) default in the performance or observance of certain covenants and agreements contained in the Capstar Credit Facility; (iii) certain defaults, including payment defaults, by the Company or its subsidiaries under other agreements relating to indebtedness;
(iv) the acceleration of certain indebtedness of the Company or its subsidiaries prior to its stated maturity; (v) the voluntary commencement by the Company or one of its subsidiaries of bankruptcy proceedings under Title 11 of the United States Code or an involuntary commencement of such a proceeding not contested within 10 days or dismissed in 60 days; or the commencement of a proceeding under similar laws not dismissed for 60 days or the appointment of a custodian for the Company under certain circumstances or the adjudication of the Company or any of its subsidiaries as insolvent or bankrupt or any order of relief for the foregoing is entered; (vi) the failure to satisfy certain minimum employee benefit funding standards; (vii) the failure of certain security documents or guarantees under the Capstar Credit Facility to be in effect; (viii) a Change of Ownership (as defined below); and (ix) the entry of unvacated judgments against the Company or its subsidiaries that in the aggregate are in excess of $10.0 million. Upon consummation of the Offering and the SFX Acquisition, the Company will not be in default of its obligations under the Capstar Credit Facility.

     "Change of Ownership" means (i) the Company shall cease to own beneficially 100% of the capital stock (other than the 12% Capstar Partners Preferred Stock) of Capstar Partners; (ii) Capstar Partners shall cease to own beneficially 100% of the capital stock of Capstar Radio; (iii) if the HM Group (as defined below) shall cease to have the power, directly or indirectly, to vote or direct the voting of securities having a majority of the ordinary voting power for the election of directors of the Company, provided, that the occurrence of the foregoing event shall not be deemed a "Change of Ownership" if (1) no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange
Act), excluding the HM Group, shall become the "beneficial owner" (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than the greater of (x) 15% of the then outstanding voting stock of the Company and (y) the percentage of the outstanding voting stock of the Company owned by the HM Group as of the Closing Date and (2) the board of directors of the Company shall consist of a majority of Continuing Directors (as defined below); (iii) the HM Group (excluding R. Steven Hicks) shall own beneficially fewer shares of outstanding common stock of the Company than R. Steven Hicks; or
(iv) a "Change of Control" under and as defined in the Indentures shall have occurred.

     "HM Group" means, collectively, (i) Hicks Muse, its affiliates and R. Steven Hicks taken as a whole, (ii) so long as Hicks Muse, its affiliates and R. Steven Hicks taken as a whole possess sole voting right with respect to the voting stock of the Company held by each such person, such persons who are or were employees, officers, directors or partners of Hicks Muse or such affiliate and the family members of such persons or trusts created for the sole benefit of such family members and (iii) so long as Hicks Muse, its affiliates and R. Steven Hicks taken as a whole possess sole voting right with respect to the voting stock of the Company held by such person, any person not otherwise described by clause (i) or (ii) above, provided that the aggregate number of shares held by all such persons in accordance with this clause (iii) at any time shall not exceed 3% of the aggregate number of shares held by the persons described in clause (i) and (ii) above at such time.

     "Continuing Directors" means the directors of the Company on the date which occurs six months prior to the consummation of the Offering and each other director, if such director's nomination for election to the board of directors of the Company is recommended by a majority of the then Continuing Directors or any other nominee of the HM Group.

12 3/4% CAPSTAR NOTES

     On February 20, 1997, Capstar Partners issued $277.0 million in aggregate principal amount at maturity of its 12 3/4% Senior Discount Notes due 2009 (the "12 3/4% Capstar Notes"). The 12 3/4% Capstar Notes were issued at a substantial discount from their aggregate principal amount at maturity under an Indenture dated as of February 20, 1997, (the "12 3/4% Capstar Notes Indenture"), between Capstar Partners and U.S. Trust Company of Texas, N.A. ("U.S. Trust"), as a trustee, generating gross proceeds to Capstar Partners of approximately $150.3 million. The 12 3/4% Capstar Notes Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the 12 3/4% Capstar Notes and the 12 3/4% Capstar Notes Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the 12 3/4% Capstar Notes Indenture and the 12 3/4% Capstar Notes.

     The 12 3/4% Capstar Notes are unsecured, senior obligations of Capstar Partners and are limited to $277.0 million aggregate principal amount at maturity and will mature on February 1, 2009. No interest will accrue on the 12 3/4% Capstar Notes prior to February 1, 2002. Thereafter, interest on the
12 3/4% Capstar Notes will accrue at the rate of 12 3/4% and will be payable in cash semiannually on February 1 and August 1 commencing on August 1, 2002 to holders of record on the immediately preceding January 15 and July 15. Interest on the 12 3/4% Capstar Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from February 1, 2002. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The yield to maturity of the 12 3/4% Capstar Notes is 12 3/4% (computed on a semi-annual bond equivalent basis), calculated from February 20, 1997.

     The 12 3/4% Capstar Notes may be redeemed (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) at any time on or after February 1, 2002, in whole or in part, at the option of Capstar Partners, at the redemption prices (expressed as a percentage of the accreted value thereof on the applicable redemption date) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period beginning February 1 of each of the years set forth below:

                                           PERCENTAGE
                                           ----------
2002.....................................   106.375%
2003.....................................   105.313%
2004.....................................   104.250%
2005.....................................   103.188%
2006.....................................   102.125%
2007 and thereafter......................   100.000%

     In addition, prior to February 1, 2001, Capstar Partners may, at its option, use the net cash proceeds of one or more public equity offerings or major asset sales (each as defined below) to redeem up to 25% of the principal amount at maturity of the 12 3/4% Capstar Notes at a redemption price of 112.75% of the accreted value thereof at the redemption date of the 12 3/4% Capstar Notes so redeemed; provided, however, that after any such redemption, at least 75% in aggregate principal amount at maturity of the 12 3/4% Capstar Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption will be required to occur on or prior to the date that is one year after the receipt by Capstar Partners of the proceeds of a public equity offering or major asset sale. Capstar Partners shall effect such redemption on a pro rata basis. A "public equity offering" means an underwritten public offering of capital stock of Capstar Partners, pursuant to an effective registration statement filed with the Securities and Exchange Commission. A "major asset sale" means any asset sale or series of related asset sales involving assets with a fair market value in excess of $25.0 million.

     Change of Control. The 12 3/4% Capstar Notes Indenture provides that, upon the occurrence of a change of control (as defined below), Capstar Partners will be obligated to make a change of control offer to the holders of the 12 3/4% Capstar Notes pursuant to which each holder will have the right to require that Capstar Partners purchase all or a portion of such holder's Notes in cash pursuant to the offer to purchase the

12 3/4% Capstar Notes at a purchase price equal to (i) 101% of the accreted value on the change of control payment date if the change of control payment date is on or before February 1, 2002 and (ii) 101% of the principal amount at maturity thereof, plus, without duplication, all accrued and unpaid interest, if any, to the change of control payment date if such change of control payment date is after February 1, 2002. In addition, prior to February 1, 2002, upon the occurrence of a change of control, Capstar Partners has the option to redeem the 12 3/4% Capstar Notes in whole, but not in part, at a redemption price equal to 100% of the accreted value thereof, together with accrued and unpaid interest to the date of redemption, plus the applicable premium. "Applicable premium" means the greater of (i) 1.0% of the accreted value of the 12 3/4% Capstar Notes and
(ii) the excess of (A) the present value at such time of the redemption price of the 12 3/4% Capstar Notes over (B) the principal amount at maturity of the 12 3/4% Capstar Notes. A "change in control" means the occurrence of one or more of the following events: (i) any sale or other transfer of all or substantially all of the assets of Capstar Partners, other than to Hicks Muse, any of its affiliates, officers and directors or R. Steven Hicks; (ii) a majority of the Board of Directors of Capstar Partners shall consist of persons who are not continuing directors (generally, persons who were members of the Board of Directors of Capstar Partners on the date of original issuance of the 12 3/4% Capstar Notes or were nominated for election or elected to the Board of Directors of Capstar Partners by continuing directors or are representatives of Hicks Muse and its affiliates); or (iii) the acquisition by any person or group of persons of the direct or indirect power to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of directors of Capstar Partners.

     Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock of Subsidiaries. Under the 12 3/4% Capstar Notes Indenture, Capstar Partners may not, and may not permit any of its subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any indebtedness, other than permitted indebtedness, and Capstar Partners' subsidiaries may not issue any preferred stock; provided, however, that Capstar Partners and its subsidiaries may incur indebtedness and Capstar Partners' subsidiaries may issue shares of preferred stock if, in either case, the Company's leverage ratio at the time of incurrence of such indebtedness or the issuance of such preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom is less than 7.0 to 1.

     Limitation on Restricted Payments. The 12 3/4% Capstar Notes Indenture provides that neither Capstar Partners nor any of its subsidiaries will, directly or indirectly, make any restricted payment (as defined below) if at the time of such restricted payment and immediately after giving effect thereto:

          (i) a default or event of default shall have occurred and be continuing at the time of or after giving effect to such restricted payment; or

          (ii) Capstar Partners is not able to incur $1.00 of additional indebtedness (other than permitted indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock of Subsidiaries" covenant; or

          (iii) the aggregate amount of restricted payments made subsequent to the issue date of the 12 3/4% Capstar Notes exceeds the sum of (a) (x) 100% of the aggregate consolidated EBITDA of Capstar Partners (or, in the event such consolidated EBITDA shall be a deficit, minus 100% of such deficit) accrued subsequent to the issue date to the most recent date for which financial information is available to Capstar Partners, taken as one accounting period, less (y) 1.4 times consolidated interest expense for the same period, plus (b) 100% of the aggregate net proceeds, received by Capstar Partners from any person (other than a subsidiary of Capstar Partners) from the issuance and sale on or subsequent to the issue date of Capital Stock that by its terms, or upon the happening of any event, does not mature, is not mandatorily redeemable and is not redeemable in whole or in part on or prior to the maturity date of the 12 3/4% Capstar Notes ("qualified capital stock") plus (c) without duplication of any amount included in clause (iii)(b) above, 100% of the aggregate net proceeds, received by Capstar Partners as a capital contribution on or after the issue date, plus (d) the amount equal to the net reduction in investments, other than permitted investments, made by Capstar Partners or any of its subsidiaries in any person resulting from (i) repurchases or redemptions of such investments by such person, proceeds realized upon the sale of such investment to an unaffiliated purchaser and repayments of loans or advances or other transfers of assets by such person to Capstar Partners or any subsidiary of Capstar Partners or (ii) the redesignation of unrestricted subsidiaries (generally subsidiaries not subject to the limitations of the 12 3/4% Capstar Notes Indenture) as subsidiaries, plus (e) the aggregate net cash proceeds received by a person in consideration for the issuance of such person's capital stock, other than disqualified capital stock (capital stock that is not qualified capital stock), that are held by such person at the time such person is merged with and into Capstar Partners, plus (f) $2.5 million.

     "Restricted payment" means (i) the declaration or payment of any dividend or the making of any other distribution, (ii) the purchase, redemption, retirement or other acquisition for the value of any capital stock or other securities of Capstar Partners, (iii) the making of any principal payment on, or the purchase, defeasance, redemption, prepayment, decrease or other acquisition or retirement for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, of, any indebtedness of Capstar Partners or its subsidiaries that is subordinated or junior in right of payment to the 12 3/4% Capstar Notes, or (iv) the making of any investment other than investments permitted under the 12 3/4% Capstar Notes Indenture.

     Other Restrictive Covenants. The 12 3/4% Capstar Notes Indenture contains certain other restrictive covenants that, among other things, impose limitations (subject to certain exceptions) on Capstar Partners with respect to (i) sales of assets by Capstar Partners and its subsidiaries, (ii) asset swaps and (iii) the merger or sale of all or substantially all the assets of Capstar Partners.

     Events of Default. The following events are defined in the 12 3/4% Capstar Notes Indenture as "Events of Default": (i) the failure to pay interest on the 12 3/4% Capstar Notes when the same becomes due and payable and the default continues for a period of 30 days; (ii) the failure to pay the accreted value of or premium, if any, on any 12 3/4% Capstar Notes when such accreted value or premium, if any, becomes due and payable, at maturity, upon redemption or otherwise; (iii) a default in the observance or performance of any other covenant or agreement contained in the 12 3/4% Capstar Notes or the 12 3/4% Capstar Notes Indenture, which default continues for a period of 30 days after Capstar Partners receives written notice thereof specifying the default from the Trustee or holders of at least 25% in aggregate principal amount at maturity of outstanding 12 3/4% Capstar Notes; (iv) the failure to pay at the final stated maturity (giving effect to any extensions thereof) the principal amount of any indebtedness of Capstar Partners or any subsidiary of Capstar Partners, or the acceleration of the final stated maturity of any such indebtedness, if the aggregate principal amount of such indebtedness, together with the aggregate principal amount of any other such indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof) or which has been accelerated, aggregates $5.0 million or more at any time in each case after a 10-day period during which such default shall not have been cured or such acceleration rescinded; (v) one or more judgments in an aggregate amount in excess of $5.0 million (which are not covered by insurance as to which the insurer has not disclaimed coverage) being rendered against Capstar Partners or any of its significant subsidiaries (a subsidiary that accounted for more than 5% of the consolidated net income of a person in the most recent fiscal year or was the owner of more than 5% of the consolidated assets of such person) and such judgment or judgments remain undischarged or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and
(vi) certain events of bankruptcy, insolvency or reorganization affecting Capstar Partners or any of its significant subsidiaries.

     Upon the happening of any Event of Default specified in the 12 3/4% Capstar Notes Indenture, the Trustee may, and the Trustee upon the request of holders of 25% in principal amount at maturity of the outstanding 12 3/4% Capstar Notes shall, or the holders of at least 25% in principal amount at maturity of outstanding 12 3/4% Capstar Notes may, declare the accreted value of all the 12 3/4% Capstar Notes, together with all accrued and unpaid interest and premium, if any, to be due and payable by notice in writing to Capstar Partners and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the credit facility (as defined below), will become due and payable upon the first to occur of an acceleration under the credit facility or five business days after receipt by the Company and the agent under the credit facility of such Acceleration Notice (unless all Events of Default specified in such

Acceleration Notice have been cured or waived). For purposes of the immediately preceding sentence, "credit facility" includes the Company's existing credit agreement, as it may be amended, supplemented or otherwise modified from time to time and any renewal, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original agent and lenders or another agent or agents or other lenders and whether provided under the credit facility or any other credit agreement). If an Event of Default with respect to bankruptcy proceedings relating to Capstar Partners occurs and is continuing, then such amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the 12 3/4% Capstar Notes. Capstar Partners is not in default of its obligations under the 12 3/4% Capstar Partners Notes.

9 1/4% CAPSTAR NOTES

     On June 17, 1997, Capstar Radio issued $200.0 million in aggregate principal amount of its 9 1/4% Senior Subordinated Notes due 2007 (the "9 1/4% Capstar Notes") under an indenture (the "9 1/4% Capstar Notes Indenture") between Capstar Radio and U.S. Trust as Trustee. The 9 1/4% Capstar Notes Indenture is subject to and governed by the Trust Indenture Act. The following summary of certain provisions of the 9 1/4% Capstar Notes Indenture and the 9 1/4% Capstar Notes does not purport to be complete, is subject to, and is qualified in its entirety by reference to, the provisions of the 9 1/4% Capstar Notes Indenture and the 9 1/4% Capstar Notes.

     The 9 1/4% Capstar Notes are general unsecured obligations of the Company subordinated in right of payment to all senior indebtedness and senior in right of payment to any current or future indebtedness of Capstar Radio that, by its terms, is subordinated to the 9 1/4% Capstar Notes. The 9 1/4% Capstar Notes are limited to $200 million aggregate principal amount and will mature on July 1, 2007. Interest will accrue on the 9 1/4% Capstar Notes from the date of issuance.

     The 9 1/4% Capstar Notes may be redeemed (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) at any time on or after July 1, 2002, in whole or in part, at the option of Capstar Radio, at the redemption prices (expressed as a percentage of the principal amount thereof) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period beginning July 1 of each of the years set forth below:

                   YEAR                     PERCENTAGE
                   ----                     ----------
2002......................................   104.625%
2003......................................   103.083%
2004......................................   101.542%
2005 and thereafter.......................   100.000%

     In addition, prior to July 1, 2001, Capstar Radio may, at its option, use the net cash proceeds of one or more public equity offerings or major asset sales (each as defined below) to redeem 9 1/4% Capstar Notes originally issued at a redemption price equal to 109.25% of the aggregate principal amount of the 9 1/4% Capstar Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to the date of redemption; provided, however, that after any such redemption, at least 75% of the aggregate principal amount of the 9 1/4% Capstar Notes originally issued remains outstanding immediately after giving effect to any such redemption. Any such redemption is required to occur on or prior to the date that is one year after the receipt by the Company of the proceeds of a public equity offering or major asset sale. Capstar Radio is required to effect such redemption on a pro rata basis. A "public equity offering" means an underwritten public offering of capital stock of Capstar Radio, Capstar Partners or the Company, pursuant to an effective registration statement filed with the Securities and Exchange Commission, provided that in the case of a public equity offering of Capstar Partners or the Company, net proceeds in an amount sufficient to redeem the 9 1/4% Capstar Notes called for redemption are contributed to Capstar Radio. A "major asset sale" means any asset sale or series of related assets sales involving assets with a fair market value in excess of $25,000,000.

     Change of Control. The 9 1/4% Capstar Notes Indenture provides that, upon the occurrence of a change of control, each holder has the right to require that Capstar Radio purchase all or a portion of such holder's 9 1/4% Capstar Notes at a purchase price equal to 101% of the principal amount thereof, plus, without duplication, all accrued and unpaid interest, if any, to the purchase date. In addition, prior to July 1, 2002, upon the occurrence of a change of control, Capstar Radio has the option to redeem the 9 1/4% Capstar Notes in whole, but not in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of redemption, plus the applicable premium (as defined below). "Applicable premium" means, with respect to the 9 1/4% Capstar Notes, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such note at July 1, 2002 plus (2) all required interest payments due on such note through July 1, 2002 over (B) the principal amount of such note.

     Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock of Subsidiaries. Under the 9 1/4% Capstar Notes Indenture, Capstar Radio will not, and may not permit any of its subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any indebtedness, other than permitted indebtedness, and Capstar Radio's subsidiaries may not issue any preferred stock, except preferred stock issued to Capstar Radio or a wholly-owned subsidiary of Capstar Radio; provided, however, that Capstar Radio and its subsidiaries may incur indebtedness and Capstar Radio's subsidiaries may issue shares of preferred stock if, in either case, Capstar Radio's leverage ratio at the time of incurrence of such indebtedness or the issuance of such preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom is less than 7.0 to 1.

     Limitation on Restricted Payments. The 9 1/4% Capstar Notes Indenture provides that neither Capstar Radio nor any of its subsidiaries may, directly or indirectly, make any restricted payment (as defined below) if at the time of such restricted payment and immediately after giving effect thereto:

          (i) a default or event of default shall have occurred and be continuing at the time of or after giving effect to such restricted payment; or

          (ii) Capstar Radio is not able to incur $1.00 of additional indebtedness (other than permitted indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock of Subsidiaries" covenant; or

          (iii) the aggregate amount of restricted payments made subsequent to the issue date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined by the board of directors of Capstar Radio in good faith) exceeds the sum of (a)
     (x) 100% of the aggregate consolidated EBITDA of Capstar Radio (or, in the event such consolidated EBITDA shall be a deficit, minus 100% of such deficit) accrued subsequent to the issue date to the most recent date for which financial information is available to Capstar Radio, taken as one accounting period, less (y) 1.4 times consolidated interest expense for the same period plus (b) 100% of the aggregate net proceeds, including the fair market value of property other than cash as determined by the board of directors of Capstar Radio in good faith, received by Capstar Radio from any person (other than a subsidiary of Capstar Radio) from the issuance and sale on or subsequent to the issue date of qualified capital stock of Capstar Radio (excluding (i) any net proceeds from issuances and sales financed directly or indirectly using funds borrowed from Capstar Radio or any subsidiary of Capstar Radio, until and to the extent such borrowing is repaid, but including the proceeds from the issuance and sale of any securities convertible into or exchangeable for qualified capital stock to the extent such securities are so converted or exchanged and including any additional proceeds received by Capstar Radio upon such conversion or exchange and (ii) any net proceeds received from issuances and sales that are used to consummate certain transactions including certain purchase, redemption or other acquisition or retirement of any capital stock of Capstar Radio and certain acquisition of indebtedness of Capstar Radio that is subordinate or junior in right of payment to the 9 1/4% Capstar Notes), plus (c) without duplication of any amount included in clause (iii)(b) above, 100% of the aggregate net proceeds, including the fair market value of property other than cash (valued as provided in clause (iii)(b) above), received by Capstar Radio as a capital contribution on or after the issue date, plus (d) the amount equal to the net reduction in investments (other than permitted investments) made by Capstar Radio or any of its subsidiaries in any person resulting from (i) repurchases or redemptions of such investments by such person, proceeds realized upon the sale of such investment to an unaffiliated purchaser and repayments of loans or advances or other transfers of assets by such person to Capstar Radio or any subsidiary of Capstar Radio or (ii) the redesignation of unrestricted subsidiaries as subsidiaries (valued in each case as provided in the definition of "investment") not to exceed, in the case of any subsidiary, the amount of investments previously made by Capstar Radio or any subsidiary in such unrestricted subsidiary, which amount was included in the calculation of restricted payments; provided, however, than no amount shall be included under this clause (d) to the extent it is already included in consolidated EBITDA, plus (e) the aggregate net cash proceeds received by a person in consideration for the issuance of such person's capital stock (other than disqualified capital stock) that are held by such person at the time such person is merged with Capstar Radio in accordance with the "Merger, Consolidation and Sale of Assets" covenant subsequent to the issue date; provided, however, that concurrently with or immediately following such merger Capstar Radio uses an amount equal to such net cash proceeds to redeem or repurchase Capstar Radio's capital stock, plus (f) $5,000,000.

     "Restricted payment" means (i) the declaration or payment of any dividend or the making of any other distribution, (ii) the purchase, redemption, retirement or other acquisition for value of any capital stock or other securities of Capstar Radio, (iii) the making of any principal payment on, or the purchase, defeasance, redemption, prepayment, decrease or other acquisitions or retirement for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, of, any indebtedness of Capstar Radio or its subsidiaries that is subordinated or junior in right of payment to the 9 1/4% Capstar Notes, or (iv) the making of any investment other than investments permitted under the 9 1/4% Capstar Notes Indenture.

     Other Restrictive Covenants. The 9 1/4% Capstar Notes Indenture contains certain other restrictive covenants that, among other things, impose limitations (subject to certain exceptions) on Capstar Radio with respect to (i) sales of assets by Capstar Radio and its subsidiaries, (ii) assets swap and (iii) the merger or sale of all or substantially all of the assets of Capstar Radio.

     Events of Default. The following events are defined in the 9 1/4% Capstar Notes Indenture as "Events of Default": (i) the failure to pay interest on the 9 1/4% Capstar Notes when the same becomes due and payable and the default continues for a period of 30 days; (ii) the failure to pay the principal amount on any 9 1/4% Capstar Notes when such principal amount becomes due and payable, at maturity, upon redemption or otherwise; (iii) a default in the observance or performance of any other covenant or agreement contained in the 9 1/4% Capstar Notes or the 9 1/4% Capstar Notes Indenture, which default continues for a period of 30 days after Capstar Radio receives written notice thereof specifying the default from U.S. Trust or holders of at least 25% in aggregate principal amount at maturity of outstanding 9 1/4% Capstar Notes; (iv) the failure to pay at the final stated maturity (giving effect to any extensions thereof) the principal amount of any indebtedness of Capstar Radio or any subsidiary of Capstar Radio, or the acceleration of the final stated maturity of any such indebtedness, if the aggregate principal amount of such indebtedness, together with the aggregate principal amount of any other such indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof) or which has been accelerated, aggregates $10,000,000 or more at any time in each case after a 10-day period during which such default shall not have been cured or such acceleration rescinded; (v) one or more judgements in an aggregate amount in excess of $10,000,000 (which are not covered by insurance as to which the insurer has not disclaimed coverage) being rendered against Capstar Radio or any of its significant subsidiaries (as defined in the 9 1/4% Capstar Notes Indenture) and such judgment or judgments remain undischarged or unstayed for a period of 60 days after such judgments become final and nonappealable; and (vi) certain events of bankruptcy, insolvency or reorganization affecting Capstar Radio or any of its significant subsidiaries.

     Upon the happening of any Event of Default specified in the 9 1/4% Capstar Notes Indenture, U.S. Trust may, and U.S. Trust upon the request of holders of 25% in principal amount of the outstanding 9 1/4% Capstar Notes shall, or the holders of at least 25% in principal amount of outstanding 9 1/4% Capstar Notes may, declare the principal amount of all the 9 1/4% Capstar Notes, together with all accrued and unpaid interest and premium, if any, to be due and payable by notice in writing to Capstar Radio and U.S. Trust specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the credit facility, will become due and payable upon the first to occur of an acceleration under the credit facility (as defined below) or five business days after receipt by Capstar Radio and the agent under the credit facility of such Acceleration Notice (unless all Events of Default specified in such Acceleration Notice have been cured or waived). For purposes of the immediately preceding sentence, "credit facility" includes the Company's existing credit agreement, as it may be amended, supplemented or otherwise modified from time to time and any renewal, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original agent and lenders or another agent or agents or other lenders and whether provided under the original Capstar Credit Facility or any other credit agreement). If an Event of Default with respect to bankruptcy proceedings relating to Capstar Radio occurs and is continuing, then such amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the U.S. Trust or any holder of the 9 1/4% Capstar Notes. Capstar Radio is not in default of its obligations under the 9 1/4% Capstar Notes.

10 3/4% SFX NOTES

     On May 31, 1996, SFX issued $450.0 million in aggregate principal amount at maturity of its 10 3/4% Senior Subordinated Notes due 2006 (the "10 3/4% SFX Notes") under an indenture (the "10 3/4% SFX Notes Indenture") between SFX and Chemical Bank, a New York corporation, as Trustee. The 10 3/4% SFX Notes Indenture is subject to and governed by the Trust Indenture Act. The following summary of certain provisions of the 10 3/4% SFX Notes Indenture and the 10 3/4% SFX Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the 10 3/4% SFX Notes Indenture and the 10 3/4% SFX Notes.

     The 10 3/4% SFX Notes are general unsecured obligations of SFX subordinated in right of payment to all senior debt and senior in right of payment to any current or future indebtedness of SFX that, by its terms, is subordinated to the 10 3/4% SFX Notes. The 10 3/4% SFX Notes are limited to $450.0 million aggregate principal amount and will mature on May 15, 2006. The 10 3/4% SFX Notes accrue dividends from May 31, 1996.

     The 10 3/4% SFX Notes may be redeemed (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) at any time on or after May 15, 2001, in whole or in part, at the option of SFX, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date, if redeemed during the 12-month period beginning May 15 of each of the years set forth below:

                   YEAR                     PERCENTAGE
                   ----                     ----------
2001......................................    105.375%
2002......................................    103.583%
2003......................................    101.792%
2004 and thereafter.......................    100.000%

     Notwithstanding the foregoing, until May 31, 1999, SFX may, on any one or more occasions, redeem up to $154.0 million in aggregate principal amount of 10 3/4% SFX Notes at a redemption price of 110.750% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date, with the net proceeds of an offering of common equity; provided, that at least $286.0 million in aggregate principal amount of 10 3/4% SFX Notes must remain outstanding immediately after the occurrence of each such redemption and certain other conditions are met.

     Change of Control. The 10 3/4% SFX Notes Indenture provides that, upon the occurrence of a change of control, SFX will be obligated to make a change of control offer to the holders of the 10 3/4% SFX Notes pursuant to which each holder will have the right to require that SFX purchase all or a portion of such holder's 10 3/4% SFX Notes in cash at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase. A "change of control" means the occurrence of one or more of the following events: (i) the sale or other transfer of all or substantially all of the assets of SFX and its subsidiaries other than to R.X. Sillerman, (ii) the adoption of a plan relating to the liquidation or dissolution of SFX, (iii) the consummation of any transaction the result of which is that any person, other than R.X. Sillerman, becomes the beneficial owner, directly or indirectly, of voting stock of SFX having more than 35% of the combined voting power of all classes of voting stock of SFX then outstanding, or (iv) the first day on which a majority of the members of the board of directors of SFX are not continuing directors (generally, persons who were members of the Board of Directors of SFX on the date of original issuance of the 10 3/4% SFX Notes or were nominated for election or elected to the Board of Directors of SFX by a majority of the continuing directors).

     Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock of Subsidiaries. The 10 3/4% SFX Notes Indenture provides that SFX will not, and will not permit any of its subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any indebtedness (including acquired debt) or issue shares of disqualified stock, and SFX's guarantor subsidiaries will not issue any preferred stock (other than as set forth therein); provided, however, that SFX and its subsidiaries may incur indebtedness and SFX' subsidiaries may issue shares of preferred stock if, in either case, the SFX's leverage ratio at the time of incurrence of such indebtedness or the issuance of such disqualified stock or preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal period of SFX for which internal financial statements are available, would have been no greater than 7.0 to 1.

     Limitation on Restricted Payments. The 10 3/4% SFX Notes Indenture provides that neither SFX nor any of its subsidiaries may, directly or indirectly, make any restricted payment (as defined below) if at the time of such restricted payment and immediately after giving effect thereto:

          (i) a default or event of default shall have occurred and be continuing at the time of or after giving effect to such restricted payment; or

          (ii) SFX would not, at the time of such restricted payment and after giving pro forma effect thereto as if such restricted payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur $1.00 of additional indebtedness (other than permitted debt) in compliance with the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant; or

          (iii) such restricted payment, together with the aggregate amount of all other restricted payments declared or made after the date of the 10 3/4% SFX Notes Indenture (other than certain restricted payments permitted under the 10 3/4% SFX Notes Indenture) shall not exceed, at the date of determination, the sum of (a) an amount equal to SFX's consolidated cash flow from the date of the 10 3/4% SFX Notes Indenture to the end of SFX's most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less the product of 1.4 times SFX's consolidated interest expense from the date of the 10 3/4% SFX Notes Indenture to the end of SFX's most recently ended full fiscal quarter, for which internal financial statements are available, taken as a single accounting period, plus (b) an amount equal to the net cash proceeds received by SFX from the issue or sale after the date of the 10 3/4% SFX Notes Indenture of equity interests, with certain exceptions, or of debt securities or disqualified stock of SFX that have been converted into such equity interests plus (c) to the extent that any restricted investment that was made after the date of the 10 3/4% SFX Notes Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of
     (x) the cash return of capital with respect to such restricted investment (less the cost of disposition, if any) and (y) the initial amount of such restricted investment.

     "Restricted payment" means (i) the declaration or payment of any dividend or other distribution to SFX's equity stockholders, (ii) the purchase, redemption, acquisition, retirement for value of any equity interests of SFX,
(iii) the making of any principal payment on, or the purchase, redemption, defeasance or other acquisition or retirement for value of any indebtedness that is subordinated to the 10 3/4% SFX Notes, except at final maturity or (iv) the making of any investment that is restricted under the 10 3/4% SFX Notes Indenture.

     Other Restrictive Covenants. The 10 3/4% SFX Notes Indenture contains certain other restrictive covenants that, among other things, impose limitations (subject to certain exceptions) on SFX with respect to (i) sales of assets by SFX and its subsidiaries, (ii) the merger or sale of all or substantially all the assets of SFX, (iii) enter into certain transactions with affiliates and
(iv) enter into certain sale and leaseback transactions.

     Events of Default. The following events, among others, are defined in the 10 3/4% SFX Notes Indenture as "Events of Default": (i) default for 30 days in the payment when due of interest on, or liquidated damages, if any, with respect to, the 10 3/4% SFX Notes (whether or not prohibited by the subordination provisions of the 10 3/4% SFX Notes Indenture); (ii) default in payment when due of the principal of or premium, if any, on the 10 3/4% SFX Notes (whether or not prohibited by the subordination provisions of the 10 3/4% SFX Notes Indenture);
(iii) failure by SFX to comply with the certain covenants; (iv) failure by SFX for 60 days after notice to comply with any of its other agreements in the 10 3/4% SFX Notes Indenture or the 10 3/4% SFX Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by SFX or any of its subsidiaries (or the payment of which is guaranteed by SFX or any of its subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the 10 3/4% SFX Notes Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more; (vi) failure by SFX or any of its subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any subsidiary guarantor, or any person acting on behalf of any subsidiary guarantor, shall deny or disaffirm its obligations under its subsidiary guarantee; and (viii) certain events of bankruptcy or insolvency with respect to SFX, any of its significant subsidiaries or any group of subsidiaries that, taken together, would constitute a significant subsidiary.

     If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding 10 3/4% SFX Notes may declare all the 10 3/4% SFX Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to SFX, any significant subsidiary or any group of subsidiaries that, taken together, would constitute a significant subsidiary, all outstanding 10 3/4% SFX Notes will become due and payable without further action or notice. Holders of the 10 3/4% SFX Notes may not enforce the 10 3/4% SFX Notes Indenture or the 10 3/4% SFX Notes except as provided in the 10 3/4% SFX Notes Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding 10 3/4% SFX Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the 10 3/4% SFX Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. SFX is not in default of its obligations under the 10 3/4% SFX Notes.

11 3/8% SFX NOTES

     On October 7,1993, SFX issued its 11 3/8% Senior Subordinated Notes due 2000 (the "11 3/8% SFX Notes"). The 11 3/8% SFX Notes were issued under an indenture dated October 7, 1993 (the "11 3/8% SFX Notes Indenture"), between SFX and Chemical Bank, a New York corporation, as trustee. On May 23, 1996, SFX purchased approximately $79.4 million aggregate principal amount of the originally issued and outstanding $80.0 million aggregate principal amount of the 11 3/8% SFX Notes. Concurrently with the purchase, SFX entered into a supplement to the 11 3/8% SFX Notes Indenture. The remaining covenants in the 11 3/8% SFX Notes Indenture (i) restrict certain payments by SFX, (ii) limit the amount of dividends payable by SFX, (iii) limit the incurrence of additional indebtedness of SFX, (iv) limit SFX's ability to consummate transactions with related parties, and (v) limit SFX's ability to dispose of certain assets. SFX is not in default of its obligations under the 11 3/8% SFX Notes.

12% CAPSTAR PARTNERS EXCHANGE DEBENTURES

     The 12% Capstar Partners Preferred Stock is exchangeable, at the option of Capstar Partners, for Capstar Partners' 12% Subordinated Exchange Debentures due 2009 (the "12% Capstar Partners Exchange Debentures"). The 12% Capstar Partners Exchange Debentures, if issued, will be issued under the 12% Capstar Partners Exchange Indenture, entered into between Capstar Partners and U.S. Trust as Trustee. The following summary of certain provisions of the 12% Capstar Partners Exchange Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to the provisions of the 12% Capstar Partners Exchange Indenture.

     The 12% Capstar Partners Exchange Debentures will be general unsecured obligations of Capstar Partners and will be limited in aggregate principal amount to the liquidation preference of the 12% Capstar Partners Preferred Stock, plus, without duplication, accrued and unpaid dividends, on the exchange date of the 12% Capstar Partners Preferred Stock into 12% Capstar Partners Exchange Debentures (plus any additional 12% Capstar Partners Exchange Debentures issued in lieu of cash interest). The 12% Capstar Partners Exchange Debentures will be subordinated to all existing and future senior debt of Capstar Partners.

     The 12% Capstar Partners Exchange Debentures will mature on July 1, 2009. Each Capstar Partners Exchange Debenture will bear interest at the rate of 12% per annum from the exchange date or from the most recent interest payment date to which interest has been paid or provided for or, if no interest has been paid or provided for, from the exchange date. Interest will be payable semi-annually in cash (or, on or prior to July 1, 2002, in additional 12% Capstar Partners Exchange Debentures, at the option of Capstar Partners) in arrears on each January 1 and July 1 commencing with the first such date after the exchange date.

     The 12% Capstar Partners Exchange Debentures will be redeemable, at Capstar Partners' option, in whole at any time or in part from time to time, on and after July 1, 2002, at the redemption prices (expressed as percentages of the principal amount thereof) set forth below if redeemed during the 12-month period beginning on July 1 of each of the years set forth below, plus, without duplication, in each case, accrued and unpaid interest thereon to the date of redemption.

                                            REDEMPTION
                   YEAR                        RATE
                   ----                     ----------
2002......................................   106.000%
2003......................................   104.800%
2004......................................   103.600%
2005......................................   102.400%
2006......................................   101.200%
2007 and thereafter.......................   100.000%

     In addition, prior to July 1, 2001, Capstar Partners may, at its option, use the net cash proceeds of one or more public equity offerings or major asset sales (both as defined below) to redeem the 12% Capstar Partners Exchange Debentures, in whole or in part, at a redemption price of 112% of the principal amount thereof plus accrued and unpaid interest thereon; provided, however, that after any such redemption, the aggregate principal amount of the 12% Capstar Partners Exchange Debentures outstanding must equal at least $75.0 million. Any such redemption will be required to occur on or prior to one year after the receipt by Capstar Partners of the proceeds of each public equity offering or major asset sale. A "public equity offering" means an underwritten public offering of capital stock of Capstar Partners or the Company, pursuant to an effective registration statement filed with the Securities and Exchange Commission, provided that in the case of a public equity offering of the Company, net proceeds in an amount sufficient to redeem the 12% Capstar Partners Exchange Debenture called for redemption are contributed to Capstar Partners. A "major asset sale" means any asset sale or series of related assets sales involving assets with a fair market value in excess of $25,000,000.

     Change of Control. The 12% Capstar Partners Exchange Indenture provides that upon the occurrence of a Change of Control, Capstar Partners will be obligated to make a change of control offer to the holders of the 12% Capstar Partners Exchange Debentures pursuant to which each holder will have the right to require that Capstar Partners repurchase all or a portion of such holder's 12% Capstar Partners Exchange Debentures in cash at a purchase price equal to 101% of the principal amount thereof, plus, without duplication, accrued and unpaid interest, if any, to the date of repurchase. In addition, prior to July 1, 2002, upon the occurrence of a change of control, Capstar Partners will have the option to redeem the 12% Capstar Partners Exchange Debentures at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of redemption, plus the applicable premium. "Applicable premium" means, with respect to the 12% Capstar Partners Exchange Debenture, the greater of (i) 1.0% of the principal amount of such debenture and (ii) the excess of (A) the present value at such time of (1) the redemption price of such debenture at July 1, 2002 plus (2) all required interest payments due on such debenture through July 1, 2002 over (B) the principal amount of such debenture.

     Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock of Subsidiaries. The 12% Capstar Partners Exchange Indenture provides that Capstar Partners will not, and will not permit any of its subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise. with respect to (collectively, "incur") any indebtedness (other than permitted indebtedness), and that Capstar Partners' subsidiaries will not issue any shares of Preferred Stock (except Preferred Stock issued to Capstar Partners or a wholly-owned subsidiary of Capstar Partners); provided, however, that Capstar Partners and its subsidiaries may incur indebtedness and Capstar Partners' subsidiaries may issue shares of preferred stock if, in either case, Capstar Partners' leverage ratio at the time of incurrence of such indebtedness or the issuance of such preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom is less than 7.0 to 1.

     Limitation on Restricted Payments. (a) The 12% Capstar Partners Exchange Indenture provides that neither Capstar Partners nor any of its subsidiaries will, directly or indirectly, make any restricted payment (as defined) if, at the time of such restricted payment and immediately after giving effect thereto:

          (i) any default or event of default shall have occurred and be continuing at the time of or after giving effect to such restricted payment; or

          (ii) Capstar Partners is not able to incur $1.00 of additional indebtedness (other than permitted indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock of Subsidiaries" covenant; or

          (iii) the aggregate amount of restricted payments made subsequent to the issue date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined by the board of directors of Capstar Partners in good faith) exceeds the sum of
     (a) (x) 100% of the aggregate consolidated EBITDA of Capstar Partners (or, in the event such consolidated EBITDA shall be a deficit, minus 100% of such deficit) accrued subsequent to the issue date to the most recent date for which financial information is available to Capstar Partners, taken as one accounting period, less (y) 1.4 times consolidated interest expense for the same period, plus (b) 100% of the aggregate net proceeds, including the fair market value of property other than cash as determined by the board of directors of Capstar Partners in good faith, received by Capstar Partners from any person (other than a subsidiary of Capstar Partners) from the issuance and sale on or subsequent to the issue date of qualified capital stock of Capstar Partners (excluding (i) any net proceeds from issuances and sales financed directly or indirectly using funds borrowed from Capstar Partners or any subsidiary of Capstar Partners, until and to the extent such borrowing is repaid, but including the proceeds from the issuance and sale of any securities convertible into or exchangeable for qualified capital stock to the extent such securities are so converted or exchanged and including any additional proceeds received by Capstar Partners upon such conversion or exchange and (ii) any net proceeds received from issuances and sales that are used to consummate certain transactions including certain purchase, redemption or other acquisition or retirement of any capital stock of Capstar Partners and certain acquisition of indebtedness of Capstar Partners that is subordinate or junior in right of payment to the 12% Capstar Partners Exchange Debentures), plus (c) without duplication of any amount included in clause (iii)(b) above), 100% of the aggregate net proceeds, including the fair market value of property other than cash (valued as provided in clause (iii)(b) above, received as a capital contribution on or subsequent to the issue date, plus (d) the amount equal to the net reduction in investments (other than permitted investments) made by Capstar Partners or any of its subsidiaries in any person resulting from (i) repurchases or redemptions of such investments by such person, proceeds realized upon the sale of such investment to an unaffiliated purchaser, and repayments of loans or advances or other transfers of assets by such person to Capstar Partners or any subsidiary of Capstar Partners or (ii) the redesignation of unrestricted subsidiaries as subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any subsidiary, the amount of Investments previously made by Capstar Partners or any subsidiary in such unrestricted subsidiary, which amount was included in the calculation of restricted payments; provided, however, that no amount shall be included under this clause (d) to the extent it is already included in consolidated EBITDA, plus (e) the aggregate net cash proceeds received by a person in consideration for the issuance of such person's capital stock (other than disqualified capital stock) that are held by such person at the time such person is merged with and into Capstar Partners in accordance with the "Merger, Consolidation and Sale of Assets" covenant subsequent to the issue date; provided, however, that concurrently with or immediately following such merger Capstar Partners uses an amount equal to such net cash proceeds to redeem or repurchase Capstar Partners' capital stock, plus (f) $5,000,000.

     "Restricted payment" means (i) the declaration or payment of any dividend or the making of any other distribution, (ii) the purchase, redemption, retirement or other acquisition for value of any capital stock or other securities of Capstar Partners, (iii) the making of any principal payment on, or the purchase, defeasance, redemption, prepayment, decrease or other acquisitions or retirement for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, of, any indebtedness of Capstar Partners or its subsidiaries that is subordinated or junior in right of payment to the 12% Capstar Partners Exchange Debentures, or (iv) the making of any investment other than investments permitted under the 12% Capstar Partners Exchange Indenture.

     Other Restrictive Covenants. The 12% Capstar Partners Exchange Indenture contains certain other restrictive covenants that, among other things, impose limitations (subject to certain exceptions) on Capstar Partners with respect to
(i) sales of assets by Capstar Partners and its subsidiaries, (ii) asset swaps and (iii) the merger sale or sale of all or substantially all the assets of Capstar Partners.

     Events of Default. The definition of "Events of Default," and the consequences thereof, in the 12% Capstar Exchange Indenture are substantially similar to the definition and consequences described in "-- 9 1/4% Capstar Notes -- Events of Default."

12 5/8% SFX EXCHANGE DEBENTURES

     The 12 5/8% SFX Preferred Stock is exchangeable, at the option of SFX, for SFX's 12 5/8% Subordinated Exchange Debentures due 2009 (the "12 5/8% SFX Exchange Debentures"). The 12 5/8% SFX Exchange Debentures, if issued, will be issued under an indenture (the "12 5/8% SFX Exchange Indenture") between SFX and the trustee thereunder. The following summary of certain provisions of the 12 5/8% SFX Exchange Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the 12 5/8% SFX Exchange Indenture.

     The 12 5/8% SFX Exchange Debentures will be limited in aggregate principal amount to $415.0 million and will mature on October 31, 2006. The 12 5/8% SFX Exchange Debentures will bear interest at the rate of 12.625% per annum and will be payable semi-annually in arrears on each January 15 and July 15. Interest will be payable in cash, except on each interest payment date occurring prior to January 15, 2002, interest may be paid, at SFX's option, by the issuance of additional 12 5/8% SFX Exchange Debentures. The 12 5/8% SFX Exchange Debentures will be subordinated to all existing and future senior debt of SFX.

     The 12 5/8% SFX Exchange Debentures will be redeemable, at SFX's option, in whole at any time or in part from time to time, on and after January 15, 2002, at the redemption prices (expressed as percentages of the principal amount thereof) set forth below if redeemed during the 12-month period beginning on July 1 of each of the years set forth below, plus, without duplication, in each case, accrued and unpaid interest thereon.

                                            REDEMPTION
                   YEAR                        RATE
                   ----                     ----------
2002......................................   106.313%
2003......................................   104.734%
2004......................................   103.156%
2005......................................   101.578%
2006 and thereafter.......................   100.000%

     In addition, prior to January 15, 2000, SFX may, at its option, use the net cash proceeds of one or more public equity offerings to redeem the 12 5/8% SFX Exchange Debentures, in whole or in part, at a redemption price of 112.625% of the principal amount thereof plus accrued and unpaid interest; provided, however, that if after any such redemption, the aggregate principal amount of the 12 5/8% SFX Exchange Debentures outstanding must equal at least $50.0 million. Any such redemption will be required to occur within 75 days after the receipt by SFX of the proceeds of each common equity offering.

     Change of Control. The 12 5/8% SFX Exchange Indenture will provide that upon the occurrence of a change of control, SFX will be obligated to make a change of control offer to the holders of the 12 5/8% SFX Exchange Debentures pursuant to which each holder will have the right to require that SFX repurchase all or a portion of such holder's 12 5/8% SFX Exchange Debentures in cash at a purchase price equal to 101% of the principal amount thereof, plus, without duplication, accrued and unpaid interest, if any, to the date of repurchase. The definition of change of control is substantially similar to the definition described in "Description of Capital Stock -- SFX -- 12 5/8% SFX Preferred Stock."

     Limitation on Incurrence of Indebtedness and Issuance of Preferred
Stock. The 12 5/8% SFX Exchange Indenture will provide that SFX will not, and will not permit any of its subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any indebtedness, and that SFX will not issue any disqualified stock and will not permit its subsidiaries to issue any shares of Preferred Stock; provided, however, that (a) SFX may incur indebtedness, and (b)(1) SFX may issue disqualified stock and (2) SFX's subsidiaries may issue shares of preferred stock if, in either case, SFX's leverage ratio at the time of incurrence of such indebtedness or the issuance of such disqualified or preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom is less than 7.0 to 1.

     Limitation on Restricted Payments. (a) The 12 5/8% SFX Exchange Indenture will provide that neither SFX nor any of its subsidiaries will, directly or indirectly, make any restricted payment if, at the time of such restricted payment and immediately after giving effect thereto:

          (i) any default or event of default shall have occurred and be continuing or would occur as a consequence thereof; and

          (ii) SFX would, at the time of such restricted payment and after giving pro forma effect thereto as if such restricted payment had been made at the beginning of the applicable four-quarter period, have been able to incur $1.00 of additional indebtedness (other than permitted debt) pursuant to the debt to cash flow ratio test set forth in the "Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock" covenant; or

          (iii) such payment, together with the aggregate amount of all other restricted payments declared or made after the closing date (other than certain restricted payments) shall not exceed, at the date of determination, the sum of (a) and amount equal to SFX's consolidated cash flow from the closing date to the end of SFX's most recently ended full fiscal quarter for which internal financial statements are available, taken as a single accounting period, less the product of 1.4 times SFX's consolidated interest expense from the closing date to the end of SFX's most recently ended full fiscal quarter, plus (b) an amount equal to the net cash proceeds received by SFX from the issue or sale after the closing date of equity interests (other than (1) sales of disqualified stock and (2) equity interests sold to any of SFX's subsidiaries), plus (c) to the extent that any restricted investment that was made after the closing date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such restricted investment (less the cost of disposition, if any) and
     (B) the initial amount of such restricted investment.

     The definition of restricted payment is substantially similar to the definition described in "Description of Capital Stock -- SFX -- 12 5/8% SFX Preferred Stock."

     Other Restrictive Covenants. The 12 5/8% SFX Exchange Indenture will contain certain other restrictive covenants that, among other things, impose limitations (subject to certain exceptions) on SFX with respect to (i) the incurrence of additional indebtedness, (ii) sales of assets by SFX and its subsidiaries, and (iii) the merger sale or sale of all or substantially all the assets of SFX.

     Events of Default. The definition of "Events of Default," and the consequences thereof, in the 12 5/8% SFX Exchange Indenture are substantially similar to the definition and consequences described in "-- 10 3/4% SFX
Notes -- Events of Default."

CHANCELLOR NOTE

     The Company expects to borrow approximately $135.0 million under the Chancellor Exchange Agreement (the "Chancellor Loan"). The amount of the Chancellor Loan may not exceed $250.0 million; provided that if (i) the initial public offering price per share of the Class A Common Stock offered hereby is $18.00 or more and (ii) the Houston-KKPN Disposition and the Long Island Disposition are consummated (with any contribution of such stations to a back-up trust not being deemed to be a disposition) at or prior to the consummation of the SFX Acquisition (together, the "Loan Decrease Conditions"), then the amount of the Chancellor Loan may not exceed $200.0 million. If the Loan Decrease Conditions are satisfied and the U.S. Underwriters' and Managers' over-allotment option is exercised, the Company will be required to use the net proceeds received by the Company from the exercise of the over-allotment option to prepay the amount of the then outstanding principal balance of the Chancellor Note that exceeds $150.0 million. If the Loan Decrease Conditions are not satisfied, then the Company will not be permitted to close any acquisitions for cash, other than
(i) any acquisitions of the Company that were under binding agreement on or before May 4, 1998 or (ii) as contemplated by the Chancellor Exchange Agreement, in each case until such time as the outstanding principal balance of the Chancellor Note equals $150.0 million or less. The Chancellor Loan, which will have a 20-year term, will be evidenced by a note (the "Chancellor Note") executed by the Company and made payable to Chancellor Media. The following description of certain terms of the Chancellor Note does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Chancellor Note.

     The Company's obligations under the Chancellor Note will rank pari passu in right of payment to the Company's guaranty of the indebtedness under the Capstar Credit Facility. The common stock of Capstar Partners will be pledged by the Company on a first priority basis to Chancellor Media as security for the Chancellor Note. The Company will also grant a second priority security interest in Capstar Partners' common stock to the Agent for the ratable benefit of the Lenders under the Capstar Credit Facility as additional security for the Company's guaranty of the Capstar Credit Facility.

     Interest on the Chancellor Note will accrue at a rate of 12% per annum from the date of issuance and will be payable quarterly, of which 5/6 shall be payable in cash and 1/6 shall, at the Company's option, either be payable in cash or added to the principal amount of the Chancellor Note. The Company may elect to defer the payment of the cash portion of any interest due under the Chancellor Note until the earlier to occur of the Company's election to pay the cash portion in full, a required mandatory prepayment of the Chancellor Note or the maturity of the Chancellor Note (a "Deferral Election"). In the event of a Deferral Election, the interest rate shall increase, effective as of the first day of the fiscal quarter in which such Deferral Election occurred, from 12% to 14% per annum, of which 6/7 shall be payable in cash and 1/7 shall, at the Company's option, either be payable in cash or added to the principal amount of the Chancellor Note. If the Company shall not have completed acquisitions during the exchange period (excluding (i) the sale by Chancellor Media of stations WAPE-FM and WFYV-FM in Jacksonville, Florida plus $90.25 million in cash to the Company in exchange for station KODA-FM in Houston, Texas and (ii) the Austin Acquisition) (x) with an aggregate purchase price of $100.0 million by the first anniversary of the issue date of the Chancellor Note, (y) with an aggregate purchase price of $200.0 million by the end of the second anniversary of the issue date of the Chancellor Note, and (z) with an aggregate purchase price of $300.0 million by the end of the third anniversary of the issue date of the Chancellor Note, in each case, that are subject to the procedures described in Chancellor Exchange Agreement, the interest rate applicable from time to time during each such previous 12-month period, shall be retroactively increased by 2% per annum. If, as a result of the foregoing sentence, during any period ending on an interest payment the Chancellor Note accrued interest at (x) a rate per annum of 14%, the interest payment made on such interest payment date shall be retroactively adjusted as of such interest payment date such that the portion of such interest payment added to the principal of the Chancellor Note shall equal 6/7 and the portion of such interest payment paid in cash shall equal
1/7, and (y) a rate per annum of 16%, the interest payment made on such interest payment date shall be retroactively adjusted as of such interest payment date such that the portion of such interest payment added to principal of the Chancellor Note shall equal 7/8 and the portion of such interest payment paid in cash shall equal 1/8, of which 7/8 shall be payable in cash and 1/8 shall, at the Company's option, either be payable in cash or added to the principal amount of the Chancellor Note. Any amount due and accruing which is in cash and is so added to the principal amount of the Chancellor Note as described herein shall bear interest at the rate otherwise applicable to the principal amount of the Chancellor Note.

     The Company may, at its option at any time, prepay the Chancellor Note in increments of $1,000 principal amount plus accrued interest; provided, that any optional prepayment by the Company shall not affect the rights of Chancellor Media to require prepayment. Chancellor Media will have the right to require the Company to prepay that portion of the Chancellor Note equal to 50% of the cash purchase price payable for Capstar Exchange Stations, upon the consummation of the purchase of a Chancellor Exchange Station under a purchase agreement as contemplated under the Chancellor Exchange Agreement. Chancellor Media will also have the option to require the Company to prepay any remaining portion of the Chancellor Note (including accrued interest) if Chancellor Media has given notice of prepayment on the first to occur of (i) 30 days prior to the closing of the transfer of the final Chancellor Exchange Station and (ii) Chancellor's election under the Chancellor Exchange Agreement to purchase all remaining Chancellor Exchange Stations for cash, in either case, such prepayment to occur on the closing of the acquisitions referred to in clauses (i) or (ii), as applicable, above. If a Deferral Election occurs during the 12-month period commencing on the date of issuance of the Chancellor Note and ending on the anniversary thereof or during any successive 12-month period, and (x) during such 12-month period the Company and Chancellor Media exchange a Capstar Exchange Station for a Chancellor Exchange Station, and (y) Chancellor Media required the Company to prepay a portion of the Chancellor Note in connection with such exchange, the prepayment amount set forth in the third sentence of this paragraph with respect to such Capstar Exchange Station shall be increased to equal to (x) 50% of the purchase price therefore plus (y) the product of 50% of the purchase price therefore multiplied by a fraction, the numerator of which is the number of days of such Deferral Election existing during such 12-month period and the denominator of which is 360. Any additional amounts payable as a result of the foregoing sentence shall be paid within 30 days following the end of the applicable 12-month period.

     Subject to certain exceptions, if the Company acquires stations during the Exchange Period that are not acquired in compliance with the procedures set forth in the Chancellor Exchange Agreement (excluding those stations identified in the Chancellor Note) (a "Non-Exchange Acquisition"), Chancellor Media shall have the right to require the Company to prepay, at the closing of any such Non-Exchange Acquisition, that portion of the Chancellor Note equal to 100% of the amount that the Company pays in such Non-Exchange Acquisitions. If the Company terminates the Chancellor Exchange Agreement or any definitive purchase agreement with respect to Capstar Exchange Stations, the Company will be required to prepay the Chancellor Note.

     Limitation on Incurrence of Indebtedness. The Chancellor Note will provide that the Company will not, and will not permit any of its subsidiaries to incur, create or assume indebtedness after the date of the Chancellor Note, if, on the date of and after giving effect to the incurrence of any such indebtedness, the ratio of consolidated indebtedness on a pro forma basis to consolidated EBITDA would exceed 9.0 to 1. The aggregate liquidation preference of all preferred stock of the Company and its subsidiaries will be indebtedness for purposes of calculating such ratio. The ratio calculation shall be made in a manner consistent with the leverage ratio calculation made under the Capstar Credit Facility, provided that the Company will be entitled during 1998 to include in EBITDA at least $10.0 million in net revenues from the AMFM Network (whether or not such amounts are actually received). In addition, borrowings under the Capstar Credit Facility will not count as indebtedness in the ratio calculation except to the extent such borrowings exceed $50.0 million.

     Restricted Payments. The Chancellor Note will provide that the Company shall not (i) declare or make payments, dividends or other distributions on all securities of the Company that are junior in right of payment of interest, dividends, distributions or dissolution or liquidation payments or (ii) purchase, redeem, retire or otherwise acquire any securities of the Company that are junior in right of payment of interest, dividends, distributions or dissolution or liquidation payments. Any payments described in the previous sentence will be deemed a restricted payment for purposes of the Chancellor Note. Notwithstanding the first sentence of this paragraph, the Company will be allowed to (i) make timely payments on the Chancellor Note and (ii) make restricted payments in an aggregate amount equal to $10.0 million.

     Upon an event of default, all principal and accrued but unpaid interest on the Chancellor Note will become immediately due and payable. Upon consummation of the Offering and the SFX Acquisition, the Company will not be in default of its obligations under the Chancellor Note.

LETTERS OF CREDIT

     As of March 31, 1998 the Company had placed into escrow letters of credit (the "Letters of Credit") totaling approximately $19.0 million to secure its obligations under certain acquisition agreements for certain Pending Acquisitions. Such Letters of Credit will be released to the Company upon the consummation of the Pending Acquisitions. In addition to the Letters of Credit described above, the Company has placed into escrow a $100.0 million Letter of Credit to secure the obligation under the Merger Agreement. Upon consummation of the SFX Acquisition such Letter of Credit will be released to the Company. If a Pending Acquisition or the SFX Acquisition is not consummated due to a breach by the Company, the letter of credit in connection therewith will be released to the seller in payment of liquidated damages.

                        CERTAIN U.S. TAX CONSIDERATIONS
           APPLICABLE TO NON-U.S. HOLDERS OF THE CLASS A COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to Non-U.S. Holders of such Class A Common Stock who acquire and own such Class A Common Stock as a capital asset within the meaning of section 1221 of the Code. A "Non-U.S. Holder" is any person other than (a) a citizen or resident of the United States, (b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (c) an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source, or (d) a trust if
(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder. An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar and for an aggregate of at least 183 days during a three-year period in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second succeeding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and, thus, are not Non-U.S. Holders for purposes of this discussion.

     This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of Class A Common Stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle," "hedge" or "conversion transaction"). In addition, persons that hold the Class A Common Stock through "hybrid entities" may be subject to special rules and may not be entitled to the benefits of a U.S. income tax treaty. The following discussion is based on provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly on a retroactive basis, any change could affect the continuing validity of this discussion. THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR OTHER NON-U.S. TAXING JURISDICTION.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States, or, if a tax treaty applies, attributable to a permanent establishment or in the case of an individual a "fixed base," in the United States ("U.S. trade or business income") are generally subject to U.S. federal income tax at regular rates and are not generally subject to withholding if the Non-U.S. Holder files the appropriate form with payor. Any U.S. trade or business income received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be applicable under an income tax treaty.

     Under current law, dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above, and under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under final U.S. Treasury regulations, effective January 1, 2000; however, a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements, which would include the requirement that the Non-U.S. Holder file a Form W-8 which contains the holder's name and address.

     A Non-U.S. Holder of Class A Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

DISPOSITION OF CLASS A COMMON STOCK

     Except as described below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Class A Common Stock provided that (i) the gain is not U.S. trade or business income, (ii) the Non-U.S. Holder is not an individual who is present in the United States for 183 or more days in the taxable year of the disposition and who meets certain other requirements, (iii) the Non-U.S. Holder is not subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates, and (iv) the Company has not been and does not become a "United States real property holding corporation" for U.S. federal income tax purposes. The Company believes that it has not been, is not currently, and is not likely to become, a United States real property holding corporation. However, no assurance can be given that the Company will not be a United States real property corporation when a Non-U.S. Holder sells its shares of Class A Common Stock.

FEDERAL ESTATE TAXES

     In general, an individual who is a Non-U.S. Holder for U.S. estate tax purposes will incur liability for U.S. federal estate tax if the fair market value of property included in the individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Class A Common Stock owned, or treated as owned, by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. Under current regulations, the United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information reporting requirements) will generally not apply to dividends paid on the Class A Common Stock to a Non-U.S. Holder at an address outside the United States. Under final Treasury regulations, effective January 1, 2000, a Non-U.S. Holder generally would not be subject to backup withholding at a 31% rate if the beneficial owner certifies to such owner's foreign status on a valid Form W-8.

     Non-U.S. Holders will not be subject to information reporting or backup withholding with respect to the payment of proceeds from the disposition of Class A Common Stock effected by a foreign office of a foreign broker provided however that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup holding) would apply unless the broker receives a statement from the owner, signed under penalties of perjury, certifying its foreign status or otherwise establishing an exemption or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, (iii) a foreign partnership engaged in a U.S. trade or business in which U.S. persons hold more than 50% of the income or capital interest, or (iv) certain U.S. branches of foreign banks or insurance companies.

     Non-U.S. Holders will be subject to information reporting and backup withholding at a rate of 31% with respect to the payment of proceeds from the disposition of Class A Common Stock effected by to or through the United States office of a broker, U.S. or foreign, unless the Non-U.S. Holder certifies as to its foreign status under penalties of perjury or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax, and any amounts withheld in excess of such Non-U.S. Holder's federal income tax liability will be refunded, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             1998 (the "U.S. Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation, BT Alex. Brown Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase the following number of U.S.
Shares:

                                                               NUMBER OF
                        UNDERWRITER                           U.S. SHARES
                        -----------                           -----------
Credit Suisse First Boston Corporation......................
BT Alex. Brown Incorporated.................................
Morgan Stanley & Co. Incorporated ..........................
Bear, Stearns & Co. Inc. ...................................
Goldman, Sachs & Co. .......................................
NationsBanc Montgomery Securities LLC.......................
Smith Barney Inc. ..........................................

                                                              ----------
          Total.............................................  24,800,000
                                                              ==========

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The Company has entered into a Subscription Agreement with the managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the International Offering is a condition to the closing of the U.S. Offering and vice versa.

     The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters and the Managers, expiring at the close of business on the 30th day after the date of this Prospectus to purchase up to 4,650,000 additional shares at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the Prospectus relating to the International Offering bears to the sum of the total number of shares of Class A Common Stock in such tables.

     The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares publicly in the United States and on a private placement basis in Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives,
to certain dealers at such price less a concession of $          per share, and
the U.S. Underwriters and such dealers may allow a discount of $          per
share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Representatives have informed the Company that they do not expect discretionary sales by the U.S. Underwriters and the Managers to exceed 5% of the shares of Class A Common Stock being offered hereby.

     The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement"), changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of Credit Suisse First Boston Corporation, as representative of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ("CSFBL"), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or
(ii) any corporation, partnership, pension, profit-sharing or other trust or entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Class A Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston Corporation, as representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Class A Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of the Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Class A Common Stock.


     At the request of the Company, the U.S. Underwriters have reserved for sale, at the initial public offering price, up to 1,550,000 shares of Class A Common Stock (5% of the shares offered in the Offering) for employees, directors and certain other persons associated with the Company who have expressed an interest in purchasing such shares of Class A Common Stock in the U.S. Offering. The number of shares available for sale to the general public in the U.S. Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the U.S. Underwriters to the general public on the same terms as the other shares offered hereby.


     The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to, any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"), except (i) pursuant to or in connection with employee stock option plans the Warrants or other employee or non-employee director compensation arrangements or agreements in each case, in effect on the date of this Prospectus, (ii) in connection with any acquisition by the Company so long as the recipient of such securities agrees in writing prior to such issuance to be subject to the foregoing lockup for the remainder of the Lock-Up Period, (iii) in connection with the conversion of shares of Class B Common Stock or Class C Common Stock and (iv) the sale and issuance of shares of Common Stock to new directors of the Company in connection with their election or appointment to the Board of Directors of the Company. Each of the Company's officers, directors and stockholders has agreed not to sell, offer, or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Credit Suisse First Boston Corporation during the Lock-Up Period, except for certain limited exceptions.

     The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

     Affiliates of each of Credit Suisse First Boston Corporation, BT Alex. Brown Incorporated and NationsBanc Montgomery Securities LLC are limited partners in Hicks, Muse, Tate & Furst Equity Fund II, L.P. ("HM Fund II") and HM Fund III. Such affiliates have no investment or dispositive power with respect to the shares of Common Stock indirectly held by HM Fund II or HM Fund III.

     Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, will be the administrative agent and a lender under the Capstar Credit Facility. Bankers Trust Company has from time to time issued letters of credit for the account of the Company or an affiliate thereof. Bankers Trust Company has issued a $100.0 million letter of credit to secure the obligations of the Company in connection with the SFX Acquisition. Such letter of credit will be released upon consummation of the SFX Acquisition. BT Capital Partners, Inc., an affiliate of BT Alex. Brown Incorporated ("BT Capital"), owned all of GulfStar's outstanding shares of preferred stock prior to the GulfStar Acquisition, which shares were redeemed with the proceeds of a private equity investment by an affiliate of Hicks Muse. In addition, BT Capital owns 961,999 shares of Class B Common Stock, which shares were acquired upon consummation of the GulfStar Acquisition in connection with the conversion of BT Capital's warrant to purchase shares of common stock of GulfStar into the right to receive shares of Class B Common Stock, and is a party to the GulfStar Stockholders Agreement. BT Investment Partners, Inc., an affiliate of BT Alex. Brown Incorporated, is the limited partner of Capstar BT Partners, L.P., which owns 2,655,927 shares of Class B Common Stock acquired in connection with the Osborn Acquisition and the GulfStar Acquisition for aggregate consideration of $31.1 million, and is a party to the Affiliate Stockholders Agreement. Capstar BT Partners, L.P. also has purchased 2,463,797 additional shares of Class B Common Stock from the Company in two private placement transactions for aggregate consideration of $34.1 million.

     An affiliate of NationsBanc Montgomery Securities LLC will be the syndication agent and a lender under the Capstar Credit Facility.

     Certain of the U.S. Underwriters and Managers, or affiliates thereof, have from time to time performed, and may from time to time perform, certain advisory and banking services for Hicks Muse, the Company and their affiliates for which they have, and may in the future, receive customary fees and expenses.

     The Representatives, on behalf of the U.S. Underwriters and Managers, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of Class A Common Stock are effected. Accordingly, any resale of the shares of Class A Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Class A Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of shares of Class A Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such shares of Class A Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of shares of Class A Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares of Class A Common Stock acquired by such purchaser pursuant to this offering. Such report must in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of shares of Class A Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of shares of Class A Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares of Class A Common Stock in their particular circumstances and with respect to the eligibility of the shares of Class A Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the U.S. Underwriters and Managers by Weil, Gotshal & Manges LLP, Dallas, Texas. A partnership (the "WGM Partnership") comprised of certain partners of Weil, Gotshal & Manges LLP indirectly owns 26,752 shares of Class C Common Stock through its limited partnership interests in a partnership affiliated with HM Fund III. The WGM Partnership has no voting, dispositive or investment control over such shares.


                                    EXPERTS

     The consolidated balance sheets of Capstar Broadcasting Corporation and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated statements of operations and cash flows of Commodore Media, Inc. and Subsidiaries for the period from January 1, 1996 to October 16, 1996 and for the year ended December 31, 1995; the consolidated financial statements of Southern Star Communications, Inc., formerly known as Osborn Communications Corporation, as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996; and the consolidated financial statements of SFX Broadcasting, Inc. and Subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The combined balance sheets of Benchmark Communications Radio Limited Partnership as of December 31, 1996 and 1995 and the related combined statements of operations, changes in partners' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996 included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheet of Community Pacific Broadcasting Company L.P. as of December 31, 1996, and the related statements of operations, partners' equity and cash flows for the year then ended included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheet of Midcontinent Broadcasting Co. of Wisconsin, Inc. as of December 31, 1996, and the related statements of income and retained earnings, and cash flows for the year then ended included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheet of Point Communications Limited Partnership as of December 31, 1996, and the related statements of operations, partners' equity and cash flows for the year then ended included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements of Ameron Broadcasting, Inc. as of December 31, 1996, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The consolidated balance sheets of Patterson Broadcasting, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996, and for the period from May 1, 1995 (inception) through December 31, 1995, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act with respect to the shares of Class A Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein or therein are not necessarily complete, but contain a summary of the material terms of such contracts, agreements or other documents. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for the complete contents of the exhibit, and each statement concerning its provisions is qualified in its entirety by such reference. The Registration Statement may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at 7 World Trade Center, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2551. Copies of such materials may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 10549. Copies of such materials may also be obtained from the web site that the Commission maintains at www.sec.gov.

     Prior to filing the Registration Statement of which this Prospectus is a part, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Upon effectiveness of the Registration Statement, the Company will become subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements, and other information with the Commission. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the public reference facilities and other regional offices referred to above. The Company intends to register the securities offered by the Registration Statement under the Exchange Act simultaneously with the effectiveness of the Registration Statement and to furnish its stockholders with annual reports containing audited financial statements and such other reports as may be required from time to time by law and applicable stock exchange rules.

                           GLOSSARY OF CERTAIN TERMS

     "9 1/4% Capstar Notes" means $200.0 million in aggregate principal amount of Capstar Radio's 9 1/4% Senior Subordinated Notes due 2007.

     "9 1/4% Capstar Notes Indenture" means the indenture governing the 9 1/4% Capstar Notes.

     "10 3/4% SFX Notes" means $450.0 million in aggregate principal amount of SFX's 10 3/4% Senior Subordinated Notes due 2006.

     "10 3/4% SFX Notes Indenture" means the indenture governing the 10 3/4% SFX Notes.

     "11 3/8% SFX Notes" means $566,000 in aggregate principal amount of SFX's 11 3/8% Senior Subordinated Notes due 2000.

     "11 3/8% SFX Notes Indenture" means the indenture governing the 11 3/8% SFX Notes.

     "12% Capstar Partners Exchange Debentures" means Capstar Partners' 12% Subordinated Exchange Debentures due 2009.

     "12% Capstar Partners Exchange Indenture" means the indenture governing the 12% Capstar Partners Exchange Debentures.

     "12% Capstar Partners Preferred Stock" means up to 10,000,000 shares of preferred stock, $.01 par value per share, of Capstar Partners.

     "12 3/4% Capstar Notes" means $277.0 million in aggregate principal amount at maturity of Capstar Partners' 12 3/4% Senior Discount Notes due 2009.

     "12 3/4% Capstar Notes Indenture" means the indenture governing the 12 3/4% Capstar Notes.

     "12 5/8% SFX Exchange Debentures" means SFX's 12 5/8% Subordinated Exchange Debentures due 2009.

     "12 5/8% SFX Exchange Indenture" means the indenture governing the 12 5/8% SFX Exchange Debentures.

     "12 5/8% SFX Preferred Stock" means up to 2,250,000 shares of Series E Cumulative preferred stock, $.01 par value per share, of SFX.

     "Affiliate Stockholders Agreement" has the meaning set forth in "Certain Relationships and Related Transactions -- Stockholders Agreements."

     "Allentown Disposition" means the disposition of radio stations WODS-FM and WEEX-AM serving the Easton, Pennsylvania market to Clear Channel.

     "American General Acquisition" means the acquisition of radio station KKCL-FM from American General Media of Texas, Inc. serving the Lubbock, Texas market.

     "Americom Acquisition" means the acquisition from Americom II and Americom Las Vegas Limited Partnership of four radio stations (three FM and one AM) serving the Fresno, California market, three of which were acquired for cash and one of which was acquired in consideration for the disposition of three radio stations (two FM and one AM) of the Company.

     "Americom Disposition" means the disposition of three radio stations (two FM and one AM) serving the Reno, Nevada market to Americom Las Vegas Limited Partnership.

     "Ameron Acquisition" means the acquisition of radio stations WMJJ-FM and WERC-AM in Birmingham, Alabama and radio station WOWC-FM from Ameron Broadcasting, Inc. serving the Jasper, Alabama market.

     "Austin Acquisition" means the pending acquisition of radio stations KVET-AM, KASE-FM and KVET-FM from Butler Broadcasting Company, Ltd. serving the Austin, Texas market.

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

     "BCF" means broadcast cash flow. Broadcast cash flow consists of operating income before depreciation, amortization, corporate expenses, LMA fees and non-cash compensation expense. Although broadcast cash flow is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As broadcast cash flow is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies.

     "Benchmark Acquisition" means the acquisitions of, and mergers of directly and indirectly wholly-owned subsidiaries of HM Fund III with, Benchmark Communications Radio Limited Partnership, L.P. and certain of its subsidiary partnerships.

     "Big Chief Acquisition" means the Company's pending acquisition of radio stations KTCS-FM/AM from Big Chief Broadcasting Co. serving the Fort Smith, Arkansas market.

     "Booneville Acquisition" means the acquisition of radio station KZBB-FM from Booneville Broadcasting Company and Oklahoma Communications Company serving the Ft. Smith, Arkansas market.

     "Bryan Disposition" means the disposition of substantially all of its assets used or useful in the operation of two of the Company's radio stations in the College Station, Texas market.

     "Burlington Acquisition" means the Company's pending acquisition of radio stations WXPS-FM and WCPV-FM in Vergennes, Vermont and Essex, New York, respectively, and the assumption of a local marketing agreement to provide programming for radio station WEAV-AM in Plattsburgh, New York.

     "Capstar" or "Company" means Capstar Broadcasting Corporation and its subsidiaries after giving effect to the consummation of the SFX Transactions, unless the context otherwise requires.

     "Capstar Credit Facility" means that certain credit agreement to be entered into among Capstar Radio, as the borrower, the Company and Capstar Partners, as the guarantors, and the financial institutions party thereto, as more fully described in "Description of Indebtedness -- Capstar Credit Facility."

     "Capstar Partners" means Capstar Broadcasting Partners, Inc., a Delaware corporation and a direct subsidiary of the Company.

     "Capstar Partners Certificate of Designation" means the certificate of designation governing the 12% Capstar Partners Preferred Stock.

     "Capstar Radio" means Capstar Radio Broadcasting Partners, Inc., a Delaware corporation and a direct subsidiary of Capstar Partners.

     "Cavalier Acquisition" means the acquisition of substantially all of the assets of Cavalier Communications, L.P.

     "Champion Acquisition" means the Company's pending acquisition from Champion Broadcasting Corporation, et al of radio stations KCDQ-FM, KCHX-FM and KMRK-FM serving the Midland, Texas market; KMML-FM, KBUY-FM, KNSY-FM and KIXZ-AM serving the Amarillo, Texas market; and KRRV-FM, KKST-FM, KZMZ-FM and KDBS-AM serving the Alexandria, Louisiana market.

     "Chancellor Exchange Agreement" means that certain letter agreement dated as of February 20, 1998, as amended, between Chancellor Media Corporation of Los Angeles and the Company.

     "Chancellor Media" means Chancellor Media Corporation, a Delaware corporation.

     "Chancellor Note" has the meaning set forth in note 1 to "Use of Proceeds."

     "Class Act Acquisition" means the Company's pending acquisition of KTBQ-FM and KSFA-AM from Class Act of Texas, Inc. serving the Nacogdoches, Texas market.

     "COMCO Acquisition" means the acquisition of substantially all of the assets of COMCO Broadcasting, Inc.

     "Commodore Acquisition" means the acquisition of Commodore Media, Inc.

     "Commonwealth Acquisition" means the acquisition of substantially all of the assets of Commonwealth Broadcasting of Arizona, L.L.C.

     "Communications Act" means the Communications Act of 1934, as amended.

     "Community Pacific Acquisition" means the acquisition of substantially all of the assets of Community Pacific Broadcasting Company L.P.

     "Completed Acquisitions" means the American General Acquisition, the Americom Acquisition, the Ameron Acquisition, the Benchmark Acquisition, the Booneville Acquisition, the Cavalier Acquisition, the COMCO Acquisition, the Commodore Acquisition, the Commonwealth Acquisition, the Community Pacific Acquisition, the East Penn Acquisition, the Emerald City Acquisition, the Grant Acquisition, the Griffith Acquisition, the GulfStar Acquisition, the KDOS Acquisition, the KJEM Acquisition, the KLAW Acquisition, the Knight Acquisition, the KOSO Acquisition, the Livingston Acquisition, the Madison Acquisition, the McForhun Acquisition, the Osborn Acquisition, the Osborn Huntsville Acquisition, the Osborn Tuscaloosa Acquisition, the Patterson Acquisition, the Quass Acquisition, the Reynolds Acquisition, the Space Coast Acquisition, the WRIS Acquisition and the Prophet Systems Acquisition.

     "Completed Dispositions" means the Allentown Disposition, the Americom Disposition, the Bryan Disposition, the Dayton Disposition, the Jackson Disposition, the KASH Disposition, the Osborn Ft. Myers Disposition, the Salisbury-Ocean City Disposition, the Westchester Disposition and the Wilmington Disposition.

     "Completed Transactions" means the Completed Acquisitions and the Completed Dispositions.

     "Dayton Disposition" means the disposition of radio station WING-FM serving the Dayton, Ohio market.

     "Daytona Beach-WGNE Disposition" means the Company's pending disposition of radio station WGNE-FM serving the Daytona Beach, Florida market.

     "DOJ" means the United States Department of Justice.

     "East Penn Acquisition" means the acquisition of radio station WKAP-AM from East Penn Broadcasting, Inc. serving the Allentown, Pennsylvania market.

     "EBITDA" (before non-cash compensation expense and LMA fees) consists of operating income before depreciation, amortization, LMA fees and non-cash compensation expense. Although EBITDA (before non-cash compensation expense and LMA fees) is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating the Company because it is a measure widely used in the broadcast industry to evaluate a radio company's operating performance. Nevertheless, it should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP. As EBITDA (before non-cash compensation expense and LMA fees) is not a measure calculated in accordance with GAAP, this measure may not be comparable to similarly titled measures employed by other companies.

     "Emerald City Acquisition" means the acquisition of radio station WNOK-FM from Emerald City Radio Partners, L.P. serving the Columbia, South Carolina market.

     "Fairbanks Acquisition" means the Company's pending acquisition of radio station KUAB-FM from the University of Alaska Fairbanks serving the Fairbanks, Alaska market.

     "FCC" means the United States Federal Communications Commission.

     "Financing" has the meaning set forth in "Prospectus Summary -- The Financing."

     "FTC" means the United States Federal Trade Commission.

     "Fourth Warrant" has the meaning set forth in "Management -- Warrants."

     "GAAP" means generally accepted accounting principles.

     "Gibbons Acquisition" means the Company's pending acquisition of all of the common stock of Jim Gibbons Radio, Inc., a Maryland corporation, and Jim Gibbons Radio, Inc., a Virginia corporation, which own and operate four radio stations (two FM and two AM) serving the Frederick, Maryland and Roanoke, Virginia.

     "Grant Acquisition" means the acquisition of radio station WZBQ-FM from Grant Radio Group serving the Tuscaloosa, Alabama market.

     "Greenville Disposition" means the Company's pending disposition of radio stations WESC-FM, WESC-AM, WTPT-FM and WJMZ-FM serving the Greenville, South Carolina market.

     "Griffith Acquisition" means the acquisition of radio stations WTAK-FM, WXQW-FM and WWXQ-FM from Griffith Communications Corporation serving the Huntsville, Alabama market.

     "GulfStar Acquisition" means the merger of GulfStar with and into a subsidiary of the Company, pursuant to which the subsidiary was the surviving corporation and was named GulfStar Communications, Inc.

     "GulfStar Stockholders Agreement" has the meaning set forth in "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

     "Houston-KKPN Disposition" means the Company's pending disposition of radio station KKPN-FM serving the Houston, Texas market.

     "Houston-KODA Disposition" means the Company's pending disposition of radio station KODA-FM serving the Houston, Texas market.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indentures" means the 9 1/4% Capstar Notes Indenture, the 10 3/4% SFX Notes Indenture, 11 3/8% SFX Notes Indenture, 12% Capstar Partners Exchange Indenture, the 12 3/4% Capstar Notes Indenture and the 12 5/8% SFX Exchange Indenture.

     "Jackson Disposition" means the disposition of radio stations WJMI-FM, WOAD-FM, WKXI-FM and WKXI-AM serving the Jackson, Mississippi market.

     "Jacksonville Acquisition" means the Company's pending acquisition of radio stations WAPE-FM and WFYV-FM serving the Jacksonville, Florida market.

     "JSA" means joint sales agreement, as more fully described in "Business -- Federal Regulation of Radio Broadcasting -- Joint Sales Agreements."

     "KASH Disposition" means the disposition of radio station KASH-AM serving the Anchorage, Alaska market to Chinook Concert Broadcasters, Inc.

     "KATQ Acquisition" means the Company's pending acquisition of KTFS-AM and KTWN-FM from KATQ Radio, Inc. serving the Texarkana, Texas and Texarkana, Arkansas market.

     "KDOS Acquisition" means the acquisition of radio stations KSAB-FM and KUNO-AM from KDOS, Inc. serving the Corpus Christi, Texas market.

     "KJEM Acquisition" means the acquisition of KJEM-FM.

     "KLAW Acquisition" means the acquisition of radio stations KLAW-FM and KZCD-FM from KLAW Broadcasting, Inc. serving the Lawton, Oklahoma market.

     "Knight Acquisition" means the acquisition of substantially all of the assets of Knight Radio, Inc., Knight Broadcasting of New Hampshire, Inc. and Knight Communications Corp.

     "KOSO Acquisition" means the acquisition of radio station KOSO-FM from KOSO, Inc. serving the Patterson, California market.

     "KRNA Acquisition" means the Company's pending acquisition of radio station KRNA-FM from KRNA, Inc. serving the Iowa City, Iowa market.

     "Livingston Acquisition" means the acquisition of radio station WBIU-AM from Livingston Communications, Inc. serving the Denham Springs, Louisiana market.

     "LMA" means local marketing agreement, as more fully described in "Business -- Federal Regulation of Radio Broadcasting -- Local Marketing Agreements." LMAs are sometimes referred to as time brokerage agreements.

     "Long Island Disposition" means the Company's pending disposition of radio stations WBLI-FM, WBAB-FM, WGBB-AM and WHFM-FM serving the Long Island, New York market.

     "Madison Acquisition" means the acquisition of substantially all of the assets of The Madison Radio Group which is comprised of the stations formerly owned by Midcontinent Broadcasting Co. of Wisconsin, Inc. and Point Communications Limited Partnership.

     "Management Stockholders Agreement" has the meaning set forth in "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

     "McForhun Acquisition" means the acquisition of radio station KRVE-FM from McForhun, Inc. serving the Brusly, Louisiana market.

     "Nashville Acquisition" means SFX's acquisition of radio stations WJZC-FM, WLAC-FM and WLAC-AM from Sinclair Broadcasting Group serving the Nashville, Tennessee market.

     "Noalmark Acquisition" means the Company's option to acquire radio stations KKTX-FM and KKTX-AM from Noalmark Broadcasting Corporation serving the Longview, Texas market.

     "Notes" means the 9 1/4% Capstar Notes, the 10 3/4% SFX Notes, 11 3/8% SFX Notes, 12% Capstar Partners Exchange Debentures, the 12 3/4% Capstar Notes and the 12 5/8% SFX Exchange Debentures.

     "Original Incentive Warrants" has the meaning set forth in "Management -- Warrants."

     "Original Regular Warrants" has the meaning set forth in "Management -- Warrants."

     "Osborn Acquisition" means the acquisition of Osborn Communications Corporation.

     "Osborn Ft. Myers Disposition" means the disposition of substantially all of the assets used or held for use in connection with the business and operations of Osborn's stations in the Port Charlotte and Ft. Myers, Florida markets.

     "Osborn Huntsville Acquisition" means the acquisition of Dixie Broadcasting, Inc. and Radio WBHP, Inc.

     "Osborn Tuscaloosa Acquisition" means the acquisition of Taylor Communications Corporation.

     "Other Equity Transactions" has the meaning set forth in note 1 to "Summary Pro Forma Financial Data."

     "Patterson Acquisition" means the acquisition of all of the outstanding capital stock of Patterson Broadcasting, Inc.

     "Pending Acquisitions" means the Burlington Acquisition, the Champion Acquisition, the Class Act Acquisition, the Fairbanks Acquisition, the KRNA Acquisition, the Noalmark Acquisition, the Portsmouth Acquisition and the Shreveport-KMJJ Acquisition.

     "Portsmouth Acquisition" means the Company's pending acquisition of radio stations WSRI-FM, WZNN-AM, WERZ-FM and WMYF-AM from American Radio Systems serving the Portsmouth-Dover-Rochester, New York.

     "Prophet Systems Acquisition" means the acquisition of substantially all of the assets of Prophet Systems, Inc.

     "Quass Acquisition" means the acquisition of all of the outstanding capital stock of Quass Broadcasting Company.

     "Reynolds Acquisition" means the acquisition of radio station WMHS-FM from Joan K. Reynolds, d/b/a Brantley Broadcast Associates serving the Birmingham, Alabama market.

     "Sale of the Company" has the meaning set forth in "Management -- Warrants."

     "Salisbury-Ocean City Disposition" means the pending disposition of radio stations WWFG-FM and WOSC-FM serving the Salisbury-Ocean City, Maryland market, which will close after the SFX Acquisition.

     "SFX" means SFX Broadcasting, Inc.

     "SFX Acquisition" means the Company's pending acquisition of SFX Broadcasting, Inc.

     "SFX Certificate of Designation" means the certificate of designation governing the 12 5/8% SFX Preferred Stock.

     "SFX Consent Decree" has the meaning set forth in "Business -- Federal Regulation of Radio Broadcasting -- Federal Antitrust Laws."

     "SFX Credit Facility" has the meaning set forth in "Prospectus Summary -- The Transactions -- The SFX Transactions."

     "SFX Jackson/Biloxi Acquisition" means the Company's pending acquisition of six radio stations (five FM and one AM) from SFX serving the Jackson and Biloxi, Mississippi markets.

     "SFX Related Transactions" means (i) the programming of ten SFX stations by, and the eventual sale of such stations to, Chancellor Media pursuant to the Chancellor Exchange Agreement; (ii) the Austin Acquisition, the Jacksonville Acquisition, the Nashville Acquisition, the Daytona Beach-WGNE Disposition, the Greenville Disposition, the Houston-KKPN Disposition, the Houston-KODA Disposition, the Long Island Disposition and the Upper Fairfield Disposition; and (iii) the sale of SFX stations WTAE-AM and WJDX-FM after the consummation of the SFX Acquisition.

     "SFX Transactions" means the SFX Acquisition and the SFX Related Transactions.

     "Shreveport-KMJJ Acquisition" means the pending acquisition of radio station KMJJ-FM from SunGroup, Inc, et. al. serving the Shreveport, Louisiana market.

     "Space Coast Acquisition" collectively refers to the acquisitions of substantially all of the assets of EZY Com, Inc., City Broadcasting Co., Inc., and Roper Broadcasting, Inc.

     "Stock Option Plan" has the meaning set forth in "Management -- Committees of the Board of Directors."

     "Telecom Act" means the Telecommunications Act of 1996.

     "Upper Fairfield Disposition" means the pending conveyance of radio stations WKRI-FM, WAXB-FM, WPUT-AM and WINE-AM serving the Fairfield County, Connecticut market to a limited liability company in exchange for a 30% non-voting membership interest in such limited liability company. Pending FCC approval, the stations will be placed in trust shortly before the consummation of the SFX Acquisition. See "The Transactions -- The SFX Transactions -- SFX Related Transactions."

     "Warrants" has the meaning set forth in "Management -- Warrants."

     "Westchester Disposition" means the conveyance of radio stations WFAS-FM, WFAS-AM and WZZN-FM serving the Westchester-Putnam Counties, New York market to a limited liability company in exchange for a 30% non-voting membership interest in such limited liability company.

     "Wilmington Disposition" means the conveyance of radio station WJBR-FM serving the Wilmington, Delaware market to a limited liability company in exchange for a 30% non-voting membership interest in such limited liability company.

     "WRIS Acquisition" means the acquisition of WJLM-FM from WRIS, Inc. serving the Salem, Virginia market.

                      (This page intentionally left blank)

                         INDEX TO FINANCIAL STATEMENTS

CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES
  Report of Independent Accountants.........................  F-3
  Consolidated Balance Sheets as of December 31, 1996 and
     1997 and March 31, 1998................................  F-4
  Consolidated Statements of Operations for each of the
     three years in the period ended December 31, 1997 and
     for the three months ended March 31, 1997 and 1998.....  F-5
  Consolidated Statements of Stockholders' Equity for each
     of the three years in the period ended December 31,
     1997 and for the three months ended March 31, 1998.....  F-6, F-7
  Consolidated Statements of Cash Flows for each of the
     three years in the period ended December 31, 1997 and
     for the three months ended March 31, 1997 and 1998.....  F-8
  Notes to Consolidated Financial Statements................  F-9
COMMODORE MEDIA, INC. AND SUBSIDIARIES
  Report of Independent Auditors............................  F-32
  Consolidated Statements of Operations for the period from
     January 1, 1996 to October 16, 1996 and the year ended
     December 31, 1995......................................  F-33
  Consolidated Statements of Cash Flows for the period from
     January 1, 1996 to October 16, 1996 and the year ended
     December 31, 1995......................................  F-34
  Notes to Consolidated Statements of Operations and Cash
     Flows..................................................  F-35
SOUTHERN STAR COMMUNICATIONS, INC.
  (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)
  Report of Independent Auditors............................  F-42
  Consolidated Balance Sheets as of December 31, 1996 and
     1995...................................................  F-43
  Consolidated Statements of Operations for the years ended
     December 31, 1996, 1995 and 1994.......................  F-44
  Consolidated Statements of Changes in Stockholders' Equity
     for the years ended December 31, 1996, 1995 and 1994...  F-45
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1995 and 1994.......................  F-46
  Notes to Consolidated Financial Statements................  F-47
BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP
  Report of Independent Accountants.........................  F-58
  Combined Balance Sheets as of June 30, 1997 and December
     31, 1996 and 1995......................................  F-59
  Combined Statements of Operations for the six months ended
     June 30, 1997 and for the years ended December 31,
     1996, 1995 and 1994....................................  F-60
  Combined Statements of Changes in Partners' Equity
     (Deficit) for the six months ended June 30, 1997 and
     for the years ended December 31, 1996, 1995 and 1994...  F-61
  Combined Statements of Cash Flows for the six months ended
     June 30, 1997 and for the years ended December 31,
     1996, 1995 and 1994....................................  F-62
  Notes to Combined Financial Statements....................  F-63
COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
  Report of Independent Accountants.........................  F-74
  Balance Sheets as of June 30, 1997 and December 31,
     1996...................................................  F-75
  Statements of Operations for the six months ended June 30,
     1997 and for the year ended December 31, 1996..........  F-76
  Statements of Changes in Partners' Equity for the six
     months ended June 30, 1997 and for the year ended
     December 31, 1996......................................  F-77
  Statements of Cash Flows for the six months ended June 30,
     1997 and for the year ended December 31, 1996..........  F-78
  Notes to Financial Statements.............................  F-79

MADISON RADIO GROUP
  Condensed Balance Sheet as of June 30, 1997...............  F-84
  Condensed Statement of Operations for the period from
     January 2, 1997 to June 30, 1997.......................  F-85
  Condensed Statement of Partners' Equity for the period
     from January 2, 1997 to June 30, 1997..................  F-86
  Condensed Statement of Cash Flows for the period from
     January 2, 1997 to June 30, 1997.......................  F-87
  Notes to Financial Statements.............................  F-88
MIDCONTINENT BROADCASTING CO. OF WISCONSIN, INC.
  Report of Independent Accountants.........................  F-92
  Balance Sheet as of December 31, 1996.....................  F-93
  Statement of Income and Retained Earnings for the year
     ended December 31, 1996................................  F-94
  Statement of Cash Flows for the year ended December 31,
     1996...................................................  F-95
  Notes to Financial Statements.............................  F-96
POINT COMMUNICATIONS LIMITED PARTNERSHIP
  Report of Independent Accountants.........................  F-99
  Balance Sheet as of December 31, 1996.....................  F-100
  Statement of Operations for the year ended December 31,
     1996...................................................  F-101
  Statement of Partners' Equity for the year ended December
     31, 1996...............................................  F-102
  Statement of Cash Flows for the year ended December 31,
     1996...................................................  F-103
  Notes to Financial Statements.............................  F-104
AMERON BROADCASTING, INC.
  Report of Independent Public Accountants..................  F-108
  Balance Sheets as of September 30, 1997 and December 31,
     1996...................................................  F-109
  Statements of Operations for the nine months ended
     September 30, 1997 and for the year ended December 31,
     1996...................................................  F-110
  Statements of Stockholders' Equity for the nine months
     ended September 30, 1997 and for the year ended
     December 31, 1996......................................  F-111
  Statements of Cash Flows for the nine months ended
     September 30, 1997 and for the year ended December 31,
     1996...................................................  F-112
  Notes to Financial Statements.............................  F-113
PATTERSON BROADCASTING, INC. AND SUBSIDIARIES
  Report of Independent Public Accountants..................  F-118
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................  F-119
  Consolidated Statements of Operations for the years ended
     December 31, 1997 and 1996 and for the period from May
     1, 1995 (inception) to December 31, 1995...............  F-120
  Consolidated Statements of Changes in Stockholders' Equity
     for the years ended December 31, 1997 and 1996 and for
     the period from May 1, 1995 (inception) to December 31,
     1995...................................................  F-121
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997 and 1996 and for the period from May
     1, 1995 (inception) to December 31, 1995...............  F-122
  Notes to Consolidated Financial Statements................  F-123
SFX BROADCASTING, INC. AND SUBSIDIARIES
  Report of Independent Auditors............................  F-133
  Consolidated Balance Sheets as of March 31, 1998 and
     December 31, 1997 and 1996.............................  F-134
  Consolidated Statements of Operations for the three months ended March 31, 1998 and 1997 and for the years ended
     December 31, 1997, 1996 and 1995.......................  F-136
  Consolidated Statements of Shareholders' Equity for the
     three months ended March 31, 1998 and for the years
     ended December 31, 1997, 1996 and 1995.................  F-137
  Consolidated Statements of Cash Flows for the three months ended March 31, 1998 and 1997 and for the years ended
     December 31, 1997, 1996 and 1995.......................  F-138
  Notes to Consolidated Financial Statements................  F-139

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors

Capstar Broadcasting Corporation

     We have audited the accompanying consolidated balance sheets of Capstar Broadcasting Corporation and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstar Broadcasting Corporation and Subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Austin, Texas
March 26, 1998

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------    MARCH 31,
                                                                 1996          1997          1998
                                                              -----------   -----------   -----------
                                                                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $  9,821     $   70,059    $  216,374
  Accounts receivable, net of allowance for doubtful
    accounts of $1,167, $2,889 and $3,688, respectively.....     17,249         40,350        53,806
  Refundable income taxes...................................      1,112             --            --
  Prepaid expenses and other current assets.................        600          4,285         5,797
                                                               --------     ----------    ----------
        Total current assets................................     28,782        114,694       275,977
  Property and equipment, net...............................     29,326        106,717       134,622
  Intangibles and other, net................................    341,076        881,545     1,183,148
  Other non-current assets..................................      3,448         18,500        18,854
                                                               --------     ----------    ----------
        Total assets........................................   $402,632     $1,121,456    $1,612,601
                                                               ========     ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................   $  3,936     $    1,388    $   82,598
  Accounts payable..........................................      5,474         13,641         5,780
  Accrued liabilities.......................................      5,546         16,826        31,323
  Income taxes payable......................................         --          2,417         1,033
                                                               --------     ----------    ----------
        Total current liabilities...........................     14,956         34,272       120,734
  Long-term debt, net of current portion....................    187,234        593,184       377,127
  Deferred income taxes.....................................     83,608        160,422       234,413
                                                               --------     ----------    ----------
        Total liabilities...................................    285,798        787,878       732,274
                                                               --------     ----------    ----------
Commitments and contingencies (Note 13)
Redeemable preferred stock of subsidiaries:
  Capstar Broadcasting Partners, Inc., $.01 par value,
    10,000,000 shares authorized, 1,000,000 and 1,064,667
    shares issued and outstanding, respectively, aggregate
    liquidation preference of $106,560 and $109,000,
    respectively............................................         --        101,493       104,545
  Gulfstar Communications, Inc., $.01 par value, 507,500
    shares authorized, issued and outstanding, aggregate
    liquidation preference of $27,053.......................     23,098             --            --
Stockholders' equity:
  CAPSTAR BROADCASTING CORPORATION:
    Preferred stock, $.01 par value, 100,000,000 shares
      authorized, none issued...............................         --             --            --
    Common stock, Class A, voting, $.01 par value,
      750,000,000 shares authorized, 2,578,839 and 2,542,976
      shares issued and outstanding, respectively...........         --             26            25
    Common stock, Class B, nonvoting, $.01 par value,
      150,000,000 shares authorized, 4,817,990 and 5,376,486
      shares issued and outstanding, respectively...........         --             48            54
    Common stock, Class C, voting, $.01 par value,
      150,000,000 shares authorized, 22,812,347 and
      63,037,411 shares issued and outstanding,
      respectively..........................................         --            228           630
    Additional paid-in capital..............................         --        291,324       862,887
    Stock subscriptions receivable..........................         --         (4,374)       (2,842)
  CAPSTAR BROADCASTING PARTNERS, INC.:
    Common stock, Class A, voting $.01 par value,
      200,000,000 shares authorized; 9,415,500 shares issued
      and outstanding in 1996...............................         94             --            --
    Common stock, Class B, nonvoting, $.01 par value,
      50,000,000 shares authorized, none issued.............         --             --            --
    Additional paid-in capital..............................     94,805             --            --
  GULFSTAR COMMUNICATIONS, INC.:
    Common stock, voting, $.01 par value, 100,000 and
      2,000,000 shares authorized, 1,098 shares issued and
      outstanding in 1996...................................          1             --            --
    Common stock, Class A, nonvoting, $.01 par value, 60,000
      and 600,000 shares authorized, 4,903 shares issued and
      outstanding in 1996...................................          1             --            --
    Common stock, Class B, nonvoting, $.01 par value, 10,000
      shares authorized, no shares issued and outstanding...         --             --            --
    Common stock, Class C, voting, $.01 par value, 100,000
      shares authorized, 317 shares issued and outstanding
      in 1996...............................................          1             --            --
    Additional paid-in capital..............................     11,869             --            --
    Stock subscriptions receivable..........................     (2,090)            --            --
    Unearned compensation...................................     (1,518)            --            --
  ACCUMULATED DEFICIT.......................................     (9,427)       (55,167)      (84,972)
                                                               --------     ----------    ----------
        Total stockholders' equity..........................     93,736        232,085       775,782
                                                               --------     ----------    ----------
        Total liabilities and stockholders' equity..........   $402,632     $1,121,456    $1,612,601
                                                               ========     ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                MARCH 31,
                                              ----------------------------------   -----------------------
                                                1995        1996         1997         1997         1998
                                              ---------   ---------   ----------   ----------   ----------
                                                                                         (UNAUDITED)
Gross broadcast revenue.....................  $  17,322   $  47,200   $  189,820   $   27,180   $   70,086
Less: agency commissions....................     (1,525)     (4,334)     (14,375)      (2,078)      (6,011)
                                              ---------   ---------   ----------   ----------   ----------
  Net broadcast revenue.....................     15,797      42,866      175,445       25,102       64,075
                                              ---------   ---------   ----------   ----------   ----------
Operating expenses:
  Programming, technical and news...........      2,874       9,313       43,073        6,357       15,780
  Sales and promotion.......................      4,638      12,808       48,156        6,737       18,009
  General and administrative................      4,225       8,360       30,906        5,210       13,971
Corporate expenses..........................        513       2,523       14,221        1,942        3,757
LMA fees paid...............................        341         834        2,519          683        1,871
Corporate expenses -- noncash
  compensation..............................         --       6,176       10,575        2,469       15,793
Depreciation and amortization...............      1,134       4,141       26,415        3,725       11,032
                                              ---------   ---------   ----------   ----------   ----------
Operating income (loss).....................      2,072      (1,289)        (420)      (2,021)     (16,138)
Other income (expense):
  Interest expense..........................     (3,737)     (8,907)     (47,012)      (7,955)     (15,897)
  Interest income...........................      1,932          34        4,572          128          454
  Gain (loss) on sale of broadcasting
     property...............................      2,389          --         (908)          --           --
  Other.....................................        (54)       (929)      (4,729)         (65)        (134)
                                              ---------   ---------   ----------   ----------   ----------
Income (loss) before provision (benefit) for
  income taxes and extraordinary item.......      2,602     (11,091)     (48,497)      (9,913)     (31,715)
Provision (benefit) for income taxes........      1,032        (322)     (11,720)      (2,308)      (4,962)
Dividends and accretion on preferred stock
  of subsidiary.............................         --          --       (6,560)          --       (3,052)
                                              ---------   ---------   ----------   ----------   ----------
Income (loss) before extraordinary item.....      1,570     (10,769)     (43,337)      (7,605)     (29,805)
Extraordinary loss on early extinguishment
  of debt, net of tax benefit of $707 and
  $1,473, respectively......................         --      (1,188)      (2,403)        (598)          --
                                              ---------   ---------   ----------   ----------   ----------
Net income (loss)...........................      1,570     (11,957)     (45,740)      (8,203)     (29,805)
Dividends, accretion and redemption of
  preferred stocks..........................         (8)     (1,350)      (7,071)        (794)          --
                                              ---------   ---------   ----------   ----------   ----------
Net income (loss) attributable to common
  stock.....................................  $   1,562   $ (13,307)  $  (52,811)  $   (8,997)  $  (29,805)
                                              =========   =========   ==========   ==========   ==========
Basic and diluted income (loss) per common
  share
  Before extraordinary loss.................  $    0.25   $   (1.37)  $    (1.98)  $    (0.44)  $    (0.65)
  Extraordinary loss........................         --       (0.13)       (0.09)       (0.03)          --
                                              ---------   ---------   ----------   ----------   ----------
          Net income (loss).................  $    0.25   $   (1.50)  $    (2.07)  $    (0.47)  $    (0.65)
                                              =========   =========   ==========   ==========   ==========
Weighted average common shares
  outstanding...............................  6,286,248   8,880,488   25,455,211   19,288,014   46,130,912
                                              =========   =========   ==========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               GULFSTAR COMMUNICATIONS, INC.
                                     ---------------------------------------------------------------------------------
                                                               CLASS A              CLASS B              CLASS C
                                        COMMON STOCK         COMMON STOCK         COMMON STOCK         COMMON STOCK
                                     ------------------   ------------------   ------------------   ------------------
                                     NUMBER OF    PAR     NUMBER OF    PAR     NUMBER OF    PAR     NUMBER OF    PAR
                                      SHARES     VALUE     SHARES     VALUE     SHARES     VALUE     SHARES     VALUE
                                     ---------   ------   ---------   ------   ---------   ------   ---------   ------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995.........     1,000    $    1      4,000    $    1        --     $   --         --    $   --
  Shares of Class A Common stock
    contributed to the company by a
    stockholder....................        --        --       (250)       --        --         --         --        --
  Issuance of voting Common
    stock..........................  15......        --         --        --        --         --         --        --
  Issuance of Class B Common
    stock..........................        --        --         --        --       608         --         --        --
  Accrued interest on Stock
    subscriptions receivable.......  -- .....        --         --        --        --         --         --        --
  Dividends on Redeemable preferred
    stock..........................        --        --         --        --        --         --         --        --
  Net income.......................        --        --         --        --        --         --         --        --
                                      -------    ------    -------    ------    ------     ------    -------    ------
Balance at December 31, 1995.......     1,015         1      3,750         1       608         --         --        --
  Issuance of Common stock.........       450        --         --        --        --         --         --        --
  Issuance of Class A Common
    stock..........................        --        --        162        --        --         --         --        --
  Issuance of Class B Common
    stock..........................        --        --         --        --        16         --         --        --
  Issuance of Class C Common
    stock..........................        --        --         --        --        --         --        317         1
  Conversion of Common stock to
    Class A Common stock...........    (1,015)       --      1,015        --        --         --         --        --
  Conversion of Class A and B
    Common stock to Common stock...       648        --        (24)       --      (624)        --         --        --
  Issuance of warrants.............  -- .....        --         --        --        --         --         --        --
  Accrued interest on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Dividends and accretion on
    Redeemable preferred stock.....        --        --         --        --        --         --         --        --
  Unearned compensation-stock
    issued for nonrecourse notes...        --        --         --        --        --         --         --        --
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock.........        --        --         --        --        --         --         --        --
  Issuance of warrants.............        --        --         --        --        --         --         --        --
  Net loss.........................        --        --         --        --        --         --         --        --
                                      -------    ------    -------    ------    ------     ------    -------    ------
Balance at December 31, 1996.......     1,098         1      4,903         1        --         --        317         1
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock.........        36        --         --        --        --         --         --        --
  Conversion of Class A Common
    stock to Class C Common
    stock..........................        --        --     (3,903)       --        --         --      3,903        --
  Conversion of Class C Common
    stock to Class A Common
    stock..........................        --        --      1,010        --        --         --     (1,010)       --
  Dividends and accretion on
    Redeemable preferred stock.....        --        --         --        --        --         --         --        --
  Accrued interest on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Payments received on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Compensation expense.............        --        --         --        --        --         --         --        --
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock........        --        --         --        --        --         --         --        --
  Repurchase of common stock.......        --        --         --        --        --         --         --        --
  Conversion of Class B Common
    stock to Class A Common
    stock..........................        --        --         --        --        --         --         --        --
  Compensation expense.............        --        --         --        --        --         --         --        --
  Elimination of Capstar
    Broadcasting Partners, Inc.
    common stock...................        --        --         --        --        --         --         --        --
  Issuance of Common stock.........        --        --         --        --        --         --         --        --
  Repurchase of Common stock.......        --        --         --        --        --         --         --        --
  Issuance of shares in connection
    with merger....................    (1,134)       (1)    (2,010)       (1)       --         --     (3,210)       (1)
  Redemption of Redeemable
    preferred stock................        --        --         --        --        --         --         --        --
  Accrued interest on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Payments received on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Net loss.........................        --        --         --        --        --         --         --        --
                                      -------    ------    -------    ------    ------     ------    -------    ------
Balance at December 31, 1997.......        --        --         --        --        --         --         --        --
  Issuances of Common stock
    (unaudited)....................        --        --         --        --        --         --         --        --
  Conversion of Class C Common
    stock to Class A Common stock
    (unaudited)....................        --        --         --        --        --         --         --        --
  Repurchase of Common stock
    (unaudited)....................        --        --         --        --        --         --         --        --
  Compensation expense
    (unaudited)....................        --        --         --        --        --         --         --        --
  Accrued interest on stock
    subscriptions receivable
    (unaudited)....................        --        --         --        --        --         --         --        --
  Payments received in stock
    subscriptions receivable
    (unaudited)....................        --        --         --        --        --         --         --        --
  Net loss (unaudited).............        --        --         --        --        --         --         --        --
                                      -------    ------    -------    ------    ------     ------    -------    ------
Balance at March 31, 1998
  (unaudited)......................        --    $   --         --    $   --        --     $   --         --    $   --
                                      =======    ======    =======    ======    ======     ======    =======    ======

                                           GULFSTAR COMMUNICATIONS, INC.
                                     -----------------------------------------

                                     ADDITIONAL       STOCK
                                      PAID-IN     SUBSCRIPTIONS     UNEARNED
                                      CAPITAL      RECEIVABLE     COMPENSATION
                                     ----------   -------------   ------------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995.........   $     --       $    --        $    --
  Shares of Class A Common stock
    contributed to the company by a
    stockholder....................         --            --             --
  Issuance of voting Common
    stock..........................          9            (4)            --
  Issuance of Class B Common
    stock..........................        331          (304)            --
  Accrued interest on Stock
    subscriptions receivable.......         25           (25)            --
  Dividends on Redeemable preferred
    stock..........................         --            --             --
  Net income.......................         --            --             --
                                      --------       -------        -------
Balance at December 31, 1995.......        365          (333)            --
  Issuance of Common stock.........      1,378        (1,390)            --
  Issuance of Class A Common
    stock..........................        184            --             --
  Issuance of Class B Common
    stock..........................         31            --             --
  Issuance of Class C Common
    stock..........................        358          (298)            --
  Conversion of Common stock to
    Class A Common stock...........         --            --             --
  Conversion of Class A and B
    Common stock to Common stock...         --            --             --
  Issuance of warrants.............      3,884            --             --
  Accrued interest on Stock
    subscriptions receivable.......         69           (69)            --
  Dividends and accretion on
    Redeemable preferred stock.....     (1,350)           --             --
  Unearned compensation-stock
    issued for nonrecourse notes...      6,950            --         (1,518)
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock.........         --            --             --
  Issuance of warrants.............         --            --             --
  Net loss.........................         --            --             --
                                      --------       -------        -------
Balance at December 31, 1996.......     11,869        (2,090)        (1,518)
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock.........        300          (300)            --
  Conversion of Class A Common
    stock to Class C Common
    stock..........................         --            --             --
  Conversion of Class C Common
    stock to Class A Common
    stock..........................         --            --             --
  Dividends and accretion on
    Redeemable preferred stock.....     (1,693)           --             --
  Accrued interest on Stock
    subscriptions receivable.......        131          (131)            --
  Payments received on Stock
    subscriptions receivable.......         --            36             --
  Compensation expense.............      7,232            --          1,518
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock........         --            --             --
  Repurchase of common stock.......         --            --             --
  Conversion of Class B Common
    stock to Class A Common
    stock..........................         --            --             --
  Compensation expense.............         --            --             --
  Elimination of Capstar
    Broadcasting Partners, Inc.
    common stock...................         --            --             --
  Issuance of Common stock.........         --            --             --
  Repurchase of Common stock.......         --            --             --
  Issuance of shares in connection
    with merger....................    (12,461)        2,485             --
  Redemption of Redeemable
    preferred stock................     (5,378)           --             --
  Accrued interest on Stock
    subscriptions receivable.......         --            --             --
  Payments received on Stock
    subscriptions receivable.......         --            --             --
  Net loss.........................         --            --             --
                                      --------       -------        -------
Balance at December 31, 1997.......         --            --             --
  Issuances of Common stock
    (unaudited)....................         --            --             --
  Conversion of Class C Common
    stock to Class A Common stock
    (unaudited)....................         --            --             --
  Repurchase of Common stock
    (unaudited)....................         --            --             --
  Compensation expense
    (unaudited)....................         --            --             --
  Accrued interest on stock
    subscriptions receivable
    (unaudited)....................         --            --             --
  Payments received in stock
    subscriptions receivable
    (unaudited)....................         --            --             --
  Net loss (unaudited).............         --            --             --
                                      --------       -------        -------
Balance at March 31, 1998
  (unaudited)......................   $     --       $    --        $    --
                                      ========       =======        =======

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  CAPSTAR BROADCASTING CORPORATION
                                                    *(CAPSTAR BROADCASTING PARTNERS, INC. THROUGH JUNE 20, 1997)
                                                   ---------------------------------------------------------------
                                                             CLASS A                              CLASS B
                                                          COMMON STOCK                         COMMON STOCK
                                                   ---------------------------           -------------------------
                                                    NUMBER OF            PAR              NUMBER OF          PAR
                                                      SHARES            VALUE              SHARES           VALUE
                                                   ------------        -------           -----------        ------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995..............                     --        $    --                    --        $   --
  Shares of Class A Common stock
    contributed to the company by a
    stockholder.........................                     --             --                    --            --
  Issuance of voting Common stock.......                     --             --                    --            --
  Issuance of Class B Common stock......                     --             --                    --            --
  Accrued interest on Stock
    subscriptions receivable............                     --             --                    --            --
  Dividends on Redeemable preferred
    stock...............................                     --             --                    --            --
  Net income............................                     --             --                    --            --
                                                   ------------        -------           -----------        ------
Balance at December 31, 1995............                     --             --                    --            --
  Issuance of Common stock..............                     --             --                    --            --
  Issuance of Class A Common stock......                     --             --                    --            --
  Issuance of Class B Common stock......                     --             --                    --            --
  Issuance of Class C Common stock......                     --             --                    --            --
  Conversion of Common stock to Class A
    Common stock........................                     --             --                    --            --
  Conversion of Class A and B Common
    stock to Common stock...............                     --             --                    --            --
  Issuance of warrants..................                     --             --                    --            --
  Accrued interest on Stock
    subscriptions receivable............                     --             --                    --            --
  Dividends and accretion on Redeemable
    preferred stock.....................                     --             --                    --            --
  Unearned compensation-stock issued for
    nonrecourse notes...................                     --             --                    --            --
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock..............              9,415,500             94                    --            --
  Issuance of warrants..................                     --             --                    --            --
  Net loss..............................                     --             --                    --            --
                                                   ------------        -------           -----------        ------
Balance at December 31, 1996............              9,415,500             94                    --            --
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock..............                     --             --                    --            --
  Conversion of Class A Common stock to
    Class C Common stock................                     --             --                    --            --
  Conversion of Class C Common stock to
    Class A Common stock................                     --             --                    --            --
  Dividends and accretion on Redeemable
    preferred stock.....................                     --             --                    --            --
  Accrued interest on Stock
    subscriptions receivable............                     --             --                    --            --
  Payments received on Stock
    subscriptions receivable............                     --             --                    --            --
  Compensation expense..................                     --             --                    --            --
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock.............              3,823,450             38             1,818,181            18
  Repurchase of common stock............                (17,500)            --                    --            --
  Conversion of Class B Common stock to
    Class A Common stock................              1,818,182             18            (1,818,181)          (18)
  Compensation expense..................                     --             --                    --            --
  Elimination of Capstar Broadcasting
    Partners, Inc. common stock.........            (15,039,632)          (150)                   --            --
  Issuance of Common stock..............                960,148             10             2,655,926            27
  Repurchase of Common stock............               (118,795)            (1)                   --            --
  Issuance of shares in connection with
    merger..............................              1,737,486             17             2,162,064            21
  Redemption of Redeemable preferred
    stock...............................                     --             --                    --            --
  Accrued interest on Stock
    subscriptions receivable............                     --             --                    --            --
  Payments received on Stock
    subscriptions receivable............                     --             --                    --            --
  Net loss..............................                     --             --                    --            --
                                                   ------------        -------           -----------        ------
Balance at December 31, 1997............              2,578,839             26             4,817,990            48
  Issuances of Common stock
    (unaudited).........................                     --             --               558,496             6
  Conversion of Class C Common stock to
    Class A Common stock (unaudited)....                    500             --                    --            --
  Repurchase of Common stock
    (unaudited).........................                (36,363)            (1)                   --            --
  Compensation expense (unaudited)......                     --             --                    --            --
  Accrued interest on stock
    subscriptions receivable
    (unaudited).........................                     --             --                    --            --
  Payments received in stock
    subscriptions receivable
    (unaudited).........................                     --             --                    --            --
  Net loss (unaudited)..................                     --             --                    --            --
                                                   ------------        -------           -----------        ------
Balance at March 31, 1998 (unaudited)...              2,542,976        $    25             5,376,486        $   54
                                                   ============        =======           ===========        ======

                                                           CAPSTAR BROADCASTING CORPORATION
                                             *(CAPSTAR BROADCASTING PARTNERS, INC. THROUGH JUNE 20, 1997)
                                          -------------------------------------------------------------------
                                                  CLASS C
                                                COMMON STOCK                                                            RETAINED
                                          ------------------------           ADDITIONAL             STOCK               EARNINGS
                                           NUMBER OF          PAR             PAID-IN           SUBSCRIPTIONS         (ACCUMULATED
                                            SHARES           VALUE            CAPITAL            RECEIVABLE             DEFICIT)
                                          -----------        -----           ----------         -------------         ------------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995..............           --        $  --            $     --             $    --              $    968
  Shares of Class A Common stock
    contributed to the company by a
    stockholder.........................           --           --                  --                  --                    --
  Issuance of voting Common stock.......           --           --                  --                  --                    --
  Issuance of Class B Common stock......           --           --                  --                  --                    --
  Accrued interest on Stock
    subscriptions receivable............           --           --                  --                  --                    --
  Dividends on Redeemable preferred
    stock...............................           --           --                  --                  --                    (8)
  Net income............................           --           --                  --                  --                 1,570
                                          -----------        -----            --------             -------              --------
Balance at December 31, 1995............           --           --                  --                  --                 2,530
  Issuance of Common stock..............           --           --                  --                  --                    --
  Issuance of Class A Common stock......           --           --                  --                  --                    --
  Issuance of Class B Common stock......           --           --                  --                  --                    --
  Issuance of Class C Common stock......           --           --                  --                  --                    --
  Conversion of Common stock to Class A
    Common stock........................           --           --                  --                                        --
  Conversion of Class A and B Common
    stock to Common stock...............           --           --                  --                  --                    --
  Issuance of warrants..................           --           --                  --                                        --
  Accrued interest on Stock
    subscriptions receivable............           --           --                  --                  --                    --
  Dividends and accretion on Redeemable
    preferred stock.....................           --           --                  --                  --                    --
  Unearned compensation-stock issued for
    nonrecourse notes...................           --           --                  --                  --                    --
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock..............           --           --              94,061                  --                    --
  Issuance of warrants..................           --           --                 744                  --                    --
  Net loss..............................           --           --                  --                  --               (11,957)
                                          -----------        -----            --------             -------              --------
Balance at December 31, 1996............           --           --              94,805                  --                (9,427)
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock..............           --           --                  --                  --                    --
  Conversion of Class A Common stock to
    Class C Common stock................           --           --                  --                  --                    --
  Conversion of Class C Common stock to
    Class A Common stock................           --           --                  --                  --                    --
  Dividends and accretion on Redeemable
    preferred stock.....................           --           --                  --                  --                    --
  Accrued interest on Stock
    subscriptions receivable............           --           --                  --                  --                    --
  Payments received on Stock
    subscriptions receivable............           --           --                  --                  --                    --
  Compensation expense..................           --           --                  --                  --                    --
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock.............           --           --              61,942              (1,596)                   --
  Repurchase of common stock............           --           --                (175)                 --                    --
  Conversion of Class B Common stock to
    Class A Common stock................                                            --                  --                    --
  Compensation expense..................           --           --               1,825                  --                    --
  Elimination of Capstar Broadcasting
    Partners, Inc. common stock.........           --           --                 150                  --                    --
  Issuance of Common stock..............   18,187,550          182              89,570                (550)                   --
  Repurchase of Common stock............           --           --                (764)                 --                    --
  Issuance of shares in connection with
    merger..............................    4,624,797           46              43,823              (2,485)                   --
  Redemption of Redeemable preferred
    stock...............................           --           --                  --                  --                    --
  Accrued interest on Stock
    subscriptions receivable............           --           --                 148                (148)                   --
  Payments received on Stock
    subscriptions receivable............           --           --                  --                 405                    --
  Net loss..............................           --           --                  --                  --               (45,740)
                                          -----------        -----            --------             -------              --------
Balance at December 31, 1997............   22,812,347          228             291,324              (4,374)              (55,167)
  Issuances of Common stock
    (unaudited).........................   40,225,564          402             556,223                  --                    --
  Conversion of Class C Common stock to
    Class A Common stock (unaudited)....         (500)          --                  --                  --                    --
  Repurchase of Common stock
    (unaudited).........................           --           --                (483)                 --                    --
  Compensation expense (unaudited)......           --           --              15,793                  --                    --
  Accrued interest on stock
    subscriptions receivable
    (unaudited).........................           --           --                  30                 (30)                   --
  Payments received in stock
    subscriptions receivable
    (unaudited).........................           --           --                  --               1,562                    --
  Net loss (unaudited)..................           --           --                  --                  --               (29,805)
                                          -----------        -----            --------             -------              --------
Balance at March 31, 1998 (unaudited)...   63,037,411        $ 630            $862,887             $(2,842)             $(84,972)
                                          ===========        =====            ========             =======              ========


                                              TOTAL
                                          STOCKHOLDER'S
                                             EQUITY
                                          -------------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995..............    $    970
  Shares of Class A Common stock
    contributed to the company by a
    stockholder.........................          --
  Issuance of voting Common stock.......           5
  Issuance of Class B Common stock......          27
  Accrued interest on Stock
    subscriptions receivable............          --
  Dividends on Redeemable preferred
    stock...............................          (8)
  Net income............................       1,570
                                            --------
Balance at December 31, 1995............       2,564
  Issuance of Common stock..............         (12)
  Issuance of Class A Common stock......         184
  Issuance of Class B Common stock......          31
  Issuance of Class C Common stock......          61
  Conversion of Common stock to Class A
    Common stock........................          --
  Conversion of Class A and B Common
    stock to Common stock...............          --
  Issuance of warrants..................       3,884
  Accrued interest on Stock
    subscriptions receivable............          --
  Dividends and accretion on Redeemable
    preferred stock.....................      (1,350)
  Unearned compensation-stock issued for
    nonrecourse notes...................       5,432
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock..............      94,155
  Issuance of warrants..................         744
  Net loss..............................     (11,957)
                                            --------
Balance at December 31, 1996............      93,736
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock..............          --
  Conversion of Class A Common stock to
    Class C Common stock................          --
  Conversion of Class C Common stock to
    Class A Common stock................          --
  Dividends and accretion on Redeemable
    preferred stock.....................      (1,693)
  Accrued interest on Stock
    subscriptions receivable............          --
  Payments received on Stock
    subscriptions receivable............          36
  Compensation expense..................       8,750
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock.............      60,402
  Repurchase of common stock............        (175)
  Conversion of Class B Common stock to
    Class A Common stock................          --
  Compensation expense..................       1,825
  Elimination of Capstar Broadcasting
    Partners, Inc. common stock.........          --
  Issuance of Common stock..............      89,239
  Repurchase of Common stock............        (765)
  Issuance of shares in connection with
    merger..............................      31,443
  Redemption of Redeemable preferred
    stock...............................      (5,378)
  Accrued interest on Stock
    subscriptions receivable............          --
  Payments received on Stock
    subscriptions receivable............         405
  Net loss..............................     (45,740)
                                            --------
Balance at December 31, 1997............     232,085
  Issuances of Common stock
    (unaudited).........................     556,631
  Conversion of Class C Common stock to
    Class A Common stock (unaudited)....          --
  Repurchase of Common stock
    (unaudited).........................        (484)
  Compensation expense (unaudited)......      15,793
  Accrued interest on stock
    subscriptions receivable
    (unaudited).........................          --
  Payments received in stock
    subscriptions receivable
    (unaudited).........................       1,562
  Net loss (unaudited)..................     (29,805)
                                            --------
Balance at March 31, 1998 (unaudited)...    $775,782
                                            ========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,              MARCH 31,
                                                      --------------------------------   ---------------------
                                                        1995       1996        1997        1997        1998
                                                      --------   ---------   ---------   ---------   ---------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).................................  $  1,570   $ (11,957)  $ (45,740)  $  (8,203)  $ (29,805)
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating
     activities:
     Loss on early extinguishment of debt...........        --       1,188       2,403         598          --
     Depreciation and amortization..................     1,134       4,141      26,415       3,725      11,032
     Noncash interest...............................       323       2,626      24,047       2,866       6,737
     Deferred income taxes..........................        --         547     (12,198)     (2,357)     (4,961)
     Noncash compensation expense...................        --       6,176      10,575       2,469      15,793
     Write-off of pending acquisition costs.........        --         105          --          --          --
     Provision for uncollectible accounts
       receivable...................................       195         661       2,044         223         632
     Dividends and accretion on preferred stock of
       subsidiary...................................        --          --       6,560          --       3,052
     Non cash interest income.......................        --          --        (755)         --          --
     (Gain) loss on sale of broadcasting property...    (2,389)         --         908          --          --
     Changes in assets and liabilities, net of
       effects of acquisitions:
       Accounts receivable..........................    (1,690)     (5,331)    (12,029)        753        (892)
       Prepaid expenses and other current assets....       159      (1,002)        252      (1,007)     (1,124)
       Accounts payable and accrued expenses........     2,021         507       1,800       1,440        (108)
       Income taxes payable.........................       (64)         --       2,417          --      (1,385)
                                                      --------   ---------   ---------   ---------   ---------
          Net cash provided by (used in) operating
            activities..............................     1,259      (2,339)      6,699         507      (1,029)
                                                      --------   ---------   ---------   ---------   ---------
Cash flows from investing activities:
  Proceeds from sale of broadcasting property.......     3,650          --      35,932          --      52,335
  Purchase of property and equipment................      (495)     (2,478)    (10,020)     (1,679)     (4,162)
  Payments for acquisitions, net of cash acquired...   (20,227)   (149,612)   (505,375)   (129,644)   (307,391)
  Payments for pending acquisitions.................    (1,968)     (3,342)     (6,895)    (16,193)     (8,138)
  Other investing activities, net...................      (608)       (147)       (644)       (161)       (353)
                                                      --------   ---------   ---------   ---------   ---------
          Net cash used in investing activities.....   (19,648)   (155,579)   (487,002)   (147,677)   (267,709)
                                                      --------   ---------   ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..........        --          --     349,496     150,284          --
  Proceeds from Credit Facilities...................    36,146      64,647     207,406      22,300     105,600
  Repayment of long-term debt and Credit
     Facilities.....................................   (17,584)    (13,210)   (200,249)    (59,842)   (248,256)
  Payments of financing related costs...............      (897)     (2,936)    (25,169)    (11,022)         --
  Net proceeds from issuance of common stock........        31      94,155     145,149      55,618     556,631
  Net proceeds from issuance of preferred stock.....        --      20,979      95,071          --          --
  Net proceeds from issuance of warrants............        --       3,884          --          --          --
  Payments on subscribed stock......................        --          --          --          --       1,562
  Redemption of preferred stock.....................        --          --     (30,223)       (811)         --
  Purchase of common stock..........................        --          --        (940)       (175)       (484)
                                                      --------   ---------   ---------   ---------   ---------
          Net cash provided by financing
            activities..............................    17,696     167,519     540,541     156,352     415,053
                                                      --------   ---------   ---------   ---------   ---------
Net increase (decrease) in cash and cash
  equivalents.......................................      (693)      9,601      60,238       9,182     146,315
Cash and cash equivalents at beginning of period....       913         220       9,821       9,821      70,059
                                                      --------   ---------   ---------   ---------   ---------
Cash and cash equivalents at end of period..........  $    220   $   9,821   $  70,059   $  19,003   $ 216,374
                                                      ========   =========   =========   =========   =========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company intends to make a public offering of up to 31,000,000 shares of its Class A Common Stock. In connection with the public offering, it is contemplated that the stockholders will authorize a one for ten reverse stock split to be effective prior to the closing of the public offering. Also in connection with this offering the Company intends to amend its Articles of Incorporation to be effective prior to the closing of the offering and change the aggregate number of shares authorized to be issued to 1,150,000,000 shares consisting of: (i) 750,000,000 shares of Class A Common Stock; (ii) 150,000,000 shares of Class B Common Stock; (iii) 150,000,000 shares of Class C Common Stock; and (iv) 100,000,000 shares of Preferred Stock. All share information included in the accompanying consolidated financial statements and notes thereto has been retroactively adjusted to reflect the reverse stock split and the change in the number of shares authorized to be issued.

1. ORGANIZATION AND BUSINESS:

     Capstar Broadcasting Corporation ("Capstar Broadcasting"), a holding company controlled by Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("HM Fund III"), and its direct and indirect wholly owned subsidiaries, (collectively, the "Company") operate in a single industry segment, which segment encompasses the ownership and management of radio broadcast stations located primarily in mid-sized markets throughout the United States. At December 31, 1997, the Company owned and operated, provided programming to or sold advertising on behalf of 124 FM stations and 59 AM stations.

     In June 1997, Capstar Broadcasting was formed and exchanged all of its shares of common stock for all of the outstanding common stock of Capstar Broadcasting Partners, Inc. ("Capstar Partners"). The transaction resulted in the formation of a new holding company and resulted in no change in ownership and was accounted for as a reorganization at historical cost. After this transaction was completed Capstar Broadcasting owned 100% of Capstar Partners and its subsidiary Capstar Radio Broadcasting Partners, Inc. ("Capstar Radio").

     On October 16, 1996, Capstar Partners acquired Capstar Radio and its wholly owned subsidiaries pursuant to a merger agreement dated June 21, 1996. The acquisition of Capstar Radio has been accounted for under the purchase method of accounting and has been included in the consolidated financial statements since the date of its acquisition on October 16, 1996.

     In July 1997, the Company acquired GulfStar Communications, Inc. ("Former GulfStar"), a company controlled by the general partner of HM Fund III. Pursuant to the Merger Agreement, each share of Former GulfStar's common stock was converted into shares of the Company subject to a conversion ratio calculated based upon the relative value of the Company and Former GulfStar, principally determined by utilizing projected broadcast which flows for the year ended December 31, 1998. As a result of the merger, GulfStar became a wholly owned subsidiary. Due to the fact that the Company and Former GulfStar were under common control at the time of the merger, the transfer of the assets and liabilities of Former GulfStar has been accounted for at historical cost in a manner similar to a pooling-of-interests except that the acquisition by the Company of the minority interest of Former GulfStar has been accounted for by the purchase method. For financial accounting purposes the merger with Former GulfStar resulted in a change in reporting entity and the restatement of the financial statements for all periods prior to July 1997, to give retroactive effect to the merger and present the combined consolidated results of operations of the Company and its direct and indirect wholly owned subsidiaries and Former GulfStar for the periods the entities were under common control.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Separate results of operations of the combined entities to the date of the merger are as follows:

                                                   YEAR ENDED DECEMBER 31,      SIX MONTHS
                                                   -----------------------    ENDED JUNE 30,
                                                     1995          1996            1997
                                                   ---------    ----------    --------------
                                                                               (UNAUDITED)
Net broadcast revenue:
  Capstar Broadcasting...........................   $    --      $ 10,303        $ 41,862
  GulfStar.......................................    15,797        32,563          23,294
                                                    -------      --------        --------
                                                    $15,797      $ 42,866        $ 65,156
                                                    =======      ========        ========
Extraordinary item:
  Capstar Broadcasting...........................   $    --      $     --        $    851
  GulfStar.......................................        --         1,188              --
                                                    -------      --------        --------
                                                    $    --      $  1,188        $    851
                                                    =======      ========        ========
Net income (loss):
  Capstar Broadcasting...........................   $    --      $ (3,757)       $(12,503)
  GulfStar.......................................     1,570        (8,200)         (8,842)
                                                    -------      --------        --------
                                                    $ 1,570      $(11,957)       $(21,345)
                                                    =======      ========        ========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


     The Capstar Radio Notes are guaranteed by every direct and indirect subsidiary of Capstar Radio. There are no non-guarantor subsidiaries. The guarantees by the guarantor subsidiaries are full, unconditional, and joint and several. All of the guarantor subsidiaries are wholly-owned. The Company is a holding company with no assets, liabilities or operations other than its investment in its subsidiaries. Separate financial statements of each guarantor have not been included as management has determined that they are not material to investors.


  Interim Financial Information

     The consolidated financial statements and following notes, insofar as they are applicable to the three-month periods ended March 31, 1998 and 1997 and transactions subsequent to March 26, 1998, the date of the Report of Independent Accountants, are not covered by the Report of Independent Accountants. In the opinion of management, all adjustments necessary for a fair presentation of the unaudited consolidated financial position as of March 31, 1998, and the results of operations and cash flows for the three-month periods ended March 31, 1998 and 1997, have been included.

     The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire year.

  Cash Equivalents

     For purposes of the accompanying consolidated statement of cash flows, the Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Equipment under capital lease obligations is recorded at the lower of cost or fair market value at the inception of the lease. The costs of assets retired or otherwise disposed of and the related accumulated depreciation and amortization

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

balances are removed from the accounts and any resulting gain or loss is included in income. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the related leases. Amortization of assets recorded under capital leases is included in depreciation expense.

  Intangible Assets

     FCC licenses and goodwill represent the excess of cost over the fair values of the identifiable tangible and other intangible net assets acquired. Other intangible assets comprise costs incurred for pending acquisitions, noncompete agreements, organization costs incurred in the incorporation of the Company, deferred financing costs and costs related to favorable tower and facility leases. Pending acquisition costs are deferred and capitalized as part of completed acquisitions or expensed in the period in which the pending acquisition is terminated. Approximately $897, $2,936 and $25,169 of new financing costs were incurred for the years ended December 31, 1995, 1996 and 1997, respectively. Deferred financing costs are amortized under the interest method over the life of the related debt. Accumulated amortization related to deferred financing costs at December 31, 1996 and 1997 was approximately $13 and $1,209, respectively.

     The Company periodically evaluates intangible and other long-lived assets for potential impairment in accordance with the provisions of APB Opinion 17 "Intangible Assets" and SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" by analyzing the operating results, future cash flows on an undiscounted basis, trends and prospects of the Company's stations, as well as by comparing them to their competitors. The Company also takes into consideration recent acquisition patterns within the broadcast industry, the impact of recently enacted or potential FCC rules and regulations and any other events or circumstances which might indicate potential impact. At this time, in the opinion of management, no impairment has occurred.

  Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end based on enacted tax laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

  Stock Subscriptions Receivable

     Stock subscriptions receivable represent promissory notes issued in connection with the purchase of capital stock. Capital stock issued in connection with such promissory notes is reported as issued and outstanding and included in capital stock and additional paid-in capital in the accompanying consolidated financial statements in the amount of the related promissory note plus accrued interest. The promissory notes and related accrued interest receivable are classified as stock subscriptions receivable and included as a reduction of consolidated stockholder's equity.

  Revenue Recognition

     Broadcasting operations derive revenue primarily from the sale of program time and commercial announcements to local, regional and national advertisers. Revenue is recognized when the programs and commercial announcements are broadcast.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Income (Loss) Per Share

     In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 supersedes Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share", and changes the computation of earnings per share ("EPS") by replacing the "primary" EPS requirements of APB No. 15 with a "basic" EPS computation based upon weighted average shares outstanding. It also requires dual representation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997. The Company has adopted SFAS No. 128 for the year ended December 31, 1997 and is computing EPS under the provisions of SFAS No. 128 for all periods presented.

  Advertising Costs

     The Company incurs various marketing and promotional costs to add and maintain listenership. These are expensed as incurred and totaled approximately $575, $2,668 and $5,731 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Local Marketing Agreements ("LMA")/Joint Sales Agreements ("JSA")


     From time to time, the Company enters into LMAs and JSAs, with respect to radio stations owned by third parties including radio stations that it intends to acquire. Terms of the agreements generally require the Company to pay a monthly fee in exchange for the right to provide station programming and sell related advertising time in the case of an LMA or sell advertising in the case of a JSA. The agreements terminate upon the acquisition of the property. It is the Company's policy to expense the fees as incurred as a component of operating income (loss). The Company accounts for payments received pursuant to LMAs of owned stations as net revenue to the extent that the payment received represents a reimbursement of the Company's ownership costs.


  Barter Transactions

     The Company barters unsold advertising time for products and services. Such transactions are recorded at the estimated fair value of the products or services received. Barter revenue is recorded when commercials are broadcast and related expenses are recorded when the bartered product or service is used.

  Concentration of Credit Risk

     It is the Company's policy to place its cash with high credit quality financial institutions, which, at times, may exceed federally insured limits. Management believes that credit risk in these deposits is minimal and has not experienced any losses in such accounts.

     The Company's revenue and accounts receivable primarily relates to advertising of products and services within the radio stations' broadcast areas. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Credit losses have been within management's expectations and adequate allowances for any uncollectible accounts receivables are maintained.

  Uncertainties and Use of Estimates and Assumptions

     The radio broadcasting industry is subject to federal regulation by the Federal Communications Commission. These governmental regulations and policies could change over time and there can be no assurance that such changes would not have a material impact upon the Company.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company's pending acquisition, exchange and merger agreements are subject to various governmental approvals, including the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Federal Communications Commission under the Communications Act of 1934, as amended.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  New Accounting Pronouncements


     The Company adopted SFAS No. 130 "Reporting Comprehensive Income" during the first quarter of 1998. The Company has no items of other comprehensive income as described in SFAS No. 130. Therefore, net income is equal to comprehensive income for all periods presented.


     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

     In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which significantly changes current financial statement disclosure requirements from those that were required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 does not change the existing measurement or recognition provision of SFAS Nos. 87, 88 or 106.

     These pronouncements are effective for financial statements issued for periods beginning after December 15, 1997. Management does not believe the implementation of these accounting pronouncements will have a material effect on its consolidated financial statements.

  Reclassifications

     Certain amounts in 1995 and 1996 have been reclassified to conform to the 1997 presentation.

3. ACQUISITIONS AND DISPOSITIONS OF BROADCASTING PROPERTIES:

     During the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, the Company acquired numerous radio stations and related broadcasting property and equipment, all of which have been accounted for under the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based upon their fair values at the date of acquisition. The excess of purchase price over the fair value of net tangible assets acquired is allocated to intangible assets, primarily FCC licenses. The results of operations associated with the acquired radio stations have been included in the accompanying consolidated financial statements from the dates of acquisition. The acquisition activity was funded primarily through equity infusions by HM Fund III and long-term borrowings.

     All consideration paid for the acquisitions scheduled below consisted solely of cash, notes and the exchange of certain assets except where common stock or preferred stock was issued as listed. Preferred stock

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

and common stock were valued at the estimated liquidation value and the estimated fair value at the date of acquisition, respectively.

                                STATIONS
                                ACQUIRED                                                              AMOUNT
                                ---------     DATE OF                                NUMBER OF       ASSIGNED
         TRANSACTION            AM    FM    ACQUISITION   PURCHASE OF     COST     SHARES ISSUED     PER SHARE
         -----------            ---   ---   -----------   -----------   --------   -------------     ---------
1995:
Baton Rouge Broadcasting(c)...   1     1    November      Stock         $  8,025         1,500(b)     $  500
Narra-Gansett(c)..............   1     1    November      Assets          11,908            --            --
Uno Broadcasting(c)...........  --     1    November      Assets           1,586            --            --
                                                                        --------
                                                                        $ 21,519
                                                                        ========
1996:
Sonance Communications(c).....   2     6    April         Stock         $  1,065           217(a)     $1,130
SBG Communications(c).........   1     1    July          Assets           4,038            --            --
Ranger(c).....................   1     2    July          Assets           6,305            --            --
Tshirhart(c)..................  --     1    July          Assets             315            --            --
Eagle of Texas(c).............  --     1    August        Assets             728            --            --
Stansell(c)...................  --     1    August        Assets           2,061            16(a)     $2,000
Steller(c)....................  --     1    September     Assets           1,551            --            --
Steller(c)....................  --     1    September     Assets           1,812            --            --
Commodore Media...............  12    18    October       Stock          122,016            --            --
Adventure Communications......   3     4    October       Assets          12,600            --            --
KWTX Broadcasting(c)..........   1     1    November      Assets           4,172            --            --
Comcorp(c)....................  --     1    December      Assets           6,385            --            --
                                                                        --------
                                                                        $163,048
                                                                        ========
1997:
Tippie Communications(c)......  --     1    January       Assets        $  2,490            --            --
South Plains
  Broadcasting(c).............   1     1    February      Assets           3,166            --            --
J. Thomas Development(c)......   1     3    February      Assets           6,292            --            --
Osborn Communications.........   6    12    February      Stock          102,923       163,636(a)     $   11
Noalmark(c)...................  --     2    March         Assets          11,471            --            --
Space Coast: EZY/Roper/City...   2     3    April         Assets          12,038            --            --
Taylor Communications.........   1     1    April         Assets           1,308            --            --
Ft. Smith(c)..................   1     1    May           Assets           3,456            --            --
Miller Broadcasting(c)........  --     2    May           Stock            4,967            --            --
Dixie Broadcasting............   2     1    May           Stock           23,442            --            --
Cavalier Communications.......   1     4    July          Assets           8,267            --            --
Community Pacific.............   5     6    July          Assets          35,907            --            --
Stephens Radio(c).............  --     1    July          Stock            2,647            --            --
McForhun/Livingston...........   1     1    August        Assets           7,968            --            --
Benchmark Communications......  10    20    August        Assets         192,128       157,895(a)     $13.30
Emerald City Radio Partners...  --     1    August        Assets          10,024            --            --
Madison Radio Group...........   2     4    August        Assets          41,662            --            --
Booneville Broadcasting.......  --     1    September     Assets           1,648            --            --
WRIS, Inc. ...................  --     1    September     Assets           3,374            --            --
American General Media........  --     1    October       Assets           3,409            --            --
Griffith Communications.......  --     3    October       Assets           5,789            --            --
KLAW Broadcasting.............  --     2    October       Assets           2,539            --            --
Ameron Broadcasting...........   1     2    October       Assets          32,606            --            --
KJEM-FM.......................  --     1    October       Assets           1,986            --            --
COMCO Broadcasting............   2     4    November      Assets           7,160            --            --
                                                                        --------
                                                                         528,667

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                STATIONS
                                ACQUIRED                                                              AMOUNT
                                ---------     DATE OF                                NUMBER OF       ASSIGNED
         TRANSACTION            AM    FM    ACQUISITION   PURCHASE OF     COST     SHARES ISSUED     PER SHARE
         -----------            ---   ---   -----------   -----------   --------   -------------     ---------
Acquisition of GulfStar
  minority interest...........              July          Stock           31,695     2,383,093(a)     $13.30
                                                                        --------
                                                                        $560,362
                                                                        ========
1998 (Unaudited):
Patterson Broadcasting........  14    25    January       Stock         $227,186            --            --
Quass Broadcasting............   1     2    January       Stock           16,281            --            --
Knight Radio..................   3     5    January       Assets          66,180            --            --
East Penn Broadcasting........   1    --    January       Assets           2,010            --            --
Commonwealth Broadcasting.....   1     2    February      Assets           5,514            --            --
Brantly Broadcast
  Associates..................  --     1    February      Assets           1,735            --            --
                                                                        --------
                                                                        $318,906
                                                                        ========

---------------

(a)  Common Stock

(b)  Preferred Stock

(c)  Acquired by GulfStar prior to the GulfStar acquisition by the Company

     The acquisitions are summarized in the aggregate by period as follows:

                                                                            THREE MONTHS
                                                                               ENDED
                                             YEAR ENDED DECEMBER 31,         MARCH 31,
                                         -------------------------------    ------------
                                          1995        1996        1997          1998
                                         -------    --------    --------    ------------
                                                                            (UNAUDITED)
Consideration:
  Cash and notes.......................  $19,629    $153,050    $493,353      $305,384
  Common stock (233 Former GulfStar
     shares and 2,704,624 shares in
     1996 and 1997, respectively
     respectively).....................       --         276      35,595            --
  Preferred stock (1,500 Former
     GulfStar shares)..................      750          --          --            --
  Acquisition costs....................    1,140       9,251      31,414        13,522
  Exchange of assets...................       --         471          --            --
                                         -------    --------    --------      --------
          Total........................  $21,519    $163,048    $560,362      $318,906
                                         =======    ========    ========      ========
Assets acquired and liabilities
  assumed:
  Cash.................................  $    --    $  6,120    $ 12,297      $    631
  Accounts receivable..................       29       9,020      14,657        14,079
  Prepaid expenses and other...........      152         590       2,853           388
  Property and equipment...............    3,353      23,471      76,050        31,082
  Intangible assets....................   21,087     290,243     578,137       354,150
  Other assets.........................       --         704       1,051            --
  Accounts payable.....................       --      (5,811)     (7,843)         (117)
  Accrued liabilities..................     (250)       (882)     (5,242)       (2,355)
  Long-term debt.......................       --     (82,706)    (20,711)           --
  Capital lease obligations............      (44)       (127)       (465)           --
  Deferred income taxes................   (2,808)    (77,574)    (90,422)      (78,952)
                                         -------    --------    --------      --------
          Total........................  $21,519    $163,048    $560,362      $318,906
                                         =======    ========    ========      ========

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     During the years ended December 31, 1995 and 1997 and the three months ended March 31, 1998, the Company sold or otherwise disposed of radio stations and related broadcasting property and equipment as follows:

                             STATIONS DISPOSED
       TRANSACTION             AM         FM       DATE OF DISPOSITION    SALE OF     SALES PRICE
       -----------          --------   --------    -------------------    -------     -----------
1995:
  KLTN-FM.................  --         1           June                    Assets       $ 3,650
1997:
  Osborn Ft. Myers........  1          2           April                   Assets        11,000
  Bryan...................  1          1           September               Stock            600
  Wilmington..............  --         1           September               Assets        40,000
  KASH-AM.................  1          --          November                Assets           135
1998 (Unaudited):
  Allentown...............  1          1           January                 Assets        29,000
  Jackson.................  2          2           February                Assets        20,000
  Dayton..................  --         1           February                Assets         3,335

     The following unaudited pro forma summary presents the consolidated results of operations for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998 as if the acquisitions and dispositions completed as of December 31, 1997 and March 31, 1998, respectively, had occurred on January 1, 1996 and 1997. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions and dispositions been made as of that date or of results which may occur in the future.

                                                                             PRO FORMA
                                                     PRO FORMA          THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31         MARCH 31,
                                              -----------------------   -------------------
                                                 1996         1997        1997       1998
                                              ----------   ----------   --------   --------
                                                    (UNAUDITED)             (UNAUDITED)
Net broadcast revenue.......................   $210,809     $221,189    $ 58,038   $ 65,836
Loss before extraordinary loss..............    (55,837)     (49,608)     (9,117)   (30,080)
Net loss....................................    (57,025)     (52,011)     (9,715)   (30,080)
Net loss attributable to common stock.......    (58,375)     (59,082)    (10,509)   (30,080)

     Subsequent to March 31, 1998, the Company acquired 2 AM and 5 FM radio stations and related broadcast equipment through several acquisitions for aggregate consideration of approximately $32,390. The acquisitions were funded primarily through equity infusions. The Company previously operated 5 of these stations under either LMA's or JSA's. Also subsequent to March 31, 1998, the Company acquired Prophet Systems, Inc., a manufacturer, seller and distributor of combination hardware-software devices which permit the remote programming of radio station broadcasts, for aggregate consideration of approximately $15.0 million in cash and 285,714 shares of Class A Common Stock with a deemed value of $10.0 million, or $35.00 per share. The Class A Common Stock will be issued by the Company after the Offering upon the satisfaction of certain conditions contained in the asset purchase agreement.

     In addition to the matter discussed in Note 17, the Company has entered into numerous agreements to acquire additional radio stations (8 AM and 22 FM) and related broadcast equipment for aggregate consideration of approximately $136,205. The Company currently operates 19 of the stations under either LMA's or JSA's.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Subsequent to March 31, 1998, the Company disposed of 2 AM and 4 FM radio stations and related broadcast equipment through several dispositions for aggregate consideration of approximately $39,500. The carrying value of net assets to be sold related to these stations approximated the contract sales price.

     The Company has also entered into agreements for the disposition of 3 AM and 7 FM stations for aggregate consideration of approximately $57,466. The carrying value of net assets to be sold related to these stations approximated the contract sales price.

4. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                  DEPRECIABLE      DECEMBER 31,
                                   DEPRECIATION      LIFE       ------------------    MARCH 31,
                                      METHOD        (YEARS)      1996       1997        1998
                                   -------------  -----------   -------   --------   -----------
                                                                                     (UNAUDITED)
Buildings and improvements.......  Straight-line     5-20       $ 4,991   $ 17,006    $ 29,433
Broadcasting and other
  equipment......................  Straight-line     3-20        23,723     85,481     101,929
Equipment under capital lease
  obligations....................  Straight-line      3-5           463      1,356       1,349
                                                                -------   --------    --------
                                                                 29,177    103,843     132,711
Accumulated depreciation and
  amortization...................                                (3,426)   (10,336)    (13,623)
                                                                -------   --------    --------
                                                                 25,751     93,507     119,088
Land.............................                                 3,575     13,210      15,534
                                                                -------   --------    --------
                                                                $29,326   $106,717    $134,622
                                                                =======   ========    ========

     Depreciation and amortization expense for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1998 was approximately $580, $1,535, $8,137 and 3,480, respectively.

5. INTANGIBLES:

     Intangibles consists of the following:

                                                 AMORTIZABLE      DECEMBER 31,
                                AMORTIZATION        LIFE       -------------------    MARCH 31,
                                   METHOD          (YEARS)       1996       1997        1998
                               ---------------   -----------   --------   --------   -----------
                                                                                     (UNAUDITED)
FCC licenses.................    Straight-line        40       $336,407   $861,502   $1,163,932
Goodwill.....................    Straight-line        40          1,072      2,784        3,855
Noncompete agreements........    Straight-line       1-3          1,422      6,115       11,115
Organization costs...........    Straight-line         5            361      3,040        3,040
Deferred financing costs.....  Interest Method        --          2,030     21,358       19,832
Other........................    Straight-line       3-5          1,081      6,700        6,700
                                                               --------   --------   ----------
                                                                342,373    901,499    1,208,474
Less accumulated
  amortization...............                                    (3,961)   (25,888)     (33,464)
                                                               --------   --------   ----------
                                                                338,412    875,611    1,175,010
Pending acquisition costs....                                     2,664      5,934        8,138
                                                               --------   --------   ----------
                                                               $341,076   $881,545   $1,183,148
                                                               ========   ========   ==========

     Amortization expense of intangible assets for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1998 was approximately $554, $2,606, $18,278 and 7,552, respectively.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

6. ACCRUED LIABILITIES:

     Accrued liabilities consists of the following:

                                                         DECEMBER 31,
                                                       -----------------     MARCH 31,
                                                        1996      1997         1998
                                                       ------    -------    -----------
                                                                            (UNAUDITED)
Accrued compensation.................................  $  642    $ 4,252      $ 2,634
Accrued acquisition costs............................     954      5,284        9,826
Accrued interest.....................................   1,847        960        7,045
Accrued commissions..................................     873      2,403        2,974
Other................................................   1,230      3,927        8,844
                                                       ------    -------      -------
                                                       $5,546    $16,826      $31,323
                                                       ======    =======      =======

7. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                        DECEMBER 31,
                                                    --------------------     MARCH 31,
                                                      1996        1997         1998
                                                    --------    --------    -----------
                                                                            (UNAUDITED)
Credit Facility...................................  $     --    $141,700     $     --
1997 Capstar Partners Notes, $277,000 principal,
  including unamortized discount of $110,009, due
  2009............................................        --     166,991      172,251
1997 Capstar Radio Notes, $200,000 principal,
  including unamortized discount of $762, due
  2007............................................        --     199,238      199,250
1995 Capstar Radio Notes, $76,808 principal,
  including unamortized discount of $3,008 at
  December 31, 1997, due 2003.....................    76,672      79,816       80,964
Former Credit Facility, bearing interest at 3.5%
  over LIBOR......................................    24,700          --           --
Reducing revolver loans, bearing variable interest
  (8.7% at December 31, 1996).....................    53,794          --           --
Former Term Loan Facility.........................    35,000          --           --
Capital lease obligations and other notes payable
  at various interest rates.......................     1,004       6,827        7,260
                                                    --------    --------     --------
                                                     191,170     594,572      459,725
Less current portion..............................    (3,936)     (1,388)     (82,598)
                                                    --------    --------     --------
                                                    $187,234    $593,184     $377,127
                                                    ========    ========     ========

  Credit Facility

     Capstar Radio entered into an amended and restated credit agreement with various banks in August 1997 (the "Credit Facility"). The Credit Facility consists of a $200 million revolving loan facility (the "Revolving Loans") and an additional $150 million of multiple advancing term loans (the "Term Loans"). The Credit Facility matures seven years from the initial borrowing date with the Revolving Loans then outstanding to be repaid in full on such date. Up to $75 million of the Revolving Loan commitment is available to Capstar Radio for the issuance of letters of credit. Amounts available under the Credit Facility amounted to $26,065 at December 31, 1997 due to an outstanding balance of $141.7 million and outstanding letters of credit.

     At any time on or after August 12, 1998 (the "Effective Date") and prior to December 31, 1998, Capstar Radio may request one or more of the banks to make Term Loans under the Credit Facility, up to an aggregate amount equal to $150 million in up to two advances with a minimum of $50 million for each such advance. The Term Loans are subject to scheduled annual principal repayments, payable in equal quarterly

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

installments. The Term Loans mature on the seventh anniversary of the Effective Date of the Credit Facility. Term loans may not be reborrowed after payment.

     The Revolving Loans and the Term Loans bear interest at a rate based, at the option of Capstar Radio, on (i) a base rate defined as the higher of 1/2 of 1% in excess of the federal reserve reported certificate of deposit rate or the administrative agent bank's prime lending rate, plus an incremental rate or (ii) the Eurodollar rate, plus an incremental rate. The weighted-average interest rates on Revolving Loans outstanding at December 31, 1996 (Former Credit Facility) and December 31, 1997 were 10.2% and 9.7%, based on prime rates, respectively. Capstar Radio pays fees ranging from 0.375% to 0.50% per annum on the aggregate unused portion of the loan commitment based on the leverage ratio for the most recent quarter end. In addition, Capstar Radio is required to pay letter of credit fees.

     The Credit Facility contains customary restrictive covenants, which, among other things and with certain exceptions, limit the ability of Capstar Radio to incur additional indebtedness and liens in connection therewith, enter into certain transactions with affiliates, pay dividends, consolidate, merge or effect certain asset sales, issue additional stock, make capital expenditures and enter new lines of business. The Credit Facility limits Capstar Radio and its subsidiaries ability to make additional acquisitions in excess of $100 million on an individual basis without the prior consent of a majority of the banks. Substantially all the assets of Capstar Radio and its subsidiaries are restricted. Under the Credit Facility, Capstar Radio is also required to satisfy certain financial covenants, which require Capstar Radio and its subsidiaries to maintain specified financial ratios and to comply with certain financial tests, such as maximum leverage ratio, minimum consolidated EBITDA and minimum consolidated EBITDA to consolidated net cash interest expense.

     Capstar Radio has collateralized the Credit Facility by granting a first priority perfected pledge of Capstar Radio's assets, including, without limitation, the capital stock of its subsidiaries. Capstar Partners, Capstar Broadcasting and all of the direct and indirect subsidiaries of Capstar Partners (other than the Capstar Radio) have guaranteed the Credit Facility and have collateralized their guarantees by granting a first priority perfected pledge of substantially all of their assets.

     Through March 31, 1998, the Company's principal shareholder contributed additional equity totaling $550,000. These funds were used, in part, to pay down the credit facility in full. Amounts available under the credit facility amounted to $180,955 at March 31, 1998 due to outstanding letters of credit.

     Furthermore, the Company is negotiating a new credit facility which is anticipated to consist of a $550,000 revolving loan, a $600,000 A term loan, a $250,000 B term loan and an additional $500,000 multiple advancing term loans subject to future commitment availability from the lenders.

  1997 Capstar Partners Notes

     On February 20, 1997, Capstar Partners issued $277.0 million in aggregate principal amount at maturity of its 12 3/4% Senior Discount Notes due 2009. The 1997 Capstar Partners Notes were issued at a substantial discount from their aggregate principal amount at maturity, generating gross proceeds to Capstar Partners of approximately $150.3 million. On September 12, 1997, Capstar Partners exchanged its 12 3/4% Senior Discount Notes due 2009 (the "1997 Capstar Partners Notes"), which were registered under the Securities Act of 1933, for all of the outstanding 12 3/4% Senior Discount Notes due 2009 previously issued on February 20, 1997. The terms of the 1997 Capstar Partners Notes are identical in all material respects to the discount notes issued on February 20, 1997. The 1997 Capstar Partners Notes are unsecured, senior obligations of Capstar Partners and are limited to $277.0 million aggregate principal amount at maturity and will mature on February 1, 2009. No interest will accrue on the 1997 Capstar Partners Notes prior to February 1, 2002. Thereafter, interest on the 1997 Capstar Partners Notes will accrue at the rate of 12 3/4% and will be payable in cash semiannually on February 1 and August 1 commencing on August 1, 2002. The yield to maturity of the

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1997 Capstar Partners Notes is 12 3/4% (computed on a semi-annual bond equivalent basis), calculated from February 20, 1997.

     The 1997 Capstar Partners Notes may be redeemed at any time on or after February 1, 2002, in whole or in part, at the option of Capstar Partners at prices ranging from 106.375% at February 1, 2002 and declining to 100% on February 1, 2007 (expressed as a percentage of the accreted value in the redemption date), plus in each case accrued and unpaid interest. In addition, prior to February 1, 2001, Capstar Partners may, at its option, redeem up to 25% of the principal amount at maturity of the 1997 Capstar Partners Notes at a redemption price of 112.75% of the accreted value, out of the proceeds of one or more public equity offering or major asset sales. Upon the occurrence of a change in control (as defined in the 1997 Capstar Partners Note Indenture), the holders of the Capstar Partners Notes have the right to require Capstar Partners to purchase all or a portion of the 1997 Capstar Partners Notes at a purchase price equal to (i) 101% of the accreted value if the change in control occurs before February 1, 2002 or (ii) 101% of the principal amount at maturity, plus accrued and unpaid interest, if the change in control occurs after February 1, 2002. The 1997 Capstar Partners indenture contains limitations on incurrence of additional indebtedness, issuance of preferred stock of subsidiaries and restricted payments, as well as other restrictive covenants.

  1997 Capstar Radio Notes

     On June 17, 1997, Capstar Radio issued $200.0 million in aggregate principal amount of its 9 1/4% Senior Subordinated Notes due July 1, 2007. On September 16, 1997, Capstar Radio exchanged its 9 1/4% Senior Subordinated Notes due 2007 (the "1997 Capstar Radio Notes"), which were registered under the Securities Act of 1933, for all of the outstanding notes issued on June 17, 1997. The 1997 Capstar Radio Notes are general unsecured obligations of Capstar Radio and are subordinated to all senior indebtedness of the Capstar Radio. The 1997 Capstar Radio Notes may be redeemed at anytime on or after July 1, 2002, in whole or in part, at the option of Capstar Radio at prices ranging from 104.625% at July 1, 2002 and declining to 100% on or after July 1, 2005, plus in each case accrued and unpaid interest. In addition, prior to July 1, 2001, Capstar Radio may redeem up to 25% of the original aggregate principal amount of the 1997 Capstar Radio Notes at a redemption price of 109.25% plus accrued and unpaid interest with net proceeds of one or more public equity offerings or major asset sales. Upon the occurrence of a change of control (as defined in the 1997 Capstar Radio Notes indenture), the holders of the 1997 Capstar Radio Notes have the right to require Capstar Radio to purchase all or a portion of the 1997 Capstar Radio Notes at a price equal to 101% plus accrued and unpaid interest. The 1997 Capstar Radio Notes indenture contains limitations on incurrence of additional indebtedness, issuance of preferred stock of subsidiaries and restricted payments, as well as other restrictive covenants.

  1995 Capstar Radio Notes

     The 1995 Capstar Radio Notes in the aggregate principal amount of $76,808 bear interest at a rate of 7 1/2% per annum through May 1, 1998 and 13 1/4% per annum through maturity on May 1, 2003, resulting in an effective interest rate of approximately 12.1% per annum. The 1995 Capstar Radio Notes are general unsecured obligations of Capstar Radio, subordinated to all senior indebtedness of Capstar Radio, and are guaranteed on a senior subordinated basis, jointly and severally, by all of Capstar Radio's subsidiaries. The subsidiary guarantors are wholly owned subsidiaries of Capstar Radio. Capstar Radio may redeem the 1995 Capstar Radio Notes, in whole or in part, at any time on or after May 1, 1999 at prices ranging from 107.5% at May 1, 1999 and declining to 100% after May 1, 2002, plus in each case accrued and unpaid interest. In addition, prior to May 1, 1998, the Company may redeem in the aggregate up to one third of the original principal amount of the 1995 Capstar Radio Notes at a price equal to 108% of the accreted value, plus accrued and unpaid interest, out of the proceeds of one or more public equity offerings. Upon the occurrence of a change in control (as defined in the 1995 Capstar Radio Notes indenture), the Company will be required to make an offer to purchase the outstanding 1995 Capstar Radio Notes at a price equal to 101% of their

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

accreted value, plus accrued and unpaid interest. The 1995 Capstar Radio Notes indenture contains limitations of additional indebtedness and restricted payments, as well as other restrictive covenants.

     During 1996, Capstar Radio significantly modified the terms of its existing reducing revolver loans and accelerated the maturity date from March 31, 2003 to December 31, 1996. In connection with this modification, Capstar Radio recognized an extraordinary charge in the accompanying consolidated statement of operations for 1996 relating to the write off of approximately $1,895 ($1,188, net of income tax benefit) of unamortized deferred financing costs.

     On March 26, 1998, Capstar Radio announced an offer to purchase for cash any and all of its $76,808,000 aggregate principal amount of 13 1/4% Senior Subordinated Notes due 2003 (the "13 1/4% Notes"). On April 28, 1998, Capstar Radio purchased all of the outstanding 13 1/4% Notes for an aggregate purchase price of $90.2 million including a $10.7 million purchase premium and $2.7 million of accrued interest, resulting in an extraordinary loss of approximately $4.7 million, net of tax, which will be recognized in the second quarter of 1998.

     The scheduled maturities of the Company's outstanding long-term debt at December 31, 1997 for each of the next five years and thereafter are as follows:

1998..............................................  $  1,388
1999..............................................     2,658
2000..............................................       819
2001..............................................       400
2002..............................................     1,215
Thereafter........................................   588,092
                                                    --------
                                                    $594,572
                                                    ========

8. CAPITAL STOCK:

     The rights of holders of the Common Stock are identical in all respects, except for voting rights. The Class A Common Stock and the Class C Common Stock vote together as a single class on all matters submitted to a vote of stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class C Common Stock entitled to ten votes, except (i) the holders of Class A Common Stock, voting as a separate class, will be entitled to elect two Class A Directors, (ii) with respect to any proposed "going private" transaction with Hicks Muse or any of its affiliates, each share of Class A Common Stock and Class C Common Stock shall be entitled to one vote, but the holders of Class A Common Stock and Class C Common Stock shall vote together as a single class in such "going private" transactions, and (iii) as otherwise required by law. The Class B Common Stock has no voting rights except as otherwise required by law. Except as otherwise required by law and except in connection with the election of the directors of the Company, the vote of the holders of at least a majority in voting power of the outstanding shares then entitled to vote shall decide any question brought before a meeting of the stockholders of the Company. The directors of the Company shall be elected at a meeting of the stockholders at which a quorum is present by a plurality of the votes of the shares entitled to vote on the election of directors or a class of directors.

     Dividends. Subject to right of the holders of any class of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of any class of Common Stock unless simultaneously the same dividend is declared or paid on each share of the other class of Common Stock; provided that, in the event of stock dividends, holders of a specific class of Common Stock shall be entitled to receive only additional share of such class.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Conversion of Class B Common Stock and Class C Common Stock. The shares of Class B Common Stock and Class C Common Stock are convertible, in whole or in part, at the option of the holder or holders thereof at any time into a like number of shares of Class A Common Stock, subject to certain conditions. Upon the sale or other transfer of any share or shares of Class B Common Stock or Class C Common Stock to any person (subject to certain exceptions) other than Hicks Muse and its affiliates, each share so sold or transferred shall automatically be converted into one share of Class A Common Stock, subject to certain conditions.

9. REDEEMABLE PREFERRED STOCK:

     On June 17, 1997, Capstar Partners issued 1,000,000 shares of its cumulative (after July 1, 2002) par value $.01 per share 12% Senior Exchangeable Preferred Stock (the "Preferred Stock Offering"). All of the proceeds from the Preferred Stock Offering were used to finance the GulfStar Merger. On September 12, 1997, Capstar Partners exchanged its 12% Senior Exchangeable Preferred Stock (the "Senior Exchangeable Preferred Stock"), which was registered under the Securities Act, for all of the outstanding 12% Senior Exchangeable Preferred Stock previously issued on June 17, 1997. Capstar Partners has authorized 10,000,000 shares of the Senior Exchangeable Preferred Stock. Dividends on the Senior Exchangeable Preferred Stock accumulate from the date of issuance and are payable semi-annually, commencing January 1, 1998, at a rate per annum of 12% of the liquidation preference per share. Dividends may be paid, at Capstar Partners' option, on any dividend payment date occurring on or prior to July 1, 2002 either in cash or in additional shares of the Senior Exchangeable Preferred Stock. The liquidation preference of the Senior Exchangeable Preferred Stock is $100.00 per share. The Senior Exchangeable Preferred Stock is redeemable at Capstar Partners' option, in whole or in part at any time on or after July 1, 2002, at prices ranging from 106% at July 1, 2002 and declining to 100% after July 1, 2007, plus, without duplication, accumulated and unpaid dividends to the date of redemption. In addition, subject to certain exceptions, prior to July 1, 2001, Capstar Partners may, at its option, redeem up to 25% of the Senior Exchangeable Preferred Stock with the net cash proceeds from one or more Public Equity or Major Asset Sales (both as defined in the Certificate of Designation governing the Senior Exchangeable Preferred Stock), at the redemption prices set forth in the Certificate of Designation, plus, without duplication, accumulated and unpaid dividends to the redemption date. The Senior Exchangeable Preferred Stock is subject to mandatory redemption in whole on July 1, 2009 at a price equal to 100% of the liquidation preference thereof, plus all accrued and unpaid dividends.

     The Senior Exchangeable Preferred Stock was recorded at the amount of the net proceeds of approximately $95 million. The carrying amount is being accreted, using the interest method, to equal the mandatory redemption amount at the mandatory redemption date. The dividend due January 1, 1998 was declared and paid in the form of issuance of 64,667 additional shares of the Senior Exchangeable Preferred Stock.

     Capstar Partners may, at its option, subject to certain conditions, on any scheduled dividend payment date, exchange the Senior Exchangeable Preferred Stock, in whole but not in part, for 12% Capstar Exchange Debentures. Holders of the Senior Exchangeable Preferred Stock will be entitled to receive $1.00 principal amount of 12% Capstar Exchange Debentures for each $1.00 in liquidation preference of Senior Exchangeable Preferred Stock.

     The Certificate of Designation provides that, upon the occurrence of a change of control (as defined in the Capstar Certificate of Designation), each holder has the right to require Capstar Partners to repurchase all or a portion of such holder's Senior Exchangeable Preferred Stock in cash at a purchase price equal to 101% of the liquidation preference thereof, plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends per share to the date of repurchase.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     In addition, the Certificate of Designation provides that, prior to July 1, 2002, upon the occurrence of a change of control, Capstar Partners has the option to redeem the Senior Exchangeable Preferred Stock in whole but not in part (a "Change of Control Redemption") at a redemption price equal to 100% of the liquidation preference thereof, plus the applicable premium (as defined in the Certificate of Designation).

     The Certificate of Designation contains restrictive provisions that, among other things, limit the ability of Capstar Partners and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, or merge or consolidate with or sell all or substantially all of their assets to any other person.

     The Senior Exchangeable Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, ranks (a) senior to all classes of common stock of Capstar Partners and to each other series of preferred stock established after June 17, 1997 (the "Preferred Stock Issuance Date") by the Board of Directors of Capstar Partners the terms of which expressly provide that such class or series will rank junior to the Senior Exchangeable Preferred Stock (the "Junior Stock"), subject to certain conditions, (b) on a parity with each other class of preferred stock established after the Preferred Stock Issuance Date by the Board of Directors of Capstar Partners the terms of which expressly provide that such class or series will rank on a parity with the Senior Exchangeable Preferred Stock and (c) subject to certain conditions, junior to each class of Preferred Stock established after the Preferred Stock Issuance Date by the Board of Directors of Capstar Partners the terms of which expressly provide that such class will rank senior to the Senior Exchangeable Preferred Stock.

  GulfStar Preferred

     In connection with issuance of its 12% redeemable preferred shares, Former GulfStar granted, to the holders of the preferred shares, warrants for the purchase of 8,098 shares of Former GulfStar's common stock at a rate of $.01 per share.

     Of the proceeds received from issuance of the preferred shares, $3,884 was assigned to the warrants and credited to additional paid-in capital in the accompanying consolidated financial statements. Such value is being accreted to redeemable preferred stock using the interest method over the period from issuance to mandatory redemption. These warrants were exercised in 1997 in connection with the GulfStar merger.

     In conjunction with the merger of GulfStar into a direct subsidiary of Capstar Broadcasting in July 1997, Capstar Radio redeemed all of the outstanding shares of redeemable preferred stock of GulfStar. The liquidation value as of the date of redemption was approximately $29 million, which included $2,817 in accumulated dividends. The redemption resulted in a charge to additional paid-in capital of $5,378, for the amount that the liquidation value exceeded the carrying value.

10. NONCASH COMPENSATION EXPENSE:

  Warrants

     During 1996 and 1997, the Company issued warrants to the Company's Chief Executive Officer pursuant to the terms of a stockholder's agreement executed on October 16, 1996 between the Company, the Company's Chief Executive Officer and Capstar Broadcasting's principal stockholder. Under the terms of the agreement, upon the sale of additional shares of Capstar Broadcasting common stock to its principal stockholder, the Company's Chief Executive Officer is entitled to receive, for no additional consideration, warrants entitling him to purchase additional shares of Capstar Broadcasting common stock (Class C). The warrants were issued at an exercise price equal to the fair market value of the underlying stock at the date of issue, increased at an annual rate of 8% per year. The warrants expire ten years from the date of issue. Certain of the warrants can be exercised at any time prior to the expiration date. The remaining warrants cannot be

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

exercised prior to the date upon which distributions (cash or marketable securities) have been made to the Company's principal stockholder equal to an internal rate of return of at least 30% on each investment (the "Triggering Event"). Following is a summary of the warrants issued in connection with this agreement.


                                                       NUMBER OF SHARES (IN 000'S)
                                                      ------------------------------
                                 EXERCISE PRICE                        EXERCISABLE       PRINCIPAL
                                   PER SHARE                         UPON TRIGGERING    STOCKHOLDER
        DATE ISSUED           (EXCLUDING INTEREST)    EXERCISABLE         EVENT         INVESTMENT
        -----------           --------------------    -----------    ---------------    -----------
October 16, 1996............         $10.00              744,000         186,000          $90,000
February 20, 1997...........          11.00              204,256          51,063           34,800
July 8, 1997................          13.30               98,797         224,323           75,000
                                                       ---------         -------
                                                       1,047,051         461,386
                                                       =========         =======


     The Company has accounted for these warrants as variable in accordance with Accounting Principles Board ("APB") Opinion No. 25 and recognized noncash compensation expense of approximately $744 and $1,825 in 1996 and 1997, respectively.

     In April 1998, the warrants were amended and restated, such that (i) the exercise price of the warrants is $14.40, $15.40 and $18.10 for the warrants issued on October 16, 1996, February 20, 1997 and July 8, 1997, respectively, and (ii) the warrants which were exercisable upon the triggering event are exercisable on the earlier to occur of June 30, 2001 or a sale of the Company as defined in the Amended and Restated Warrant Agreement.

     Through March 31, 1998, Capstar Broadcasting's principal stockholders contributed additional equity totaling approximately $557,000 for which approximately 560,000 shares of Class B Common Stock and 40.2 million shares of Class C Common Stock were issued. At this time, Capstar Broadcasting has not issued additional warrants for this contribution.


     Subsequent to March 31, 1998, Capstar Broadcasting's principal stockholders contributed additional equity totaling $76,702 for which approximately 1.9 million and 3.6 million shares of Class B and Class C Common Stock, respectively, were issued. In addition, the Company issued 187,969 and 500,000 warrants to the Company's principal stockholder at a fixed exercise price of $17.10 and $14.00, respectively. The Company also issued 300,000 warrants at fixed exercise prices of $14.00 to other individuals. The terms of the 187,969 warrants are identical to the portion of the amended and restated warrants discussed above which are exercisable on the earlier to occur of June 30, 2001 or a sale of the Company. The remaining warrants are only exercisable upon the occurrence of a certain triggering event. Certain of these warrants have variable terms and therefore the Company expects to record additional noncash compensation expense in future periods based upon the difference between the fair value or the Company's Common Stock and the exercise price of the Warrants.


  Stock Subscriptions


     Former GulfStar issued 623 and 713 shares of common stock in 1995 and 1996, respectively, for prices ranging from approximately $280 to $3,090 per share. In each case, Former GulfStar received recourse and non-recourse notes for 25% and 75% of the purchase price, respectively.


     Former GulfStar applied APB Opinion No. 25 in accounting for the stock issued for non-recourse notes. The compensation cost charged against income was approximately $5,432 and $8,750 in 1996 and 1997, respectively. For certain of the sales to employees during 1996, compensation expense is considered unearned until Former GulfStar's rights to repurchase the shares expire in accordance with the terms of underlying securities purchase agreement. Such rights expired during 1997 upon the merger of Former GulfStar and the Company.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     In conjunction with the acquisition of Former GulfStar by the Company in July 1997, all of Former GulfStar's then outstanding common stock and stock subscriptions were exchanged for the Company's common stock and stock subscriptions.

11. STOCK OPTIONS:

     In June 1997, the Company adopted the 1997 Stock Option Plan (the "Plan") providing for the granting of options to purchase shares of the Company's common stock to the Company's key employees and eligible non-employees, as defined by the Plan and determined by the Company's Board Directors. The Plan replaced the prior stock option plan. The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. In 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation," which, if adopted by the Company, would change the methods the Company applies in recognizing the cost of the Plan. Adoption of the cost recognition provisions of SFAS No. 123 is optional and the Company has decided not to elect these provisions of SFAS No. 123. However, pro forma disclosures as if the Company adopted the cost recognition provisions of SFAS No. 123 in 1995 are required by SFAS No. 123 and are presented below.

     As of December 31, 1997, an aggregate of 2,200,000 shares was approved for issuance under the Plan. The Company intends to increase the number of shares approved for issuance under the Plan to 4,700,000 in connection with the public offering of its Class A Common Stock. The Plan provides for the issuance of both Incentive Stock Options ("ISOs") as well as options not qualifying as ISOs within the meaning of the Internal Revenue Code of 1986, as amended. At the time of the grant, the Company's Board of Directors determines the exercise price and vesting schedules. Under the terms of the Plan, the option price per share of ISOs to a person who, at the time such ISO is granted, owns shares of the Company or any Related Entity, which possess more than 10% of the total combined voting power of all classes of shares of the Company or of any related entity, the option exercise price shall not be less than 110% of the fair market value per share of common stock at the date the option is granted. Options may not be granted with a term beyond June 2007. Generally, 20% of each option is exercisable one year after the grant and an additional 1/60th becomes exercisable each month thereafter.

     A summary of the status of option activity under the Plan and related information follows:

                                                        YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------
                                                     1996                    1997
                                             --------------------   ----------------------
                                                        WEIGHTED-                WEIGHTED-
                                                         AVERAGE                  AVERAGE
                                                        EXERCISE                 EXERCISE
                                              SHARES      PRICE       SHARES       PRICE
                                             --------   ---------   ----------   ---------
Outstanding at beginning of year...........        --    $   --        373,743    $10.00
Granted....................................   373,743     10.00      1,407,384     12.40
Exercised..................................        --        --             --        --
Expired....................................        --        --        107,225     10.30
                                             --------    ------     ----------    ------
Outstanding at end of year.................   373,743    $10.00      1,673,902    $12.00
                                             ========               ==========
Options exercisable at end of year.........        --                   92,204
                                             ========               ==========
Weighted-average grant-date fair value of
  options granted..........................  $   1.61               $     3.37
                                             ========               ==========

     As required by SFAS No. 123, pro forma information regarding net loss has been determined as if the Company had accounted for its stock options under the fair value method. The fair value for these options was estimated as of the date of grant using a minimum value option pricing model with the following weighted-

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

average assumptions for 1996 and 1997, respectively; risk free interest rates of 5.84% and 6.16%; no dividend; and weighted-average expected lives of the options of three and five years.

     The minimum value option valuation model with a near zero volatility results in an option value similar to the option value that would result from using the Black-Scholes option valuation model with a near zero volatility. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and which are fully transferable. In addition, option valuation models, in general, require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The impact on the pro forma results which follow may not be representative of compensation expense in future years when the effect of the amortization of multiple awards may be reflected in the amounts. Had the Company adopted the cost provision of SFAS No. 123, net loss for 1996 and 1997 would approximate the pro forma amounts below:

                                                 YEAR ENDED DECEMBER 31,
                                                 ------------------------
                                                    1996          1997
                                                 ----------    ----------
Net loss:
  As reported..................................   $ 11,957      $ 45,740
  Pro forma....................................     12,158        46,972

     The following table summarizes information about options outstanding at December 31, 1997:

                                OPTIONS OUTSTANDING                                      OPTIONS
-----------------------------------------------------------------------------------    EXERCISABLE
                                             WEIGHTED-                    NUMBER       -----------
                              NUMBER          AVERAGE      WEIGHTED    EXERCISABLE      WEIGHTED
        RANGE OF          OUTSTANDING AT     REMAINING     AVERAGE          AT           AVERAGE
        EXERCISE           DECEMBER 31,     CONTRACTUAL    EXERCISE    DECEMBER 31,     EXERCISE
         PRICES                1997            LIFE         PRICE          1997           PRICE
        --------          --------------    -----------    --------    ------------    -----------
$ 7.10-$ 7.10...........       46,567(1)        4.2         $ 7.10            --         $   --
 10.00- 10.00...........      279,350           8.9          10.00        92,204          10.00
 11.00- 11.00...........      443,536           5.1          11.00            --             --
 13.30- 13.30...........      904,449           5.7          13.30            --             --
                            ---------           ---         ------        ------         ------
                            1,673,902           6.0         $12.00        92,204         $10.00
                            =========                                     ======

---------------

(1) These options were assumed by the Company as part of the merger with Former GulfStar and were accounted for as a portion of the acquisition of minority interest.

     In April 1998, the Company granted 585,340 options at an exercise price of $17.50. Accordingly, the Company will record compensation expense for the difference between $17.50 and the initial public offering price.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

12. INCOME TAXES:

     All of the Company's revenues were generated in the United States. The components of the provision (benefit) for income taxes are as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995      1996        1997
                                                        ------    -------    --------
Current:
  Federal.............................................  $  999    $(1,112)   $    162
  State...............................................      98        243         316
Deferred:
  Federal.............................................     (59)       503     (11,168)
  State...............................................      (6)        44      (1,030)
                                                        ------    -------    --------
Total provision (benefit).............................  $1,032    $  (322)   $(11,720)
                                                        ======    =======    ========

     Approximately $707 and $1,473 of benefit for income taxes was allocated to an extraordinary loss on early extinguishment of debt in the accompanying consolidated statements of operations for the years ended December 31, 1996 and 1997, respectively. For purposes of the foregoing components of provision (benefit) for income taxes, such intra-period allocation is treated to have affected the deferred components.

     Income tax expense (benefit) differs from the amount computed by applying the federal statutory income tax rate of 35% to income (loss) before income taxes and extraordinary items for the following reasons:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995      1996        1997
                                                        ------    -------    --------
U.S. federal income tax at statutory rate.............  $  911    $(3,882)   $(16,965)
State income taxes, net of federal benefit............      61        189      (1,478)
Nondeductible compensation expense....................      --      1,847       3,325
Other items, primarily nondeductible expenses and
  deferred tax adjustments............................      60      1,524       3,398
                                                        ------    -------    --------
                                                        $1,032    $  (322)   $(11,720)
                                                        ======    =======    ========

     The net deferred tax liability consists of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Deferred tax liabilities:
  Property and equipment and intangible asset basis
     differences and related depreciation and
     amortization...........................................  $106,132    $198,025
Deferred tax assets:
  Miscellaneous.............................................     1,055       4,307
  Unamortized discount on long-term debt....................        54       8,150
  Net operating loss carryforwards..........................    22,974      32,351
                                                              --------    --------
          Total deferred tax assets.........................    24,083      44,808
  Valuation allowance for deferred tax assets...............    (1,559)     (7,205)
                                                              --------    --------
          Net deferred tax asset............................    22,524      37,603
                                                              --------    --------
          Net deferred tax liability........................  $ 83,608    $160,422
                                                              ========    ========

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. The Company expects the majority of deferred tax assets at December 31, 1997 to be realized as a result of the reversal during the carryforward period of existing taxable temporary differences giving rise to deferred tax liabilities and the generation of taxable income in the carryforward period.

     At December 31, 1997, the Company had net operating loss carryforwards of approximately $81,500, including approximately $69,500 acquired in connection with the acquisition of certain subsidiaries. The acquired net operating losses are SRLY to the acquired subsidiaries that generated the losses. If not previously utilized, net operating loss carryforwards expire at various dates from 1999 through 2012. Management considers that it is more likely than not that a portion of these loss carryforwards will not ultimately be realized, and has recorded a related valuation allowance as of December 31, 1997.

13. COMMITMENTS AND CONTINGENCIES:

  Guarantees of Indebtedness

     As of December 31, 1997, the Company had guaranteed the indebtedness of a limited liability company in the amount of $28,600 and, subsequent to March 31, 1998, the Company guaranteed the indebtedness of another limited liability company in the amount of $26,000. The Company holds a 30% non voting equity interest in each of these entities, and may in the future be required to repay such indebtedness.

  Employee Benefit Plan

     During 1997, the Company established a 401(k) Plan for the benefit of all eligible employees. Eligible participants under this plan are defined as all full-time employees with three months of service. All eligible participants may elect to contribute a portion of their compensation to the plan subject to Internal Revenue Service limitations. The Company makes matching contributions to the plan at a rate of 25%, to an annual maximum of 6% of each participant's annual salary. Contribution expense under the plan was $300 for the year ended December 31, 1997.

  Leases

     The Company leases real property, office space, broadcasting and office equipment under various noncancelable operating leases. Certain of the Company's operating leases contain escalation clauses, renewal options and/or purchase options. Rent expense was approximately $290, $913 and $2,490 for the years ended December 31, 1995, 1996 and 1997, respectively.

     Future minimum payments under noncancelable operating lease are as follows:

                                                   OPERATING
                                                    LEASES
                                                   ---------
1998.............................................  $   3,186
1999.............................................      2,745
2000.............................................      2,276
2001.............................................      1,819
2002.............................................      1,520
Thereafter.......................................      4,544
                                                   ---------
          Total minimum lease payments...........  $  16,090
                                                   =========

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Employment Agreements

     The Company has employment agreements with its executive officers and certain members of management, the terms of which expire at various times through December 2002. Such agreements provide for minimum salary levels, which may be adjusted from time to time, as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at December 31, 1997, excluding bonuses, was approximately $11,731.

  Legal

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material impact on the consolidated financial position or results of operations or cash flows of the Company.

  Impact of the Year 2000 Issue

     The Year 2000 Issue is whether the Company's computer systems will properly recognize date sensitive information when the year changes to 2000, or "00." Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company uses purchased software programs for a variety of function, including general ledger, accounts payable and accounts receivable accounting packages. Responsibility for Year 2000 compliance has been analyzed and testing is currently ongoing for many of the financial applications, individual work stations, and broadcasting systems. Preliminary tests on applications have proven them to be compliant, but further testing is warranted. The Company believes that the Year 2000 Issue will not pose significant operational problems for the Company's computer systems and, therefore, will not have a material impact on the financial position or the operations of the Company.

  Other

     The Company is partially self-insured for employee medical insurance risks, subject to specific retention levels. Self-insurance costs are accrued based upon the aggregate of the estimated liability for reported claims and estimated liabilities for claims incurred but not reported. The Company has recorded approximately $183, $516 and $2,658 for self-insurance costs for the years ended December 31, 1995, 1996 and 1997, respectively.

14. RELATED PARTY TRANSACTIONS:

  Monitoring and Oversight Agreement

     The Company has entered into a monitoring and oversight agreement (the "Monitoring and Oversight Agreement") with Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners"). Pursuant thereto, the Company has agreed to pay to Hicks Muse Partners an annual fee for ongoing financial oversight and monitoring services. The annual fee is adjustable upward or downward at the end of each fiscal year to an amount equal to 0.2% of the budgeted consolidated annual net sales of the Company for the then-current fiscal year; provided, that such fee shall at no time be less that $100 per year.

     The Monitoring and Oversight Agreement makes available on an ongoing basis the resources of Hicks Muse Partners concerning a variety of financial matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors.

  Financial Advisory Agreement

     The Company is a party to a financial advisory agreement (the "Financial Advisory Agreement") with Hicks Muse Partners. Pursuant to the Financial Advisory Agreement, Hicks Muse Partners is entitled to

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

receive a fee equal to 1.5% of the transaction value (as defined in the Financial Advisory Agreement) for each add-on transaction (as defined) in which the Company or any of its subsidiaries is involved.

     Pursuant to the Financial Advisory Agreement, Hicks Muse Partners provides investment banking, financial advisory and other similar services with respect to the add-on transactions in which the Company is involved. Such transactions require additional attention beyond that required to monitor and advise the Company on an ongoing basis and accordingly the Company pays separate financial advisory fees with respect to such matters in addition to those paid in connection with the Monitoring and Oversight Agreement. The services that have been and will continue to be provided by Hicks Muse Partners could not have otherwise been obtained by the Company without the addition of personnel or the engagement of outside professional advisors. The Company paid or accrued a financial advisory fee to Hicks Muse Partners in the amount of approximately $3,475 and $10,947 for the years ended December 31, 1996 and 1997, respectively.

  Former GulfStar

     On April 16, 1996, Former GulfStar acquired all of the outstanding capital stock of Sonance Communications, Inc. ("Sonance") in exchange for 542 shares of Former GulfStar's Class C common stock, 1,626 shares of Former GulfStar's Class A common stock and approximately $619 of cash. Total consideration for the acquisition, including acquisition costs, was approximately $1,065. The primary assets of Sonance were broadcasting properties. Liabilities of Sonance assumed by Former GulfStar in connection with the acquisition were approximately $7,627. The controlling stockholder of Former GulfStar is a family member of the controlling stockholder of Sonance. The majority stockholder of Former GulfStar, who is a family member of both the controlling stockholder of Former GulfStar and the controlling stockholder of Sonance, was also the majority stockholder of Sonance.

     Former GulfStar recorded a charge of approximately $771 during 1996 in connection with the write-off of a receivable from an entity owned by a family member of the controlling stockholder of Former GulfStar. The charge is included in other expense in the accompanying consolidated statement of operations.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments for which the estimated fair value of the instrument differs significantly from its carrying amount at December 31, 1996 and 1997. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                        1996                     1997
                                                --------------------    ----------------------
                                                CARRYING      FAIR      CARRYING       FAIR
                                                 VALUE       VALUE        VALUE        VALUE
                                                --------    --------    ---------    ---------
Long-term debt -- 1997 Capstar Partners, and
  1997 and 1995 Capstar Radio Notes...........  $(76,672)   $(76,672)   $(446,044)   $(494,596)
Interest rate swap............................        --          --           --         (320)
Redeemable preferred stock....................        --          --     (101,493)    (116,000)

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

          Cash and short-term debt, and accounts receivable and payable: the carrying amount approximates fair value because of the short maturity of these instruments.

          Long-term debt: The fair value of the Company's 1997 Capstar Partners and 1997 and 1995 Capstar Radio Notes are based on quoted market prices. As amounts outstanding under the Company's Credit Facility agreements bear interest at current market rates, their carrying amounts approximate fair market value.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

          Interest rate swaps: The fair value of the interest rate swap is estimated by obtaining quotations from brokers. The fair value is an estimate of the amounts that the Company would receive (pay) at the reporting date if the contracts were transferred to other parties or canceled by the broker.

          Redeemable preferred stock of Former GulfStar: The fair value is estimated based on quoted market prices.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1995        1996        1997
                                                              ------      ------      -------
Cash paid during the period for:
  Interest..................................................  $1,053      $7,558      $22,869
  Income taxes..............................................     200         999          230
Noncash investing and financing activities:
  Financed property and equipment purchases.................      --          89        2,537
  Book value of assets exchanged in connection with
     broadcast property acquisition.........................      --         471           --
  Dividends and accretion on preferred stock................       8       1,350        7,071
  Notes receivable and accrued interest taken in connection
     with subscribed stock..................................     333       1,757        2,725
  Financed or accrued acquisition costs.....................     542       6,569        7,095

17. SUBSEQUENT EVENTS:


     Pursuant to a merger agreement, dated August 24, 1997, between certain affiliates of Hicks Muse Partners and SFX Broadcasting, Inc. ("SFX"), Hicks Muse Partners may acquire SFX for a total cash cost of the merger, related repayment of SFX's existing indebtedness and redemption of SFX's preferred stock of approximately $2.1 billion, if completed by May 31, 1998. In January 1998, Hicks Muse Partners decided that the acquisition would be made through the Company. To collateralize the obligation under the merger agreement, the Company has placed into escrow a $100.0 million Letter of Credit. This letter of credit, which was not issued under the Credit Facility agreement, is in addition to those discussed in Note 7. Upon consummation of the merger, such letter of credit will be released to the Company. Upon consummation of the merger, SFX and its subsidiaries will own and operate or provide services to or have the right to acquire 85 radio stations (65 FM and 20 AM) in 28 markets. Pursuant to the Financial Advisory Agreement, the Company will pay Hicks Muse Partners approximately $32.2 million upon the consummation of the merger.


     Concurrently with the SFX merger, the Company will exchange one radio station in the Houston, Texas market having a deemed value of $143.2 million with Chancellor Media for three radio stations in the Austin, Texas market and two radio stations in the Jacksonville, Florida market. In addition, the Company has committed to sell 10 other radio stations in the Dallas and Houston, Texas; San Diego, California and Pittsburgh, Pennsylvania markets having an aggregate deemed market value of $494.3 million, which will be acquired in the merger with SFX, to Chancellor Media Corporation ("Chancellor Media") during the three-year period ending February 20, 2001, in exchange for radio stations identified by the Company and acquired for exchange by Chancellor Media during such period. It is anticipated that the sales price of the stations will approximate the carrying value of the radio stations exchanged. After consummation of the acquisition of SFX, Chancellor Media will provide services to such 10 radio stations under separate LMAs. Pursuant to the Financial Advisory Agreement, the Company will pay Hicks Muse Partners approximately $10.4 million in connection with the sale of the 11 stations to Chancellor Media and the sale of KKPN-FM. Additionally, as part of the merger with SFX, Chancellor Media will loan up to $250 million to the Company to be part of the financing used in the consummation of the merger.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Commodore Media, Inc.

     We have audited the accompanying consolidated statements of operations and cash flows of Commodore Media, Inc. and Subsidiaries for the period from January 1, 1996 to October 16, 1996 and for the year ended December 31, 1995. These consolidated statements of operations and cash flows are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of operations and cash flows based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of operations and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of operations and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of operations and cash flows presentation. We believe that our audits of the consolidated statements of operations and cash flows provide a reasonable basis for our opinion.

     In our opinion, the consolidated statements of operations and cash flows referred to above present fairly, in all material respects the consolidated statements of operations and cash flows of Commodore Media, Inc. and Subsidiaries for the period from January 1, 1996 to October 16, 1996 and for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP

New York, New York
February 10, 1997

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                PERIOD FROM
                                                              JANUARY 1, 1996
                                                              TO OCTOBER 16,        YEAR ENDED
                                                                   1996          DECEMBER 31, 1995
                                                              ---------------    -----------------
Total revenue...............................................   $ 34,826,060         $33,652,677
Less agency commissions.....................................     (2,869,014)         (2,857,912)
                                                               ------------         -----------
Net revenue.................................................     31,957,046          30,794,765
Operating expenses:
  Programming, technical and news...........................      5,906,967           5,365,686
  Sales and promotion.......................................      9,303,914           8,796,481
  General and administrative................................      6,081,262           4,870,463
Corporate expenses..........................................      1,756,797           2,051,181
Depreciation and amortization...............................      2,157,750           1,926,250
Other expense...............................................     13,833,728           2,006,550
                                                               ------------         -----------
Operating (loss) income.....................................     (7,083,372)          5,778,154
Interest expense............................................      8,860,958           7,805,525
Interest income.............................................        221,806             420,659
Other expenses, net.........................................      1,980,908              48,796
                                                               ------------         -----------
Loss before provision for income taxes and extraordinary
  loss......................................................    (17,703,432)         (1,655,508)
Provision for income taxes..................................        133,000             140,634
                                                               ------------         -----------
Loss before extraordinary loss..............................    (17,836,432)         (1,796,142)
Extraordinary loss on extinguishment of debt................             --            (443,521)
                                                               ------------         -----------
Net loss....................................................   $(17,836,432)        $(2,239,663)
                                                               ============         ===========

                            See accompanying notes.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 PERIOD FROM           YEAR ENDED
                                                              JANUARY 1, 1996 TO      DECEMBER 31,
                                                               OCTOBER 16, 1996           1995
                                                              ------------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................     $(17,836,432)        $ (2,239,663)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Loss on extinguishment of debt............................               --              443,521
  Depreciation and amortization.............................        2,157,750            1,926,250
  Noncash interest..........................................        3,315,669            2,673,829
  Long-term incentive compensation..........................        1,066,893               79,000
  Non-cash compensation.....................................       12,731,587                   --
  Provision for uncollectible accounts and notes
    receivable..............................................          488,320              556,137
  Loss on disposition of assets.............................               --                9,819
  Net barter income.........................................         (222,645)            (184,300)
  Initial public offering and pending merger expenses.......        1,909,648                   --
  Changes in assets and liabilities, net of amounts
    acquired:
    Increase in accounts receivable.........................       (2,351,753)          (1,847,015)
    Increase in prepaid expenses and other current assets...         (208,462)             (88,787)
    Decrease in accounts payable and accrued expenses.......         (337,896)            (158,855)
    Decrease in accrued compensation........................         (496,177)            (230,645)
    Increase in accrued interest............................        1,752,172              582,525
    Increase (decrease) in accrued income taxes.............           20,952             (277,135)
                                                                 ------------         ------------
         Total adjustments..................................       19,826,058            3,484,344
                                                                 ------------         ------------
Net cash provided by operating activities...................        1,989,626            1,244,681
CASH FLOWS FROM INVESTING ACTIVITIES
Repayment of loan by stockholder............................          250,375              182,988
Purchase of property, plant and equipment...................         (448,677)            (320,980)
Payments for acquisitions...................................      (31,900,000)          (3,100,000)
Deferred acquisition costs incurred.........................       (1,326,673)            (417,020)
Deposits on pending acquisitions............................         (745,000)            (525,000)
Loans to employees..........................................               --             (315,863)
Other investing activities, net.............................         (187,528)              87,528
                                                                 ------------         ------------
Net cash used in investing activities.......................      (34,357,503)          (4,408,347)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Senior Notes and warrants.........               --           64,956,422
Proceeds from Existing Credit Facility......................       18,700,000                   --
Net proceeds from issuance of preferred stock...............        9,822,520                   --
Proceeds from issuance of common stock......................               --                  100
Payment of initial public offering and merger expenses......       (1,007,297)                  --
Repayment of amounts borrowed...............................               --          (39,014,833)
Payment of financing related costs..........................         (781,170)          (4,226,762)
Redemption of preferred stock...............................               --           (8,665,835)
Purchase of redeemable warrant..............................               --           (1,000,000)
Repurchase of common stock..................................               --              (25,000)
Principal payments on capital leases........................           (9,812)             (11,186)
                                                                 ------------         ------------
Net cash provided by financing activities...................       26,724,241           12,012,906
                                                                 ------------         ------------
Net (decrease) increase in cash and short-term cash
  investments...............................................       (5,643,636)           8,849,240
Cash and short-term cash investments at beginning of
  period....................................................       10,891,489            2,042,249
                                                                 ------------         ------------
Cash and short-term cash investments at end of period.......     $  5,247,853         $ 10,891,489
                                                                 ============         ============
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for interest......................................     $  3,793,117         $  4,474,789
Cash paid for income taxes..................................     $    112,049         $    417,769
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Asset acquisitions recorded in connection with barter
  transactions..............................................     $    189,982         $    112,636

                            See accompanying notes.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

         NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND MERGER AGREEMENT

  Organization and Nature of Business

     Commodore Media, Inc. and Subsidiaries (the "Company") is comprised of radio stations that derive their revenue from local, regional and national advertisers. The radio stations are located in the following markets:
Wilmington, Delaware; Hartsdale, Brewster, Patterson, Mt. Kisco, New York; Huntington, West Virginia -- Ashland, Kentucky; Allentown -- Bethlehem, Pennsylvania; Fort Pierce -- Stuart -- Vero Beach, Florida; and Fairfield County, Connecticut. The Company extends credit to its customers in the normal course of business.

MERGER AGREEMENT

     On October 16, 1996, the Company was acquired pursuant to a merger agreement dated June 21, 1996 with Capstar Broadcasting Partners, Inc. ("Capstar") (the "Merger"), which is an indirect subsidiary of Hicks, Muse, Tate & Furst Equity Fund III, L.P. The holders of Class A Common Stock and Class B Common Stock, the holders of employee stock options and the holders of warrants received $140 per share as consideration for the merger less, in the case of option and warrant holders, the exercise price per share. In addition, the Senior Exchangeable Redeemable Preferred Stock, Series A, $.01 par value per share was redeemed, including all accrued and unpaid dividends.

     The Company recognized as other expense approximately $12.7 million in stock option compensation expense, and approximately $1.4 million of merger related fees and expenses during the period ended October 16, 1996 in connection with the Merger.

     As a result of the Merger and the change of control effected thereby, the Company was obligated to satisfy the existing deferred compensation and employment agreements with its then President and Chief Executive Officer and its deferred compensation agreement with its then Chief Operating Officer resulting in a charge to other expense of approximately $1.1 million during the period ended October 16, 1996. Furthermore, the Company was required to make an offer to purchase the outstanding 13 1/4% Senior Subordinated Notes due 2003 at a purchase price equal to 101% of their accreted value, plus any accrued and unpaid interest. No requests for repurchase were made by the note holders.

     As a result of the Merger, the Company did not proceed with its previously announced intention to undertake an initial public equity offering and has, therefore, withdrawn its registration statement filed on Form S-1 on May 17, 1996 with the Securities and Exchange Commission. Included in other expenses during the period ended October 16, 1996 are approximately $525,000 in various fees and expenses incurred in connection with this filing.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and all subsidiaries, after elimination of intercompany accounts and transactions.

  Short-Term Cash Investments

     The Company considers investments which have a remaining maturity of three months or less at the time of purchase to be short-term cash investments.

  Income Taxes

     The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are provided for differences between the book and tax bases of assets and liabilities.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

  Risks and Uncertainties

     The preparation of consolidated statements of operations and cash flows in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's revenue is principally derived from local broadcast advertisers who are impacted by the local economy. The Company routinely assesses the financial strength of its customers. Credit losses are provided for in the consolidated statements of operations and cash flows in the form of an allowance for doubtful accounts.

  Accounting Periods

     The Company maintains its interim consolidated statements of operations and cash flows based upon the broadcast month end which always ends on the last Sunday of the calendar month or quarter. The Company's fiscal year end and fourth quarter ends on December 31.

  Property, Plant and Equipment

     Depreciation is provided for property, plant and equipment on the straight-line method based on the following estimated useful lives:

                                                              ESTIMATED LIFE
                       CLASSIFICATION                            (YEARS)
                       --------------                         --------------
Land improvements...........................................     20
Buildings...................................................     20
Furniture, fixtures and equipment...........................    7-10
Broadcasting and technical equipment........................    7-10
Towers and antennas.........................................     20
Music library...............................................      7
Leasehold improvements......................................    10-20
Vehicles....................................................      3

     Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation as a charge to income amounted to approximately $730,000 for the period ended October 16, 1996, and approximately $832,000 for the year ended December 31, 1995.

  Property Held Under Capital Leases

     The Company is the lessee of office equipment under capital leases expiring in various years through 2004. The capital leases are depreciated over their estimated productive lives of seven to ten years. Total rent expense was approximately $383,000 for the period ended October 16, 1996 and approximately $332,000 for the year ended December 31, 1995.

  Revenue Recognition

     The Company recognizes revenue upon the airing of advertisements.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

  Intangible Assets

     Intangible assets are being amortized by the straight-line method over the following estimated useful lives:

                                                              ESTIMATED LIFE
                       CLASSIFICATION                            (YEARS)
                       --------------                         --------------
FCC licenses and goodwill...................................     40
Organization expenses.......................................      5
Network affiliation agreement...............................      5
Covenant not to compete.....................................      5
Tower site lease............................................      3
Contract rights.............................................      3
Software....................................................      3
Pre-sold advertising contracts..............................      1

     Amortization of the aforementioned intangible assets included as a charge to income amounted to approximately $592,000 for the period ended October 16, 1996, and approximately $506,000 for the year ended December 31, 1995. Amortization of FCC licenses and goodwill amounted to approximately $501,000 for the period ended October 16, 1996, and approximately $588,000 for the year ended December 31, 1995.

  Deferred Charges

     Legal fees, bank loan closing costs and other expenses associated with debt financing are being amortized using the effective interest rate method. Amortization of debt expense charged to operations and included in interest expense amounted to approximately $450,000 for the period ended October 16, 1996 and approximately $385,000) for the year ended December 31, 1995.

  Advertising Costs

     The Company expenses advertising costs related to its radio station operations as incurred. Advertising expense amounted to approximately $557,000 for the period ended October 16, 1996 and approximately $754,000 for the year ended December 31, 1995.

  Barter Transactions

     The fair value of barter and trade-out transactions is included in broadcast revenue and sales and promotion expense. Barter revenue is recorded when advertisements are broadcast and barter expense is recorded when merchandise or services are received. Barter transactions charged to operations were as follows:

                                                              PERIOD FROM
                                                              JANUARY 1,
                                                                1996 TO      YEAR ENDED
                                                              OCTOBER 16,   DECEMBER 31,
                                                                 1996           1995
                                                              -----------   ------------
Trade sales.................................................  $ 3,204,468   $ 3,238,111
Trade expense...............................................   (2,981,823)   (3,053,811)
                                                              -----------   -----------
Net barter transactions.....................................  $   222,645   $   184,300
                                                              ===========   ===========

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

2. LONG-TERM DEBT

  AT&T Senior Credit Facility

     On March 13, 1996, the Company entered into a Senior Credit Facility with AT&T Commercial Finance Corporation ("AT&T") pursuant to which AT&T will make available to the Company senior secured (i) revolving loans in an amount up to $30.0 million and (ii) accounts receivable loans in an amount which shall be the lesser of (a) $5.0 million or (b) 85% of the net book value of the accounts receivable of the Company (the "AT&T Senior Credit Facility"). The indebtedness to AT&T is collateralized by the tangible and intangible assets and the capital stock of all the Company's subsidiaries. Interest is payable monthly at a rate of 3.5% over LIBOR (8.94% at October 16, 1996) and principal amortization of the revolving loans and accounts receivable loans begins June 1, 1998 and November 30, 1997, respectively. The Company pays a commitment fee of .25% every six months on the unused commitment.

  Senior Subordinated Notes

     The Senior Subordinated Notes bear cash interest at a rate of 7 1/2% per annum on the principal amount until May 1, 1998 then at a rate of 13 1/4% per annum until maturity, with interest payment dates on May 1 and November 1.

     In 1995, the Company wrote off the balance of the unamortized deferred financing costs on its retired debt of $443,521. Inasmuch as the Company had no current federal taxable income and had fully reserved for its net deferred tax assets, there was no tax effect attributable to this extraordinary item.

3. PREFERRED STOCK

SENIOR EXCHANGEABLE REDEEMABLE PREFERRED STOCK

     On May 1, 1996, the Company entered into a Securities Purchase Agreement with CIBC WG Argosy Merchant Fund 2, LLC ("CIBC Merchant Fund"), pursuant to which the CIBC Merchant Fund agreed to purchase from the Company, if and when requested by the Company, up to an aggregate liquidation value of $12,500,000 of Senior Exchangeable Redeemable Preferred Stock, Series A, $.01 par value per share, of the Company in such amounts as the Company requested (the "Preferred Stock Facility"). In connection with the Stamford Acquisition on May 30, 1996 and the Florida Acquisition on May 31, 1996 (see Note 4), the Company issued 5,700 shares and 4,300 shares, respectively, of Preferred Stock for an aggregate purchase price of $10,000,000. The Preferred Stock accrued cash dividends at the rate of 8% per annum and was redeemed, including accrued dividends, in connection with the Merger on October 16, 1996. In connection with the Preferred Stock Facility, the Company issued to the CIBC Merchant Fund a warrant to purchase 7,550 shares of the Company's Class A Common Stock, at an exercise price of $.01 per warrant, which were valued in the aggregate at the date of issue at $981,500. This warrant was redeemed in connection with the Merger for $140 per share less the exercise price.

4. CONSUMMATED ACQUISITIONS

     On October 16, 1996, the Company purchased certain defined assets of radio stations WKEE-FM and WKEE-AM in Huntington, West Virginia, WZZW-AM in Milton, West Virginia, WBVB-FM in Coal Grove, Ohio and WIRO-AM in Ironton, Ohio from Adventure Communications, Inc. for approximately $7.7 million and certain defined assets of WFXN-FM in Milton, West Virginia and WMLV-FM in Ironton, Ohio for approximately $4.3 million. The transactions were funded with borrowings from the AT&T Senior Credit Facility and with funds provided from Capstar. The Company provided programming to these stations under Local Marketing Agreement ("LMA") effective April 1996 until the purchase date. In addition, the

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

Company has an option to purchase WHRD-AM in Huntington, West Virginia and provides programming services to the station under an LMA arrangement.

     On May 31, 1996, the Company purchased certain defined assets of radio stations WBBE-FM (formerly WKQS-FM), WAVW-FM and WAXE-AM in the Fort Pierce-Stuart-Vero Beach, Florida market from Media VI for $8.0 million (the "Florida Acquisition"). The transaction was funded with borrowings from the AT&T Senior Credit Facility and funds from the Preferred Stock Facility. The Company sold advertising time on these stations under a Joint Service Agreement from February 1996 until the purchase date.

     On May 30, 1996, the Company purchased certain defined assets of radio stations WKHL-FM and WSTC-AM in Stamford, Connecticut from Q Broadcasting, Inc. for $9.5 million (the "Stamford Acquisition"). The transaction was financed with borrowings from the AT&T Senior Credit Facility and funds from the Preferred Stock Facility.

     On March 27, 1996, the Company purchased (i) certain defined assets of radio stations WZZN-FM in Mount Kisco, New York, WAXB-FM in Patterson, New York and WPUT-AM in Brewster, New York from Hudson Valley Growth, L.P. for $5.0 million and (ii) all of the issued and outstanding common stock of Danbury Broadcasting, Inc., owner of WRKI-FM, and WINE-AM in Brookfield, Connecticut, plus certain real property for $10.0 million. The transaction was financed with the Company's existing cash and borrowings under the AT&T Senior Credit Facility. The Company provided programming to these stations under LMAs from October 1995 until the purchase date.

     On June 27, 1995, the Company purchased the assets (excluding cash and accounts receivable) and broadcasting license of radio broadcast station WQOL-FM in Vero Beach, Florida for a total purchase price of approximately $3.0 million.

     Unaudited pro forma results of operations for the Company as if the aforementioned acquisitions had been consummated on January 1, 1995 are as follows (in thousands):

                                                              PERIOD FROM
                                                              JANUARY 1,
                                                                1996 TO      YEAR ENDED
                                                              OCTOBER 16,   DECEMBER 31,
                                                                 1996           1995
                                                              -----------   ------------
Net revenue.................................................   $ 31,505      $  38,483
Net loss before extraordinary loss..........................     (4,037)        (3,673)
Net loss....................................................     (4,037)        (4,117)

5. INCOME TAXES

     The Company has recorded a provision for income taxes as follows:

                                                              PERIOD FROM
                                                              JANUARY 1,
                                                                1996 TO       YEAR ENDED
                                                              OCTOBER 16,    DECEMBER 31,
                                                                 1996            1995
                                                              -----------    ------------
Current:
  Federal...................................................   $     --        $     --
  State and local...........................................    133,000         140,634
Deferred:
  Federal...................................................         --              --
  State and local...........................................         --              --
                                                               --------        --------
          Total.............................................   $$133,000       $140,634
                                                               ========        ========

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

     The Company did not record a federal tax benefit on the taxable loss for the period ended October 16, 1996 or for the year ended December 31, 1995 since it was not assured that they could realize a benefit for such losses in the future.

     The Company received Internal Revenue Service approval and changed its tax method of accounting for Federal Communications Commission ("the FCC") licenses for the tax year ended December 31, 1995. The aggregate amount of cumulative amortization that will be deductible ratably over six taxable years for the Company and for tax purposes is approximately $12.1 million.

     The reconciliation of income tax computed at the U.S. federal statutory rates to effective income tax expense is as follows:

                                                            PERIOD FROM
                                                            JANUARY 1,
                                                              1996 TO       YEAR ENDED
                                                            OCTOBER 16,    DECEMBER 31,
                                                               1996            1995
                                                            -----------    ------------
Provision at statutory rate...............................  $(1,184,000)    $(734,695)
State and local taxes.....................................      133,000       140,634
Nondeductible expense.....................................       33,800         8,286
Increase in valuation allowance, net of rate changes......    1,150,200       726,409
Alternative minimum tax...................................           --            --
                                                            -----------     ---------
Total.....................................................  $   133,000     $ 140,634
                                                            ===========     =========

6. EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with several executives of the Company including its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer and its Executive Vice President and General Counsel. The agreements generally provide for terms of employment, annual salaries, bonuses, eligibility for option awards and severance benefits.

     Effective January 1, 1994, the Company entered into an agreement with its then President and Chief Executive Officer under which he would be employed in that capacity through 1996 and provided for annual salary requirements and bonuses, and a Long-Term Incentive Payment ("LTIP"). In lieu of the LTIP, the Company paid the then President $1.5 million in cash, issued $1.3 million principal ($1.1 million net of discount) of Senior Subordinated Notes to a trust for his benefit and agreed to provide $1.5 million in deferred compensation which accrues interest at a rate of 7% and is payable in 2003. The Company recorded the deferred compensation on April 21, 1995 at its calculated net present value of $921,000. The aggregate effect of the employment agreement restructuring was to charge $1.8 million to long-term incentive compensation expense during 1995. In addition, the then President's amended employment agreement extended his date of employment through April 30, 1998, granted stock options to him to acquire 28,313 shares of Class A Common Stock at an exercise price of $45 per share and provided for annual bonuses based upon specific operating results of Capstar Radio.

     The Company also amended its then existing employment agreement with its then Chief Operating Officer on April 21, 1995. The prior employment agreement provided for a long-term incentive based upon the increase in certain station values. The amended employment agreement provided for a cash payment of $400,000 on April 21, 1995 and deferred compensation of $346,000 which accrues interest at a rate of 7% and is payable in 2003. The Company recorded the deferred compensation on April 21, 1995 at its calculated net present value of $213,000. The aggregate effect of the employment agreement restructuring was to charge $188,800 to long-term incentive compensation expense during 1995. In addition, the amended employment agreement extended his date of employment through April 30, 1999, granted stock options to acquire

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

28,313 shares of Class A Common Stock at an exercise price of $45 per share and provides for annual bonuses based upon specific operating results of the Company.

     As a result of the Merger and the change of control effected thereby, the Company was obligated to satisfy the existing deferred compensation and employment agreements with its then President and Chief Executive Officer and its deferred compensation agreement with its then Chief Operating Officer, resulting in an additional charge to operations of approximately $1.1 million which was recorded in the period ended October 16, 1996. Furthermore, all stock options for the aforementioned officers, as well as for all holders, were redeemed at $140 per share, less the exercise price of $45 per share at the time of the Merger. The Company's then President and Chief Executive Officer resigned his position effective October 16, 1996 as required by the Merger Agreement.

7. RELATED PARTY TRANSACTIONS

     During the period ended October 16, 1996 and the year ended December 31, 1995, the Company paid the majority stockholder a salary of approximately $185,000 and $175,000, respectively.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Southern Star Communications, Inc.

     We have audited the accompanying consolidated balance sheets of Southern Star Communications, Inc., formerly known as Osborn Communications Corporation, as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Star Communications, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

New York, New York
February 3, 1997

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1996            1995
                                                              -----------    ------------
Current assets:
  Cash and cash equivalents.................................  $ 2,944,205    $ 12,994,779
  Accounts receivable, less allowance for doubtful accounts
     of $468,597 in 1996 and $518,157 in 1995...............    5,032,903       5,759,562
  Inventory.................................................    1,095,157         889,942
  Prepaid expenses and other current assets.................    1,018,701       1,525,308
  Assets held for sale......................................    7,539,190              --
                                                              -----------    ------------
          Total current assets..............................   17,630,156      21,169,591
Investment in affiliated companies..........................      512,088         524,084
Property, plant and equipment, at cost, less accumulated
  depreciation of $15,894,081 in 1996 and $18,624,021 in
  1995......................................................   11,676,395      15,358,070
Intangible assets, net of accumulated amortization of
  $15,437,481 in 1996 and $15,238,193 in 1995...............   26,711,629      40,463,595
Other noncurrent assets.....................................      925,000         118,753
                                                              -----------    ------------
          Total assets......................................  $57,455,268    $ 77,634,093
                                                              ===========    ============
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 4,809,264    $  4,509,292
  Accrued wages and sales commissions.......................      434,986         434,309
  Accrued interest payable..................................       46,173         459,114
  Accrued income taxes......................................    1,492,114         825,712
  Current portion of long-term debt.........................      320,000       2,718,000
                                                              -----------    ------------
          Total current liabilities.........................    7,102,537       8,946,427
Long-term debt..............................................   13,880,000      44,482,000
Deferred income taxes.......................................    3,061,298       2,275,711
Other noncurrent liabilities................................    1,501,279         432,916
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized
     5,000,000 shares, none issued and outstanding..........           --              --
  Common stock, par value $.01 per share; authorized
     7,425,000 shares, issued and outstanding shares:
     5,547,497 and 5,537,497, respectively, in 1996;
     5,286,347 and 5,276,347, respectively, in 1995.........       55,376          52,764
  Non-voting common stock, par value $.01 per share;
     authorized 75,000 shares, none issued and
     outstanding............................................           --              --
Additional paid-in capital..................................   40,869,408      39,694,601
Accumulated deficit.........................................   (9,014,630)    (18,250,326)
                                                              -----------    ------------
          Total stockholders' equity........................   31,910,154      21,497,039
                                                              -----------    ------------
          Total liabilities and stockholders' equity........  $57,455,268    $ 77,634,093
                                                              ===========    ============

                            See accompanying notes.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                       1996            1995            1994
                                                    -----------    ------------    ------------
Net revenues......................................  $37,215,048    $ 39,505,193    $ 34,982,110
Operating expenses:
  Selling, technical and program..................    9,656,347      11,785,471       9,487,815
  Direct programmed music and entertainment.......   12,426,740      10,489,513       9,807,495
  General and administrative......................    6,740,352       7,526,897       6,611,035
  Depreciation and amortization...................    4,756,325       5,782,404       5,285,280
  Corporate expenses..............................    1,849,820       1,705,850       2,475,675
  Other...........................................    1,200,000              --              --
                                                    -----------    ------------    ------------
          Total operating expenses................   36,629,584      37,290,135      33,667,300
Operating income..................................      585,464       2,215,058       1,314,810
Other income (expense)............................     (291,163)      2,314,508       2,246,450
Interest expense..................................    2,201,616       5,212,999       4,385,827
Equity in results of affiliated company...........           --         (11,829)             --
Other gains, including gains on sales of
  stations........................................   13,521,760       8,094,993              --
                                                    -----------    ------------    ------------
Income (loss) before income taxes and
  extraordinary item..............................   11,614,445       7,399,731        (824,567)
Provision for income taxes........................    2,378,749         775,982         289,220
                                                    -----------    ------------    ------------
Income (loss) before extraordinary item...........    9,235,696       6,623,749      (1,113,787)
Extraordinary item:
  Loss on debt extinguishment.....................           --      (3,921,061)       (436,329)
                                                    -----------    ------------    ------------
Net income (loss).................................  $ 9,235,696    $  2,702,688    $ (1,550,116)
                                                    ===========    ============    ============

                            See accompanying notes.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                         VOTING             NON-VOTING      ADDITIONAL
                                                 ----------------------   --------------   ------------
                                                                 PAR                PAR      PAID-IN      ACCUMULATED
                                                   SHARES       VALUE     SHARES   VALUE     CAPITAL        DEFICIT
                                                 -----------   --------   ------   -----   ------------   ------------
Balance at December 31, 1993...................   10,752,181   $107,523     --      --     $ 38,453,555   $(19,402,898)
  Exercise of stock options....................        1,500         15     --      --            5,984             --
  Issuance of stock warrant....................           --         --     --      --        1,774,837             --
  Effect of 1-for-2 reverse stock split........   (5,376,091)   (53,762)    --      --           53,762             --
  Purchase and retirement of treasury stock....      (17,843)      (178)    --      --         (106,880)            --
  Net loss.....................................           --         --     --      --               --     (1,550,116)
                                                 -----------   --------     --      --     ------------   ------------
Balance at December 31, 1994...................    5,359,747     53,598     --      --       40,181,258    (20,953,014)
  Purchase and retirement of treasury stock....     (107,059)    (1,071)    --      --         (641,283)            --
  Exercise of stock options....................       23,659        237     --      --          154,626             --
  Net income...................................           --         --     --      --               --      2,702,688
                                                 -----------   --------     --      --     ------------   ------------
Balance at December 31, 1995...................    5,276,347     52,764     --      --       39,694,601    (18,250,326)
  Exercise of stock options....................      173,667      1,737     --      --          732,182             --
  Issuance of common stock.....................      132,500      1,325     --      --        1,106,175             --
  Acquisition and retirement of treasury
    stock......................................      (45,017)      (450)    --      --         (663,550)            --
  Net income...................................           --         --     --      --               --      9,235,696
                                                 -----------   --------     --      --     ------------   ------------
  Balance at December 31, 1996.................    5,537,497   $ 55,376     --      --     $ 40,869,408   $ (9,014,630)
                                                 ===========   ========     ==      ==     ============   ============

                            See accompanying notes.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                  1996            1995            1994
                                                              ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $  9,235,696    $  2,702,688    $ (1,550,116)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization.............................     4,756,325       5,782,404       5,285,280
  Other gains (losses), including gains on sales of
    stations................................................   (13,521,760)     (8,094,993)             --
  Other operating expenses..................................     1,200,000              --              --
  Deferred income taxes.....................................       785,587         240,664         175,000
  Transaction costs for proposed merger.....................       479,754              --              --
  Loss on extinguishment of debt............................            --       3,921,061         436,329
  Write-off of registration statement costs.................            --              --         397,583
  Non-cash interest expense.................................       244,363         332,284         210,421
  Equity in results of affiliated company...................            --          11,829              --
  Distributions from affiliated companies...................       (62,500)     (1,942,731)             --
  Changes in current assets and current liabilities:
    Decrease (increase) in accounts receivable..............       254,211        (323,770)     (2,165,123)
    (Increase) decrease in inventory........................      (205,215)        190,705        (214,241)
    Decrease (increase) in prepaid expenses and other
      current assets........................................       506,607        (742,764)       (177,499)
    Acquisition deposit held in escrow......................            --         180,000              --
    Increase in distribution receivable.....................            --              --      (2,264,552)
    Increase in accounts payable and accrued expenses.......       299,972         721,764       1,069,534
    (Decrease) increase in accrued wages and sales
      commissions...........................................           677         129,528         (96,287)
    Increase (decrease) in accrued interest payable.........      (412,941)     (1,485,673)      1,632,742
    Increase in accrued income taxes........................       666,402         290,223          15,009
                                                              ------------    ------------    ------------
        Total adjustments...................................    (5,008,518)       (789,469)      4,304,196
                                                              ------------    ------------    ------------
        Net cash provided by operating activities...........     4,227,178       1,913,219       2,754,080
                                                              ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Distributions from affiliated companies.....................        62,500       4,207,283              --
Payments for business acquisitions..........................   (13,605,591)             --     (21,825,094)
Net proceeds from sale of stations..........................    34,687,928      10,000,000              --
Accrued transaction costs...................................      (479,754)     (1,411,981)             --
Net proceeds from sale of other assets......................       580,653              --              --
Proceeds from note receivable...............................            --       1,620,455         329,545
Capital expenditures........................................    (1,707,351)     (1,326,492)       (942,771)
Acquisition deposit held in escrow..........................      (925,000)       (180,000)             --
Reclassification of other noncurrent assets.................       118,753              --              --
Expenditures for intangible assets..........................            --        (524,863)             --
                                                              ------------    ------------    ------------
Net cash provided by (used in) investing activities.........    18,732,138      12,384,402     (22,438,320)
                                                              ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt....................            --      44,500,000      48,460,982
Proceeds from issuance of stock warrant.....................            --              --       1,774,837
Debt issuance costs.........................................       (79,807)     (1,183,824)     (1,887,965)
Registration statement costs................................            --              --        (228,587)
Proceeds from exercise of stock options.....................        69,917         154,863           6,000
Purchase and retirement of treasury stock...................            --        (642,354)       (107,058)
Prepayment penalty on debt retirement.......................            --        (500,000)             --
Principal payments on long-term debt and notes payable......   (33,000,000)    (50,000,000)    (23,286,671)
                                                              ------------    ------------    ------------
Net cash (used in) provided by financing activities.........   (33,009,890)     (7,671,315)     24,731,538
                                                              ------------    ------------    ------------
Net (decrease) increase in cash and cash equivalents........   (10,050,574)      6,626,306       5,047,298
Cash and cash equivalents at beginning of period............    12,994,779       6,368,473       1,321,175
                                                              ------------    ------------    ------------
Cash and cash equivalents at end of period..................  $  2,944,205    $ 12,994,779    $  6,368,473
                                                              ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest......................................  $  2,370,194    $  6,366,388    $  2,542,664
                                                              ============    ============    ============
Cash paid for income taxes..................................  $    926,760    $    245,095    $     99,211
                                                              ============    ============    ============

                            See accompanying notes.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. NATURE OF BUSINESS AND ORGANIZATION

     Southern Star Communications, Inc. (the "Company" or "Southern Star"), formerly known as Osborn Communications Corporation, is engaged in the operation of radio stations, programmed music, cable television and other communications properties throughout the United States.

2. MERGER

     On July 23, 1996, Southern Star entered into an agreement and plan of merger with a subsidiary of Capstar Radio Broadcasting Partners, Inc. ("Capstar Radio") whereby Capstar Radio will acquire all of Southern Star's common stock for $15.375 per share. A majority of the holders of the Southern Star's common stock voted to approve the merger in December 1996 and the Federal Communications Commission ("FCC") approved the transfer of Southern Star's broadcast licenses to Capstar Radio in January 1997. The merger is expected to be completed in February 1997.

     Concurrently with the execution of the merger agreement and as security for liquidated damages that may be payable by Capstar Radio to Southern Star for Capstar Radio's failure to consummate the merger, Capstar Radio has deposited in an escrow account an irrevocable letter of credit in favor of Southern Star for the sum of $5.0 million. If Southern Star terminates the merger agreement by reason of receiving an alternative proposal which is deemed more favorable to Southern Star's stockholders, Southern Star must pay a termination fee of $3,750,000 to Capstar Radio.

     On February 20, 1997, Capstar Radio acquired all of Southern Star's common stock and Southern Star was merged with Capstar Radio.

3. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Southern Star and its subsidiaries. All material intercompany items and transactions have been eliminated. Investments in affiliated companies are accounted for using the equity method. Certain prior years' amounts have been reclassified to conform with the current year's presentation.

  Change of Name

     The Company changed its name from Osborn Communications Corporation to Southern Star Communications, Inc. in May 1997.

  Depreciation

     Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings...................................................  10-39 years
Furniture and fixtures......................................  5-7 years
Broadcasting equipment......................................  3-19 years
Transportation equipment....................................  2-5 years

     Expenditures for maintenance and repairs are charged to operations as incurred.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Intangible Assets

     Intangible assets include $2.6 million and $2.5 million in 1996 and 1995, respectively, for agreements not to compete relating to certain transactions described in Note 4, and $3.4 million in 1996 and 1995 assigned to Muzak customer contracts acquired in 1990 and 1986, which are being amortized over their estimated useful lives. Deferred financing costs of $1.3 million and $1.2 million in 1996 and 1995, respectively, are being amortized over the term of the related debt on a straight-line basis, which approximates the interest method. The remainder in the amount of $34.7 million and $48.6 million in 1996 and 1995, respectively, represents the excess of acquisition cost over the amounts assigned to other assets acquired in Southern Star's acquisitions, and is being amortized on a straight-line basis principally over a 40-year period.

     It is Southern Star's policy to account for goodwill and all other intangible assets at the lower of amortized cost or estimated realizable value. As part of an ongoing review of the valuation and amortization of intangible assets of Southern Star and its subsidiaries, management assesses the carrying value of the intangible assets, if facts and circumstances suggest that there may be impairment. If this review indicates that the intangibles will not be recoverable as determined by a non-discounted cash flow analysis of the operating assets over the remaining amortization period, the carrying value of the intangible assets would be reduced to estimated realizable value.

     During 1996, Southern Star adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which established standards for the recognition and measurement of impairment losses on long-lived assets, certain identifiable intangible assets, and goodwill (see Note 5).

  Revenue Recognition

     The Company's primary source of revenue is the sale of airtime to advertisers. Revenue from the sale of airtime is recorded when the advertisements are broadcast.

  Barter Transactions

     Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized as income when advertisements are broadcast, and merchandise or services received are charged to expense (or capitalized as appropriate) when received or used.

  Revenue

     Broadcast revenue is presented net of advertising commissions of approximately $1.3 million, $2.1 million and $1.7 million for the years ended December 31, 1996, 1995 and 1994, respectively.

  Cash Equivalents

     Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have an original maturity of three months or less when purchased.

  Inventory

     Inventories, consisting of merchandise for Southern Star's entertainment properties, sound equipment held for resale by Southern Star's Muzak franchises and equipment held for resale by Southern Star's healthcare cable business, are valued at the lower of cost or market using the first-in, first-out method.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires Southern Star to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

4. ACQUISITIONS/DISPOSITIONS/PENDING TRANSACTIONS

     At December 31, 1996, Southern Star owned and operated ten FM and six AM radio stations, four programmed music and sound equipment distributorships, a hospital cable television company and certain entertainment properties.

  1996

     In March 1996, Southern Star acquired substantially all the assets of radio station WRIR-FM (formerly WHLX-FM), Wheeling, West Virginia, for $0.8 million plus transaction costs. In June 1996, Southern Star acquired substantially all the assets of radio stations WBBD-AM/WKWK-FM (formerly WKWK-AM/FM), Wheeling, West Virginia, for $2.7 million plus transaction costs. Southern Star programmed WBBD-AM/WKWK-FM pursuant to a local marketing agreement ("LMA") from March 1996 through the closing of the acquisition. In October 1996, Southern Star acquired substantially all the assets of radio station WEGW-FM, Wheeling, West Virginia, for $0.8 million. Southern Star already owned radio stations WWVA-AM/WOVK-FM in Wheeling, West Virginia.

     In April 1996, Southern Star acquired substantially all the assets of radio stations WKII-AM/WFSN-FM (formerly WKII-AM/WEEJ-FM). Port Charlotte, Florida, for $2.85 million plus transaction costs. Upon completion of the relocation of WFSN-FM's broadcast antenna to Southern Star's Pine Island, Florida tower in order to better serve the Port Charlotte/Ft. Myers market, additional consideration of $750,000 will be paid. The additional consideration is included in other noncurrent liabilities in the consolidated balance sheet at December 31, 1996. The additional consideration was paid in January 1997. Pending the closing of the acquisition, the stations were programmed by Southern Star pursuant to an LMA since September 1995. Southern Star already owns radio station WOLZ-FM, Ft. Myers, and has a 50% non-voting ownership interest in radio station WDRR-FM, San Carlos Park/Ft. Myers. Southern Star plans to dispose of radio stations WOLZ-FM/WFSN-FM/ WKII-AM in 1997 (see Pending Transactions below).

     In May 1996, Southern Star acquired substantially all the assets of radio stations KNAX-FM/KRBT-FM, Fresno, California. Consideration for the acquisition consisted of $6.0 million plus 120,000 shares of Southern Star's common stock. Pending the closing of the acquisition, the stations were programmed by Southern Star since January 1996 pursuant to an LMA. In December 1996, Southern Star sold substantially all the assets of radio stations KNAX-FM/ KRBT-FM for $11.0 million, resulting in a pre-tax gain of approximately $3.5 million. Pending the closing of the transaction, the purchaser managed the stations pursuant to an LMA since August 1, 1996.

     In January 1996, Southern Star sold substantially all the assets of radio station WWRD-FM, Jacksonville, Florida/Brunswick, Georgia, for $2.5 million, resulting in a pre-tax gain of approximately $0.8 million. Pending the closing of the disposition, the station was programmed by the purchaser pursuant to an LMA.

     In February 1996, Southern Star sold substantially all the assets of radio stations WNDR-AM/WNTQ-FM, Syracuse, New York, for $12.5 million, resulting in a pre-tax gain of approxi-

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

mately $6.0 million. Pending the closing of the disposition, the stations were programmed by the purchaser pursuant to an LMA.

     In June 1996, Southern Star sold substantially all the assets of radio station WFXK-FM, Raleigh/Tarboro, North Carolina, for $5.9 million, resulting in a pre-tax gain of approximately $2.2 million. Pending the closing of the transaction, the purchaser programmed the station pursuant to an LMA.

     In June 1996, Southern Star sold substantially all the assets of radio station WAYV-FM, Atlantic City, New Jersey, for $3.1 million, resulting in a pre-tax gain of approximately $0.2 million. Pending the closing of the transaction, the purchaser programmed the station pursuant to an LMA since March 1996.

     In June 1996, Southern Star sold substantially all the assets of radio station WFKS-FM, Daytona Beach/Palatka, Florida, for $4.0 million, resulting in a pre-tax gain of approximately $0.8 million. Pending the closing of the transaction, the purchaser programmed the station pursuant to an LMA.

     The net cash proceeds from each of the dispositions were used principally to repay long-term debt and fund transaction costs.

     All of the acquisitions have been accounted for using the purchase method of accounting. Accordingly, the purchase price of each acquisition has been allocated to the assets based upon their fair values at the date of acquisition. The results of operations of the properties acquired are included in Southern Star's consolidated results of operations from the respective dates of acquisition and until the date of disposition for properties disposed.

  1995

     In December 1995, Southern Star entered into an option agreement with Allbritton Communications Company for the sale of television station WJSU-TV, Anniston, Alabama, and an associated 10-year LMA. In consideration for the option, Southern Star received a nonrefundable cash payment of $10.0 million. Because the cash proceeds from the option are nonrefundable, Southern Star accounted for the economic substance of the transaction as if a sale of substantially all the assets of the station had occurred. Accordingly, a gain of approximately $8.1 million was recorded. In addition, upon the exercise of the option and the necessary FCC consent, Southern Star will receive an additional cash payment of $2.0 million. Upon the grant of the necessary regulatory approvals to relocate the station's broadcast transmitter to maximize broadcast coverage of the facility, Southern Star could have received additional cash payments of up to $7.0 million. In January 1997, the regulatory approvals were granted for the relocation of the station's broadcast transmitter, and a cash payment of approximately $5.3 million was paid to Southern Star. An additional payment relating to the transmitter relocation of approximately $1.4 million will be payable upon exercise of the option.

  1994

     In June 1994, Southern Star acquired substantially all the assets of three FM radio stations and one AM radio station for $20.0 million plus transaction costs. The acquisition included radio stations WWNC-AM/WKSF-FM, Asheville, North Carolina; WOLZ-FM, Ft. Myers, Florida; and WFKS-FM, Daytona Beach, Florida. In August 1994, Southern Star acquired substantially all the assets of radio stations WAAX-AM/WQEN-FM, Gadsden, Alabama, (the "Gadsden Acquisition") for $1.75 million plus transaction costs. Prior to the grant of the waiver of the FCC's cross-ownership regulations, the Gadsden acquisition was accounted for using the equity method of accounting. Accordingly, prior year financial statements have been reclassified to reflect the consolidation of the Gadsden radio stations.

     In March 1994, Southern Star, through a wholly-owned subsidiary, acquired radio station WAYV-FM, Atlantic City, New Jersey, for consideration of approximately $2.5 million.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Pending Transactions

     In January 1997, Southern Star acquired substantially all the assets of radio station WYNU-FM, Jackson/Milan, Tennessee for $3.6 million plus transaction costs. Southern Star already owns one FM and one AM radio station in the market.

     In November 1996, Southern Star agreed to acquire substantially all the assets of radio station WTXT-FM, Tuscaloosa/Fayette, Alabama from Tuscaloosa Broadcasting Company, Inc. for approximately $5.8 million, subject to FCC approval. The transaction is expected to close in February 1997. In December 1996, Southern Star agreed to acquire substantially all the assets of radio stations WACT-AM/FM, Tuscaloosa, Alabama from Taylor Communications Corporation for $1.0 million, subject to FCC approval. Pending the closing of the transaction, which is expected in the first quarter of 1997, Southern Star is managing the stations pursuant to an LMA.

     In November 1996, Southern Star agreed to acquire the stock of Dixie Broadcasting, Inc. and Radio WBHP, Inc., the owners of radio stations WDRM-FM/WHOS-AM/WBHP-AM, Huntsville, Alabama. Consideration for the acquisition consists of (i) $23.0 million; (ii) a three year consulting agreement valued at $2.5 million; and (iii) a $1.5 million earn-out based on future operating results. The transaction, which is subject to FCC approval, is expected to close in 1997.

     In December 1996, Southern Star agreed to sell substantially all the assets of WOLZ-FM, WFSN-FM and WKII-AM, Fort Myers/Port Charlotte, Florida for approximately $11.0 million to Clear Channel Radio, Inc., subject to FCC approval. Pending the closing of the transaction, which is expected in 1997, the stations are being managed by the Purchaser pursuant to a LMA starting in January 1997.

  Other Investments

     In 1989, Southern Star acquired, for $620,000, a 50% non-voting ownership interest (without control) in a corporation that owns and operates radio station WDRR-FM, San Carlos Park, Florida. The station became operational in September 1995. Southern Star's net investment is included in investment in affiliated companies on the consolidated balance sheet.

     In 1989, Southern Star acquired a 32% ownership interest in Northstar Television Group, Inc. ("Northstar") for $329,000. From Northstar's inception through May 1994, Southern Star managed Northstar's four television stations for an annual fee of up to $250,000, plus reimbursement of out-of-pocket expenses and allocated overhead costs. In 1994, as a result of a proposed restructuring of Northstar, Southern Star agreed, as payment for prior services rendered, to receive an immediate payment of $250,000, another payment of $250,000 within two years, and the retention of an economic interest. Southern Star's management agreement terminated following the restructuring. In 1995, three of Northstar's four television stations were sold and Southern Star received a distribution of $1.6 million, classified as other income in the consolidated statement of operations, plus accrued management fees of $250,000.

     In 1987, Southern Star acquired 25% of the stock of Fairmont Communications Corporation ("Fairmont") for $500,000. Fairmont owned seven radio stations in four large and medium sized markets. In August 1992, Fairmont filed for protection from its creditors under Chapter 11 of the U.S. Bankruptcy Code. In September 1993, Fairmont emerged from Chapter 11 upon approval by the bankruptcy court of a plan of reorganization (the "Plan"). The Plan provided for the sale of Fairmont's assets, distribution of the proceeds in accordance with the Plan, and subsequent liquidation of Fairmont. All of Fairmont's stations were sold by the second quarter of 1994. Southern Star will continue to manage Fairmont pursuant to a management agreement which expires upon the liquidation of Fairmont, which is expected in 1997. For managing Fairmont, Southern Star receives an annual fee of $125,000, plus reimbursement of out-of-pocket expenses

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and allocated overhead costs. In 1994, Southern Star received additional management fees of $728,000 related to the sale of Fairmont's stations. Southern Star also earned distributions of $400,000 and $2.3 million in 1995 and 1994, respectively, classified as other income and distribution receivable in the consolidated financial statements, determined by the amount realized by Fairmont from sales of its assets.

5. OSBORN HEALTHCARE

     Osborn Healthcare, a division of Osborn Entertainment Enterprises Corporation, continued to experience operating losses through the second quarter of 1996. Consistent with Southern Star's previously stated intention to evaluate options to increase shareholder value, management has reviewed the strategic direction and long-term prospects of the Osborn Healthcare operations and has restructured the operations. Southern Star plans to focus resources on only the more profitable product lines. In conjunction with these plans, Southern Star has combined the Osborn Healthcare operations and Southern Star's programmed music operations, terminating certain employees of the Osborn Healthcare operations, and consolidating certain overhead. In the second quarter of 1996, Southern Star accrued costs of approximately $300,000, principally severance costs, in connection with the consolidation of operations. In addition, Southern Star has reduced goodwill by approximately $900,000 to reflect the anticipated discounted cash flow from the remaining healthcare operations. The charges, totaling $1.2 million, are included in other operating expenses in the consolidated statement of operations.

6. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                               1996           1995
                                                            -----------    -----------
Net revenues..............................................  $36,131,000    $32,667,000
Income (loss) before extraordinary item...................      633,000       (808,000)
Net income (loss).........................................      633,000     (4,729,000)

     The unaudited pro forma information for the years ended December 31, 1996 and 1995 assumes that the acquisitions and dispositions described in Note 4, excluding pending transactions, had occurred on January 1, 1995. The gains on sales of stations and the loss from Osborn Healthcare's restructuring in 1996 and the distributions from Northstar Television Group in 1995 are excluded from the pro forma information because of their nonrecurring nature. The pro forma information is not necessarily indicative either of the results of operations that would have occurred had these transactions been made on the date indicated, or of future results of operations.

     Net assets of properties to be disposed in Ft. Myers aggregated $7.5 million at December 31, 1996, consisting of current assets of $500,000, plant and equipment of $2.0 million, and net intangible assets of $5.0 million.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. LONG-TERM DEBT

     A summary of long-term debt is as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Note payable to KeyBank National Association, at the prime
  rate plus 0.5%; interest payable quarterly; quarterly
  commitment reductions from December 31, 1996 through
  December 31, 2001(A)......................................  $   200,000   $14,500,000
Note payable to KeyBank National Association, at LIBOR plus
  1.75%; principal due in quarterly installments from
  December 31, 1996 through December 31, 2001(A)............   14,000,000    30,000,000
Term loan payable to National Westminster Bank, net of
  unamortized debt discount of $700,000; interest payable
  quarterly at LIBOR plus 2.5%; principal due in quarterly
  installments in varying amounts from June 1996 through
  March 2000(B).............................................           --     2,700,000
                                                              -----------   -----------
                                                               14,200,000    47,200,000
Less current portion........................................      320,000     2,718,000
                                                              -----------   -----------
                                                              $13,880,000   $44,482,000
                                                              ===========   ===========

---------------

(A) In August 1995, Southern Star entered into a credit facility of $56.0 million with KeyBank National Association (the "Credit Facility"). The Credit Facility consists of a $46.0 million revolving credit facility and a $10.0 million facility which may be used for acquisitions. The initial drawdown of $44.5 million, along with Southern Star's internally generated funds, was used to repay existing loans totaling $50.0 million and pay transaction costs. The Credit Facility contains covenants which require, among other things, that Southern Star and its subsidiaries (excluding Atlantic City Broadcasting Corp.) maintain certain financial levels, principally with respect to EBITDA (earnings before interest, income tax, depreciation and amortization) and leverage ratios, and limit the amount of capital expenditures. The Credit Facility also restricts the payment of cash dividends. The Credit Facility is collateralized by pledges of the tangible and intangible assets of Southern Star and its subsidiaries, as well as the stock of those subsidiaries. At December 31, 1996, Southern Star has additional availability under the revolving credit facility of $14.1 million. Effective December 31, 1996 the outstanding balance under the acquisition facility will convert to a term loan. Under the current terms of the Credit Facility, no additional amounts under the acquisition facility may be borrowed after December 31, 1996 unless the terms are modified. Southern Star pays an annual commitment fee of 0.5% of the unused commitment.

(B) The term loan contained covenants with respect to Southern Star's wholly-owned subsidiary, Atlantic City Broadcasting Corp., which, among other things, restricted cash distributions to Southern Star and limited the amount of annual capital expenditures. The loan was collateralized by pledges of the tangible and intangible assets and stock of Atlantic City Broadcasting Corp. ("Atlantic City"), and were otherwise nonrecourse to Southern Star and its other assets. In June 1996, Southern Star sold substantially all the assets of Atlantic City. The net proceeds were used primarily to repay long-term debt and fund transaction costs.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1996, the aggregate amounts of long-term debt due during the next five years are as follows:

                                                                AMOUNT
                                                              -----------
Year:
  1997......................................................  $   320,000
  1998......................................................      640,000
  1999......................................................      640,000
  2000......................................................      800,000
  2001......................................................   11,800,000

     The fair value of the debt approximates net book value.

8. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1996            1995
                                                          ------------    ------------
Land....................................................  $  3,095,266    $  4,256,414
Buildings...............................................     3,967,805       4,168,839
Equipment...............................................    20,507,405      25,556,838
                                                          ------------    ------------
                                                            27,570,476      33,982,091
Less accumulated depreciation...........................   (15,894,081)    (18,624,021)
                                                          ------------    ------------
                                                          $ 11,676,395    $ 15,358,070
                                                          ============    ============

     At December 31, 1996, all property, plant and equipment is pledged as collateral for the debt disclosed in Note 7.

9. INCOME TAXES

     At December 31, 1996, Southern Star has consolidated net operating loss carryforwards for income tax purposes of $20.6 million that expire in years 2006 through 2010. Of the total net operating loss carryforwards, $11.0 million may be used only to offset future income of Southern Star's subsidiary, Osborn Entertainment Enterprises Corporation.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Southern Star's deferred tax assets and liabilities are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1996           1995
                                                            -----------    -----------
Deferred tax assets:
  Net operating loss carryforwards........................  $ 8,237,540    $13,577,873
  Other...................................................      971,542        713,951
                                                            -----------    -----------
                                                              9,209,082     14,291,824
Valuation allowance.......................................   (5,940,696)    (9,088,722)
                                                            -----------    -----------
                                                              3,268,386      5,203,102
Deferred tax liabilities:
  Depreciation and amortization...........................    2,865,184      4,014,313
  Sale of station.........................................    3,289,500      3,289,500
  Other...................................................      175,000        175,000
                                                            -----------    -----------
                                                              6,329,684      7,478,813
                                                            -----------    -----------
Net deferred tax liabilities..............................  $ 3,061,298    $ 2,275,711
                                                            ===========    ===========

     The provision for income taxes for 1996 consists of federal taxes of $269,000, state and local taxes of $1,324,000 and deferred federal, state and local taxes of $786,000. The provision for income taxes for 1995 and 1994 consists entirely of state and local taxes, of which $535,000 and $114,000, respectively, is current and $241,000 and $175,000, respectively, is deferred. The valuation allowance decreased to approximately $5,941,000 from approximately $9,089,000 during 1996.

     The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

                                                            DECEMBER 31,
                                               ---------------------------------------
                                                  1996           1995          1994
                                               -----------    -----------    ---------
Amount computed using statutory rate.........  $ 4,065,056    $ 1,217,532    $(428,705)
State and local taxes, net of federal
  benefit....................................      860,748        504,388      190,885
Net operating losses (utilized) generated....   (2,673,429)    (1,228,507)     234,539
Nondeductible expenses.......................      126,374        282,569      292,501
                                               -----------    -----------    ---------
                                               $ 2,378,749    $   775,982    $ 289,220
                                               ===========    ===========    =========

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. COMMITMENTS

     Southern Star leases office and broadcast tower space, vehicles and office equipment. Rental expense amounted to $1,113,000, $994,000 and $768,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The minimum aggregate annual rentals under noncancellable operating leases are payable as follows:

                                                                AMOUNT
                                                              ----------
Year:
  1997......................................................  $1,038,000
  1998......................................................     752,000
  1999......................................................     532,000
  2000......................................................     305,000
  2001......................................................     244,000
  Thereafter................................................   2,693,000
                                                              ----------
                                                              $5,564,000
                                                              ==========

11. EMPLOYEE BENEFIT PLANS

     Southern Star sponsors a profit sharing plan which qualifies under Section 401(k) of the Internal Revenue Code (the "IRC"). The Plan is available to all full-time employees with at least one year of employment with Southern Star. All eligible employees may elect to contribute a portion of their compensation to the profit sharing plan, subject to IRC limitations. Effective January 1, 1996, the Plan provides for employer contributions based upon an employee's salary. In December 1994, Southern Star adopted a non-qualified deferred compensation plan available to certain management employees.

12. STOCK OPTION PLAN

     Southern Star's Incentive Stock Option Plan (the "Plan") provides for the granting to officers and key employees of incentive and non-qualified stock options to purchase Southern Star's voting common stock as defined under current tax laws. Incentive stock options are exercisable at a price equal to the fair market value, as defined, on the date of grant, for a maximum 10-year period from the date of grant. Non-qualified stock options may be granted at an exercise price equal to at least 85% of the fair market value on the date of grant, for a maximum 11-year period from the date of grant. The exercise prices of all options granted in 1994 through 1996 were at fair market value at the date of grant.

                       SOUTHERN STAR COMMUNICATIONS, INC.
             (FORMERLY KNOWN AS OSBORN COMMUNICATIONS CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes the Plan's transactions for the years ended December 31, 1996, 1995 and 1994:

                                                              DECEMBER 31,
                                                    ---------------------------------
                                                      1996         1995        1994
                                                    ---------    --------    --------
Outstanding options, beginning of year............    447,341     417,000     382,750
Granted...........................................     52,000      66,500     108,250
Cancelled or expired..............................     (8,299)    (12,500)    (72,500)
Exercised.........................................   (173,667)    (23,659)     (1,500)
                                                    ---------    --------    --------
Outstanding options, end of year..................    317,375     447,341     417,000
                                                    =========    ========    ========
Weighted average price of options granted.........  $   10.10    $   6.76    $   6.26
Weighted average price of options canceled or
  expired.........................................  $    6.46    $   7.00    $   6.61
Weighted average price of options exercised.......  $    4.23    $   6.55    $   4.00
Weighted average exercise price, end of year......  $    8.55    $   6.66    $   6.64
Options exercisable, end of year..................    205,125     283,921     280,083
Options available for future grant................     35,299      79,000     133,000

     At December 31, 1996, the range of exercise prices for outstanding options was $4.00 through $14.40 These outstanding options have a remaining contractual life of five years.

13. STOCKHOLDERS' EQUITY

     During 1996, approximately 174,000 shares of common stock were issued pursuant to the exercise of stock options. Approximately 45,000 existing shares were retired to fund the exercise of certain of these options.

     In January 1995, Southern Star paid $642,000 to repurchase and subsequently retired 107,059 unregistered shares of its common stock which were held by an institution. In December 1994, Southern Star paid $107,000 to repurchase and subsequently retired 17,843 shares of its common stock at $6.00 per share.

     In June 1994, Southern Star entered into two credit agreements totaling $50.0 million with Citicorp Mezzanine Investment Fund ("CMIF"). As partial consideration for making the loans, CMIF received a warrant to purchase 1,014,193 shares (after giving effect to the reverse stock split described below) of Southern Star's common stock at $7.00 per share. The warrant is exercisable for a 10-year period. Under the terms of the warrant agreement, in the event that the CMIF loans were repaid by December 31, 1995, purchase rights with respect to 676,162 warrant shares will be canceled. The loans were repaid in August 1995 and, accordingly, the purchase rights with respect to 676,162 warrant shares were canceled.

     In July 1994, Southern Star effected a 1-for-2 reverse stock split for shareholders of record on that date. Cash was paid in lieu of fractional shares. All per share amounts in the consolidated statement of operations reflect the reverse stock split.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Benchmark Communications
Radio Limited Partnership:

     We have audited the accompanying combined balance sheets of Benchmark Communications Radio Limited Partnership (as identified in Note 1) (collectively "Benchmark") as of December 31, 1996 and 1995 and the related combined statements of operations, changes in partners' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Benchmark's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Benchmark as of December 31, 1996 and 1995 and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Dallas, Texas
February 8, 1997

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                                            DECEMBER 31,
                                                       JUNE 30,      --------------------------
                                                         1997           1996           1995
                                                     ------------    -----------    -----------
                                                     (UNAUDITED)
Current assets:
  Cash.............................................  $  8,522,092    $11,029,177    $   825,403
  Escrow deposit...................................     1,210,351        150,000             --
  Accounts receivable, net of allowance for
     doubtful accounts of $406,678, $324,719 and
     $280,366, respectively........................     7,775,068      4,731,405      4,016,421
  Due from related entities........................            --         23,753         10,884
  Prepaid expenses and other current assets........       299,978        244,784        354,211
                                                     ------------    -----------    -----------
          Total current assets.....................    17,807,489     16,179,119      5,206,919
Property and equipment, net........................    17,890,379     13,721,546     14,156,177
Investment in limited partnership..................        66,331         66,331         82,721
Intangible assets, net.............................    81,801,454     43,788,173     30,204,762
Deferred acquisition costs.........................            --        375,882             --
                                                     ------------    -----------    -----------
          Total assets.............................  $117,565,653    $74,131,051    $49,650,579
                                                     ============    ===========    ===========

Current liabilities:
  Accounts payable and accrued expenses............  $  4,461,217    $ 2,900,204    $ 1,645,018
  Due to related entities..........................       609,516      2,865,164         65,345
  Current portion of long-term debt................    10,484,525     14,219,155     12,846,733
  Obligations under capital leases, current
     portion.......................................         4,054         78,984        114,451
                                                     ------------    -----------    -----------
          Total current liabilities................    15,559,312     20,063,507     14,671,547
Long-term debt.....................................    80,746,663     29,841,341     14,127,693
Obligations under capital leases, net of current
  portion..........................................       118,827         78,820        220,058
                                                     ------------    -----------    -----------
  Total liabilities................................    96,424,802     49,983,668     29,019,298
                                                     ------------    -----------    -----------
Commitments (Note 8)
Partners' capital..................................    21,140,851     24,147,383     20,631,281
                                                     ------------    -----------    -----------
          Total liabilities and partners'
            capital................................  $117,565,653    $74,131,051    $49,650,579
                                                     ============    ===========    ===========

     The accompanying notes are an integral part of the combined financial statements.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

                       COMBINED STATEMENTS OF OPERATIONS

                                                        SIX MONTHS
                                                           ENDED              YEAR ENDED DECEMBER 31,
                                                         JUNE 30,     ---------------------------------------
                                                           1997          1996          1995          1994
                                                        -----------   -----------   -----------   -----------
                                                        (UNAUDITED)
Gross broadcast revenue...............................  $21,362,213   $29,697,028   $25,198,304   $17,621,955
Less agency commissions...............................    1,795,977     2,441,800     2,051,455     1,449,843
                                                        -----------   -----------   -----------   -----------
  Net revenue.........................................   19,566,236    27,255,228    23,146,849    16,172,112
                                                        -----------   -----------   -----------   -----------
Operating expenses:
  Programming, technical and news.....................    3,374,061     6,760,363     5,210,641     3,804,695
  Sales and promotion.................................    6,043,669     9,233,843     8,245,763     5,787,235
  General and administrative..........................    3,538,482     5,257,968     4,823,394     3,383,768
  Depreciation and amortization.......................    3,657,070     5,320,258     5,005,245     4,149,542
  Corporate expenses..................................      347,617     1,513,438     1,271,455       569,480
                                                        -----------   -----------   -----------   -----------
                                                         16,960,899    28,085,870    24,556,498    17,694,720
                                                        -----------   -----------   -----------   -----------
          Income (loss) from operations...............    2,605,337      (830,642)   (1,409,649)   (1,522,608)
Other income (expense):
  Interest expense....................................   (4,689,412)   (3,384,388)   (2,519,578)   (1,799,169)
  Gain on sale of broadcasting properties (Note 6b)...           --     9,612,496            --     1,437,817
  Other, net..........................................       63,775       678,636      (414,561)       96,920
                                                        -----------   -----------   -----------   -----------
  Net income (loss)...................................  $(2,020,300)  $ 6,076,102   $(4,343,788)  $(1,787,040)
                                                        ===========   ===========   ===========   ===========

     The accompanying notes are an integral part of the combined financial statements.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

                         COMBINED STATEMENTS OF CHANGES
                         IN PARTNERS' EQUITY (DEFICIT)

                                                         GENERAL        LIMITED
                                                         PARTNER       PARTNERS         TOTAL
                                                       -----------    -----------    -----------
Balance, January 1, 1994.............................  $(1,879,470)   $13,165,680    $11,286,210
  Capital contributions from partners................      (48,191)     9,163,878      9,115,687
  Capital distributions to partners..................     (255,000)            --       (255,000)
  Net income (loss)..................................      233,554     (2,020,594)    (1,787,040)
                                                       -----------    -----------    -----------
Balance, December 31, 1994...........................   (1,949,107)    20,308,964     18,359,857
  Capital contributions from partners................      961,516      6,253,441      7,214,957
  Capital distributions to partners..................     (599,745)            --       (599,745)
  Net income (loss)..................................     (300,171)    (4,043,617)    (4,343,788)
                                                       -----------    -----------    -----------
Balance, December 31, 1995...........................   (1,887,507)    22,518,788     20,631,281
  Capital contributions from partners................      800,000             --        800,000
  Capital distributions to partners..................   (1,260,000)    (2,100,000)    (3,360,000)
  Net income (loss)..................................    2,137,845      3,938,257      6,076,102
                                                       -----------    -----------    -----------
Balance, December 31, 1996...........................     (209,662)    24,357,045     24,147,383
  Capital distributions to partners (unaudited)......     (145,073)      (841,159)      (986,232)
  Net income (loss) (unaudited)......................     (718,588)    (1,301,712)    (2,020,300)
                                                       -----------    -----------    -----------
Balance, June 30, 1997 (unaudited)...................  $(1,073,323)   $22,214,174    $21,140,851
                                                       ===========    ===========    ===========

     The accompanying notes are an integral part of the combined financial statements.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

                       COMBINED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS
                                                                 ENDED                YEAR ENDED DECEMBER 31,
                                                                JUNE 30,     -----------------------------------------
                                                                  1997           1996           1995          1994
                                                              ------------   ------------   ------------   -----------
                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $ (2,020,300)  $  6,076,102   $ (4,343,788)  $(1,787,040)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................     3,657,070      5,320,258      5,005,245     4,149,542
    Provision for doubtful accounts.........................       232,481        332,487        280,760       342,038
    Loss from investment in limited partnership.............            --         16,490          7,381         7,914
    Gain on sale of broadcast properties and equipment......            --     (9,612,496)        (4,766)   (1,437,817)
    Change in barter receivable/payable, net................      (121,193)       (83,433)       197,335        35,795
    Changes in assets and liabilities, net of the effects of
      acquired broadcasting properties:
      Accounts receivable...................................    (3,355,960)      (996,735)    (1,528,818)     (569,941)
      Due from/due to related entities, net.................    (2,230,599)     2,786,950       (332,505)      167,622
      Prepaid expenses and other current assets.............        62,786       (109,427)      (277,703)       42,261
      Accounts payable and accrued expenses.................     2,289,892      1,375,292        635,184      (227,408)
                                                              ------------   ------------   ------------   -----------
        Net cash flows provided by (used in) operating
          activities........................................    (1,485,823)     5,105,488       (361,675)      722,966
                                                              ------------   ------------   ------------   -----------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (266,932)    (1,133,074)    (1,140,417)     (542,749)
  Purchases of broadcasting properties......................   (46,903,864)   (22,225,278)   (16,535,198)   (5,189,233)
  Net proceeds from sales of broadcasting properties........            --     14,123,152             --     4,866,629
  Capital contribution to limited partnerships..............            --             --             --     3,900,000
                                                              ------------   ------------   ------------   -----------
        Net cash flows provided by (used in) investing
          activities........................................   (47,170,796)    (9,235,200)   (17,675,615)    3,034,647
                                                              ------------   ------------   ------------   -----------
Cash flows from financing activities:
  Repayments of notes payable and capital leases............      (143,288)    (6,903,389)    (9,341,629)   (5,363,989)
  Proceeds from borrowing under notes payable and promissory
    notes...................................................    47,279,054     23,846,875     15,652,627     1,755,000
  Distributions to partners.................................      (986,232)    (3,360,000)      (599,745)     (255,000)
  Capital contributions for acquisition of broadcasting
    properties..............................................            --        800,000      7,393,804     5,700,000
  Cash paid for syndication costs...........................            --             --       (178,847)     (584,313)
  Borrowings under line of credit...........................            --        647,075        215,535            --
  Repayments under line of credit...........................            --       (697,075)            --            --
  Proceeds from sale leaseback transaction..................            --             --             --       141,000
  Proceeds from assumption of capital lease obligation......            --             --             --        28,000
                                                              ------------   ------------   ------------   -----------
        Net cash flows provided by financing activities.....    46,149,534     14,333,486     13,141,745     1,420,698
                                                              ------------   ------------   ------------   -----------
Net increase (decrease) in cash.............................    (2,507,085)    10,203,774     (4,895,545)    5,178,311
Cash, at beginning of period................................    11,029,177        825,403      5,720,948       542,637
                                                              ------------   ------------   ------------   -----------
Cash, at end of period......................................  $  8,522,092   $ 11,029,177   $    825,403   $ 5,720,948
                                                              ============   ============   ============   ===========
Supplementary information:
  Cash paid for interest....................................  $  1,971,803   $  3,459,331   $  2,473,568   $ 1,363,052
  Noncash activities:
    Asset additions under capital lease obligations.........            --         15,882         16,936       211,371
    Assumption of note payable in connection with fund
      merger................................................            --             --        500,000            --

     The accompanying notes are an integral part of the combined financial statements.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
     (DATA WITH REGARD TO JUNE 30, 1997 AND FOR THE SIX-MONTH PERIOD ENDED
                          JUNE 30, 1997 ARE UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION:

     The financial statements and following notes, insofar as they are applicable to the six-month period ended June 30, 1997, and transactions subsequent to February 8, 1997, the date of the Report of Independent Accountants, are not covered by the Report of Independent Accountants. In the opinion of management, all adjustments, consisting of only normal recurring accruals considered necessary for a fair presentation of the unaudited consolidated results of operations for the six-month period ended June 30, 1997, have been included.

     The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year.

     The accompanying financial statements include the combined radio station holdings of Benchmark Communications Radio Limited Partnership (BCRLP), and Benchmark Radio Acquisition Fund I Limited Partnership (BRAF I), Benchmark Radio Acquisition Fund IV Limited Partnership (BRAF IV), Benchmark Radio Acquisition Fund VII Limited Partnership (BRAF VII), and Benchmark Radio Acquisition Fund VIII Limited Partnership (BRAF VIII), (collectively, Benchmark). Financial statements for the period ended June 30, 1997 include Benchmark Radio Acquisition Fund IX Limited Partnership (BRAF IX), Benchmark Radio Acquisition Fund X Limited Partnership (BRAF X) and Benchmark Radio Acquisition Fund XI Limited Partnership (BRAF XI). BCRLP is a Maryland limited partnership formed on June 1, 1991 to invest in and manage radio stations and serves as the general partner for the four funds listed above, as well as other funds not included in these combined financial statements. Benchmark serves certain radio markets in Delaware, Maryland, South Carolina, Virginia, Louisiana, Mississippi and Alabama.

     All significant intercompany accounts and transactions have been eliminated.

  BENCHMARK RADIO ACQUISITION FUND I LIMITED PARTNERSHIP

     BRAF I is a Maryland limited partnership formed on May 16, 1990, and operates radio stations WDOV-AM, WDSD-FM and WSRV-FM.

  BENCHMARK RADIO ACQUISITION FUND IV LIMITED PARTNERSHIP

     BRAF IV is a Maryland limited partnership formed on December 10, 1992, to operate radio stations and its 99.99999% owned subsidiary, Benchmark Radio Acquisition Fund V Limited Partnership (BRAF V) (together, the Fund IV Partnership). BRAF IV is the general partner in BRAF V and BCRLP is the limited partner. The Fund IV Partnership operates radio stations WOSC-FM, WWFG-FM, WCOS-AM/FM, WHKZ-FM, WVOC-AM, and KRMD-AM/FM.

  BENCHMARK RADIO ACQUISITION FUND VII LIMITED PARTNERSHIP

     BRAF VII is a Maryland limited partnership formed on June 20, 1994, and operates WESC-AM/FM, WFNQ-FM and WJMZ-FM.

  BENCHMARK RADIO ACQUISITION FUND VIII LIMITED PARTNERSHIP

     BRAF VIII is a Maryland limited partnership formed on November 15, 1994, and operates WUSQ-FM, WNTW-AM, WYYD-FM, WROV-AM/FM and WFQX-FM.

     On January 1, 1995, Benchmark Radio Acquisition Fund II Limited Partnership (BRAF II), which owned WUSQ-FM and WNTW-AM in Winchester, Virginia, and Benchmark Radio Acquisition Fund VI Limited Partnership (BRAF VI), which owned WFQX-FM in Front Royal, Virginia, were merged into BRAF VIII. The limited partners of BRAF II and BRAF VI collectively received approximately 33 units, of

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP the total of 73 units, in BRAF VIII. The merger has been accounted for in a manner similar to a pooling of interests, whereby the net assets of the merged partnerships are recorded at their carrying amounts at the time of the merger.

  BENCHMARK RADIO ACQUISITION FUND IX LIMITED PARTNERSHIP

     BRAF IX is a Maryland limited partnership formed on December 9, 1996 and operates radio stations WFMX-FM and WSIC-AM.

  BENCHMARK RADIO ACQUISITION FUND X LIMITED PARTNERSHIP

     BRAF X is a Maryland limited partnership formed on December 9, 1996 and operates radio stations WJMI-FM, WOAD-AM and WKXI-AM/FM.

  BENCHMARK RADIO ACQUISITION FUND XI LIMITED PARTNERSHIP

     BRAF XI is a Maryland limited partnership formed on December 9, 1996 and operates radio stations WZHT-FM, WMCZ-FM and WMHS-FM.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  REVENUE RECOGNITION

     Broadcasting operations derive revenue primarily from the sale of program time and commercial announcements to local, regional and national advertisers. Revenue is recognized when the programs and commercial announcements are broadcast.

BARTER TRANSACTIONS

     Barter transactions represent advertising time exchanged for promotional items, advertising, supplies, equipment, and services. Barter revenue is recorded at the fair value of the goods or services received and is recognized in income when the advertisements are broadcast. Goods or services are charged to expense when received or used. Advertising time owed and goods or services due Benchmark are included in accounts payable and accounts receivable, respectively.

INVESTMENT IN LIMITED PARTNERSHIP

     Investment in limited partnership (representing BRAF Fund III which is not included in these combined financial statements) is accounted for using the equity method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method based upon the estimated useful lives of the assets as follows:

                                                               YEARS
                                                              -------
Buildings...................................................    39
Building improvements.......................................  13 - 39
Broadcast equipment.........................................  5 - 25
Furniture, fixtures and equipment...........................  5 - 10

     Leasehold improvements are amortized over the shorter of their useful lives or the terms of the related leases. Costs of repairs and maintenance are charged to operations as incurred.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

INTANGIBLE ASSETS

     Intangible assets are stated at cost, less accumulated amortization. Amortization is determined using the straight-line method based upon the estimated useful lives of the assets as follows:

                                                                  YEARS
                                                         -----------------------
Licenses and authorization costs.......................            25
Organization costs.....................................             5
Deferred financing costs...............................  Life of respective loan
Noncompete agreements..................................             5
Goodwill...............................................            25
Other..................................................            1-5

     Benchmark evaluates intangible assets for potential impairment by analyzing the operating results, trends and prospects of the business, as well as comparing them to their competitors. Benchmark also takes into consideration recent acquisition patterns within the broadcast industry as well as the impact of recently enacted or potential Federal Communications Commission (the FCC) rules and regulations and any other events or circumstances which might indicate potential impairment.

ADVERTISING COSTS

     Benchmark incurs various marketing and promotional costs to add and maintain listenership. These costs are expensed as incurred and totaled approximately $1.6 million, $1.6 million and $1.2 million for the years ended December 31, 1996, 1995 and 1994, respectively.

CONCENTRATION OF CREDIT RISK

     Benchmark's revenue and accounts receivable primarily relate to advertising of products and services within the radio stations' broadcast areas. Benchmark's management performs ongoing credit evaluations of the customers' financial condition and, generally, requires no collateral from their customers. Credit losses have been within management's expectations and adequate allowances for any uncollectible trade receivables are maintained.

INCOME TAXES

     Benchmark is comprised of limited partnerships which are exempt from federal and state income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements as all items of tax attributes pass through pro rata to each partner in accordance with the partnership agreements.

3. UNCERTAINTIES AND USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     On February 8, 1996, the President signed into law the Telecommunications Act of 1996. Among other things, this legislation requires the FCC to relax its numerical restrictions on local ownership and affords renewal applicants significant new protections from competing applications for their broadcast licenses. The ultimate effect of this legislation on the competitive environment is currently undeterminable.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

4. PROPERTY AND EQUIPMENT:

     Property and equipment at December 31, 1996 and 1995 consist of the following:

                                                               1996           1995
                                                            -----------    -----------
Land......................................................  $ 1,489,647    $ 1,532,116
Tower, building and improvements..........................    5,588,771      5,357,989
Broadcast equipment.......................................    9,936,338     10,087,239
Office furniture and fixtures.............................    1,137,222      1,245,332
Equipment under capital leases............................      321,638        293,174
Vehicles..................................................      281,305        310,742
Computer equipment........................................      603,496        516,604
                                                            -----------    -----------
                                                             19,358,417     19,343,196
Less accumulated depreciation.............................   (5,636,871)    (5,187,019)
                                                            -----------    -----------
                                                            $13,721,546    $14,156,177
                                                            ===========    ===========

     Depreciation expense for the years ended December 31, 1996, 1995 and 1994 was $2,409,696, $2,227,478 and $1,680,039, respectively.

5. INTANGIBLE ASSETS:

     Intangible assets at December 31, 1996 and 1995 consist of the following:

                                                               1996           1995
                                                           ------------    -----------
Licenses and authorization costs.........................  $ 42,423,027    $28,335,031
Organization costs.......................................     2,801,440      2,339,639
Deferred financing costs.................................       688,971        460,610
Noncompete agreements....................................     4,685,668      4,785,669
Goodwill.................................................     2,430,590      2,258,490
Other....................................................     1,254,282      1,536,518
                                                           ------------    -----------
                                                             54,283,978     39,715,957
Less accumulated amortization............................   (10,495,805)    (9,511,195)
                                                           ------------    -----------
                                                           $ 43,788,173    $30,204,762
                                                           ============    ===========

     Amortization expense for the years ended December 31, 1996, 1995 and 1994 was $2,910,562, $2,777,767 and $2,469,503, respectively.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

6A. ACQUISITIONS OF BROADCASTING PROPERTIES:

     On January 19, 1995, BRAF VIII purchased substantially all the assets of WYYD-FM for approximately $8.5 million, including acquisition costs and an agreement by the seller not to compete with the station. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

     The acquisition is summarized as follows (in thousands):


Assets acquired:
  Property and equipment....................................  $1,059
  Goodwill and other intangibles............................   7,441
                                                              ------
Purchase price..............................................  $8,500
                                                              ======

     On February 10, 1995, BRAF IV purchased substantially all of the assets of WVOC-AM for approximately $2.5 million including acquisition costs and an agreement by the seller not to compete with the station. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

     The acquisition is summarized as follows (in thousands):


Assets acquired:
  Property and equipment....................................  $1,006
  Goodwill and other intangibles............................   1,494
                                                              ------
Purchase price..............................................  $2,500
                                                              ======

     On March 1, 1995, BRAF VII purchased substantially all the assets of WESC-AM/FM for approximately $8.1 million, including acquisition costs and an agreement by the seller not to compete with the station. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

     The acquisition is summarized as follows (in thousands):


Assets acquired:
  Property and equipment....................................  $3,447
  Goodwill and other intangibles............................   4,653
                                                              ------
Purchase price..............................................  $8,100
                                                              ======

     On January 1, 1996, BRAF VIII purchased substantially all the assets of WROV-AM/FM for approximately $5.8 million, including acquisition costs and an agreement by the seller not to compete with the stations. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

     The acquisition is summarized as follows (in thousands):

Assets acquired:
  Property and equipment....................................  $1,388
  Goodwill and other intangibles............................   4,412
                                                              ------
Purchase price..............................................  $5,800
                                                              ======

     On November 27, 1996, BRAF IV purchased substantially all the assets of KRMD-AM/FM in Shreveport, Louisiana (Shreveport) for approximately $7.5 million, including acquisition costs and an agreement by the seller not to compete with the stations. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statement from the date of the acquisition.

     The acquisition is summarized as follows (in thousands):

Assets acquired:
  Property and equipment....................................  $1,330
  Goodwill and other intangibles............................   6,170
                                                              ------
Purchase price..............................................  $7,500
                                                              ======

     On December 9, 1996, BRAF VII purchased substantially all the assets of WJMZ-FM in Greenville, South Carolina (Greenville) for approximately $7.5 million, including acquisition costs and an agreement by the seller not to compete with the station. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of the acquisition.

     The acquisition is summarized as follows (in thousands):

Assets acquired:
  Property and equipment....................................  $  903
  Goodwill and other intangibles............................   6,597
                                                              ------
Purchase price..............................................  $7,500
                                                              ======

UNAUDITED

     On January 10, 1997, BRAF IX purchased substantially all the assets of WSIC-AM and WFMX-FM for approximately $9.8, including acquisition costs and an agreement by the seller not to compete with the stations. The acquisition has been accounted for a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

     The acquisition is summarized as follows (in thousands):

Assets acquired:
  Property and equipment....................................  $2,119
  Goodwill and other intangibles............................   7,681
                                                              ------
                                                              $9,800
                                                              ======

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

     On March 11, 1997, BRAF IV purchased substantially all the assets of WSCQ-FM in the Columbia, South Carolina market for approximately $4.1 million, including acquisition costs. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

     The acquisition is summarized as follows (in thousands):

Assets acquired:
  Property and equipment....................................  $  736
  Goodwill and other intangibles............................   3,364
                                                              ------
Purchase price..............................................  $4,100
                                                              ======

     On April 9, 1997, BRAF XI purchased substantially all the assets of WZHT-FM and WMCZ-FM for approximately $17.8 million, including acquisition costs and an agreement by the seller not to compete with the stations. The acquisition has been accounted for a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

     The acquisition is summarized as follows (in thousands):

Assets acquired:
  Property and equipment....................................  $   915
  Goodwill and other intangibles............................   16,885
                                                              -------
                                                              $17,800
                                                              =======

     The following table presents the operating results of Benchmark for the six months ended June 30, 1997, compared to pro forma operating results for such period, reflecting the acquisition of WSIC-AM, WFMX-FM, WSCQ-FM, WZHT-FM and WMCZ-FM. The unaudited pro forma information presents combined operating results as though these acquisitions and acquisitions completed during 1997 had occurred at the beginning of the period (in thousands):

                                                                SIX MONTHS ENDED
                                                                 JUNE 30, 1997
                                                              --------------------
                                                              ACTUAL     PRO FORMA
                                                              -------    ---------
                                                                  (UNAUDITED)
Net revenue.................................................  $19,566     $20,512
Net loss....................................................  $ 2,020     $ 1,805

     The following summarizes the combined historical and unaudited pro forma data for the years ended December 31, 1996 and 1995, as though Benchmark's acquisitions of WYYD-FM, WVOC-AM, WESC-AM/FM, WROV-AM/FM, KRMD-AM/FM and WJMZ-FM, had occurred as of January 1, 1995 (in thousands):

                                                YEAR ENDED                 YEAR ENDED
                                             DECEMBER 31, 1996          DECEMBER 31, 1995
                                          -----------------------    -----------------------
                                          HISTORICAL    PRO FORMA    HISTORICAL    PRO FORMA
                                          ----------    ---------    ----------    ---------
Net revenue.............................   $27,255       $30,002      $23,147       $30,615
Net income (loss).......................   $ 6,076       $ 7,334      $(4,344)      $(3,352)

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

6B. RADIO BROADCASTING DISPOSITIONS:

     During 1994, Benchmark sold substantially all of the assets of WZNY-FM and WXFQ-FM/ WGUS-AM for $3,600,000 and $1,284,700, respectively, and had recorded gains of $1,316,741 and $121,076, respectively.

     In October 1996, BRAF IV sold substantially all of the assets of WLTY-FM, WTAR-AM and WKOC-FM for $14.1 million, net of closing costs of approximately $500,000. Benchmark received cash proceeds from the sale and, in November 1996, acquired the assets of KRMD-AM/FM valued at $7.5 million. BRAF IV recorded a gain of $9.6 million.

7. DEBT:

     Debt at December 31, 1996 and 1995 consists of the following:

                                                                 1996           1995
                                                              -----------    -----------
BRAF I:
  Term note, maximum principal amount of $4,700,000;
     interest at bank's prime plus applicable margin ranging
     from  1/2% to 1 1/2% (9.75% at December 31, 1996 and
     1995), due in full on December 31, 2002................  $ 4,249,986    $ 2,269,761
BRAF IV:
  Revolving line of credit, maximum principal amount of
     $13,500,000; interest at LIBOR plus 2% -- 2 3/4% (8.2%
     at December 31, 1996 and 7.4% at December 31, 1995),
     due in full on June 30, 1997...........................   11,900,039     10,600,038
  Subordinated promissory note, maximum principal amount of
     $500,000; interest at 10% per annum due quarterly; due
     in full on October 23, 1996............................           --        437,500
  Notes payable for vehicles................................       12,361         30,594
  Subordinated promissory note, maximum principal amount of
     $1,200,000; interest at 8.25% per annum due monthly;
     due in full in October 1996; personally guaranteed by
     the general partners of BCRLP..........................           --      1,200,000
BRAF VII:
  Bank debt; interest at 8.4% per annum due monthly; due in
     full on June 1, 1999; paid in full on December 9,
     1996...................................................           --      3,325,998
  Line of credit agreement, maximum principal amount of
     $200,000; interest at bank's prime plus 2% (8.25% at
     December 31, 1995); due in full on January 1, 1997;
     paid in full on December 9, 1996.......................           --         50,000
  Note payable to Fund III Acquisition Sub. (See Note 12),
     maximum principal amount of $12,600,000, interest due
     monthly at prime plus 1% (9.25% at December 31, 1996)
     due in full on March 9, 1998...........................   12,600,000             --

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

                                                                 1996           1995
                                                              -----------    -----------
BRAF VIII:
  Revolving line of credit, maximum principal amount of
     $14,500,000; interest at bank's prime rate plus
     applicable margin ranging from  1/4% to  1/2% (8.63% at
     December 31, 1996 and 8.75% at December 31, 1995) per
     annum due monthly; due in full in December 2002........   13,198,441      8,325,000
  Subordinated promissory note, maximum principal amount of
     $500,000; interest at 8% per annum payable monthly; due
     in full on August 31, 1997.............................      425,000        475,000
  Subordinated promissory note, maximum principal amount of
     $1,500,000; interest at bank's prime plus 1% (8.9% at
     December 31, 1996 and 9.25% at December 31, 1995); due
     in full on January 1, 2001.............................    1,500,000             --
  Notes payable for vehicles................................       14,134             --
BCRLP:
  Note payable, maximum principal amount of $75,000;
     interest at 7% per annum due monthly; due in full on
     demand; guaranteed jointly and severally by certain
     general and limited partners of BCRLP..................       75,000         75,000
  Note payable, maximum principal amount of $37,500 assumed
     from an affiliated entity; due in full on demand (See
     Note 10)...............................................       20,000         20,000
  Revolving line of credit, maximum principal amount of
     $250,000; interest at bank's prime rate (8.25% at
     December 31, 1996 and 8.5% at December 31, 1995); due
     in full on demand......................................       65,535        165,535
                                                              -----------    -----------
                                                               44,060,496     26,974,426
  Less: Current portion.....................................   14,219,155     12,846,733
                                                              -----------    -----------
                                                              $29,841,341    $14,127,693
                                                              ===========    ===========

     Borrowings were primarily used to finance the acquisition of additional stations and are collateralized by substantially all of Benchmark's assets.

     The various agreements impose restrictive covenants on Benchmark with respect to, among other things, the maintenance of certain financial ratios and limits on capital expenditures, new indebtedness, investments and disposition of assets. Benchmark was in compliance with all such financial covenants or had obtained waivers for any items of noncompliance as of December 31, 1996.

     At December 31, 1996 the aggregate amounts of debt due during the next five years are as follows:

1997........................................................  $14,219,155
1998........................................................   14,767,925
1999........................................................    2,766,704
2000........................................................    3,217,662
2001........................................................    5,421,900
2002 and thereafter.........................................    3,667,150
                                                              -----------
                                                              $44,060,496
                                                              ===========

8. LEASES AND OTHER COMMITMENTS:

     Effective May 22, 1992, BRAF I entered into a participation agreement with the General Manager of WDSD-FM, WDOV-AM and WSRV-FM which provides for the General Manager to receive a portion (based upon certain vesting criteria) of the "Net Sales Proceeds," as defined, in the event that the stations are sold or a percentage of adjusted cash flow (as defined in the agreement) in the event that the General

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

Manager ceases to be employed by BRAF I. At December 31, 1996, Benchmark had recorded an expense of $140,000 related to this participation agreement due to the agreement dated December 9, 1996 to sell the stations. See Note 12.

     Benchmark leases certain transmitting tower facilities, vehicles, and office space under various operating leases.

     Future minimum lease payments (which reflect leases having noncancelable lease terms in excess of one year) are as follows for the year ended December 31:

                                                              CAPITAL     OPERATING
                                                               LEASES       LEASES
                                                              --------    ----------
1997........................................................  $100,821    $  346,575
1998........................................................    69,316       276,964
1999........................................................    10,156       204,000
2000........................................................     7,090       155,212
2001........................................................        --        53,195
Thereafter..................................................        --        97,171
                                                              --------    ----------
          Total.............................................   187,383    $1,133,117
                                                                          ==========
Less amount representing interest...........................   (29,579)
                                                              --------
Present value of minimum lease payments.....................   157,804
Less current portion........................................   (78,984)
                                                              --------
Obligations under capital leases, net of current portion....  $ 78,820
                                                              ========

     Rental expense under operating leases for the years ended December 31, 1996, 1995 and 1994 was approximately $365,000, $414,000 and $366,000, respectively.

9. PROFIT SHARING PLAN:

     The employees of Benchmark are included in a 401(k) profit sharing plan (the "Plan"). All full-time employees of Benchmark who have attained the age of 21 years are eligible for participation in the Plan after one year and one thousand hours of service. The Plan allows the employees to defer up to 16% of their compensation through a salary reduction arrangement. Benchmark makes a matching contribution equal to 25% of the employees' salary reduction. In addition, Benchmark may make a discretionary contribution to the Plan. Participation in the Plan is subject to a five year vesting schedule. During the years ended December 31, 1996, 1995 and 1994, Benchmark's combined expense related to the Plan was approximately $85,900, $70,700 and $40,300, respectively.

10. RELATED PARTY TRANSACTIONS:

     The various entities defined in Note 1 are involved in certain transactions with each other related to sharing of services and purchasing. These transactions are settled on a current basis through adjustments to partners' equity accounts.

     In February 1996, BRAF VII borrowed $1,500,000 from a limited partner to finance the escrow deposit for the acquisition of WJMZ-FM (Greenville). The note was paid in full on December 9, 1996. In connection with such debt, interest expense of $287,436 was recorded for the year ended December 31, 1996.

     As of July 1, 1992, BCRLP assumed $37,500 of a note payable to limited partners in Benchmark made by an affiliated entity. Interest expense related to this note was immaterial for the years ended December 31, 1996, 1995 and 1994, respectively.

               BENCHMARK COMMUNICATIONS RADIO LIMITED PARTNERSHIP

11. LITIGATION:

     Benchmark is the plaintiff or the defendant in several legal actions, the probable outcomes of which are not considered material, either individually or in the aggregate.

12. PENDING SALE OF BENCHMARK AND OTHER TRANSACTIONS (UNAUDITED):

     On December 9, 1996, Benchmark agreed to be acquired by Capstar Radio Broadcasting Partners, Inc. (Capstar Radio), a Delaware corporation, through an acquisition affiliate, Fund III Acquisition Sub. The sale was completed in August 1997. The purchase price was approximately $189.7 million. In connection with the sale, a general partner received 1,538,461 shares of Capstar Class A Common Stock in lieu of cash, in consideration of a portion of his ownership interest in Benchmark. No adjustments have been made to the combined financial statements to reflect the sale, except as described in Note 8 relating to the participation agreement.

     As part of the acquisition of Benchmark by Capstar Radio and Fund III Acquisition Sub, BRAF VII, along with BRAF IX, BRAF X and BRAF XI entered into separate senior credit agreements with Fund III Acquisition Sub. Under these agreements, BRAF VII, BRAF IX, BRAF X and BRAF XI can collectively borrow up to approximately $60.0 million. Approximately $60.0 million has been loaned to BRAF VII , BRAF IX and BRAF X, net of expenses, of which approximately $12.6 million as of December 31, 1996 has been loaned to BRAF VII, to consummate the acquisition of substantially all of the assets of WJMZ-FM (Greenville) and to refinance debt, and, during January 1997, the remainder has been borrowed by BRAF IX, BRAF X, and BRAF XI to consummate the acquisitions of Statesville, Jackson, and Montgomery and for working capital purposes. All loans under the agreements were repaid in August 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
Community Pacific Broadcasting Company L.P.:

     We have audited the accompanying balance sheet of Community Pacific Broadcasting Company L.P. (the "Partnership") as of December 31, 1996, and the related statements of operations, partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Pacific Broadcasting Company L.P. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

San Jose, California
February 13, 1997

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                                 BALANCE SHEETS

                                     ASSETS

                                                               JUNE 30,      DECEMBER 31,
                                                                 1997            1996
                                                              -----------    ------------
                                                              (UNAUDITED)
Current assets:
  Cash......................................................  $        --    $    38,532
  Accounts receivable, net of allowance for doubtful
     accounts of $41,337 and $70,525, respectively..........       91,875      1,708,213
  Due from Pacific Star.....................................        4,985             --
  Prepaid expenses and other current assets.................      163,453         97,239
                                                              -----------    -----------
          Total current assets..............................      260,313      1,843,984
Property and equipment, net.................................    3,768,774      3,843,508
Intangible assets, net......................................   12,465,169     12,817,337
Other assets................................................           --        125,453
                                                              -----------    -----------
     Total assets...........................................  $16,494,256    $18,630,282
                                                              ===========    ===========

                            LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $    32,329    $   237,996
  Accrued liabilities.......................................      177,672        483,065
  Due to Pacific Star.......................................           --             --
  Current portion of long-term debt.........................      758,750      1,175,125
                                                              -----------    -----------
          Total current liabilities.........................      968,751      1,896,186
Long-term debt, net of current portion......................    7,906,250      8,696,875
                                                              -----------    -----------
          Total liabilities.................................    8,875,001     10,593,061
Commitments (Note 9)
Partners' equity............................................    7,619,255      8,037,221
                                                              -----------    -----------
          Total liabilities and partners' equity............  $16,494,256    $18,630,282
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                            STATEMENTS OF OPERATIONS

                                                               SIX MONTHS
                                                                  ENDED          YEAR ENDED
                                                              JUNE 30, 1997   DECEMBER 31, 1996
                                                              -------------   -----------------
                                                               (UNAUDITED)
Revenue:
  Broadcasting revenue......................................   $2,627,496        $12,318,547
  Less agency commissions...................................      169,368          1,119,613
                                                               ----------        -----------
          Net revenue.......................................    2,458,128         11,198,934
                                                               ----------        -----------
Station operating expenses:
  Programming and technical expense.........................      623,793          3,935,571
  Selling and promotion expense.............................      334,582          2,981,563
  General and administrative expense........................      357,334          1,998,698
                                                               ----------        -----------
          Total station operating expenses..................    1,315,709          8,915,832
Corporate expenses..........................................      372,694            760,150
Depreciation and amortization...............................      713,398          1,416,077
                                                               ----------        -----------
  Operating income (loss)...................................       56,327            106,875
Other income (expense), net.................................       (3,095)            (8,438)
Loss on disposal of assets..................................           --            (10,611)
Interest expense............................................     (468,589)          (933,315)
                                                               ----------        -----------
          Net loss..........................................   $ (415,357)       $  (845,489)
                                                               ==========        ===========

   The accompanying notes are an integral part of these financial statements.

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                   STATEMENTS OF CHANGES IN PARTNERS' EQUITY

                                                                                      TOTAL
                                                          GENERAL      LIMITED      PARTNERS'
                                                          PARTNER     PARTNERS        TOTAL
                                                         ---------   -----------   -----------
Balances as of January 1, 1996.........................  $ 272,872   $ 7,583,322   $ 7,856,194
  Capital contributions from partners..................     20,000     3,058,916     3,078,916
  Capital distributions to partners....................       (800)   (2,051,600)   (2,052,400)
  Net loss.............................................   (176,474)     (669,015)     (845,489)
                                                         ---------   -----------   -----------
Balances as of December 31, 1996.......................    115,598     7,921,623     8,037,221
  Capital distributions to partners (unaudited)........       (800)       (1,809)       (2,609)
  Net loss (unaudited).................................    (86,685)     (328,672)     (415,357)
                                                         ---------   -----------   -----------
Balances as of June 30, 1997 (unaudited)...............  $  28,113   $ 7,591,142   $ 7,619,255
                                                         =========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS
                                                                  ENDED          YEAR ENDED
                                                              JUNE 30, 1997   DECEMBER 31, 1996
                                                              -------------   -----------------
                                                               (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................   $  (415,357)      $  (845,489)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................       713,398         1,416,077
     Loss on sale of fixed assets...........................            --            10,611
     Changes in operating assets and liabilities:
       Accounts receivable, net.............................     1,616,338           116,834
       Prepaid expenses and other current assets............       (66,214)           41,643
       Accounts payable.....................................      (205,667)         (345,207)
       Accrued liabilities..................................      (305,393)         (108,490)
       Due from Pacific Star................................        (4,985)               --
                                                               -----------       -----------
          Net cash provided by operating activities.........     1,332,120           285,979
                                                               -----------       -----------
Cash flows from investing activities:
  Purchase of property and equipment, net of acquisition....      (180,962)         (408,731)
  Proceeds from sale of fixed assets........................            --             3,500
  Intangible assets, net of acquisition.....................      (105,535)         (103,635)
  (Increase) decrease in other assets.......................       125,454           (17,919)
  Cash used in acquisition..................................            --          (450,000)
                                                               -----------       -----------
          Net cash used in investing activities.............      (161,043)         (976,785)
                                                               -----------       -----------
Cash flows from financing activities:
  Proceeds from notes payable...............................            --         1,408,000
  Repayment of notes payable................................    (1,207,000)       (1,650,000)
  Capital contributions from partners.......................            --         3,092,954
  Capital distributions to partners.........................        (2,609)       (2,209,658)
                                                               -----------       -----------
          Net cash (used in) provided by financing
            activities......................................    (1,209,609)          641,296
                                                               -----------       -----------
Net increase (decrease) in cash.............................       (38,532)          (49,510)
Cash, beginning of year.....................................        38,532            88,042
                                                               -----------       -----------
Cash, end of year...........................................   $        --       $    38,532
                                                               ===========       ===========
Supplemental disclosure of cash flow information:
  Interest paid.............................................   $   627,774       $   991,233
                                                               ===========       ===========
Supplemental disclosure of noncash activities:
  Revenue related to barter transactions....................   $   322,837       $ 2,171,006
                                                               ===========       ===========
  Advances from partners converted into equity..............   $        --       $   427,046
                                                               ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS
1. ORGANIZATION:

     Community Pacific Broadcasting Company L.P. (the Partnership), a Delaware limited partnership, was formed April 1, 1992 and operates AM and FM radio broadcasting stations in the following communities as of December 31, 1996:

     - Modesto, California -- KFIV-AM, KJSN-FM, KVFX-FM and KJAX-AM

     - Anchorage, Alaska -- KASH-AM, KASH-FM, KENI-AM and KBFX-FM

     - Des Moines, Iowa -- KGGO-FM, KDMI-AM, and KHKI-FM

  Interim Periods

     The balance sheet as of June 30, 1997 and the statements of operations, partners' equity and cash flows for the three month period ended June 30, 1997 are unaudited. However, in the opinion of management, all adjustments necessary (consisting only of normal recurring adjustments) for a fair presentation of such financial statements have been included. Interim results are not necessarily indicative of results for a full year.

2. USE OF ESTIMATES AND UNCERTAINTIES:

     The Partnership's financial statements have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.

     On February 8, 1996, the President signed into law the Telecommunications Act of 1996. Among other things, this legislation requires the Federal Communications Commission (the "FCC") to relax its numerical restrictions on local ownership and affords renewal applicants significant new protections from competing applications for the broadcast licenses. The ultimate effect of this legislation on the competitive environment is currently undeterminable.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Tower and antennae..................  7-20 years
Broadcast equipment.................  7 to 10 years
Building............................  30 years
Furniture and fixtures..............  7 to 10 years
Automobiles.........................  3-5 years
Leasehold improvements..............  Shorter of the life of the asset or the lease

     When items are retired or sold, the cost and accumulated depreciation are removed and any gain or loss is included in income.

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Intangible Assets:

     Intangible assets are stated at cost, less accumulated amortization. Amortization is determined using the straight-line method based upon the estimated useful lives of the assets as follows:

                                                              YEARS
                                                              -----
FCC licenses and goodwill...................................    20
Organization costs..........................................     5
Noncompetition agreements...................................     5
Other.......................................................   2-5

     On an ongoing basis, management evaluates the recoverability of the net carrying value of intangible assets by reference to the Company's undiscounted anticipated future cash flows.

  Revenue:

     Revenue is recognized when advertisements are broadcast.

  Barter Transactions:

     The Partnership trades or barters commercial air time for syndicated radio shows and for goods and services used for promotional, sales and other business activities. These exchanges are recorded at the fair market value of the radio shows or the goods or services received or the value of the advertising time provided, whichever is more clearly determinable. Revenue from barter transactions is recognized as income when advertisements are broadcast, and radio shows are charged to expense when broadcast, and goods or services are charged to expense or capitalized when used or received. Barter revenue totaled $2,171,006 for the year ended December 31, 1996.

  Advertising Costs:

     The Partnership incurs various marketing and promotional costs to add and maintain listenership. These costs are expensed as incurred and totaled approximately $1,007,626 for the year ended December 31, 1996.

  Concentration of Credit Risk:

     The Partnership's revenue and accounts receivable primarily relate to advertising of products and services within the radio stations' broadcast areas. The Partnership's management perform ongoing credit evaluations of the customers' financial condition and, generally, require no collateral from their customers. The Partnership maintains an allowance for doubtful accounts and past credit losses have been within management's expectations.

  Income Taxes:

     No provision has been made for income taxes since the Partnership is not a taxable entity. Partners report their share of the Partnership's income on their respective tax returns.

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

4. PROPERTY AND EQUIPMENT:

     At December 31, 1996, property and equipment consist of the following:

Land and improvements.......................................  $  131,130
Buildings...................................................     400,603
Tower and antenna systems...................................     952,025
Broadcast and transmitter equipment.........................   2,644,931
Furniture and fixtures......................................     878,730
Leasehold improvements......................................      93,038
                                                              ----------
                                                               5,100,457
Less accumulated depreciation...............................   1,256,949
                                                              ----------
                                                              $3,843,508
                                                              ==========

     Depreciation expense was $473,380 in 1996.

5. INTANGIBLE ASSETS:

     At December 31, 1996, intangible assets consist of the following:

FCC licenses and goodwill...................................  $15,451,996
Organization costs..........................................      103,511
Noncompetition agreements...................................      117,500
Other.......................................................       26,100
                                                              -----------
                                                               15,699,107
Less accumulated amortization...............................    2,881,770
                                                              -----------
                                                              $12,817,337
                                                              ===========

     Amortization expense was $942,697 in 1996.

6. LONG-TERM DEBT:

     In January 1995, the Partnership entered into a variable rate loan agreement with a bank whereby the Partnership could borrow up to $11,500,000. Borrowings under this agreement bear interest at a rate based on the London Interbank Offered Rate (LIBOR) or the bank's prime rate plus the applicable margin, which ranges from 1.50% to 2.75% for LIBOR and prime depending on ratios of debt to operating cash flow. The interest rate is approximately 8.75% as of December 31, 1996 and $9,872,000 is outstanding under this agreement. The Partnership pays a commitment fee of 0.5% per annum on the unused portion of the loan commitment and paid a onetime facility fee of $115,000 in January 1995, which is being amortized over the term of the loan agreement.

     The credit facility agreement contains certain financial and operational covenants and other restrictions with which the Partnership must comply, which include limitations on incurrence of additional indebtedness, partner distributions and redemptions.

     Borrowings under this agreement are collateralized by substantially all assets of the Partnership.

     The carrying amount reported for long-term debt approximates fair value since the underlying instrument bears interest at a variable rate that reprices frequently.

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Total annual maturities of long-term debt, excluding mandatory prepayments, are as follows:

1997........................................................  $1,175,125
1998........................................................   1,653,125
1999........................................................   1,725,000
2000........................................................   2,156,250
2001........................................................   2,515,625
Thereafter..................................................     646,875
                                                              ----------
                                                              $9,872,000
                                                              ==========

7. PARTNERS' EQUITY:

     Under the amended and restated agreement of limited partnership dated December 1, 1995, the general partner is authorized to manage the activities of the Partnership. No management fee is to be paid, although the general partner is reimbursed for expenses incurred. Extraordinary actions, as defined, require the approval of the holders of a majority of the voting partner units (general partner plus Classes B and C limited partner units).

     Losses and profits are allocated among the partners in accordance with the partnership agreement.

     For tax purposes, any gain, loss, income or deductions with respect to property contributed to the Partnership are subject to the special allocation rules of Section 704 of the Internal Revenue Code.

     In December 1995, the Partnership issued warrants to purchase 76,868 units of Class C stock at $0.75 per unit. In July 1996, the Partnership issued warrants to purchase 11,647 units of Class C stock at $0.825 per unit. The warrants expire five years after the date of issuance.

8. EMPLOYEE BENEFIT PLAN:

     The Company maintains a salary deferral 401(k) Plan (the Plan) that allows eligible employees, at their discretion, to make pre-tax contributions to the Plan. The Partnership may make discretionary contributions to the Plan. No amounts have been accrued or paid for such discretionary contributions in respect of the year ended December 31, 1996.

9. COMMITMENTS:

     The Partnership rents certain facilities and equipment under noncancelable operating leases. Minimum annual payments under these leases as of December 31, 1996 are as follows:

1997........................................................    $323,670
1998........................................................     269,566
1999........................................................     245,175
2000........................................................     204,547
2001........................................................     151,938
Thereafter..................................................     220,388
                                                              ----------
          Total.............................................  $1,415,284
                                                              ==========

     Rent expense was approximately $362,685 for the year ended December 31, 1996.

     The Partnership has entered into several royalty agreements in order to broadcast music. Most of these contracts require payments based upon related advertising revenue.

                  COMMUNITY PACIFIC BROADCASTING COMPANY L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10. ACQUISITION:

     In April 1996, the Partnership acquired substantially all the assets of KJAX-AM in Stockton, California, for $450,000 plus acquisition costs of $64,757. The purchase price has been allocated $100,000 to property and equipment, $325,000 to FCC licenses and goodwill and $25,000 to other intangibles.

     The acquisition has been accounted for as an asset purchase. The purchase price has been allocated to the assets acquired based on their estimated fair market value at the date of the acquisition.

     Accordingly, the accompanying financial statements include the results of operations of the acquired entity from the date of acquisition. Had the acquisition occurred January 1, 1996 the Partnership's results of operations for the year ended December 31, 1996 would not have been materially different.

11. PENDING SALE OF PARTNERSHIP:

     On December 26, 1996, the Partnership agreed to be acquired by Capstar Radio Broadcasting Partners, Inc. ("Capstar"), a Delaware corporation, through an acquisition affiliate, Community Acquisition Company, Inc. The sale is subject to regulatory approval. The purchase price is estimated to be approximately $35.0 million and is subject to adjustment. No adjustments have been made to the financial statements to reflect the pending sale.

12. SUBSEQUENT EVENTS (UNAUDITED):

     During the period from March 1, 1997 to July 13, 1997, the Partnership operated under a Local Marketing Agreement ("LMA") with Pacific Star Communications, Inc., an operating subsidiary of Capstar. Pursuant to the LMA, Pacific Star pays the Partnership a fee and assumes operating revenues and certain sales, programming and marketing expenses for the Partnership's radio stations. For the six months ended June 30, 1997, the Partnership recorded broadcasting revenue of $1,040,000 in connection with the LMA.

     On July 14, 1997, Capstar Radio Broadcasting Partners, Inc. acquired substantially all of the assets of the Partnership for approximately $35.0 million.

                              MADISON RADIO GROUP

                            CONDENSED BALANCE SHEET
                                 JUNE 30, 1997
                                  (UNAUDITED)

                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $   386,043
  Certificate of deposit....................................       93,441
  Accounts receivable, net of $25,678 allowance for doubtful
     accounts...............................................    1,290,216
  Accounts receivable, related parties......................      238,832
  Prepaid expenses..........................................       28,651
                                                              -----------
          Total current assets..............................    2,037,183

Property and equipment, net.................................    2,590,492
Intangible assets, net......................................   12,596,369
Other.......................................................      259,157
                                                              -----------
          Total assets......................................  $17,483,201
                                                              ===========

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................  $   500,000
  Accounts payable..........................................      531,324
  Accrued expenses..........................................      207,577
  Trade payable, net........................................       30,830
                                                              -----------

          Total current liabilities.........................    1,269,731
Long-term debt..............................................   13,000,000
Partners' equity............................................    3,213,470
                                                              -----------
          Total liabilities and partners' equity............  $17,483,201
                                                              ===========

   The accompanying notes are an integral part of these financial statements.

                              MADISON RADIO GROUP

                       CONDENSED STATEMENT OF OPERATIONS
              FOR THE PERIOD FROM JANUARY 2, 1997 TO JUNE 30, 1997
                                  (UNAUDITED)

Broadcasting revenue:
  Gross revenue.............................................  $4,646,877
  Less agency commissions...................................     516,635
                                                              ----------
          Net broadcasting revenue..........................   4,130,242
Operating expenses:
  Sales and promotion.......................................   1,000,334
  Programming, engineering and news.........................   1,176,275
  General and administrative................................     410,079
  Depreciation and amortization.............................     752,407
  Management fees and other expenses........................      75,416
                                                              ----------
                                                               3,414,511
                                                              ----------
          Operating income..................................     715,731
Interest expense............................................     686,344
                                                              ----------
          Net income........................................  $   29,387
                                                              ==========

   The accompanying notes are an integral part of these financial statements.

                              MADISON RADIO GROUP

                    CONDENSED STATEMENT OF PARTNERS' EQUITY
              FOR THE PERIOD FROM JANUARY 2, 1997 TO JUNE 30, 1997
                                  (UNAUDITED)

Partners' initial capital contributions, January 2, 1997....  $ 7,146,583
Distribution to partner.....................................   (3,962,500)
Net income for the period from January 2, 1997 to June 30,
  1997......................................................       29,387
                                                              -----------
Partners' equity, June 30, 1997.............................  $ 3,213,470
                                                              ===========

   The accompanying notes are an integral part of these financial statements.

                              MADISON RADIO GROUP

                       CONDENSED STATEMENT OF CASH FLOWS
              FOR THE PERIOD FROM JANUARY 2, 1997 TO JUNE 30, 1997
                                  (UNAUDITED)

Cash from operating activities:
  Net income................................................  $    29,387
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation and amortization..........................      752,407
     Changes in operating assets and liabilities:
       Accounts receivable..................................   (1,290,216)
       Prepaid expenses.....................................       29,954
       Accounts payable and accrued expenses................      774,036
       Trade payable, net...................................        2,840
                                                              -----------
          Net cash provided by operating activities.........      298,408
                                                              -----------
Cash flows from investing activities:
  Advances to related party.................................     (238,832)
  Purchases of property and equipment.......................      (27,195)
  Capstar Broadcasting Partners, Inc. related costs.........     (259,157)
                                                              -----------
          Net cash used in investing activities.............     (525,184)
                                                              -----------
Cash flows from financing activities:
  Proceeds from term loan...................................    3,962,500
  Distribution to partner...................................   (3,962,500)
  Proceeds from capital contributions.......................      612,819
                                                              -----------
          Net cash provided by financing activities.........      612,819
                                                              -----------
          Net increase in cash and cash equivalents.........      386,043
Cash and cash equivalents, beginning of period..............           --
                                                              -----------
Cash and cash equivalents, end of period....................  $   386,043
                                                              ===========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $   686,344
                                                              ===========
Supplemental schedule of noncash activities:
  The Company recorded its initial capital contributions as
     follows:
     Cash...................................................  $   612,819
     Certificate of deposit.................................       93,441
     Prepaid expenses and other.............................       93,740
     Property and equipment.................................    2,841,865
     Intangible assets......................................   13,070,208
     Long-term debt.........................................   (9,537,500)
     Trade payable, net.....................................      (27,990)
                                                              -----------
                                                              $ 7,146,583
                                                              ===========

   The accompanying notes are an integral part of these financial statements.

                              MADISON RADIO GROUP

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     a. Organization and Basis of Presentation: Madison Radio Group (the "Company"), a general partnership, was formed on January 2, 1997, to own and operate radio stations WIBA-AM, WIBA-FM, WMAD-FM, WZEE-FM, WMLI-FM and WTSO-AM, servicing the Madison, Wisconsin area. At Madison Radio Group's inception, Point Communications Limited Partnership ("Point") exchanged its broadcasting and real estate assets of stations WIBA-AM, WIBA-FM, and WMAD-FM and $400,000 cash, subject to its long-term debt, for a 50% partnership interest in the Company and $3,962,500 cash (which was financed by Madison Radio Group borrowings). Simultaneously, Midcontinent Broadcasting Company of Wisconsin, Inc. ("Midcontinent") exchanged its broadcasting and real estate assets of stations WZEE-FM, WMLI-FM and WTSO-AM and $400,000 cash for the remaining 50% partnership interest in the Company. The broadcasting and real estate assets exchanged were recorded at the transferors' cost basis by the Company.

     The Company's financial statements have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the period presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.

     On February 8, 1996, the President signed into law the Telecommunications Act of 1996. Among other things, this legislation requires the Federal Communications Commission (the "FCC") to relax its numerical restrictions on local ownership and affords renewal applicants significant new protections from competing applications for the broadcast licenses. The ultimate effect of this legislation on the competitive environment is currently undeterminable.

     b. Cash Equivalents: For purposes of the Statement of Cash Flows, the Company considers all highly liquid, short-term investments purchased with original maturities of three months or less to be cash equivalents.

     c. Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows: buildings and improvements 5-39 years, tower and antennae 3-15 years, equipment 5-15 years, and other 3-10 years. Expenditures for repairs are expensed while major additions are capitalized. Upon sale or disposal, the asset cost and accumulated depreciation are removed and any gain or loss is recognized in earnings.

     d. Intangible Assets: Intangible assets are stated at cost and amortized on a straight-line basis over their estimated useful lives, as follows:

     FCC broadcast licenses -- 15 years. Accumulated amortization as of June 30, 1997 was $411,984.

     Other intangibles -- 5-15 years. Accumulated amortization as of June 30, 1997 was $14,580.

     Goodwill -- Goodwill acquired prior to November 1, 1970 ($374,223) is not being amortized. Goodwill arising from acquisitions subsequent to November 1, 1970 is being amortized over 15-40 years. Accumulated amortization as of June 30, 1997, was $11,492.

     Deferred financing costs -- loan term. Accumulated amortization as of June 30, 1997 was $25,474.

     Organization costs -- 5 years. Accumulated amortization as of June 30, 1997 was $10,309.

     On an ongoing basis, management evaluates the recoverability of the net carrying value of intangible assets by reference to the Company's undiscounted anticipated future cash flows.

                              MADISON RADIO GROUP

                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
     e. Barter Transactions: The Company exchanges advertising airtime for goods and services, as is customary in the broadcast industry. In accordance with Statement of Financial Accounting Standards No. 63, "Financial Reporting by Broadcasters", revenue is recognized as the advertising is broadcast at the estimated fair market value of goods or services received or to be received. The value of the goods and services received in barter transactions is charged to expense when received or used. Barter revenues and expenses approximated $130,000 for the period from January 2, 1997 to June 30, 1997.

     f. Revenue Recognition: Revenue from the sale of air-time is recognized at the time the related program or advertisement is broadcast.

     g. Concentration of Risk: The Stations operate within the Madison, Wisconsin geographic area. They extend credit to their various customers in the form of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

     h. Allocations and Distributions: The profits and losses of the Company are being allocated among the partners, and cash flow from operations or cash from capital transactions, if any, will be distributed to the partners in accordance with the terms of the partnership agreement.

     i. Income Taxes: No provision for federal or state income taxes has been provided as the partners report their pro rata share of the partnership profits or losses on their tax returns.

2. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following at June 30, 1997:

Land and improvements.......................................    $277,058
Buildings...................................................     830,738
Tower and antennae..........................................     833,737
Equipment...................................................     860,999
Other.......................................................      66,528
                                                              ----------
                                                               2,869,060
Less accumulated depreciation...............................     278,568
                                                              ----------
                                                              $2,590,492
                                                              ==========

     Depreciation expense was $278,568 for the period from January 2, 1997 to June 30, 1997.

3. INTANGIBLE ASSETS:

     Intangible assets consisted of the following at June 30, 1997:

FCC broadcast licenses......................................  $11,210,008
Other intangibles...........................................      850,277
Goodwill....................................................      720,010
Deferred financing costs....................................      186,816
Organization costs..........................................      103,097
                                                              -----------
                                                               13,070,208
Less accumulated amortization...............................      473,839
                                                              -----------
                                                              $12,596,369
                                                              ===========

                              MADISON RADIO GROUP

                                  (UNAUDITED)

4. LONG-TERM DEBT:

     Long-term debt consisted of the following at June 30, 1997:

Term loan payable in quarterly installments of $250,000 to
  $400,000 beginning January, 1998, with a balloon payment
  of remaining balance due October 1, 2001..................  $13,500,000
Less current portion........................................      500,000
                                                              -----------
                                                              $13,000,000
                                                              ===========

     The term loan is subject to certain restrictive financial covenants, including the maintenance of minimum broadcast operating cash flow amounts, and limitations on additional indebtedness, capital expenditures, lease agreements, investments and distributions to partners. The term loan is collateralized by substantially all assets of the Company. The term loan bears interest at the bank's reference rate plus 1.25%-2.50% subject to operating cash flow results (the reference rate was 8.50% at June 30, 1997).

     The carrying amount reported for long-term debt approximates fair value since the underlying instrument bears interest at a variable rate that reprices frequently.

     The aggregate scheduled maturities of debt is as follows:

July 1, 1997 to December 31, 1997...........................  $        --
1998........................................................    1,000,000
1999........................................................    1,250,000
2000........................................................    1,400,000
2001........................................................    9,850,000
                                                              -----------
                                                              $13,500,000
                                                              ===========

5. OPERATING LEASES:

     The Company leases vehicles, office equipment, office space and a tower site under operating leases with future minimum rental payments as follows:

July 1, 1997 to December 31, 1997...........................  $ 46,602
1998........................................................    67,512
1999........................................................    67,512
2000........................................................    67,512
2001........................................................    38,705
Thereafter..................................................   331,000
                                                              --------
                                                              $618,843
                                                              ========

     Rental expense charged to operations was $43,552 for the period from January 2, 1997 to June 30, 1997.

6. LETTER OF CREDIT:

     At June 30, 1997, the Company had a letter of credit outstanding for $90,000. The letter of credit can be drawn upon if the Company fails to make payments due under the terms and conditions of a network agreement which expires in May 1999. The Company has pledged a certificate of deposit as collateral for the letter of credit.

                              MADISON RADIO GROUP

                                  (UNAUDITED)

7. SALE TO CAPSTAR RADIO BROADCASTING PARTNERS, INC.:

     On February 4, 1997, the Company entered into an agreement to sell substantially all the assets of its stations to Capstar Radio Broadcasting Partners, Inc., a radio investment group, for approximately $39.9 million. The transaction was completed in August, 1997.

     During the period from January 2, 1997 to June 30, 1997, the Company incurred $259,157 of costs directly related to the pending sale to Capstar Radio Broadcasting Partners, Inc., which are included in other assets in the accompanying balance sheet.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Capstar Radio Broadcasting Partners, Inc.:

     We have audited the accompanying balance sheet of Midcontinent Broadcasting Co. of Wisconsin, Inc. (the "Company") as of December 31, 1996, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midcontinent Broadcasting Co. of Wisconsin, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Milwaukee, Wisconsin
February 3, 1997

                MIDCONTINENT BROADCASTING CO. OF WISCONSIN, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1996

                                     ASSETS

Current assets:
  Cash......................................................  $   78,996
  Accounts receivable, net of $34,143 allowance for doubtful
     accounts...............................................     718,133
  Prepaid expenses and other assets.........................      17,088
                                                              ----------
          Total current assets..............................     814,217
Property and equipment, net.................................     686,433
Intangible assets, net......................................   3,031,048
Other.......................................................     101,085
                                                              ----------
          Total assets......................................  $4,632,783
                                                              ==========

                  LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........................................  $   25,226
  Accounts payable, related party...........................       7,083
  Accrued expenses..........................................     119,274
                                                              ----------
          Total current liabilities.........................     151,583
Due to Parent...............................................   1,369,004
Stockholder's equity:
  Common stock, no par value, 2,500 shares authorized, 2,000
     shares issued and outstanding..........................     200,000
  Retained earnings.........................................   2,912,196
                                                              ----------
          Total stockholder's equity........................   3,112,196
                                                              ----------
          Total liabilities and stockholder's equity........  $4,632,783
                                                              ==========

   The accompanying notes are an integral part of these financial statements.

                MIDCONTINENT BROADCASTING CO. OF WISCONSIN, INC.

                   STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Broadcasting revenue:
  Gross revenue.............................................  $3,876,324
  Less agency commissions...................................     430,031
                                                              ----------
          Net broadcasting revenue..........................   3,446,293
Operating expenses:
  Programming, technical and news...........................     988,406
  Sales, advertising and promotion..........................   1,221,541
  General and administrative................................     345,283
  Depreciation and amortization.............................     405,091
                                                              ----------
                                                               2,960,321
                                                              ----------
     Operating income.......................................     485,972
Other income:
  Rental income.............................................      47,207
  Other.....................................................      21,952
                                                              ----------
                                                                  69,159
                                                              ----------
     Income before income taxes.............................     555,131
Provision for income taxes..................................     188,745
                                                              ----------
  Net income................................................     366,386
Retained earnings:
  Beginning of year.........................................   2,545,810
                                                              ----------
  End of year...............................................  $2,912,196
                                                              ==========

   The accompanying notes are an integral part of these financial statements.

                MIDCONTINENT BROADCASTING CO. OF WISCONSIN, INC.

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Cash flows from operating activities:
  Net income................................................  $ 366,386
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    405,091
     Changes in operating assets and liabilities:
       Accounts receivable..................................   (240,785)
       Prepaid expenses and other assets....................     17,838
       Accounts payable.....................................    (56,069)
       Accrued expenses.....................................    (72,929)
                                                              ---------
          Net cash provided by operating activities.........    419,532
                                                              ---------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (66,893)
  Madison Radio Group related costs.........................   (101,085)
  Other.....................................................    (15,182)
                                                              ---------
          Net cash used in investing activities.............   (183,160)
                                                              ---------
Cash flows from financing activities:
  Due to Parent.............................................   (251,932)
                                                              ---------
          Net cash used in financing activities.............   (251,932)
                                                              ---------
          Net decrease in cash..............................    (15,560)
Cash, beginning of year.....................................     94,556
                                                              ---------
Cash, end of year...........................................  $  78,996
                                                              =========

   The accompanying notes are an integral part of these financial statements.

                MIDCONTINENT BROADCASTING CO. OF WISCONSIN, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     a. Organization and Basis of Presentation: Midcontinent Broadcasting Co. of Wisconsin, Inc. (the "Company") is a wholly-owned subsidiary of Midcontinent Broadcasting Co., which in turn is wholly-owned by Midcontinent Media, Inc. (the "Parent"). The Company owns and operates radio stations WZEE-FM, WTSO-AM and WMLI-FM (the "Stations") serving the Madison, Wisconsin area.

     The Company's financial statements have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.

     On February 8, 1996, the President signed into law the Telecommunications Act of 1996. Among other things, this legislation requires the Federal Communications Commission (the "FCC") to relax its numerical restrictions on local ownership and affords renewal applicants significant new protections from competing applications for the broadcast licenses. The ultimate effect of this legislation on the competitive environment is currently undeterminable.

     b. Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets as follows: buildings and improvements 5-39 years, tower and antennae 3-15 years, equipment 5-15 years, and other 3-10 years. Expenditures for repairs are expensed while major additions are capitalized. Upon sale or disposal, the asset cost and accumulated depreciation are removed and any gain or loss is recognized in earnings.

     c. Intangible Assets: Intangible assets are stated at cost and amortized on a straight-line basis over their estimated useful lives, as follows:

          FCC broadcast licenses -- 15 years. Accumulated amortization as of December 31, 1996 was $190,903.

          Goodwill -- Goodwill acquired prior to November 1, 1970 ($374,223) is not being amortized. Goodwill arising from acquisitions subsequent to November 1, 1970 is being amortized over 40 years. Accumulated amortization as of December 31, 1996 was $88,098.

          Other -- Five years. Accumulated amortization at December 31, 1996 was $7,048.

          On an ongoing basis, management evaluates the recoverability of the net carrying value of intangible assets by reference to the Company's undiscounted anticipated future cash flows.

     d. Barter Transactions: The Company exchanges advertising airtime for goods and services, as is customary in the broadcast industry. In accordance with Statement of Financial Accounting Standards No. 63, "Financial Reporting by Broadcasters", revenue is recognized as the advertising is broadcast at the estimated fair market value of goods or services received or to be received. The value of the goods and services received in barter transactions is charged to expense when received or used. Barter revenues and expenses were approximately $45,000 and $53,000, respectively, for 1996.

     e. Revenue Recognition: Revenue from the sale of air-time is recognized at the time the related program or advertisement is broadcast.

     f. Concentration of Risk: The Stations operate within the Madison, Wisconsin geographic area. They extend credit to their various customers in the form of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

                MIDCONTINENT BROADCASTING CO. OF WISCONSIN, INC.

     g. Income Taxes: The Company files a consolidated federal income tax return with the Parent, which provides for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires the liability method of accounting for deferred income taxes. The consolidated provision for income taxes is allocated among the members of the consolidated group based upon each member's pre-tax earnings compared to the consolidated pre-tax earnings. The liability for income taxes is included in Due to Parent in the accompanying balance sheet. At December 31, 1996, there was no provision for deferred income taxes, as temporary differences between tax and financial reporting bases of assets and liabilities are immaterial.

2. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following at December 31, 1996:

Land........................................................  $   27,013
Buildings and improvements..................................     520,077
Tower and antennae..........................................     567,569
Equipment...................................................   1,249,975
Other.......................................................      66,262
                                                              ----------
                                                               2,430,896
Less accumulated depreciation...............................   1,744,463
                                                              ----------
                                                              $  686,433
                                                              ==========

     Depreciation expense was $211,319 in 1996.

3. INTANGIBLE ASSETS:

     Intangible assets consisted of the following at December 31, 1996:

FCC broadcast licenses......................................  $2,749,000
Goodwill....................................................     532,523
Other intangibles...........................................      35,574
                                                              ----------
                                                               3,317,097
Less accumulated amortization...............................     286,049
                                                              ----------
                                                              $3,031,048
                                                              ==========

4. ACCRUED EXPENSES:

     Accrued expenses consisted of the following at December 31, 1996:

Salaries, wages and benefits................................  $ 45,149
Property taxes..............................................    38,367
Music license fees..........................................    11,478
Professional fees...........................................     9,300
Other.......................................................    14,980
                                                              --------
                                                              $119,274
                                                              ========

                MIDCONTINENT BROADCASTING CO. OF WISCONSIN, INC.

5. INCOME TAXES:

     The provision for income taxes for 1996 consists of the following:

Currently payable
  Federal...................................................  $144,190
  State.....................................................    44,555
                                                              --------
                                                              $188,745
                                                              ========

     The following reconciles the statutory federal income tax rate with the effective income tax rate:

Statutory federal income tax rate...........................   34.0%
State income tax, net.......................................    5.3
Effect of tax sharing arrangement among consolidated
  group.....................................................   (5.3)
                                                              -----
Effective income tax rate...................................   34.0%
                                                              =====

6. EMPLOYEE BENEFIT PLAN:

     The Company, along with other affiliated companies, participates in a profit sharing plan for substantially all full-time employees who have at least one year of service and have attained age 21. Company contributions, which are based on a percentage of the compensation paid to eligible employees, approximated $32,000 for 1996.

     The Company is not obligated to provide any postretirement medical and life insurance benefits or any other postretirement benefits to employees.

7. SUBSEQUENT EVENT:

     On January 2, 1997, the Company exchanged its broadcasting and real estate assets of stations WZEE-FM, WMLI-FM and WTSO-AM and $400,000 cash for a 50% partnership interest in Madison Radio Group (a general partnership). Simultaneously, Point Communications Limited Partnership ("Point"), a company that also owns and operates radio stations serving the Madison, Wisconsin area, exchanged its broadcasting and real estate assets of stations WMAD-FM, WIBA-FM and WIBA-AM and $400,000 cash, subject to its long-term debt, for the remaining 50% partnership interest in Madison Radio Group, and $3,962,500 cash (which was financed by Madison Radio Group borrowings). During 1996, the Company incurred $101,085 of costs directly related to its investment in Madison Radio Group, which are included in other assets on the accompanying balance sheet.

     In February 1997, Madison Radio Group entered into an agreement to sell substantially all the assets of its stations to Capstar Broadcasting Partners, Inc., a radio investment group. The transaction was completed in August 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Point Communications Limited Partnership:

     We have audited the accompanying balance sheet of Point Communications Limited Partnership (the "Partnership") as of December 31, 1996, and the related statements of operations, partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Point Communications Limited Partnership as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Milwaukee, Wisconsin
February 3, 1997

                    POINT COMMUNICATIONS LIMITED PARTNERSHIP

                                 BALANCE SHEET
                               DECEMBER 31, 1996

                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $   260,670
  Certificate of deposit....................................       93,441
  Accounts receivable, net of $65,000 allowance for doubtful
     accounts...............................................    1,309,154
  Accounts receivable, related party........................       59,320
  Prepaid expenses..........................................       43,064
                                                              -----------
          Total current assets..............................    1,765,649
Property and equipment, net.................................    2,339,617
Intangible assets, net......................................   10,060,913
Other.......................................................      103,097
                                                              -----------
          Total assets......................................  $14,269,276
                                                              ===========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $   912,500
  Accounts payable..........................................      204,645
  Accounts payable, related party...........................       15,765
  Accrued expenses..........................................      135,156
  Trade payable, net........................................       25,311
                                                              -----------
          Total current liabilities.........................    1,293,377
Long-term debt..............................................    8,625,000
Partners' equity............................................    4,350,899
                                                              -----------
          Total liabilities and partners' equity............  $14,269,276
                                                              ===========

   The accompanying notes are an integral part of these financial statements.

                    POINT COMMUNICATIONS LIMITED PARTNERSHIP

                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Broadcasting revenue:
  Gross revenue.............................................  $ 6,235,475
  Less agency commissions...................................      634,833
                                                              -----------
          Net broadcasting revenue..........................    5,600,642
Operating expenses:
  Sales and promotion.......................................    1,276,030
  Programming, engineering and news.........................    1,467,136
  General and administrative................................      685,926
  Depreciation and amortization.............................    1,538,196
  Management fees and other expenses........................      178,749
                                                              -----------
                                                                5,146,037
                                                              -----------
     Operating income.......................................      454,605
Other income (expense):
  Interest expense..........................................   (1,071,241)
  Interest income...........................................        7,916
                                                              -----------
                                                               (1,063,325)
                                                              -----------
     Net loss...............................................  $  (608,720)
                                                              ===========

   The accompanying notes are an integral part of these financial statements.

                    POINT COMMUNICATIONS LIMITED PARTNERSHIP

                         STATEMENT OF PARTNERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                         GENERAL      LIMITED
                                                         PARTNER      PARTNERS        TOTAL
                                                         -------     ----------     ----------
Partners' equity, January 1, 1996......................  $50,484     $4,909,135     $4,959,619
Net loss for 1996......................................   (6,195)      (602,525)      (608,720)
                                                         -------     ----------     ----------
Partners' equity, December 31, 1996....................  $44,289     $4,306,610     $4,350,899
                                                         =======     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                    POINT COMMUNICATIONS LIMITED PARTNERSHIP

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Cash flows from operating activities:
  Net loss..................................................  $ (608,720)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation and amortization..........................   1,538,196
     Changes in operating assets and liabilities:
       Accounts receivable..................................    (293,368)
       Prepaid expenses.....................................       3,648
       Accounts payable and accrued expenses................      90,615
       Trade payable, net...................................      19,584
                                                              ----------
          Net cash provided by operating activities.........     749,955
                                                              ----------
Cash flows from investing activities:
  Madison Radio Group related costs.........................    (103,097)
  Advances to related party.................................     (32,082)
  Purchases of property and equipment.......................     (80,058)
  Other.....................................................      (5,510)
                                                              ----------
          Net cash used in investing activities.............    (220,747)
                                                              ----------
Cash flows from financing activities:
  Principal payments on term loan...........................    (462,500)
                                                              ----------
          Net cash used in financing activities.............    (462,500)
                                                              ----------
          Net increase in cash and cash equivalents.........      66,708
Cash and cash equivalents, beginning of year................     193,962
                                                              ----------
Cash and cash equivalents, end of year......................  $  260,670
                                                              ==========
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $  985,801
                                                              ==========

   The accompanying notes are an integral part of these financial statements.

                    POINT COMMUNICATIONS LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     a. Organization and Basis of Presentation: Point Communications Limited Partnership (the "Partnership") was formed to acquire, own and operate radio stations WIBA-AM, WIBA-FM, WMAD-AM and WMAD-FM (the "Stations") servicing the Madison, Wisconsin area. The general partner of Point Communications L.P. is a corporation wholly-owned by the president of the radio stations. Included in management fees and other expenses in the Statement of Operations are management fees paid to the general partner and other costs related to the general partner's activities.

     The Partnership's financial statements have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the period presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.

     On February 8, 1996, the President signed into law the Telecommunications Act of 1996. Among other things, this legislation requires the Federal Communications Commission (the "FCC") to relax its numerical restrictions on local ownership and affords renewal applicants significant new protections from competing applications for the broadcast licenses. The ultimate effect of this legislation on the competitive environment is currently undeterminable.

     b. Cash Equivalents: For purposes of the Statement of Cash Flows, the Partnership considers all highly liquid, short-term investments purchased with original maturities of three months or less to be cash equivalents.

     c. Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows: buildings and improvements 15-39 years, tower and antennae 5-15 years, equipment 5-7 years, and other 3-5 years. Expenditures for repairs are expensed while major additions are capitalized. Upon sale or disposal, the asset cost and accumulated depreciation are removed and any gain or loss is recognized in earnings.

     d. Intangible Assets: Intangible assets are stated at cost and amortized on a straight-line basis over their estimated useful lives, as follows:

          FCC broadcast licenses -- 15 years. Accumulated amortization as of December 31, 1996 was $848,533.

          Other intangibles -- 15 years. Accumulated amortization as of December 31, 1996 was $82,089.

          Goodwill -- 15 years. Accumulated amortization as of December 31, 1996 was $25,721.

          Deferred financing costs -- loan term. Accumulated amortization as of December 31, 1996 was $67,933.

          Organization cost -- 5 years. Accumulated amortization as of December 31, 1996 was $26,033.

     On an ongoing basis, management evaluates the recoverability of the net carrying value of intangible assets by reference to the Partnership's undiscounted anticipated future cash flows.

     e. Barter Transactions: The Partnership exchanges advertising airtime for goods and services, as is customary in the broadcast industry. In accordance with Statement of Financial Accounting Standards No. 63, "Financial Reporting by Broadcasters", revenue is recognized as the advertising is broadcast at the estimated fair market value of goods or services received or to be received. The value of the goods and services

                    POINT COMMUNICATIONS LIMITED PARTNERSHIP received in barter transactions is charged to expense when received or used. Barter revenues and expenses approximated $214,000 for 1996.

     f. Revenue Recognition: Revenue from the sale of air-time is recognized at the time the related program or advertisement is broadcast.

     g. Concentration of Risk: The Stations operate within the Madison, Wisconsin geographic area. They extend credit to their various customers in the form of accounts receivable. The Partnership performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

     h. Allocations and Distributions: The profits and losses of the Partnership are being allocated among the partners, and cash flow from operations or cash from capital transactions, if any, will be distributed to the partners in accordance with the terms of the partnership agreement.

     i. Income Taxes: No provision for federal or state income taxes has been provided as the partners report their pro rata share of the partnership profits or losses on their individual tax returns.

2. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following at December 31, 1996:

Land and improvements.......................................  $  283,200
Buildings...................................................     725,720
Tower and antennae..........................................     986,770
Equipment...................................................     703,640
Other.......................................................     148,983
                                                              ----------
                                                               2,848,313
Less accumulated depreciation...............................     508,696
                                                              ----------
                                                              $2,339,617
                                                              ==========

     Depreciation expense was $383,010 in 1996.

3. INTANGIBLE ASSETS:

     Intangible assets consisted of the following at December 31, 1996:

FCC broadcast licenses......................................       $  9,546,000
Other intangibles...........................................            911,544
Goodwill....................................................            301,306
Deferred financing costs....................................            254,749
Organization costs..........................................             97,623
                                                                   ------------
                                                                     11,111,222
Less accumulated amortization...............................          1,050,309
                                                                   ------------
                                                                   $ 10,060,913
                                                                   ============

                    POINT COMMUNICATIONS LIMITED PARTNERSHIP

4. LONG-TERM DEBT:

     Long-term debt consisted of the following at December 31, 1996:

Term loan payable in quarterly installments of $212,500 to
  $400,000, with a balloon payment of remaining balance due
  August 1, 2000, bearing interest at the bank's reference
  rate plus 2.5% (reference rate was 8.25% at December 31,
  1996).....................................................  $9,537,500
Less current portion........................................     912,500
                                                              ----------
                                                              $8,625,000
                                                              ==========

     The term loan is subject to certain restrictive financial covenants, including the maintenance of minimum broadcast operating cash flow amounts, and limitations on additional indebtedness, capital expenditures, lease agreements, investments and distributions to partners.

     The term loan is collateralized by substantially all assets of the Partnership.

     The carrying amount reported for long-term debt approximates fair value since the underlying instrument bears interest at a variable rate that reprices frequently.

     The aggregate scheduled maturities of debt in subsequent years is as follows:

1997........................................................  $  912,500
1998........................................................   1,125,000
1999........................................................   2,100,000
2000........................................................   5,400,000
                                                              ----------
                                                              $9,537,500
                                                              ==========

5. OPERATING LEASES:

     The Partnership leases vehicles, office equipment, office space and a tower site under operating leases with future minimum rental payments as follows:

1997........................................................  $ 87,004
1998........................................................    67,512
1999........................................................    67,512
2000........................................................    67,512
2001........................................................    38,705
Thereafter..................................................   331,000
                                                              --------
                                                              $659,245
                                                              ========

     Rental expense charged to operations was $84,382 for 1996.

6. LETTER OF CREDIT:

     At December 31, 1996, the Partnership had a letter of credit outstanding for $90,000. The letter of credit can be drawn upon if the Partnership fails to make payments due under the terms and conditions of a network agreement which expires in May 1997. The Partnership has pledged a certificate of deposit as collateral for the letter of credit.

                    POINT COMMUNICATIONS LIMITED PARTNERSHIP

7. SUBSEQUENT EVENTS:

     On January 2, 1997, the Partnership exchanged its broadcasting and real estate assets of stations WMAD-FM, WIBA-FM and WIBA-AM and $400,000 cash, subject to its long-term debt, for a 50% partnership interest in Madison Radio Group (a general partnership), and $3,962,500 cash (which was financed by Madison Radio Group borrowings). Simultaneously, Midcontinent Broadcasting Co. of Wisconsin, Inc. ("Midcontinent"), a company that also owns and operates radio stations serving the Madison, Wisconsin area, exchanged its broadcasting and real estate assets of stations WZEE-FM, WMLI-FM and WTSO-AM and $400,000 cash for the remaining 50% partnership interest in Madison Radio Group. During 1996, the Partnership incurred $103,097 of costs directly related to its investment in Madison Radio Group, which are included in other assets on the accompanying balance sheet. Also, on January 2, 1997, the Partnership contributed the assets of its WMAD-AM station with a net book value of approximately $230,000 to an educational institution and received $85,000 cash.

     On February 4, 1997, Madison Radio Group entered into an agreement to sell substantially all the assets of its stations to Capstar Radio Broadcasting Partners, Inc., a radio investment group. The transaction was completed in August 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Ameron Broadcasting, Inc.:

     We have audited the accompanying balance sheet of Ameron Broadcasting, Inc. (a Missouri corporation) as of December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ameron Broadcasting, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

St. Louis, Missouri
May 14, 1997

                           AMERON BROADCASTING, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1997            1996
                                                              -------------   ------------
                                                               (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   306,685    $    54,237
  Accounts receivable, net of allowance for doubtful
     accounts of $43,310 and $115,697, respectively.........     1,748,948      1,758,295
  Prepaid assets and other..................................       195,011        158,131
                                                               -----------    -----------
          Total current assets..............................     2,250,644      1,970,663
                                                               -----------    -----------
PROPERTY, PLANT AND EQUIPMENT...............................     3,982,096      3,949,846
ACCUMULATED DEPRECIATION....................................    (2,179,527)    (1,962,993)
                                                               -----------    -----------
          Net property, plant and equipment.................     1,802,569      1,986,853
                                                               -----------    -----------
INTANGIBLE ASSETS:
  Federal Communications Commission licenses................     7,024,472      7,182,920
  Goodwill..................................................     5,789,368      5,919,954
                                                               -----------    -----------
          Total intangible assets...........................    12,813,840     13,102,874
                                                               -----------    -----------
          Total assets......................................   $16,867,053    $17,060,390
                                                               ===========    ===========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Note payable to related party.............................   $ 4,430,000    $ 4,320,000
  Current maturities of long-term debt......................     1,000,000      1,000,000
  Accounts payable and accrued liabilities..................       692,660        677,154
                                                               -----------    -----------
          Total current liabilities.........................     6,122,660      5,997,154
LONG-TERM DEBT..............................................     4,062,500      4,812,500
                                                               -----------    -----------
          Total liabilities.................................    10,185,160     10,809,654
                                                               -----------    -----------
STOCKHOLDERS' EQUITY:
  Common stock, $1 par value, 1,410,000 shares authorized,
     1,316,502 shares issued and outstanding................     1,316,502      1,316,502
  Additional paid-in capital................................    12,433,654     12,433,654
  Accumulated deficit.......................................    (7,068,263)    (7,499,420)
                                                               -----------    -----------
          Total stockholders' equity........................     6,681,893      6,250,736
                                                               -----------    -----------
          Total liabilities and stockholders' equity........   $16,867,053    $17,060,390
                                                               ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                           AMERON BROADCASTING, INC.

                            STATEMENTS OF OPERATIONS

                                                               NINE MONTHS
                                                                  ENDED         YEAR ENDED
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1997             1996
                                                              -------------    ------------
                                                               (UNAUDITED)

REVENUE.....................................................   $6,884,649      $ 9,123,212
LESS Agency commissions.....................................      789,786          992,249
                                                               ----------      -----------
          Total net revenue.................................    6,094,863        8,130,963
                                                               ----------      -----------
OPERATING EXPENSES:
  Engineering and programming...............................    1,749,007        2,581,547
  Selling, general and administrative.......................    2,603,446        3,276,141
  Depreciation and amortization.............................      505,568          662,903
                                                               ----------      -----------
          Total operating expenses..........................    4,858,021        6,520,591
                                                               ----------      -----------
          Income from operations............................    1,236,842        1,610,372
                                                               ----------      -----------
OTHER EXPENSE (INCOME):
  Interest expense..........................................      658,941          842,881
  Interest income...........................................      (13,046)          (6,810)
  Other, net................................................      159,790           83,446
                                                               ----------      -----------
          Other expense, net................................      805,685          919,517
                                                               ----------      -----------
          Net income (loss).................................   $  431,157      $   690,855
                                                               ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                           AMERON BROADCASTING, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                         ADDITIONAL                       TOTAL
                                              COMMON       PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                              STOCK        CAPITAL       DEFICIT         EQUITY
                                            ----------   -----------   ------------   -------------
BALANCE, December 31, 1995................  $1,316,002   $12,426,559   $(8,190,275)    $5,552,286
  Net income..............................          --            --       690,855        690,855
  Issuance of 500 shares of common
     stock................................         500         7,095            --          7,595
                                            ----------   -----------   -----------     ----------
BALANCE, December 31, 1996................   1,316,502    12,433,654    (7,499,420)     6,250,736
  Net income (unaudited)..................          --            --       431,157        431,157
                                            ----------   -----------   -----------     ----------
BALANCE, September 30, 1997 (unaudited)...  $1,316,502   $12,433,654   $(7,068,263)    $6,681,893
                                            ==========   ===========   ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                           AMERON BROADCASTING, INC.

                            STATEMENTS OF CASH FLOWS

                                                               NINE MONTHS
                                                                  ENDED         YEAR ENDED
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1997             1996
                                                              -------------    ------------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................    $ 431,157      $   690,855
  Adjustments to reconcile net income to cash provided by
     operating activities --
     Depreciation and amortization..........................      505,568          663,106
     Loss on sale of fixed assets...........................           --              592
  Changes in net assets and liabilities --
     Accounts receivable....................................        9,347         (372,472)
     Prepaid and other assets...............................      (36,880)         (41,068)
     Accounts payable and accrued liabilities...............       15,506          (54,011)
                                                                ---------      -----------
          Net cash provided by operating activities.........      924,698          887,002
                                                                ---------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................      (32,250)        (177,444)
  Proceeds from sale of fixed assets........................           --            4,900
                                                                ---------      -----------
          Net cash used in investing activities.............      (32,250)        (172,544)
                                                                ---------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings on note payable to related party...........      110,000          390,000
  Payments on long-term debt................................     (750,000)      (1,000,000)
  Decrease in outstanding check liability...................           --          (57,916)
  Proceeds from issuance of common stock....................           --            7,595
                                                                ---------      -----------
          Net cash used in financing activities.............     (640,000)        (660,321)
                                                                ---------      -----------
          Net increase in cash..............................      252,448           54,137
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD...............       54,237              100
                                                                ---------      -----------
CASH AND CASH EQUIVALENTS END OF PERIOD.....................    $ 306,685      $    54,237
                                                                =========      ===========
SUPPLEMENTAL CASH FLOW DISCLOSURE INFORMATION -- Cash paid
  during the period for interest............................    $ 687,443      $   776,618
                                                                =========      ===========

   The accompanying notes are an integral part of these financial statements.

                           AMERON BROADCASTING, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS:

     Ameron Broadcasting, Inc. (the Company), a Missouri corporation, operates three radio stations in the Birmingham, Alabama, market. The Company operates in a highly competitive market and revenues may fluctuate significantly based on programming ratings of the stations within the market.

 Unaudited Interim Financial Statements

     The financial statements and notes, in so far as they are applicable to the nine-month period ended September 30, 1997, are not covered by the Report of Independent Accountants. The unaudited interim financial statements reflect all adjustments consisting of only normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for the nine months ended September 30, 1997, are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Uncertainties and Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     On February 8, 1996, the President signed into law the Telecommunications Act of 1996. Among other things, this legislation requires the Federal Communications Commission to relax its numerical restrictions on local ownership and affords renewal applicants significant new protections from competing applications for their broadcast licenses. The ultimate effect of this legislation on the competitive environment is currently indeterminable.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand and other investments with original maturities of three months or less.

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

                                                              ASSET
                                                              LIFE
                                                              -----
Buildings...................................................   30
Towers and transmitters.....................................   10
Leasehold improvements......................................   10
Studio equipment............................................  5-10
Office furniture............................................    5
Automobiles.................................................   2-5

                           AMERON BROADCASTING, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
     Property, plant and equipment consists of the following as of December 31, 1996:

Land........................................................  $  465,370
Buildings and equipment.....................................   1,035,595
Towers and transmitters.....................................   1,673,707
Furniture and fixtures......................................     512,593
Leasehold improvements and other............................     262,581
                                                              ----------
                                                              $3,949,846
                                                              ==========

  Intangible Assets

     Intangible assets are being amortized on a straight-line basis over the life of the assets as follows:


Federal Communications Commission licenses..................   40
Goodwill....................................................   40

     Amortization expense on intangible assets totaled approximately $385,000 for the year ended December 31, 1996. Accumulated amortization aggregated $2,106,649 at December 31, 1996.

  Revenue Recognition

     Broadcasting revenue is recognized when commercials are aired.

  Concentration of Credit Risk

     The Company's revenue and accounts receivable primarily relate to advertising of products and services within the radio stations' broadcast areas. The Company performs ongoing credit evaluation of its customers and maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

  Barter Transactions

     The Company enters into barter agreements involving the exchange of advertising time for products or services. In accordance with industry standards, all barter transactions are valued at the estimated fair value of the products or goods received. Barter revenue is recorded when the advertisement is broadcast and barter expenses are recorded when the products or services are used.

  Income Taxes

     The Company has made an election to be treated as an S Corporation under the provisions of the Internal Revenue Code. All income and losses flow through to the stockholders who are responsible for all applicable income taxes. Accordingly, no provision or credit is reflected in the financial statements for federal and state income taxes.

                           AMERON BROADCASTING, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
     The accounting methods used by the Company are substantially the same for financial reporting and tax purposes with the exception of accounting for depreciation and amortization expenses and the allowance for doubtful accounts. The following summarizes the significant differences between the financial reporting basis and federal income tax basis of certain assets and liabilities:

Assets:
  FCC licenses and other intangible assets..................  $  992,000
  Accrued expenses..........................................      28,000
  Reserve for bad debts.....................................      13,000
                                                              ----------
                                                              $1,033,000
                                                              ==========
Liabilities:
  Property, plant and equipment.............................  $ (282,000)
                                                              ==========

3. LONG-TERM DEBT:

     Long-term debt at December 31, 1996, consists of a term loan payable to SouthTrust Bank of Alabama, N.A. (the "Bank") maturing on June 30, 2000. Interest on this loan is at the Bank's base rate or LIBOR plus 1.75%, as elected by the Company. In 1996, the Company changed its election from the Bank's base rate to LIBOR plus 1.75%. At December 31, 1996, LIBOR plus 1.75% was 7.10%. The term loan is secured by securities pledged by the primary stockholder of the Company.

     Long-term debt maturities as of December 31, 1996, are summarized as follows:

1997........................................................  $1,000,000
1998........................................................   1,000,000
1999........................................................   1,000,000
2000........................................................   2,812,500
2001........................................................          --
                                                              ----------
          Total debt........................................   5,812,500
Less -- Current maturities..................................   1,000,000
                                                              ----------
          Long-term debt....................................  $4,812,500
                                                              ==========

     The carrying amount of the Company's debt approximates market value.

4. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into operating leases related to the stations' corporate offices, tower and the studio facilities. Future minimum lease payments excluding amounts payable for common area maintenance as of December 31, 1996, are as follows:

1997........................................................  $ 90,007
1998........................................................    90,007
1999........................................................    90,007
2000........................................................    67,506
2001........................................................        --
                                                              --------
                                                              $337,527
                                                              ========

                           AMERON BROADCASTING, INC.

4. COMMITMENTS AND CONTINGENCIES (CONTINUED):
     Rent expense excluding amounts related to common area maintenance for the year ended December 31, 1996, was approximately $76,000. The Company recognizes rent expense on a straight-line method over the lease term. As of December 31, 1996, cumulative rent expense in excess of rent payments totaled $51,000 and is included in accounts payable and accrued liabilities in the accompanying balance sheet.

     The Company is involved in certain legal proceedings and other claims arising in the ordinary course of business. The Company's management believes the final resolution of these matters will not have a material impact on the financial statements.

5. BENEFIT PLANS:

     The Company has a defined contribution plan which covers substantially all full-time employees. The plan is a combined 401(k) plan with companies affiliated by common ownership. Under the plan, employees are permitted to defer receipt of a portion of their compensation. The Company's matching rate is discretionary, with a current rate of 65% of each employee's contribution up to 6% of compensation. Additionally, the Company can make additional discretionary contributions. Total matching contributions were $47,000 for the year ended December 31, 1996. There were no additional discretionary contributions made in 1996.

6. RELATED-PARTY TRANSACTIONS:

     The Company has a $4,320,000 short-term note payable due to Ameron Fund, Inc., an entity related by common ownership. The note is a revolving line of credit which is due upon demand and expires July 1999. Under the agreement, borrowings up to $4,500,000 are available. Interest is payable monthly based on the prime rate. The prime interest rate was 8.25% at December 31, 1996. The Company paid approximately $403,000 in interest to Ameron Fund, Inc. during 1996. The carrying amount of the related party debt approximates market value.

     The Company has a management agreement with a company owned by the Company's principal stockholder. Management services include general management, employee benefits administration, banking and financing services. The management fee is based on a set agreement and totaled $40,000 in 1996. Management fees payable to the management company totaled $10,000 at December 31, 1996, and are included in accounts payable and accrued liabilities in the accompanying balance sheet.

7. STOCK OPTIONS:

     The Company has a stock option plan for key executives and certain board members. The Company, at its discretion, offers the participant the option to purchase a number of shares of common stock. The option expires 60 days after the option date. With the exercise of these options, the participant receives four additional options which are immediately exercisable, and expire seven years from the issuance date or upon the participant's termination. All options are exercisable at prices based upon a formula as defined in the agreement.

     In addition, the Company has a stock agreement with an officer which allows the officer to earn options to purchase up to 7% of the Company's outstanding common stock at $1 per share based upon the Company achieving specified levels of operating profits. As of December 31, 1996, 10,460 options have been earned under the plan. The agreement also contains provisions allowing the Company and the major stockholder a right of first refusal for any prospective sale of stock earned under the agreement. In the event of the officer's employment termination, he has the right to require the Company to repurchase all shares purchased under the agreement and the Company has the right to require the officer to sell all shares purchased under the agreement at a selling price based on the appraised market value of the shares. Neither the officer nor the

                           AMERON BROADCASTING, INC.

7. STOCK OPTIONS (CONTINUED):
Company may exercise these rights under the earlier of the sale of the corporation to a third party or five years from the date of the agreement.

     No compensation expense has been recorded since inception of the stock option plans described above as the amount was not material to the financial statements. During 1996, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 consistent with the provisions of this statement, the Company's net income would have been reduced by approximately $33,000 to arrive at pro forma net income for December 31, 1996.

     The fair value of each option has been estimated on the date of grant using the estimated fair value of the Company divided by the total number of shares of stock and options outstanding as of December 31, 1996. The fair value of the Company is based upon the estimated prospective selling price of the Company's assets net of reserves and other liabilities.

     A summary of the combined activity and balances for the Company's stock options for the two plans as of December 31, 1996, and changes during the year ended on that date is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              SHARES     PRICE
                                                              ------    --------
Options outstanding, beginning of year......................  40,680     $10.37
Options granted.............................................   2,500      12.15
Options exercised...........................................    (500)     15.19
Options canceled............................................      --         --
                                                              ------
Options outstanding, end of year............................  42,680      10.60
                                                              ======
Options exercisable at year-end.............................  42,680      10.60
Weighted average fair value of options granted during the
  year......................................................  $13.40
                                                              ======

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                                OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                       -------------------------------------   -----------------------
                                          NUMBER       WEIGHTED                   NUMBER
                                       OUTSTANDING      AVERAGE     WEIGHTED   EXERCISABLE    WEIGHTED
                                            AT         REMAINING    AVERAGE         AT        AVERAGE
              RANGE OF                 DECEMBER 31,   CONTRACTUAL   EXERCISE   DECEMBER 31,   EXERCISE
           EXERCISE PRICES                 1996          LIFE        PRICE         1996        PRICE
           ---------------             ------------   -----------   --------   ------------   --------
$ 1.00 to $ 4.36.....................     19,132      48.2 months    $ 2.23       19,132       $ 2.23
$10.06 to $14.10.....................      6,672      36.2 months     12.24        6,672        12.24
$15.19 to $20.00.....................     16,876      36.6 months     19.43       16,876        19.43
                                          ------                                  ------
                                          42,680                     $10.60       42,680       $10.60
                                          ======                                  ======

8. SUBSEQUENT EVENT:

     On April 24, 1997, a contract was signed with another broadcast company for the sale of the Company. The transaction was completed in October 1997 pending FCC approval.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Patterson Broadcasting, Inc.:

     We have audited the accompanying consolidated balance sheets of Patterson Broadcasting, Inc. and subsidiaries (a Delaware corporation) as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996, and for the period from May 1, 1995 (inception) through December 31, 1995, as revised for 1996 (see Note 1). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patterson Broadcasting, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and cash flows for the years ended December 31, 1997, 1996, and for the period from May 1, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
  March 20, 1998

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1997            1996
                                                              ------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  1,084,000    $  3,046,000
  Accounts receivable, less allowances for doubtful accounts of $758,000 at December 31, 1997, and $402,000 at
     December 31, 1996......................................    10,506,000       9,426,000
  Prepaid expenses and other current assets.................     1,088,000         932,000
  Deferred income taxes (Note 6)............................       579,000         458,000
                                                              ------------    ------------
          Total current assets..............................    13,257,000      13,862,000
                                                              ------------    ------------
PROPERTY, PLANT, AND EQUIPMENT:
  Land and land improvements................................     1,290,000       1,261,000
  Buildings and leasehold improvements......................     3,718,000       3,362,000
  Equipment.................................................    17,778,000      15,809,000
                                                              ------------    ------------
                                                                22,786,000      20,432,000
  Less accumulated depreciation.............................    (2,875,000)     (1,305,000)
                                                              ------------    ------------
     Total property, plant and equipment -- net.............    19,911,000      19,127,000
                                                              ------------    ------------
INTANGIBLE AND OTHER ASSETS:
  Cost of purchased businesses in excess of net tangible
     assets acquired (Note 2)...............................   119,961,000     109,089,000
  Deposits..................................................        53,000          40,000
  Other assets..............................................     3,595,000       4,315,000
  Deferred income taxes (Note 6)............................            --         196,000
                                                              ------------    ------------
     Total intangible and other assets -- net...............   123,609,000     113,640,000
                                                              ------------    ------------
          Total assets......................................  $156,777,000    $146,629,000
                                                              ============    ============
                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................  $  3,606,000    $  3,503,000
  Accrued interest..........................................       251,000         393,000
  Accrued dividends.........................................       302,000         250,000
  Note payable (Note 2).....................................            --         600,000
  Accrued income taxes......................................       110,000         173,000
                                                              ------------    ------------
          Total current liabilities.........................     4,269,000       4,919,000
                                                              ------------    ------------
DEFERRED INCOME TAXES (Note 6)..............................     1,455,000              --
                                                              ------------    ------------
LONG-TERM DEBT (Note 3).....................................    79,500,000      67,000,000
                                                              ------------    ------------
REDEEMABLE WARRANTS (Note 4)................................    13,943,000      11,921,000
                                                              ------------    ------------
OTHER LIABILITIES...........................................        56,000          97,000
                                                              ------------    ------------
REDEEMABLE PREFERRED STOCK, $1.00 par value, 100,000 shares
  authorized 3,016 and 2,700 issued and outstanding at
  December 31, 1997 and 1996, respectively (Note 4).........    23,723,000      19,816,000
                                                              ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDERS' EQUITY (Note 5):
  Class A Common Stock, $.01 par value, 200,000 shares
     authorized, 70,571.91 issued and outstanding at
     December 31, 1997 and 1996.............................         1,000           1,000
  Class B Common Stock, $.01 par value, 200,000 shares
     authorized, 4,227 issued and outstanding at December
     31, 1997 and 1996 Additional paid-in capital...........    52,901,000      52,137,000
  Accumulated deficit.......................................   (19,071,000)     (9,262,000)
                                                              ------------    ------------
          Total stockholders' equity........................    33,831,000      42,876,000
                                                              ------------    ------------
          Total liabilities and stockholders' equity........  $156,777,000    $146,629,000
                                                              ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    PERIOD FROM
                                                                                    MAY 1, 1995
                                                              YEAR ENDED            (INCEPTION)
                                                             DECEMBER 31,             THROUGH
                                                      --------------------------    DECEMBER 31,
                                                         1997           1996            1995
                                                      -----------    -----------    ------------
Net revenues........................................  $53,053,000    $41,369,000    $ 4,613,000
                                                      -----------    -----------    -----------
Operating expenses..................................   37,271,000     29,725,000      3,623,000
LMA fee.............................................       63,000        500,000             --
Corporate expense...................................    3,749,000      2,374,000      1,217,000
Regional expense....................................      947,000        143,000             --
Patterson planning management fee...................      250,000        250,000        146,000
Depreciation and amortization.......................    5,273,000      3,537,000        391,000
                                                      -----------    -----------    -----------
                                                       47,553,000     36,529,000      5,377,000
                                                      -----------    -----------    -----------
Income (loss) from operations.......................    5,500,000      4,840,000       (764,000)
                                                      -----------    -----------    -----------
Other income (expense):
  Interest expense..................................   (7,574,000)    (5,052,000)      (458,000)
  Increase in fair value of redeemable warrants
     (Note 4).......................................   (2,022,000)    (5,499,000)            --
  Interest income...................................       13,000         70,000        148,000
  Other -- net......................................      (63,000)       (33,000)        (3,000)
                                                      -----------    -----------    -----------
Loss before income taxes............................   (4,146,000)    (5,674,000)    (1,077,000)
Income tax (expense) benefit (Note 6)...............   (1,704,000)       282,000             --
                                                      -----------    -----------    -----------
Net loss............................................  $(5,850,000)   $(5,392,000)   $(1,077,000)
                                                      ===========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                     ADDITIONAL                         TOTAL
                                           COMMON      PAID-IN      ACCUMULATED     STOCKHOLDERS'
                                           STOCK       CAPITAL        DEFICIT          EQUITY
                                           ------    -----------    ------------    -------------
BALANCE, May 1, 1995 (inception).........  $  --     $        --    $         --     $        --
  Equity contribution....................  1,000      35,099,000              --      35,100,000
  Net loss...............................     --              --      (1,077,000)     (1,077,000)
                                           ------    -----------    ------------     -----------
BALANCE, December 31, 1995...............  1,000      35,099,000      (1,077,000)     34,023,000
  Equity contribution, net of issuance
     costs...............................     --      17,038,000              --      17,038,000
  Accretion of redeemable preferred
     stock...............................     --              --        (543,000)       (543,000)
  Dividends declared on redeemable
     preferred stock.....................     --              --      (2,250,000)     (2,250,000)
  Net loss...............................     --              --      (5,392,000)     (5,392,000)
                                           ------    -----------    ------------     -----------
BALANCE, December 31, 1996...............  1,000      52,137,000      (9,262,000)     42,876,000
  Accretion of redeemable preferred
     stock...............................     --              --        (747,000)       (747,000)
  Dividends declared on redeemable
     preferred stock.....................     --              --      (3,212,000)     (3,212,000)
  Contingent award of common stock
     pursuant to compensation plan.......     --         764,000              --         764,000
  Net loss...............................     --              --      (5,850,000)     (5,850,000)
                                           ------    -----------    ------------     -----------
BALANCE, December 31, 1997...............  $1,000    $52,901,000    $(19,071,000)    $33,831,000
                                           ======    ===========    ============     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    PERIOD FROM
                                                                                    MAY 1, 1995
                                                             YEAR ENDED             (INCEPTION)
                                                          DECEMBER 31, 1995           THROUGH
                                                     ---------------------------    DECEMBER 31,
                                                         1997           1996            1995
                                                     ------------   ------------    ------------
OPERATING ACTIVITIES:
  Net loss.........................................  $ (5,850,000)  $ (5,392,000)   $ (1,077,000)
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation..................................     1,580,000      1,175,000         166,000
     Amortization..................................     3,693,000      2,362,000         225,000
     Deferred financing costs......................       636,000        429,000              --
     Contingent award of common stock..............       764,000             --              --
     Increase in fair value of redeemable
       warrants....................................     2,022,000      5,499,000              --
     Loss on disposal of property, plant, and
       equipment...................................        71,000         31,000              --
     Changes in assets and liabilities, net of
       effects from acquisitions and dispositions:
     Accounts receivable...........................    (1,080,000)    (5,243,000)     (2,492,000)
     Prepaid expenses and other current assets.....      (156,000)       (53,000)       (279,000)
     Accounts payable and accrued expenses.........       103,000        955,000       1,219,000
     Accrued interest..............................      (142,000)       359,000          34,000
     Accrued income taxes..........................       (63,000)       173,000              --
     Deferred income taxes.........................     1,530,000       (455,000)             --
     Other.........................................       (53,000)        35,000         (28,000)
                                                     ------------   ------------    ------------
     Net cash provided by (used in) operating
       activities..................................     3,055,000       (125,000)     (2,232,000)
                                                     ------------   ------------    ------------
INVESTING ACTIVITIES:
  Purchases of media properties, net of cash
     acquired......................................   (16,213,000)   (92,915,000)    (36,923,000)
  Purchases of property, plant, and equipment......    (1,233,000)    (1,036,000)       (107,000)
  Disposal of property, plant, and equipment,
     net...........................................       (71,000)        21,000              --
  Deposits in escrow...............................            --             --      (2,900,000)
  Net proceeds on disposal of media property.......            --      2,100,000              --
  Deferred acquisition costs.......................            --        (84,000)       (768,000)
  Other............................................            --             --        (156,000)
                                                     ------------   ------------    ------------
     Net cash used in investing activities.........   (17,517,000)   (91,914,000)    (40,854,000)
                                                     ------------   ------------    ------------
FINANCING ACTIVITIES:
  Equity contributions.............................            --     17,500,000      35,100,000
  Issuance of redeemable preferred stock and
     warrants......................................            --     25,000,000              --
  Borrowings under bank credit facility............  17,500,000..     86,500,000      10,000,000
  Repayment of borrowings under bank credit
     facility......................................    (5,000,000)   (29,500,000)             --
  Financing and issuance costs.....................            --     (4,629,000)     (1,800,000)
                                                     ------------   ------------    ------------
     Net cash provided by financing activities.....    12,500,000     94,871,000      43,300,000
                                                     ------------   ------------    ------------
NET INCREASE (DECREASE) IN CASH....................    (1,962,000)     2,832,000         214,000
CASH AND CASH EQUIVALENTS, BEGINNING
  OF PERIOD........................................     3,046,000        214,000              --
                                                     ------------   ------------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD...........  $  1,084,000   $  3,046,000    $    214,000
                                                     ============   ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

     Patterson Broadcasting, Inc. was organized in May 1995 for the purpose of owning and operating radio stations. At December 31, 1997, the Company owned and operated radio stations in Savannah, Georgia; Allentown, Pennsylvania; Honolulu, Hawaii; Fresno, California; Grand Rapids, Michigan; Battle Creek, Michigan; Reno, Nevada; Harrisburg, Pennsylvania; Pensacola, Florida; and Springfield, Illinois.

     Of the 70,572 issued shares of Class A common stock, 65.9% are held by The Dyson-Kissner-Moran Corporation (DKM).

  Revision to 1996 Financial Statements

     Previously issued financial statements for 1996 included a $2,062,000 deferred tax asset attributable to the expense of $5,499,000 recognized for the increase in the fair value of redeemable warrants (Note 4). Based on additional analysis of the potential federal income tax consequences of redeeming the warrants, management has concluded that the Company can not derive a federal income tax benefit from redeeming the warrants. Accordingly, the 1996 financial statements have been revised to eliminate the $2,062,000 deferred tax asset thereby increasing the 1996 net loss from the $3,330,000 previously reported to $5,392,000.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Patterson Broadcasting, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated in consolidation.

  Revenue Recognition

     Radio advertising revenues are recognized when the related advertisements are broadcast and are recorded net of advertising agency commissions. Exchanges of advertising time for products and services are recorded at the estimated fair value of the products or services received.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash, money market funds, overnight deposits, and investments with original maturities of three months or less when purchased.

  Property, Plant, and Equipment

     Property, plant, and equipment is stated at cost. Depreciation is computed by the straight-line method using estimated useful lives of the individual assets which range from 5 to 40 years.

  Deferred Financing Costs

     Costs associated with obtaining debt financing are capitalized and amortized over the term of the related debt.

  Intangible and Other Assets

     Costs of purchased businesses in excess of net tangible assets acquired are stated at cost less accumulated amortization and primarily consist of FCC broadcast licenses and goodwill. The FCC licenses and goodwill, recorded at $122,520,000 and $110,306,000 at December 31, 1997 and 1996, respectively, are being amortized using the straight-line method over periods not exceeding 40 years. Noncompete agreements and other intangibles, recorded at $3,708,000 and $1,358,000 at December 31, 1997 and 1996, respectively, are being

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES amortized using the straight-line method over two to five years. Accumulated amortization at December 31, 1997 and 1996, was $6,267,000 and $2,575,000,
respectively.

     On a continuing basis, the Company reviews the financial statement carrying amounts of its operating units for impairment. Specifically, this process includes a comparison of the carrying amounts of the operating units to their estimated fair values, an analysis of estimated future cash flows and an evaluation as to whether an operating unit might be sold in the near future. If this process concludes that the carrying amount of an operating unit's assets will not be recovered from either future operations or sale, a write down of the operating unit's assets is recognized through a charge to operations.

  Income Taxes

     Deferred income taxes are recorded using Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to compute deferred income taxes based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ACQUISITIONS, DISPOSITIONS AND PRO FORMA FINANCIAL INFORMATION:

     In July 1995, the Company purchased radio station WCHY-AM/FM in Savannah, Georgia, for $5,200,000 in cash. In September 1995, the Company purchased radio stations WEEX-AM and WODE-FM in Allentown, Pennsylvania, radio stations KRZR-FM and KTHT-FM in Fresno, California, and radio stations KSSK-AM/FM and KUCD-FM in Honolulu, Hawaii, for $30,590,000 in cash.

     In January 1996, the Company purchased radio stations WLHT-FM, WGRD-FM and WRCV-AM in Grand Rapids, Michigan, and radio stations WBCK-AM, WBXX-FM, WRCC-AM and WWKN-FM in Battle Creek, Michigan, for $21,400,000 in cash.

     In January 1996, the Company purchased radio stations KCBN-AM, KRNO-FM and KWNZ-FM in Reno, Nevada, for $4,100,000 in cash.

     In January 1996, the Company purchased radio stations KCBL-AM and KBOS-FM in Fresno, California, for $6,250,000 in cash.

     In January 1996, the Company sold radio station KTHT-FM in Fresno, California, for $2,200,000 in cash.

     In March 1996, the Company purchased radio stations WTCY-AM, WNNK-FM in Harrisburg, Pennsylvania, and radio station WXBM-FM in Pensacola, Florida, for $31,200,000 in cash, including accounts receivable.

     In April 1996, the Company purchased radio station WYKZ-FM in Savannah, Georgia, for $1,500,000 in cash.

     In August 1996, the Company purchased radio stations WFMB-AM/FM, WCVS-FM in Springfield, Illinois, for $7,000,000 in cash.

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

     In November 1996, the Company purchased radio stations KIKI-AM/FM, KKLV-FM and KHVH-AM in Honolulu, Hawaii, for $9,100,000 in cash, of which $600,000 was paid in January 1997. Such amount is recorded as a note payable at December 31, 1996.

     In November 1996, the Company purchased radio stations WAEV-FM, WLVH-FM and WSOK-AM in Savannah, Georgia, for $11,000,000 in cash, including accounts receivable.

     In November 1996, the Company purchased radio station WWSF-FM in Pensacola, Florida, for $1,820,000 in cash, including accounts receivable.

     In June 1997, the Company purchased radio station WMEZ-FM in Pensacola, Florida, for $7,000,000 in cash.

     In August 1997, the Company purchased radio stations KSOF-FM and KRDU-AM in Fresno, California, for $6,000,000 in cash. The Company began to operate these stations under LMA agreements in April 1997.

     In October 1997, the Company purchased radio station WQFN-FM in Grand Rapids, Michigan, for approximately $1,900,000 in cash. The Company began to operate this station under an LMA agreement in May 1997.

     The acquisitions have been accounted for using the purchase method of accounting. The consolidated statements of operations include the operations of the acquired businesses since their respective date of acquisition.

     The following unaudited pro forma financial information gives effect to the above acquisitions and disposition as if such transactions had occurred at the beginning of the period presented.

                                                       YEAR ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1997           1996           1995
                                              -----------    -----------    -----------
Net revenues...............................   $53,934,000    $51,514,000    $47,281,000
Income from operations.....................     6,093,000      6,638,000      5,640,000
Net loss...................................    (2,446,000)    (6,578,000)    (1,831,000)

     The pro forma information also reflects adjustments to interest expense and income taxes resulting from the transactions and is not necessarily indicative of either results of operations that would have been achieved if such transactions had occurred at the beginning of the periods presented or of future results of operations.

     The Company has operated stations under time brokerage agreements (TBA's) or local marketing agreements (LMA's) whereby the Company agreed to purchase from the broadcast station licensee certain broadcast time on the station and to provide programming to and sell advertising on the station during the purchased time. Accordingly, the Company received all the revenue derived from the advertising sold during the purchased time, paid certain expenses of the station and performed other functions. The broadcast station licensee retains responsibility for ultimate control of the station in accordance with FCC policies. As of December 31, 1997, the Company had acquired all stations operated under LMA's during 1997.

3. LONG-TERM DEBT:

     Long-term debt is summarized as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------    -----------
Bank Credit Facility.....................................   $79,500,000    $67,000,000

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

     On June 20, 1996, the Company amended and restated its variable rate loan agreement (the "Credit Facility"). The agreement was amended to increase the available credit up to $150,000,000 by adding new lenders and amending certain other provisions. The interest rate on the Credit Facility floats with the prime rate established by the agent but can be fixed by the Company for up to six months based upon a Eurodollar rate. The interest rate includes a borrowing premium which varies from 1/4% to 3 1/4% depending on the Company's ratio of total indebtedness to annualized operating cash flow for revolving credit loans, as defined in the Credit Facility, and based on the interest rate option selected. The Credit Facility also includes a commitment fee of 1/2% on the unused portion of the Credit Facility. The Company may incur borrowings under the Credit Facility until June 30, 2003; however, commitment reductions begin December 31, 1997, with a final commitment reduction date of June 30, 2003. In addition, beginning in 1998, the Company is required to prepay outstanding borrowings to the extent of any excess cash flow as defined. The Credit Facility is secured by a pledge of the stock of and is guaranteed by all subsidiaries of the Company and contains certain restrictive covenants, including the maintenance of cash flow ratios and limitations on additional borrowings, mergers, acquisitions, dispositions, and certain restricted payments.

     In connection with the sale of the Company (Note 13), the debt was repaid in January 1998.

4. REDEEMABLE PREFERRED STOCK AND WARRANTS:

     In April 1996, the Company issued 2,500 shares of Series A Cumulative Redeemable Preferred Stock (the Preferred Stock) along with warrants for total proceeds of $25,000,000. The Preferred Stock carries a 12% per annum cumulative dividend rate and is redeemable April 2005, at $25,000,000 plus accrued and unpaid dividends. The proceeds were allocated between the Preferred Stock and warrants based on their estimated fair values. The Preferred Stock is being increased to its redemption price during the period from date of issuance until April 2005. The dividends are payable in cash or at the option of the Company in additional shares of Preferred Stock at a rate of 3/100 of one share for each $300 of such dividends paid. The dividend payment date is each March 1, June 1, September 1, and December 1, beginning June 1, 1996. During 1997, the Company paid $3,160,000 in dividends by issuing 316 additional shares, and during 1996, the Company paid $2,000,000 in dividends by issuing 200 additional shares. In addition, the shares of Preferred Stock are subject to mandatory redemption upon the occurrence of certain specified events and are subject to optional redemption by the Company at any time and upon the occurrence of certain specified events, in each case at specified redemption prices based upon the date of any such event. There are no redemption requirements for the next five years.

     The warrants, which are exercisable upon issuance, entitle the holder to receive 12,177 shares of Class A Common Stock at an exercise price of $.01 per share. The warrants expire April 2006. In addition, subject to certain conditions, the warrants (and any shares of Common Stock issued upon the exercise thereof) may be put to the Company at any one time after April 1, 2001, and may be called at the option of the Company after April 1, 2002. The warrants are measured at their fair value at December 31, 1997 and 1996, and, as a result, a change in the fair value of $2,022,000 and $5,499,000 was recorded as other expense during 1997 and 1996, respectively.

     In connection with the sale of the Company (Note 13), the Preferred Stock was redeemed and the warrants were exercised in January 1998.

5. STOCKHOLDERS' EQUITY:

     In February 1996, the Company reclassified the initial Common Stock to Class A Common Stock and increased the authorized shares to 200,000, $.01 par value per share. The Company also created a new class of non-voting Common Stock known as Class B Common Stock, with 200,000 shares authorized, $.01 par value per share.

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

     The Company issued Class A Common Stock of 7,221.25 shares for $5,125,000 in February 1996, 3,452.16 shares for $2,450,000 in July 1996, and 9,757.59 shares for $6,925,000 in October 1996. The Company also issued 4,227 shares of Class B Common Stock for $3,000,000 in February 1996.

     One of the shareholders has the right to purchase up to 1,160 additional shares of Class A Common Stock at a price of $.01 per share on the earlier of the occurrence of certain specified events or February 27, 1999. These additional shares were issued in January 1998 in connection with the sale of the Company (Note 13).

6. INCOME TAXES:

     Income tax expense (benefit) is summarized as follows:

                                                                                 PERIOD FROM
                                                                                 MAY 1, 1995
                                                                                 (INCEPTION)
                                       YEAR ENDED           YEAR ENDED             THROUGH
                                    DECEMBER 31, 1997    DECEMBER 31, 1996    DECEMBER 31, 1995
                                    -----------------    -----------------    -----------------
Current:
Federal...........................     $       --            $      --            $      --
State.............................        173,000              173,000                   --
                                       ----------            ---------            ---------
          Total...................        173,000              173,000                   --
                                       ----------            ---------            ---------
Deferred:
Federal...........................      1,410,000              108,000             (374,000)
State.............................        121,000             (143,000)             (46,000)
Change in valuation allowance.....             --             (420,000)             420,000
                                       ----------            ---------            ---------
          Total...................      1,531,000             (455,000)                  --
                                       ----------            ---------            ---------
Income tax expense (benefit)......     $1,704,000            $(282,000)           $      --
                                       ==========            =========            =========

     Income tax expense (benefit) computed using the federal statutory tax rate is reconciled to the reported income tax expense (benefit) as follows:

                                                                                 PERIOD FROM
                                                                                 MAY 1, 1995
                                                                                 (INCEPTION)
                                       YEAR ENDED           YEAR ENDED             THROUGH
                                    DECEMBER 31, 1997    DECEMBER 31, 1996    DECEMBER 31, 1995
                                    -----------------    -----------------    -----------------
Federal statutory tax rate........     $(1,451,000)         $(1,986,000)          $(377,000)
State income taxes, net of federal
  tax benefit.....................          90,000             (183,000)            (46,000)
Change in valuation allowance.....              --             (420,000)            420,000
Nondeductible amortization........       1,171,000              131,000                  --
Nondeductible depreciation........         264,000                   --                  --
Nondeductible meals and
  entertainment...................          97,000               59,000                  --
Nondeductible adjustment to NOL...         455,000                   --                  --
Nondeductible increases in fair
  value of warrants...............         768,000            2,062,000                  --
Nondeductible transaction costs...         205,000                   --                  --
Other -- net......................         105,000               55,000               3,000
                                       -----------          -----------           ---------
          Total...................     $ 1,704,000          $  (282,000)          $      --
                                       ===========          ===========           =========

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

     The tax effects of significant items comprising the Company's net deferred tax asset are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------    -----------
Deferred tax assets
  Accruals not currently deductible.......................  $   441,000    $   374,000
  Compensation accruals not currently deductible..........      125,000         84,000
  Operating loss carryforward.............................    6,134,000      4,053,000
  Other...................................................       13,000          5,000
                                                            -----------    -----------
          Total deferred tax assets.......................    6,713,000      4,516,000
Deferred tax liabilities:
  Difference in book and tax basis of property............   (2,601,000)    (1,503,000)
  Difference in book and tax basis of intangible assets...   (3,542,000)      (913,000)
                                                            -----------    -----------
          Total deferred tax liabilities..................   (6,143,000)    (2,416,000)
                                                            -----------    -----------
Valuation allowance.......................................   (1,446,000)    (1,446,000)
                                                            -----------    -----------
Net deferred tax asset (liability)........................  $  (876,000)   $   654,000
                                                            ===========    ===========

     For 1995, the Company was included in the consolidated federal income tax return of DKM. Effective February 27, 1996, the Company was no longer included in DKM's consolidated federal income tax return. This deconsolidation resulted from additional equity contributions which lowered DKM's stock ownership below eighty percent.

     The Company and DKM have a tax sharing agreement addressing the utilization of the Company's net operating losses in DKM's consolidated federal tax return. Per this agreement, the Company computed its tax liability as if it filed a separate tax return. DKM will reimburse the Company when the Company would have utilized the net operating loss carryforward generated through February 27, 1996, on a stand alone basis. DKM's obligation to reimburse remains in effect although the Company no longer files a consolidated return with DKM.

     At February 27, 1996, the net operating loss carryforward included in DKM's consolidated federal income tax return was estimated at $2,180,000. This net operating loss carryforward is subject to separate return limitations as the result of the deconsolidation discussed above.

     At December 31, 1997 and 1996, the Company had approximately $16,143,000 and $10,509,000, respectively, in net operating loss carryforwards for federal income tax purposes. Such amounts include the portion attributable to losses included in DKM's consolidated return. These loss carryforwards, unless utilized, will expire between 2008 and 2011. At December 31, 1997, $3,982,000 of these loss carryforwards result from an acquisition and are subject to separate return limitations as well as certain limitations under Section 382 described below. Limitations imposed by Section 382 of the Internal Revenue Code, after a change of control, will limit the amount of net operating loss which will be available to offset future taxable income at December 31, 1997, the Company has a valuation allowance against such restricted net operating loss for the excess of the net operating loss over the amount of taxable temporary differences which will reverse during the permitted carryover period.

7. EMPLOYEE BENEFIT PLAN:

     Effective January 1, 1997, the Company sponsors a 401(k) Plan for the benefit of eligible employees. The Company matches 25% of the first 6% of each participant's salary contributed to the plan. The Company expense under the plan was $166,000 for the year ended December 31, 1997.

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

8. COMMITMENTS AND CONTINGENCIES:

     The Company leases office facilities, transmitter sites, and various items of equipment under noncancelable operating leases. Many of these lease agreements contain renewal options. Total rental expense was $1,369,000, $1,062,000 and $179,000, for the years ended December 31, 1997 and 1996, and for the period from May 1, 1995, through December 31, 1995, respectively.

     The following summary sets forth annual commitments under noncancelable leases, net of sublease rentals of $136,000, $125,000, $80,000, and $36,000 for the years ending December 31, 1998, 1999, 2000, and 2001, respectively.

                        YEAR ENDING
                        DECEMBER 31,
------------------------------------------------------------
1998........................................................  $1,097,000
1999........................................................     820,000
2000........................................................     547,000
2001........................................................     318,000
2002........................................................     328,000
Thereafter..................................................   6,669,000
                                                              ----------
                                                              $9,779,000
                                                              ==========

     The Company has employment agreements with its two top executive officers. Pursuant to the agreements, which expire in 2000, the executives receive an aggregate annual salary of $500,000, plus, beginning in 1996, an incentive bonus based upon the Company achieving certain operating objectives. Bonus amounts for 1995 were determined at the discretion of the Board of Directors of the Company. At December 31, 1997 and 1996, amounts accrued under these agreements were $182,000 and $294,000, respectively.

     The Company, from time to time, is involved in litigation incidental to the conduct of its business. The Company is not a party to any lawsuit or legal proceedings that, in the opinion of the management, is likely to have a material adverse effect on the Company's financial position or results of operations.

9. STATEMENTS OF CASH FLOWS, SUPPLEMENTAL INFORMATION:

                                                                                 PERIOD FROM
                                                                                 MAY 1, 1995
                                      YEAR ENDED           YEAR ENDED        (INCEPTION) THROUGH
                                   DECEMBER 31, 1997    DECEMBER 31, 1996     DECEMBER 31, 1995
                                   -----------------    -----------------    -------------------
Cash paid for interest...........     $7,080,000           $4,264,000             $313,000
Cash paid for income taxes.......        301,000                   --                   --

10. RELATED-PARTY TRANSACTIONS:

     The Company is a party to a management agreement with an affiliate of DKM. Under the agreement, the Company pays an annual fee of $250,000 for various financial services.

     As discussed in Note 6, the Company has a tax sharing agreement with DKM.

     In May 1995, the Company received a 5 1/2% promissory note, payable on demand, from DKM, representing a portion of DKM's initial capital contribution. This note was repaid in October 1995. The Company recorded $107,000 in interest income related to this note for the period from May 1, 1995 (inception) through December 31, 1995.

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES

11. STOCK-BASED COMPENSATION:

     Pursuant to the formation of the Company, certain members of the Company's management were granted the right to receive up to a total of 2,840 additional shares of Common Stock on the earlier of the occurrence of certain events or May 3, 2000. The number of shares to be granted is based upon the appreciation in the fair value of the Company. As of December 31, 1996, no compensation expense was recorded due to the uncertainty associated with estimating the total ultimate value of the shares to be granted.

     Based upon the sale transaction (Note 13), for the year ended December 31, 1997, the Company recorded $764,000 of compensation expense based on the total ultimate number of shares granted. This amount is included in corporate expense.

     In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". In accordance with the provisions of SFAS No. 123, the Company has applied the provisions of APB Opinion 25 in accounting for its stock compensation plans. If the Company had elected to recognize compensation cost based on the fair value of the stock compensation granted as prescribed by SFAS No. 123, there would have been no impact on net income for the years and period ended December 31, 1997, 1996 and 1995, respectively.

12. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amount.

                                    DECEMBER 31, 1997             DECEMBER 31, 1996
                                --------------------------    --------------------------
                                 CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                  AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                -----------    -----------    -----------    -----------
Assets:
  Cash and cash equivalents...  $ 1,084,000    $ 1,084,000    $ 3,046,000    $ 3,046,000
Liabilities:
  Long-term debt..............   79,500,000     79,500,000     67,000,000     67,000,000

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  Cash and Cash Equivalents

     The carrying amount approximates fair value because of the short maturity of these instruments.

  Long-Term Debt

     The fair value of long-term debt is estimated based on financial instruments with similar terms, credit characteristics, and expected maturities.

     The fair value estimates presented herein are based on pertinent information available to the Company as of December 31, 1997 and 1996. Although the Company is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively reevaluated for

                 PATTERSON BROADCASTING, INC. AND SUBSIDIARIES purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

13. SUBSEQUENT EVENT:

     In June 1997, the Company and its stockholders signed an agreement pursuant to which all of the outstanding common stock and common stock equivalents would be sold to Capstar Acquisition Company, Inc. and Capstar Broadcasting Partners, Inc. for $215,000,000 plus cash on hand, subject to certain conditions. Completion of the transaction occurred in January 1998. In connection with this transaction, the Company recorded expense of $540,000 during 1997 which is included in corporate expense in the accompanying consolidated statements of operations.

     In connection with the transaction, the long-term debt (Note 3) of the Company was repaid. The preferred stock (Note 4) was repaid for $33,025,000, including $25,000,000 principal, plus $2,262,000 premium and $5,763,000 in dividends. The warrants (Note 4) were exercised for $13,943,000. The 1,160 additional shares (Note 5) were issued for $1,328,000. The management contingent stock (Note 11) was issued for 666 additional shares totaling $764,000.

                      (This page intentionally left blank)

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
SFX Broadcasting, Inc.

     We have audited the accompanying consolidated balance sheets of SFX Broadcasting, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SFX Broadcasting, Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

New York, New York
March 5, 1998 except for
  Notes 2 and 14
  as to which the date
  is April 27, 1998

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                              DECEMBER 31,
                                                           MARCH 31,     ----------------------
                                                             1998           1997         1996
                                                          -----------    ----------    --------
                                                          (UNAUDITED)
Current Assets:
  Cash and cash equivalents.............................  $   38,464     $   24,686    $ 10,601
  Cash pledged for letters of credit....................          --             --      20,000
  Accounts receivable less allowance for doubtful
     accounts of $2,400 in 1998, $2,264 in 1997 and
     $1,620 in 1996.....................................      64,447         71,241      47,275
  Assets under contract for sale........................      38,268         42,883       8,352
  Prepaid and other current assets......................       3,791          3,109       2,461
  Receivable from SFX Entertainment.....................     125,378         11,539          --
                                                          ----------     ----------    --------
          Total current assets..........................     270,348        153,458      88,689
Property and equipment:
  Land..................................................       6,169          6,169       6,791
  Buildings and improvements............................      20,389         18,295      11,485
  Broadcasting equipment and other......................      68,714         67,821      54,736
                                                          ----------     ----------    --------
                                                              95,272         92,285      73,012
Less accumulated depreciation and amortization..........     (19,976)       (17,456)    (10,192)
                                                          ----------     ----------    --------
Net property and equipment..............................      75,296         74,829      62,820
Intangible Assets:
  Broadcast licenses....................................     915,020        913,887     558,640
  Goodwill..............................................     131,601        131,601      98,165
  Deferred financing costs..............................      22,250         22,250      19,504
  Other.................................................       5,406          5,406       4,727
                                                          ----------     ----------    --------
                                                           1,074,277      1,073,144     681,036
Less accumulated amortization...........................     (46,898)       (39,580)    (16,933)
                                                          ----------     ----------    --------
Net intangible assets...................................   1,027,379      1,033,564     664,103
Net assets to be distributed to shareholders............      11,454        102,144          --
Deposits and other payments for pending acquisitions....       4,295          5,830      31,692
Other assets............................................       5,123          5,790      12,023
                                                          ----------     ----------    --------
          Total Assets..................................  $1,393,895     $1,375,615    $859,327
                                                          ==========     ==========    ========

                            See accompanying notes.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                               DECEMBER 31,
                                                             MARCH 31,    ----------------------
                                                               1998          1997         1996
                                                            -----------   ----------    --------
                                                            (UNAUDITED)
Current Liabilities:
  Accounts payable........................................  $   14,624    $    8,665    $ 10,921
  Accrued expenses........................................      11,966        19,246      21,913
  Payable to former national sales representative.........      11,783        23,025          --
  Accrued interest and dividends..........................      25,851        20,475       7,111
  Income tax payable......................................     115,037            --          --
  Current portion of long-term debt.......................         535           509         231
  Current portion of capital lease obligations............          82           101         150
                                                            ----------    ----------    --------
Total current liabilities.................................     179,878        72,021      40,326
Long-term debt, less current portion......................     763,882       763,966     480,875
Capital lease obligations, less current portion...........         103           126         204
Deferred income taxes.....................................      77,781       102,681      91,352
                                                            ----------    ----------    --------
Total liabilities.........................................   1,021,644       938,794     612,757
Redeemable preferred stock................................     376,615       361,996     145,999
Minority interests -- SFX Entertainment...................      56,200            --          --
Commitments and contingencies
Shareholders' Equity (Deficit):
  Class A Voting common stock, $.01 par value; 100,000,000
     shares authorized; and 9,562,602 issued and 9,532,157
     outstanding at March 31, 1998, 9,508,379 issued and
     9,477,934 outstanding at December 31, 1997 and
     8,089,367 issued and 8,063,348 outstanding at
     December 31, 1996....................................          95            95          81
  Class B Voting convertible common stock, $.01 par value;
     10,000,000 shares authorized; 1,190,911 issued and
     1,047,037 outstanding at March 31, 1998 and at
     December 31, 1997 and 1,208,810 issued and 1,064,936
     outstanding at December 31, 1996.....................          12            12          12
Additional paid-in capital................................     183,141       185,537     189,920
Treasury Stock; 174,319 shares at March 31, 1998 and
  December 31, 1997 and 170,192 shares at December 31,
  1996....................................................      (6,523)       (6,523)     (6,393)
Accumulated deficit.......................................    (237,289)     (104,296)    (83,049)
                                                            ----------    ----------    --------
Total shareholders' equity (deficit)......................     (60,564)       74,825     100,571
                                                            ----------    ----------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)......  $1,393,895    $1,375,615    $859,327
                                                            ==========    ==========    ========


                            See accompanying notes.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                   THREE MONTHS ENDED
                                                       MARCH 31,               YEAR ENDED DECEMBER 31,
                                                 ----------------------   ---------------------------------
                                                    1998        1997        1997        1996        1995
                                                 ----------   ---------   ---------   ---------   ---------
                                                      (UNAUDITED)
Gross revenues.................................  $   74,405   $  50,994   $ 306,842   $ 162,011   $  87,140
Less agency commissions........................      (8,654)     (6,003)    (36,478)    (18,950)    (10,310)
                                                 ----------   ---------   ---------   ---------   ---------
Net revenues...................................      65,751      44,991     270,364     143,061      76,830
Station operating expenses.....................      44,636      29,916     167,063      92,816      51,039
Depreciation, amortization, duopoly integration
  costs and acquisition related costs..........      10,653       7,485      38,232      17,311       9,137
Corporate expenses, net of $2,206 allocated to
  SFX Entertainment in 1997, including related
  party expenses of $151 in 1996 and $330 in
  1995, net of related party advisory fees of
  $802 in 1996.................................       1,569       1,035       6,837       6,261       3,797
Non-cash stock compensation....................         138         156         624          52          --
Non-recurring and unusual charges, including
  adjustments to broadcast rights agreement....      24,974          --      20,174      28,994       5,000
                                                 ----------   ---------   ---------   ---------   ---------
Total operating expenses.......................      81,970      38,592     232,930     145,434      68,973
                                                 ----------   ---------   ---------   ---------   ---------
Operating income (loss)........................     (16,219)      6,399      37,434      (2,373)      7,857
Investment income..............................        (202)     (1,654)      2,821       4,017         650
Interest expense...............................      19,190      12,712     (64,506)    (34,897)    (12,903)
Loss on sale of radio station..................          --          --          --      (1,900)         --
                                                 ----------   ---------   ---------   ---------   ---------
Loss from continuing operations before income
  taxes and extraordinary item.................     (35,207)     (4,659)    (24,251)    (35,153)     (4,396)
Income tax expense.............................         210         285         810         480          --
                                                 ----------   ---------   ---------   ---------   ---------
Loss from continuing operations before
  extraordinary item...........................     (35,417)     (4,944)    (25,061)    (35,633)     (4,396)
Discontinued operations:
  Income (loss) from operations to be
    distributed to shareholders, net of
    taxes......................................     (97,576)     (1,544)      3,814          --          --
  Loss on disposal of operations to be
    distributed to shareholders................          --          --          --          --          --
                                                 ----------   ---------   ---------   ---------   ---------
Income (loss) from discontinued operations.....     (97,576)     (1,544)      3,814          --          --
                                                 ----------   ---------   ---------   ---------   ---------
Loss before extraordinary item.................    (132,993)     (6,488)    (21,247)    (35,633)     (4,396)
Extraordinary loss on debt retirement..........          --          --          --      15,219          --
                                                 ----------   ---------   ---------   ---------   ---------
Net loss.......................................    (132,993)     (6,488)    (21,247)    (50,852)     (4,396)
Redeemable preferred stock dividends and
  accretion....................................      10,350       7,952      38,510       6,061         291
                                                 ----------   ---------   ---------   ---------   ---------
Net loss applicable to common stock............  $  143,343   $ (14,440)  $ (59,757)  $ (56,913)  $  (4,687)
                                                 ==========   =========   =========   =========   =========
Loss per basic common share from continuing
  operations...................................  $    (4.34)  $   (1.41)  $   (6.67)  $   (5.51)  $   (0.71)
(Loss) income per basic common share from
  operations to be distributed to
  shareholders.................................       (9.24)      (0.17)       0.40          --          --
                                                 ----------   ---------   ---------   ---------   ---------
Loss per basic common share before
  extraordinary item...........................  $   (13.58)  $   (1.58)  $   (6.27)  $   (5.51)  $   (0.71)
Extraordinary loss on debt retirement per basic
  common share.................................          --          --          --       (2.01)         --
                                                 ----------   ---------   ---------   ---------   ---------
Loss per basic common share....................  $   (13.58)  $   (1.58)  $   (6.27)  $   (7.52)  $   (0.71)
                                                 ==========   =========   =========   =========   =========
Weighted average common shares outstanding.....  10,554,130   9,161,433   9,526,429   7,563,600   6,595,728
                                                 ==========   =========   =========   =========   =========


                            See accompanying notes.

                     SFX BROADCASTING INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND THREE MONTHS ENDED MARCH 31,
                                      1998
                             (DOLLARS IN THOUSANDS)


                                 CLASS A   CLASS B   PAID-IN    TREASURY   ACCUMULATED
                                 COMMON    COMMON    CAPITAL     STOCK       DEFICIT       TOTAL
                                 -------   -------   --------   --------   -----------   ---------
Balance, December 31, 1994.....    $48       $ 9     $ 76,600        --     $ (27,801)   $  48,856
Public offering, net of
  expenses.....................     17                 39,149                               39,166
Redemption of Class C Common...                          (459)                                (459)
Accretion and dividends on
  redeemable preferred stock...                          (291)                                (291)
Conversion of Class A Common to
  Class B Common...............     (1)        1                                                --
Decrease in unrealized holding
  losses.......................                           185                                  185
Net loss.......................                                                (4,396)      (4,396)
                                   ---       ---     --------   -------     ---------    ---------
Balance, December 31, 1995.....    $64       $10     $115,184   $    --     $ (32,197)   $  83,061
                                   ===       ===     ========   =======     =========    =========
Accretion and dividends on
  redeemable preferred stock...                        (6,061)                              (6,061)
Issuance upon exercise of stock
  options......................                           370                                  370
Issuance of warrants to SCMC...                         8,905                                8,905
Issuance of equity securities
  for MMR Merger...............     17         2       71,522                               71,541
Repurchase of common stock.....                                  (6,393)                    (6,393)
Net loss.......................                                               (50,852)     (50,852)
                                   ---       ---     --------   -------     ---------    ---------
Balance, December 31, 1996.....    $81       $12     $189,920   $(6,393)    $ (83,049)   $ 100,571
                                   ===       ===     ========   =======     =========    =========
Issuance upon exercise of stock
  options......................     11                 21,132                               21,143
Issuance upon exercise of Class
  B Warrants...................                         2,476                                2,476
Issuance of stock for
  acquisitions.................      3                  9,519                                9,522
Payment from shareholder.......                         1,000                                1,000
Accretion and dividends on
  redeemable preferred stock...                       (38,510)                             (38,510)
Repurchase of common stock.....                                    (130)                      (130)
Net loss.......................                                               (21,247)     (21,247)
                                   ---       ---     --------   -------     ---------    ---------
Balance, December 31, 1997.....    $95       $12     $185,537   $(6,523)    $(104,296)   $  74,825
                                   ===       ===     ========   =======     =========    =========
Redeemable preferred stock
  dividends and accretion......                       (10,350)                             (10,350)
Other, principally shares
  issued pursuant to stock
  option plans.................                         7,954                                7,954
Net loss.......................                                              (132,993)    (132,993)
                                   ---       ---     --------   -------     ---------    ---------
Balance at March 31, 1998
  (unaudited)..................    $95       $12     $183,141   $(6,523)    $(237,289)   $ (60,564)
                                   ===       ===     ========   =======     =========    =========


                            See accompanying notes.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                         THREE MONTHS ENDED
                                                              MARCH 31,             YEARS ENDED DECEMBER 31,
                                                        ---------------------   --------------------------------
                                                          1998        1997        1997        1996        1995
                                                        ---------   ---------   ---------   ---------   --------
                                                             (UNAUDITED)
Operating activities:
Net loss..............................................  $(132,993)  $  (6,488)  $ (21,247)  $ (50,852)  $ (4,396)
Income from operations to be distributed to
  shareholders........................................     27,296       1,544      (3,814)         --         --
Adjustments to reconcile net loss to net cash provided
  by (used in) operating activities:
  Depreciation........................................      2,986       2,253      10,955       5,972      2,658
  Amortization........................................      7,546       4,932      26,406      10,202      5,099
  Noncash portion of non-recurring and unusual
    charge............................................      4,196          --       4,712       9,878         --
  Extraordinary loss on debt repayment................         --          --          --      15,219         --
  Loss on sale of radio station and other noncash
    items.............................................         --          --          --       1,900       (207)
  Deferred taxes......................................    (13,500)         --          --        (710)        --
  Changes in assets and liabilities, net of amounts
    acquired:
    Accounts receivable...............................      6,794       6,076     (22,189)    (13,839)    (5,164)
    Prepaid and other assets..........................      6,140      (1,256)      2,599      (1,704)     2,052
    Accrued interest and dividends....................     12,098      11,966         345       3,841          6
    Accounts payable, accrued expenses and other
      liabilities.....................................    (14,991)     (9,959)      6,275       6,646        451
                                                        ---------   ---------   ---------   ---------   --------
      Cash provided by (used in) continuing
         operations...................................    (94,428)      9,068       4,042     (13,447)       499
         Cash from operating activities of SFX
           Entertainment..............................      9,140         307       1,005          --         --
                                                        ---------   ---------   ---------   ---------   --------
      Net cash provided by (used in) operating
         activities...................................    (85,288)      9,375       5,047     (13,447)       499
Investing activities:
  Purchase of stations and related businesses, net of
    cash acquired.....................................         --     (63,667)   (408,788)   (493,433)   (26,057)
  Proceeds from sales of stations and other assets....      4,692         717       1,836      56,943        703
  Deposits and other payments for pending
    acquisitions......................................        (59)    (14,545)     (3,594)    (30,799)    (3,000)
  Purchase of property and equipment..................     (3,602)     (2,763)    (12,409)     (3,224)    (3,261)
  Sale of short-term investments......................         --          --          --          --      7,918
  Loans and advances to related parties...............         --      (2,800)     (2,800)         --     (2,000)
  Net tax liability on Spin-Off to be reimbursed......    105,975          --          --          --         --
                                                        ---------   ---------   ---------   ---------   --------
      Net cash used in investing activities...........    107,006     (83,058)   (425,755)   (470,513)   (25,697)
  Cash from investing activities of SFX
    Entertainment.....................................   (379,782)    (22,612)    (73,296)         --         --
                                                        ---------   ---------   ---------   ---------   --------
      Net cash used in investing activities...........   (272,776)   (105,670)   (499,051)   (470,513)   (25,697)
Financing activities:
  Payments on long-term debt, including prepayment
    premiums..........................................       (100)    (50,123)    (73,863)   (110,396)   (22,521)
  Additions to debt issuance costs....................         --         (52)     (3,006)    (19,505)    (2,139)
  Proceeds from issuance of senior and subordinated
    debt..............................................         --      20,000     356,500     501,500     22,000
  Net proceeds from sales of preferred stock..........         --     215,258     215,258     143,445         --
  Dividends paid on preferred stock...................     (2,459)     (2,459)    (23,487)     (4,983)        --
  Proceeds from issuance of common stock and
    shareholders......................................      3,759          46      24,619          --     39,166
  Purchases of treasury stock.........................         --          --        (130)     (6,393)        --
  Stock, redemptions, retirements and other...........         --          --      (1,000)     (1,000)    (2,609)
                                                        ---------   ---------   ---------   ---------   --------
      Net cash provided by financing activities.......      1,200     182,670     494,891     502,668     33,897
  Cash from financing activities of SFX
    Entertainment.....................................    458,654         (29)       (823)         --         --
                                                        ---------   ---------   ---------   ---------   --------
      Net cash provided by financing activities.......    459,854     182,641     494,068     502,668     33,897
  Net increase in cash and cash equivalents...........    101,790      86,346          64      18,708      8,699
  Cash and cash equivalents at beginning of period....     30,666      30,601      30,601      11,893      3,194
  Cash of SFX Entertainment at the end of period......     93,992      (2,622)     (5,979)         --         --
                                                        ---------   ---------   ---------   ---------   --------
  Cash and equivalents at end of period...............  $  38,464   $ 114,325   $  24,686   $  30,601   $ 11,893
                                                        =========   =========   =========   =========   ========


Supplemental disclosure of cash flow information (See Note 13).

                            See accompanying notes.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

     SFX Broadcasting, Inc. (the "Company"), a Delaware corporation, is one of the largest radio station groups in the United States. At December 31, 1997, the Company owned and operated, provided programming to or sold advertising on behalf of sixty-three FM stations and nineteen AM stations serving the following twenty-three markets: Dallas, Texas; Houston, Texas; Pittsburgh, Pennsylvania; Milwaukee, Wisconsin; San Diego, California; Providence, Rhode Island; Indianapolis, Indiana; Charlotte, North Carolina; Hartford, Connecticut; Greensboro, North Carolina; Nashville, Tennessee; Raleigh-Durham, North Carolina; Jacksonville, Florida; Richmond, Virginia; Albany, New York; Greenville-Spartanburg, South Carolina; Tucson, Arizona; Springfield/Northampton, Massachusetts; Wichita, Kansas; Daytona Beach, Florida; New Haven, Connecticut; Jackson, Mississippi and Biloxi, Mississippi.

     In addition, in 1997, the Company, through the acquisitions of Delsener/Slater Enterprises, Ltd. ("Delsener/Slater"), a concert promotion company based in New York City, Sunshine Promotions, Inc., ("Sunshine Promotions"), an Indianapolis concert promotion company which owns the Deer Creek Music Theater and the Polaris Amphitheater and certain related companies, and certain companies which collectively own and operate the Meadows Music Theater, (the "Meadows"), a 25,000-seat indoor/outdoor complex located in Hartford, Connecticut, became one of the largest live entertainment groups in the United States.

     As more fully described in Note 2, the Company has entered into an Agreement and Plan of Merger and intends to distribute to its shareholders its live entertainment business. Therefore, the live entertainment business has been classified as net assets to be distributed to shareholders and income from operations to be distributed to shareholders in the consolidated financial statements. The Company has also recently completed substantial additional acquisitions in the live entertainment business (see Note 14).

NOTE 2 -- RECENT DEVELOPMENT; SPIN-OFF AND PENDING MERGER

     On August 24, 1997, the Company entered into an Agreement and Plan of Merger with SBI Holdings Corporation, a wholly owned subsidiary of Capstar Broadcasting Corporation ("Buyer"), and SBI Radio Acquisition Corporation pursuant to which the Company will become a wholly owned subsidiary of Buyer (the "Merger"). In the Merger, holders of the Company's Class A Common Stock will receive $75.00 per share, Class B Common Stock will receive $97.50 per share, and the 6 1/2% Series D Cumulative Convertible Exchangeable Preferred Stock will convert into the right to receive an amount equal to the product of
(i) $75.00 and (ii) the number of shares of Class A Common Stock into which that share would convert immediately prior to the consummation of the Merger; in each case, subject to adjustment under certain circumstances. Pursuant to the merger agreement, the Company distributed the net assets (the "Spin-Off") of its live entertainment business ("SFX Entertainment") pro-rata to its stockholders and the holders of certain warrants, options and stock appreciation rights on April 27, 1998.

     Until the consummation of the Merger, senior management of the Company will continue to serve in their present capacities with the Company while devoting such time as they deem reasonably necessary to conduct the operations of SFX Entertainment. Although SFX Entertainment has not yet entered into employment agreements with such members of senior management, most members of existing management have agreed in principle to become full-time employees of SFX Entertainment and Mr. Sillerman, Executive Chairman, will continue to be Executive Chairman of SFX Entertainment upon consummation of the Merger.

     SFX Entertainment is required to repay to the Company all amounts paid in connection with its concert promotion acquisitions and certain capital improvements since the date of the Merger agreement and SFX Entertainment will assume all the liabilities and obligations related to such company's business. As of March 31, 1998, the Company had a $5.4 million receivable from SFX Entertainment related to such obligations. In April 1998, SFX Entertainment reimbursed such amount to the Company.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     Upon the consummation of the Merger, all net working capital of the Company, as determined in accordance with the merger agreement, will be paid to SFX Entertainment by the Company or any net negative working capital will be paid to the Company by SFX Entertainment. As of March 31, 1998, the Company estimates that the working capital to be paid by SFX Entertainment would have been approximately $3.3 million.

     The consummation of the Merger is subject to the receipt of certain regulatory approvals. In February 1998, the Company received the consents of the holders of the Series E Preferred Stock and certain of the Company's outstanding notes and in March 1998 the required approval of the shareholders.


     SFX Entertainment also will be responsible for any taxes of the Company resulting from the Spin-Off, including any income taxes to the extent that the income taxes result from gain on the distribution that exceeds the net operating losses of the Company and SFX Entertainment available to offset gain. In connection with the use of the Company's NOL's to offset the Spin-Off gain, a tax benefit of $13.5 million has been recorded in operations to be distributed to shareholders. Such tax benefit includes a $8.5 million reversal of the Company's deferred tax asset valuation allowance at December 31, 1997, the remainder reflects a benefit for a $5.0 million estimated use of the Company's NOL generated during the first quarter of 1998. In addition, the Spin-Off gain was also offset by the Company NOL's generated from the exercise of stock options in 1997. As a result, the deferred tax asset valuation allowance at December 31, 1997 was reduced by an additional $11.4 million and the related tax benefit has reduced the income (loss) from operations to be distributed to shareholders, net of taxes, in the consolidated statement of operations for the three months ended March 31, 1998.


     The actual amount of the tax indemnification payment will be based largely on the excess of the value of SFX Entertainment's Common Stock on the date of the Spin-Off over the tax basis of that stock. Management estimates that SFX Entertainment will be required to pay approximately $120.0 million pursuant to such indemnification obligation, based on the $30 1/2 average per share price on the Spin-Off date. The Company expects that such indemnity payment will be due on or about June 15, 1998. It is the Company's understanding that SFX Entertainment intends to pay such indemnification amount with the proceeds from a public offering of SFX Entertainment's capital stock. No assurances can be given that SFX Entertainment's public offering will be successful or, if successful, that such payment will be received in time by the Company to pay such tax liability.

     The Company anticipates that the Merger will be consummated in the second quarter of 1998. There can be no assurance that the regulatory approvals will be given or that the conditions to consummating the Merger will be met.


     The operations of SFX Entertainment have been presented in the financial statements as operations to be distributed to shareholders pursuant to the Spin-Off. During the three months ended March 31, 1998, revenue and loss from operations for SFX Entertainment were $61.0 million and $27.6 million, respectively. Included in operating expenses is $1.3 million of allocated corporate expenses, net of $133,000 of reimbursements from Triathlon (Note 9). Additionally, interest expense relating to the debt to be distributed to the shareholders pursuant to the Spin-off of $6.7 million has been allocated to SFX Entertainment. During the year ended December 31, 1997, revenue and income from operations for SFX Entertainment were $96.1 million and $5.1 million, respectively. Included in operating expenses is $2.2 million of allocated corporate expenses net of $1.8 million of reimbursement from Triathlon (Note 9). Additional, interest expense relating to the debt to be distributed to the shareholders pursuant to the Spin-Off of $1.6 million has been allocated to SFX Entertainment. The Company provides various administrative services to SFX Entertainment. It is the Company's policy to allocate these expenses on the basis of direct usage. In the opinion of management, this method of allocation is reasonable and allocated expenses approximate what SFX Entertainment would have occurred on a stand-alone basis.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

NOTE 3 -- ACQUISITIONS AND DISPOSITIONS

     Radio Broadcasting Acquisitions. In August 1997, the Company acquired two radio stations operating in Pittsburgh, Pennsylvania and two radio stations in Milwaukee, Wisconsin for $35.0 million (the "Hearst Acquisition").

     In August 1997, the Company exchanged one radio station in Pittsburgh, Pennsylvania, which the Company had recently acquired from Secret Communications Limited Partnership ("Secret Communications") (part of the Secret Communications Acquisition, as defined below), and $20.0 million in cash for one radio station in Charlotte, North Carolina (the "Charlotte Exchange"). The Company operated the radio station in Charlotte, North Carolina pursuant to a local market agreement during July 1997.

     In July 1997, the Company acquired substantially all of the assets of four radio stations operating in Richmond, Virginia for approximately $46.5 million in cash, including payments made to buy out minority equity interests which the Company had originally agreed to provide to certain of the sellers (the "Richmond Acquisition").

     In April 1997, the Company acquired substantially all of the assets of three radio stations in Indianapolis, Indiana and in June 1997 the Company acquired substantially all of the assets of four stations in Pittsburgh, Pennsylvania from Secret Communications for a total purchase price of $255.0 million in cash (collectively, the "Secret Communications Acquisition").

     Also in April 1997, the Company sold one radio station operating in Little Rock, Arkansas (the "Little Rock Disposition") to Triathlon Broadcasting Company, a related party. The station was sold for $4.1 million, of which $3.5 million had been held as a deposit by the Company since 1996. No gain or loss was recorded on the transaction as the radio station was recently acquired in connection with the MMR Merger, as defined below.

     In March 1997, the Company acquired two radio stations operating in Houston, Texas, for a purchase price of approximately $43.0 million in cash, exclusive of certain additional contingent liabilities which may become payable (the "Texas Coast Acquisition"). The Texas Coast Acquisition increased the number of stations the Company owns in the Houston market to four.

     In March 1997, the Company exchanged one radio station operating in Washington D.C./Baltimore, Maryland, for two radio stations operating in Dallas, Texas (the "CBS Exchange") and completed the sale of two radio stations operating in the Myrtle Beach, South Carolina market for $5.1 million payable in installments over a five year period (present value approximately $4.3 million). The CBS Exchange was structured as a substantially tax free exchange of like-kind assets. The contract for the sale of the Myrtle Beach stations was in place prior to the merger with Multi-Market Radio, Inc. ("MMR"). No gain or loss was recognized on the Myrtle Beach stations that were recently acquired in the MMR Merger, as defined below.

     Costs of $871,000 related to the reformatting of the Dallas stations was included in depreciation, amortization, duopoly integration costs and acquisition related costs in 1997.

     In February 1997, the Company purchased WWYZ-FM, operating in Hartford, Connecticut, for a purchase price of $25.9 million in cash (the "Hartford Acquisition"). The Hartford Acquisition increased the number of stations the Company owns in the Hartford market to five.

     In January 1997, the Company purchased one radio station operating in Albany, New York, for $1.0 million in cash (the "Albany Acquisition").

     In December 1996, the Company acquired substantially all of the assets of WHSL-FM, operating in Greensboro, North Carolina, for a purchase price of $6.0 million in cash (the "Greensboro Acquisition") and exchanged radio station KRLD-AM, Dallas, Texas and the Texas State Networks for radio station

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

KKRW-FM, Houston, Texas (the "Houston Exchange"). The Houston Exchange was structured as a substantially tax free exchange of like kind assets. No gain or loss was recorded on the Houston Exchange as the book values of KRLD-AM and the Texas State Networks approximated the fair value of the assets of KKRW-FM.

     In November 1996, the Company consummated its merger with MMR (the "MMR Merger"), pursuant to which it acquired MMR in exchange for 1,631,450 shares of Class A Common Stock, 208,810 shares of Class B Common Stock both valued at $34 per share and other equity securities with a total market value for all securities issued of approximately $71.5 million in cash (Note 7). Concurrently with the consummation of the MMR Merger, the Company paid approximately $43.0 million in cash to satisfy outstanding indebtedness of MMR. MMR was organized in 1992 by the Company's executive chairman and another officer and director of the Company. The Company's executive chairman owned a substantial equity interest in MMR which was exchanged for Class B Common Stock of the Company upon the consummation of the MMR Merger. MMR owned and operated, provided programming to or sold advertising on behalf of thirteen FM stations and on AM station located in eight markets: New Haven, Connecticut; Hartford, Connecticut; Springfield/Northampton, Massachusetts; Daytona Beach, Florida; Augusta, Georgia; Biloxi, Mississippi; Myrtle Beach, South Carolina and Little Rock, Arkansas. Prior to the MMR Merger, MMR had entered into agreements to sell two stations operating in Myrtle Beach, South Carolina and one station operating in Little Rock, Arkansas (the "MMR Dispositions"). The MMR Dispositions, which were completed in 1997 as described above, are classified as assets under contract for sale in the accompanying balance sheet at December 31, 1996. The Company also terminated a Joint Sales Agreement ("JSA") with one station operating in Augusta, Georgia and its Local Marketing Agreement ("LMA") with one station operating in Myrtle Beach, South Carolina in December 1996.

     In October 1996, the Company sold radio station KTCK-AM, Dallas, Texas for approximately $13.4 million in cash, net of certain sale expenses (the "Dallas Disposition"). The Company acquired the assets of KTCK-AM in Dallas, Texas (the "Dallas Acquisition") in September 1995 from a third party for $8,633,000 in cash (including $133,000 in transaction costs) and $2,000,000 of 6% current coupon Series C Redeemable Preferred Stock (Note 6). The purchase agreement contains a provision for a contingent payment not to exceed $7,500,000 payable in 1998 if the Company's Dallas properties achieve certain ratings and financial goals. In 1996, the Company recorded a loss of $1.9 million on the Dallas disposition, based on its estimate of the ultimate resolution of the contingency. During 1997, the company paid $3,000,000 to the Seller in connection with this provision, leaving a remaining accrual at December 31, 1997 of approximately $300,000, and it is unable to reasonably estimate future amounts due, if any. The Company had provided programming to KTCK-AM pursuant to an LMA since March 1, 1995.

     In July 1996, the Company acquired Liberty Broadcasting, Inc. ("Liberty Broadcasting") for a purchase price of approximately $239.7 million in cash, including $10.4 million for working capital (the "Liberty Acquisition"). Liberty Broadcasting was a privately-held radio broadcasting company which owned and operated, provided programming to or sold advertising on behalf of fourteen FM and six AM radio stations (the "Liberty Stations") located in six markets:
Washington, DC/Baltimore, Maryland; Nassau-Suffolk, New York; Providence, Rhode Island; Hartford, Connecticut; Albany, New York and Richmond, Virginia.

     In July 1996, the Company sold three of the Liberty Stations operating in the Washington, DC/Baltimore, Maryland market (the "Washington Dispositions") for $25.0 million. No gain or loss was recognized on the Washington Dispositions.

     In July 1996, the Company acquired from Prism Radio Partners, L.P. ("Prism"), substantially all of the assets used in the operation of eight FM and five AM radio stations located in four markets: Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas. In September 1996, the Company also acquired from Prism substantially all of the assets of three radio stations operating in Louisville, Kentucky (the "Louisville Stations"), upon renewal of the Federal Communications Commission ("FCC") licenses of

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
such stations (the "Louisville Acquisition") (collectively the "Prism Acquisition"). The total purchase price for the Prism Acquisition was approximately $105.3 million in cash. In October 1996, the Company sold the Louisville Stations (the "Louisville Disposition") for $18.5 million in cash. The Company recognized no gain or loss on the Louisville Disposition.

     In July 1996, the Company acquired substantially all of the assets of WJDX-FM, Jackson, Mississippi for a purchase price of approximately $3.2 million. In addition, in August 1996, the Company acquired substantially all of the assets of WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi, for approximately $3.5 million in cash (collectively, the "Jackson Acquisitions").

     In June 1996, the Company acquired substantially all of the assets of WROQ-FM, Greenville, South Carolina, for approximately $14.0 million in cash (the "Greenville Acquisition") and WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM (formerly WWWB-AM), each operating in Greensboro, North Carolina for approximately $36.8 million in cash (the Raleigh-Greensboro Acquisition").

     In February 1996, the Company acquired radio stations WTDR-FM and WLYT-FM (formerly WEZC-FM), both operating in Charlotte, North Carolina (the "Charlotte Acquisition"), for an aggregate purchase price of $24.3 million in cash. Costs of $785,000 related to the integration and reformatting of the Charlotte stations were included in depreciation, amortization, duopoly integration costs and acquisition related costs in 1996.

     In April 1995, the Company acquired all of the outstanding stock of Parker Broadcasting Company ("Parker"), the owner and licensee of radio station KYXY-FM in San Diego, California (the "San Diego Acquisition"), for approximately $17,424,000 in cash (including transaction costs of $831,000 of which $175,000 was paid to Sillerman Communications Management Company ("SCMC") for providing or paying for legal services necessary in negotiating and documenting the transaction), including a $650,000 three year covenant not to compete with the former owners. In addition, costs of $1,380,000 related to the integration of KYXY-FM and reformatting of its duopoly partner, KPLN-FM, were included in depreciation, amortization, duopoly integration costs and acquisition related costs in 1995. The Company had provided programming to and sold advertising on behalf of KYXY-FM pursuant to an LMA since January 18, 1995.

     For financial statement purposes, all of the acquisitions described above were accounted for using the purchase method, with the aggregate purchase price allocated to the tangible and identifiable intangible assets based upon current estimated fair market values. Certain of the recent transactions are based on preliminary estimates of the fair value of the net assets acquired and subject to final adjustment. The assets and liabilities of these acquisitions and the results of their operations for the period from the date of acquisition have been included in the accompanying consolidated financial statements. The following unaudited pro forma summary presents the consolidated results of operations, excluding operations to be distributed to shareholders, for the years ended December 31, 1997, 1996 and 1995 as if the acquisitions for any given year and the subsequent year had occurred at the beginning of such year after giving effect to certain adjustments, including amortization of goodwill and interest expense on the acquisition debt. These pro forma results have been

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.

                                   PRO FORMA
                             YEAR ENDED DECEMBER 31
                       IN THOUSANDS EXCEPT PER SHARE DATA
                                  (UNAUDITED)

                                                           1997          1996            1995
                                                        ----------    ----------      ----------
Net revenues..........................................  $  309,049    $  276,075      $  189,595
                                                        ==========    ==========      ==========
Loss before extraordinary item........................  $  (23,436)   $  (49,285)     $  (16,978)
                                                        ==========    ==========      ==========
Net loss..............................................  $  (23,436)   $  (64,504)     $  (32,197)
                                                        ==========    ==========      ==========

  Pending Radio Broadcasting Transactions.

     Pursuant to separate agreements, the Company has agreed to: (i) exchange four radio stations owned by the Company and located on Long Island, New York, for $11 million cash and two radio stations operating in Jacksonville, Florida, where the Company currently owns four stations, (the "Chancellor Exchange");
(ii) acquire three radio stations operating in Nashville, Tennessee, where the Company currently owns two radio stations, for $35 million (the "Nashville Acquisition"); and (iii) sell six stations in Jackson, Mississippi and two stations in Biloxi, Mississippi for $66.0 million in cash (the "Jackson and Biloxi Disposition"). The assets related to the Jackson and Biloxi Deposition are classified as assets under contract for sale in the accompanying balance sheet as of December 31, 1997. The Chancellor Exchange and the Nashville Acquisition are collectively referred to as the "Pending Acquisition." The Jackson and Biloxi Disposition is referred to herein as the "Pending Disposition." The U.S. Department of Justice, Antitrust Division (the "DOJ") has brought suit alleging that the Chancellor Exchange is likely to reduce competition. The complaint requests permanent injunctive relief preventing the consummation of the acquisition of the Long Island stations by Chancellor Media Corporation ("Chancellor"). The Company, Chancellor, an affiliate of Buyer, and DOJ are currently involved in settlement discussions. If successfully concluded, these settlement discussions will resolve all competitive issues raised by DOJ and will terminate all investigations or litigation by DOJ with respect to the Company, the Merger, the Pending Acquisitions and the Pending Disposition. The Company cannot, however, be certain that the settlement discussions will be successful. If the Company fails to reach an acceptable settlement agreement with DOJ, the Company intends to defend the suit vigorously. At December 31, 1997, the Company had capitalized $1.7 million of costs related to the acquisition of the Jacksonville radio stations. In the event the Chancellor Exchange does not take place the Company will be required to write-off such costs.

     The aggregate proceeds to be received from these transactions, net of acquisitions, is approximately $42 million. The Company has deposited $2.0 million in escrow to secure its obligations under these agreements. The Company expects to record a pre-tax gain of approximately $20.0 million on the Jackson and Biloxi Disposition. The Company does not expect to record a gain or loss on the other transactions as the assets were recently acquired.

     Concert Promotion Acquisitions. During 1997, the Company also acquired the following concert promotion companies, which are expected to be contributed to SFX Entertainment at the Spin-Off date.

     In January 1997, the Company purchased Delsener/Slater for an aggregate consideration of approximately $26.6 million, including $2.9 million for working capital and the present value of deferred payments of $3.0 million to be paid, without interest, over five years and $1.0 million to be paid, without interest, over ten years (the "Delsener/Slater Acquisition"). The deferred payments are subject to acceleration in certain circumstances.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     In March 1997, Delsener/Slater consummated the acquisition of certain companies which collectively own and operate the Meadows (the "Meadows Acquisition") for $900,000 in cash, 250,838 shares of SFX Class A Common Stock with a value of approximately $7.5 million and the assumption of approximately $15.4 million of debt.

     SFX Entertainment may assume the obligation to exercise an option held by the Company to repurchase 250,838 shares of the Company's Class A Common Stock for an aggregate purchase price of $8.3 million (the "Meadows Repurchase"). This option was granted in connection with the acquisition of the Meadows Music Theater. If the option were exercised by the Company, the exercise would result in a reduction of working capital in connection with the Spin-Off by approximately $8.3 million. If the option were not exercised, working capital would decrease by approximately $10.5 million.

     Also in March 1997, the Company, in partnership with Pavilion Partners, entered into a twenty-two year lease to operate the PNC Bank Arts Center, a 10,800 seat complex located in Holmdel, New Jersey. The lease also granted Pavilion Partners the right to expand the capacity to 17,500 prior to the 1998 season.

     In June 1997, the Company acquired Sunshine Promotions for $53.9 million in cash at closing, $2.0 million in cash payable over 5 years, 62,792 shares of Class A Common Stock issued and issuable over a two year period with a value of approximately $4.0 million and the assumption of approximately $1.6 million of debt. The assets to be acquired include Deer Creek Music Center, a 21,000 seat complex located in Indianapolis, Indiana, the Polaris Amphitheater, a 20,000 seat complex located in Columbus, Ohio and a 99 year lease to operate Murat Centre, a 2,700 seat theater and 2,200 seat ballroom, located in Indianapolis, Indiana.

     For financial statement purposes, all of the concert acquisitions described above were accounted for using the purchase method, with the aggregate purchase price allocated to the tangible and identifiable intangible assets based upon current estimated fair market values. The concert acquisitions are based on preliminary estimates of the fair value of the net assets acquired and subject to final adjustment. The assets and liabilities of these acquisitions and the results of their operations for the period from the date of acquisition have been included as net assets and income from operations to be distributed to shareholders in the accompanying consolidated financial statements.

NOTE 4 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts for transactions have been eliminated in consolidation. The Company accounts for investments in which it has a 50% or less and 20% or greater ownership interest under the equity method.

  Cash and Cash Equivalents

     All highly liquid investments with an original maturity of less than three months are classified as cash equivalents. The carrying amounts of cash and cash equivalents reported in the balance sheet approximate their fair values.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements..................................  7-20 years
Broadcasting equipment and other............................  5-7 years

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets. Amortization of assets recorded under capital leases is included in depreciation expense.

  Amortization of Intangible Assets

     Broadcast licenses and goodwill are amortized using the straight-line method over 40 years. Other intangible assets are being amortized using the straight-line method over their estimated remaining useful lives from 1 to 10 years. Debt issuance costs and discounts are being amortized by the straight-line method, which closely approximates the interest method, over the life of the respective debt. Concert promotion goodwill was amortized using the straight-line method over 15 years.

     In 1996 the Company adopted FAS No. 121 "Accounting for the Impairment of Long-Lived Assets". Under FAS No. 121, the carrying values of intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates the intangible assets will not be recoverable as determined based on the undiscounted cash flows of the Company over the remaining amortization period, the Company's carrying value of the intangible assets will be reduced to their estimated fair values, if lower than the carrying value. The impact of this adoption had no effect on the consolidated financial statements.

  Payable to Former National Sales Representative

     The Company is obligated to pay $23 million to a national advertising representative company in 1998 in connection with switching its affiliations. The amount is classified in the current liabilities section of the consolidated balance sheets at December 31, 1997.

  Revenue Recognition

     The Company's primary source of revenue is the sale of airtime to advertisers. Revenue from the sale of airtime is recorded when the advertisements are broadcast.

  Barter Transactions

     The Company barters unsold advertising time for products and services. Such transactions are recorded at the estimated fair value of the products or services received or used. Barter revenue is recorded when commercials are broadcast and related expenses are recorded when the product or service is received or used. For the years ended December 31, 1997, 1996 and 1995, the Company recorded barter revenue of $11,995,000, $8,029,000 and $4,961,000 respectively, and expenses of $11,281,000, $7,476,000 and $4,811,000 respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Local Marketing Agreements/Joint Sales Agreements


     From time to time, the Company enters into LMAs and JSAs with respect to radio stations owned by third parties including radio stations which it intends to acquire. Terms of the agreements generally require the Company to pay a monthly fee in exchange for the right to provide station programming and sell related advertising time in the case of an LMA or sell advertising in the case of a JSA. The agreements terminate upon the acquisition of the stations. It is the Company's policy to expense the fees as incurred as a component of operating income (loss). The Company accounts for payments received pursuant to LMAs of owned

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
stations as net revenue to the extent that the payment received represents a reimbursement of the Company's ownership costs.

  Advertising Costs

     Advertising costs are expensed as incurred and approximated $9,789,000, $5,068,000 and $3,336,000 in 1997, 1996 and 1995, respectively.

  Concentration of Credit Risk

     The Company's revenue and accounts receivable primarily relate to the sale of advertising within the radio stations' broadcast areas. Credit is extended based on an evaluation of a customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.


  New Accounting Pronouncement



     The Company adopted SFAS No. 130 "Reporting Comprehensive Income" during the first quarter of 1998. The Company has no items of other comprehensive income as described in SFAS No. 130. Therefore, net income is equal to comprehensive income for all periods presented.


  Reclassification

     Certain amounts in 1995 and 1996 have been reclassified to conform to the 1997 presentation.

  Interim Financial Information

     Information as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 is unaudited. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position, results of operations and cash flows of the Company, for the periods presented. The results of operations for the three month period are not necessarily indicative of the results of operations for the full year.

NOTE 5 -- DEBT AND SUBORDINATED NOTES

     Debt consists of the following at December 31, 1997 and 1996 (in thousands):

                                                                1997        1996
                                                              --------    --------
Senior subordinated notes...................................  $450,566    $450,566
Senior credit facility......................................   313,000      30,000
Other.......................................................       909         540
                                                              --------    --------
                                                               764,475     481,106
Less: current portion.......................................      (509)       (231)
                                                              --------    --------
                                                              $763,966    $480,875
                                                              ========    ========

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     The aggregate contractual maturities of long-term debt for the years ending December 31 are as follows: 1998 -- $509,000; 1999 -- $200,000;
2000 -- $766,000; 2001 -- $57,000,000; 2002 -- $72,000,000;
thereafter -- $634,000,000.


     In May 1996, the Company completed the placement of $450.0 million in aggregate principal amount of its 10.75% Senior Subordinated Notes due 2006 (the "Note Offering"). Interest is payable semi-annually on May 15 and November 15. The notes are unsecured obligations of the Company and are subordinate to all senior debt of the Company. The Company incurred issuance costs totaling $15.3 million related to the Note Offering which were recorded as deferred financing costs. In addition to the Note Offering, the Company sold in a private placement 2,990,000 shares of Series D Preferred Stock aggregating $149.5 million in liquidation preference (the "Preferred Stock Offering").


     Concurrently with the closings of the Note Offering and the Preferred Stock Offering, the Company completed a tender offer (the "Tender Offer") and related consent solicitation with respect to its 11.375% Senior Subordinated Notes due 2000 (the "Old Notes"). SFX repurchased approximately $79.4 million in principal amount of the $80.0 million in principal amount of the Old Notes outstanding in the Tender Offer. The Company also entered into a supplemental indenture amending the terms of the indenture pursuant to which the remaining Old Notes were issued.

     In March 1995, the Company entered into a $50.0 million senior credit facility (the "Old Credit Facility") pursuant to which the Company made borrowings to finance the Charlotte Acquisition and certain working capital needs. On May 31, 1996 all amounts outstanding under the Old Credit Facility were repaid with a portion of the proceeds of the Note Offering and the Preferred Stock Offering.

     In connection with the repurchase of the Old Notes and the repayment of the Old Credit Facility, the Company recorded an extraordinary loss on debt retirement of approximately $15.2 million to reflect the cost of prepayment premiums and the write-off of debt issuance costs.

     On November 22, 1996, the Company entered into a new credit facility, as amended (the "New Credit Agreement"), a senior revolving credit facility providing for borrowings of up to $400 million. Borrowings under the New Credit Agreement may be used to finance permitted acquisitions, for working capital and general corporate purposes, and for letters of credit up to $20.0 million. The credit facility will be reduced by $18 million on a quarterly basis commencing March 31, 2000 to December 31, 2004 and two final payments of $20 million will be paid on March 31, 2005 and June 30, 2005. Interest on the funds borrowed under the New Credit Agreement is based on a floating rate selected by the Company of either (i) the higher of (a) the Bank of New York's prime rate and
(b) the federal funds rate plus 0.5%, plus a margin which varies from 0.25% to 1.5%, based on the Company's then-current leverage ratio, or (ii) the LIBOR rate plus a margin which varies from 1.875% to 2.75%, based on the Company's then-current leverage ratio. The Company must prepay certain outstanding borrowings in advance of their scheduled due dates in certain circumstances, including but not limited to achieving certain cash flow levels or receiving certain proceeds from asset disposition as defined. The Company must also pay annual commitment fees of 0.5% of the unutilized total commitments under the New Credit Agreement. The Company's obligations under the New Credit Agreement are secured by substantially all of its assets, including property, stock of subsidiaries and accounts receivable, and are guaranteed by the Company's subsidiaries. At December 31, 1997, the weighted average interest rate was 8.19%.

     The New Credit Agreement and the indentures related to the Company's subordinated notes contain covenants that impose certain restrictions on the Company, such as total leverage, pro forma debt service and pro forma interest expense ratios.

     The fair value of the Company's senior subordinated notes was $493,313,000 at December 31, 1997 based upon the quoted market price. The book value of the Company's senior credit facility and other debt approximates fair value, which was estimated using discounted cash flow analysis based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     The Company's 10.75% senior subordinated notes and 11.375% senior subordinated notes are guaranteed by every direct and indirect subsidiary of the Company. There are no non-guarantor subsidiaries. The guarantees by the guarantor subsidiaries are full, unconditional, and joint and several. All of the guarantor subsidiaries are wholly-owned. The Company is a holding company with no assets, liabilities or operations other than its investment in its subsidiaries. Separate financial statements of each guarantor have not been included as management has determined that they are not material to investors.


NOTE 6 -- REDEEMABLE PREFERRED STOCK

     Preferred stock consists of the following at December 31, 1997 and 1996 (dollars in thousands):

                                                                1997        1996
                                                              --------    --------
Preferred Stock of the Company, $.01 par value, 10,012,000
  shares authorized:
Series B Redeemable, 0 and 1,000 shares issued and
  outstanding in 1997 and 1996, respectively................  $     --    $    917
Series C Redeemable, 2,000 shares issued and outstanding in
  1997 and 1996, includes accreted dividends of $197 in 1997
  and $108 in 1996..........................................     1,725       1,636
Series D Cumulative Convertible Exchangeable Preferred
  Stock, 2,990,000 shares issued and outstanding, includes
  accreted issuance costs of $878 in 1997...................   144,324     143,446
Series E Cumulative Exchangeable Preferred Stock, 2,250,000
  shares issued and outstanding, net of issuance costs,
  includes accreted issuance costs of $951 in 1997..........   215,947          --
                                                              --------    --------
                                                              $361,996    $145,999
                                                              ========    ========

     The Series B Redeemable Preferred Stock which was non-voting and not entitled to receive dividends was redeemed in October 1997 at the liquidation value of $1,000 per share.

     The shares of Series C Redeemable Preferred Stock receive cumulative dividends equal to 6% per annum paid by the Company in arrears on a quarterly basis. The shares are non-voting and are redeemable by the Company after September 15, 1998 or by the holder after September 15, 2000, at the liquidation value of $1,000 per share. The Series C Redeemable Preferred Stock ranks senior to other preferred stock and to the Company's common stock as to dividends and liquidation rights.

     The shares of Series D Cumulative Convertible Exchangeable Preferred Stock (the "Series D Preferred Stock") receive cumulative dividends equal to 6 1/2% per annum ($0.8125 per share) which are paid by the Company on a quarterly basis. The shares of Series D Preferred Stock are redeemable at the option of the Company on or after June 1, 1999, in whole or in part, at redemption prices ranging from 104.5% in 1999 to 100.0% in 2006, plus accrued and unpaid dividends to the redemption date. The Series D Preferred Stock is not subject to any scheduled mandatory redemption prior to its maturity. The Series D Preferred Stock will mature on May 31, 2007.

     The Series D Preferred Stock is convertible at the option of the holder into shares of Class A Common Stock of the Company at any time prior to maturity at a conversion price of $45.51 per share (equivalent to a conversion rate of 1.0987 shares per $50 in Liquidation Preference of Series D Preferred Stock), subject to adjustment in certain events. The Series D Preferred Stock is exchangeable in full but not in part, at the Company's option on any dividend payment date, for the Company's 6 1/2% Convertible Subordinated Exchange Notes due 2007.

     The Series D Preferred Stock ranks senior to the Company's common stock as to dividends and liquidation rights.

     The shares of Series E Cumulative Exchangeable Preferred Stock (the "Series E Preferred Stock") receive cumulative dividends equal to the rate of 12 5/8% per annum which are paid by the Company on

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

January 15 and July 15 of each year. Dividends may be paid, at the Company's option, through January 15, 2002, in cash or additional shares of Series E Preferred Stock. Subject to certain condition, the shares of the Series E Preferred Stock are exchangeable in whole or in part on a pro rata basis, at the option of the Company, on any dividend payment date, for the Company's 12 5/8% Senior Subordinated Exchangeable Debentures due 2006. The Company is required, subject to certain conditions, to redeem all of the Series E Preferred Stock outstanding on October 31, 2006. The semi-annual dividend payable on January 15, 1998 was paid in additional shares of preferred stock.

NOTE 7 -- SHAREHOLDER'S EQUITY

  Common Stock

     The holders of Class A Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by stockholders, except (i) for the election of directors, (ii) with respect to any "going private" transaction between the Company and its Chairman, or any of his affiliates, and (iii) as otherwise provided by law. The holders of Class A and Class B Common Stock share ratably in all dividends and other distributions. As of December 31, 1997, 1,047,937 shares of Class A Common Stock, authorized but unissued, are reserved for conversion of the Class B Common Stock. Shares of the Company's Class B Common Stock convert on a share per share basis into the same number of Class A Common Stock under certain circumstances.

     In December 1995, 16,784 shares of non-voting Class C Common Stock were repurchased and retired by the Company for $459,000. In May 1996, 26,318 shares of Class A common Stock and 143,874 shares of Class B Common Stock were repurchased from the Company's former President. In July 1997, the Company repurchased 3,667 shares of Class A Common for $111,000. In addition, in September 1997, the Company repurchased 460 shares of Class A Common Stock for $19,000.

     In July 1995, the Company completed an offering of 1,725,000 shares of its Class A Common Stock for $24.50 per share. The net proceeds of the offering were $39,166,000 after underwriting discounts, commissions and other costs of the offering. The net proceeds were utilized to repay senior indebtedness of $21,500,000 and to fund the Dallas Acquisition and a portion of the Charlotte Acquisition.

Securities Issued in MMR Merger

     The following MMR warrants and options issued and outstanding at the date of the merger were assumed by the Company and are now convertible into SFX shares:

                                         NUMBER        MMR          NUMBER          SFX
                                         OF MMR      EXERCISE       OF SFX       EXERCISE
              SECURITIES                 SHARES       PRICE       SECURITIES       PRICE
              ----------                 -------   ------------   ----------   -------------
Underwriters Warrants exercisable
  through July 22, 1998................  125,000      $9.10         37,288        $30.51
Class B Warrants exercisable through
  March 22, 1999.......................  749,460      $11.50       217,162        $38.55
Unit Purchase Options exercisable
  through March 22, 1999 (entitle the
  holder to purchase one share of MMR
  Common Stock, one MMR Class A Warrant
  and one MMR Class B Warrant).........  160,000   $7.75-$11.50     47,728     $25.98-$38.55
Stock options exercisable at various
  dates through November 22, 2006......  305,000   $5.00-$10.50     90,982     $16.76-$35.20
Warrants issued to Huff Alternative
  Income Fund, L.P. exercisable through
  March 31, 2005.......................  728,000      $7.75        223,564        $25.98
Sillerman Options......................   10,000      $2.50          2,983         $8.38

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     The former MMR warrants and options are exercisable for that number of shares of the Company's Class A Common Stock equal to the product of the number of MMR shares covered by the security times 0.2983 and the per share exercise price for the share of the Company's Class A Common Stock issuable upon the exercise of each warrant and option is equal the quotient determined by dividing the exercise price per share of the MMR shares specified for such security by 0.2983.

     During 1997, certain holders of the former MMR securities exercised 95,874, 215,344, 153,445, and 142,001 of Underwriters Warrants, Class B Warrants, Unit Purchase Options and Stock Options, respectively, of the securities describe above. The warrants issued to the Huff Alternative Income Fund, L.P. were exercised through election of cashless exercise provisions whereby the Company issued 165,023 shares of the Company's Class A Common Stock.

Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to employees" ("APB25") and related interpretations in accounting for its employee stock options, as opposed to the fair value accounting provided for under FAS Statement No. 123, "Accounting for Stock-Based Compensation."

     Under stock option plans adopted annually since 1993, stock options to acquire Class A Common Stock have been granted to certain officers, key employees and other key individuals who perform services for the Company. Options granted under these plans are generally granted at option prices equal to the fair market value of the Class A Common Stock on the date of grant. As such, under APB25, no expense is recorded in the statement of operations. Terms of the options, determined by the Company, provided that the maximum term of each options shall not exceed ten years and the options become fully exercisable within five years of continued employment with the exception of certain options granted to executives which were fully vested upon issuance.

     In connection with the Merger, the Board has approved that all outstanding options will vest immediately upon the date of such Merger.

     At December 31, 1997, options outstanding had an average exercise price of $22.04 and expiration dates ranging from December 1, 2003 to April 15, 2007. The table below does not include the MMR options described above.

                                             1997             1996              1995
                                         -------------    -------------    --------------
Options outstanding at beginning of
  year.................................     910,000          748,000          500,000
Option price...........................  $13.00-$33.75    $13.00-$21.25    $13.00-$13.50
Options granted........................     420,000          349,000          248,000
Options price..........................     $28.00        $27.25-$33.75        $21.25
Options exercised......................     726,050            --                --
Option price...........................  $13.00-$33.75         --                --
Options repurchased....................       --             187,000             --
Option price...........................       --          $13.00-$21.25
Options expired or canceled............       --               --                --
Options outstanding at end of year.....     603,950          910,000          748,000
Option price...........................  $13.00-$28.75    $13.00-$33.75    $13.00-$21.25
Options exercisable at end of year.....     439,750          461,200          153,000

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

NOTE 8 -- INCOME TAXES

     The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 is summarized in thousands as follows:

                                                            1997      1996      1995
                                                            -----    ------    ------
Current
  Federal.................................................  $  --    $   --    $   --
  State...................................................    990     1,190        --
                                                            -----    ------    ------
                                                              990     1,190        --
                                                            -----    ------    ------
Deferred
  Federal.................................................     --        --        --
  State...................................................   (180)     (710)       --
                                                            -----    ------    ------
                                                             (180)     (710)       --
                                                            -----    ------    ------
                                                            $ 810    $  480    $   --
                                                            =====    ======    ======

     The Company files a consolidated tax return for federal income tax purposes. As a result of current losses, no federal tax provision was recorded for the year ended December 31, 1997 and 1996. The current income tax expense recorded during 1997 and 1996 is a result of current state and local income taxes in certain states where subsidiaries file separate tax returns. Deferred state tax benefit was recognized in 1997 and 1996 attributable to the disposition of stations acquired in transactions in which associated deferred tax liabilities were recorded in purchase accounting. As a result of current losses and the deferred benefit associated with the losses, no current or deferred expense or benefit was recorded for the year ended December 31, 1995.

     At December 31, 1997, the Company had total net operating loss carryforwards of approximately $69,000,000 that will expire from 2003 through 2012, including net operating losses of acquired subsidiaries. Due to ownership changes related to the acquisition of subsidiaries, the utilization of approximately $15,300,000 of which losses is subject to various limitations. The future use of remaining net operating loss carryforwards may be impacted and subject to additional limitations as a result of the Merger.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows (in thousands):

                                                                1997        1996
                                                              ---------   ---------
Deferred Tax Assets:
Accounts receivable.........................................  $     860   $     563
Net operating loss carryforwards............................     23,965      12,044
Management service contract.................................      2,356       2,128
Other reserves..............................................        113         646
National sales representative contract settlement...........      8,740          --
Accrued bonuses and other compensation......................      1,563         997
                                                              ---------   ---------
Total deferred tax assets...................................     37,597      16,378
Valuation allowance.........................................    (21,876)     (5,623)
                                                              ---------   ---------
  Net Deferred Tax Assets...................................     15,721      10,755
Deferred Tax Liabilities:
Property, plant and equipment...............................       (684)       (372)
Intangible assets...........................................   (117,718)   (101,658)
Other.......................................................         --         (77)
                                                              ---------   ---------
  Total Deferred Tax Liabilities............................   (118,402)   (102,107)
                                                              ---------   ---------
  Net Deferred Tax Liabilities..............................  $(102,681)  $ (91,352)
                                                              =========   =========

     The acquisition of radio station WWYZ resulted in the recognition of deferred tax liabilities of approximately $10 million under the purchase method of accounting. The amounts were based upon the excess of the financial statement basis over the tax basis in assets, primarily intangibles.

     The 1997, 1996 and 1995 effective tax rate varied from the statutory federal income tax rate as follows (in thousands):

                                                       1997        1996        1995
                                                     --------    --------    --------
Income taxes at the statutory rate.................  $ (8,488)   $(16,924)   $ (1,495)
Effect of non-recurring and unusual charges........     6,781       6,875          --
Valuation allowance................................    13,977       9,859       1,434
Effect of nondeductible amortization of
  intangibles......................................       295         264         198
Nonqualified stock options.........................   (12,380)         --          --
State and local income taxes (net of federal
  benefit).........................................       535         317        (145)
Other..............................................        90          89           8
                                                     --------    --------    --------
          Total....................................  $    810    $    480    $     --
                                                     ========    ========    ========

NOTE 9 -- RELATED PARTY TRANSACTIONS

     Prior to April 1996, SCMC, where Robert F.X. Sillerman, the Company's Executive Chairman, serves as Chairman of the Board of Directors and Chief Executive Officer, had been engaged by the Company from time to time for advisory services with respect to specific transactions. In April 1996, the Company and SCMC entered into the SCMC Termination Agreement, pursuant to which SCMC assigned to the Company its rights to provide services to, and receive fees payable by each of, MMR and Triathlon in respect of such consulting and marketing services to be performed on behalf of such companies, except for fees related to certain transactions pending at the date of such agreement. In addition, the Company and SCMC terminated the arrangement pursuant to which SCMC performed financial consulting services for the Company. Upon

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
consummation of the MMR Merger, SCMC's agreement with MMR was terminated. Prior to consummation of the MMR Merger, MMR paid an annual fee of $500,000 to SCMC and Triathlon paid SCMC an annual fee of $300,000 (which increased to $500,000 effective January 1, 1997). In addition, Triathlon has agreed to advance to SCMC an amount of $500,000 per year in connection with transaction-related services to be rendered by SCMC. However, if the agreement between SCMC and Triathlon is terminated or if an unaffiliated person acquires a majority of the capital stock of Triathlon the unearned fees must be repaid. Pursuant to the SCMC Termination Agreement, the Company has agreed to continue to provide consulting and marketing services to Triathlon until the expiration of their agreement on June 1, 2005, and not to perform any consulting or investment banking services for any person or entity other than Triathlon in the radio broadcasting industry or in any business which uses technology for the audio transmission of information or entertainment. In consideration of the foregoing agreements, the Company issued to SCMC warrants to purchase up to 600,000 shares of Class A Common Stock at an exercise price, subject to adjustment, of $33.75 (the market price at the time the financial consulting arrangement was terminated). The Company also forgave a $2.0 million loan made by the Company to SCMC, plus accrued and unpaid interest thereon. Pursuant to such agreement, the Chairman has agreed with the Company that he will supervise, subject to the direction of the Board of Directors, the performance of the financial consulting and other services previously performed by SCMC for the Company. During 1996, the Company received fees of $292,000 from MMR and $511,000 from Triathlon. During 1997, the Company received fees of $1,794,000 from Triathlon. In connection with this agreement, the Company had a $44,000 receivable from Triathlon at December 31, 1997. Pursuant to the Merger, the Company will transfer the Triathlon consulting contract to SFX Entertainment. Triathlon has previously announced that it is exploring ways of maximizing stockholder value, including possible sale to a third party. If Triathlon were acquired by a third party, the agreement might not continue for the remainder of its term.

     In 1996, the Company paid to SCMC advisory fees of $4.0 million in connection with the Liberty Acquisition, the Prism Acquisition, the Greenville Acquisition, the Jackson Acquisitions, the Greensboro Acquisition and the Raleigh-Greensboro Acquisition. In addition, the Company paid SCMC, on behalf of MMR, a non-refundable fee of $2.0 million for investment banking services provided to MMR in connection with the MMR Merger.

     No pending transactions, as described in Note 3, predate the SCMC Termination Agreement, and therefore no fees are payable to SCMC.

     Prior to June 1996, the Company held a non-recourse note receivable from the Company's former President in the amount of $2,000,000 which was secured by 133,333 shares of Class B Common Stock. The note bore interest at 6% per annum. Interest income of $60,000 and $120,000 was accrued in 1996 and 1995 on the loan, respectively. The loan and interest accrued were forgiven in June 1996 pursuant to an agreement with the former President and are included in non-recurring and unusual charges.

     In January 1995, the Company paid a $1,000,000 fee to SCMC in connection with the transfer of shares of the Company's Class C Common Stock.

     During the last quarter of 1996, the Company consolidated all of its corporate office functions in New York. Prior to such time, the Company had an agreement with the Chairman related to the maintenance of the Company's New York Office whereby the Company reimbursed SCMC for certain office expenses and salaries for certain employees of SCMC who provided services on behalf of the Company. In addition certain of the Company's employees performed certain services for other entities affiliated with SCMC. In connection with SCMC Termination Agreement and the consolidation of the Company's Corporate Office in New York, SCMC employees who provided services on behalf of the Company became employees of the Company. Total reimbursements paid to SCMC for office expenses and salaries totaled approximately $1,082,000 and $530,000 for the years ended December 31, 1996 and 1995. The reimbursements paid to SCMC in 1996 included $292,000 and $261,000 of fees paid by MMR and Triathlon, respectively, directly to SCMC

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
following the effective date of the SCMC Termination Agreement. The timing of these payments during the year were such that the Company had advanced amounts to SCMC of up to $230,000 during the period. As of December 31, 1996 and 1997, there are no amounts due to or from SCMC.

     The transactions above were not negotiated on an arms-length basis. Accordingly, each transaction was approved by the Company's Board of Directors, including the Company's independent directors, in accordance with the provisions relating to affiliate transactions in the Company's by-laws, bank agreements and Indenture, which provisions require a determination as to the fairness of the transactions to the Company.

     The Company's Executive Vice President, General Counsel and Director is Of Counsel to the law firm of Baker & McKenzie. Baker & McKenzie serves as counsel to the Company in certain matters. Baker & McKenzie compensates the executive based, in part, on the fees it receives from providing legal services to the Company and other clients originated by the executive. The Company paid Baker & McKenzie $6,813,000, $4,886,000 and $793,000 for legal services during 1997,
1996 and 1995, respectively. During February 1998, the Company was reimbursed by SFX Entertainment for approximately $2,948,000 of legal fees related to concert acquisitions and the Spin-Off. As of December 31, 1997 and 1996, the Company accrued Baker & McKenzie legal fees of approximately $4,782,000 and $1,550,000, respectively.

NOTE 10 -- NON-RECURRING AND UNUSUAL CHARGES, INCLUDING ADJUSTMENTS TO BROADCAST RIGHTS AGREEMENT

Audited:

     The Company recorded non-recurring and unusual charges related to the Merger of SFX Broadcasting and the Spin-Off of SFX Entertainment of $20,174,000 in 1997 which consisted primarily of (i) $12,140,000 related to bonuses paid to officers of the Company (ii) a write-off of a $2,500,000 loan made to the Company's Executive Chairman (iii) $1,713,000 relating to an increase in value of certain Stock Appreciation Rights and (iv) $3,821,000 of other expenses, primarily legal, accounting and regulatory fees.

     The Company recorded non-recurring and unusual charges of $28,994,000 in 1996 which consisted primarily of payments in excess of the fair value of stock repurchased totaling $12,461,000 to the company's former President and the reserve by the Company of $2,330,000 relating to the loan and accrued interest to the Company's former President, $5,586,000 related to the SCMC Termination Agreement (Note 9), $4,575,000 for the repurchase of options and rights to receive options held by the Chief Operating Officer, and a charge of $1,600,000 related to the termination of the Company's contractual four-year broadcast rights of Texas Rangers baseball and an adjustment in the value of the contract for the 1996 season. In 1995, the Company recorded a $5 million charge related to the write down in value of the Company's Texas Rangers broadcast rights.

Unaudited:


     In the first quarter of 1998, the Company recorded non-recurring and unusual charges of $25.0 million which consisted primarily of (i) $4.2 million of compensation expense related to options issued, (ii) $550,000 relating to the settlement of a lawsuit, (iii) $489,000 relating to the increase in value of certain SARs, (iv) $16.6 million relating to the consent solicitations from the holders of its Senior Subordinated Notes due 2006 and the holders of its 12 5/8% Series E Preferred Stock in connection with the Spin-Off and (v) $3.2 million of expenses, primarily legal, accounting and regulatory fees associated with the pending Merger and the consent solicitations in connection with the Spin-Off.


NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     The Company has entered into various operating leases, broadcast rights agreements and employment agreements. Total rent expense was $5,403,000, $2,903,000 and $1,506,000 for the years ending December 31, 1997, 1996 and 1995, respectively. The Company has entered into employment agreements with certain

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
officers and other key employees. Expenses under the contracts approximated $19,748,000 for the year ended December 31, 1997. Future minimum payments in the aggregate for all noncancelable operating leases including broadcast rights agreements and employment agreements with initial terms of one year or more consist of the following at December 31, 1997 (in thousands):

                                                    SFX BROADCASTING, INC.   SFX ENTERTAINMENT, INC.
                                                    ----------------------   ------------------------
                                                    OPERATING   EMPLOYMENT   OPERATING    EMPLOYMENT
                                                     LEASES     AGREEMENTS     LEASES     AGREEMENTS
                                                    ---------   ----------   ----------   -----------
1998..............................................   $11,186     $18,090      $ 3,366       $1,900
1999..............................................     7,232      12,394        3,823        1,864
2000..............................................     6,373       5,638        1,648        1,624
2001..............................................     4,084       2,133        1,666        1,534
2002..............................................     2,913       1,471        1,678          300
2003 and thereafter...............................     7,725       1,159       14,117           --
                                                     -------     -------      -------       ------
                                                     $39,513     $40,885      $26,298       $7,222
                                                     =======     =======      =======       ======

     The future minimum payments pursuant to operating leases does not include the New York offices as theses facilities will be transferred to SFX Entertainment.

     Future minimum payments in the aggregate for all noncancelable capital leases with initial terms of one year or more consist of the following at December 31, 1997 (in thousands)

                                                              CAPITAL
                                                              LEASES
                                                              -------
1998........................................................   $ 124
1999........................................................      86
2000........................................................      43
2001........................................................      14
2002 and thereafter.........................................      --
                                                               -----
Total minimum lease payments................................     267
Less: amount representing interest..........................     (40)
                                                               -----
Present value of future minimum lease payments..............     227
Less: current portion.......................................    (101)
                                                               -----
Long-term capital lease obligations.........................   $ 126
                                                               =====

     The Company is the subject of various claims and litigation principally in the normal course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse impact on the consolidated financial statements. SFX Entertainment has committed to certain renovation and construction projects totaling $35.5 million.

NOTE 12 -- DEFINED CONTRIBUTION PLAN

     The Company sponsors a 401(k) defined contribution plan in which most of its employees were eligible to participate. The Plan presently provides for discretionary employer contributions. The Company made no contributions in 1997, 1996 or 1995.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

NOTE 13 -- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                             1997      1996      1995
                                                            -------   -------   -------
Cash paid during the year for:
  Interest................................................  $65,184   $30,898   $12,903
  Income taxes............................................  $ 1,059   $    81   $    --

Supplemental schedule of noncash investing and financing activities:

Issuance of equity securities, including deferred equity security issuance, and assumption of debt in connection with certain acquisitions (Note 3)

Agreements to pay future cash consideration in connection with certain acquisitions (Note 3)

Exchange of radio stations (Note 3)

Issuance of warrants in connection with SCMC termination agreement (Note 9).

NOTE 14 -- SUBSEQUENT EVENTS

     Radio Broadcasting. In January 1998, the Company sold one radio station operating in Richmond, Virginia (the "Richmond Disposition") for $4.3 million.

     Concert Promotion Acquisitions and Financing. In February and March 1998, SFX Entertainment acquired the following live entertainment businesses which were contributed to SFX Entertainment upon the Spin-Off.

     PACE Entertainment Corporation ("PACE"), one of the largest diversified producers and promoters of live entertainment in the United States, having what SFX Entertainment believes to be the largest distribution network in the United Sates in each of its music, theater and specialized motor sports businesses (the "PACE Acquisition"), for total consideration of approximately $156,056,000. In connection with the PACE Acquisition, SFX Entertainment acquired 100% of Pavilion Partners, a partnership that owns interest in 10 venues ("Pavilion"), through the PACE Acquisition and directly from PACE's various partners for $90,627,000. The Company has guaranteed the performance of SFX Entertainment's obligation to PACE until PACE is issued the SFX Entertainment stock it is entitled to under the acquisition agreement.

     The Contemporary Group ("Contemporary"), a fully-integrated live entertainment and special event promoter and producer, venue owner and operator and consumer marketer, for total consideration of approximately $101,402,000.

     The Network Magazine Group ("Network Magazine"), a publisher of trade magazines for the radio broadcasting industry, and SJS Entertainment ("SJS"), an independent creator, producer and distributor of music-related radio programming, services and research which it exchanges with radio broadcasters for commercial air-time sold, in turn, to national network advertisers (the "Network Acquisition"), for total consideration of approximately $66,784,000.

     BG Presents ("BGP"), one of the oldest promoters of, and owner-operators of venues for, live entertainment in the United States, and a leading promoter in the San Francisco Bay area (the "BGP Acquisition"), for total consideration of approximately $80,327,000.

     Concert/Southern Promotions ("Concert/Southern"), a promoter of live music events in the Atlanta, Georgia metropolitan area (the "Concert/Southern Acquisition"), for total consideration of approximately $16,600,000.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     Westbury Music Fair, a theater located in Westbury, New York for aggregate consideration of $3.0 million in cash and an agreement to issue 75,019 shares of Class A Common Stock of SFX Entertainment.

     On February 11, 1998, SFX Entertainment completed the private placement of $350.0 million of 9 1/8% Senior Subordinated Notes (the "Notes") due 2008. Interest is payable on the Notes on February 1 and August 1 of each year.

     On February 26, 1998, SFX Entertainment executed a Credit and Guarantee Agreement (the "Credit Agreement") which established a $300.0 million senior secured credit facility comprised of (i) a $150.0 million eight-year term loan (the "Term Loan") and (ii) a $150.0 million seven-year reducing revolving credit facility. Borrowings under the Credit Agreement are secured by substantially all of the assets of SFX Entertainment, including a pledge of the outstanding stock of substantially all of its subsidiaries and guaranteed by all of SFX Entertainment's subsidiaries. On February 27, 1998, SFX Entertainment borrowed $150.0 million under the Term Loan. Together with the proceeds from the Notes, the proceeds from the Term Loan were used to finance the 1998 acquisitions discussed above.


     Consent Solicitation. To facilitate the Spin-Off, SFX Entertainment's 1998 acquisitions and its financing thereof, the Company sought and obtained consents from the holders of its Old Notes and the holders of its Senior Subordinate Notes due 2006 and the holders of its 12 5/8% Series E Preferred Stock. In connection with these consents, the Company modified certain covenants. Management anticipates that the Company will be in compliance with these covenants in the foreseeable future. Fees and expenses of approximately $18.0 million were incurred by the Company in connection with the consent solicitations and were reimbursed by SFX Entertainment with the proceeds of the SFX Entertainment Notes. Such charges are included in non-recurring and unusual charges, including adjustments to broadcast rights agreement.


  Legal Proceedings

     On August 29, 1997, two lawsuits were commenced against the Company and its directors which allege that the consideration to be paid as a result of the Merger to the holders of the Company's Class A Common Stock is unfair and that the individual defendants have breached their fiduciary duties.

     On March 16, 1998, all of the parties entered into a Memorandum of Understanding, pursuant to which they have reached an agreement providing for a settlement of the action (the "Settlement"). The Settlement provides for the Company to pay plaintiffs' counsel an aggregate of $950,000, including all fees and expenses as approved by the court. The Company anticipates that a significant portion of such payment will be funded by the Company's insurance. The Settlement is conditioned on the (a) consummation of the Merger, (b) completion of the confirmatory discovery and (iii) approval of the court.

------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY U.S. UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                               ------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................    3
Summary Historical Financial Data..........   12
Summary Pro Forma Financial Data...........   13
Risk Factors...............................   15
Use of Proceeds............................   23
Dividend Policy............................   24
Dilution...................................   25
Capitalization.............................   26
Unaudited Pro Forma Financial
  Information..............................   28
Selected Historical Financial Data.........   45
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   47
Business...................................   58
The Transactions...........................   81
Management.................................   86
Security Ownership of Certain Beneficial
  Owners...................................   97
Certain Relationships and Related
  Transactions.............................   99
Description of Capital Stock...............  106
Shares Eligible for Future Sale............  116
Description of Indebtedness................  117
Certain U.S. Tax Considerations Applicable
  to Non-U.S. Holders of the Class A Common
  Stock....................................  139
Underwriting...............................  142
Notice to Canadian Residents...............  145
Legal Matters..............................  146
Experts....................................  146
Available Information......................  147
Glossary of Certain Terms..................  148
Index to Financial Statements..............  F-1


                               ------------------

     UNTIL          , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================

                                      LOGO

                               31,000,000 Shares

                              CAPSTAR BROADCASTING
                                  CORPORATION

                                    Class A
                                  Common Stock
                                ($.01 par value)
                                   PROSPECTUS
                              Joint Lead Managers

                           CREDIT SUISSE FIRST BOSTON

                                 BT ALEX. BROWN

                           MORGAN STANLEY DEAN WITTER

                               ------------------

                            BEAR, STEARNS & CO. INC.

                              GOLDMAN, SACHS & CO.

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                              SALOMON SMITH BARNEY

------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                   SUBJECT TO COMPLETION, DATED MAY   , 1998
                               31,000,000 Shares
                        CAPSTAR BROADCASTING CORPORATION

                              Class A Common Stock
LOGO                            ($.01 par value)
                               ------------------
All of the shares of Class A Common Stock, par value $.01 per share (the "Class
    A Common Stock"), offered hereby are being sold by Capstar Broadcasting Corporation (the "Company"). Of the 31,000,000 shares of Class A Common Stock being offered, 6,200,000 shares are being offered initially outside the United
      States and Canada (the "International Shares") by the Managers (the "International Offering") and 24,800,000 shares are being offered initially in the United States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering" and together with the International Offering, the "Offering").
      The offering price and underwriting discounts and commissions of the
          International Offering and the U.S. Offering are identical.
The net proceeds of the Offering will be part of the Financing (as defined) that will be used to consummate the acquisition (the "SFX Acquisition") of SFX Broadcasting, Inc. ("SFX") and related acquisitions for approximately $1.3 billion, to repay the existing indebtedness under the SFX Credit Facility (as defined) of approximately $313.0 million, to redeem $154.0 million aggregate principal amount of the 10 3/4% SFX Notes (as defined), to redeem $119.6 million aggregate liquidation preference of the outstanding shares of 12 5/8% SFX
    Preferred Stock (as defined), and to pay related fees and expenses. The consummation of the Offering is conditioned on the concurrent consummation of the SFX Acquisition. See "Use of Proceeds" and "The Transactions -- The SFX
                                 Transactions."
 Prior to the Offering, there has been no public market for the Class A Common Stock. It is anticipated that the initial public offering price will be between
   $18.00 and $21.00 per share. For information relating to the factors to be considered in determining the initial offering price to the public, see
                            "Subscription and Sale."
The Company's authorized common stock consists of Class A Common Stock, Class B
  Common Stock, par value $.01 per share ("Class B Common Stock"), and Class C Common Stock, par value $.01 per share ("Class C Common Stock" and, together with the Class A Common Stock and the Class B Common Stock, the "Common Stock").
 The rights of each share of Common Stock are essentially identical other than with respect to voting rights. The Class A Common Stock entitles the holders thereof to one vote per share, the Class B Common Stock has no voting rights, except as otherwise required by law, and the Class C Common Stock entitles the holders thereof to ten votes per share. Upon completion of the Offering, (i) the holders of Class A Common Stock offered hereby will hold approximately 92.1% of the outstanding Class A Common Stock, representing approximately 4.4% of the total voting power of the outstanding Common Stock and (ii) the holders of the
Class C Common Stock will have approximately 95.3% of the total voting power of the outstanding Common Stock. Thomas O. Hicks, the Company's Chairman of the Board, R. Steven Hicks, the Company's President and Chief Executive Officer, and affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") beneficially own all of the outstanding Class C Common Stock. An affiliate of Hicks Muse owns 84.2% of the outstanding Class B Common Stock. Subject to any necessary approval of the Federal Communications Commission (the "FCC"), the Class B Common Stock
  and the Class C Common Stock are convertible in whole or in part at any time into Class A Common Stock on a share-for-share basis. See "Description of
                                Capital Stock."

     The Class A Common Stock has been approved for listing on the New York Stock Exchange under the symbol "CRB," subject to notice of issuance.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN
   THE CLASS A COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 15 HEREIN. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                                UNDERWRITING
                                                         PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                          PUBLIC                COMMISSIONS               COMPANY(1)
                                                    ------------------       ------------------       ------------------
Per Share.......................................            $                        $                        $
Total (2).......................................            $                        $                        $

(1) Before deduction of expenses payable by the Company estimated at $3,325,000.

(2) The Company has granted the Managers and U.S. Underwriters an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 4,650,000 additional shares to cover over-allotments of shares. If the option is exercised in
    full, the total Price to Public will be $         , Underwriting Discounts
    and Commissions will be $         , and Proceeds to Company will be
    $         .

   The International Shares are offered by the several Managers when, as and if issued by the Company, delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. It is expected that the
International Shares will be ready for delivery on or about             , 1998
against payment in immediately available funds.

                              Joint Lead Managers
CREDIT SUISSE FIRST BOSTON
                          BT ALEX. BROWN INTERNATIONAL
                                                      MORGAN STANLEY DEAN WITTER
                               ------------------

BEAR, STEARNS INTERNATIONAL LIMITED                  GOLDMAN SACHS INTERNATIONAL

NATIONSBANC MONTGOMERY SECURITIES LLC         SALOMON SMITH BARNEY INTERNATIONAL
                      Prospectus dated             , 1998.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

     In this Prospectus, references to "dollars" and "$" are to United States dollars.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUBSCRIPTION AND SALE."

                               ------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
PROSPECTUS SUMMARY.........................    3
SUMMARY HISTORICAL FINANCIAL DATA..........   12
SUMMARY PRO FORMA FINANCIAL DATA...........   13
RISK FACTORS...............................   15
USE OF PROCEEDS............................   23
DIVIDEND POLICY............................   24
DILUTION...................................   25
CAPITALIZATION.............................   26
UNAUDITED PRO FORMA FINANCIAL
  INFORMATION..............................   28
SELECTED HISTORICAL FINANCIAL DATA.........   45
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...............................   47
BUSINESS...................................   58
THE TRANSACTIONS...........................   81
MANAGEMENT.................................   86



                                             PAGE
                                             ----
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
  OWNERS...................................   97
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS.............................   99
DESCRIPTION OF CAPITAL STOCK...............  106
SHARES ELIGIBLE FOR FUTURE SALE............  116
DESCRIPTION OF INDEBTEDNESS................  117
CERTAIN U.S. TAX CONSIDERATIONS APPLICABLE
  TO NON-U.S. HOLDERS OF THE CLASS A COMMON
  STOCK....................................  139
SUBSCRIPTION AND SALE......................  142
LEGAL MATTERS..............................  146
EXPERTS....................................  146
AVAILABLE INFORMATION......................  147
GLOSSARY OF CERTAIN TERMS..................  148
INDEX TO FINANCIAL STATEMENTS..............  F-1


                               ------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             SUBSCRIPTION AND SALE

     The institutions named below (the "Managers") have, pursuant to a
Subscription Agreement dated             1998 (the "Subscription Agreement"),
severally and not jointly agreed with the Company to subscribe and pay for the following number of International Shares set forth opposite their names:

                                                                   NUMBER OF
                          MANAGER                             INTERNATIONAL SHARES
                          -------                             --------------------
Credit Suisse First Boston (Europe) Limited.................
BT Alex. Brown International................................
Morgan Stanley & Co. International Limited..................
Bear, Stearns International Limited.........................
Goldman Sachs International.................................
NationsBanc Montgomery Securities LLC.......................
Smith Barney Inc. ..........................................
                                                                  -----------
          Total.............................................        6,200,000
                                                                  ===========

     The Subscription Agreement provides that the obligations of the Managers are such that, subject to certain conditions precedent, the Managers will be obligated to purchase all the International Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of non-defaulting Managers may be increased or the Subscription Agreement may be terminated.

     The Company has entered into an Underwriting Agreement with the underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the Managers and the U.S. Underwriters an option, exercisable by Credit Suisse First Boston Corporation, on behalf of the Managers and the U.S. Underwriters, expiring at the close of business on the 30th day after the date of this Prospectus to purchase up to 4,650,000 additional shares at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock offered hereby. To the extent that this option to purchase is exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table and as the number set forth next to such U.S. Underwriter's name in the corresponding table in the Prospectus relating to the U.S. Offering bears to the sum of the total number of shares of Class A Common Stock in such tables.

     The Company has been advised by Credit Suisse First Boston Europe (Limited) ("CSFBL") on behalf of the Managers, that the Managers propose to offer the International Shares outside of the United States and Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers, to certain dealers at such price less a commission of
$          per share, and that the Managers and such dealers may reallow a
commission of $          per share on sales to certain other dealers. After the
initial public offering, the public offering price and commission and reallowance may be changed by the Managers.

     The representatives of the U.S. Offering have informed the Company that they do not expect discretionary sales by the U.S. Underwriters and the Managers to exceed 5% of the shares of Class A Common Stock being offered hereby.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The public offering price, the aggregate underwriting discounts and commissions per share and per share commission and reallowance to dealers for the International Offering and concurrent U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the public offering price, the aggregate underwriting discounts and commissions per share and per share commission and reallowance to dealers will be made only upon the mutual agreement of CSFBL, on behalf of the Managers, and Credit Suisse First Boston Corporation, as representative of the U.S. Underwriters.

     Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock to any person in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed or will agree that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock outside the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or
(ii) any corporation, partnership, pension, profit-sharing or other trust or entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of shares of Class A Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by CSFBL, on behalf of the Managers, and Credit Suisse First Boston Corporation, as representative of the U.S. Underwriters, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of shares of Class A Common Stock initially available for sale by the Managers and the U.S. Underwriters may be more or less than the amount appearing on the cover page of the Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold shares of Class A Common Stock.

     Each of the Managers and the U.S. Underwriters severally represents and agrees that: (i) it has not offered or sold and will not offer or sell any Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class A Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.


     At the request of the Company, the U.S. Underwriters have reserved for sale, at the initial public offering price, up to 1,550,000 shares of Class A Common Stock (5% of the shares offered in the Offering) for employees, directors and certain other persons associated with the Company who have expressed an interest in purchasing such shares of Class A Common Stock in the U.S. Offering. The number of shares available for

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

sale to the general public in the U.S. Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the U.S. Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"), except (i) pursuant to or in connection with employee stock option plans, the Warrants or other employee or non-employee director compensation arrangements or agreements, in each case, in effect on the date of this Prospectus, (ii) in connection with any acquisition by the Company so long as the recipient of such securities agrees in writing prior to such issuance to be subject to the foregoing lock up for the remainder of the Lock-Up Period, (iii) in connection with the conversion of shares of Class B Common Stock or Class C Common Stock, and (iv) the sale and issuance of shares of Common Stock to new directors of the Company in connection with their election or appointment to the Board of Directors of the Company. Each of the Company's officers, directors and stockholders has agreed not to sell, offer, or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Credit Suisse First Boston Corporation during the Lock-Up Period, except for certain limited exceptions.

     The Company has agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

     Affiliates of each of CSFBL, BT Alex. Brown International and NationsBanc Montgomery Securities LLC are limited partners in Hicks, Muse, Tate & Furst Equity Fund II, L.P. ("HM Fund II") and HM Fund III. Such affiliates have no investment or dispositive power with respect to the shares of Common Stock indirectly held by HM Fund II or HM Fund III.

     Bankers Trust Company, an affiliate of BT Alex. Brown International, will be the administrative agent and a lender under the Capstar Credit Facility. Bankers Trust Company has from time to time issued letters of credit for the account of the Company or an affiliate thereof. Bankers Trust Company has issued a $100.0 million letter of credit to secure the obligations of the Company in connection with the SFX Acquisition. Such letter of credit will be released upon consummation of the SFX Acquisition. BT Capital Partners, Inc., an affiliate of BT Alex. Brown International ("BT Capital"), owned all of GulfStar's outstanding shares of preferred stock prior to the GulfStar Acquisition, which shares were redeemed with the proceeds of a private equity investment by an affiliate of Hicks Muse. In addition, BT Capital owns 961,999 shares of Class B Common Stock, which shares were acquired upon consummation of the GulfStar Acquisition in connection with the conversion of BT Capital's warrant to purchase shares of common stock of GulfStar into the right to receive shares of Class B Common Stock, and is a party to the GulfStar Stockholders Agreement. BT Investment Partners, Inc., an affiliate of BT Alex. Brown International, is the limited partner of Capstar BT Partners, L.P., which owns 2,655,927 shares of Class B Common Stock acquired in connection with the Osborn Acquisition and the GulfStar Acquisition for aggregate consideration of $31.1 million, and is a party to the Affiliate Stockholders Agreement. Capstar BT Partners, L.P. also has purchased 2,463,797 additional shares of Class B Common Stock from the Company in two private placement transactions for aggregate consideration of $34.1 million.

     An affiliate of NationsBanc Montgomery Securities LLC will be the syndication agent and a lender under the Capstar Credit Facility.

     Certain of the Managers and U.S. Underwriters, or affiliates thereof, have from time to time performed, and may from time to time perform, certain advisory and banking services for Hicks Muse, the Company and their affiliates for which they have, and may in the future, receive customary fees and expenses.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     Credit Suisse First Boston Corporation, on behalf of the Managers and U.S. Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit Credit Suisse First Boston Corporation to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by Capstar Broadcasting Corporation (the "Registrant" or the "Company") in connection with the registration of the securities offered hereby, other than underwriting discounts and commissions, are as follows:

SEC registration fee........................................  $  220,852
NASD filing fee.............................................      30,500
New York Stock Exchange listing fee.........................     500,000
Accounting fees and expenses................................   1,100,000
Legal fees and expenses.....................................     325,000
Blue Sky fees and expenses..................................       2,500
Transfer agent and registrar fees...........................      12,500
Printing and engraving expenses.............................   1,000,000
Miscellaneous...............................................     133,648
                                                              ----------
          Total.............................................  $3,325,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Eight of the Certificate of Incorporation (the "Certificate of Incorporation") of the Registrant provides that the Registrant shall indemnify its officers and director to the maximum extent allowed by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, the Registrant generally has the power to indemnify its current and former directors against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to the best interests of the Registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the Registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant also has the power to purchase an maintain insurance for its directors and officers and has purchased a policy providing such insurance.

     Article Nine of the Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Laws of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

     The preceding discussion of the Registrant's Certificate of Incorporation and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the Certificate of Incorporation and Section 145 of the Delaware General Corporation Law.

     The Registrant has entered into indemnification agreements with the Registrant's directors and officers. Pursuant to such agreements, the Registrant will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Registrant or assumed certain responsibilities at the direction of the Registrant.

     The form of Underwriting Agreement and Subscription Agreement included as Exhibits 1.1 and 1.2, respectively, herein provide for indemnification of the Registrant and certain controlling persons under certain circumstances, including indemnification for liabilities under the Securities Act of 1933 (the "Securities Act").

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to all securities issued or sold by the Registrant in the last three years and not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Each of the certificates representing the Registrant's securities issued in connection with such transaction contains a restrictive legend. The information provided in this Item takes into account a one for ten reverse stock split of the Common Stock (as defined) that will occur immediately prior to the consummation of the Offering.

     On June 20, 1997, the Registrant became the holding company for Capstar Broadcasting Partners, Inc. ("Capstar Partners") by exchanging shares of its Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), and Class C Common Stock, par value $0.01 per share (the "Class C Common Stock" and together with the Class A Common Stock and the Class B Common Stock, the "Common Stock"), for all of the outstanding common stock of Capstar Partners (the "Exchange"). Pursuant to the Exchange, the holders of the outstanding common stock of Capstar Partners received, in an amount equal to the equivalent number and class of stock they held in Capstar Partners, 747,999 shares of Class A Common Stock, 1,818,181 shares of Class B Common Stock and 12,473,452 shares of Class C Common Stock. The Registrant received no cash consideration in the Exchange.

     On July 1, 1997, the Registrant sold 7,518 shares of Class A Common Stock to R. Gerald Turner for a purchase price of $100,000.

     On July 8, 1997, the Registrant issued 1,724,186 shares of Class A Common Stock, 2,162,063 shares of Class B Common Stock and 4,624,796 shares of Class C Common Stock having a deemed value of approximately $113.0 million to the former stockholders of GulfStar Communications, Inc. ("GulfStar") in connection with the merger of GulfStar with and into a wholly-owned subsidiary of the Registrant (the "GulfStar Acquisition").

     On July 8, 1997, the Registrant sold 5,639,097 shares of Class C Common Stock to Capstar Broadcasting Partners, L.P. for a purchase price of $75,000,000.


     On July 8, 1997, the Registrant sold 837,746 shares of Class B Common Stock to Capstar BT Partners, L.P. for a purchase price of $11,100,000.


     On August 6, 1997, the Registrant sold 161,538 shares of Class A Common Stock to Joseph L. Mathias for a purchase price of $2,100,000 and sold 75,000 shares of Class C Common Stock to Capstar Broadcasting Partners, L.P. for a purchase price of $750,000.

     On September 30, 1997, the Registrant sold 45,112 shares and 11,278 shares of Class A Common Stock to Steven Dinetz and Eric W. Neumann, respectively, for a purchase price of $600,000 and $150,000, respectively.

     On January 26, 1998, the Registrant sold 558,496 shares of Class B Common Stock to Capstar BT Partners, L.P. for a purchase price of $7,428,000.

     On January 27, 1998, the Registrant sold 7,518,797 shares of Class C Common Stock to Capstar Broadcasting Partners, L.P. for a purchase price of $100,000,000.

     On February 4, 1998, the Registrant sold 11,278,195 shares of Class C Common Stock to Capstar Broadcasting Partners, L.P. for a purchase price of $150,000,000.

     On March 19, 1998, the Registrant sold 21,428,571 shares of Class C Common Stock to Capstar Broadcasting Partners, L.P. for a purchase price of $300,000,000.

     On April 3, 1998, the Registrant sold 3,571,428 shares of Class C Common Stock to Capstar Broadcasting Partners, L.P. for a purchase price of $50,000,000.

     On April 10, 1998, the Registrant sold 1,905,301 shares of Class B Common Stock to Capstar BT Partners, L.P. for a purchase price of $26,674,224.

     On May 6, 1998, R. Steven Dinetz exercised his employee stock options and the Registrant sold 85,000 shares of Class A Common Stock to Mr. Dinetz for a purchase price of $1,130,500.

     On May 18, 1998, the Registrant exchanged 1,200,064 shares of Class C Common Stock for the same number of shares of Class B Common Stock held of record by Thomas O. Hicks. The Registrant received no cash consideration.

     On May 19, 1998, Claude C. Turner exercised his employee stock options and the Registrant sold 35,000 shares of Class A Common Stock to Mr. Turner for a purchase price of $465,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         1.1             -- Form of Underwriting Agreement.#
         1.2             -- Form of Subscription Agreement.#
         2.1.1           -- Agreement and Plan of Merger, dated June 21, 1996, by and among CMI Acquisition Company, Inc., Commodore Media,
                            Inc. ("Commodore") and the stockholders and other
                            signatories thereto.(1)
         2.1.2           -- First Amendment to Agreement and Plan of Merger, dated
                            September 3, 1996.(2)
         2.1.3           -- Second Amendment to Agreement and Plan of Merger, dated
                            October 16, 1996.(2)
         3.1             -- Amended and Restated Certificate of Incorporation of the
                            Company.#
         3.2             -- Amended and Restated By-Laws of the Company.#
         4.1             -- Stock Certificate of Class A Common Stock, par value
                            $0.01 per share, of the Company.#
         4.2.1           -- Indenture, dated February 20, 1997, between Capstar
                            Broadcasting Partners, Inc. ("Capstar Partners") and U.S.
                            Trust Company of Texas, governing Capstar Partners'
                            outstanding 12 3/4% Senior Discount Notes due 2009 (the
                            "12 3/4% Capstar Indenture").(5)
         4.2.2           -- First Supplemental to 12 3/4% Capstar Indenture.(15)
         4.3             -- Indenture, dated June 17, 1997, between Capstar Radio and
                            U.S. Trust Company of Texas, N.A. governing Capstar
                            Radio's outstanding 9 1/4% Senior Subordinated Notes due
                            2007.(4)
         4.4             -- Indenture, dated June 17, 1997, between Capstar Partners and U.S. Trust Company of Texas, N.A. governing Capstar
                            Partners's 12% Subordinated Exchange Debentures due
                            2009.(4)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         4.5             -- Certificate of Designation of the Powers, Preferences and
                            Relative, Participating, Optional and Other Special
                            Rights of 12% Senior Exchangeable Preferred Stock and
                            Qualifications, Limitations and Restrictions Thereof of
                            Capstar Partners, dated June 17, 1997.(4)
         4.6.1           -- Certificate of Designation of the Powers, Preferences and
                            Relative, Participating, Optional and Other Special
                            Rights of Preferred Stock and Qualifications, Limitations
                            and Restrictions Thereof of 12 5/8% Series E Cumulative
                            Exchangeable Preferred Stock of SFX, due October 31, 2006
                            ("SFX Certificated Designation").(19)
         4.6.2           -- Certificate of Amendment to SFX Certificate of
                            Amendment.(22)
         4.7             -- Indenture, governing SFX's 12 5/8% Subordinated Exchange
                            Debentures due 2006.(18)
         4.8.1           -- Indenture, dated May 31, 1996, between SFX, the
                            guarantors name therein and Chemical Bank, governing
                            SFX's 10 3/4% Senior Subordinated Notes due 2006 (the
                            "10 3/4% SFX Notes Indenture").(21)
         4.8.2           -- First Supplement to 10 3/4% SFX Notes Indenture.(18)
         4.8.3           -- Second Supplement to 10 3/4% SFX Notes Indenture.(18)
         4.8.4           -- Third Supplement to 10 3/4% SFX Notes Indenture.(18)
         4.8.5           -- Fourth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.6           -- Fifth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.7           -- Sixth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.8           -- Seventh Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.9           -- Eighth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.10          -- Ninth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.11          -- Tenth Supplement to 10 3/4% SFX Notes Indenture.(20)
         4.9.1           -- Indenture, dated October 7, 1993, between SFX and
                            Chemical Bank, as trustee, governing SFX's 11 3/8% Senior
                            Subordinated Notes due 2000 (the "11 3/8% SFX
                            Indenture").(23)
         4.9.2           -- First Supplement to 11 3/8% SFX Indenture.(21)
         5.1             -- Opinion of Vinson & Elkins L.L.P.#
        10.1             -- Form of Commitment Letter for the Capstar Credit
                            Facility.#
        10.2             -- Financial Advisory Agreement, dated as of July 1, 1997, between the Company and Hicks, Muse & Co. Partners, L.P.
                            ("HMCo").(4)
        10.3             -- Financial Advisory Agreement, dated as of October 16,
                            1996, between Capstar Partners and HMCo.(5)
        10.4             -- Monitoring and Oversight Agreement, dated as of July 1,
                            1997, between the Company and HMCo.(4)
        10.5             -- Monitoring and Oversight Agreement, dated as of October
                            16, 1996, between Capstar Partners and HMCo.(5)
        10.6             -- Form of Indemnification Agreement between the Company and each of its directors and officers.(4)
        10.7.1           -- Employment Agreement, dated February 14, 1997, between
                            Capstar Partners and R. Steven Hicks.(5)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
        10.7.2           -- First Amendment to Employment Agreement, effective July
                            1, 1997, between R. Steven Hicks, Capstar Partners, and
                            the Company.(7)
        10.8             -- Employment Agreement, dated July 1, 1997, between the
                            Company and Paul D. Stone.(4)
        10.9             -- Employment Agreement dated July 1, 1997, between the
                            Company and William S. Banowsky, Jr.(4)
        10.10            -- Amended and Restated Employment Agreement, dated October
                            16, 1996, between Capstar Radio, Capstar Partners and
                            James T. Shea, Jr.(5)
        10.11            -- Employment Agreement, dated May 4, 1998, by and among the
                            Company, Capstar Employee Management Company, Inc. and
                            James P. Donahoe.#
        10.12.1          -- Employment Agreement between GulfStar Communications,
                            Inc. and John D. Cullen.(6)
        10.12.2          -- First Amendment to Employment Agreement between GulfStar
                            Communications, Inc. and John D. Cullen.(15)
        10.13            -- Employment Agreement, dated January 16, 1998, among
                            Central Star Communications, Inc., the Company, and Mary
                            K. Quass.(15)
        10.14            -- Not Used.
        10.15            -- Consulting, Non-Compete and Separation Agreement, dated
                            March 1, 1998, between Southern Star and Frank D.
                            Osborn.(15)
        10.16            -- Amended and Restated Capstar Broadcasting Corporation
                            1998 Stock Option Plan.#
        10.17.1          -- Form of Incentive Stock Option Agreement.(4)
        10.17.2          -- Form of Non-Qualified Stock Option Agreement for
                            Employees.(4)
        10.17.3          -- Form of Non-Qualified Stock Option Agreement for
                            Non-Employees.(6)
        10.18.1          -- Affiliate Stockholders Agreement, dated October 16, 1996, among Capstar Partners, Hicks, Muse, Tate & Furst
                            Incorporated ("Hicks Muse"), R. Steven Hicks and the
                            security holders listed therein.(5)
        10.18.2          -- First Amendment and Supplement to Affiliate Stockholders
                            Agreement, dated January 27, 1997, by and among Capstar
                            Partners, the securityholders listed therein and Hicks
                            Muse.(5)
        10.18.3          -- Second Amendment to Affiliate Stockholders Agreement,
                            dated February 20, 1997, by and among Capstar Partners,
                            the security holders listed therein and Hicks Muse.(3)
        10.18.4          -- Third Amendment to Affiliate Stockholders Agreement,
                            dated June 20, 1997, by and among the Company, Capstar
                            Partners, the security holders listed therein and Hicks
                            Muse.(4)
        10.18.5          -- Fourth Amendment to Affiliate Stockholders Agreement,
                            dated May 18, 1998, by and among the Company, Capstar
                            Partners, the securityholders listed therein and Hicks
                            Muse.#
        10.19.1          -- Management Stockholders Agreement, dated November 26,
                            1996, among Capstar Partners, the securityholders listed
                            therein and Hicks Muse.(5)
        10.19.2          -- First Amendment to Management Stockholders Agreement,
                            dated January 27, 1997, by and among Capstar Partners and
                            the securityholders listed therein.(5)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
        10.19.3          -- Second Amendment to Management Stockholders Agreement,
                            dated June 20, 1997, by and among the Company, Capstar
                            Partners, the security holders listed therein and Hicks
                            Muse.(4)
        10.19.4          -- Third Amendment to Management Stockholders Agreement,
                            dated May 18, 1998, by and among the Company, Capstar
                            Partners, the securityholders listed therein and Hicks
                            Muse.#
        10.20.1          -- Amended and Restated GulfStar Stockholders Agreement,
                            dated May 18, 1998, by and among the Company, the
                            security holders listed therein, and Hicks Muse.#
        10.21            -- Form of Amended and Restated Warrant, dated April 1,
                            1998, issued to R. Steven Hicks.#
        10.22            -- Form of Amended and Restated Warrant, dated April 1,
                            1998, issued to R. Steven Hicks.#
        10.23            -- Form of Amended and Restated Warrant, dated April 1,
                            1998, issued to R. Steven Hicks.#
        10.24.1          -- Stock Purchase Agreement, dated June 12, 1997, by and
                            among Capstar Acquisition Company, Inc., Capstar
                            Partners, Patterson Broadcasting, Inc. and the selling
                            stockholders named therein (the "Patterson Stock Purchase
                            Agreement").(4)
        10.24.2          -- First Amendment to Patterson Stock Purchase Agreement.(6)
        10.24.3          -- Second Amendment to Patterson Stock Purchase
                            Agreement.(9)
        10.24.4          -- Third Amendment to Patterson Stock Purchase Agreement.(9)
        10.24.5          -- Fourth Amendment to Patterson Stock Purchase
                            Agreement.(9)
        10.25            -- Agreement and Plan of Merger, dated June 16, 1997, by and among GulfStar Communications, Inc., the Company,
                            CBC-GulfStar Merger Sub, Inc. and the stockholders listed
                            therein.(4)
        10.26.1          -- Agreement and Plan of Merger, dated July 23, 1997, by and among OCC Acquisition Corporation, Osborn Communications
                            Corporation, and OCC Holding Corporation (the "Osborn
                            Merger Agreement").(10)
        10.26.2          -- First Amendment to Osborn Merger Agreement.(10)
        10.27.1          -- Agreement and Plan of Merger, dated as of December 9,
                            1996, by and among Benchmark Communications Radio Limited
                            Partnership, Benchmark Acquisition, Inc., Benchmark Radio
                            Acquisition Fund I Limited Partnership, Benchmark Radio
                            Acquisition Fund IV Limited Partnership, Benchmark Radio
                            Acquisition Fund VII Limited Partnership, Benchmark Radio
                            Acquisition Fund VIII Limited Partnership, Joe L. Mathis
                            IV, Bruce R. Spector, Capstar Partners and BCR Holding,
                            Inc. ("Benchmark Merger Agreement").(3)
        10.27.2          -- Letter Agreement Amending Benchmark Merger Agreement.(3)
        10.27.3          -- Letter Agreement amending Benchmark Merger Agreement.(3)
        10.27.4          -- Letter Agreement amending Benchmark Merger Agreement.(3)
        10.27.5          -- First Amendment to the Benchmark Merger Agreement.(11)
        10.27.6          -- Second Amendment to the Benchmark Merger Agreement.(11)
        10.28.1          -- Agreement and Plan of Merger, dated August 24, 1997, by and among SBI Holding Corporation, SBI Radio Acquisition
                            Corporation and SFX Broadcasting, Inc. (the "SFX Merger
                            Agreement")(16)
        10.28.2          -- Amendment No. 1 to SFX Merger Agreement.(22)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
        10.28.3          -- Amendment No. 2 to the SFX Merger Agreement.(17)
        10.29.1          -- Letter Agreement, dated February 20, 1998, between
                            Chancellor Media Corporation of Los Angeles and the
                            Company ("Chancellor Letter Agreement").#
        10.29.2          -- Amendment to Chancellor Letter Agreement.#
        10.30            -- Form of Time Brokerage Agreement with Chancellor Media
                            Corporation.#
        10.31.1          -- Form of Capstar Broadcasting Corporation Pledge
                            Agreement.#
        10.31.2          -- Form of Note due to Chancellor Media Corporation.#
        10.32            -- Form of Warrant, dated April 1, 1998, issued to R. Steven
                            Hicks.#
        10.33            -- Form of Warrant, dated April 1, 1998, issued to R. Steven
                            Hicks.#
        10.34.1          -- Letter of Credit Agreement, dated February 12, 1998,
                            among R. Steven Hicks and Bankers Trust Company.#
        10.34.2          -- Guaranty and Purchase Agreement, dated February 12, 1998, made by Capstar Radio in favor of Bankers Trust Company.#
        10.34.3          -- Form of Letter Agreement to be entered into between R.
                            Steven Hicks and the Company in regard to purchase of
                            construction permit.#
        10.35            -- Form of Warrant, dated April 1, 1998, issued to Paul D.
                            Stone.#
        10.36            -- Form of Warrant, dated April 1, 1998, issued to William
                            S. Banowsky, Jr.#
        10.37            -- Form of Asset Exchange Agreement among Chancellor Media
                            Corporation of Los Angeles, Chancellor Media Licensee
                            Company and SFXTX Limited Partnership.#
        11.1             -- Statement re computation of historical and pro forma
                            historical per share earnings.#
        11.2             -- Statement of computation of pro forma per share
                            earnings.*
        21.1             -- List of Subsidiaries.#
        23.1             -- Consent of Vinson & Elkins L.L.P. (included in its
                            opinion filed as Exhibit 5.1).#
        23.2             -- Consent of Coopers & Lybrand L.L.P. -- the Company.*
        23.3             -- Consent of Ernst & Young LLP -- Commodore Media, Inc.,
                            Southern Star Communications, Inc. and SFX Broadcasting,
                            Inc.*
        23.4             -- Consent of Coopers & Lybrand L.L.P. -- Benchmark
                            Communications.*
        23.5             -- Consent of Coopers & Lybrand L.L.P. -- Community Pacific
                            Broadcasting Company, L.P.*
        23.6             -- Consent of Coopers & Lybrand L.L.P. -- Midcontinent
                            Broadcasting Co. of Wisconsin, Inc.*
        23.7             -- Consent of Coopers & Lybrand L.L.P. -- Point
                            Communications Limited Partnership.*
        23.8             -- Consent of Arthur Andersen LLP -- Ameron Broadcasting,
                            Inc.*
        23.9             -- Consent of Arthur Andersen LLP -- Patterson Broadcasting,
                            Inc.*
        24.1             -- Powers of Attorney.#
        27.1             -- Financial Data Schedule.#


---------------

  *  Filed herewith.

  #  Previously filed.

 (1) Incorporated by reference to Commodore Media, Inc.'s ("Commodore") Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, File No. 33-92732.

 (2) Incorporated by reference to Commodore's Current Report on Form 8-K filed October 31, 1996, File No. 33-92732.

 (3) Incorporated by reference to Capstar Partners's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 333-25638.

 (4) Incorporated by reference to Capstar Partners's Amendment No. 1 to Registration Statement on Form S-4, dated July 8, 1997, File No. 333-25638.

 (5) Incorporated by reference to Capstar Partners's Registration Statement on Form S-1, dated April 16, 1997, File No. 333-25263.

 (6) Incorporated by reference to Capstar Partners's Amendment No. 2 to Registration Statement on Form S-4, dated August 5, 1997, File No. 333-25638.

 (7) Incorporated by reference to Capstar Partners's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, File No. 333-25638.

 (8) Incorporated by reference to Capstar Radio's Current Report on Form 8-K, dated November 26, 1997, File No. 33-92732.

 (9) Incorporated by reference to Capstar Radio's Current Report on Form 8-K, dated February 13, 1998, File No. 333-25683.

(10) Incorporated by reference to Commodore's Current Report on Form 8-K, dated March 6, 1997, File No. 33-92732.

(11) Incorporated by reference to Capstar Radio's Current Report on Form 8-K, dated August 6, 1997, File No. 33-92732.

(12) Incorporated by reference to Capstar Radio's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 33-02732.

(13) Incorporated by reference to Capstar Radio's Registration Statement on Form S-4, dated August 6, 1997, File No. 33-02732.

(14) Incorporated by reference to Commodore's Registration Statement on Form S-4, dated July 26, 1995, File No. 33-02732.

(15) Incorporated by reference to Capstar Partners' and Capstar Radio's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 333-25638.

(16) Incorporated by reference to SFX's Current Report on Form 8-K, dated August 26, 1997, File No. 000-22486.

(17) Incorporated by reference to SFX's Current Report on Form 8-K, dated February 17, 1998, File No. 000-22486.

(18) Incorporated by reference to SFX's Current Report on Form 8-K, dated January 17, 1997, File No. 000-22486.

(19) Incorporated by reference to SFX's Current Report on Form 8-K, dated January 27, 1997, File No. 000-22486.

(20) Incorporated by reference to SFX's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 000-22486.

(21) Incorporated by reference to SFX's Registration Statement on Form S-4, dated June 21, 1996, File No. 333-06553.

(22) Incorporated by reference to SFX's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 000-22486.

(23) Incorporated by reference to SFX's Amendment No. 3 to Registration Statement on Form S-1, dated September 29, 1993, File No. 33-66718.

     (b) Financial Statement Schedules:

     The following financial statement schedules are included in this Registration Statement:

        Reports of Independent Accountants

        I -- Condensed Financial Information of Registrant

        II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Company has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 22nd day of May, 1998.


                                            CAPSTAR BROADCASTING
                                            CORPORATION

                                            By:/s/ WILLIAM S. BANOWSKY, JR.
                                              ----------------------------------
                                                   William S. Banowsky, Jr.
                                                  Executive Vice President,
                                                General Counsel and Secretary


     Pursuant to the requirements of the Securities Act, this Amendment No. 5 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      CAPACITY                        DATE
                      ---------                                      --------                        ----

                          *                            President and Chief Executive Officer     May 22, 1998
-----------------------------------------------------    (Principal Executive Officer)
                   R. Steven Hicks

                          *                            Executive Vice President and Chief        May 22, 1998
-----------------------------------------------------    Financial Officer (Principal
                    Paul D. Stone                        Financial and Accounting Officer)

                          *                            Chairman of the Board                     May 22, 1998
-----------------------------------------------------
                   Thomas O. Hicks

                          *                            Director                                  May 22, 1998
-----------------------------------------------------
                  Michael J. Levitt

                          *                            Director                                  May 22, 1998
-----------------------------------------------------
                   Eric C. Neuman

                          *                            Director                                  May 22, 1998
-----------------------------------------------------
               Lawrence D. Stuart, Jr.

                          *                            Director                                  May 22, 1998
-----------------------------------------------------
                  R. Gerald Turner

          By: /s/ WILLIAM S. BANOWSKY, JR.
  -------------------------------------------------
              William S. Banowsky, Jr.
                  Attorney-in-Fact

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Capstar Broadcasting Corporation

     In connection with our audits of the consolidated financial statements of Capstar Broadcasting Corporation and Subsidiaries as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, which financial statements are included in the Prospectus, we have also audited the financial statement schedules listed in Item 16(b) herein.

     In our opinion, these financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                            COOPERS & LYBRAND L.L.P.

Austin, Texas
March 26, 1998

                        CAPSTAR BROADCASTING CORPORATION

                                   SCHEDULE I
                     PARENT COMPANY CONDENSED BALANCE SHEET

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                               DECEMBER 31,
                                                               ------------
                                                                   1997
                                                               ------------
Investment in subsidiaries, at equity.......................     $215,869
Notes receivable............................................       15,406
Due from subsidiaries.......................................        1,082
                                                                 --------
          Total assets......................................     $232,357
                                                                 ========

                   LIABILITIES AND STOCKHOLDERS' EQUITY
Deferred income taxes.......................................     $    272
                                                                 --------
          Total liabilities.................................          272
                                                                 --------
Stockholder's equity:
  Common Stock, Class A, voting.............................          258
  Common Stock, Class B, nonvoting..........................          482
  Common Stock, Class C, voting.............................        2,281
  Additional paid-in capital................................      288,605
  Stock subscriptions receivable............................       (4,374)
  Accumulated deficit.......................................      (55,167)
                                                                 --------
          Total stockholder's equity........................      232,085
                                                                 --------
          Total liabilities and stockholders' equity........     $232,357
                                                                 ========

     The accompanying notes are an integral part of the condensed financial statements.

                        CAPSTAR BROADCASTING CORPORATION
                                   SCHEDULE I

                PARENT COMPANY CONDENSED STATEMENT OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
Equity in losses of consolidated subsidiaries...............    $    (39,661)
Interest income.............................................             753
Dividends and accretion on preferred stock of subsidiary....          (6,560)
                                                                ------------
          Loss before provision for income taxes............         (45,468)
Provision for income taxes..................................            (272)
                                                                ------------
          Net loss..........................................         (45,740)
Dividends, accretion and redemption of preferred stock......          (7,071)
                                                                ------------
          Net loss attributable to common stock.............    $    (52,811)
                                                                ============
Basic and diluted loss per common share.....................    $      (0.21)
                                                                ============
Weighted average common shares outstanding..................     254,552,111
                                                                ============

     The accompanying notes are an integral part of the condensed financial statements.

                        CAPSTAR BROADCASTING CORPORATION

                                   SCHEDULE I
                PARENT COMPANY CONDENSED STATEMENT OF CASH FLOWS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
Cash flows from investing activities:
  Investment in subsidiaries................................      $ (86,142)
                                                                  ---------
          Net cash used in investing activities.............        (86,142)
                                                                  ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................         86,142
          Net cash provided by financing activities.........         86,142
                                                                  ---------
Net increase (decrease) in cash and cash equivalents........             --
Cash and cash equivalents at beginning of period............             --
                                                                  ---------
Cash and cash equivalents at end of period..................      $      --
                                                                  =========

     The accompanying notes are an integral part of the condensed financial statements.

                        CAPSTAR BROADCASTING CORPORATION

                                   SCHEDULE I
             NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. GENERAL

     The accompanying condensed financial statements of Capstar Broadcasting Corporation (the "Company") should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries included herein.

2. OBLIGATIONS, GUARANTEES AND COMMITMENTS

     The Company has guaranteed the obligations under a senior credit facility of its subsidiary Capstar Radio Broadcasting Partners, Inc. Such obligations prohibit the subsidiary from making loans or transfers or paying dividends to the Company without the consent of the lenders subject to certain provisions in the Senior Credit Facility. See Note 7 to consolidated financial statements regarding these obligations.

3. OTHER

     See Notes 7 and 9, respectively, to consolidated financial statements for a description of the long-term debt and redeemable preferred stock of the Company.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               ADDITIONS         DEDUCTIONS
                                              BALANCE    ---------------------   ----------
                                                AT       CHARGED TO                            BALANCE
                                             BEGINNING   COSTS AND    AMOUNTS      DIRECT      AT END
                DESCRIPTION                  OF PERIOD    EXPENSES    ACQUIRED   WRITE-OFFS   OF PERIOD
                -----------                  ---------   ----------   --------   ----------   ---------
Allowance for doubtful accounts 12/31/95...   $   65       $  195      $   --      $  124      $  136
Allowance for doubtful accounts 12/31/96...      136          661         733         363       1,167
Allowance for doubtful accounts 12/31/97...    1,167        2,044       1,355       1,677       2,889
Allowance for doubtful accounts 3/31/98....    2,889          632         325         158       3,688

                               INDEX TO EXHIBITS

     (a) Exhibits

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         1.1             -- Form of Underwriting Agreement.#
         1.2             -- Form of Subscription Agreement.#
         2.1.1           -- Agreement and Plan of Merger, dated June 21, 1996, by and among CMI Acquisition Company, Inc., Commodore Media,
                            Inc. ("Commodore") and the stockholders and other
                            signatories thereto.(1)
         2.1.2           -- First Amendment to Agreement and Plan of Merger, dated
                            September 3, 1996.(2)
         2.1.3           -- Second Amendment to Agreement and Plan of Merger, dated
                            October 16, 1996.(2)
         3.1             -- Amended and Restated Certificate of Incorporation of the
                            Company.#
         3.2             -- Amended and Restated By-Laws of the Company.#
         4.1             -- Stock Certificate of Class A Common Stock, par value
                            $0.01 per share, of the Company.#
         4.2.1           -- Indenture, dated February 20, 1997, between Capstar
                            Broadcasting Partners, Inc. ("Capstar Partners") and U.S.
                            Trust Company of Texas, governing Capstar Partners'
                            outstanding 12 3/4% Senior Discount Notes due 2009 (the
                            "12 3/4% Capstar Indenture").(5)
         4.2.2           -- First Supplemental to 12 3/4% Capstar Indenture.(15)
         4.3             -- Indenture, dated June 17, 1997, between Capstar Radio and
                            U.S. Trust Company of Texas, N.A. governing Capstar
                            Radio's outstanding 9 1/4% Senior Subordinated Notes due
                            2007.(4)
         4.4             -- Indenture, dated June 17, 1997, between Capstar Partners and U.S. Trust Company of Texas, N.A. governing Capstar
                            Partners's 12% Subordinated Exchange Debentures due
                            2009.(4)
         4.5             -- Certificate of Designation of the Powers, Preferences and
                            Relative, Participating, Optional and Other Special
                            Rights of 12% Senior Exchangeable Preferred Stock and
                            Qualifications, Limitations and Restrictions Thereof of
                            Capstar Partners, dated June 17, 1997.(4)
         4.6.1           -- Certificate of Designation of the Powers, Preferences and
                            Relative, Participating, Optional and Other Special
                            Rights of Preferred Stock and Qualifications, Limitations
                            and Restrictions Thereof of 12 5/8% Series E Cumulative
                            Exchangeable Preferred Stock of SFX, due October 31, 2006
                            ("SFX Certificated Designation").(19)
         4.6.2           -- Certificate of Amendment to SFX Certificate of
                            Amendment.(22)
         4.7             -- Indenture, governing SFX's 12 5/8% Subordinated Exchange
                            Debentures due 2006.(18)
         4.8.1           -- Indenture, dated May 31, 1996, between SFX, the
                            guarantors name therein and Chemical Bank, governing
                            SFX's 10 3/4% Senior Subordinated Notes due 2006 (the
                            "10 3/4% SFX Notes Indenture").(21)
         4.8.2           -- First Supplement to 10 3/4% SFX Notes Indenture.(18)
         4.8.3           -- Second Supplement to 10 3/4% SFX Notes Indenture.(18)
         4.8.4           -- Third Supplement to 10 3/4% SFX Notes Indenture.(18)
         4.8.5           -- Fourth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.6           -- Fifth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.7           -- Sixth Supplement to 10 3/4% SFX Notes Indenture.#

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         4.8.8           -- Seventh Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.9           -- Eighth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.10          -- Ninth Supplement to 10 3/4% SFX Notes Indenture.#
         4.8.11          -- Tenth Supplement to 10 3/4% SFX Notes Indenture.(20)
         4.9.1           -- Indenture, dated October 7, 1993, between SFX and
                            Chemical Bank, as trustee, governing SFX's 11 3/8% Senior
                            Subordinated Notes due 2000 (the "11 3/8% SFX
                            Indenture").(23)
         4.9.2           -- First Supplement to 11 3/8% SFX Indenture.(21)
         5.1             -- Opinion of Vinson & Elkins L.L.P.#
        10.1             -- Form of Commitment Letter for the Capstar Credit
                            Facility.#
        10.2             -- Financial Advisory Agreement, dated as of July 1, 1997, between the Company and Hicks, Muse & Co. Partners, L.P.
                            ("HMCo").(4)
        10.3             -- Financial Advisory Agreement, dated as of October 16,
                            1996, between Capstar Partners and HMCo.(5)
        10.4             -- Monitoring and Oversight Agreement, dated as of July 1,
                            1997, between the Company and HMCo.(4)
        10.5             -- Monitoring and Oversight Agreement, dated as of October
                            16, 1996, between Capstar Partners and HMCo.(5)
        10.6             -- Form of Indemnification Agreement between the Company and each of its directors and officers.(4)
        10.7.1           -- Employment Agreement, dated February 14, 1997, between
                            Capstar Partners and R. Steven Hicks.(5)
        10.7.2           -- First Amendment to Employment Agreement, effective July
                            1, 1997, between R. Steven Hicks, Capstar Partners, and
                            the Company.(7)
        10.8             -- Employment Agreement, dated July 1, 1997, between the
                            Company and Paul D. Stone.(4)
        10.9             -- Employment Agreement dated July 1, 1997, between the
                            Company and William S. Banowsky, Jr.(4)
        10.10            -- Amended and Restated Employment Agreement, dated October
                            16, 1996, between Capstar Radio, Capstar Partners and
                            James T. Shea, Jr.(5)
        10.11            -- Employment Agreement, dated May 4, 1998, by and among the
                            Company, Capstar Employee Management Company, Inc. and
                            James P. Donahoe.#
        10.12.1          -- Employment Agreement between GulfStar Communications,
                            Inc. and John D. Cullen.(6)
        10.12.2          -- First Amendment to Employment Agreement between GulfStar
                            Communications, Inc. and John D. Cullen.(15)
        10.13            -- Employment Agreement, dated January 16, 1998, among
                            Central Star Communications, Inc., the Company, and Mary
                            K. Quass.(15)
        10.14            -- Not Used.
        10.15            -- Consulting, Non-Compete and Separation Agreement, dated
                            March 1, 1998, between Southern Star and Frank D.
                            Osborn.(15)
        10.16            -- Amended and Restated Capstar Broadcasting Corporation
                            1998 Stock Option Plan.#
        10.17.1          -- Form of Incentive Stock Option Agreement.(4)
        10.17.2          -- Form of Non-Qualified Stock Option Agreement for
                            Employees.(4)
        10.17.3          -- Form of Non-Qualified Stock Option Agreement for
                            Non-Employees.(6)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
        10.18.1          -- Affiliate Stockholders Agreement, dated October 16, 1996, among Capstar Partners, Hicks, Muse, Tate & Furst
                            Incorporated ("Hicks Muse"), R. Steven Hicks and the
                            security holders listed therein.(5)
        10.18.2          -- First Amendment and Supplement to Affiliate Stockholders
                            Agreement, dated January 27, 1997, by and among Capstar
                            Partners, the securityholders listed therein and Hicks
                            Muse.(5)
        10.18.3          -- Second Amendment to Affiliate Stockholders Agreement,
                            dated February 20, 1997, by and among Capstar Partners,
                            the security holders listed therein and Hicks Muse.(3)
        10.18.4          -- Third Amendment to Affiliate Stockholders Agreement,
                            dated June 20, 1997, by and among the Company, Capstar
                            Partners, the security holders listed therein and Hicks
                            Muse.(4)
        10.18.5          -- Fourth Amendment to Affiliate Stockholders Agreement,
                            dated May 18, 1998, by and among the Company, Capstar
                            Partners, the securityholders listed therein and Hicks
                            Muse.#
        10.19.1          -- Management Stockholders Agreement, dated November 26,
                            1996, among Capstar Partners, the securityholders listed
                            therein and Hicks Muse.(5)
        10.19.2          -- First Amendment to Management Stockholders Agreement,
                            dated January 27, 1997, by and among Capstar Partners and
                            the securityholders listed therein.(5)
        10.19.3          -- Second Amendment to Management Stockholders Agreement,
                            dated June 20, 1997, by and among the Company, Capstar
                            Partners, the security holders listed therein and Hicks
                            Muse.(4)
        10.19.4          -- Third Amendment to Management Stockholders Agreement,
                            dated May 18, 1998, by and among the Company, Capstar
                            Partners, the securityholders listed therein and Hicks
                            Muse.#
        10.20.1          -- Amended and Restated GulfStar Stockholders Agreement,
                            dated May 18, 1998, by and among the Company, the
                            security holders listed therein, and Hicks Muse.#
        10.21            -- Form of Amended and Restated Warrant, dated April 1,
                            1998, issued to R. Steven Hicks.#
        10.22            -- Form of Amended and Restated Warrant, dated April 1,
                            1998, issued to R. Steven Hicks.#
        10.23            -- Form of Amended and Restated Warrant, dated April 1,
                            1998, issued to R. Steven Hicks.#
        10.24.1          -- Stock Purchase Agreement, dated June 12, 1997, by and
                            among Capstar Acquisition Company, Inc., Capstar
                            Partners, Patterson Broadcasting, Inc. and the selling
                            stockholders named therein (the "Patterson Stock Purchase
                            Agreement").(4)
        10.24.2          -- First Amendment to Patterson Stock Purchase Agreement.(6)
        10.24.3          -- Second Amendment to Patterson Stock Purchase
                            Agreement.(9)
        10.24.4          -- Third Amendment to Patterson Stock Purchase Agreement.(9)
        10.24.5          -- Fourth Amendment to Patterson Stock Purchase
                            Agreement.(9)
        10.25            -- Agreement and Plan of Merger, dated June 16, 1997, by and among GulfStar Communications, Inc., the Company,
                            CBC-GulfStar Merger Sub, Inc. and the stockholders listed
                            therein.(4)
        10.26.1          -- Agreement and Plan of Merger, dated July 23, 1997, by and among OCC Acquisition Corporation, Osborn Communications
                            Corporation, and OCC Holding Corporation (the "Osborn
                            Merger Agreement").(10)
        10.26.2          -- First Amendment to Osborn Merger Agreement.(10)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
        10.27.1          -- Agreement and Plan of Merger, dated as of December 9,
                            1996, by and among Benchmark Communications Radio Limited
                            Partnership, Benchmark Acquisition, Inc., Benchmark Radio
                            Acquisition Fund I Limited Partnership, Benchmark Radio
                            Acquisition Fund IV Limited Partnership, Benchmark Radio
                            Acquisition Fund VII Limited Partnership, Benchmark Radio
                            Acquisition Fund VIII Limited Partnership, Joe L. Mathis
                            IV, Bruce R. Spector, Capstar Partners and BCR Holding,
                            Inc. ("Benchmark Merger Agreement").(3)
        10.27.2          -- Letter Agreement Amending Benchmark Merger Agreement.(3)
        10.27.3          -- Letter Agreement amending Benchmark Merger Agreement.(3)
        10.27.4          -- Letter Agreement amending Benchmark Merger Agreement.(3)
        10.27.5          -- First Amendment to the Benchmark Merger Agreement.(11)
        10.27.6          -- Second Amendment to the Benchmark Merger Agreement.(11)
        10.28.1          -- Agreement and Plan of Merger, dated August 24, 1997, by and among SBI Holding Corporation, SBI Radio Acquisition
                            Corporation and SFX Broadcasting, Inc. (the "SFX Merger
                            Agreement")(16)
        10.28.2          -- Amendment No. 1 to SFX Merger Agreement.(22)
        10.28.3          -- Amendment No. 2 to the SFX Merger Agreement.(17)
        10.29.1          -- Letter Agreement, dated February 20, 1998, between
                            Chancellor Media Corporation of Los Angeles and the
                            Company ("Chancellor Letter Agreement").#
        10.29.2          -- Amendment to Chancellor Letter Agreement.#
        10.30            -- Form of Time Brokerage Agreement with Chancellor Media
                            Corporation.#
        10.31.1          -- Form of Capstar Broadcasting Corporation Pledge
                            Agreement.#
        10.31.2          -- Form of Note due to Chancellor Media Corporation.#
        10.32            -- Form of Warrant, dated April 1, 1998, issued to R. Steven
                            Hicks.#
        10.33            -- Form of Warrant, dated April 1, 1998, issued to R. Steven
                            Hicks.#
        10.34.1          -- Letter of Credit Agreement, dated February 12, 1998,
                            among R. Steven Hicks and Bankers Trust Company.#
        10.34.2          -- Guaranty and Purchase Agreement, dated February 12, 1998, made by Capstar Radio in favor of Bankers Trust Company.#
        10.34.3          -- Form of Letter Agreement to be entered into between R.
                            Steven Hicks and the Company in regard to purchase of
                            construction permit.#
        10.35            -- Form of Warrant, dated April 1, 1998, issued to Paul D.
                            Stone.#
        10.36            -- Form of Warrant, dated April 1, 1998, issued to William
                            S. Banowsky, Jr.#
        10.37            -- Form of Asset Exchange Agreement among Chancellor Media
                            Corporation of Los Angeles, Chancellor Media Licensee
                            Company and SFXTX Limited Partnership.#
        11.1             -- Statement re computation of historical and pro forma
                            historical per share earnings.#
        11.2             -- Statement of computation of pro forma per share
                            earnings.*
        21.1             -- List of Subsidiaries.#
        23.1             -- Consent of Vinson & Elkins L.L.P. (included in its
                            opinion filed as Exhibit 5.1).*
        23.2             -- Consent of Coopers & Lybrand L.L.P. -- the Company.*
        23.3             -- Consent of Ernst & Young LLP -- Commodore Media, Inc.,
                            Southern Star Communications, Inc. and SFX Broadcasting,
                            Inc.*
        23.4             -- Consent of Coopers & Lybrand L.L.P. -- Benchmark
                            Communications.*
        23.5             -- Consent of Coopers & Lybrand L.L.P. -- Community Pacific
                            Broadcasting Company, L.P.*
        23.6             -- Consent of Coopers & Lybrand L.L.P. -- Midcontinent
                            Broadcasting Co. of Wisconsin, Inc.*

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
        23.7             -- Consent of Coopers & Lybrand L.L.P. -- Point
                            Communications Limited Partnership.*
        23.8             -- Consent of Arthur Andersen LLP -- Ameron Broadcasting,
                            Inc.*
        23.9             -- Consent of Arthur Andersen LLP -- Patterson Broadcasting,
                            Inc.*
        24.1             -- Powers of Attorney.#
        27.1             -- Financial Data Schedule.#

---------------

  *  Filed herewith.

  #  Previously filed.

 (1) Incorporated by reference to Commodore Media, Inc.'s ("Commodore") Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, File No. 33-92732.

 (2) Incorporated by reference to Commodore's Current Report on Form 8-K filed October 31, 1996, File No. 33-92732.

 (3) Incorporated by reference to Capstar Partners's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 333-25638.

 (4) Incorporated by reference to Capstar Partners's Amendment No. 1 to Registration Statement on Form S-4, dated July 8, 1997, File No. 333-25638.

 (5) Incorporated by reference to Capstar Partners's Registration Statement on Form S-1, dated April 16, 1997, File No. 333-25263.

 (6) Incorporated by reference to Capstar Partners's Amendment No. 2 to Registration Statement on Form S-4, dated August 5, 1997, File No. 333-25638.

 (7) Incorporated by reference to Capstar Partners's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, File No. 333-25638.

 (8) Incorporated by reference to Capstar Radio's Current Report on Form 8-K, dated November 26, 1997, File No. 33-92732.

 (9) Incorporated by reference to Capstar Radio's Current Report on Form 8-K, dated February 13, 1998, File No. 333-25683.

(10) Incorporated by reference to Commodore's Current Report on Form 8-K, dated March 6, 1997, File No. 33-92732.

(11) Incorporated by reference to Capstar Radio's Current Report on Form 8-K, dated August 6, 1997, File No. 33-92732.

(12) Incorporated by reference to Capstar Radio's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 33-02732.

(13) Incorporated by reference to Capstar Radio's Registration Statement on Form S-4, dated August 6, 1997, File No. 33-02732.

(14) Incorporated by reference to Commodore's Registration Statement on Form S-4, dated July 26, 1995, File No. 33-02732.

(15) Incorporated by reference to Capstar Partners' and Capstar Radio's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 333-25638.

(16) Incorporated by reference to SFX's Current Report on Form 8-K, dated August 26, 1997, File No. 000-22486.

(17) Incorporated by reference to SFX's Current Report on Form 8-K, dated February 17, 1998, File No. 000-22486.

(18) Incorporated by reference to SFX's Current Report on Form 8-K, dated January 17, 1997, File No. 000-22486.

(19) Incorporated by reference to SFX's Current Report on Form 8-K, dated January 27, 1997, File No. 000-22486.

(20) Incorporated by reference to SFX's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 000-22486.

(21) Incorporated by reference to SFX's Registration Statement on Form S-4, dated June 21, 1996, File No. 333-06553.

(22) Incorporated by reference to SFX's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 000-22486.

(23) Incorporated by reference to SFX's Amendment No. 3 to Registration Statement on Form S-1, dated September 29, 1993, File No. 33-66718.